THIS SUPPLEMENTARY PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This is a Supplementary Prospectus issued by the Company which supplements the Prospectus in relation to the Rights Issue issued by the Company on 4 November 2009.

This Supplementary Prospectus is supplemental to, and must be read in conjunction with, the Prospectus. Copies of the Prospectus and this Supplementary Prospectus are available at the address set out on page 39 of this Supplementary Prospectus until Tuesday, 24 November 2009. Except where the context otherwise requires, terms defined in the Prospectus have the same meanings when used in this Supplementary Prospectus. Your attention is drawn to the additional definitions set out on page 10 of this Supplementary Prospectus. A copy of each of the Supplementary Documents has been registered with the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance, and will be filed with the Registrar of Companies of Bermuda on or as soon as reasonably practicable after the publication of this Supplementary Prospectus. The Registrar of Companies in Hong Kong, the Registrar of Companies of Bermuda and the Securities and Futures Commission of Hong Kong take no responsibility for the contents of any of the Supplementary Documents.

If you are in any doubt as to any aspect of this Supplementary Prospectus or as to the action to be taken, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in First Pacific Company Limited, you should at once hand this Supplementary Prospectus to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited, the Stock Exchange and HKSCC take no responsibility for the contents of the Supplementary Documents, make no representation as to their accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of the Supplementary Documents.

Distribution of the Supplementary Documents into jurisdictions other than Hong Kong may be restricted by law. Persons into whose possession the Supplementary Documents come (including, without limitation, agents, custodians, nominees and trustees) should inform themselves of and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. In particular, subject to certain exceptions as determined by the Company, the Supplementary Documents should not be distributed, forwarded to or transmitted in, into or from any of the Specified Territories.

Shareholders and Beneficial Owners are referred to the important information set out in the sections headed, "Distribution of the Supplementary Documents" and "Additional Information for Beneficial Owners who are resident in a Specified Territory (including those Beneficial Owners who are resident in a Specified Territory who hold their Shares through CCASS)" in this Supplementary Prospectus and the sections headed "Qualifying Shareholders", "Distribution of this Prospectus and the other Prospectus Documents", "Non-Qualifying Shareholders" and "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue" in the Prospectus. Shareholders and Beneficial Owners in the US, the UK and Canada are specifically referred to the sections of the Prospectus headed "Non-Qualifying Shareholders" and "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue". Except as otherwise set out herein the Rights Issue described in the Supplemented Prospectus Documents is not being made to Shareholders, Beneficial Owners or investors in the Specified Territories.

Shareholders, Beneficial Owners and any other persons having possession of this Supplementary Prospectus and/or the Withdrawal Form are advised to inform themselves of and to observe any legal requirements applicable thereto. No person in any Specified Territory receiving this Supplementary Prospectus and/or the Withdrawal Form may treat the same as an offer, invitation or solicitation to subscribe for any Rights Shares unless such offer, invitation or solicitation could lawfully be made without compliance with any registration or regulatory or legal requirements in such territory.


09047302

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacific.com
(Stock Code: 00142)

SUPPLEMENTARY PROSPECTUS

RIGHTS ISSUE BY FIRST PACIFIC COMPANY LIMITED OF 643,387,400 RIGHTS SHARES AT THE SUBSCRIPTION PRICE OF HK$3.40 PER RIGHTS SHARE ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY FIVE EXISTING SHARES HELD

Joint Underwriters of the Rights Issue
(in alphabetical order)

CAZENOVE ASIA
A Standard Chartered group company

CREDIT SUISSE

HSBC

Unless otherwise stated, all references to times and dates in this Supplementary Prospectus are references to Hong Kong time and Hong Kong dates, respectively.

The latest time for acceptance and payment for the Rights Shares is now 4:30 p.m. on Tuesday, 24 November 2009.

Dealings in the Existing Shares and the Rights Shares in their nil-paid and fully-paid forms may be settled through CCASS established and operated by HKSCC. You should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser for details of the settlement arrangements and how such arrangements may affect your rights and interests.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange, as well as compliance with the stock admission requirements of HKSCC, the Rights Shares in their nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the respective commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the "General Rules of CCASS" and the "CCASS Operational Procedures" in effect from time to time.

It should be noted that the Underwriting Agreement grants the Underwriters the right to terminate their obligations under the Underwriting Agreement by notice to the Company at any time prior to the Latest Time for Termination if: (a) any of the following shall have come to the notice of the Underwriters or the Underwriters shall have reasonable cause to believe after the date of the Underwriting Agreement: (i) that any statement contained in any of the Announcement, the Prospectus Documents or any supplementary prospectus was or has become untrue, incorrect or misleading in any material respect; or (ii) that any matter has arisen or been discovered which would, if the Announcement, the Prospectus Documents or any supplementary prospectus had been issued at that time, constitute a material omission therefrom if it had not been disclosed in the Announcement, the Prospectus Documents or any supplementary prospectus; or (iii) that the Company is required by any applicable law or regulatory rule to issue a supplementary prospectus in connection with the Rights Issue; or (iv) that any of the warranties given by the Company pursuant to the Underwriting Agreement is (or would if repeated at that time be) untrue or breached; or (v) any event, act or omission which gives rise or is likely to give rise to any liability of the Company pursuant to the indemnities contained in the Underwriting Agreement; or (vi) any breach of any of the obligations or undertakings of the Company under the Underwriting Agreement; or (vii) any adverse change or prospective adverse change in the business or in the financial or trading position or prospects of the Company or any of its subsidiaries or PLDT which in the opinion of the Underwriters is material in the context of the Rights Issue; or (viii) any of the obligations or undertakings of the Controlling Shareholder under the Controlling Shareholder's Undertaking have not been complied with; or (ix) the permission to deal in and the listing of the Rights Shares (in their nil-paid and fully-paid forms) has been withdrawn by the Stock Exchange; or (x) any suspension in trading of Shares on the Stock Exchange for a continuous period of more than one Business Day (other than any suspension for the purpose of obtaining clearance from the Stock Exchange for the publication of the Announcement); (b) there develops, occurs, exists or comes into force: (i) any event or series of events in the nature of force majeure (including, without limitation, any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out, outbreak or escalation of hostilities (whether or not war is declared) or declaration of national or international emergency or calamity or crisis) in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business; or (ii) any new law or regulation or any change in existing laws or regulations (or any change in the interpretation or application thereof by any court or other competent authority) in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business; or (iii) the declaration of a banking moratorium by the relevant Hong Kong authorities; or (iv) any event or series of events concerning or relating to or otherwise having an effect on, or any change in, local (including, without limitation, Hong Kong), national, regional or international financial, political, military, industrial, economic, legal, fiscal or regulatory matters or conditions; or (v) any change in the conditions of local, national or international securities markets (including, without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange, the Singapore Stock Exchange, the Philippine Stock Exchange or the Indonesia Stock Exchange); or (vi) a change or development including a prospective change in taxation or exchange control in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business which will or may adversely affect the Company or any of its subsidiaries or PLDT or the present or prospective shareholders of the Company, and which, in any such case and in the absolute opinion of the Underwriters, will or may (A) be materially adverse to, or materially and prejudicially affect, the business or financial or trading position or prospects of the Company, its subsidiaries and PLDT as a whole or the Rights Issue or the success thereof; or (B) make it inadvisable or inexpedient to proceed with the Rights Issue; or (C) have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms.

As stated above, the Underwriting Agreement grants the Underwriters the right to terminate their obligations under the Underwriting Agreement if the Company is required to issue a supplementary prospectus in connection with the Rights Issue. The Underwriters have waived the right to terminate the Underwriting Agreement which arose as a result of the publication of this Supplementary Prospectus by the Company.

10 November 2009

Rights Issue — Withdrawal Form 供股 — 撤回申請表格

Use this form if you subscribed for Rights Shares and/or applied for excess Rights Shares under the Rights Issue on or prior to the date of the Supplementary Prospectus and you would like to withdraw your subscription for Rights Shares and/or application for excess Rights Shares, in whole or in part.
閣下如已於章程補充文件日期或之前根據供股認購供股股份及／或申請額外供股股份，而欲撤回全部或部分供股股份之認購及／或額外供股股份之申請，請用本表格。

FIRST PACIFIC

FPC Exemption No. (82-836)

SPECIMEN

FIRST PACIFIC COMPANY LIMITED

第一太平有限公司*

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacific.com
(Stock Code: 00142)
(根據百慕達法例註冊成立之有限公司)
網址：http://www.firstpacific.com
(股份代號：00142)

Branch Share Registrar in Hong Kong:
Computershare Hong Kong Investor Services Ltd.
Shops 1712-1716, 17/F, Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

股份過戶登記處香港分處：
香港中央證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17樓1712-1716室

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

RIGHTS ISSUE OF 643,387,400 RIGHTS SHARES AT THE SUBSCRIPTION PRICE OF HK$3.40 PER RIGHTS SHARE ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY FIVE EXISTING SHARES HELD ON THE RECORD DATE

供股涉及643,387,400股供股股份，有關認購價為每股供股股份3.40港元，有關基準為於記錄日期每持有五股現有股份可獲配發一股供股股份

Withdrawal Form 撤回申請表格

You must read the conditions and instructions set out in this form.
To be valid, you must complete all applicable parts of this form.
Please write clearly.

閣下務須細閱本表格所載之條件及指示。
本表格各適用部分必須清楚填妥，
方為有效。

Please read carefully the prospectus and supplementary prospectus of First Pacific Company Limited (the "Company") dated 4 November 2009 and 10 November 2009, respectively (the "Prospectus" and "Supplementary Prospectus"). Terms defined in the Prospectus and the Supplementary Prospectus have the same meaning when used in this form unless defined herein or the context otherwise requires.

You must sign this Withdrawal Form in writing (and not by way of personal chop), otherwise the withdrawal is liable to be rejected.

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this Withdrawal Form, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Withdrawal Form.

A copy of this Withdrawal Form, together with the Supplementary Prospectus, have been registered with the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance and will be filed with the Registrar of Companies in Bermuda on or as soon as reasonably practicable after the publication of the Supplementary Prospectus as required by the Companies Act 1981 of Bermuda. The Registrar of Companies in Hong Kong, the Registrar of Companies in Bermuda and the Securities and Futures Commission in Hong Kong take no responsibility as to the contents of any of these documents.

In order to be valid, this Withdrawal Form must be completed, signed and deposited with the branch share registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, by not later than 4:30 p.m. on Tuesday, 24 November 2009.

請仔細閱讀第一太平有限公司(「本公司」)日期分別為二零零九年十一月四日及二零零九年十一月十日之章程(「章程」)及章程補充文件(「章程補充文件」)。除本表格另有界定及除文義另有所指外，本表格所用之詞彙與章程及章程補充文件所界定者具相同涵義。

閣下必須親筆簽署本撤回申請表格，不得以個人印章代替，否則撤回申請可予拒絕受理。

香港交易及結算所有限公司、香港聯合交易所有限公司(「聯交所」)及香港中央結算有限公司(「香港結算」)對本撤回申請表格之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本撤回申請表格全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本撤回申請表格連同章程補充文件，已根據公司條例第342C條規定送呈香港公司註冊處處長註冊並將根據百慕達一九八一年公司法於刊發章程補充文件時或其後在合理切實可行情況下儘快送交百慕達公司註冊處處長存檔。香港公司註冊處處長、百慕達公司註冊處處長及香港證券及期貨事務監察委員會對該等文件的內容概不負責。

本撤回申請表格最遲必須於二零零九年十一月二十四日(星期二)下午四時三十分之前填妥、簽署並交回本公司之股份過戶登記處香港分處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)，方為有效。

Warning:
- It is important that you read the terms and conditions and withdrawal procedures contained in the Supplementary Prospectus.
- All shaded boxes below in this Withdrawal Form must be completed, otherwise the withdrawal is liable to be rejected.
- You may be prosecuted if you make a false declaration.
- You must sign this Withdrawal Form in writing (and not by way of personal chop), otherwise the withdrawal is liable to be rejected.

警告：
- 閣下務須細閱載列於章程補充文件內所載之條款及條件以及撤回申請手續。
- 必須填妥本撤回申請表格內之下列所有陰影方格，否則撤回申請可予拒絕受理。
- 如　閣下作出虛假聲明，可遭檢控。
- 閣下必須親筆簽署本撤回申請表格，不得以個人印章代替，否則撤回申請可予拒絕受理。

To: First Pacific Company Limited (the "Company")

致：第一太平有限公司(「貴公司」)

1 I/We

- **authorise** the Company to withdraw my/our subscription and/or application for Rights Shares and/or excess Rights Shares, in each case in full or to the extent specified below, and to reallocate such Rights Shares that I/we am/are hereby withdrawing to the Qualifying Shareholders who apply for excess Rights Shares or, if not fully subscribed for, to reallocate them, or any remaining balance thereof, as those Underwritten Rights Shares to be taken up or procured to be taken up by the Underwriters under the Underwriting Agreement;
- **acknowledge** that such number(s) of Rights Shares or excess Rights Shares (as the case may be) specified below will not be issued to the name stated below;
- **acknowledge** that, upon completion of this Withdrawal Form by me/us and acceptance by the Company:
  - (i) my/our subscription for Rights Shares and/or application for excess Rights Shares previously submitted by me/us shall be deemed to have been withdrawn, in each case to the extent specified below and to that extent shall be of no further effect and the Company shall be deemed to have been released from all liabilities in relation to my/our subscription for Rights Shares and/or application for excess Rights Shares previously submitted by me/us, to the extent that such application is hereby requested to be withdrawn; and
  - (ii) the Company shall return my/our original cheque accompanied with my/our subscription for the Rights Shares and/or application for the excess Rights Shares previously submitted by me/us or shall send me/us refund cheque(s) representing the subscription money for the Rights Shares and/or application money for the excess Rights Shares for such subscription and/or application being withdrawn by me/us hereunder to my/our registered address maintained with the Company by ordinary mail at my/our own risk;
- **represent and warrant** that I/we have subscribed for, and am/are, but for my/our withdrawal, entitled to receive, the number of Rights Shares in respect of which I/we am/are making this withdrawal and/or that I/we have applied for, and, but for my/our withdrawal, may be allocated, the number of excess Rights Shares in respect of which I/we am/are making this withdrawal;
- **confirm** that I/we have received or there has otherwise been made available to me/us a copy of the Prospectus and the Supplementary Prospectus and I/we have only relied on the information and representations contained in the Prospectus and the Supplementary Prospectus in making this withdrawal, and not on any other information or representation concerning the Company and agree that none of the Company nor any of its directors, officers, employees, partners, agents or advisers will have any liability for any such other information or representations;
- **warrant** the truth and accuracy of the information contained in this Withdrawal Form;
- **agree** to disclose to the Company and/or its Hong Kong branch share registrar and their respective advisers and agents any personal data and information about me/us which they require or the person(s) for whose benefit I/we make this withdrawal;
- **agree** that this Withdrawal Form and the withdrawal contained in it will be governed by and construed in accordance with the laws of Hong Kong;
- **understand** that these declarations and representations will be relied upon by the Company in deciding whether or not to accept this withdrawal;
- **agree and warrant** that, if the laws of any place outside Hong Kong are applicable to this withdrawal, I/we have complied with all such laws and none of the Company or the Underwriters nor any of their respective directors, employees, agents, officers, or advisers will infringe any laws outside Hong Kong as a result of this withdrawal, or any actions arising from my/our rights and obligations under the terms and conditions contained in the Prospectus and the Supplementary Prospectus; and
- **acknowledge** that I/we have read and understand clearly that by signing this Withdrawal Form, I/we will be prevented from suing or claiming against the Company, the Underwriters or any of their respective directors, officers, employees, agents or advisers, or any other person or party involved in the Rights Issue for any loss that I/we may suffer in my/our subscription and/or application for the Rights Shares and/or excess Rights Share.

本人／吾等

- **授權**　貴公司按下列全數或按以下指明之數目撤回本人／吾等之供股股份及／或額外供股股份(在各情況下)之認購及／或申請，並將本人／吾等藉此撤回之供股股份重新分配予申請額外供股股份之合資格股東或(如未獲全數認購)將其或其中任何餘額重新分配作該些將由包銷商根據包銷協議接納或促使接納之包銷供股股份；
- **知悉**下述人士將不獲發行下列數目之供股股份或額外供股股份(視乎情況而定)；
- **知悉**於本人／吾等填妥本撤回申請表格及為　貴公司所接納後：
  - (i) 本人／吾等先前提交之供股股份認購及／或額外供股股份申請(在各情況下，均以指明者為限)將被視為已撤回且就該等數目而言不再生效，而　貴公司將被視為已解除有關本人／吾等先前提交之供股股份認購及／或額外供股股份申請(指有關申請據此要求撤回之數目)之一切責任；及
  - (ii) 貴公司將按　貴公司所保存本人／吾等之登記地址，以普通郵遞方式向本人／吾等寄發本人／吾等先前連同供股股份認購及／或額外供股股份申請提交之原有支票，或就本人／吾等就此撤回之有關認購及／或申請向本人／吾等寄發代表供股股份認購款項及／或額外供股股份申請款項向本人／吾等寄發退款支票，郵誤風險概由本人／吾等承擔；
- **聲明及保證**，本人／吾等已認購及若非本人／吾等作出撤回申請則有權收取本人／吾等現作出本撤回申請之有關數目供股股份，及／或本人／吾等已申請及若非本人／吾等作出撤回申請則可能獲配發本人／吾等現作出本撤回申請之有關數目額外供股股份；
- **確認**本人／吾等已收取或本人／吾等以其他方式獲提供一份章程及章程補充文件，而在作出本撤回申請時，本人／吾等僅依賴章程及章程補充文件所載之資料及聲明，而非任何其他有關　貴公司之資料及聲明，本人／吾等同意，　貴公司或　貴公司任何董事、高級職員、僱員、合夥人、代理人或顧問，對任何其他資料或聲明概不負責；
- **保證**本撤回申請表格所載之資料為真實準確；
- **同意**向　貴公司及／或其股份過戶登記處香港分處以及彼等各自之顧問及代理人披露彼等所需有關本人／吾等或本人／吾等為其利益作出本撤回申請之人士之任何個人資料及資料；
- **同意**本撤回申請表格及其中所載之撤回申請將由香港法例管轄，並根據香港法例詮釋；
- **明白**　貴公司將依賴該等聲明及陳述，以決定是否接納本撤回申請；
- **同意及保證**，倘若香港以外任何地區之法律適用於本撤回申請，則本人／吾等已遵守所有該等法律，且　貴公司或包銷商或彼等各自之任何董事、僱員、代理人、高級職員或顧問，將不會基於本撤回申請，或由本人／吾等根據章程及章程補充文件所載條款及條件之權利及責任而產生之任何行動，以致違反香港以外地區任何法律；及
- **知悉**本人／吾等已細閱撤回申請表格並清楚明白一經簽署此撤回申請表格，則表示本人／吾等將不能就本人／吾等於認購及／或申請供股股份及／或額外供股股份可能產生之任何損失而對　貴公司、包銷商或任何彼等各自之董事、高級職員、僱員、代理人或顧問，或任何其他參與供股之人士或參與方提出訴訟或索償。

YOU MUST SIGN THIS WITHDRAWAL FORM IN WRITING (AND NOT BY WAY OF PERSONAL CHOP), OTHERWISE THE WITHDRAWAL IS LIABLE TO BE REJECTED.
閣下必須親筆簽署本撤回申請表格，不得以個人印章代替，否則撤回申請可予拒絕受理。

YOU CAN ONLY WITHDRAW SUBSCRIPTIONS FOR RIGHTS SHARES AND/OR APPLICATIONS FOR EXCESS RIGHTS SHARES WHICH WERE MADE (AND THE COMPLETED PALs AND EAFs IN RESPECT OF WHICH WERE DATED) ON OR PRIOR TO THE DATE OF THE SUPPLEMENTARY PROSPECTUS.
閣下僅可撤回於章程補充文件日期或之前就供股股份所作出之認購及／或就額外供股股份所作出之申請(而有關填妥之暫定配額通知書及額外申請表格之日期亦須為章程補充文件日期前)。

IN RELATION TO ANY REQUEST TO WITHDRAW A SUBSCRIPTION FOR RIGHTS SHARES OR AN APPLICATION FOR EXCESS RIGHTS SHARES WHICH WAS MADE BY THE JOINT HOLDERS OF ANY SHARES, THIS WITHDRAWAL FORM WILL BE VALID, AND WILL BE TREATED AS SUCH BY THE COMPANY, IF IT IS SIGNED BY ANY ONE OR MORE OF THE JOINT HOLDERS OF THE RELEVANT SHARES. ANY WITHDRAWAL VALIDLY MADE BY SUCH A JOINT SUBSCRIBER OR JOINT APPLICANT WILL BE TREATED AS BINDING ON THE OTHER JOINT SUBSCRIBER(S) OR JOINT APPLICANT(S).
有關由任何股份之聯名持有人為撤回就供股股份所作出之認購或就額外供股股份所作出之申請而提出的任何要求，倘若有關股份之任何一名或多名聯名持有人簽署本撤回申請表格，則本撤回申請表格即屬有效，而本公司亦將視其為有效。有關聯名認購人或聯名申請人有效作出之任何撤回將視為對其他聯名認購人或聯名申請人具有約束力。

I/we hereby request the Company to withdraw:
本人／吾等謹此要求　貴公司撤回：

		NOTE 1 附註1
(i)	my/our subscription for the number of Rights Shares provisionally allotted to me/us in full 本人／吾等認購之全部本人／吾等獲暫定配發的供股股份數目	
(ii)	my/our application for the number of excess Rights Shares as stated in the excess application form previously lodged by me/us in full 本人／吾等先前遞交之額外申請表格上所示，本人／吾等申請之全部額外供股股份數目	
(iii)	my/our subscription for ____________ note 2 Rights Shares provisionally allotted to me/us 本人／吾等認購之 ____________ 附註2股本人／吾等獲暫定配發的供股股份	
(iv)	my/our application for ____________ note 3 excess Rights Shares previously applied for by me/us 本人／吾等先前申請之 ____________ 附註3股額外供股股份	

Notes: 附註：
1. Please tick the appropriate box(es)
   請在適用空格內加上「✓」號
2. Please fill in the number of Rights Shares which you would like to withdraw from your previous subscription.
   請填寫　閣下欲從　閣下先前之認購中撤回之供股股份數目。
3. Please fill in the number of excess Rights Shares which you would like to withdraw from your previous application.
   請填寫　閣下欲從　閣下先前之申請中撤回之額外供股股份數目。

Signed by applicant(s)
由申請人簽署

Date: 日期：

2

Name (in English) 英文姓名／名稱	Family name or Company name 姓氏或公司名稱	Forename(s) 名字
Name (in Chinese) 中文姓名／名稱	Family name or Company name 姓氏或公司名稱	Forename(s) 名字
Registered Address (in English) 登記地址(以英文填寫)		
Contact telephone number 聯絡電話號碼		

FOR A BODY CORPORATE, THIS FORM MUST BE STAMPED WITH THE COMPANY CHOP (BEARING THE COMPANY NAME) AND SIGNED ON BEHALF OF THE COMPANY BY A DULY AUTHORISED OFFICER, WHO MUST STATE HIS/HER REPRESENTATIVE CAPACITY.
就法人團體而言，本表格須加蓋公司印章(載有公司名稱)，經由獲妥為授權的人員代表公司簽署，並須說明其代表身份。

* *For identification purposes only*
* *僅供參考之用*

The Rights Issue is conditional upon the Underwriting Agreement becoming unconditional and not being terminated. If the condition of the Rights Issue is not fulfilled, the Rights Issue will not proceed, in which case, a further announcement will be made by the Company at the relevant time. It should also be noted that the Shares have been dealt with on an ex-rights basis from Thursday, 29 October 2009 and that the Rights Shares are expected to be dealt with in their nil-paid form from Thursday, 12 November 2009 to Thursday, 19 November 2009 (both days inclusive). Such dealings will take place when the condition of the Rights Issue remains unfulfilled. Any person dealing in the securities of the Company up to the date on which such condition is fulfilled or waived and any person dealing in the nil-paid Rights Shares from Thursday, 12 November 2009 to Thursday, 19 November 2009 (being the first and last day of dealings in the nil-paid Rights Shares respectively) will accordingly bear the risk that the Rights Issue may not become unconditional and may not proceed. Any person dealing or contemplating any dealing in the securities of the Company and/or the Rights Shares in their nil-paid form during this period who is in any doubt about his or her position is recommended to consult his or her own professional adviser.

EXCEPT AS OTHERWISE SET OUT HEREIN AND IN THE PROSPECTUS, THE RIGHTS ISSUE IS NOT BEING MADE TO SHAREHOLDERS, BENEFICIAL OWNERS OR INVESTORS IN THE SPECIFIED TERRITORIES. This Supplementary Prospectus does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, nil-paid Rights Shares or fully-paid Rights Shares or to take up any entitlements to nil-paid Rights Shares or fully-paid Rights Shares in any jurisdiction in which such an offer or solicitation is unlawful. None of the nil-paid Rights Shares, the fully-paid Rights Shares, this Supplementary Prospectus, the Withdrawal Form or the Prospectus Documents, will be registered under the securities laws of any of the Specified Territories and none of the nil- paid Rights Shares, the fully-paid Rights Shares, this Supplementary Prospectus, the Withdrawal Form or the Prospectus Documents will qualify for distribution under any of the relevant securities laws of any of the Specified Territories (other than pursuant to any applicable exceptions as agreed by the Company). Accordingly, the nil-paid Rights Shares and the fully-paid Rights Shares may not be offered, sold, pledged, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, into or within any of the Specified Territories (other than pursuant to any applicable exceptions as agreed by the Company).

Shareholders with registered addresses in any of the Specified Territories and Beneficial Owners who are residents of the Specified Territories are referred to the sections of the Prospectus headed "Non-Qualifying Shareholders" and "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue".

Notice relating to investors in Australia

This Supplementary Prospectus does not constitute a disclosure document under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the "Corporations Act 2001 (Cth)"). Accordingly, this Supplementary Prospectus and the Prospectus which it supplements do not necessarily contain all of the information a prospective investor would expect to be contained in an offering document or which he/she may require to make an investment decision. The offer to which this Supplementary Prospectus and the Prospectus relate is being made in Australia in reliance on Class Order 00/183 issued by the Australian Securities and Investments Commission in July 2007. This Supplementary Prospectus

and the Prospectus which it supplements only constitute an offer in Australia for sale of the nil-paid Rights Shares and fully-paid Rights Shares to persons who are recorded as holders of Shares on the relevant Record Date.

As any offer for the issue of the nil-paid Rights Shares and fully-paid Rights Shares under the Supplemented Prospectus Documents will be made without disclosure in Australia under Part 6D.2, the offer of those nil-paid Rights Shares and fully-paid Rights Shares for resale in Australia within 12 months of their sale may, under section 707(3) of the Corporations Act 2001 (Cth), require disclosure to investors under Part 6D.2 if none of the exemptions in section 708 of the Corporations Act 2001 (Cth) apply to that resale and if ASIC Class Order 00/214 does not apply.

This Supplementary Prospectus and the Prospectus are intended to provide general information only and have been prepared by the Company without taking into account any particular person's objectives, financial situation or needs. Recipients should, before acting on this information, consider the appropriateness of this information having regard to their personal objectives, financial situation or needs. Recipients should review and consider the contents of the Supplemented Prospectus Documents and obtain financial advice (or other appropriate professional advice) specific to their situation before making any decision to accept the offer of the nil-paid Rights Shares and fully-paid Rights Shares. This document was prepared under the law and operating rules of a foreign market, namely Hong Kong. The Company is not subject to the continuous disclosure requirements of the Corporations Act 2001 (Cth).

Notice relating to investors in Brazil

The Rights Issue does not constitute a public offer in Brazil. This document has not been filed or registered with the Brazilian Securities Commission, or *Comissão de Valores Mobiliários*. The Rights Shares (either nil paid or fully paid) will not be publicly traded in Brazil.

Notice relating to investors in Canada

Neither the nil-paid Rights Shares nor fully-paid Rights Shares may be distributed, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus or rights offering circular with regulatory bodies in the province or territory of Canada in which the offer or sale is made.

Notice relating to investors in France

Pursuant to Article 3.2.b of the Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading, Article L.411-2 of the French Monetary and Financial Code and Article D.411-4 of the same Code, any offer that is exclusively directed to a restricted circle of investors consisting of less than one hundred investors in France does not constitute a public offering as provided in Article L.411-1 of the same Code.

In order to comply with Article 211-3 of the General Regulation of the Autorité des Marchés Financiers (AMF), the Company therefore informs the investors participating in the Rights Issue that:

1. The Rights Issue does not require a prospectus to be submitted for approval to the AMF;

2. Persons or entities referred to in point 2°, Section II of Article L. 411-2 of the French Monetary and Financial Code may take part in the Rights Issue solely for their own account, as provided in Articles D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D.764-1 of the French Monetary and Financial Code;

3. The financial instruments (including, but not limited to, right(s) issue of share(s) and share(s) of the Company) thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Monetary and Financial Code.

Notice relating to investors in Ireland

This Supplementary Prospectus and the information contained herein has been prepared and is intended for use in Ireland solely by those limited number of holders of Existing Shares in Ireland to whom it is sent by the Company. It may not be reproduced, redistributed or passed on to any other persons in Ireland or published in whole or in any part in Ireland for any other purpose. Any offer of securities contained in or considered to arise in or by virtue of this document is addressed to fewer than 100 persons in Ireland and accordingly there is no requirement to publish a prospectus pursuant to the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (Irish Prospectus Regulations).

Therefore, this Supplementary Prospectus has not been prepared in accordance with Directive 2003/71/EC, the Irish Prospectus Regulations, or any measures made under such Directive or the laws of Ireland. Furthermore this document has not been reviewed by any regulatory authority in any EU Member State.

Notice relating to investors in Malaysia

This Supplementary Prospectus has not been and will not be registered as a prospectus with the Malaysian Securities Commission ("SC") under the Capital Markets and Services Act 2007 ("CMSA"). However, this Supplementary Prospectus will be deposited (together with the Prospectus which it supplements) as an information memorandum with the SC within 7 days after the issue of this Supplementary Prospectus. Accordingly, this Supplementary Prospectus and any other document or material in connection with the issue or offer for sale, or invitation for acquisition of the nil-paid Rights Shares or fully-paid Rights Shares shall not be circulated nor distributed, nor may the nil-paid Rights Shares or fully-paid Rights Shares be issued, offered or sold, or be made the subject of an invitation for acquisition, whether directly or indirectly, to any person in Malaysia, other than pursuant to the Rights Issue (or other exempted exercise).

The approval of the SC has not been sought and, consequently, the nil-paid Rights Shares and fully-paid Rights Shares may not be made available, or offered for acquisition, nor may any invitation to acquire the nil-paid Rights Shares or fully-paid Rights Shares, whether directly or indirectly, be issued to any

person in Malaysia unless such issue, offer or invitation is exempted from the requirement for the approval of the SC by virtue of schedule 5 to the CMSA.

Notice relating to investors in Malta

The contents of this Supplementary Prospectus are not calculated to invite or induce persons to subscribe for or otherwise acquire an instrument and accordingly this document falls outside the parameters of the term investment advertisements as such terms are defined in the Investment Services Act of Malta.

Notice relating to investors in Portugal

No prospectus has been or will be registered, approved or passported into Portugal in respect of the nil-paid Rights Shares or fully-paid Rights Shares and therefore the nil-paid Rights Shares or fully-paid Rights Shares may not be or caused to be offered, marketed or distributed in Portugal nor may this Supplementary Prospectus be or be caused to be distributed, disseminated or addressed to Portuguese-resident investors in circumstances that would constitute an offer of securities to the public under the Portuguese Securities Code.

Notice relating to investors in the PRC

If a Shareholder resident in the PRC and/or any other PRC resident (including both individuals and companies) wishes to invest in any nil-paid Rights Shares or fully-paid Rights Shares, it shall be responsible for complying with relevant laws of the PRC. The Company will not be responsible for verifying the PRC legal qualification of such Shareholder and/or resident, thus, should the Company suffer any losses and damages due to non-compliance with the relevant laws of the PRC by any such Shareholder and/or resident, the Shareholder and/or other resident shall be responsible to compensate the Company for the same.

The Company shall not be obliged to issue the nil-paid Rights Shares or fully-paid Rights Shares to any such Shareholder and/or other resident, if in the Company's absolute discretion issuing the nil-paid Rights Shares or fully-paid Rights Shares to them does not comply with the relevant laws of the PRC.

Notice relating to investors in Singapore

This Supplementary Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Supplementary Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Rights Shares may not be circulated or distributed, nor may the Rights Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) existing holders of Shares or (ii) pursuant to, and in accordance with the conditions of, an exemption under any provision of Subdivision (4) of Division I of Part XIII of the Securities and Futures Act, Chapter 289 of Singapore.

Notice relating to investors in South Africa

In order to comply with South African law, PALs sent to Qualifying Shareholders with registered addresses in South Africa will not be transferable. Qualifying Shareholders with registered addresses in South Africa should note that they may require the approval of the South African exchange control authorities if they wish to take up their entitlements. Such persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

Notice relating to investors in Spain

The Rights Issue does not constitute a public offer in Spain according to Article 30 bis of Act 24/1988, of 28 July, on the Securities Market, as amended, and thus, no prospectus in connection therewith shall be registered with the Spanish Securities Market Commission. According to the foregoing, no nil-paid Rights Shares or fully-paid Rights Shares may be publicly offered, sold or delivered, nor may any prospectus or any other offer or publicity material relating to the Rights Issue or the nil-paid Rights Shares or fully-paid Rights Shares be distributed, in the Kingdom of Spain by the Company or any person on its behalf, except in compliance with Spanish law and regulations.

Notice relating to investors in Taiwan

In order to comply with Taiwanese law, PALs sent to Qualifying Shareholders with registered addresses in Taiwan are not transferable. The nil-paid Rights Shares and fully-paid Rights Shares have not been and will not be registered with the Financial Supervisory Commission ("FSC") of Taiwan pursuant to relevant securities laws and regulations of Taiwan and may not be offered or sold in Taiwan in the event that any such offer or sale would constitute an offer as defined under the Securities and Exchange Act of Taiwan and require the registration thereof or report thereon with or to the FSC. No individual or entity in Taiwan has been authorised to offer, sell or otherwise advise on the offer or sale of the nil-paid Rights Shares or fully-paid Rights Shares in Taiwan.

Notice relating to investors in the UK

The Supplementary Documents and the Prospectus Documents will be provided in the UK only to, and are directed only to (a) persons who have professional experience in matters relating to investments and who are investment professionals as specified in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "**Financial Promotion Order**"); (b) persons falling within Article 49(2)(a)-(d) of the Financial Promotion Order ("high net worth companies, unincorporated associations etc."); or (c) persons to whom the Supplementary Documents and the Prospectus Documents may otherwise be lawfully distributed (all such persons together with "qualified investors" (as defined in the Prospectus Directive 2003/71/EC) being referred to as "**Relevant Persons**"). The Supplemented Prospectus Documents and their contents must not be acted upon or relied upon in the UK by persons who are not Relevant Persons. Any investment or investment activity to which the Supplemented Prospectus Documents relate is available only in the UK to Relevant Persons, and will be engaged in only with such persons. This Supplementary Prospectus is exempt from the general restriction on the communication of invitations or inducements to enter into investment activity and has therefore not been approved by an authorised person, as would otherwise be required by section 21 of the Financial

Services and Markets Act 2000. Any investment to which this Supplementary Prospectus relates is only available to (and any investment activity to which it relates will be engaged in only with) Relevant Persons. Persons located in the UK who are not Relevant Persons should not take any action upon receipt of this Supplementary Prospectus (or any of the other Supplemented Prospectus Documents). By receiving this Supplementary Prospectus (or any of the other Supplemented Prospectus Documents) in the UK you are deemed to warrant to the Company that you fall within the categories of persons described above.

Notice relating to investors in the US

This Supplementary Prospectus may not be circulated, distributed, forwarded, delivered or redistributed, electronically or otherwise, to persons within the US, and may not be relied upon as a basis for any investment decision or for any other purpose by any person within the US, save as provided below.

These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the US. The Rights Shares in their nil-paid and fully-paid forms have not been and will not be registered under the US Securities Act of 1933 or under any securities laws of any state or other jurisdiction of the US and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the US except pursuant to an applicable exemption from the registration requirements of the US Securities Act of 1933 and in compliance with any applicable securities laws of any state or other jurisdiction of the US. The Rights Shares in both nil-paid and fully-paid forms, this Supplementary Prospectus, the Withdrawal Form, the Prospectus, the PAL and the EAF have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the US or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Rights Shares in both nil-paid and fully-paid forms, the Supplemented Prospectus Documents or the accuracy or adequacy of this Supplementary Prospectus or any of the other Supplemented Prospectus Documents. There will be no public offer of these securities in the US. The Rights Shares in both nil-paid and fully-paid forms (1) are being offered and sold in offshore transactions in reliance on Regulation S under the Securities Act, and (2) may be offered and sold in the US to persons whom the Company reasonably believes to be "qualified institutional buyers" within the meaning of Rule 144A of the Securities Act ("QIBs") in reliance on the exemption from the registration requirements of the Securities Act under Section 4(2) thereof and who have provided to the Company a signed investor representation letter in the form set out in Appendix IV to the Prospectus, in transactions exempt from the registration requirements of the Securities Act.

The Rights Shares offered outside the US are being offered in reliance on Regulation S under the Securities Act. Each purchaser or subscriber of Rights Shares being offered and sold the Rights Shares outside the US will be deemed to have represented and agreed, among other things, that the purchaser or subscriber is acquiring the Rights Shares in an offshore transaction meeting the requirements of Regulation S under the Securities Act.

In addition, until 40 days after the posting date of this Supplementary Prospectus, an offer, sale or transfer of the Rights Shares within the US by a broker/dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the Securities Act.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Enforceability of Judgments

The Company is a public company incorporated under the laws of Bermuda. Most of the members of the Board and most of the Company's employees are citizens or residents of countries other than the US. A substantial portion of the assets of such persons and all or substantially all the Company's assets are located outside the US. As a result, it may not be possible for investors to effect service of process within the US upon such persons or upon the Company, or to enforce judgments obtained in US courts, including judgments predicated upon civil liabilities under the securities laws of the US or any state or territory within the US. In addition, there may be substantial doubt as to the enforceability, in Bermuda, of original actions or actions for enforcement based on the federal securities laws of the US or judgments of US courts, including judgments predicated upon the civil liability provisions of the securities laws of the US.

Forward-Looking Statements

All statements in this Supplementary Prospectus other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements may be identified by the use of words such as "might", "may", "could", "would", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue", "illustration", "projection" or similar expressions and the negative thereof. Forward-looking statements in this Supplementary Prospectus include, without limitation, statements in respect of the Group's business strategies, product offerings, market position, competition, financial prospects, performance, liquidity and capital resources, as well as statements regarding trends in the relevant industries and markets in which the Group operates, technological advances, financial and economic developments, legal and regulatory changes and their interpretation and enforcement.

The forward-looking statements in this Supplementary Prospectus are based on management's present expectations about future events. Management's present expectations reflect numerous assumptions regarding the Group's strategy, operations, industry, developments in the credit and other financial markets and trading environment. By their nature, they are subject to known and unknown risks and uncertainties, which could cause actual results and future events to differ materially from those

implied or expressed by forward-looking statements. Should one or more of these risks or uncertainties materialise, or should any assumptions underlying forward-looking statements prove to be incorrect, the Group's actual results could differ materially from those expressed or implied by forward-looking statements. Additional risks not known to the Group or that the Group does not currently consider material could also cause the events and trends discussed in this Supplementary Prospectus or in the Prospectus not to occur, and the estimates, illustrations and projections of financial performance not to be realised.

Prospective investors are cautioned that forward-looking statements contained in this Supplementary Prospectus speak only as at the date of publication of this Supplementary Prospectus and that forward-looking statements contained in the Prospectus speak only as at the date of publication of the Prospectus. Except as required by applicable law, the Group does not undertake, and expressly disclaims, any duty to revise any forward-looking statement in this Supplementary Prospectus, be it as a result of new information, future events or otherwise.

CONTENTS

Except where the context otherwise requires, terms defined in the Prospectus have the same meaning when used in this Supplementary Prospectus.

In addition, in this Supplementary Prospectus, unless the context otherwise requires, the following terms have the meanings set out below:

"FPHC"	First Philippine Holdings Corporation, a Philippine corporation controlled by the Lopez group;
"Last Withdrawal Time"	4:30 p.m. on Tuesday 24 November, 2009, being the latest time and date by which a Shareholder who has accepted his/her/its provisional allotment of Rights Shares and/or applied for excess Rights Shares on or prior to the date of this Supplementary Prospectus may withdraw such acceptance or application (in all or part) by depositing a duly completed Withdrawal Form with the Registrar;
"Meralco"	Manila Electric Company, a Philippine corporation having its shares listed on the Philippine Stock Exchange;
"MPIC"	Metro Pacific Investments Corporation, a Philippine affiliate of the Company.
"Supplementary Documents"	collectively, this Supplementary Prospectus and the Withdrawal Form;
"Supplemented Prospectus Documents"	the Prospectus Documents as supplemented by the Supplementary Documents;
"Term Sheet"	the term sheet (which is expressed to be legally binding) entered into between MPIC and FPHC on 5 November, 2009 relating, among other things, to an option granted to MPIC to acquire additional interests in Meralco; and
"Withdrawal Form"	a form by which Shareholders who have accepted their provisional allotment of Rights Shares and/or applied for excess Rights Shares on or prior to the date of this Supplementary Prospectus may exercise their right to withdraw all or part of their acceptance of nil-paid Rights Shares and/or all or part of their application for excess Rights Shares, prior to the Last Withdrawal Time.

Unless stated otherwise, translations of quoted currency values in this Supplementary Prospectus are made on an approximate basis and at the rate of US$1.00 = PhP48.00 = HK$7.75. Percentages and figures expressed have been rounded.

In this Supplementary Prospectus, unless the context otherwise requires, any reference to the singular includes the plural and vice versa and any reference to a gender includes a reference to the other gender and the neuter.

ENTRY INTO OF THE TERM SHEET BY MPIC

The Prospectus Documents (including the PAL and the EAF) were posted to Qualifying Shareholders on 5 November 2009. To the extent practicable, the Prospectus (without the PAL or the EAF) was posted to Non-Qualifying Shareholders in the UK (for information purposes only) and the Canadian Offering Memorandum (also without the PAL or the EAF) was posted to Non-Qualifying Shareholders in Canada, in each case, also on 5 November 2009. The Prospectus contains the following disclosure on page 40 under the heading "Recent Developments":

"RECENT DEVELOPMENTS

As referred to in the Announcement, the Company's Philippine affiliate, MPIC, has previously stated that it intends to seek to increase its shareholding in Manila Electric Company ("Meralco") to not less than a 20% interest, and is in discussions with various parties with the intention of achieving that objective. The Group and its Philippine affiliated and associated companies currently hold an aggregate approximately 34.7% shareholding in Meralco, with Pilipino Telephone Corporation ("Piltel"), a subsidiary of PLDT, currently holding an approximately 20% shareholding and MPIC holding an approximately 14.7% shareholding.

Since the date of the Announcement, MPIC has been actively engaged in discussions with First Philippine Holdings Corporation ("FPHC"), a Philippine corporation controlled by the Lopez group, which holds approximately 13.4% of Meralco relating to certain arrangements to increase MPIC's shareholding in Meralco by a further approximately 6.7% interest. However, on 30 October 2009, MPIC was informed by FPHC that FPHC had received a competing proposal from a group including Mr. Henry Sy Jr. to purchase all of the approximately 13.4% interest in Meralco held by FPHC. MPIC believes that the proposed purchase price under the competing proposal is Pesos 300 (equivalent to approximately US$6.3 or HK$48.4) per share of Meralco. MPIC has no information at this stage as to how such competing proposal might be financed and discussions between MPIC and FPHC are ongoing with a view to clarifying the implications of the possible competing offer on MPIC's proposed arrangements and establishing whether MPIC's proposed arrangements will proceed.

In connection with any proposal by FPHC to sell its interest in Meralco to any person other than MPIC or Piltel, both MPIC and Piltel have the benefit of certain rights of first refusal and tag-along rights under Agreements dated 12 March 2009 which were entered into between the Lopez group and the persons from whom MPIC and Piltel acquired their respective interests in Meralco (the rights under which were assigned to MPIC and Piltel on their acquisitions of interests in Meralco).

No agreement to increase interests in Meralco by MPIC has been executed as at the date of this Prospectus; nor has any decision been taken in relation to when such an agreement might be executed, or in relation to any possible exercise of MPIC's or Piltel's rights of first refusal and/or tag-along rights under the Agreements referred to above in connection with any possible sale by FPHC of an interest in Meralco to the competing bidder or any other person. The Company will make such further announcements as may be appropriate to update the Shareholders of any material developments in relation to this matter."

On 5 November 2009, MPIC entered into the Term Sheet with FPHC relating, among other things, to an option to be granted to MPIC to acquire additional interests in Meralco. The Term Sheet is expressed to be legally binding and the transactions contemplated by the Term Sheet constitute discloseable transactions for the Company under the Listing Rules, which are also price sensitive in nature. Details of the transactions contemplated by the Term Sheet are summarized in the Supplementary Letter from the Board which appears below in this Supplementary Prospectus.

SUSPENSION OF COMPANY'S SHARES AND EXPECTED TIMETABLE FOR THE RIGHTS ISSUE

As a result of MPIC having entered into the Term Sheet, the disclosure in the "Recent Developments" section of the Prospectus set out above is required to be updated and amended and this Supplementary Prospectus issued in accordance with the requirements of Rule 11.13 of the Listing Rules. This Supplementary Prospectus is required to be, and has been, registered with the Registrar of Companies in Hong Kong and will be filed with the Registrar of Companies of Bermuda on or as soon as practicable after the publication of this Supplementary Prospectus. In order to comply with the requirements of the Twentieth Schedule of the Hong Kong Companies Ordinance, trading in the Shares on the Stock Exchange was temporarily suspended pending the registration of this Supplementary Prospectus with the Registrar of Companies in Hong Kong and an announcement being made by the Company relating to the entry into of the Term Sheet by MPIC. As a result of the temporary suspension of trading in the Shares on the Stock Exchange, no trading in nil-paid Rights Shares on the Stock Exchange has taken place prior to the date of this Supplementary Prospectus.

As a result of the requirement to issue this Supplementary Prospectus and the period of temporary suspension of trading in the Shares on the Stock Exchange, the Expected Timetable for the Rights Issue set out on pages 10 to 11 of the Prospectus has been revised. The Revised Expected Timetable for the Rights Issue is set out on pages 15 to 16 of this Supplementary Prospectus.

WITHDRAWAL RIGHT

In view of the significant new information relating to the entering into of the Term Sheet by MPIC, the Company is granting to those Shareholders who have, on or prior to the date of this Supplementary Prospectus, accepted the Rights Shares provisionally allotted to them or applied for excess Rights Shares, the right to withdraw all or part of their respective acceptances of Rights Shares and/or applications for excess Rights Shares. A Withdrawal Form, to be used for the purpose of exercising the right of withdrawal, is enclosed with this Supplementary Prospectus and the procedures for exercising the withdrawal right are set out on pages 30 to 32 of this Supplementary Prospectus.

ADDITIONAL INFORMATION FOR BENEFICIAL OWNERS WHO ARE RESIDENT IN A SPECIFIED TERRITORY (INCLUDING BENEFICIAL OWNERS WHO ARE RESIDENT IN A SPECIFIED TERRITORY WHO HOLD THEIR SHARES THROUGH CCASS)

This Supplementary Prospectus also contains some additional information (which constitutes a modification of what is provided in the Prospectus) for Beneficial Owners who are resident in a Specified Territory (including those Beneficial Owners who are resident in a Specified Territory who hold their Shares through CCASS) in relation to how the Rights Shares which would otherwise have been available to be taken up by them will be dealt with.

On page 18 of the Prospectus, it is stated that arrangements will be made for the Rights Shares which would otherwise have been available to be taken up by the Non-Qualifying Shareholders to be sold in the market in their nil-paid form on any one or more of the last three dealing days of the period for dealing in nil-paid Rights Shares, if a premium (net of expenses) can be obtained. The proceeds of such sale, less expenses, will be paid to the Non-Qualifying Shareholders pro-rata to their shareholdings held at 5:00 p.m. on the Record Date, except that the Company will retain individual amounts of HK$100 or less (or the equivalent) for its own benefit. Any unsold entitlements of Non-Qualifying Shareholders to the Rights Shares will be made available for excess applications on EAFs by Qualifying Shareholders.

The arrangements stated on page 18 of the Prospectus and summarized above will apply in respect of those Shareholders whose names appeared in the register of members of the Company at 5:00 p.m. on the Record Date and whose addressees as shown in the register of members of the Company at that time were in any of the Specified Territories (i.e. in the US, the UK or Canada), unless the relevant Shareholder fulfils, to the satisfaction of the Company, the relevant requirements in the section of the Prospectus headed "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue" (referred to herein as "the Relevant Requirements"). Those arrangements will also apply in respect of a Beneficial Owner who holds a beneficial interest in Shares which are registered in the name of a Registered Owner where the address of the Registered Owner shown in the register of members of the Company at 5:00 p.m. on the Record Date was in any of the Specified Territories, unless the Registered Owner fulfils the Relevant Requirements to the satisfaction of the Company.

However, the arrangements described on page 18 of the Prospectus and summarized above will not apply to a Beneficial Owner who is resident in a Specified Territory who does not fulfil the Relevant Requirements to the satisfaction of the Company, and who holds his/her/its interest in Shares through a Registered Owner having an address shown in the register of members of the Company at 5:00 p.m. on the Record Date which is not in one of the Specified Territories. Such Beneficial Owners are referred to herein as "Non-Qualifying Beneficial Owners" and may include such Beneficial Owners holding interests in Shares through CCASS (which Shares are registered in the register of members of the Company in the name of HKSCC Nominees Limited, a company incorporated in Hong Kong). The reason that the Company is unable to extend those arrangements to such Non-Qualifying Beneficial Owners is that the Company does not have the necessary information in relation to such Non-Qualifying Beneficial Owners to make a unilateral determination as to whether those Beneficial Owners are Qualifying Shareholders or Non-Qualifying Shareholders for the purposes of the Rights Issue.

Instead of the arrangements described on page 18 of the Prospectus and summarized above, the nil-paid Rights Shares which would otherwise have been available to be taken up by those Non-Qualifying Beneficial Owners will not be sold in the market and the relevant Non-Qualifying Beneficial Owners will not receive the proceeds of any such sale. All Non-Qualifying Beneficial Owners are advised to seek their own legal advice as to whether or not they may be permitted, having regard to their own particular circumstances (including the laws and regulations of the relevant jurisdiction in which they are resident), to sell their nil-paid Rights Shares in the market. Any such nil-paid Rights Shares which are not sold in the market by Non-Qualifying Beneficial Owners will be made available for excess applications on EAFs by Qualifying Shareholders.

REVISED EXPECTED TIMETABLE

The Revised Expected Timetable for the Rights Issue is set out below:

	2009
Reference time on the Record Date	5:00 p.m., Wednesday, 4 November
Resumption of trading in the Shares on the Stock Exchange	2:30 p.m., Tuesday, 10 November
Supplementary Prospectus Documents to be posted	Tuesday, 10 November
First day of dealings in nil-paid Rights Shares	Thursday, 12 November
Latest time for (1) receipt by the Company of letters of representation, in the form set out in Appendix IV of the Prospectus, from US persons who are QIBs, (2) UK persons who are Relevant Persons to contact the Company to notify the Company of their eligibility to accept Rights Shares offered under the Rights Issue, and (3) Canadian persons who are "accredited investors" as defined in NI 45-106 or "permitted clients" as defined in NI 31-103 to contact the Company to notify the Company of their eligibility to accept Rights Shares offered under the Rights Issue	1:00 p.m. Monday, 16 November
Latest time for splitting nil-paid Rights Shares	4:30 p.m., Monday, 16 November
Last day of dealings in nil-paid Rights Shares	Thursday, 19 November
Last Withdrawal Time	4:30 p.m., Tuesday, 24 November
Latest time for acceptance of Rights Shares and payment and for application and payment for excess Rights Shares	4:30 p.m., Tuesday, 24 November
Rights Issue and Underwriting Agreement expected to become unconditional	4:30 p.m., Friday, 27 November
Announcement of the results of acceptance and excess application of the Rights Issue	Tuesday, 1 December
Refund cheques for wholly and partially unsuccessful excess applications and cheques to Non-Qualifying Shareholders, if any, to be posted	Wednesday, 2 December

	2009
Share certificates for Rights Shares to be posted	Wednesday, 2 December
First day of dealings in fully-paid Rights Shares	Friday, 4 December

Notes:

(i) **All references to times and dates in the Revised Expected Timetable are references to Hong Kong time and Hong Kong dates, respectively.**

(ii) Dates or deadlines specified in this Supplementary Prospectus are indicative only and may be extended or varied by agreement between the Company and the Underwriters. Any changes to the timetable will be published or notified to the Shareholders and the Stock Exchange as appropriate.

Effect of bad weather on the latest time for acceptance of Rights Shares

The latest time for acceptance of Rights Shares and the payment therefor will not take place as shown if there is a tropical cyclone warning signal number 8 or above, or a "black" rainstorm warning:

(a) in force in Hong Kong at any local time before 12:00 noon and no longer in force after 12:00 noon on Tuesday, 24 November 2009. Instead the latest time for acceptance of the Rights Shares and the payment therefor and the Last Withdrawal Time will all be extended to 5:00 p.m. on the same Business Day; or

(b) in force in Hong Kong at any local time between 12:00 noon and 4:30 p.m. on Tuesday, 24 November 2009. Instead the latest time for acceptance of the Rights Shares and the payment therefor and the Last Withdrawal Time will all be rescheduled to 4:30 p.m. on the next following Business Day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:30 p.m.

If the latest time for acceptance of the Rights Shares and the payment therefor does not take place on Tuesday, 24 November 2009, the subsequent dates mentioned in this section headed "Revised Expected Timetable" may be affected. An announcement will be made by the Company in such event.

Revised Expected Timetable and construction of references to times and dates in the Prospectus Documents

The Revised Expected Timetable set out above supercedes and replaces the expected timetable for the Rights Issue which was set out on pages 10 and 11 of the Prospectus.

Each expected date which was specified in the original expected timetable for the Rights Issue (set out on pages 10 and 11 of the Prospectus) for the occurrence of an event in the Rights Issue timetable and which appears in any of the Prospectus, the PAL and/or the EAF is hereby replaced, each time it appears, by the new expected date for the occurrence of the relevant event which is specified in the Revised Expected Timetable above; and the Prospectus, the PAL and the EAF shall hereafter be construed accordingly.

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacific.com
(Stock Code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-executive Directors:
Ambassador Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso
Napoleon L. Nazareno

Independent Non-executive Directors:
Graham L. Pickles
Prof. Edward K.Y. Chen, GBS, CBE, JP
Sir David W.C. Tang, KBE

Hong Kong Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

10 November 2009

To the Qualifying Shareholders and,
for information purposes only, the Non-Qualifying Shareholders other than US persons

Dear Sir or Madam,

SUPPLEMENTARY PROSPECTUS

RIGHTS ISSUE BY
FIRST PACIFIC COMPANY LIMITED
OF 643,387,400 RIGHTS SHARES
AT THE SUBSCRIPTION PRICE OF HK$3.40 PER RIGHTS SHARE
ON THE BASIS OF ONE RIGHTS SHARE
FOR EVERY FIVE EXISTING SHARES HELD

INTRODUCTION

The Prospectus, the PAL and the EAF were posted to Qualifying Shareholders on 5 November 2009. To the extent practicable, the Prospectus (without the PAL or the EAF) was posted to Non-Qualifying Shareholders in the UK (for information purposes only) and the Canadian Offering

Memorandum (also without the PAL or the EAF) was posted to Non-Qualifying Shareholders in Canada, in each case, also on 5 November 2009. The Prospectus contains (on page 40 under the heading "Recent Developments") disclosure of discussions relating to the proposed acquisition by MPIC of an additional interest in Meralco.

On 5 November 2009, MPIC entered into the Term Sheet with FPHC relating, among other things, to an option to be granted to MPIC by FPHC for MPIC to acquire an additional interest in Meralco. The Term Sheet is expressed to be legally binding and the transactions contemplated by the Term Sheet constitute discloseable transactions for the Company under the Listing Rules, which are also price sensitive in nature.

As a result of MPIC entering into the Term Sheet, the disclosure in the "Recent Developments" section on page 40 of the Prospectus is required to be updated and amended.

The Company is issuing this Supplementary Prospectus pursuant to the Twentieth Schedule, Part 2, section 1(a)(i) of the Companies Ordinance and Rule 11.13 of the Listing Rules. This Supplementary Prospectus is supplemental to, and must be read in conjunction with, the Prospectus. Copies of the Prospectus and this Supplementary Prospectus are available at the address set out on page 39 of this Supplementary Prospectus until Tuesday, 24 November 2009, which is the revised expected latest time for acceptance of Rights Shares and payment and for application and payment for excess Rights Shares and is also the latest time for exercise of the withdrawal right referred to herein. The Prospectus and this Supplementary Prospectus are also available on the website of the Stock Exchange at www.hkex.com.hk and on the Company's website at www.firstpacific.com.

SIGNIFICANT NEW INFORMATION IN RELATION TO THE "RECENT DEVELOPMENTS" SECTION OF THE PROSPECTUS

The Prospectus contains the following disclosure on page 40 under the heading "Recent Developments":

"As referred to in the Announcement, the Company's Philippine affiliate, MPIC, has previously stated that it intends to seek to increase its shareholding in Manila Electric Company ("Meralco") to not less than a 20% interest, and is in discussions with various parties with the intention of achieving that objective. The Group and its Philippine affiliated and associated companies currently hold an aggregate approximately 34.7% shareholding in Meralco, with Pilipino Telephone Corporation ("Piltel"), a subsidiary of PLDT, currently holding an approximately 20% shareholding and MPIC holding an approximately 14.7% shareholding.

Since the date of the Announcement, MPIC has been actively engaged in discussions with First Philippine Holdings Corporation ("FPHC"), a Philippine corporation controlled by the Lopez group, which holds approximately 13.4% of Meralco relating to certain arrangements to increase MPIC's shareholding in Meralco by a further approximately 6.7% interest. However, on 30 October 2009, MPIC was informed by FPHC that FPHC had received a competing proposal from a group including Mr. Henry Sy Jr. to purchase all of the approximately 13.4% interest in Meralco held by FPHC. MPIC believes that the proposed purchase price under the competing proposal is Pesos 300 (equivalent to approximately US$6.3 or HK$48.4) per share of Meralco. MPIC has no information at this stage as to how such competing proposal might be financed and discussions between MPIC and FPHC are ongoing with a

view to clarifying the implications of the possible competing offer on MPIC's proposed arrangements and establishing whether MPIC's proposed arrangements will proceed.

In connection with any proposal by FPHC to sell its interest in Meralco to any person other than MPIC or Piltel, both MPIC and Piltel have the benefit of certain rights of first refusal and tag-along rights under Agreements dated 12 March 2009 which were entered into between the Lopez group and the persons from whom MPIC and Piltel acquired their respective interests in Meralco (the rights under which were assigned to MPIC and Piltel on their acquisitions of interests in Meralco).

No agreement to increase interests in Meralco by MPIC has been executed as at the date of this Prospectus; nor has any decision been taken in relation to when such an agreement might be executed, or in relation to any possible exercise of MPIC's or Piltel's rights of first refusal and/or tag-along rights under the Agreements referred to above in connection with any possible sale by FPHC of an interest in Meralco to the competing bidder or any other person. The Company will make such further announcements as may be appropriate to update the Shareholders of any material developments in relation to this matter."

As referred to above, on 5 November 2009, MPIC entered into the Term Sheet with FPHC relating, among other things, to an option to be granted to MPIC by FPHC for MPIC to acquire an additional interest in Meralco. The full text of the announcement to be made by the Company in that regard under the Listing Rules is set out below (subject to any non material amendments which may be made to the announcement prior to its publication):

"DISCLOSEABLE TRANSACTIONS"

The Term Sheet

The Company is pleased to announce that MPIC entered into the Term Sheet with FPHC on 5 November 2009, in relation to, amongst other things:

(1) the provision of a Loan in the amount of approximately PhP11.2 billion (equivalent to approximately US$233.3 million or approximately HK$1,808.3 million) by MPIC to FPHC or its designated wholly owned subsidiary; and

(2) the agreement of FPHC to grant to MPIC the Call Option relating to approximately 74.7 million common shares of Meralco (approximately 6.7% of the total current outstanding common shares of Meralco) (the "Subject Shares") owned by FPHC.

The key terms of the Loan and the Call Option are summarised below in this announcement.

The Term Sheet is expressed to be legally binding and enforceable but it is contemplated in the Term Sheet that the parties shall endeavour, in utmost good faith, to sign appropriate documentation in due course.

The Term Sheet also contemplates that certain amendments will be made upon advance of the Loan by MPIC to FPHC to the existing Investment and Cooperation Agreement relating to Meralco, between (amongst other parties) FPHC and Piltel. The key amendments are also summarised below in this announcement.

Listing Rules Implications

Under the Listing Rules, the provision of the Loan is financial assistance given by MPIC to FPHC. One or more of the applicable percentage ratios in respect of the Loan exceed(s) 5% but all of the applicable percentage ratios are less than 25%. Accordingly, the provision of the Loan by MPIC to FPHC constitutes a discloseable transaction for the Company under the Listing Rules.

One or more of the applicable percentage ratios in respect of the agreement of FPHC to grant the Call Option to MPIC, calculated based on the estimated Premium and aggregated with previous purchases of Meralco shares by the Group within the preceding 12 months, exceed(s) 5% but all of the applicble percentage ratios are less than 25%. Accordingly, the agreement of FPHC to grant the Call Option to MPIC is a discloseable transaction for the Company.

It is contemplated that the classification under the Listing Rules of any exercise of the Call Option by MPIC would be determined at around the time that the Call Option is granted and an appropriate announcement would be made at that time. The Company will comply with the applicable provisions of the Listing Rules in connection with any proposed exercise of the Call Option by MPIC.

Effect on Rights Issue

In its Rights Issue Announcement dated 15 October 2009, the Company announced a proposed rights issue of not less than 643,387,400 rights shares and not more than 672,007,400 rights shares. As contemplated by the expected timetable set out in the Rights Issue Announcement, the prospectus documents issued by the Company in respect of the Rights Issue (being the Prospectus, the Provisional Allotment Letter and the Excess Application Form) were posted to the Company's Shareholders on 5 November 2009.

As a result of the entry into of the Term Sheet by MPIC, a Supplementary Prospectus has been issued by the Company in connection with the Rights Issue, in accordance with the requirements of Rule 11.13 of the Listing Rules, and registered with the Registrar of Companies in Hong Kong on 10 November 2009 and will be filed with the Registrar of Companies in Bermuda on or as soon as reasonably practicable after the publication of the Supplementary Prospectus.

In view of the significant new information relating to the Term Sheet having been entered into by MPIC, the Company is granting to those Shareholders who have, on or prior to the date of the Supplementary Prospectus, accepted the rights shares provisionally allotted to them under the Rights Issue, or applied for excess rights shares, the right to withdraw all or part of their respective acceptances of rights shares and/or applications for excess rights shares. Details of the withdrawal right and the procedures for exercising the withdrawal right are set out in the Supplementary Prospectus and a Withdrawal Form to be used for the purpose of exercising the right of withdrawal is enclosed with the Supplementary Prospectus.

The Supplementary Prospectus and the Withdrawal Form are being despatched to Shareholders on 10 November 2009. The Prospectus and the Supplementary Prospectus are also available on the website of the Stock Exchange at www.hkex.com.hk and on the Company's website at www.firstpacific.com.

The Supplementary Prospectus contains a revised expected timetable for the Rights Issue, which has been extended as a result of the voluntary suspension of the Company's Shares in connection with the announcement of the entry into of the Term Sheet by MPIC. The revised expected timetable for the Rights Issue is set out below in this announcement.

The Supplementary Prospectus is to be read in conjunction with the Prospectus. Shareholders are, therefore, strongly advised to read the Supplementary Prospectus before taking any action in relation to the Rights Issue (and, in particular, before taking any action in relation to their respective Provisional Allotment Letters).

Resumption of Trading

Trading in the Shares of the Company on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 6 November 2009 pending the publication of this announcement. An application has been made by the Company to the Stock Exchange for trading in the Shares to resume from 2:30 p.m. on 10 November 2009 following the publication of this announcement.

Introduction

Reference is made to the announcements dated 13 March 2009 ("March Announcement"), 20 July 2009 ("July Announcement") and 5 October 2009 ("October Announcement") of First Pacific Company Limited (the "Company"), relating to the acquisition by Metro Pacific Investments Corporation ("MPIC") of interests in Manila Electric Company ("Meralco").

The Company is pleased to announce that MPIC entered into a term sheet ("Term Sheet") with First Philippine Holdings Corporation ("FPHC") on 5 November 2009, in relation to, amongst other things:

(1) the provision of a loan in the amount of approximately PhP11.2 billion (equivalent to approximately US$233.3 million or approximately HK$1,808.3 million) by MPIC to FPHC or its designated wholly owned subsidiary (the "Loan"); and

(2) the agreement of FPHC to grant to MPIC a call option relating to approximately 74.7 million common shares of Meralco (approximately 6.7% of the total current outstanding common shares of Meralco) (the "Subject Shares") owned by FPHC (the "Call Option").

The Term Sheet is expressed to be legally binding and enforceable but it is contemplated in the Term Sheet that the parties shall endeavour, in utmost good faith, to sign appropriate documentation in due course.

To the best of the directors' knowledge, information and belief, having made all reasonable enquiries, FPHC, First Gen Corporation, FGH Cayman and First Holdings Utilities Corporation (each of which are referred to below in this announcement) and their respective ultimate beneficial owner(s) are third parties independent of the Company and its connected persons.

(1) Loan

Pursuant to the Term Sheet, MPIC shall provide a loan in the amount of approximately PhP11.2 billion (equivalent to approximately US$233.3 million or approximately HK$1,808.3 million), to be evidenced by a promissory note ("Note"), to FPHC or its designated wholly owned subsidiary. It is anticipated that the Loan will be advanced by MPIC and drawn down by FPHC on or around 13 November 2009 subject to the execution and delivery of the Note and the Pledge. The other main terms of the Loan and the Note, specified in the Term Sheet, are set out below:

Interest	:	*The Note will bear interest at the rate of 5% per annum payable in arrears on maturity of the Note, calculated on the basis of the actual number of days elapsed in a year of 365 days.*
Maturity	:	*31 March 2010.*
Security	:	*The Loan will be secured by a pledge in respect of 138,357,600 common shares of First Gen Corporation owned by FGH Cayman and 30,093,270 common shares of Meralco owned by First Holdings Utilities Corporation (the "Pledge").*
Non-encumbrance	:	*While the Loan and the Note are outstanding, FPHC shall not sell, alienate, transfer, encumber or create any lien or charge on, or any security interest in, any of its assets without the prior written consent of MPIC.*

(2) Call Option

Pursuant to the Term Sheet, FPHC has also agreed to grant to MPIC the Call Option relating to the Subject Shares owned by FPHC. The Term Sheet provides that FPHC shall grant the Call Option not later than 15 January 2010.

It is expressly stated in the Term Sheet that the rights of MPIC under the Call Option shall be independent of any rights that MPIC may have as lender under the Loan (as described above) and may be exercised by MPIC at its sole option and discretion without regard to the existence or absence of any default under the Loan; provided that the Loan may be assigned by MPIC to FPHC as payment for part of the purchase price of the Subject Shares in the event the Call Option is exercised by MPIC while the Loan is still outstanding.

The other main terms of the Call Option, specified in the Term Sheet, are set out below:

Call Option premium ("Premium")	:	*MPIC will pay to FPHC (in cash) a distinct consideration for the grant of the Call Option, in an amount to be determined using the Black-Scholes option pricing model. The amount of the Premium, which will be determined at or around the time that the Call Option is granted, is estimated by the Company to be not more than 0.5% of the aggregate value of the Subject Shares determined by reference to the prevailing market price of Meralco on the date when the Call Option is granted.*
Exercise price	:	*PhP300 (equivalent to approximately US$6.25 or approximately HK$48.44) per Subject Share. The exercise price was determined based on arms' length negotiations between the parties having regard to the trend of the market price and future business prospects of Meralco.*
Exercise period	:	*Exercisable at any time from the date that the Call Option is granted until midnight on 31 March 2010 ("Exercise Period").*
Condition	:	*The Term Sheet provides that the exercise of the Call Option by MPIC shall be subject to any appropriate corporate approvals being obtained, including shareholders' approval of the Company if required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").*
Subject Shares to be held in escrow	:	*The Term Sheet provides for the Subject Shares to be held in escrow by an escrow agent mutually agreed by MPIC and FPHC, pending the exercise of the Call Option. If the Call Option is not exercised prior to the expiry of the Exercise Period, the escrow arrangement will terminate and the stock certificates representing the Subject Shares will be returned to FPHC.*
Non-encumbrance	:	*FPHC shall not sell, alienate, transfer, encumber or create any lien or charge on, or any security interest in, the Subject Shares during the Exercise Period that the Call Option is exercisable by MPIC.*

The First Pacific group currently has an approximately 14.7% interest in Meralco and will have an interest in approximately 21.4% of Meralco upon the exercise of the Call Option. In addition, Pilipino Telephone Corporation ("Piltel"), a subsidiary of Philippine Long Distance Telephone Company ("PLDT"), currently has an approximately 20% shareholding in Meralco, resulting in an aggregate interest in Meralco for the First Pacific group and Piltel of approximately 34.7% prior to any exercise of the Call Option or approximately 41.4% if the Call Option is exercised and assuming no other changes to the issued share capital of Meralco.

Other key terms of the Term Sheet

The Term Sheet also contemplates that certain amendments will be made upon advance of the Loan by MPIC to FPHC to the existing Investment and Cooperation Agreement dated 12 March 2009 relating to Meralco ("Investment and Cooperation Agreement"), entered into among, inter alia, FPHC and Piltel. The amendments contemplated by the Term Sheet are summarised as follows:

1. *Rights of first refusal to be granted in respect of the Meralco shares held by FPHC and its affiliates (on the one hand) and those held by Piltel and MPIC (on the other hand) (collectively, the "Meralco Shares").*

2. *Tag along rights to be granted in respect of all Meralco Shares held by each of them.*

3. *For a period of three (3) years commencing on the date of the amendments to the Investment and Cooperation Agreement (the "Standstill Period"), FPHC may not sell, transfer or alienate any of the Meralco Shares it owns, except (i) in favor of MPIC or (ii) under the following conditions:*

   (a) *FPHC may sell the Meralco Shares it owns to a third party for so long as (i) the shares will not exceed in aggregate (x) five (5) million shares during the period from January 1 to June 30, 2011, (y) five (5) million shares during the period from July 1 to December 31, 2011 and (z) twenty (20) million shares during the period July 1, 2012 until the end of the Standstill Period ("Annual Quota Shares") and (ii) the shares proposed to be sold are subject to the right of first refusal by either of Piltel and MPIC for a period of thirty (30) days with respect to the Annual Quota Shares covered under (x) and (y) and a period of ninety (90) days with respect to the Annual Quota Shares covered under (z).*

   (b) *The Annual Quota Shares shall not be cumulative such that any Annual Quota Shares which remain unsold at the end of each year will not be carried over into the succeeding year.*

   (c) *Any Subject Shares that may be acquired by MPIC from FPHC shall not be covered by the foregoing standstill restrictions during the Standstill Period.*

4. *For so long as the ownership interest of FPHC in Meralco is not less than 5% of the total outstanding capital stock of Meralco, then Piltel, MPIC and FPHC will vote their shares in a manner that one (1) board seat of Meralco will be allotted to a director designated by FPHC for this purpose.*

5. *FPHC, Piltel, and MPIC, as shareholders, will vote their shares in Meralco together as contemplated under the Investment and Cooperation Agreement.*

6. *Without prejudice to compliance with their respective fiduciary duties, directors of FPHC, Piltel and MPIC who serve on the board of directors of Meralco will vote as one block on matters brought before the board of Meralco.*

Listing Rules Implications

Under the Listing Rules, the provision of the Loan is financial assistance given by MPIC to FPHC. One or more of the applicable percentage ratios in respect of the Loan exceed(s) 5% but all of the applicable percentage ratios are less than 25%. Accordingly, the provision of the Loan by MPIC to FPHC constitutes a discloseable transaction for the Company under the Listing Rules.

One or more of the applicable percentage ratios in respect of the agreement of FPHC to grant the Call Option to MPIC, calculated based on the estimated Premium and aggregated with previous purchases of Meralco shares by the Group within the preceding 12 months, exceed(s) 5% but all of the applicable percentage ratios are less than 25%. Accordingly, the agreement of FPHC to grant the Call Option to MPIC is a discloseable transaction for the Company.

It is contemplated that the classification under the Listing Rules of any exercise of the Call Option by MPIC would be determined at around the time that the Call Option is granted and an appropriate announcement would be made at that time. The Company will comply with the applicable provisions of the Listing Rules in connection with any proposed exercise of the Call Option by MPIC.

MPIC has obtained advice from Philippine counsel which sets out the latter's opinion that the execution and delivery by MPIC of the Term Sheet, the Loan and the Call Option, or an exercise of the Call Option by MPIC under the circumstances set out in such opinion, would not, in each case, trigger a mandatory tender offer obligation under the Philippine Securities Regulations Code or its Amended Implementing Rules and Regulations.

Reasons for the proposed transactions

The entering into of the Term Sheet by MPIC, which contemplates, amongst other matters, the commitment from FPHC to grant to MPIC the Call Option, provides MPIC the ability to acquire a strategic equity interest in Meralco.

It is anticipated that the acquisition of a strategic interest in Meralco will complement MPIC's existing investments in the toll road and water sectors represented by controlling interests in Manila North Tollways Corporation and Maynilad Water Services, Inc., respectively.

The directors of the Company believe that there is significant potential for the uplift in the value of Meralco as its business develops along with the growth of the Philippine economy and the Company will be able to benefit from the synergies that exist between PLDT and Meralco. It is also anticipated that there will be significant synergies with other infrastructure assets currently owned by MPIC.

The directors of the Company believe that the restrictions imposed on FPHC during the Standstill Period would provide stability in terms of ownership of Meralco Shares during that period, whilst not affecting MPIC's pre-emption and tag along rights.

Directors' views

The directors of the Company believe that the transactions contemplated by the Term Sheet, as described above, are on normal commercial terms and have been entered into following arms' length negotiations between the parties. The directors of the Company also believe that the terms of those transactions are fair and reasonable and in the interests of the Company's shareholders as a whole.

General

The Company is a Hong Kong-based investment and management company with operations located in Asia. The Company's principal business interests relate to Telecommunications, Infrastructure, Consumer Food Products and Natural Resources.

MPIC is a Philippine corporation which is part of the Group on account of the equity interests of an affiliate of the Company. MPIC's shares are listed on the Philippine Stock Exchange ("PSE"). The Company has an approximately 54.1% attributable economic interest in MPIC. MPIC is a flagship infrastructure company in the Philippines, with holdings in water, tollways, electricity distribution, health care enterprises and ports.

FPHC's major business segments are in power generation, roads and tollways operations, construction and sale of merchandise, and real estate in the Philippines. First Philippine Utilities Corporation is a wholly owned subsidiary of FPHC.

First Gen Corporation is and its subsidiaries are, involved in the power business in the Philippines. FGH Cayman was the holder of 138,357,600 common shares of First Gen Corporation, as at the date of the Term Sheet.

Meralco is a Philippine corporation with its shares listed on the PSE. It is the largest distributor of electricity in the Philippines with a service area spanning 9,337 square kilometres, where approximately a quarter of the total Philippine population resides. It has a customer base of about 4.5 million, comprising commercial, industrial and residential customers. In addition to electricity distribution, Meralco undertakes several related businesses, including operating a fiber optic network of over 1,000 kilometers and provides leased line connections, metro ethernet connections and disaster recovery transport services.

The net assets of Meralco as at 30 June, 2009 are PhP54,719 million (equivalent to approximately US$1,136.9 million or approximately HK$8,867.8 million) and the net profits of Meralco before and after taxation and extraordinary items are PhP5,200 million (equivalent to approximately US$116.4 million or

approximately HK$907.8 million) and PhP2,800 million (equivalent to approximately US$62.7 million or approximately HK$488.8 million), respectively, for the financial year ended 31 December, 2008, and the net profits of Meralco before and after taxation and extraordinary items are PhP6,093 million (equivalent to approximately US$132.9 million or approximately HK$1,036.3 million) and PhP3,759 million (equivalent to approximately US$82.0 million or approximately HK$639.3 million), respectively, for the financial year ended 31 December, 2007.

Effect on Rights Issue

In its announcement dated 15 October 2009 (the "Rights Issue Announcement"), the Company announced a proposed rights issue of not less than 643,387,400 rights shares and not more than 672,007,400 rights shares (the "Rights Issue"). As contemplated by the expected timetable set out in the Rights Issue Announcement, the prospectus documents issued by the Company in respect of the Rights Issue (being the Prospectus, the Provisional Allotment Letter and the Excess Application Form) were posted to the Company's Shareholders on 5 November 2009.

As a result of the entry into of the Term Sheet by MPIC, a Supplementary Prospectus has been issued by the Company in connection with the Rights Issue, in accordance with the requirements of Rule 11.13 of the Listing Rules, and registered with the Registrar of Companies in Hong Kong on 10 November 2009 and will be filed with the Registrar of Companies in Bermuda on or as soon as reasonably practicable after the publication of the Supplementary Prospectus.

In view of the significant new information relating to the Term Sheet having been entered into by MPIC, the Company is granting to those Shareholders who have, on or prior to the date of the Supplementary Prospectus, accepted the rights shares provisionally allotted to them under the Rights Issue, or applied for excess rights shares, the right to withdraw all or part of their respective acceptances of rights shares and/or applications for excess rights shares. Details of the withdrawal right and the procedures for exercising the withdrawal right are set out in the Supplementary Prospectus and a Withdrawal Form to be used for the purpose of exercising the right of withdrawal is enclosed with the Supplementary Prospectus.

The Supplementary Prospectus and the Withdrawal Form are being despatched to Shareholders on 10 November 2009. The Prospectus and the Supplementary Prospectus are also available on the website of the Stock Exchange at www.hkex.com.hk and on the Company's website at www.firstpacific.com. As was the case with the Prospectus dated 4 November 2009, and the accompanying Provisional Allotment Letter and Excess Application Form, the Company will only send the Supplementary Prospectus and the Withdrawal Form to the Qualifying Shareholders. However, to the extent practicable, the Company will also send the Supplementary Prospectus and the Withdrawal Form to Non-Qualifying Shareholders in the UK, for information purposes only, and will send a Supplementary Canadian Offering Memorandum and the Withdrawal Form to Non-Qualifying Shareholders in Canada, for information purposes only. The Supplementary Prospectus and the Withdrawal Form will not be sent to any Shareholders or Beneficial Owners in the US, except to those Shareholders or Beneficial Owners whom the Company reasonably believes are "qualified institutional buyers" within the meaning of Rule 144A of the US Securities Act of 1933, as amended ("QIBs") and in respect of whom the provisions applicable to QIBs under the heading "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue" on pages 18 to 19 of the Prospectus have been complied with.

The Supplementary Prospectus contains a Revised Expected Timetable for the Rights Issue, which has been extended as a result of the voluntary suspension of the Company's Shares in connection with the announcement of the entry into of the Term Sheet by MPIC. The Revised Expected Timetable for the Rights Issue is set out below:

	2009
Reference time on the Record Date	*5:00 p.m., Wednesday, 4 November*
Resumption of trading in the Shares on the Stock Exchange	*2:30 p.m., Tuesday, 10 November*
Supplementary Prospectus Documents to be posted	*Tuesday, 10 November*
First day of dealings in nil-paid Rights Shares	*Thursday, 12 November*
Latest time for (1) receipt by the Company of letters of representation, in the form set out in Appendix IV of the Prospectus, from US persons who are QIBs, (2) UK persons who are Relevant Persons to contact the Company to notify the Company of their eligibility to accept Rights Shares offered under the Rights Issue and (3) Canadian persons who are "accredited investors" as defined in NI 45-106 or "permitted clients" as defined in NI 31-103 to contact the Company to notify the Company of their eligibility to accept Rights Shares offered under the Rights Issue	*1:00 p.m. Monday, 16 November*
Latest time for splitting nil-paid Rights Shares	*4:30 p.m., Monday, 16 November*
Last day of dealings in nil-paid Rights Shares	*Thursday, 19 November*
Last Withdrawal Time	*4:30 p.m., Tuesday, 24 November*
Latest time for acceptance of Rights Shares and payment and for application and payment for excess Rights Shares	*4:30 p.m., Tuesday, 24 November*
Rights Issue and Underwriting Agreement expected to become unconditional	*4:30 p.m., Friday, 27 November*
Announcement of the results of acceptance and excess application of the Rights Issue	*Tuesday, 1 December*
Refund cheques for wholly and partially unsuccessful excess applications and cheques to Non-Qualifying Shareholders, if any, to be posted.	*Wednesday, 2 December*

	2009
Share certificates for Rights Shares to be posted	*Wednesday, 2 December*
First day of dealings in fully-paid Rights Shares	*Friday, 4 December*

Notes:

(i) ***All references to times and dates in the Revised Expected Timetable are references to Hong Kong time and Hong Kong dates, respectively.***

(ii) *Dates or deadlines specified in the Revised Expected Timetable are indicative only and may be extended or varied by agreement between the Company and the Underwriters. Any changes to the timetable will be published or notified to the Shareholders and the Stock Exchange as appropriate.*

(iii) *The reference in the Revised Expected Timetable to the "Last Withdrawal Time" means the latest time and date by which a Shareholder who has accepted his/her/its provisional allotment of Rights Shares under the Rights Issue, and/or applied for excess Rights Shares, on or prior to the date of the Supplementary Prospectus, may withdraw such acceptance or application (in whole or in part) by depositing a duly completed Withdrawal Form with the Company's branch share registrar in Hong Kong being Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.*

(iv) *Capitalised terms and expressions used in the Revised Expected Timetable have the meanings assigned to them in the Prospectus or the Supplementary Prospectus.*

The Supplementary Prospectus is to be read in conjunction with the Prospectus. Shareholders are, therefore, strongly advised to read the Supplementary Prospectus before taking any action in relation to the Rights Issue (and, in particular, before taking any action in relation to their respective Provisional Allotment Letters).

Resumption of Trading

Trading in the Shares of the Company on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 6 November 2009 pending the publication of this announcement. An application has been made by the Company to the Stock Exchange for trading in the Shares to resume from 2:30 p.m. on 10 November 2009 following the publication of this announcement.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

Hong Kong, 10 November, 2009

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1 = Php48.00 = HK$7.75. Percentages and figures expressed have been rounded."

UPDATE OF INDEBTEDNESS STATEMENT

In connection with the proposed loan to FPHC contemplated by the Term Sheet, MPIC has entered into a Pesos 12 billion (equivalent to approximately US$250 million or approximately HK$1,937.5 million) new loan facility. Accordingly, the statement made on page 152 of the Prospectus, in the last paragraph of the section headed "Indebtedness", is required to be updated. The updated position is that there has been no material change in the Group's outstanding indebtedness and contingent liabilities from the indebtedness statement set out on page 152 of the Prospectus up to 6 November 2009, except for the Pesos 12 billion (equivalent to approximately US$250 million or approximately HK$1,937.5 million) new loan facility entered into in connection with the granting of the loan to FPHC. The date of 6 November 2009 referred to in the immediately preceding sentence is the latest practicable date for the purpose of updating, in this Supplementary Prospectus, the indebtedness statement contained in the Prospectus.

ADDITIONAL INFORMATION IN RELATION TO THE USE OF PROCEEDS

On page 39 of the Prospectus, it is stated that:

"The Company intends to apply the net proceeds of the Rights Issue in pursuit of the Group's investment strategies and, in particular, to apply part of such proceeds to expand and develop the Group's mining strategies in the Philippines and in South East Asia and, secondly, if suitable opportunities arise, in the Group's infrastructure portfolio in the Philippines held through Metro Pacific Investments Corporation".

The intended use of proceeds remains as set out on page 39 of the Prospectus and summarised above. However, Shareholders should note that, in relation to the second element of the above statement, the Directors consider that the transactions contemplated by the Term Sheet constitute a suitable opportunity to make a further investment in the Group's infrastructure portfolio in the Philippines held through MPIC. Accordingly, part of the net proceeds of the Rights Issue may be used to fund further investment in MPIC in order to assist MPIC to consummate the transactions contemplated by the Term Sheet.

As set out in the Prospectus, the Directors may review and vary the purpose for which the proceeds of the Rights Issue are used in light of what they consider to be the optimal use of proceeds from time to time. Further announcements will be made, if necessary, in the event of material changes to the use of proceeds.

WITHDRAWAL RIGHT

Trading in the Shares on the Stock Exchange was temporarily suspended (at the request of the Company) following MPIC having entered into the Term Sheet, pending the release of the announcement by the Company of that development and the registration of this Supplementary Prospectus with the Registrar of Companies in Hong Kong. As a result of the temporary suspension of trading in the Shares on the Stock Exchange, the expected timetable for the Rights Issue has been revised as set out in the section of this Supplementary Prospectus headed "Revised Expected Timetable", above. In addition, also as a result of the temporary suspension of trading in the Shares on the Stock Exchange, there has been no trading in the nil-paid Rights on the Stock Exchange prior to the date of this Supplemental Prospectus.

In view of the significant new information relating to the entering into of the Term Sheet by MPIC, the Company is granting to those Shareholders who have, on or prior to the date of this Supplementary Prospectus, accepted the Rights Shares provisionally allotted to them or applied for excess Rights Shares, the right to withdraw:

(a) all or part of their respective acceptances of Rights Shares provisionally allotted to them; and/or

(b) all or part of their respective applications for excess Rights Shares.

Any withdrawal will be irrevocable once made.

A Withdrawal Form, to be used for the purpose of exercising the right of withdrawal referred to above is enclosed with this Supplementary Prospectus. Shareholders who wish to withdraw their acceptance of Rights Shares provisionally allotted to them and/or application for excess Rights Shares (in each case, whether in full or in part) must complete and sign the Withdrawal Form in accordance with the instructions printed thereon and deposit it with the Registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by not later than the Last Withdrawal Time. In relation to the withdrawal of any acceptance or application previously made by the joint holders of any Shares, a Withdrawal Form will be valid, and treated as such by the Company, if it is completed and signed by any one or more of the joint holders of the relevant Shares.

Shareholders may contact the Registrar at (852) 2862-8555 for details in respect of the withdrawal arrangements.

Shareholders who have accepted Rights Shares provisionally allotted to them and/or applied for excess Rights Shares on or prior to the date of this Supplementary Prospectus and who do not wish to withdraw their acceptance and/or application as a result of the new information contained in this Supplementary Prospectus do not need to take any action, but are reminded that the cheque or cashier's order previously submitted must remain capable of being honoured on first presentation at any time up to 4:30 p.m. on Tuesday, 24 November 2009, being the revised latest time for acceptance of Rights Shares and payment and for application and payment for excess Rights Shares. Any PAL or EAF in respect of which the cheque or cashier's order is dishonoured on first presentation is liable to be rejected, and in that event, in the case of a PAL, the provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

PALs and EAFs submitted by Shareholders who have accepted their provisional allotment of Rights Shares and/or applied for excess Rights Shares (as the case may be) and who do not deposit a Withdrawal Form with the Registrar by the Last Withdrawal Time will remain valid.

Accordingly, Shareholders who have accepted their provisional allotment of Rights Shares and/or applied for excess Rights Shares and who do not wish to withdraw all or part of their respective acceptances of Rights Shares provisionally allotted to them and/or all or part of their respective applications for excess Rights Shares need take no further action.

No interest shall be payable on or with respect to subscription monies (including any refunded subscription monies) on account of or following the extension of the timetable for the Rights Issue or otherwise. Monies received in respect of those acceptances of provisionally allotted Rights Shares and applications for excess Rights Shares which are subsequently withdrawn will be returned to the relevant persons without interest and by means of cheques despatched by ordinary post at the risk of such persons on Wednesday, 2 December 2009.

TERMINATION OF THE UNDERWRITING AGREEMENT

As set out in the Prospectus, the Underwriters have the right to terminate the Underwriting Agreement by notice to the Company at any time prior to the Latest Time for Termination (see the section headed "Further Amendments to the Underwriting Agreement", below) if:

(a) any of the following shall have come to the notice of the Underwriters or the Underwriters shall have reasonable cause to believe after the date of the Underwriting Agreement:

  (i) that any statement contained in any of the Announcement, the Prospectus Documents or any supplementary prospectus was or has become untrue, incorrect or misleading in any material respect; or

  (ii) that any matter has arisen or been discovered which would, if the Announcement, the Prospectus Documents or any supplementary prospectus had been issued at that time, constitute a material omission therefrom if it had not been disclosed in the Announcement, the Prospectus Documents or any supplementary prospectus; or

  (iii) that the Company is required by any applicable law or regulatory rule to issue a supplementary prospectus in connection with the Rights Issue; or

  (iv) that any of the warranties given by the Company pursuant to the Underwriting Agreement is (or would if repeated at that time be) untrue or breached; or

  (v) any event, act or omission which gives rise or is likely to give rise to any liability of the Company pursuant to the indemnities contained in the Underwriting Agreement; or

  (vi) any breach of any of the obligations or undertakings of the Company under the Underwriting Agreement; or

  (vii) any adverse change or prospective adverse change in the business or in the financial or trading position or prospects of the Company or any of its subsidiaries or PLDT which in the opinion of the Underwriters is material in the context of the Rights Issue; or

  (viii) any of the obligations or undertakings of the Controlling Shareholder under the Controlling Shareholder's Undertaking have not been complied with; or

  (ix) the permission to deal in and the listing of the Rights Shares (in their nil-paid and fully-paid forms) has been withdrawn by the Stock Exchange; or

(x) any suspension in trading of Shares on the Stock Exchange for a continuous period of more than one Business Day (other than any suspension for the purpose of obtaining clearance from the Stock Exchange for the publication of the Announcement); or

(b) there develops, occurs, exists or comes into force:

(i) any event or series of events in the nature of force majeure (including, without limitation, any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out, outbreak or escalation of hostilities (whether or not war is declared) or declaration of national or international emergency or calamity or crisis) in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business; or

(ii) any new law or regulation or any change in existing laws or regulations (or any change in the interpretation or application thereof by any court or other competent authority) in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business; or

(iii) the declaration of a banking moratorium by the relevant Hong Kong authorities; or

(iv) any event or series of events concerning or relating to or otherwise having an effect on, or any change in, local (including, without limitation, Hong Kong), national, regional or international financial, political, military, industrial, economic, legal, fiscal or regulatory matters or conditions; or

(v) any change in the conditions of local, national or international securities markets (including, without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange, the Singapore Stock Exchange, the Philippine Stock Exchange or the Indonesia Stock Exchange); or

(vi) a change or development including a prospective change in taxation or exchange control in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business which will or may adversely affect the Company or any of its subsidiaries or PLDT or the present or prospective shareholders of the Company,

and which, in any such case and in the absolute opinion of the Underwriters, will or may (A) be materially adverse to, or materially and prejudicially affect, the business or financial or trading position or prospects of the Company, its subsidiaries and PLDT as a whole or the Rights Issue or the success thereof; or (B) make it inadvisable or inexpedient to proceed with the Rights Issue; or (C) have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms.

In the event that the Underwriters exercise their right to terminate the Underwriting Agreement, their obligations will cease and the Rights Issue will not proceed, in which case, a further announcement will be made by the Company at the relevant time.

FURTHER AMENDMENTS TO THE UNDERWRITING AGREEMENT

The Underwriting Agreement has been further amended pursuant to a second amendment agreement dated 10 November 2009 between the Company and the Underwriters. Under that second amendment agreement:

(a) the Underwriters have confirmed their agreement to the Revised Expected Timetable set out on pages 15 to 16 above;

(b) the Underwriters have waived the right of termination referred to in (i) sub-paragraph (a)(iii) above (which applies if the Company is required by any applicable law or regulatory rule to issue a supplementary prospectus in connection with the Rights Issue) in respect of the issue of this Supplementary Prospectus and (ii) sub-paragraph (a)(x) above (which applies if there is a suspension in trading in Shares on the Stock Exchange for a continuous period of more than one Business Day (other than any suspension for the purpose of obtaining clearance from the Stock Exchange for the publication of the Announcement) as a result of the requirement to issue this Supplementary Prospectus; and

(c) the Company and the Underwriters have agreed that the Latest Time for Termination is 4:30 p.m. on Friday 27 November, 2009, which has been determined as the Third Business Day after the Latest Acceptance Date (as revised pursuant to the Revised Expected Timetable).

WARNING OF THE RISKS OF DEALING IN SHARES AND NIL-PAID RIGHTS SHARES

The Shares have been dealt with on an ex-rights basis since Thursday, 29 October 2009. The Rights Shares are expected to be dealt with in their nil-paid form from Thursday, 12 November 2009 to Thursday, 19 November 2009 (both dates inclusive).

The Rights Issue is conditional upon the Underwriting Agreement becoming unconditional and not being terminated. If the condition of the Rights Issue is not fulfilled, the Rights Issue will not proceed. Any dealing in Shares or Rights Shares in their nil-paid form is at an investor's own risk. Any Shareholders or other persons contemplating any dealings in the Shares or Rights Shares in their nil-paid form are advised to exercise caution and to consult their professional advisers.

DISTRIBUTION OF THE SUPPLEMENTARY DOCUMENTS

As is the case with the Prospectus Documents, the Company will only send the Supplementary Documents to the Qualifying Shareholders. However, to the extent practicable, the Company will also send this Supplementary Prospectus and the Withdrawal Form to Non-Qualifying Shareholders in the UK, for information purposes only, and will send a Supplementary Canadian Offering Memorandum and the Withdrawal Form to Non-Qualifying Shareholders in Canada for information purposes only. This Supplementary Prospectus and the Withdrawal Form will not be sent to any Shareholders or Beneficial Owners in the US, except to those Shareholders or Beneficial Owners whom the Company believes reasonably are QIBs and in respect of whom the provisions applicable to QIBs under the heading "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue" on pages 18 to 19 of the Prospectus have been complied with.

Distribution of this Supplementary Prospectus, the Withdrawal Form and the other Prospectus Documents into jurisdictions other than Hong Kong may be restricted by law. Persons into whose possession the Supplementary Documents and/or the Prospectus Documents come (including, without limitation, agents, custodians, nominees and trustees) should inform themselves of and observe any such restrictions. Any failure to comply with those restrictions may constitute a violation of the securities laws of any such jurisdiction. Any Shareholder or Beneficial Owner who is in any doubt as to his/her position should consult an appropriate professional adviser without delay. In particular, subject to certain exceptions as determined by the Company, the Supplemented Prospectus Documents should not be distributed, forwarded to or transmitted in, into or from any of the Specified Territories.

This Supplementary Prospectus and the Withdrawal Form will not be registered under the applicable securities legislation of any jurisdiction other than Hong Kong and Bermuda.

Receipt of this Supplementary Prospectus and/or a Withdrawal Form does not and will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this Supplementary Prospectus and/or the Withdrawal Form must be treated as sent for information only and should not be copied or redistributed. Persons (including, without limitation, custodians, nominees and trustees) who receive a copy of this Supplementary Prospectus and/or a Withdrawal Form should not, in connection with the Rights Issue, distribute or send the same in, into or from any of the Specified Territories. Any person (including, without limitation, custodians, nominees and trustees) who does forward this Supplementary Prospectus or a Withdrawal Form in, into or from any Specified Territory (whether under a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this section

ADDITIONAL INFORMATION FOR BENEFICIAL OWNERS WHO ARE RESIDENT IN A SPECIFIED TERRITORY (INCLUDING BENEFICIAL OWNERS WHO ARE RESIDENT IN A SPECIFIED TERRITORY WHO HOLD THEIR SHARES THROUGH CCASS)

On page 18 of the Prospectus, it is stated that arrangements will be made for the Rights Shares which would otherwise have been available to be taken up by the Non-Qualifying Shareholders to be sold in the market in their nil-paid form on any one or more of the last three dealing days of the period for dealing in nil-paid Rights Shares (the last day of such period is now expected to be Thursday, 19 November 2009, under the Revised Expected Timetable), if a premium (net of expenses) can be obtained. The proceeds of such sale, less expenses, will be paid to the Non-Qualifying Shareholders pro-rata to their shareholdings held at 5:00 p.m. on the Record Date. Such amounts will be paid in US$ or UK pounds sterling (depending on the registered address of the relevant Non-Qualifying Shareholder) and will be converted from Hong Kong dollars to the relevant currency of payment at the then prevailing exchange rates. The Company will retain individual amounts of HK$100 or less (or the equivalent) for its own benefit. Any unsold entitlements of Non-Qualifying Shareholders to the Rights Shares will be made available for excess applications on EAFs by Qualifying Shareholders.

The arrangements stated on page 18 of the Prospectus and summarized above will apply in respect of those Shareholders whose names appeared in the register of members of the Company at 5:00 p.m. on the Record Date and whose addressees as shown in the register of members of the Company at that time were in any of the Specified Territories (i.e. in the US, the UK or Canada), unless the relevant Shareholder fulfils, to the satisfaction of the Company, the relevant requirements in the section of the Prospectus headed "Limited categories of persons in the Specified Territories who may be able to take up their rights

under the Rights Issue" (referred to herein as "the Relevant Requirements"). Those arrangements will also apply in respect of a Beneficial Owner who holds a beneficial interest in Shares which are registered in the name of a Registered Owner where the address of the Registered Owner shown in the register of members of the Company at 5:00 p.m. on the Record Date was in any of the Specified Territories, unless the Registered Owner fulfils the Relevant Requirements to the satisfaction of the Company.

However, the arrangements described on page 18 of the Prospectus and summarized above will not apply to a Beneficial Owner who is resident in a Specified Territory who does not fulfil the Relevant Requirements to the satisfaction of the Company and who holds his/her/its interest in Shares through a Registered Owner having an address shown in the register of members of the Company at 5:00 p.m. on the Record Date which is not in one of the Specified Territories. Such Beneficial Owners are referred to herein as "Non-Qualifying Beneficial Owners" and may include such Beneficial Owners holding interests in Shares through CCASS (which Shares are registered in the register of members of the Company in the name of HKSCC Nominees Limited, a company incorporated in Hong Kong). The reason that the Company is unable to extend those arrangements to such Non-Qualifying Beneficial Owners is that the Company does not have the necessary information in relation to such Non-Qualifying Beneficial Owners to make a unilateral determination as to whether those Beneficial Owners are Qualifying Shareholders or Non-Qualifying Shareholders for the purposes of the Rights Issue.

Instead of the arrangements described on page 18 of the Prospectus and summarized above, the nil-paid Rights Shares which would otherwise have been available to be taken up by those Non-Qualifying Beneficial Owners will not be sold in the market and the relevant Non-Qualifying Beneficial Owners will not receive the proceeds of any such sale. All Non-Qualifying Beneficial Owners are advised to seek their own legal advice as to whether or not they may be permitted, having regard to their own particular circumstances (including the laws and regulations of the relevant jurisdiction in which they are resident), to sell their nil-paid Rights Shares in the market. Any such nil-paid Rights Shares which are not sold in the market by Non-Qualifying Beneficial Owners will be made available for excess applications on EAFs by Qualifying Shareholders.

NON-QUALIFYING SHAREHOLDERS WHOSE NAMES WERE REGISTERED IN THE REGISTER OF MEMBERS OF THE COMPANY AT 5:00 P.M. ON THE RECORD DATE

As referred to on page 17 of the Prospectus, for those Non-Qualifying Shareholders who are registered Shareholders and whose names appeared in the register of members of the Company at 5:00 p.m. on the Record Date and whose address(es) as shown in such register were in any of the Specified Territories, the Rights Shares which would otherwise have been available to be taken up by them have been provisionally allotted to a nominee. Those Rights Shares will be sold in the market in their nil-paid form in accordance with the provisions described on page 18 of the Prospectus and summarised above (in the first paragraph of the section headed "Additional Information for Beneficial Owners who are resident in a Specified Territory (including Beneficial Owners who are resident in a Specified Territory who hold their Shares through CCASS)"), and the proceeds of such sale, less expenses, paid to the registered Non-Qualifying Shareholders (except that the Company will retain individual amounts of HK$100 or less, or its equivalent, for its own benefit), unless the relevant registered Shareholder contacts the Company by no later than 1:00 p.m. on Monday, 16 November 2009 (at the Company's contact details shown on page 19 of the Prospectus) and complies with the applicable requirements set out in the section of the Prospectus headed "Limited categories of persons in the Specified Territories who may be able to take up their rights

under the Rights Issue", set out on pages 18 to 19 of the Prospectus, and thereby is able to demonstrate that he/she/it is a Qualifying Shareholder under one of the relevant exemptions described in that section.

PROCEDURES FOR ACCEPTANCE OR TRANSFER

The procedures for acceptance and transfer set out in the section headed "Procedures for Acceptance or Transfer" on pages 20 to 25 of the Prospectus continue to be applicable in accordance with their terms except that:

(a) the latest time for "splitting" nil-paid Rights Shares is now 4:30 p.m. on Monday, 16 November 2009;

(b) the latest time for a transferee of a PAL to complete and sign Form C in the PAL and deposit the PAL intact together with a remittance for the full amount payable on acceptance with the Registrar to effect the transfer is now 4:30 p.m. on Tuesday, 24 November 2009;

(c) the latest time for acceptance of Rights Shares and payment is now 4:30 p.m. on Tuesday 24 November 2009; and

(d) the date for the despatch of refund cheques if the Underwriters exercise their right to terminate the Underwriting Agreement before the Latest time for Termination is now Wednesday, 2 December 2009.

APPLICATION FOR EXCESS RIGHTS SHARES

The procedures for applying, by way of excess application, for Rights Shares representing unsold fractional entitlements, together with any Rights Shares provisionally allotted but not accepted by Qualifying Shareholders or otherwise subscribed for by transferees of nil-paid Rights Shares, and any Rights Shares representing any unsold entitlements of the Non-Qualifying Shareholders, set out in the section headed "Application for Excess Rights Shares" on pages 26 to 29 of the Prospectus continue to be applicable in accordance with their terms except that:

(a) the latest time for application and payment for excess Rights Shares is now 4:30 p.m. on Tuesday, 24 November 2009; and

(b) the date for despatch of refund cheques for wholly and partially unsuccessful excess applications is now Wednesday, 2 December 2009.

NON-QUALIFYING SHAREHOLDERS AND LIMITED CATEGORIES OF PERSONS IN THE SPECIFIED TERRITORIES WHO MAY BE ABLE TO TAKE UP THEIR RIGHTS UNDER THE RIGHTS ISSUE

The proposed arrangements relating to the sale in the market of the Rights Shares which would otherwise have been available to be taken up by the Non-Qualifying Shareholders and the payment of the proceeds of such sales, less expenses, to the relevant Non-Qualifying Shareholders which were set out on page 18 of the Prospectus under the heading "Non-Qualifying Shareholders" have been varied, as described above under the heading "Additional Information for Beneficial Owners who are resident in a

Specified Territory (including Beneficial Owners who are resident in a Specified Territory who hold their Shares through CCASS)". Subject to that, the provisions in the Prospectus set out in the sections headed "Non-Qualifying Shareholders" and "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue" on pages 16 to 19 of the Prospectus continue to be applicable in accordance with their terms except that:

(a) the latest time by which a Shareholder or Beneficial Owner in the US who is a QIB and wishes to take up his/her/its rights under the Rights Issue must return a duly completed and signed investor representation letter, in the form set out in Appendix IV of the Prospectus, to the Company is now 1:00 p.m. on Monday, 16 November 2009;

(b) the latest time by which Shareholders or Beneficial Owners residing in the UK who are Relevant Persons and who wish to take up their rights under the Rights Issue must contact the Company by sending a notification that they are eligible to participate in the Rights Issue is now 1:00 p.m. on Monday, 16 November 2009; and

(c) the latest time by which Shareholders or Beneficial Owners located in Canada who are "accredited investors" under NI 45-106 or "permitted clients" under NI 31-103 and who wish to take up their rights under the Rights Issue must contact the Company by sending a notification that they are eligible to participate in the Rights Issue is now also 1:00 p.m. on Monday 16 November 2009.

If Shareholders or Beneficial Owners in the US do not return duly completed and signed investor representation letters, or Shareholders or Beneficial Owners in the UK or Canada do not contact the Company by sending a notification that they are eligible to participate in the Rights Issue, in each case by 1:00 p.m. on Monday 16 November 2009:

(i) in the case of a registered Shareholder whose name appeared in the register of members of the Company at 5:00 p.m. on the Record Date and whose address as shown in the register of members of the Company at that time was in the US, the UK or Canada, the nil-paid Rights Shares provisionally allotted to such registered Shareholder may be sold in the market in their nil-paid form pursuant to the arrangements described on page 18 of the Prospectus and summarized in the first paragraph of the section headed "Additional Information for Beneficial Owners who are resident in a Specified Territory (including Beneficial Owners who are resident in a Specified Territory who hold their Shares through CCASS)" above;

(ii) in the case of such Beneficial Owners, the Rights Shares provisionally allotted in respect of their interests in Shares will be dealt with as described in the section headed "Additional Information for Beneficial Owners who are resident in a Specified Territory (including Beneficial Owners who are resident in a Specified Territory who hold their Shares through CCASS)", above.

Yours faithfully,
By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

1. RESPONSIBILITY STATEMENT

This Supplementary Prospectus includes particulars given in compliance with the Listing Rules for the purpose of giving additional information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Supplementary Prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. ADDITIONAL MATERIAL CONTRACTS

In relation to the Material Contracts listed on pages 172 and 173 of the Prospectus, the following additional contracts (not being contracts entered into in the ordinary course of business by the Group) have been entered into by the Group since the date of the Prospectus and are or may be material:

(a) a second amendment agreement dated 10 November 2009 entered into between the Company and the Underwriters, further amending the Underwriting Agreement; and

(b) the Term Sheet.

3. ADDITIONAL DOCUMENTS AVAILABLE FOR INSPECTION

The documents set out in paragraph 15 of Appendix III to the Prospectus (on page 175 of the Prospectus) will continue to be made available for inspection during normal business hours at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, on any weekday, except public holidays up to and including Tuesday, 24 November 2009 (being the last day for acceptance and payment under the Rights Issue). In addition, the following documents will be made available at the same place and during the same times from the date of publication of this Supplementary Prospectus up to and including Tuesday, 24 November 2009:

(a) this Supplementary Prospectus;

(b) the Withdrawal Form;

(c) the announcement to be made by the Company, the text of which is set out above; and

(d) the additional material contracts referred to in the section headed "Additional Material Contracts" in this Appendix.

4. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

A copy of each of this Supplementary Prospectus and the Withdrawal Form has been delivered to the Registrar of Companies in Hong Kong for registration as required by Section 342C of the Companies Ordinance.

A copy of each of this Supplementary Prospectus and the Withdrawal Form will be delivered to the Registrar of Companies in Bermuda on or as soon as reasonably practicable after the publication of this Supplementary Prospectus as required by the Companies Act 1981 of Bermuda.

5. GENERAL

In case of discrepancy or differences in interpretation, the English text of this Supplementary Prospectus prevails over the Chinese text.

此章程補充文件乃重要文件　請即處理

此乃本公司刊發之章程補充文件，旨在補充本公司於二零零九年十一月四日就供股刊發之章程。

本章程補充文件旨在補充該章程，並須與其一併閱讀。章程及本章程補充文件由即日起至二零零九年十一月二十四日(星期二)止在本章程補充文件第39頁所載之地址可供查閱。除文義另有所指外，於本章程補充文件內所採用之詞彙與章程內所界定者具有相同涵義。敬請　閣下垂注本章程補充文件第10頁所載之額外釋義。章程補充文件各一份已按公司條例第342C條規定獲香港公司註冊處處長註冊，並將於刊發本章程補充文件時或其後在合理切實可行情況下儘快送交百慕達公司註冊處處長存檔。香港公司註冊處處長、百慕達公司註冊處處長及香港證券及期貨事務監察委員會對補充文件的任何內容概不負責。

閣下如對本章程補充文件任何方面或應採取之行動**有任何疑問**，應咨詢　閣下之持牌證券交易商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本章程補充文件送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港交易及結算所有限公司、聯交所及香港結算對補充文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因補充文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

向香港以外司法管轄區派發補充文件可能受法律限制。擁有補充文件者(包括(但不限於)代理、保管人、代名人及受託人)應知悉及遵守任何有關限制。未有遵從該等限制可能構成違反任何有關司法管轄區之證券法律。尤其是，除本公司所決定之若干例外情況外，補充文件不應在、向或由任何指明地區派發、轉送或傳遞。

股東及實益擁有人敬請參閱本章程補充文件內「派發補充文件」及「給予居於指明地區的實益擁有人(包括居於指明地區且透過中央結算系統持有其股份之實益擁有人)之額外資料」各節以及章程內「合資格股東」、「派發本章程及其他章程文件」、「不合資格股東」及「指明地區內或許可接納其於供股中之權利的有限類別人士」各節內所載之重要資料。美國、英國及加拿大之股東及實益擁有人特別敬請參閱章程內「不合資格股東」及「指明地區內或許可接納其於供股中之權利的有限類別人士」各節。除於本文件內另有所載者外，本章程補充文件內所述之供股並非向指明地區內之股東、實益擁有人或投資者作出。

擁有本章程補充文件及／或撤回申請表格之股東、實益擁有人及任何其他人士應知悉及遵守任何適用法律規定。任何指明地區之人士如接獲本章程及／或任何其他章程文件，均不可視其為認購任何供股股份之要約、邀請或招攬，除非有關要約、邀請或招攬可合法作出而無須符合有關地區之任何註冊或規管或法律規定，則作別論。


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacific.com

(股份代號：00142)

章程補充文件

第一太平有限公司
供股
涉及643,387,400股供股股份，
有關認購價為每股供股股份3.40港元，
有關基準為每持有五股現有股份可獲配發一股供股股份

供股聯席包銷商
(根據其英文名稱字母排序)

CAZENOVE ASIA
A Standard Chartered group company

CREDIT SUISSE

HSBC 滙豐

除另有說明者外，本章程補充文件內所有日期及時間均分別指香港日期及香港時間。

接納供股股份及付款之最後時間現為二零零九年十一月二十四日(星期二)下午四時三十分。

現有股份及未繳股款與繳足股款供股股份之買賣可通過由香港結算建立和營運的中央結算系統結算。　閣下應咨詢　閣下之持牌證券交易商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問，以了解結算安排詳情以及有關安排可能如何影響　閣下之權利及權益。

待未繳股款及繳足股款之供股股份獲批准在聯交所上市及買賣，以及遵守香港結算之股份收納規定，則未繳股款及繳足股款之供股股份將由未繳股款及繳足股款之供股股份開始在聯交所買賣之日起或香港結算釐定之有關其他日期起獲香港結算接納為合資格證券，可於中央結算系統內寄存、結算及交收。聯交所參與者之間於任何交易日進行的交易須於其後第二個營業日在中央結算系統內進行交收。中央結算系統之所有活動均須受不時有效之中央結算系統一般規則及中央結算系統運作程序所限制。

敬請注意，包銷協議賦予包銷商權利可在發生以下事件時以於最後終止時間前任何時間向本公司發出通知終止其於包銷協議之責任：(a)倘若於包銷協議日期後，包銷商獲悉以下任何事項或包銷商有合理因由相信：(i)該公告、章程文件或任何章程補充文件所載的任何陳述在任何重大方面於當時為或已成為失實、不正確或有誤導性；或(ii)發生或發現任何事宜，而倘若該公告、章程文件或任何章程補充文件於當時已經發出，如其並未於該公告、章程文件或任何章程補充文件中披露，會構成其重大遺漏事宜；或(iii)任何適用法律或監管規則規定本公司須就供股發出章程補充文件；或(iv)本公司於包銷協議所給予之任何保證為(或倘若於當時重覆會是)失實或違反；或(v)根據包銷協議所載之彌償導致或可能導致本公司須負上任何法律責任的任何事件、作為或遺漏；或(vi)本公司違反其於包銷協議之任何責任或承諾；或(vii)本公司或其任何附屬公司或PLDT的業務或財務或經營狀況或前景有任何不利逆轉或潛在不利轉變，而包銷商認為對供股屬重大改變；或(viii)控股股東未有遵守其於控股股東之承諾的任何責任或承諾；或(ix)聯交所撤回有關(未繳股款及繳足股款)供股股份上市及買賣之批准；或(x)股份在連續多過一個營業日期間暫停在聯交所買賣(就發表該公告取得聯交所審批有關之任何停牌除外)；或(b)以下事件被發現、出現、存在或生效：(i)本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務發生任何一件或一連串不可抗力事件(包括(但不限於)天災、戰爭、騷亂、擾亂公眾秩序、內亂、火災、水災、爆炸、疫症、恐怖主義活動、罷工或閉廠、敵對行為爆發或升級(無論有否宣戰)或宣佈全國或國際間進入緊急狀態或災難或危機)；或(ii)本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務頒佈任何新法律或規例或現有法律或規例出現任何變動(或任何法院或其他主管當局更改其詮釋或應用)；或(iii)香港有關當局宣佈銀行停止經營；或(iv)出現任何事件或一連串事項，而其涉及或有關或以其他方式影響當地(包括(但不限於)香港)、國家、地區或國際金融、政治、軍事、工業、經濟、法律、財政或監管事宜或狀況或其任何變動；或(v)任何當地、國家或國際證券市場之狀況出現任何變動(包括(但不限於)任何全面禁止、暫停或重大限制聯交所、新加坡證券交易所、菲律賓證券交易所或印尼證券交易所的證券買賣)；或(vi)本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務的稅務或外匯管制出現變動或發展(包括潛在發展)，而其將會或可能對本公司或其任何附屬公司或PLDT或本公司之現有或未來股東產生不利影響，而在任何有關情況下，包銷商全權認為，將會或可能：(A)對本公司、其附屬公司及PLDT的整體業務或財務或貿易狀況或前景或供股或其成功產生重大不利影響或構成重大損害；或(B)導致繼續進行供股成為不智或不適宜；或(C)導致包銷協議的任何部分(包括包銷)未能根據其條款履行。

誠如上文所述，包銷協議授予包銷商權利在本公司須就供股刊發章程補充文件的情況下可終止其於包銷協議之責任。包銷商已經豁免因本公司刊發本章程補充文件而出現可終止包銷協議的權利。

二零零九年十一月十日

注意事項

供股須待包銷協議成為無條件及並無被終止後，方可作實。倘若供股之條件並無獲履行，則供股將不會進行，在該情況下，本公司將會於適當時間另行刊發公告。敬請注意，股份已經由二零零九年十月二十九日(星期四)起以除權基準買賣。供股股份預期將於二零零九年十一月十二日(星期四)至二零零九年十一月十九日(星期四)期間(首尾兩天包括在內)以未繳股款方式買賣。上述買賣將於供股之條件尚未獲履行時進行。自現時至有關條件獲履行或獲豁免之日期，買賣本公司證券之任何人士，以及於二零零九年十一月十二日(星期四)至二零零九年十一月十九日(星期四)(即分別為買賣未繳股款供股股份之首日及最後日期)期間買賣未繳股款供股股份之任何人士，須承擔供股可能未能成為無條件及可能不會進行之風險。於此期間買賣或計劃買賣本公司證券及／或未繳股款供股股份之任何人士如對其狀況有任何疑問，敬請咨詢其本身之專業顧問。

除本文件及章程另有所載外，位於指明地區的股東、實益擁有人或投資者將不獲提出供股。本章程補充文件並不構成於作出有關建議或請求屬違法的任何司法管轄區提出任何出售或發行建議或邀請，或有關購入未繳股款供股股份或繳足股款供股股份或接納任何未繳股款供股股份配額的任何要約的任何請求的一部分。未繳股款供股股份、繳足股款供股股份、本章程補充文件、撤回申請表格或章程文件一概不會根據任何指明地區的證券法例登記，而未繳股款供股股份、繳足股款供股股份、本章程補充文件、撤回申請表格或章程文件一概不會根據任何指明地區(根據本公司所同意的任何適用例外情況除外)的任何有關證券法例合資格進行分派。因此，未繳股款供股股份及繳足股款供股股份一概不得向任何指明地區或在任何指明地區內(根據本公司所同意的任何適用例外情況除外)直接或間接予以提呈、出售、抵押、接納、行使、轉售、放棄、轉讓或交付。

登記地址位於任何指明地區的股東及為指明地區居民之實益擁有人請參閱章程「不合資格股東」及「指明地區內或許可接納其於供股中之權利的有限類別人士」各節。

澳洲投資者注意事項

本章程補充文件並不構成澳利大亞聯邦《2001年公司法》(「澳洲2001年公司法」)第6D.2部分所指的披露文件。因此，本章程補充文件及其所補充的章程不一定載列有意投資者預期將載於發售文件或作出投資決定可能所需的所有資料。本章程補充文件及章程涉及的建議乃於澳洲根據澳大利亞證券及投資事務監察委員會於2007年7月頒布的Class Order 00/183作出。本章程補充文件及其所補充的章程僅構成在澳洲向於有關

記錄日期記錄為股份持有人的人士，提出出售未繳股款供股股份及繳足股款供股股份的建議。

由章程補充文件所指任何發行未繳股款供股股份及繳足股款供股股份的建議將未有根據第6D.2部分作出披露下提出，故於出售後12個月內於澳洲提呈該等未繳股款供股股份及繳足股款供股股份轉售，或根據澳洲2001年公司法第707(3)條，須在澳洲2001年公司法第708條的豁免條文概不適用於該轉售的情況下，根據第6D.2部分向投資者作出披露，猶如ASIC Class Order 00/214並不適用。

本章程補充文件及章程僅擬提供一般資料，乃本公司在並無考慮任何特定人士的目標、財政狀況或需要下編製。收件人在依據此資料行事前，應考慮此資料是否適合其個人目標、財政狀況或需要。在作出任何決定接納未繳股款供股股份及繳足股款供股股份的建議前，收件人應審閱及考慮章程補充文件的內容，並取得切合其情況的財務意見（或其他適當的專業意見）。本文件乃根據境外市場（即香港）之法律及營運規則編製。本公司無須遵守澳洲2001年公司法之持續披露規定。

巴西投資者注意事項

供股並不構成巴西的公開發售。本文件並無向巴西證券委員會存檔或登記。供股股份（未繳股款或繳足股款）將不會於巴西公開買賣。

加拿大投資者注意事項

未繳股款供股股份及繳足股款供股股份均不可直接或間接在加拿大任何省或地區或為加拿大任何省或地區之任何居民的利益而派發，除非獲豁免將章程或權利要約章程送交加拿大任何省或地區之監管機構的規定，則作別論。

法國投資者注意事項

根據指令2003/71/EC第3.2.b條（內容有關向公眾人士提呈證券或獲准買賣時刊發之章程）、法國貨幣及金融法第L.411-2條及該法第D.411-4條，任何要約如只提呈限定的投資者而數目少於一百名法國投資者，則不構成該法第L.411-1條所指的公開發售。

為符合Autorité des Marchés Financiers (AMF)一般規例第211-3條，本公司因此通知參與供股的投資者：

1. 供股無須將章程提交AMF批准；

2. 法國貨幣及金融法第L.411-2條第II部第2點所述之人士或實體可僅為本身之賬戶參與供股，誠如法國貨幣及金融法第D. 411-1、D. 411-2、D. 734-1、D. 744-1、D. 754-1及D. 764-1條所規定；

3. 所收購之金融工具（包括（但不限於）本公司之供股股份及股份）不可直接或間接向公眾人士分發，惟根據法國貨幣及金融法第L. 411-1、L. 411-2、L. 412-1及L. 621-8至L. 621-8-3條除外。

愛爾蘭投資者注意事項

本章程補充文件及其中所載資料之編製僅擬供本公司寄發之有限數目愛爾蘭現有股份持有人在愛爾蘭使用。其不可複製、轉發或轉予任何其他愛爾蘭人士或整份或部分在愛爾蘭刊發作任何其他用途。本文件所載或認為因其或基於其而出現之任何證券要約的對象少於100名愛爾蘭人，因此無須根據《2005年愛爾蘭章程（指令2003/71/EC）規例》（愛爾蘭章程規例）刊發章程。

因此，章程補充文件並非根據指令2003/71/EC、《愛爾蘭章程規例》或該指令或愛爾蘭法律下的任何措施而編製。此外，本文件未經任何歐盟成員國之任何監管當局審閱。

馬來西亞投資者注意事項

本章程補充文件並無亦不會根據Capital Markets and Services Act 2007（「CMSA」）向馬來西亞證券委員會（「馬證委」）登記為章程。然而，本章程補充文件（連同其所補充之章程）將於本章程補充文件刊發後7日內存入馬證委作為資料備忘錄。因此，本章程補充文件及任何其他與未繳股款供股股份及繳足股款供股股份的發行或出售建議或購入邀請有關的文件或資料不得向馬來西亞任何人士傳閱或派發，而未繳股款供股股份及繳足股款供股股份亦不得直接或間接向馬來西亞任何人士提供、提呈認購或作為購入邀請的對象，惟根據供股（或其他獲豁免活動除外）。

本公司並無尋求馬證委批准，因此，未繳股款供股股份及繳足股款供股股份不得直接或間接向馬來西亞任何人士提供或提呈購入，亦不得向馬來西亞任何人士直接或

間接作出任何購入未繳股款供股股份及繳足股款供股股份的邀請，除非該發行、建議或邀請根據CMSA附表5獲豁免馬證委批准的規定。

馬爾他投資者注意事項

本章程補充文件之內容並非為邀請或吸引人士認購或另外收購工具，因此，本文件並不屬於馬爾他《投資服務法》內所界定「投資廣告」一詞之範圍內。

葡萄牙投資者注意事項

並無亦將不會就未繳股款供股股份或繳足股款供股股份在葡萄牙註冊、批准或送入章程，因此，在根據葡萄牙《證券法》會構成向公眾人士提呈證券之情況下，未繳股款供股股份或繳足股款供股股份不可亦不可致使其在葡萄牙提呈、推廣或分發，此外，本章程補充文件不可亦不可致使其向葡萄牙居民投資者派發、散佈或給予。

中國投資者注意事項

倘居於中國的股東及／或任何其他中國居民(包括個人及公司)欲投資於任何未繳股款供股股份及繳足股款供股股份，則其有責任遵守中國有關法例。本公司將不會負責核實該股東及／或居民的中國法律資格，因此，倘本公司因任何有關股東及／或居民未有遵守中國有關法例而蒙受任何損失及損害，該股東及／或其他居民須負責就此向本公司作出賠償。

倘本公司絕對酌情認為向任何有關股東及／或其他居民發行未繳股款供股股份及繳足股款供股股份不符合中國有關法例，則本公司無義務向彼等發行未繳股款供股股份及繳足股款供股股份。

新加坡投資者注意事項

本章程補充文件並無向新加坡金融管理局登記為章程。因此，本章程補充文件及任何其他與(A)供股股份的建議或出售或認購或購買邀請有關的文件或資料不得傳閱或派發，而供股股份亦不得直接或間接向新加坡人士提呈或出售或作為認購或購入邀請的對象，惟(i)向股份現有持有人或(ii)根據新加坡法例第289章《證券及期貨法》(「證券及期貨法」)第XIII部第I節第(4)分節之任何條文的豁免條例進行者，則另作別論。

南非投資者注意事項

為遵守南非法例，寄發予登記地址位於南非的合資格股東的暫定配額通知書不得轉讓。登記地址位於南非的合資格股東應注意，彼等如欲接納其配額，則可能須取得南非外匯管制機構的批准。有關人士應諮詢其專業顧問，以瞭解有關彼等接納其權利是否需取得任何政府或其他方面的同意或遵守任何其他手續。

西班牙投資者注意事項

根據證券市場法案第24/1988號(七月二十八日)(經修訂)第30條，供股並不構成在西班牙進行公開發售，因此，概不會就此將任何章程在西班牙證券市場委員會註冊。根據上文所述，未繳股款供股股份或繳足股款供股股份不可公開發售、出售或交付，而本公司或代表其的任何人亦不可在西班牙王國派發有關供股或未繳股款供股股份或繳足股款供股股份之任何章程或任何其他要約或宣傳資料，惟符合西班牙法律及規例者除外。

台灣投資者注意事項

為遵守台灣法例，寄發予登記地址位於台灣的合資格股東的暫定配額通知書不得轉讓。未繳股款供股股份及繳足股款供股股份並無亦不會根據台灣有關證券法例及規例向台灣金融監督管理委員會(「金管會」)登記，而倘任何有關建議或出售將構成台灣《證券交易法》所界定的建議，且須向金管會登記或報告，亦不得於台灣提呈或出售。概無台灣個人或實體已獲批准於台灣提呈或出售未繳股款供股股份及繳足股款供股股份，或以其他方式就未繳股款供股股份及繳足股款供股股份的建議或出售提供意見。

英國投資者注意事項

補充文件及章程文件在英國只可提供予，亦只會發給以下人士：(a)如屬投資方面事宜擁有專業經驗者及如屬《2005年《2000年金融服務與市場法》(金融推廣)令》(經修訂)(「**金融推廣令**」)第19(5)條所指明之投資專業人員；(b)如屬《金融推廣令》第49(2)(a)至(d)條所指的人(「高淨值公司、非法團組織等」)；或(c)可另行合法向其派發補充文件及章程文件者(所有該等人士連同「合資格投資者」(定義見指令2003/71/EC)統稱為「**有關人士**」)。在英國，並非有關人士者不得就章程補充文件及其內容行事或依賴其。在英國，章程補充文件有關之投資或投資活動只適用於有關人士，亦只會與有關人士進行。本章程補充文件獲豁免有關邀請或促使進行投資活動之通訊的一般限制，因此未經獲授權人士批准(如《2000年金融服務與市場法》第21條所規定)。本章程補充文件有關之任何投資只適用於有關人士(而其有關之任何投資活動亦只會與有關人士進行)。

位於英國而並非有關人士者於收到本章程補充文件(或任何其他章程補充文件)後不應採取任何行動。倘若在英國收取本章程補充文件(或任何其他章程補充文件), 閣下將被視為向本公司保證, 閣下屬於上述類別人士。

美國投資者注意事項

本章程補充文件不得以電子或其他方式向美國以內的人傳閱、派發、轉交、交付或轉發,美國以內任何人亦不得依賴其作為任何投資決定的基礎或作任何其他用途,惟下文所規定者除外。

此等資料並不構成在美國購買或認購證券之任何要約或招攬或為其一部分。未繳股款供股股份及繳足股款供股股份並無(亦將不會)根據美國《1933年證券法》或美國任何州或其他司法管轄區之證券法律註冊,亦不可在美國直接或間接提呈、發售、接納、行使、轉售、放棄、轉讓或交付,除非獲得有關美國《1933年證券法》註冊規定的適用豁免,及符合美國任何州或其他司法管轄區之適用證券法律。未繳股款供股股份及繳足股款供股股份、本章程補充文件、撤回申請表格、章程、暫定配額通知書及額外申請表格未經美國證券及交易委員會、美國任何州之證券委員會或任何美國監管當局批准或不批准,任何上述有關當局亦並無通過或同意提呈未繳股款供股股份及繳足股款供股股份、章程補充文件之可取之處或本章程補充文件或任何其他章程補充文件之準確性或足夠性。該等證券將不會在美國公開發售。未繳股款供股股份及繳足股款供股股份(1)依據《證券法》規例S在離岸交易中提呈及出售,及(2)在美國可依賴《證券法》第4(2)條之註冊規定豁免,在豁免《證券法》之註冊規定的交易中,向本公司合理相信為《證券法》規則144A所指的「合資格機構買家」,並向本公司提供章程附錄四所載形式之已簽署投資者聲明書者提呈及出售。

在美國以外提呈之供股股份乃依據《證券法》規例S提呈。在美國以外之提呈及出售供股股份之每名買方或認購人將被視為已聲明及同意(其中包括)買方或認購人在符合《證券法》規例S規定之離岸交易中收購供股股份。

此外,直至章程補充文件寄發日期40日後,在美國由經紀/買賣商(不論是否參與供股)提呈、出售或轉讓可能違反《證券法》之註冊規定。

新罕布什爾州投資者注意事項

並無根據新罕布什爾州經修訂法例第421-B章(「RSA 421-B」)將註冊聲明或特許申請在新罕布什爾州存檔之事實，以及已在新罕布什爾州有效註冊證券或有人獲特許之事實，均不構成新罕布什爾州秘書任何根據RSA 421-B存檔之文件為真實、完整及並無誤導成分的結果。任何有關事實以及證券或交易可獲豁免或除外之事實，均不表示州秘書已以任何形式通過任何人、證券或交易之可取之處或資格，或推薦或批准。向任何潛在買方、顧問或客戶作出或致使作出與本段規定不一致之任何陳述均屬違法。

判決的強制執行

本公司為一家在百慕達註冊成立之公眾公司。大部分董事會成員及大部分本公司僱員均為美國以外國家之公民或居民。有關人士之大部分資產及本公司之所有或幾乎所有資產均位於美國以外。因此，投資者未必可在美國以內向有關人士或本公司送達法律程序文件，或強制執行在美國法院取得的判決，包括根據美國或美國以內任何州或地區之證券法律就民事法律責任所作出的判決。此外，在百慕達，強制執行根據美國聯邦證券法律或美國法庭判決的原法律行動或強制執行之法律行動(包括根據美國證券法律之民事法律責任條文所作出之判決)存在很大疑問。

前瞻性陳述

除過去事實的陳述外，本章程補充文件內之所有陳述均為前瞻性陳述。在部分情況下，前瞻性陳述可能以「可」、「可能」、「或會」、「會」、「將會」、「預期」、「擬」、「估計」、「預計」、「相信」、「計劃」、「尋求」、「繼續」、「說明」、「預測」或類似字眼或其相反顯示。本章程補充文件內之前瞻性陳述包括(但不限於)有關本集團業務策略、產品提供、市場狀況、競爭、財務前景、表現、流動狀況及資金資源之陳述，以及本集團經營之有關行業及市場趨勢、技術更新、財務及經濟發展、法律及規管變動及其詮釋及執行之陳述。

本章程補充文件內之前瞻性陳述乃基於管理層目前對未來事項之預期。管理層目前之預期反映有關本集團策略、經營、行業、信貸及其他財金融市場之發展及貿易環境的多項假設。基於其性質，其存在已知及未知之風險及不明朗因素，以致實際結果

及未來事項與前瞻性陳述所隱含或明示者有重大分別。倘若一項或多項風險或不明朗因素出現，或倘若前瞻性陳述之任何相關假設證實不正確，則本集團之實際業績可能與前瞻性陳述所隱含或明示者有重大分別。本集團不知道或本集團目前認為不重大的其他風險，可能導致本章程補充文件或章程內所述事項及趨勢不出現，及估計、説明及財務表現預測不實現。

有意投資者應注意，本章程補充文件內所載之前瞻性陳述僅以本章程補充文件刊發日期而言，而章程內所載之前瞻性陳述則僅以章程刊發日期而言。除適用法律規定外，本集團並無承諾因新資訊、未來事項或其他事項而修訂本章程補充文件內任何前瞻性陳述的任何責任，並明確表示不負有關責任。

目　錄

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除文義另有所指外，於本章程補充文件內所採用之詞彙與章程內所界定者具有相同涵義。

此外，於本章程補充文件內，除文義另有所指外，下列詞彙具有以下涵義：

「FPHC」	指	First Philippine Holdings Corporation，一間由Lopez集團控制的菲律賓公司；
「最後撤回時間」	指	二零零九年十一月二十四日(星期二)下午四時三十分，即於本章程補充文件日期或以前接納其供股股份暫定配額及／或申請額外供股股份的股東可以將填妥之撤回申請表格交回登記處之方式撤回有關(全部或部分)接納或申請的最後日期及時間；
「Meralco」	指	Manila Electric Company，一家菲律賓公司，其股份於菲律賓證券交易所上市；
「MPIC」	指	Metro Pacific Investments Corporation，本公司一家菲律賓聯屬公司；
「補充文件」	指	本章程補充文件及撤回申請表格之統稱；
「章程補充文件」	指	經補充文件補充之章程文件；
「合約細則」	指	MPIC與FPHC於二零零九年十一月五日訂立之合約細則(乃表明具有法律約束力)，內容有關(其中包括)向MPIC授予期權，以收購Meralco之額外權益；及
「撤回申請表格」	指	於本章程補充文件日期或以前接納其供股股份暫定配額及／或申請額外供股股份的股東可用以於最後撤回時間前行使其權利以撤回彼等就未繳股款供股股份所作出的全部或部分接納及／或彼等就額外供股股份所作出之全部或部分申請之表格。

於本章程補充文件內，除另有指明外，所引述貨幣價值的換算為概約數值，匯率為1.00美元兑48.00披索兑7.75港元。百分比及所顯示的數額均已約整。

於本章程補充文件內，除文義另有所指外，凡指單數的字亦指眾數，反之亦然，而凡指一個性別亦指另一性別及不屬於男性或女性者。

MPIC訂立合約細則

章程文件(包括暫定配額通知書及額外申請表格)已經於二零零九年十一月五日寄發予合資格股東。本公司亦已經於二零零九年十一月五日在切實可行範圍內寄發章程(不包括暫定配額通知書或額外申請表格)予英國之不合資格股東(僅供參照)及寄發加拿大發售備忘錄予加拿大之不合資格股東(亦不包括暫定配額通知書或額外申請表格)。章程第40頁「最近發展」一節載有以下披露：

「最近發展

誠如該公告內所述，本公司之菲律賓聯屬公司MPIC先前稱，有意尋求將其於Manila Electric Company (「Meralco」)之股權增加至不少於20%權益，並正與多方進行商討，從而達到該目標。本集團及其菲律賓聯屬及聯營公司目前持有Meralco合共約34.7%股權，其中PLDT之附屬公司Pilipino Telephone Corporation (「Piltel」)目前持有約20%股權，而MPIC則持有約14.7%股權。

自該公告日期以來，MPIC與First Philippine Holdings Corporation (「FPHC」)(一間由Lopez集團控制的菲律賓公司，持有Meralco約13.4%權益)一直積極商討有關MPIC再增持Meralco約6.7%權益之若干安排。然而，於二零零九年十月三十日，MPIC接獲FPHC通知，指FPHC收到一個包括Henry Sy Jr.先生之集團的競爭建議，指其欲購買FPHC於Meralco所持有之全部約13.4%權益。MPIC相信，競爭建議之建議收購價為每股Meralco股份300披索(相等於約6.3美元或48.4港元)。MPIC在現階段並無有關競爭建議有關所需資金如何籌集之資料，而MPIC與FPHC之間的商討則仍然繼續，以釐清潛在競爭建議對MPIC之建議安排的影響，並確定MPIC之建議安排會否繼續進行。

有關FPHC將其於Meralco之權益出售予MPIC或Piltel以外任何人士的任何建議，MPIC及Piltel均因Lopez集團與MPIC及Piltel收購彼等各自於Meralco之權益的人士於二零零九年三月十二日訂立之協議而享有若干優先放棄權及跟隨權(有關權利已經於MPIC及Piltel收購Meralco權益時轉讓予彼等)的利益。

截至本章程日期為止，尚未就MPIC增加其於Meralco之權益簽立任何協議；亦尚未決定何時可能會簽立有關協議，或在FPHC可能將於Meralco之權益出售予其他競投人或任何其他人的情況下是否行使上文所述有關協議內MPIC或Piltel之優先放棄權及／或跟隨權。本公司將會在適當情況下另行刊發公告，向股東提供有關事宜之任何重大發展。」

於二零零九年十一月五日，MPIC與FPHC訂立合約細則，內容有關(其中包括)FPHC向MPIC授予期權，MPIC可據此收購Meralco之額外權益。合約細則乃表明具有法律約束力，而按照上市規則，根據合約細則所擬進行之交易構成本公司一項須予披露之交易，並屬股價敏感性質。根據合約細則所擬進行之交易的詳情在本章程補充文件下文「董事會補充函件」一節內概述。

本公司股份暫定買賣及有關供股之預期時間表

由於MPIC訂立合約細則，因此，上述章程「最近發展」一節內之披露須更新及修訂，並須根據上市規則第11.13條之規定刊發本章程補充文件。本章程補充文件須(亦已經)送交香港公司註冊處處長註冊，並將於刊發本章程補充文件時或其後在合理切實可行情況下儘快送交百慕達公司註冊處處長存檔。為符合公司條例附表二十之規定，股份已經暫停在聯交所買賣，以待將本章程補充文件送交香港公司註冊處處長註冊以及本公司就MPIC訂立合約細則刊發公告。由於股份暫停在聯交所買賣，因此，未繳股款權利並無在本章程補充文件日期前在聯交所買賣。

由於須刊發本章程補充文件及股份於期間暫停在聯交所買賣，因此，章程第10頁至第11頁所載有關供股之預期時間表已經修訂。有關供股之經修訂預期時間表載於本章程補充文件第15頁至第16頁。

撤回權

有鑑於有關MPIC訂立合約細則之重大新資料，本公司現向於本章程補充文件日期前接納暫定配發予彼等之供股股份或申請額外供股股份的該等股東授予權利撤回彼等各自就供股股份所作出的全部或部分接納及／或就額外供股股份所作出之全部或部分申請。本章程補充文件隨附行使上述撤回權適用之撤回申請表格。有關行使撤回權之手續載於本章程補充文件第30頁至第32頁。

給予居於指明地區的實益擁有人(包括居於指明地區且透過中央結算系統持有其股份之實益擁有人)之額外資料

本章程補充文件亦載有給予居於指明地區的實益擁有人(包括居於指明地區且透過中央結算系統持有其股份之實益擁有人)，有關原可供彼等接納之供股股份將如何處理之若干額外資料(其構成對章程所提供資料之修改)。

誠如章程第18頁所載，有關原可供不合資格股東接納之供股股份，如在扣除開支後可獲得溢價，則本公司將會作出安排，於未繳股款供股股份買賣期間之最後三個交易日任何一日或多日，以未繳股款方式在市場上出售。有關出售所得款項（於扣除有關開支後），本公司將根據彼等於記錄日期下午五時正之持股量按比例支付予不合資格股東，惟有關100港元或不足100港元（或其等值）之個別款項將由本公司保留。不合資格股東之任何未售配額有關的任何供股股份，將可供合資格股東以額外申請表格額外申請。

章程第18頁所述及上文所概述之安排將適用於在記錄日期下午五時正名列本公司股東登記冊且當時在本公司股東登記冊所示地址位於任何指明地區（即美國、英國及加拿大）之該等股東，除非股東符合章程「指明地區內或許可接納其於供股中之權利的有限類別人士」一節內之有關規定（於本文稱為「有關規定」），而本公司亦感到滿意，則作別論。該等安排亦適用於持有股份實益權益、有關股份以登記擁有人之名義登記，且登記擁有人於記錄日期下午五時正在本公司股東登記冊所示之地址位於任何指明地區的實益擁有人，除非登記擁有人符合有關規定，而本公司亦感到滿意，則作別論。

然而，章程第18頁所述及上文所概述之安排將不適用於居於指明地區、未以本公司感到滿意之方式符合有關規定，及透過登記擁有人持有其股份權益而登記擁有人於記錄日期下午五時正在本公司股東登記冊所示之地址並非位於其中一個指明地區的實益擁有人。有關實益擁有人在本文內稱為「不合資格實益擁有人」，並可能包括透過中央結算系統持有股份權益（其股份在本公司之股東登記冊以香港中央結算（代理人）有限公司（一家在香港註冊成立之公司）之名義登記）之有關實益擁有人。本公司無法將有關不合資格實益擁有人包括在有關安排內之理由為，本公司並無有關不合資格實益擁有人之所需資料，就該等實益擁有人就供股而言乃合資格股東或不合資格股東作出單方面決定。

代替章程第18頁所述及上文所概述之安排，原可供該等不合資格實益擁有人接納之未繳股款供股股份將不會在市場上出售，而有關不合資格實益擁有人亦將不會收到任何有關出售之所得款項。敬請所有不合資格實益擁有人就彼等能否（考慮到彼等本身個別之情況（包括彼等居住之有關司法管轄區的法律及規例））在市場上出售彼等之未繳股款供股股份，尋求彼等本身之法律意見。不合資格股東未有在市場上出售之任何有關未繳股款供股股份將可供合資格股東以額外申請表格作出額外申請。

供股之經修訂預期時間表載列如下：

	二零零九年
記錄日期之參考時間	十一月四日(星期三)下午五時正
股份恢復在聯交所買賣	十一月十日(星期二)下午二時三十分
寄發章程補充文件	十一月十日(星期二)
買賣未繳股款供股股份之首日	十一月十二日(星期四)
(1)本公司以章程附錄四內所載之形式收到身為合資格機構買家之美國人的聲明書，(2)身為有關人士之英國人聯絡本公司，通知本公司其符合資格接納根據供股提呈之供股股份，及(3)屬NI 45-106所界定之「合格投資者」或NI 31-103所界定之「認許客戶」之加拿大人聯絡本公司，通知本公司其符合資格接納根據供股提呈之供股股份的最後時間	十一月十六日(星期一)下午一時正
分拆未繳股款之供股股份之最後時間	十一月十六日(星期一)下午四時三十分
買賣未繳股款之供股股份之最後日期	十一月十九日(星期四)
最後撤回時間	十一月二十四日(星期二)下午四時三十分
接納供股股份及付款以及申請額外供股股份及付款之最後時間	十一月二十四日(星期二)下午四時三十分
預期供股及包銷協議成為無條件	十一月二十七日(星期五)下午四時三十分
刊發有關供股接納及額外申請結果之公告	十二月一日(星期二)
寄發全部或部分不成功額外申請之退款支票及不合資格股東之支票(如有)	十二月二日(星期三)

	二零零九年
寄發供股股份之股票	十二月二日(星期三)
買賣繳足股款供股股份之首日	十二月四日(星期五)

附註：

(i) **經修訂預期時間表內所有日期及時間均分別指香港日期及香港時間。**

(ii) 本章程補充文件所列日期或限期僅供參考，本公司與包銷商或會協議押後或更改。時間表如有任何變更，會向股東及聯交所發出適當的公告或通知。

惡劣天氣對接納供股股份之最後時間的影響

倘若8號或以上熱帶氣旋警告信號，或「黑色」暴雨警告信號：

(a) 於二零零九年十一月二十四日(星期二)中午十二時正前之任何本地時間在香港生效，並於二零零九年十一月二十四日(星期二)中午十二時正後不再生效。在該等情況下，接納供股股份及付款之最後時間以及最後撤回時間均將延至同一個營業日下午五時正；或

(b) 於二零零九年十一月二十四日(星期二)中午十二時正至下午四時三十分之間任何本地時間在香港生效。在該等情況下，接納供股股份及付款之最後時間以及最後撤回時間均將會重新定於下一個營業日下午四時三十分，而該營業日上午九時正至下午四時三十分之間之任何時間並無該等警告信號生效，

接納供股股份及付款之最後時間將不會如上文所示。

倘若接納供股股份及付款之最後時間並非二零零九年十一月二十四日(星期二)，則本節內「經修訂預期時間表」所述之有關日期可能會受到影響。在該情況下，本公司將另行刊發公告。

經修訂預期時間表及章程文件內所述日期及時間的解釋

上文所載之經修訂預期時間表乃取代及代替章程第10頁至第11頁所載有關供股之預期時間表。

供股時間表內發生事項在有關供股之原預期時間表(載於章程第10頁至第11頁)內所指明及在章程、暫定配額通知書及／或額外申請表格中任何文件出現之各預期日期，每次出現均謹此由有關發生事項在上文經修訂預期時間表內所指明的新預期日期代替；而章程、暫定配額通知書及額外申請表格此後均須據此理解。



FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)
網址：http://www.firstpacific.com
(股份代號：00142)

主席：
林逢生

執行董事：
彭澤仁*(常務董事兼行政總監)*
唐勵治
黎高臣

非執行董事：
Albert F. del Rosario大使
林文鏡
林宏修
Ibrahim Risjad
謝宗宣
Napoleon L. Nazareno

獨立非執行董事：
Graham L. Pickles
陳坤耀教授，*金紫荊星章、CBE、太平紳士*
鄧永鏘爵士，*KBE*

香港主要辦事處：
香港中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者：

章程補充文件

第一太平有限公司
供股
涉及643,387,400股供股股份，
有關認購價為每股供股股份3.40港元，
有關基準為每持有五股現有股份可獲配發一股供股股份

緒言

章程、暫定配額通知書及額外申請表格已經於二零零九年十一月五日寄發予合資格股東。本公司亦已經於二零零九年十一月五日在切實可行範圍內寄發章程（不包括

暫定配額通知書或額外申請表格)予英國之不合資格股東(僅供參照)及寄發加拿大發售備忘錄予加拿大之不合資格股東(亦不包括暫定配額通知書或額外申請表格)。章程(在第40頁「最近發展」一節)載有披露,討論建議由MPIC收購Meralco之額外權益。

於二零零九年十一月五日,MPIC與FPHC訂立合約細則,內容有關(其中包括)FPHC向MPIC授予期權,MPIC可據此收購Meralco之額外權益。合約細則乃表明具有法律約束力,而按照上市規則,根據合約細則所擬進行之交易構成本公司一項須予披露之交易,並屬股價敏感性質。

由於MPIC訂立合約細則,因此,章程第40頁「最近發展」一節內之披露須更新及修訂。

本公司根據公司條例附表二十第2部第1(a)(i)節及上市規則第11.13條刊發本章程補充文件。本章程補充文件旨在補充章程資料,並須與其一併閱讀。章程及本章程補充文件由即日起至二零零九年十一月二十四日(星期二)(即接納供股股份及付款以及申請額外供股股份及付款之經修訂預期最後時間,亦為行使本文所述撤回權之最後時間)止在本章程補充文件第39頁所載之地址可供查閱。章程及本章程補充文件亦可在聯交所之網站www.hkex.com.hk及本公司之網站www.firstpacific.com閱覽。

有關章程內「最近發展」一節之重大新資料

章程第40頁「最近發展」一節載有以下披露:

「誠如該公告內所述,本公司之菲律賓聯屬公司MPIC先前稱,有意尋求將其於Manila Electric Company(「Meralco」)之股權增加至不少於20%權益,並正與多方進行商討,從而達到該目標。本集團及其菲律賓聯屬及聯營公司目前持有Meralco合共約34.7%股權,其中PLDT之附屬公司Pilipino Telephone Corporation(「Piltel」)目前持有約20%股權,而MPIC則持有約14.7%股權。

自該公告日期以來,MPIC與First Philippine Holdings Corporation(「FPHC」)(一間由Lopez集團控制的菲律賓公司,持有Meralco約13.4%權益)一直積極商討有關MPIC再增持Meralco約6.7%權益之若干安排。然而,於二零零九年十月三十日,MPIC接獲FPHC通知,指FPHC收到一個包括Henry Sy Jr.先生之集團的競爭建議,指其欲購買FPHC於Meralco所持有之全部約13.4%權益。MPIC相信,競爭建議之建議收購價為每股Meralco股份300披索(相等於約6.3美元或48.4港元)。MPIC在現階段並無有關競爭建議

有關所需資金如何籌集之資料，而MPIC與FPHC之間的商討則仍然繼續，以釐清潛在競爭建議對MPIC之建議安排的影響，並確定MPIC之建議安排會否繼續進行。

有關FPHC將其於Meralco之權益出售予MPIC或Piltel以外任何人士的任何建議，MPIC及Piltel均因Lopez集團與MPIC及Piltel收購彼等各自於Meralco之權益的人士於二零零九年三月十二日訂立之協議而享有若干優先放棄權及跟隨權（有關權利已經於MPIC及Piltel收購Meralco權益時轉讓予彼等）的利益。

截至本章程日期為止，尚未就MPIC增加其於Meralco之權益簽立任何協議；亦尚未決定何時可能會簽立有關協議，或在FPHC可能將於Meralco之權益出售予其他競投人或任何其他人的情況下是否行使上文所述有關協議內MPIC或Piltel之優先放棄權及／或跟隨權。本公司將會在適當情況下另行刊發公告，向股東提供有關事宜之任何重大發展。」

誠如上文所述，於二零零九年十一月五日，MPIC與FPHC訂立合約細則，內容有關（其中包括）FPHC向MPIC授予期權，MPIC可據此收購Meralco之額外權益。根據上市規則，本公司將就此刊發之公告全文載列如下（惟可於有關公告刊發前對其作出任何不重大之修訂）：

「須予披露之交易

合約細則

本公司欣然宣佈，於二零零九年十一月五日，MPIC與FPHC訂立合約細則，內容有關（其中包括）：

(1) MPIC向FPHC或其指定之全資擁有附屬公司提供為數約112億披索（相等於約2.333億美元或約18.083億港元）之貸款；及

(2) FPHC同意向MPIC授予認購期權，認購期權乃有關FPHC所擁有約74,700,000股Meralco普通股（相當於Meralco之現有已發行普通股總額約6.7%）（「標的股份」）。

貸款及認購期權之主要條款在本公告下文概述。

合約細則乃表明具有法律約束力及可強制執行，然而合約細則內提及，有關各方將絕對真誠地盡力在適當時候簽署適當文件。

合約細則亦提及將於MPIC向FPHC提供貸款後對就Meralco而訂立之現有投資及合作協議作出若干修訂，投資及合作協議乃由(其中包括)FPHC與Piltel訂立。其主要修訂亦在本公告下文概述。

上市規則之含義

根據上市規則，提供貸款屬由MPIC為FPHC提供財務資助。有關貸款之一個或多個適用百分比率超過5%但所有適用百分比率均少於25%。因此根據上市規則，MPIC為FPHC提供之貸款構成本公司一項須予披露之交易。

根據估計期權金計算，以及當與先前本集團於過去十二個月內購買Meralco股份之金額合併計算，FPHC同意向MPIC授予認購期權有關之一個或多個適用百分比率超過5%但所有適用百分比率均少於25%。因此，FPHC同意向MPIC授予認購期權構成本公司一項須予披露之交易。

目前預計，MPIC行使任何認購期權根據上市規則之分類將有待授予認購期權時左右方可釐定，屆時將會刊發適當公告。本公司將會就MPIC建議行使任何認購期權時遵從上市規則之適用規定。

對供股之影響

在其於二零零九年十月十五日刊發之供股公告內，本公司宣佈建議以供股方式發行不少於643,387,400股供股股份及不多於672,007,400供股股份。誠如供股公告內所載之預期時間表所提及，本公司就供股所刊發之章程文件(即章程、暫定配額通知書及額外申請表格)已經於二零零九年十一月五日寄發予本公司之股東。

由於MPIC訂立合約細則，本公司已根據上市規則第11.13條就供股刊發章程補充文件，並於二零零九年十一月十日送交香港公司註冊處處處註冊，並將於刊發章程補充文件時或其後在合理切實可行情況下儘快送交百慕達公司註冊處處長存檔。

有鑑於有關MPIC訂立合約細則之重大新資料，本公司現向於本章程補充文件日期或以前接納根據供股暫定配發予彼等之供股股份或申請額外供股股份的該等股東授予權利撤回彼等各自就供股股份所作出的全部或部分接納及／或就額外供股股份所作出之全部或部分申請。有關撤回權及行使撤回權之手續的詳情，載於章程補充文件及章程補充文件隨附用以行使撤回權之撤回申請表格。

章程補充文件及撤回申請表格於二零零九年十一月十日寄發予股東。章程及章程補充文件亦可於聯交所之網站www.hkex.com.hk及本公司之網站www.firstpacific.com閱覽。

章程補充文件載有供股之經修訂預期時間表，其已因本公司股份就有關MPIC訂立合約細則之公告而自願暫停買賣而延長。有關供股之經修訂預期時間表載於本公告下文。

章程補充文件須與章程一併閱讀。因此強烈建議股東就供股採取任何行動前(尤其是，就彼等各自之暫定配額通知書採取任何行動前)閱讀章程補充文件。

股份恢復買賣

應本公司的要求，本公司股份已由二零零九年十一月六日上午九時三十分起暫停在聯交所買賣，以待刊發本公告。本公司已向聯交所申請批准股份於本公告刊發後由二零零九年十一月十日下午二時三十分起恢復買賣。

引言

謹請參閱第一太平有限公司(「本公司」)於二零零九年三月十三日刊發之公告(「三月公告」)、於二零零九年七月二十日刊發之公告(「七月公告」)，以及於二零零九年十月五日刊發之公告(「十月公告」)，內容有關Metro Pacific Investments Corporation(「MPIC」)收購Manila Electric Company(「Meralco」)之權益。

本公司欣然宣佈，於二零零九年十一月五日，MPIC已與First Philippine Holdings Corporation(「FPHC」)訂立合約細則(「合約細則」)，內容有關(其中包括)：

(1) MPIC向FPHC或其指定之全資擁有附屬公司提供貸款，為數約112億披索(相等於約2.333億美元或約18.083億港元)(「貸款」)；及

(2) FPHC同意向MPIC授予認購期權，認購期權乃有關FPHC所擁有約74,700,000股Meralco普通股(相當於Meralco之現有已發行普通股總額約6.7%)(「標的股份」)(「認購期權」)。

合約細則乃表明具有法律約束力及可強制執行，然而合約細則內提及，有關各方將絕對真誠地盡力在適當時候簽署適當文件。

以各董事所知所信，並經過所有合理查詢，FPHC、First Gen Corporation、FGH Cayman及First Philippine Utilities Corporation（各自均於本公告下文提述）以及彼等各自之最終實益擁有人，均是本公司及本公司的關連人士以外的獨立第三者。

(1) 貸款

根據合約細則，MPIC須以承兑票據（「票據」）證明向FPHC或其指定之全資附屬公司提供為數約112億披索（相等於約2.333億美元或約18.083億港元）之貸款。預計貸款將會待簽立及交付該票據及質押後於二零零九年十一月十三日左右由MPIC提供及由FPHC提取。根據合約細則指明，貸款及票據之其他主要條款載列如下：

利息	:	票據將按每年5厘之利率，根據一年365天實際經過的日數計算利息，利息須於該票據到期時支付。
到期日	:	二零一零年三月三十一日。
抵押	:	貸款將由質押FGH Cayman所擁有之138,357,600股First Gen Corporation普通股以及First Philippine Utilities Corporation所擁有之30,093,270股Meralco普通股作為抵押（「質押」）。
不附有產權負擔	:	在貸款及票據尚未償還時，在未得到MPIC之事先書面同意前，FPHC不得將其任何資產出售、讓與、轉讓、使其附有產權負擔，或就此設立任何留置權或押記或任何抵押權益。

(2) 認購期權

根據合約細則，FPHC亦同意向MPIC授予認購期權，認購期權乃有關FPHC所擁有之標的股份。合約細則規定，FPHC須不遲於二零一零年一月十五日授予認購期權。

合約細則內列明，MPIC根據認購期權而享有之權利乃獨立於MPIC因身為貸款（見上文所述）之貸款人而可能享有之任何權利，而MPIC可全權選擇及酌情決定行使而無須考慮貸款是否有任何失責事項；然而在MPIC於貸款尚未償還時行使認購期權的情況下，MPIC可將該貸款轉讓予FPHC，作為標的股份部分購買價之付款。

根據合約細則指明，認購期權之其他主要條款載列如下：

認購期權金(「期權金」)	:	*MPIC須就授予認購期權而(以現金)向FPHC支付特定作價，有關金額乃使用布萊克－斯科爾斯模式釐定。期權金之金額將會大約於授予認購期權時釐定，本公司估計，將不會超過參考Meralco股份於認購期權授予日期之通行市場價格釐定之標的股份總值之0.5%。*
行使價	:	*每股標的股份300披索(相等於約6.25美元或約48.44港元)。行使價乃有關各方經考慮Meralco之市場價格趨勢及未來業務前景後按公平原則磋商釐定。*
行使期	:	*於認購期權授予日期起至二零一零年三月三十一日午夜期間內任何時間可予行使(「行使期」)。*
條件	:	*合約細則規定，MPIC行使認購期權前須已取得適當公司批准，包括獲得本公司股東批准(倘若香港聯合交易所有限公司證券上市規則(「上市規則」)規定)。*
將由第三者代為持有之標的股份	:	*合約細則規定，標的股份將由MPIC與FPHC雙方協議之第三者代理代為持有，以待行使認購期權。倘若認購期權並無於行使期屆滿前獲行使，則第三者代為持有的安排將會終止，而代表標的股份之股票將會退還予FPHC。*
不附有產權負擔	:	*在MPIC可行使認購期權之行使期內，FPHC不得將標的股份出售、讓與、轉讓、使其附有產權負擔，或就此設立任何留置權或押記或任何抵押權益。*

第一太平集團目前於Meralco擁有約14.7%權益，於認購期權獲行使後，其將於Meralco擁有約21.4%權益。此外，Philippine Long Distance Telephone Company（「PLDT」）之附屬公司Pilipino Telephone Corporation（「Piltel」）目前於Meralco擁有約20%股權，因此，假設Meralco之已發行股本並無任何其他變動，於行使任何認購期權前，第一太平集團及Piltel於Meralco擁有合共約34.7%權益，而倘若行使認購期權，則約為41.4%。

合約細則之其他主要條款

合約細則亦提及將於MPIC向FPHC提供貸款後對於二零零九年三月十二日就Meralco而訂立之現有投資及合作協議（「投資及合作協議」）作出若干修訂，投資及合作協議乃由（其中包括）FPHC與Piltel訂立。合約細則所提及之修訂概述如下：

1. 就（一方面）FPHC及其聯屬人士所持有之Meralco股份以及（另一方面）Piltel及MPIC所持有者（統稱為「Meralco股份」）授予優先放棄權。

2. 就彼等各自所持有之所有該等Meralco股份授予跟隨權。

3. 由投資及合作協議修訂日期開始三(3)年期間（「暫停期」）內，FPHC不得將其所擁有之任何該等Meralco股份出售、轉讓或讓與，惟(i)有關對象為MPIC或(ii)根據以下條件進行者除外：

   (a) FPHC可將其所擁有之Meralco股份出售予第三者，只要(i)有關股份(x)於二零一一年一月一日至六月三十日期間將不會超過合共五百萬(5,000,000)股，(y)於二零一一年七月一日至十二月三十一日期間將不會超過合共五百萬(5,000,000)股，及(z)於二零一二年七月一日至暫停期期終止期間將不會超過合共二千萬(20,000,000)股（「年度限額股份」），及(ii)就有關建議出售之股份，Piltel及MPIC兩者之一須擁有優先放棄權，就(x)及(y)所涉及之年度限額股份為期三十(30)日，就(z)所涉及之年度限額股份則為期九十(90)日。

   (b) 年度限額股份不得累積，以致於每年年終時仍未出售之任何年度限額股份將不可結轉至隨後一年。

   (c) 於暫停期內，MPIC可能向FPHC收購之任何標的股份不屬上述暫停限制範圍內。

4. *只要FPHC於Meralco之擁有權權益不少於Meralco全部已發行股本之5%，則Piltel、MPIC及FPHC就其股份表決時將致使Meralco董事會其中一(1)個席位分配予FPHC就此指定之董事。*

5. *誠如投資及合作協議所提及，FPHC、Piltel及MPIC(作為股東)將一同就其Meralco股份進行表決。*

6. *在不損害遵從彼等各自之受信責任的原則下，出任Meralco董事會成員之FPHC、Piltel及MPIC董事將集為一夥就提呈Meralco董事會之事宜進行表決。*

上市規則之含義

根據上市規則，提供貸款屬由MPIC向FPHC提供財務資助。有關貸款之一個或多個適用百分比率超過5%但所有適用百分比率均少於25%。因此根據上市規則，MPIC為FPHC提供之貸款構成本公司一項須予披露之交易。

根據估計期權金計算，以及當與先前本集團於過去十二個月內購買Meralco股份之金額合併計算，FPHC同意向MPIC授予認購期權有關之一個或多個適用百分比率超過5%但所有適用百分比率均少於25%。因此，FPHC同意向MPIC授予認購期權構成本公司一項須予披露之交易。

目前認為，MPIC行使任何認購期權根據上市規則之分類將有待授予認購期權時左右方可釐定，屆時將會刊發適當公告。本公司將會就MPIC建議行使任何認購期權時遵從上市規則之適用規定。

MPIC已從其菲律賓律師取得意見，其於當中之意見為，MPIC在有關意見內所載之情況下簽署及交付合約細則、該貸款及認購期權，或MPIC行使認購期權，在各情況下概不會根據菲律賓證券規例守則或其經修訂實行規則及規例觸發強制性收購建議責任。

進行建議交易之理由

MPIC訂立合約細則(當中提及(其中包括)FPHC承諾向MPIC授予認購期權)讓MPIC可收購Meralco策略性權益。

預計於收購Meralco之策略性權益後，將可與MPIC透過其分別於Manila North Tollways Corporation及Maynilad Water Services, Inc.之控制性權益於收費道路及水務業務之現有投資將可產生相輔相成效果。

本公司之董事相信，由於Meralco之業務隨著菲律賓之經濟增長而發展，因此，Meralco之價值具有優厚上升潛力；此外，本公司亦可因PLDT與Meralco之間產生的協同效應而得益。另外亦預計，Meralco與MPIC目前所擁有之其他基建資產亦會產生重大協同效應。

本公司之董事相信，於暫停期施加於FPHC之限制將可令本公司於該期間內就Meralco股份的擁有權方面提供穩定性，而不會影響到MPIC之優先購買及跟隨權。

董事之意見

本公司董事認為，上文所述合約細則所提及之交易乃經一般商業條款並經訂約各方透過公平協商後訂立。本公司董事亦認為該等交易之條款屬公平合理且符合本公司股東之整體利益。

一般事項

本公司為一家建基於香港的投資及管理公司，業務位於亞洲。本公司業務以經營電訊、基建、消費性食品及天然資源為主。

MPIC為一家菲律賓公司，因本公司一間聯屬公司之股本權益關係而組成本集團其中一部分。MPIC股份於菲律賓證券交易所(「菲律賓交易所」)上市。本集團目前持有MPIC約54.1%之應佔經濟權益。MPIC為在菲律賓之旗艦基建公司，持有水務、收費道路、供電、健康護理企業以及港口業務。

FPHC之主要業務分部為菲律賓之發電、道路及收費道路營運、建造及銷售商品，以及房地產業務。First Philippine Utilities Corporation為FPHC之全資擁有附屬公司。

First Gen Corporation及其附屬公司在菲律賓從事發電業務。於合約細則訂立日期，FGH Cayman為138,357,600股First Gen Corporation普通股之持有人。

Meralco為一家菲律賓公司，其股份於菲律賓交易所上市。其為菲律賓最大之供電商，服務範圍佔地9,337平方千米，而菲律賓總人口中約有四分之一居住在上述範圍。其客戶基礎約為四百五十萬戶，包括商業、工業及住宅用戶。除供電外，Meralco亦從事若干相關業務，包括經營超過1,000千米之光纖網絡，並提供上網專線連接、都會以太網連接及災難恢復交通服務。

Meralco於二零零九年六月三十日之資產淨值為547.19億披索(相等於約11.369億美元或約88.678億港元)，而Meralco於截至二零零八年十二月三十一日止財政年度之除稅

及非經常項目前後之純利分別為52.00億披索（相等於約1.164億美元或約9.078億港元）及28.00億披索（相等於約6.27千萬美元或約4.888億港元），Meralco於截至二零零七年十二月三十一日止財政年度之除稅及非經常項目前後之純利則分別為60.93億披索（相等於約1.329億美元或約10.363億港元）及37.59億披索（相等於約8.20千萬美元或約6.393億港元）。

對供股之影響

在其於二零零九年十月十五日刊發之公告（「供股公告」）內，本公司宣佈建議以供股方式發行不少於643,387,400股供股股份及不多於672,007,400供股股份（「供股」）。誠如供股公告內所載之預期時間表所提及，本公司就供股所刊發之章程文件（即章程、暫定配額通知書及額外申請表格）已經於二零零九年十一月五日寄發予本公司之股東。

由於MPIC訂立合約細則，本公司已根據上市規則第11.13條就供股刊發章程補充文件，並於二零零九年十一月十日送交香港公司註冊處處處註冊，並將於刊發章程補充文件時或其後在合理切實可行情況下儘快送交百慕達公司註冊處處長存檔。

有鑑於有關MPIC訂立合約細則之重大新資料，本公司現向於本章程補充文件日期或以前接納根據供股暫定配發予彼等之供股股份或申請額外供股股份的該等股東授予權利撤回彼等各自就供股股份所作出的全部或部分接納及／或就額外供股股份所作出之全部或部分申請。有關撤回權及行使撤回權之手續的詳情，載於章程補充文件及章程補充文件隨附用以行使撤回權之撤回申請表格。

章程補充文件及撤回申請表格於二零零九年十一月十日寄發予股東。章程及章程補充文件亦可於聯交所之網站www.hkex.com.hk及本公司之網站www.firstpacific.com閱覽。跟日期為二零零九年十一月四日之章程以及隨附之暫定配額通知書及額外申請表格一樣，本公司只會向合資格股東寄發章程補充文件及撤回申請表格。然而，本公司亦將會在切實可行範圍內寄發章程補充文件及撤回申請表格予英國之不合資格股東，僅供參照；亦將會在切實可行範圍內寄發補充加拿大發售備忘錄及撤回申請表格予加拿大之不合資格股東，僅供參照。章程補充文件及撤回申請表格將不會寄發予美國之任何股東或實益擁有人，惟本公司合理相信為美國《1933年證券法》（經修訂）規則144A所指的「合資格機構買家」（「合資格機構買家」）之該等股東或實益擁有人而根據章程第18頁至第19頁「指明地區內或許可接納其於供股中之權利的有限類別人士」一節適用於合資格機構買家之條文已就其獲遵從則除外。

章程補充文件載有供股之經修訂預期時間表，其已因本公司股份就有關MPIC訂立合約細則之公告而自願暫停買賣而延長。有關供股之經修訂預期時間表載列如下：

	二零零九年
記錄日期之參考時間	十一月四日（星期三）下午五時正
股份恢復在聯交所買賣	十一月十日（星期二）下午二時三十分
寄發章程補充文件	十一月十日（星期二）
買賣未繳股款供股股份之首日	十一月十二日（星期四）
(1)本公司以章程附錄四內所載之形式收到身為合資格機構買家之美國人的聲明書，(2)身為有關人士之英國人聯絡本公司，通知本公司其符合資格接納根據供股提呈之供股股份，及(3)屬NI 45-106所界定之「合格投資者」或NI 31-103所界定之「認許客戶」之加拿大人聯絡本公司，通知本公司其符合資格接納根據供股提呈之供股股份的最後時間	十一月十六日（星期一）下午一時正
分拆未繳股款之供股股份之最後時間	十一月十六日（星期一）下午四時三十分
買賣未繳股款之供股股份之最後日期	十一月十九日（星期四）
最後撤回時間	十一月二十四日（星期二）下午四時三十分
接納供股股份及付款以及申請額外供股股份及付款之最後時間	十一月二十四日（星期二）下午四時三十分
預期供股及包銷協議成為無條件	十一月二十七日（星期五）下午四時三十分
刊發有關供股接納及額外申請結果之公告	十二月一日（星期二）
寄發全部或部分不成功額外申請之退款支票及不合資格股東之支票（如有）	十二月二日（星期三）

二零零九年

寄發供股股份之股票....................................十二月二日(星期三)

買賣繳足股款供股股份之首日............................十二月四日(星期五)

附註：

(i) ***經修訂預期時間表內所有日期及時間均分別指香港日期及香港時間。***

(ii) 經修訂預期時間表所列日期或限期僅供參考，本公司與包銷商或會協議押後或更改。時間表如有任何變更，會向股東及聯交所發出適當的公告或通知。

(iii) 經修訂預期時間表內所述之「最後撤回時間」指於章程補充文件日期或以前接納其於供股之供股股份暫定配額及／或申請額外供股股份的股東可以將填妥之撤回申請表格交回本公司之股份過戶登記處香港分處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)之方式撤回有關(全部或部分)申請的最後日期及時間。

(iv) 於經修訂預期時間表內所採用之詞彙具有章程或章程補充文件內所賦予之涵義。

章程補充文件須與章程一併閱讀。因此強烈建議股東就供股採取任何行動前(尤其是，就彼等各自之暫定配額通知書採取任何行動前)閱讀章程補充文件。

股份恢復買賣

應本公司的要求，本公司股份已由二零零九年十一月六日上午九時三十分起暫停在聯交所買賣，以待刊發本公告。本公司已向聯交所申請批准股份於本公告刊發後由二零零九年十一月十日下午二時三十分起恢復買賣。

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤仁

香港，二零零九年十一月十日

除另有指明外，所引述貨幣價值的換算為概約數值，匯率為1美元兑48.00披索兑7.75港元。百分比及所顯示的數額均已約整。」

債務聲明之更新

有關根據合約細則所提及建議向FPHC提供貸款，MPIC已訂立120億披索（相等於約2.50億美元或約19.375億港元）之新貸款融通。因此，章程第152頁「債務」一節最後一段所作之陳述須予更新。更新情況為截至二零零九年十一月六日為止，本集團之尚未償還債務及或有負債與章程第152頁所載之債務聲明並無重大變動，惟就向FPHC提供貸款而訂立120億披索（相等於約2.50億美元或約19.375億港元）之新貸款融通除外。上一句所述之日期二零零九年十一月六日為本章程補充文件內更新章程所載債務聲明之最後可行日期。

有關所得款項用途之額外資料

章程第39頁稱：

「本公司擬將供股所得款項淨額用於本集團之投資策略項目，尤其是將部分所得款項用於擴充及發展本集團在菲律賓及東南亞之礦務策略項目，其次，倘若出現合適機會，則用於本集團透過Metro Pacific Investments Corporation持有之菲律賓基建組合。」

所得款項之擬定用途依然如章程第39頁所載及上文所概述。然而，股東應注意，有關以上陳述第二項元素，董事認為，根據合約細則所擬進行之交易成為一個合適機會，讓本集團能進一步投資於其透過MPIC持有之菲律賓基建組合。因此，供股之部分所得款項淨額可能用作進一步投資於MPIC之資金，協助MPIC完成根據合約細則所擬進行之交易。

誠如章程內所載，董事可能會不時進行檢討，並基於彼等認為供股所得款項之最優用途，更改有關供股所得款項之用途。倘若所得款項用途有重大變動，如有需要，本公司將會另行刊發公告。

撤回權

於MPIC訂立合約細則後，應本公司的要求，股份已經暫停在聯交所買賣，以待本公司刊發有關發展之公告以及將本章程補充文件送交香港公司註冊處處長註冊。由於股份暫停在聯交所買賣，因此，有關供股之預期時間表已經如本章程補充文件上文「經修訂預期時間表」一節所載予以修訂。此外，亦由於股份暫停在聯交所買賣，因此，未繳股款權利並無在本章程補充文件日期前在聯交所買賣。

有鑑於有關MPIC訂立合約細則之重大新資料，本公司現向於本章程補充文件日期或以前接納暫定配發予彼等之供股股份或申請額外供股股份的該等股東授予權利撤回：

(a) 彼等各自就暫定配發予彼等之供股股份所作出的全部或部分接納；及／或

(b) 彼等各自就額外供股股份所作出之全部或部分申請。

任何撤回一經作出即不可撤銷。

本章程補充文件隨附行使上述撤回權適用之撤回申請表格。股東如欲撤回就暫定配發予彼等之供股股份所作出的接納及／或就額外供股股份所作出之申請（在各情況下無論指全部或部分），須根據其上所印之指示將撤回申請表格填妥及簽妥，並不遲於最後撤回時間交回登記處香港中央證券登記有限公司（地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室）。有關撤回先前由任何股份之聯名持有人作出之任何接納或申請，倘若有關股份之任何一名或多名聯名持有人填妥及簽署撤回申請表格，則撤回申請表格即屬有效，而本公司亦將視其為有效。

有關撤回安排之詳情，股東可致電(852) 2862-8555聯絡登記處。

股東如已於本章程補充文件日期或以前接納暫定配發予彼等之供股股份及／或申請額外供股股份而無意因本章程補充文件內所載之新資料而撤回其接納及／或申請，則無需採取任何行動，惟謹此提醒彼等，先前交回的支票或銀行本票仍須在二零零九年十一月二十四日（星期二）下午四時三十分（即接納供股股份及付款以及申請額外供股股份及付款之經修訂最後時間）前任何時間首次兌現時獲得兌現。任何支票或銀行本票於首次兌現時未獲兌現的暫定配額通知書或額外申請表格可能會被拒絕，在此情況下，就該暫定配額通知書所述的暫定配額及所有權利將被視為已遭拒絕及將予以註銷。

股東如已接納彼等之供股股份暫定配額及／或申請額外供股股份（視屬何情況而定）而並無於最後撤回時間前將撤回申請表格交回登記處，則其所交回之暫定配額通知書及額外申請表格依然有效。

因此，股東如已接納彼等之供股股份暫定配額及／或申請額外供股股份而無意撤回彼等各自就暫定配發予彼等之供股股份所作出之全部或部分接納及／或彼等各自就額外供股股份所作出之全部或部分申請，則無需採取任何進一步行動。

概不會基於或於延長供股時間表後或基於其他原因而就認購款項(包括任何已退回認購款項)支付任何利息。其後如撤回就暫定配發之供股股份所作出的接納及就額外供股股份所作出之申請，則有關所收取之股款將於二零零九年十二月二日(星期三)不計利息以支票方式退還予有關人士，並以平郵方式寄出，郵誤風險概由有關人士承擔。

終止包銷協議

誠如章程內所載，倘若出現以下情況，包銷商有權可在最後終止時間前任何時間以向本公司發出通知之方式終止包銷協議(見下文「對包銷協議作出進一步修訂」一節)：

(a) 倘若於包銷協議日期後，包銷商獲悉以下任何事項或包銷商有合理因由相信：

(i) 該公告、章程文件或任何章程補充文件所載的任何陳述在任何重大方面於當時為或已成為失實、不正確或有誤導性；或

(ii) 發生或發現任何事宜，而倘若該公告、章程文件或任何章程補充文件於當時已經發出，如其並未於該公告、章程文件或任何章程補充文件中披露，會構成其重大遺漏事宜；或

(iii) 任何適用法律或監管規則規定本公司須就供股發出章程補充文件；或

(iv) 本公司於包銷協議所給予之任何保證為(或倘若於當時重覆會是)失實或違反；或

(v) 根據包銷協議所載之彌償導致或可能導致本公司須負上任何法律責任的任何事件、作為或遺漏；或

(vi) 本公司違反其於包銷協議之任何責任或承諾；或

(vii) 本公司或其任何附屬公司或PLDT的業務或財務或經營狀況或前景有任何不利逆轉或潛在不利轉變，而包銷商認為對供股屬重大改變；或

(viii) 控股股東未有遵守其於控股股東之承諾的任何責任或承諾；或

(ix) 聯交所撤回有關(未繳股款及繳足股款)供股股份上市及買賣之批准；或

(x) 股份在連續多過一個營業日期間暫停在聯交所買賣(就發表該公告取得聯交所審批有關之任何停牌除外);或

(b) 以下事件被發現、出現、存在或生效:

(i) 本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務發生任何一件或一連串不可抗力事件(包括(但不限於)天災、戰爭、騷亂、擾亂公眾秩序、內亂、火災、水災、爆炸、疫症、恐怖主義活動、罷工或閉廠、敵對行為爆發或升級(無論有否宣戰)或宣佈全國或國際間進入緊急狀態或災難或危機);或

(ii) 本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務頒佈任何新法律或規例或現有法律或規例出現任何變動(或任何法院或其他主管當局更改其詮釋或應用);或

(iii) 香港有關當局宣佈銀行停止經營;或

(iv) 出現任何事件或一連串事項,而其涉及或有關或以其他方式影響當地(包括(但不限於)香港)、國家、地區或國際金融、政治、軍事、工業、經濟、法律、財政或監管事宜或狀況或其任何變動;或

(v) 任何當地、國家或國際證券市場之狀況出現任何變動(包括(但不限於)任何全面禁止、暫停或重大限制聯交所、新加坡證券交易所、菲律賓證券交易所或印尼證券交易所的證券買賣);或

(vi) 本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務的税務或外匯管制出現變動或發展(包括潛在發展),而其將會或可能對本公司或其任何附屬公司或PLDT或本公司之現有或未來股東產生不利影響,

而在任何有關情況下,包銷商全權認為,將會或可能:(A)對本公司、其附屬公司及PLDT的整體業務或財務或貿易狀況或前景或供股或其成功產生重大不利影響或構成重大損害;或(B)導致繼續進行供股成為不智或不適宜;或(C)導致包銷協議的任何部分(包括包銷)未能根據其條款履行。

倘若包銷商行使其權利終止包銷協議,則其責任將會終止,而供股亦將不會進行,在該情況下,本公司將會於適當時間另行刊發公告。

對包銷協議作出進一步修訂

本公司與包銷商已根據日期為二零零九年十一月十日之第二份修訂協議對包銷協議作出進一步修訂。根據第二份修訂協議：

(a) 包銷商已確認，彼等同意上文第15頁至第16頁所載之經修訂預期時間表；

(b) 包銷商已(i)就刊發本章程補充文件豁免上文第(a)(iii)分段（倘若任何適用法律或監管規則規定本公司須就供股發出章程補充文件則適用）所述之終止權及(ii)因須刊發本章程補充文件豁免上文第(a)(x)分段（倘若股份在連續多過一個營業日期間暫停在聯交所買賣（就發表該公告取得聯交所審批有關之任何停牌除外）則適用）所述之終止權；及

(c) 本公司及包銷商已協議，最後終止時間為二零零九年十一月二十七日（星期五）下午四時三十分，即根據最後接納日期（根據經修訂預期時間表修訂）後第三個營業日釐定。

買賣股份及未繳股款供股股份之風險警告

股份已由二零零九年十月二十九日（星期四）起以除權基準買賣。供股股份預期將於二零零九年十一月十二日（星期四）至二零零九年十一月十九日（星期四）期間（首尾兩天包括在內）以未繳股款方式買賣。

供股須待包銷協議成為無條件及並無被終止後，方可作實。倘若供股之條件並無獲履行，則供股將不會進行。投資者如買賣股份或未繳股款之供股股份，須自行承擔有關風險。任何股東或其他人士如擬買賣股份或未繳股款之供股股份，敬請審慎行事及諮詢其專業顧問。

派發補充文件

跟章程文件一樣，本公司只會向合資格股東寄發補充文件。然而，本公司亦將會在切實可行範圍內寄發章程補充文件及撤回申請表格予英國之不合資格股東，僅供參照；亦將會寄發補充加拿大發售備忘錄及撤回申請表格予加拿大之不合資格股東，僅供參照。本章程補充文件及撤回申請表格將不會寄發予美國之任何股東或實益擁有人，惟本公司合理相信為合資格機構買家之該等股東或實益擁有人而根據章程第18頁至第19頁「指明地區內或許可接納其於供股中之權利的有限類別人士」一節適用於合資格機構買家之條文已就其獲遵從則除外。

派發本章程補充文件、撤回申請表格及其他章程文件至香港以外的司法管轄區可能受法律限制。擁有補充文件及／或章程文件的人士(包括(但不限於)代理、保管人、代名人及受託人)須知悉並遵守任何有關限制。未能遵守該等限制可能構成違反任何有關司法管轄區的證券法例。任何股東或實益擁有人如對其狀況有任何疑問，應儘快咨詢合適之專業顧問。尤其是，除本公司所決定的若干例外情況外，章程補充文件不應在、向或由任何指明地區派發、送交或送呈。

章程補充文件及撤回申請表格將不會根據香港及百慕達以外任何司法管轄區之適用證券法例註冊。

收到本章程補充文件及／或撤回申請表格並不(亦將不會)構成在提呈要約屬違法之該等司法管轄區提呈要約，在該等情況下，本章程補充文件及／或撤回申請表格須視為僅供參照處理，亦不應複製或轉發。任何人(包括(但不限於)保管人、代名人及受託人)如收到本章程補充文件及／或撤回申請表格，不應(就供股而言)將其在、向或由任何指明地區派發或寄發。任何人(包括(但不限於)保管人、代名人及受託人)如將本章程補充文件或撤回申請表格在、向或由任何指明地區轉交(無論根據合約或法律責任或其他理由)，應促使收件人注意本節內容。

給予居於指明地區的實益擁有人(包括居於指明地區且透過中央結算系統持有其股份之實益擁有人)之額外資料

誠如章程第18頁所載，有關原可供不合資格股東接納之供股股份，如在扣除開支後可獲得溢價，則本公司將會作出安排，於未繳股款供股股份買賣期間之最後三個交易日任何一日或多日(根據經修訂預期時間表，有關期間之最後一日現預期為二零零九年十一月十九日(星期四))，以未繳股款方式在市場上出售。有關出售所得款項(於扣除有關開支後)，本公司將根據彼等於記錄日期下午五時正之持股量按比例支付予不合資格股東。有關款項將會以美元或英鎊支付(視乎有關不合資格股東之登記地址而定)，並將按當時之通行匯率由港元兌換為有關付款貨幣。至於100港元或不足100港元(或其等值)之個別款項將由本公司保留。不合資格股東之任何未售配額有關的任何供股股份，將可供合資格股東以額外申請表格額外申請。

章程第18頁所述及上文所概述之安排將適用於在記錄日期下午五時正名列本公司股東登記冊且當時在本公司股東登記冊所示地址位於任何指明地區(即美國、英國及加拿大)之該等股東，除非股東符合章程「指明地區內或許可接納其於供股中之權利的有限類別人士」一節內之有關規定(於本文稱為「有關規定」)，而本公司亦感到滿意，則

作別論。該等安排亦適用於持有股份實益權益、有關股份以登記擁有人之名義登記，且登記擁有人於記錄日期下午五時正在本公司股東登記冊所示之地址位於任何指明地區的實益擁有人，除非登記擁有人符合有關規定，而本公司亦感到滿意，則作別論。

然而，章程第18頁所述及上文所概述之安排將不適用於居於指明地區、未以本公司感到滿意之方式符合有關規定，及透過登記擁有人持有其股份權益而登記擁有人於記錄日期下午五時正在本公司股東登記冊所示之地址並非位於其中一個指明地區的實益擁有人。有關實益擁有人在本文內稱為「不合資格實益擁有人」，並可能包括透過中央結算系統持有股份權益（其股份在本公司之股東登記冊以香港中央結算（代理人）有限公司（一家在香港註冊成立之公司）之名義登記）之有關實益擁有人。本公司無法將有關不合資格實益擁有人包括在有關安排內之理由為，本公司並無有關不合資格實益擁有人之所需資料，就該等實益擁有人就供股而言乃合資格股東或不合資格股東作出單方面決定。

代替章程第18頁所述及上文所概述之安排，原可供該等不合資格實益擁有人接納之未繳股款供股股份將不會在市場上出售，而有關不合資格實益擁有人亦將不會收到任何有關出售之所得款項。敬請所有不合資格實益擁有人就彼等能否（考慮到彼等本身個別之情況（包括彼等居住之有關司法管轄區的法律及規例））在市場上出售彼等之未繳股款供股股份，尋求彼等本身之法律意見。不合資格股東未有在市場上出售之任何有關未繳股款供股股份將可供合資格股東以額外申請表格作出額外申請。

於記錄日期下午五時正名列本公司股東登記冊之不合資格股東

誠如章程第17頁所述，有關身為登記股東，於記錄日期下午五時正名列本公司股東登記冊而有關登記冊內所示地址位於任何指明地區之該等不合資格股東，原可供彼等接納之供股股份已暫定配發予一名代名人。該等供股股份將會根據章程第18頁所述及上文（「給予居於指明地區的實益擁有人（包括居於指明地區且透過中央結算系統持有其股份之實益擁有人）之額外資料」一節第一段內）所概述之條文以未繳股款方式在市場上出售，而有關出售之所得款項（於扣除有關費用後）將會支付予登記不合資格股東（惟本公司將會保留100港元或不足100港元（或其等值）之個別款項），除非有關登記股東不遲於二零零九年十一月十六日（星期一）下午一時正（按章程第19頁所示之本公司聯絡詳情）聯絡本公司，並符合章程第18頁至第19頁「指明地區內或許可接納其於供

股中之權利的有限類別人士」一節所載之適用規定，並能據此顯示其根據該節內所述其中一項有關豁免屬合資格股東，則作別論。

接納及轉讓手續

章程第20頁至第25頁「接納及轉讓手續」一節內所載之接納及轉讓手續繼續根據其條款適用，惟以下各項除外：

(a) 「分拆」未繳股款供股股份之最後時間現為二零零九年十一月十六日(星期一)下午四時三十分；

(b) 暫定配額通知書之承讓人填妥及簽署暫定配額通知書表格丙，並將整份暫定配額通知書連同接納時應付全部款項的股款送交登記處以進行轉讓之最後時間現為二零零九年十一月二十四日(星期二)下午四時三十分；

(c) 接納供股股份及付款之最後時間現為二零零九年十一月二十四日(星期二)下午四時三十分；及

(d) 倘包銷商於最後終止時間前終止包銷協議，寄發退款支票之日期現為二零零九年十二月二日(星期三)。

申請額外供股股份

章程第26頁至第29頁「接納及轉讓手續」一節內所載有關以額外申請之方式申請認購有關未出售之零碎配額之供股股份、暫定配發但未獲合資格股東接納或另行獲未繳股款供股股份承讓人認購之任何供股股份，以及不合資格股東之任何未售配額有關的任何供股股份之手續繼續根據其條款適用，惟以下各項除外：

(a) 申請額外供股股份及付款之最後時間現為二零零九年十一月二十四日(星期二)下午四時三十分；及

(b) 寄發全部或部分不成功額外申請之退款支票之日期現為二零零九年十二月二日(星期三)。

不合資格股東及指明地區內或許可接納其於供股中之權利的有限類別人士

原可供不合資格股東接納之供股股份將會在市場上出售，有關出售所得款項(於扣除有關開支後)，將會支付予有關股東。有關建議安排載於章程第18頁，其已經作出修改，詳情載於上文「給予居於指明地區的實益擁有人(包括居於指明地區且透過中央

結算系統持有其股份之實益擁有人）之額外資料」一節。在其規限下，章程第16頁至第19頁「不合資格股東」及「指明地區內或許可接納其於供股中之權利的有限類別人士」各節內所載之條文繼續根據其條款適用，惟以下各項除外：

(a) 位於美國而身為合資格機構買家之股東或實益擁有人如欲接納其於供股之權利，須以本章程附錄四所載之形式填妥及簽妥投資者聲明書，交回本公司之有關最後時間現為二零零九年十一月十六日（星期一）下午一時正；

(b) 居於英國之股東或實益擁有人如屬有關人士，並有意接納其於供股之權利，須聯絡本公司並寄發有關其符合資格參與供股之通知，有關最後時間現為二零零九年十一月十六日（星期一）下午一時正；及

(c) 位於加拿大之股東或實益擁有人如屬NI 45-106所界定之「合格投資者」或NI 31-103所界定之「認許客戶」，並有意接納其於供股之權利，須聯絡本公司並寄發有關其符合資格參與供股的通知，有關最後時間現為二零零九年十一月十六日（星期一）下午一時正。

倘若美國之股東或實益擁有人並無交回填妥及簽妥之投資者聲明書，或英國或加拿大之股東或實益擁有人並無聯絡本公司並寄發有關其符合資格參與供股之通知（各自均須不遲於二零零九年十一月十六日（星期一）下午一時正）：

(i) 倘若為於記錄日期下午五時正名列本公司股東登記冊之登記股東，而當時在本公司股東登記冊所示之地址位於美國、英國或加拿大，則暫定配發予有關登記股東之未繳股款供股股份可能會根據章程第18頁所述及上文（「給予居於指明地區的實益擁有人（包括居於指明地區且透過中央結算系統持有其股份之實益擁有人）之額外資料」一節第一段內）所概述之安排以未繳股款方式出售；

(ii) 倘若為不合資格實益擁有人，就有關其於股份之權益暫定配發之供股股份將會根據上文「給予居於指明地區的實益擁有人（包括居於指明地區且透過中央結算系統持有其股份之實益擁有人）之額外資料」一節所述處理。

此致

列位合資格股東 台照
及列位不合資格股東（美國人士除外） 參照

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤仁
謹啟

二零零九年十一月十日

1. 責任聲明

本章程補充文件所載資料乃遵照上市規則規定而刊載，以提供有關本公司之額外資料。各董事願就本章程補充文件所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後確認，就彼等所深知及確信，概無遺漏任何其他事實導致本章程補充文件所載任何內容有所誤導。

2. 額外重大合約

有關章程第172頁至第173頁所列之重大合約，本集團自章程日期以來訂立之額外重大合約或可能屬重大合約(非本集團日常業務過程中訂立之合約)列示如下：

(a) 本公司與包銷商於二零零九年十一月十日訂立之第二份修訂協議，其進一步修訂包銷協議；及

(b) 合約細則。

3. 額外備查文件

章程附錄三第15段(章程第175頁)所載之文件將繼續由即日起至二零零九年十一月二十四日(星期二)(即根據供股接納及付款之最後日期)(包括該日)止期間任何週日(公眾假期除外)正常辦公時間內在本公司總辦事處香港中環康樂廣場八號交易廣場第二座二十四樓可供查閱。此外，下列文件由本章程補充文件刊發日期起至二零零九年十一月二十四日(星期二)(包括該日)止之相同時間在相同地點可供查閱：

(a) 本章程補充文件；

(b) 撤回申請表格；

(c) 本公司將予刊發之公告，其全文載於上文；及

(d) 本附錄「額外重大合約」一節所述之額外重大合約。

4. 送交公司註冊處處長之文件

章程補充文件及撤回申請表格各一份已按公司條例第342C條規定送交香港公司註冊處處長註冊。

章程補充文件及撤回申請表格各一份將按百慕達一九八一年公司法規定於刊發本章程補充文件後在合理切實可行情況下儘快送交百慕達公司註冊處處長。

5. 一般事項

若本章程補充文件之中文版內容與英文版出現歧義，概以英文版為準。

FPC Exemption No. (82-836)

Excess Application Form No. ____________

IMPORTANT

THIS FORM IS VALUABLE BUT IS NOT TRANSFERABLE AND REQUIRES YOUR IMMEDIATE ATTENTION. THE OFFER CONTAINED IN THIS DOCUMENT AND THE ACCOMPANYING PROVISIONAL ALLOTMENT LETTER EXPIRES AT 4:30 P.M. ON THURSDAY, 19 NOVEMBER 2009.

If you are in any doubt as to any aspect of this form or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser. A copy of this form together with the prospectus of First Pacific Company Limited (the "Company") dated Wednesday, 4 November 2009 (the "Prospectus") and the provisional allotment letter (together the "Prospectus Documents") to be issued in connection with the Rights Issue (as defined in the Prospectus) have been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong and will be filed with the Registrar of Companies in Bermuda on or as soon as reasonably practicable after the publication of the Prospectus as required by the Companies Act 1981 of Bermuda. The Registrar of Companies in Hong Kong, the Registrar of Companies in Bermuda and the Securities and Futures Commission of Hong Kong take no responsibility for the contents of any of these documents. Dealings in the Shares (as defined in the Prospectus) and the Rights Shares in their nil-paid form and fully-paid form may be settled through the Central Clearing and Settlement System ("CCASS") operated by Hong Kong Securities Clearing Company Limited ("HKSCC") and you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser for details of those settlement arrangements and how such arrangements may affect your rights and interests. Subject to the granting of the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as well as compliance with the stock admission requirements of HKSCC, the Rights Shares in their nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the respective commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. The Stock Exchange and HKSCC take no responsibility for the contents of this form, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this form.

THIS FORM IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES.


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacific.com
(Stock code: 00142)

Branch Share Registrar in Hong Kong:
Computershare Hong Kong Investor Services Ltd.
Shops 1712-1716, 17/F, Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

Registered office:
Canon's Court
22 Victoria Street
Hamilton
HM12
Bermuda

PROPOSED RIGHTS ISSUE OF 643,387,400 RIGHTS SHARES AT THE SUBSCRIPTION PRICE OF HK$3.40 PER RIGHTS SHARE ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY FIVE EXISTING SHARES HELD ON THE RECORD DATE

EXCESS APPLICATION FORM

Name(s) and address of Qualifying Shareholder(s)

COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED

SPECIMEN ONLY

樣本只供參考

Application can only be made by the Qualifying Shareholder(s) named here.

Terms defined in the Prospectus have the same meanings herein unless the context otherwise requires.

To: The Directors
First Pacific Company Limited

Dear Sirs,

I/We, being the registered holder(s) named above of Shares, hereby irrevocably apply for ________________ excess Rights Share(s) at the issue price of HK$3.40 per Rights Share under the Rights Issue in respect of which I/we enclose a separate remittance in favour of **"First Pacific Company Limited — Excess Application Account"** and crossed "Account Payee Only" issued for HK$ ________________ being payment in full on application for the aforementioned number of excess Rights Shares and I/we hereby request you to allot such excess Rights Shares applied for, or any lesser number, to me/us and to send by ordinary post at my/our risk to the address shown above my/our share certificate(s) for the number of additional Rights Shares as may be allotted to me/us in respect of this application and/or a cheque for any application money refundable to me/us. I/We understand that allotment in respect of this application shall be made by the Directors at their discretion on a fair and equitable basis on the following principles: (1) preference will be given to applications for less than a board lot of Rights Shares where they appear to the Directors that such applications are made to round up odd lot holdings to whole lot holdings and that such applications are not made with the intention to abuse this mechanism; and (2) subject to the availability of excess Rights Shares under principle (1), the excess Rights Shares will be allocated based on a sliding scale with reference to the number of excess Rights Shares applied for by Qualifying Shareholders (i.e. Qualifying Shareholders applying for a smaller number of excess Rights Shares will be allocated a higher percentage of the excess Rights Shares they have applied for whereas Qualifying Shareholders applying for a larger number of Rights Shares will be allocated a lower percentage of the excess Rights Shares they have applied for (although they will receive a greater number of Rights Shares than those applying for a smaller number).

I/We, hereby undertake to accept such number of excess Rights Shares as may be allotted to me/us as aforesaid upon the terms set out in the Prospectus and subject to the Memorandum of Association and the Bye-laws of the Company. In respect of any excess Rights Shares allotted to me/us, I/we authorise you to place my/our name(s) on the register of members of the Company as holder(s) of such Rights Shares.

1. ____________ 2. ____________ 3. ____________ 4. ____________

Signature(s) of applicant(s) (all joint Shareholders must sign)

Date: ____________ 2009 Contact Tel No: ____________

PROCEDURE FOR ACCEPTANCE

This form should be completed and lodged, together with payment as to HK$3.40 per Rights Share for the number of excess Rights Shares applied for, with the Company's branch share registrar, Computershare Hong Kong Investor Services Ltd., Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, so as to be received by not later than 4:30 p.m. on Thursday, 19 November 2009. All remittances must be made in Hong Kong dollars and must be forwarded either by cheque drawn on a Hong Kong dollar account with a licensed bank in Hong Kong or by a separate cashier's order issued by a licensed bank in Hong Kong. All such cheques or cashier's orders must be made payable to **"First Pacific Company Limited – Excess Application Account"** and crossed "Account Payee Only". All enquiries in connection with this form of application for excess Rights Shares should be addressed to the Company's branch share registrar at the above address.

All cheques and cashier's orders will be presented for payment immediately following receipt and all interest earned on such monies will be retained for the benefit of the Company. Completion and return of a form of application for excess Rights Shares together with a cheque or cashier's order in payment for the Rights Shares applied for which are the subject of this form will constitute a warranty by the applicant(s) that the cheque or cashier's order will be honoured on first presentation. Without prejudice to its other rights in respect thereof, the Company reserves the right to reject any application for excess Rights Shares in respect of which the accompanying cheque or cashier's order is dishonoured on first presentation.

DISTRIBUTION OF THIS EXCESS APPLICATION FORM AND THE OTHER PROSPECTUS DOCUMENTS

This excess application form shall only be sent to the Qualifying Shareholders.

Distribution of this excess application form and the other Prospectus Documents into jurisdictions other than Hong Kong may be restricted by law. Persons into whose possession this excess application form or any of the other Prospectus Documents come (including, without limitation, agents, custodians, nominees and trustees) should inform themselves of and observe any such restrictions. Any failure to comply with those restrictions may constitute a violation of the securities laws of any such jurisdiction. Any Shareholder or Beneficial Owner who is in any doubt as to his/her position should consult an appropriate professional adviser without delay. In particular, subject to certain exceptions as agreed between the Company and the Underwriters, this excess application form and the other Prospectus Documents should not be distributed, forwarded to or transmitted in, into or from any of the Specified Territories.

The Prospectus Documents will not be registered under the applicable securities legislation of any jurisdiction other than Hong Kong and Bermuda.

A SEPARATE CHEQUE OR CASHIER'S ORDER MUST ACCOMPANY EACH APPLICATION
NO RECEIPT WILL BE GIVEN
For office use only

Application number	No. of excess Rights Shares applied for	Amount paid on application	Balance refunded
		HK$	HK$

000096

額外申請表格編號

重要提示

此乃有價值及不可轉讓之表格，並應即時處理，本文件及隨附之暫定配額通知書所載之供股建議將於二零零九年十一月十九日(星期四)下午四時三十分截止。

閣下如對本表格任何方面或 閣下應採取之行動有任何疑問，應諮詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。本表格連同第一太平有限公司(「本公司」)於二零零九年十一月四日(星期三)刊發之章程(「章程」)及將就供股(定義見章程)發出之暫定配額通知書(定義見章程)(統稱「章程文件」)，已按香港法例第32章公司條例第342C條之規定於香港公司註冊處處長註冊，並將會於章程刊發時或其後在合理切實可行範圍內儘快按百慕達一九八一年公司法規定送交百慕達公司註冊處處長存檔。香港公司註冊處處長、百慕達公司註冊處處長及香港證券及期貨事務監察委員會對此等文件之內容概不負責。股份(定義見章程)及未繳股款和繳足股款供股股份之買賣，可透過香港中央結算有限公司(「香港結算」)運作之中央結算及交收系統(「中央結算系統」)結算，有關結算安排及該等安排對 閣下權利及權益之影響之詳情，務請徵詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。待未繳股款及繳足股款供股股份獲准在香港聯合交易所有限公司(「聯交所」)上市及買賣並符合香港結算之證券收納規定後，未繳股款及繳足股款供股股份將獲香港結算接納為合資格證券，自未繳股款及繳足股款供股股份各自開始買賣當日或香港結算指定之其他日期起，可於中央結算系統寄存、結算及交收。聯交所參與者於任何交易日進行之交易，必須於其後第二個營業日在中央結算系統進行交收。於中央結算系統進行之所有活動均須遵守不時有效之《中央結算系統一般規則》及《中央結算系統運作程序守則》。聯交所及香港結算對本表格之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本表格全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本表格不可直接或間接在或向美國刊發、發放或派發。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司*

(根據百慕達法例註冊成立之有限公司)
網址：http://www.firstpacific.com
(股份代號：00142)

股份過戶登記處香港分處：
香港中央證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17樓1712-1716室

建議供股
涉及643,387,400股供股股份，
有關認購價為每股供股股份3.40港元，
有關基準為於記錄日期每持有五股現有股份
可獲配發一股供股股份
額外申請表格

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton
HM12
Bermuda

合資格股東姓名及地址

只有本欄所指定之
合資格股東有權申請

除文義另有所指外，於章程中已界定之詞彙與本函件所採用者具相同涵義。

致：第一太平有限公司
列位董事台照

敬啟者：

本人／吾等為上列股份之登記持有人，現謹不可撤回地按供股以每股供股股份3.40港元之發行價格申請認購______________股額外供股股份，而本人／吾等隨附一張以「**First Pacific Company Limited – Excess Application Account**」為抬頭人，並劃線註明「只准入抬頭人賬戶」之獨立開出之支票，支付申請認購上述額外供股股份數目所需之全部款項______________港元。本人／吾等謹要求 閣下配發予本人／吾等所申請(或任何較少數目)之額外供股股份，並按上列地址將本人／吾等就本認購申請所獲配發之額外供股股份數目之股票及／或任何有關應退還予本人／吾等之申請款項之退款支票以平郵投遞方式寄予本人／吾等，郵誤風險概由本人／吾等自行承擔。本人／吾等明白，董事將根據以下原則，按公平公正基準酌情分配額外供股股份(如有)：(1)少於一手買賣單位之供股股份的申請將獲優先處理，倘若董事認為，該等申請乃為將不足一手之零碎股權補足為一手完整買賣單位之股權而作出，而有關申請並非旨在濫用此機制；及(2)視乎根據上文第(1)項原則分配後之額外供股股份數目，本公司將參考合資格股東所申請額外供股股份之數目以滑準法向彼等作出分配(即申請較小數目額外供股股份的合資格股東所獲之佔其申請數目的百分比較高之額外供股股份數目，而申請較大數目的額外供股股份的合資格股東可獲得的額外供股股份數目雖然較申請小數目的股東多，但所獲額外供股股份數目佔其申請數目的百分比則較低)。

本人／吾等承諾接納按章程所載條款及在 貴公司之組織章程大綱及細則規限下可能配發予本人／吾等之上述額外供股股份之數目。就配發予本人吾等之任何股東名冊，作為該等供股股份之持有額外供股股份而言，本人／吾等授權 閣下將本人／吾等之姓名列入 貴公司人。

1. ______________ 2. ______________ 3. ______________ 4. ______________

申請人簽署(所有聯名股東均須簽署)

日期：二零零九年__________月__________日 聯絡電話號碼：__________

接納手續

本表格填妥後，連同按申請額外供股股份數目支付每股供股股份3.40港元之認購款項，須於二零零九年十一月十九日(星期四)下午四時三十分前交回本公司之股份過戶登記處分處，香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)。所有股款須以港元繳付，並以香港持牌銀行港元戶口開出之支票或以香港持牌銀行發出之獨立本票支付。所有此等支票或銀行本票均須註明抬頭人為「**First Pacific Company Limited – Excess Application Account**」，並以「只准入抬頭人賬戶」方式劃線開出。所有有關額外供股股份申請表格之查詢均須寄交上述地址之本公司股份過戶登記處。

所有支票及銀行本票於收訖後隨即過戶，而有關款項之所有利息撥歸本公司所有。填妥之額外供股股份申請表格連同所申請供股股份之付款支票或銀行本票交回後將構成申請人之一項保證，表示該支票或銀行本票於首次過戶時可獲兌現。在不影響其他有關權利之情況下，本公司有權在支票或銀行本票首次過戶未能兌現時拒絕受理有關之額外供股股份申請表格。

派發本額外申請表格及其他章程文件

本額外申請表格只可向合資格股東寄發。

派發本額外申請表格及章程文件至香港以外的司法管轄區可能受法律限制。擁有本額外申請表格或任何其他章程文件的人士(包括(並不限於)代理、保管人、代名人及受託人)須知悉並遵守任何有關限制。未能遵守該等限制可能構成違反任何有關司法管轄區的證券法例。任何股東或實益擁有人如對其狀況有任何疑問，應儘快咨詢合適之專業顧問。尤其是，除本公司與包銷商協定的若干例外情況外，本額外申請表格及其他章程文件不應於任何指明地區派發、送交或送呈。

章程文件將不會根據香港及百慕達以外任何司法管轄區之適用證券法例註冊。

每份申請表格須隨附一張獨立開出之支票或銀行本票

本公司將不另發股款收據

此欄只供本公司填寫

申請編號	申請之額外供股股份數目	申請應付款額	退還餘款
		港元	港元

QUALIFYING SHAREHOLDERS AND NON-QUALIFYING SHAREHOLDERS

To qualify for the Rights Issue and to apply for excess Rights Shares under this excess application form, a Shareholder must have been registered as a member of the Company as at 5:00 p.m. on Wednesday, 4 November 2009 and not be a Non-Qualifying Shareholder.

The Non-Qualifying Shareholders are Shareholders resident in the US, the UK and Canada (the "Specified Territories"), except that a Shareholder resident in one of the Specified Territories who was registered as a member of the Company on the Record Date and who fulfils the requirements of an applicable exemption described in the section below headed "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue and apply for excess Rights Shares" is regarded as a Qualifying Shareholder.

Receipt of this excess application form and/or any other Prospectus Document does not and will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this excess application form and/or the other Prospectus Documents must be treated as sent for information only and should not be copied or redistributed. Persons (including, without limitation, custodians, nominees and trustees) who receive a copy of this excess application form and/or any other Prospectus Document should not, in connection with the Rights Issue, distribute or send the same in, into or from, or transfer nil-paid Rights Shares to any person in, into or from, any of the Specified Territories. If an excess application form is received by any person in any such territory, or by his/her agent or nominee, he/she must not seek to apply for any excess Rights Shares under the excess application form unless the Company and the Underwriters determine that such action would not violate applicable legal or regulatory requirements. Any person (including, without limitation, custodians, nominees and trustees) who does forward this excess application form or any other Prospectus Document in, into or from any Specified Territory (whether under a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this section.

Notwithstanding any other provision in this excess application form or any other Prospectus Document, the Company and the Underwriters reserve the right to permit any Shareholder to apply for excess Rights Shares if the Company and the Underwriters, in their absolute discretion, are satisfied that the transaction in question would not result in a contravention of any registration or other legal requirement in any jurisdiction.

LIMITED CATEGORIES OF PERSONS IN THE SPECIFIED TERRITORIES WHO MAY BE ABLE TO TAKE UP THEIR RIGHTS UNDER THE RIGHTS ISSUE AND APPLY FOR EXCESS RIGHTS SHARES

The following limited categories of persons in the Specified Territories may be able to take up their rights under the Rights Issue and apply for excess Rights Shares:

- Shareholders and Beneficial Owners in the US whom the Company believes reasonably are QIBs (the identities of whom are to be agreed between the Company and the Underwriters) may be able to purchase Rights Shares being offered in the Rights Issue (pursuant to the exercise of rights granted under the Rights Issue) and apply for excess Rights Shares by way of a private placement pursuant to an applicable exemption from registration under the Securities Act, provided that they provide a signed investor representation letter in the form set out in Appendix IV of the Prospectus, which will also contain restrictions and procedures regarding the transfer of Rights Shares, in accordance with the requirements of the Prospectus.

- Persons resident in the UK who are (a) persons who have professional experience in matters relating to investments and who are investment professionals as specified in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Financial Promotion Order"); (b) persons falling within Article 49(2)(a)-(d) of the Financial Promotion Order ("high net worth companies, unincorporated associations etc"); or (c) persons to whom the Prospectus may otherwise be lawfully distributed.

- Persons located in Canada who are "accredited investors" as defined in National Instrument 45-106 *Prospectus and Registration Exemptions* ("NI 45-106") or "permitted clients" as defined in National Instrument 31-103 *Registration Requirements and Exemptions* ("NI 31-103").

In each case, the Company and the Underwriters reserve the absolute discretion in determining whether to allow such participation and applications for excess Rights Shares, as well as the identity of the persons who may be allowed to do so.

REPRESENTATIONS AND WARRANTIES

By completing, signing and submitting this excess application form, each subscriber of Rights Shares being offered and sold outside the US hereby represents and warrants to the Company and the Underwriters and to any person acting on their behalf, unless in their sole discretion the Company and the Underwriters waive such requirement that:

- He/she/it was a Shareholder as at 5:00 p.m. on Wednesday, 4 November 2009, or he/she/it lawfully acquired or may lawfully acquire rights, directly or indirectly, from such a person;
- He/she/it may lawfully be offered, take up, exercise, obtain, subscribe for and receive the rights and/or the Rights Shares in the jurisdiction in which he/she/it resides or is currently located;
- Subject to certain exceptions, he/she/it is not resident or located in, or a citizen of, the US;
- Subject to certain exceptions, he/she/it is not accepting an offer to acquire, take up or exercise rights or Rights Shares on a nondiscretionary basis for a person who is resident or located in, or a citizen of the US at the time the instruction to accept was given;
- He/she/it is acquiring the rights and/or the Rights Shares in an "offshore transaction" as defined in Regulation S under the Securities Act;
- He/she/it has not been offered the Rights Shares by means of any "directed selling efforts" as defined in Regulation S under the Securities Act;
- He/she/it is not acquiring rights or Rights Shares with a view to the offer, sale, transfer, delivery or distribution, directly or indirectly, of such rights or Rights Shares into the US; and
- He/she/it understands that neither the rights nor the Rights Shares have been or will be registered under the Securities Act or with any securities regulatory authority of any state, territory, or possession of the US and the rights or Rights Shares are being distributed and offered outside the US in reliance on Regulation S. Consequently he/she/it understands the rights or Rights Shares may not be offered, sold, pledged or otherwise transferred in or into the US, except in reliance on an exemption from, or in transactions not subject to, the registration requirements of the Securities Act.

Any person applying for excess Rights Shares under this excess application form represents and warrants to the Company and the Underwriters that, except where proof or confirmation has been provided to the Company's satisfaction that such person's use of this excess application form will not result in the contravention of any applicable legal requirement in any jurisdiction: (i) such person is not applying for excess Rights Shares from within any of the Specified Territories; (ii) such person is not in any of the Specified Territories or in any territory in which it is otherwise unlawful to apply for excess Rights Shares, or to make or accept an offer to acquire the Rights Shares, or to use this excess application form in any manner in which such person has used or will use it; (iii) such person is not acting on a non-discretionary basis for a person resident in any of the Specified Territories at the time the instruction to apply for excess rights was given; and (iv) such person is not acquiring the Rights Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any of the Rights Shares into any of the Specified Territories.

The Company may treat as invalid any application for excess Rights Shares comprised in this excess application form, if it: (a) appears to the Company to have been executed in, or despatched from, any of the Specified Territories and the acceptance may involve a breach of the laws of the relevant Specified Territory or the application is otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it or its agents believe the same may violate any applicable legal or regulatory requirement; (b) provides an address in any of the Specified Territories for delivery of definitive share certificates for Rights Shares and such delivery would be unlawful or provides an address for delivery of definitive share certificates in any other jurisdiction outside Hong Kong in which it would be unlawful to deliver such certificates; or (c) purports to exclude the representation and/or warranty required by the paragraph immediately above.

In relation to the Canadian investors, capitalised terms and expressions shall have the respective meanings assigned to them in the Canadian Offering Memorandum dated on or around Wednesday, 4 November 2009 issued by the Company in connection with the Rights Issue (the "Canadian Offering Memorandum"). By completing, signing and submitting this excess application form, each Canadian investor who exercises the Rights and subscribes for the Shares will be deemed to have represented to the Company, each of the Underwriters, their respective broker-dealer affiliates and each dealer participating in the distribution of the Rights and Shares as set forth in the Canadian offering Memorandum.

Completion and return of a form of application for excess Rights Shares by any person will constitute a warranty and representation to the Company, by such person, that all registration, legal and regulatory requirements, in connection with such application have been or will be duly complied with by that person.

GENERAL

You will be notified by the Company of any allotment of excess Rights Shares made to you. If no excess Rights Shares are allotted to you, a refund cheque for the full amount tendered on application will be posted to you at your own risk and, if the number of excess Rights Shares allotted to you is less than the number applied for, a cheque for the surplus application monies will be posted to you at your own risk. Such posting is expected to take place on or before Friday, 27 November 2009. Any such cheque will be drawn in favour of the person(s) named on this form. It is expected that share certificates in respect of the Rights Shares will be posted at your own risk on or before Friday, 27 November 2009.

All documents, including cheques for amounts due, will be sent by ordinary post at the risk of the relevant applicants or other persons entitled thereto.

This excess application form and all applications pursuant to it shall be governed by and construed in accordance with the laws of Hong Kong.

References in this excess application form to time are to Hong Kong time unless otherwise stated.

By completing, signing and submitting this excess application form, you agree to disclose to the Company and/or its Hong Kong branch share registrar and their respective advisers and agents personal data and any information which they require about you or the person(s) for whose benefit you have made the application for excess Rights Shares. The Personal Data (Privacy) Ordinance provides the holders of securities with rights to ascertain whether the Company or its Hong Kong branch share registrar hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Personal Data (Privacy) Ordinance, the Company and its Hong Kong branch share registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to the Company, at its principal place of business in Hong Kong at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong or as notified from time to time in accordance with applicable law, for the attention of the Company Secretary or (as the case may be) the Hong Kong branch share registrar.

合資格股東及不合資格股東
為符合資格參與供股及根據額外申請表格申請額外供股股份，股東於二零零九年十一月四日（星期三）下午五時正須為本公司之登記股東，且並非不合資格股東。

不合資格股東指居於美國、英國及加拿大（「指明地區」）之股東，除非居於其中一個指明地區之股東於記錄日期已登記為本公司股東，並且符合下文「指明地區內或許可接納其於供股中之權利及申請額外供股股份的有限類別人士」一節內所述之適用豁免規定而被視為合資格股東，則作別論。

收到本額外申請表格及／或任何其他章程文件並不（亦將不會）構成在提呈要約屬違法之該等司法管轄區提呈要約，在該等情況下，本額外申請表格及／或其他章程文件須視為僅供參照處理，亦不應複製或轉發。任何人（包括（並不限於）保管人、代名人及受託人）如收到本額外申請表格及／或任何其他章程文件，不應（就供股而言）將其在、向或由任何指明地區派發或寄發或在、向或由任何指明地區向任何人士轉讓未繳股款供股股份。倘若任何人或其代理或代名人在任何有關地區收到額外申請表格，其不可尋求或根據額外申請表格申請任何額外供股股份，除非本公司及包銷商決定，有關作為不會導致違反適用法律或規管規定，則作別論。任何人（包括（並不限於）保管人、代名人及受託人）如將本額外申請表格或任何其他章程文件在、向或由任何指明地區轉交（無論根據合約或法律責任或其他理由），應促使收件人注意本節內容。

儘管本額外申請表格或任何其他章程文件有任何其他規定，本公司及包銷商保留權利容許任何股東申請額外供股股份，倘若本公司及包銷商按其絕對酌情決定信納有關交易將不會導致違反任何司法管轄區之任何註冊或其他法律規定。

指明地區內或許可接納其於供股中之權利及申請額外供股股份的有限類別人士
以下指明地區內的有限類別人士或許可接納其於供股中之權利及申請額外供股股份：

- 位於美國而本公司合理相信為合資格機構買家之股東及實益擁有人（其身份有待本公司與包銷商協議）或許可根據《證券法》有關豁免註冊之適用規定以私人配售方式購買根據供股提呈之供股股份（因行使根據供股授予之權利）及申請額外供股股份，惟彼等須根據章程之規定，以章程附錄四所載之形式提供簽妥之投資者聲明書，當中亦載有關於轉讓供股股份之限制及手續。

- 居於英國者(a)如屬投資方面事宜擁有專業經驗者及如屬《2005年《2000年金融服務與市場法》（金融推廣）令》（經修訂）（「金融推廣令」）第19(5)條所指明之投資專業人員；(b)如屬《金融推廣令》第49(2)(a)至(d)條所指的人（「高淨值公司、非法團組織等」）；或(c)可另行合法向其派發章程者。

- 位於加拿大而屬國家文書第45-106號「*章程及註冊豁免*」（「NI 45-106」）所界定之「合格投資者」或國家文書第31-103號「*註冊規定及豁免*」（「NI 31-103」）所界定之「認許客戶」。

在上述各自之情況下，本公司及包銷商保留權利可絕對酌情決定是否容許有關參與及申請額外供股股份以及參與者之身份。

陳述及保證
倘若填妥、簽妥及交回本額外申請表格，在美國以外提呈及出售之供股股份的每名認購人即據此向本公司及包銷商作出以下陳述及保證，除非本公司及包銷商按其全權酌情決定豁免有關規定：

- 彼於二零零九年十一月四日（星期三）下午五時正為股東，或彼已依法或可依法從有關人士取得直接或間接權利；
- 彼可合法在其居住或目前所處之司法管轄區獲提呈、接納、行使、取得、認購及收取有關權利及／或供股股份；
- 在若干例外情況的規限下，彼並非居於或處於美國，或為美國之公民；
- 在若干例外情況的規限下，彼並非按非酌情基準為給予接納指示時居於或處於美國，或為美國之公民的人接納收購、接納或行使有關權利或供股股份之建議；
- 彼乃根據《證券法》規例S所界定之「離岸交易」中收購有關權利及／或供股股份；
- 彼並非以《證券法》規例S所界定之任何「指向銷售力度」獲提呈股份；
- 彼收購有關權利或供股股份之目的並非直接或間接向美國提呈、出售、轉讓、交付或分發有關權利或供股股份；及
- 彼明白，有關權利或供股股份均並無（亦將不會）根據《證券法》或在美國任何州、地區或領地之任何證券監管當局註冊，而有關權利及供股股份乃依據規例S在美國以外分發及提呈。因此，彼明白，有關權利或供股股份不可在或向美國提呈、出售、質押或另行轉讓，惟依據《證券法》註冊規定之豁免或在無須遵守《證券法》註冊規定之交易除外。

任何人士根據本額外申請表格申請額外供股股份，即已向本公司及包銷商聲明及保證，除非已提供令本公司信納的證據或確認，證明該人士使用本額外申請表格將不會違反任何司法管轄區的任何適用法律規定：(i)該人士並非身在任何指明地區境內申請額外供股股份；(ii)該人士並非身在任何指明地區或申請額外供股股份或作出或接納要約以認購供股股份或該人士曾經或將以任何方式使用本額外申請表格乃屬違法的任何地區；(iii)於作出申請額外權利指示時該人士並非以非全權委託形式為居於任何指明地區的人士行事；及(iv)該人士並非為直接或間接提呈、出售、轉售、轉讓、交付或分派任何供股股份至任何指明地區而認購該等供股股份。

倘出現下列情況，本公司可視任何本額外申請表格內的額外供股股份之申請為無效：(a)本公司認為其為於任何指明地區簽立或寄發及接納可能涉及違反有關指明地區之法律或申請是可能違反任何司法管轄區的法例，或倘本公司或其代理人相信，二者可能違反任何適用法律或監管規定；(b)就交付供股股份正式股票所提供的地址位於任何指明地區而有關交付屬違法，或就交付供股股份正式股票所提供的地址位於香港以外且交付該等股票乃屬違法的任何其他司法管轄區；或(c)聲稱拒絕上一段所規定的陳述及／或保證。

有關加拿大投資者，已界定之詞彙和用語與本公司於二零零九年十一月四日（星期三）或相近日子就供股而刊發之加拿大發售備忘錄（「加拿大發售備忘錄」）所賦予者具相同涵義。藉著填妥、簽署及遞交本額外申請表格，每名行使供股權並認購股份之加拿大投資者，將被視為已向本公司、各包銷商、彼等各自之經紀－交易商聯屬人士及各參與供股權及股份之分發的交易商作出加拿大發售備忘錄所載之陳述。

任何人士填妥及交回額外供股股份申請表格將構成該位人士對本公司作出之一項保證及聲明，表示該位人士已遵照或將遵照有關該項申請之所有登記、法律及監管規定。

一般事項
閣下將接獲本公司通知有關　閣下所獲配發之任何額外供股股份配額。倘　閣下未獲配發任何額外供股股份，則　閣下在申請認購時所付款項之退款支票及如　閣下獲配發之額外供股股份數目少於所申請數目，則多繳之申請款項之退款支票預期將於二零零九年十一月二十七日（星期五）或之前退還予　閣下，郵誤風險概由　閣下自行承擔。任何該等支票將以本表格所列名之人士為抬頭人。預期有關供股股份之股票將於二零零九年十一月二十七日（星期五）或之前寄出，郵誤風險概由　閣下自行承擔。

所有文件（包括應付款額之支票）將以平郵投遞方式寄發予有關申請人或其他應得人士，郵誤風險概由彼等自行承擔。

本額外申請表格及所有據此作出之申請均須受香港法律管限及根據香港法律詮釋。

除另有説明者外，本額外申請表格內所提及之時間均為香港時間。

倘若填妥、簽署及交回本額外申請表格，　閣下同意向本公司及／或其股份過戶登記處香港分處及彼等各自之顧問及代理披露個人資料及彼等所需而有關　閣下或　閣下為其利益而申請額外供股股份的人之任何資料。《個人資料（私隱）條例》給予證券持有人權利可確定本公司或股份過戶登記處香港分處是否持有其個人資料，索取有關資料之副本，以及改正任何不準確之資料。根據《個人資料（私隱）條例》，本公司及其股份過戶登記處香港分處有權就處理任何查閱資料之要求收取合理費用。有關查閱資料或改正資料或有關政策及慣例以及持有資料種類之資料的所有要求，應寄往本公司之香港主要營業地點（地址為香港中環康樂廣場八號交易廣場第二座二十四樓）或根據適用法律不時通知之地點並以公司秘書為收件人，或（視屬何情況而定）股份過戶登記處香港分處。

* *僅供參考之用*

Form A
表格甲

To be valid, the whole of this document must be returned.
本文件必須整份交還，方為有效。

Provisional Allotment Letter No.
暫定配額通知書編號

IMPORTANT
重要提示

THIS FORM IS VALUABLE AND TRANSFERABLE AND REQUIRES YOUR IMMEDIATE ATTENTION. THE OFFER CONTAINED IN THIS DOCUMENT AND THE ACCOMPANYING FORM OF APPLICATION FOR EXCESS RIGHTS SHARES EXPIRES AT 4:30 P.M. ON THURSDAY, 19 NOVEMBER 2009.
此乃有價值及可轉讓之表格，並應即時處理，本文件及隨附之額外供股股份申請表格所載之供股建議將於二零零九年十一月十九日(星期四)下午四時三十分截止。

IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, OR AS TO THE ACTION TO BE TAKEN, OR IF YOU HAVE SOLD ALL OR PART OF YOUR SHARES OF FIRST PACIFIC COMPANY LIMITED (THE "COMPANY"), YOU SHOULD CONSULT YOUR LICENSED SECURITIES DEALER, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.
閣下如對本表格或應採取之行動有任何疑問或如 閣下已出售 閣下名下全部或部分第一太平有限公司(「本公司」)之股份，應諮詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

A copy of this form, together with a copy of the rights issue prospectus of the Company dated 4 November 2009 (the "Prospectus") and a copy of the form of application for excess Rights Shares, have been registered with the Registrar of Companies in Hong Kong pursuant to Section 342C of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong and will be filed with the Registrar of Companies in Bermuda on or as soon as reasonably practicable after the publication of the Prospectus as required by the Companies Act 1981 of Bermuda. The Registrar of Companies in Hong Kong, the Registrar of Companies in Bermuda and the Securities and Futures Commission in Hong Kong take no responsibility as to the contents of any of these documents.
本表格連同於二零零九年十一月四日刊發之本公司之供股章程(「章程」)及額外供股股份申請表格，已遵照香港法例第32章公司條例第342C條之規定於香港公司註冊處處長註冊，並將會於章程刊發時或其後在合理切實可行範圍內儘快按百慕達一九八一年公司法規定送交百慕達公司註冊處處長存檔。香港公司註冊處處長、百慕達公司註冊處處長與香港證券及期貨事務監察委員會對任何此等文件之內容概不負責。

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and Hong Kong Securities Clearing Company Limited ("HKSCC") take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.
香港交易及結算所有限公司、香港聯合交易所有限公司(「聯交所」)及香港中央結算有限公司(「香港結算」)對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司*

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacific.com
(Stock Code: 00142)
(根據百慕達法例註冊成立之有限公司)
網址：http://www.firstpacific.com
(股份代號：00142)

Branch Share Registrar in Hong Kong:
Computershare Hong Kong Investor Services Ltd.
Shops 1712-1716, 17/F, Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

股份過戶登記處香港分處：
香港中央證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17樓1712-1716室

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

PROPOSED RIGHTS ISSUE OF 643,387,400 RIGHTS SHARES AT THE SUBSCRIPTION PRICE OF HK$3.40 PER RIGHTS SHARE ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY FIVE EXISTING SHARES HELD ON THE RECORD DATE
建議供股 涉及643,387,400股供股股份，有關認購價為每股供股股份3.40港元，有關基準為於記錄日期每持有五股現有股份可獲配發一股供股股份

PAYABLE IN FULL ON ACCEPTANCE BY NOT LATER THAN 4:30 P.M. ON THURSDAY, 19 NOVEMBER 2009
股款須不遲於二零零九年十一月十九日(星期四)下午四時三十分接納時繳足

PROVISIONAL ALLOTMENT LETTER
暫定配額通知書

Name(s) and address of Qualifying Shareholder(s)合資格股東之姓名及地址

COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
SPECIMEN ONLY
樣本只供參考

BOX A 甲欄 Total number of existing Shares registered in your name(s) at 5:00 p.m. on Wednesday, 4 November 2009
於二零零九年十一月四日(星期三)下午五時正登記於 閣下名下之現有股份總數

BOX B 乙欄 Number of Rights Shares allotted to you subject to payment in full on acceptance by no later than 4:30 p.m. on Thursday, 19 November 2009
配發予 閣下之供股股份數目，股款最遲須於二零零九年十一月十九日(星期四)下午四時三十分接納時繳足

BOX C 丙欄 Total subscription monies payable on acceptance in full
應繳認購股款總額，股款須於接納時繳足
HK$ 港元

Please insert your contact telephone no. here:__________
請在此填上 閣下之聯絡電話：__________

Terms defined in the Prospectus have the same meanings herein unless the context otherwise requires.
除非文義另有所指，否則章程所界定之詞彙與本通知書所採用者具有相同涵義。

The Underwriters have the right under the Underwriting Agreement to terminate the Underwriting Agreement by notice to the Company at any time prior to the Latest Time for Termination, in certain circumstances set out in the Underwriting Agreement. Details of the circumstances in which the Underwriters have the right to terminate the Underwriting Agreement are set out below in this provisional allotment letter under the heading "Termination of the Underwriting Agreement."
根據包銷協議，包銷商有權在包銷協議內所載之若干情況下，於最後終止時間前，隨時向本公司發出書面通知終止包銷協議內所載之安排。包銷商有權終止包銷協議之情況詳情，載於本暫定配發通知書下文「終止包銷協議」一節內。

The Rights Issue is conditional upon the Underwriting Agreement becoming unconditional and not being terminated. If the condition of the Rights Issue is not fulfilled, the Rights Issue will not proceed. Any person dealing in the Shares or Rights Shares (including in their nil-paid form) up to the date on which such condition is fulfilled and any person dealing in the securities of the Company from Monday, 9 November 2009 to Monday, 16 November 2009 (being the first and last day of dealing in the nil-paid Rights Shares respectively) will accordingly bear the risk that the Rights Issue may not become unconditional or proceed. Any dealings in the Company's Shares from now up to the date on which the condition to which the Rights Issue is subject is fulfilled, or in the Rights Shares in nil-paid form on the Stock Exchange during the period in which they may be traded in their nil-paid form, will bear the risk that the Rights Issue may not become unconditional or may not proceed.
供股須待包銷協議成為無條件及並無被終止後，方可作實。倘若供股之條件並無獲履行，則供股將不會進行。任何人士如由現時起至有關條件達成當日止買賣股份或供股股份(包括以未繳股款形式)，以及任何人士如由二零零九年十一月九日(星期一)至二零零九年十一月十六日(星期一)(分別為買賣未繳股款之供股股份之首日及最後日期)買賣本公司證券，將須承受供股未必成為無條件或未必進行之風險。由現時起至供股之所有條件達成當日止之任何本公司股份買賣，或於未繳股款供股股份方式進行買賣之期間在聯交所買賣未繳股款供股股份將須承受供股未必成為無條件或未必進行之風險。

Investors who have any doubt about their position are recommended to obtain professional advice from their advisers regarding dealings in Shares or nil-paid Rights Shares during these periods.
投資者如對彼等之立場有任何疑問，應諮詢彼等顧問有關於該等期間買賣股份或未繳股款供股股份之專業意見。

THIS FORM IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES.
本表格不可直接或間接在或向美國刊發、發放或派發。

000098

This page is intentionally left blank.
此乃白頁，特意留空

IN THE EVENT OF TRANSFER OF RIGHTS TO SUBSCRIBE FOR RIGHTS SHARE(S), AD VALOREM STAMP DUTY IS PAYABLE ON EACH SALE AND EACH PURCHASE. A GIFT OR TRANSFER OF BENEFICIAL INTEREST OTHER THAN BY WAY OF SALE IS ALSO LIABLE TO AD VALOREM STAMP DUTY. EVIDENCE OF PAYMENT OF AD VALOREM STAMP DUTY WILL BE REQUIRED BEFORE REGISTRATION OF ANY TRANSFER OF THE ENTITLEMENT(S) TO THE RIGHTS SHARE(S) REPRESENTED BY THIS DOCUMENT.
如轉讓可認購供股股份之認購權，每項買賣均須繳付從價印花稅。除以出售形式外，餽贈或轉讓實益擁有之權益亦須繳付從價印花稅。在送交本文件以登記轉讓任何供股股份權益之前，須出示已繳付從價印花稅之證明。

Form B
表格乙

FORM OF TRANSFER AND NOMINATION
轉讓及提名表格

(To be completed and signed only by (a) Qualifying Shareholder(s) who wish(es) to transfer all of his/her/their right(s) to subscribe for the Rights Shares set out in Box B of Form A)
（只供擬轉讓其／彼等載於表格甲內乙欄之全部供股股份認購權利之合資格股東填寫及簽署）

To: The Directors
First Pacific Company Limited
致：**第一太平有限公司**
列位董事　台照

Dear Sirs,
I/We hereby transfer all of my/our rights to subscribe for the Rights Shares comprised in this provisional allotment letter to the person(s) accepting the same and signing the registration application form (Form C) below.
敬啟者：
本人／吾等茲將本暫定配額通知書所列本人／吾等之供股股份之認購權悉數轉讓予接受此權利並簽署下列登記申請表格（表格丙）之人士。

1. .... 2. .... 3. .... 4. ....

Signature(s) (all joint Shareholders must sign)
簽署（所有聯名股東均須簽署）

Date:........................ 2009　　日期：二零零九年............月............日

Hong Kong stamp duty is payable by the transferor(s) if this form is completed.
填妥此表格後，轉讓人須繳付香港印花稅。

Form C
表格丙

REGISTRATION APPLICATION FORM
登記申請表格

(To be completed and signed only by the person(s) to whom the rights to subscribe for the Rights Shares have been transferred)
（只供承讓供股股份認購權之人士填寫及簽署）

To: The Directors
First Pacific Company Limited
致：**第一太平有限公司**（「貴公司」）
列位董事　台照

Dear Sirs,
I/We request you to register the number of Rights Shares mentioned in Box B of Form A in my/our name(s). I/We agree to accept the same on the terms embodied in this provisional allotment letter and the Prospectus and subject to the memorandum of association and the Bye-laws of the Company.
敬啟者：
本人／吾等謹請　貴董事會將表格甲內乙欄所列之供股股份數目，登記於本人／吾等名下。本人／吾等同意按照本暫定配額通知書及章程所載條款，以及在　貴公司之組織章程大綱及細則規限下，接納此等供股股份。

Existing Shareholder(s) Please mark "X" in this box 現有股東請在本欄內填上「X」號	

To be completed in **BLOCK** letters in **ENGLISH**. Joint applicants should give one address only. 請用**英文正楷**填寫。聯名申請人只須填報一個地址。				
Name in English 英文姓名	Family name（姓氏）	Other names（名字）	Name in Chinese 中文姓名	
Name continuation and/or name(s) of joint applicant(s) (if required) 姓名（續）及／或聯名申請人姓名（如有需要）				
Address in English (joint applicants shall give one address only) 英文地址（聯名申請人只須填報一個地址。）				
Occupation 職業			Tel. No. 電話號碼	
Dividend Instructions 股息指示			Bank account No. 銀行賬戶號碼	
Name and address of bank 銀行名稱及地址			BANK 銀行 / BRANCH 分行 / ACCOUNT 賬戶	

1. .... 2. .... 3. .... 4. ....

Signature(s) (all joint applicants must sign)
簽署（所有聯名申請人均須簽署）

Date:........................ 2009　　日期：二零零九年............月............日

Hong Kong stamp duty is payable by the transferee(s) if this form is completed.
填妥此表格後，承讓人須繳付香港印花稅。

Names of Chinese applicants must be given both in English and in Chinese characters.
華裔申請人須填寫中英文姓名。

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange, and compliance with the stock admission requirements of HKSCC, the Rights Shares in their nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in the Central Clearing and Settlement System ("CCASS") with effect from the respective commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.
待未繳股款及繳足股款之供股股份獲准於聯交所上市及買賣，並符合香港結算之證券收納規定後，未繳股款及繳足股款供股股份將獲香港結算接納為合資格證券，自未繳股款及繳足股款供股股份各自開始於聯交所買賣當日或香港結算指定之其他日期起，可於中央結算及交收系統(「中央結算系統」)寄存、結算及交收。聯交所參與者於任何交易日進行之交易，必須於其後第二個營業日在中央結算系統進行交收。於中央結算系統進行之所有活動均須遵守不時有效之《中央結算系統一般規則》及《中央結算系統運作程序守則》。

Dealings in the shares of the Company may be settled through CCASS operated by HKSCC and you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser for details of those settlement arrangements and how such arrangements may affect your rights and interests.
本公司股份之買賣可通過由香港結算建立和營運的中央結算系統結算。 閣下應諮詢 閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問，以了解結算安排詳情以及有關安排可能如何影響 閣下之權利及權益。

TO ACCEPT THIS PROVISIONAL ALLOTMENT OF RIGHTS SHARES IN FULL YOU MUST LODGE THIS FORM INTACT WITH THE COMPANY'S SHARE REGISTRAR, COMPUTERSHARE HONG KONG INVESTOR SERVICES LTD., SHOPS 1712-1716, 17/F, HOPEWELL CENTRE, 183 QUEEN'S ROAD EAST, WAN CHAI, HONG KONG TOGETHER WITH A REMITTANCE IN HONG KONG DOLLARS FOR THE FULL AMOUNT SHOWN IN BOX C ABOVE SO AS TO BE RECEIVED BY THE COMPANY'S BRANCH SHARE REGISTRAR NOT LATER THAN 4:30 P.M. ON THURSDAY, 19 NOVEMBER 2009. ALL REMITTANCES MUST BE MADE IN HONG KONG DOLLARS AND CHEQUES MUST BE DRAWN ON A BANK ACCOUNT WITH, OR CASHIER'S ORDERS MUST BE ISSUED BY A LICENSED BANK IN HONG KONG AND MADE PAYABLE TO "**FIRST PACIFIC COMPANY LIMITED – RIGHTS ISSUE ACCOUNT**" AND CROSSED "ACCOUNT PAYEE ONLY". INSTRUCTIONS ON TRANSFER AND SPLITTING ARE SET OUT OVERLEAF. NO RECEIPT WILL BE GIVEN.
閣下如欲接納全部供股股份之暫定配額，須將本表格整份連同上文丙欄所示將由本公司之股份過戶登記處分處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)收取之港元全數股款，最遲於二零零九年十一月十九日(星期四)下午四時三十分前交回上述本公司之股份過戶登記處，所有股款須以港元繳付，並以在香港持牌銀行戶口開出之支票或以香港持牌銀行發出之銀行本票支付。所有支票或銀行本票均須註明抬頭人為「**FIRST PACIFIC COMPANY LIMITED – RIGHTS ISSUE ACCOUNT**」，並以「只准入抬頭人賬戶」劃線方式開出。有關轉讓及分拆配額之指示載於背頁。本公司將不另發股款收據。

Each person accepting the provisional allotment specified in this document:
- confirms that he/she/it has read the terms and conditions and acceptance procedures set out on the pages attached to this provisional allotment letter and in the Prospectus and agrees to be bound by them; and
- agrees that this provisional allotment letter, and the resulting contract, will be governed by and construed in accordance with Hong Kong law.

接納本文件所載之暫定配額的每位人士均：
- 確認其已閱讀本暫定配額通知書所附頁數及章程所載之條款及條件以及接納手續，並同意受其約束；及
- 同意本暫定配額通知書及因此構成之合約須受香港法律管限及根據香港法律詮釋。

* *For identification purposes only*
* *僅供參考之用*



FIRST PACIFIC COMPANY LIMITED

第一太平有限公司*

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacific.com
(Stock Code: 00142)

4 November 2009

Dear Qualifying Shareholder(s),

INTRODUCTION

In accordance with the terms and conditions of this provisional allotment letter and those set out in the Prospectus and subject to the memorandum of association and the Bye-laws of the Company, the Directors have provisionally allotted to you the number of Rights Shares in the Company indicated on the front page of this provisional allotment letter on the basis of one Rights Share for every five Existing Shares in the Company registered in your name in the register of members of the Company as at 5:00 p.m. on Wednesday, 4 November 2009. Your holding of Existing Shares in the Company as at that date is set out in Box A on the front page of this provisional allotment letter and the number of Rights Shares provisionally allotted to you is set out in Box B on the front page of this provisional allotment letter. Terms defined in the Prospectus have the same meanings when adopted herein unless the context otherwise requires.

You have the right to acquire the Rights Shares provisionally allotted to you at a price of HK$3.40 per Rights Share payable in full on acceptance, in the manner set out below, by not later than 4:30 p.m. on Thursday, 19 November 2009.

You may, subject to the section headed "Qualifying Shareholders and Non-Qualifying Shareholders" below, accept all or any number of the Rights Shares provisionally allotted to you hereunder or dispose of your right to all or any of them. If you wish to accept only part of your provisional allotment and to transfer the remainder or to transfer your provisional allotment to more than one person, you should refer to the instructions in the section headed "Splitting" below. If you wish to transfer all of your provisional allotment you should refer to the instructions in the section headed "Transfer" below.

The Rights Issue is conditional upon the Underwriting Agreement becoming unconditional and not being terminated. If the condition of the Rights Issue is not fulfilled, the Rights Issue will not proceed.

RIGHTS SHARES

The Rights Shares, when allotted, issued and fully-paid, will rank pari passu in all respects with the Shares then in issue such that holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions the record dates of which are on or after the date of allotment of the Rights Shares.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange, as well as compliance with the Stock Exchange admission requirements of HKSCC, the Rights Shares in their nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the respective commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

PROCEDURE FOR ACCEPTANCE

Any person (including, without limitation, agents, nominees and trustees) outside Hong Kong wishing to take up his/her/its rights under the Rights Issue must satisfy himself/herself/itself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. The attention of Shareholders with registered addresses in any of the Specified Territories or holding Shares on behalf of persons with such addresses is drawn to the section below headed "Qualifying Shareholders and Non-Qualifying Shareholders".

Qualifying Shareholders who wish to take up their provisional allotment of Rights Shares in full, must lodge the whole of this provisional allotment letter intact with the Company's branch share registrar, Computershare Hong Kong Investor Services Ltd., Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, together with a remittance for the full amount payable on acceptance, as shown in Box C on the front page of this provisional allotment letter, so as to be received by not later than 4:30 p.m. on Thursday, 19 November 2009. All remittances must be in Hong Kong dollars and cheques must be drawn on a bank account with, or cashier's orders must be issued by, a licensed bank in Hong Kong and made payable to "**First Pacific Company Limited — Rights Issue Account**" and crossed "Account Payee Only". Such payment will constitute acceptance of the provisional allotment on the terms of this provisional allotment letter and the Prospectus and subject to the memorandum of association and the Bye-laws of the Company. No receipt will be given for such remittances. All enquiries in connection with this provisional allotment letter should be addressed to the Company's branch share registrar in Hong Kong at the above address.

It should be noted that, unless a provisional allotment letter, duly completed, together with the appropriate remittance shown in Box C on the front page of this provisional allotment letter, has been received as described above by 4:30 p.m. on Thursday, 19 November 2009, whether by the original allottee or any person in whose favour the rights have been validly transferred, your provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled. The Company may (as its sole discretion) treat a provisional allotment letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if not completed in accordance with the relevant instructions.

SPLITTING

If you wish to accept only part of your provisional allotment or transfer a part of your rights to subscribe for the Rights Shares provisionally allotted to you hereunder or to transfer all or part of your rights to more than one person, this original allotment letter must be surrendered and lodged for cancellation with a covering letter stating clearly the number of split provisional allotment letters required and the number of nil-paid Rights Shares to be comprised in each split provisional allotment letter (which, in aggregate, should be equal to the number of Rights Shares provisionally allotted to you as set out in Box B on the front page of this provisional allotment letter), by no later than 4:30 p.m. on Wednesday, 11 November 2009 with the Company's branch share registrar, Computershare Hong Kong Investor Services Ltd., at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, who will cancel this original provisional allotment letter and issue new provisional allotment letters in the denominations required which will be available for collection at the Company's branch share registrar, Computershare Hong Kong Investor Services Ltd., Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, after 9:00 a.m. on the third Business Day after the surrender of this original provisional allotment letter.

It should be noted that Hong Kong stamp duty is payable in connection with the transfer of your rights to subscribe for the relevant Rights Shares to the transferee(s) and the acceptance by the transferee(s) of such rights. The Company may (as its sole discretion) treat a provisional allotment letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if not completed in accordance with the relevant instructions.

TRANSFER

If you wish to transfer all of your provisional allotment to another person you should complete and sign the "Form of Transfer and Nomination" (Form B) in this provisional allotment letter and hand the completed and signed provisional allotment letter to the person to or through whom you are transferring your provisional allotment. The transferee must then complete and sign the "Registration Application Form" (Form C) in this provisional allotment letter and lodge this provisional allotment letter intact together with a remittance for the full amount payable on acceptance with the Company's branch share registrar, Computershare Hong Kong Investor Services Limited, at the address given above, to effect the transfer by no later than 4:30 p.m. on Thursday, 19 November 2009.

It should be noted that Hong Kong stamp duty is payable in connection with the transfer of your rights to subscribe for the relevant Rights Shares to the transferee(s) and the acceptance by the transferee(s) of such rights. The Company may (as its sole discretion) treat a provisional allotment letter as valid and binding on the person(s) by whom or on whose behalf it is lodged even if not completed in accordance with the relevant instructions.

The Company and the Underwriters reserve the right to refuse to register any transfer in favour of any person in respect of which the Company or the Underwriters believe such transfer may violate applicable legal or regulatory requirements.

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司*

(根據百慕達法例註冊成立之有限公司)
網址：http://www.firstpacific.com
(股份代號：00142)

敬啟者：

緒言

根據本暫定配額通知書及章程所載之條款及條件，並在本公司之組織章程大綱及細則的規限下，本公司董事已暫定配發本暫定配額通知書首頁所載數目之本公司供股股份予　閣下，基準為於二零零九年十一月四日(星期三)下午五時正以　閣下名義在本公司股東登記冊上登記每五股現有本公司股份可獲配發一股供股股份。　閣下於該日持有之現有本公司股份列於本暫定配額通知書首頁甲欄，而所獲暫定配發之供股股份數目則列於本暫定配額通知書首頁乙欄。除文義另有所指外，於章程中已界定之詞彙與本函件所採用者具相同涵義。

閣下有權不遲於二零零九年十一月十九日(星期四)下午四時三十分根據下文所載之方式按每股供股股份3.40港元之價格收購暫定配發予　閣下之供股股份。

在下文「合資格股東及不合資格股東」一節的規限下，　閣下可接納據此暫定配發予　閣下之全部或任何數目的供股股份，或出售　閣下之全部或任何有關權利。　閣下如欲只接納　閣下之部分暫定配額並將餘額轉讓，或擬將　閣下之暫定配額轉讓予超過一人，則　閣下應參閱下文「分拆」一節內之指示。　閣下如欲轉讓　閣下之全部暫定配額，則　閣下應參閱下文「轉讓」一節內之指示。

供股須待包銷協議成為無條件及並無被終止後，方可作實。倘若供股之條件並無獲履行，則供股將不會進行。

供股股份

供股股份於配發、發行及繳足後，於各方面將與當時已發行之股份享有同等權益，故該等繳足股款供股股份持有人將有權收取有關記錄日期為供股股份配發當日或之後的所有未來股息及分派。

待未繳及繳足股款供股股份獲准於聯交所上市及買賣，以及符合香港結算之聯交所收納規定後，未繳及繳足股款供股股份將獲香港結算接納為合資格證券，可自未繳及繳足股款供股股份各自於聯交所開始買賣之日或由香港結算選定之任何其他日期起，在中央結算系統內寄存、結算及交收。聯交所參與者之間在任何交易日交易之交收須在其後第二個交易日在中央結算系統內進行。所有在中央結算系統之活動均須依據其不時生效之中央結算系統一般規則及中央結算系統運作程序規則進行。

接納手續

香港以外的任何人(包括(並不限於)代理、代名人及受託人)如欲接納彼等於供股之權利，須使自己信納其已全面遵守任何相關地區之適用法律，包括取得任何政府或其他同意、符合任何其他所需之正式手續，以及繳納相關地區之任何發行、轉讓或其他稅項。登記地址位於任何指明地區或代擁有有關地址者持有股份之股東，敬請注意下文「合資格股東及不合資格股東」一節。

合資格股東如欲全數接納其供股股份暫定配額，必須將整份暫定配額通知書連同本暫定配額通知書首頁丙欄所示須於接納供股股份時應付之全數股款，於二零零九年十一月十九日(星期四)下午四時三十分前交回本公司之股份過戶登記處分處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)。所有股款須以港元繳付，並以在香港持牌銀行戶口開出之支票或以香港持牌銀行發出之銀行本票支付。所有支票或銀行本票均須註明抬頭人為「**First Pacific Company Limited – Rights Issue Account**」，並以「只准入抬頭人賬戶」劃線方式開出。繳付股款後，即表示已按本暫定配額通知書及章程所載之條款，及在本公司組織章程大綱及細則之規限下接納暫定配額。本公司將不另發股款收據。所有有關本暫定配額通知書之查詢均須寄交上述地址之本公司香港股份過戶登記處分處。

謹請注意，除非由原獲配售人或以本身名義經已獲有效轉讓有關權利之任何人士填妥之暫定配額通知書連同本暫定配額通知書首頁丙欄所示之應繳股款已按上文所述於二零零九年十一月十九日(星期四)下午四時三十分前送達，否則　閣下之暫定配額及一切據此而獲得之權利將視作已遭放棄而被取消。本公司或會(全權酌情)將並未遵照有關指示填妥之暫定配額通知書視作有效，且對交回之人士或代表其交回之人士具有約束力。

分拆

閣下如欲只接納　閣下之部分暫定配額，或轉讓據此暫定配發予　閣下之認購供股股份之部分權利，或向超過一名人士轉讓其全部或部分權利，則　閣下須將此份原通知書連同清楚註明所需要的分拆暫定配額通知書數目及每份暫定配額通知書包含的未繳股款供股股份數目(兩者合共應相等於本暫定配額通知書首頁乙欄所載列暫定配發予　閣下的供股股份數目)的信件，須在不遲於二零零九年十一月十一日(星期三)下午四時三十分前交回及送遞本公司之股份過戶登記處分處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)，以供註銷，而本公司股份過戶登記處分處將會註銷此份原暫定配額通知書，並按所需數目發出新暫定配額通知書。新暫定配額通知書將可於交回此份原暫定配額通知書後第三個營業日上午九時正後於本公司股份過戶登記處分處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)領取。

務請注意，　閣下轉讓有關供股股份之認購權予承讓人時須繳付印花稅，而承讓人於接納有關權利時亦須繳付印花稅。本公司或會(全權酌情)將並未遵照有關指示填妥之暫定配額通知書視作有效，且對交回之人士或代表其交回之人士具有約束力。

轉讓

閣下如欲轉讓　閣下之暫定配額予其他人士，　閣下應填妥及簽署本暫定配額通知書內之「轉讓及提名表格」(表格乙)，並將填妥及簽妥之暫定配額通知書轉交　閣下之暫定配額的承讓人或經手轉讓的人士。承讓人其後須填妥及簽署本暫定配額通知書內之「登記申請表格」(表格丙)，並將整份暫定配額通知書連同接納時應付全部款項的股款，在不遲於二零零九年十一月十九日(星期四)下午四時三十分前送交本公司之股份過戶登記處分處香港中央證券登記有限公司(地址見上文)，以進行轉讓。

務請注意，　閣下轉讓有關供股股份之認購權予承讓人時須繳付印花稅，而承讓人於接納有關權利時亦須繳付印花稅。本公司或會(全權酌情)將並未遵照有關指示填妥之暫定配額通知書視作有效，且對交回之人士或代表其交回之人士具有約束力。

本公司及包銷商保留權利拒絕受理以任何人士為受益人的任何轉讓登記，如本公司或包銷商就此相信該轉讓或會違反適用法例或監管規定。

TERMINATION OF THE UNDERWRITING AGREEMENT

It should be noted that the Underwriting Agreement grants the Underwriters the right to terminate the Underwriting Agreement by notice to the Company at any time prior to the Latest Time for Termination if: (a) any of the following shall have come to the notice of the Underwriters or the Underwriters shall have reasonable cause to believe after the date of the Underwriting Agreement: (i) that any statement contained in any of the Announcement, the Prospectus Documents or any supplementary prospectus was or has become untrue, incorrect or misleading in any material respect; or (ii) that any matter has arisen or been discovered which would, if the Announcement, the Prospectus Documents or any supplementary prospectus had been issued at that time, constitute a material omission therefrom if it had not been disclosed in the Announcement, the Prospectus Documents or any supplementary prospectus; or (iii) that the Company is required by any applicable law or regulatory rule to issue a supplementary prospectus in connection with the Rights Issue; or (iv) that any of the warranties given by the Company pursuant to the Underwriting Agreement is (or would if repeated at that time be) untrue or breached; or (v) any event, act or omission which gives rise or is likely to give rise to any liability of the Company pursuant to the indemnities contained in the Underwriting Agreement; or (vi) any breach of any of the obligations or undertakings of the Company under the Underwriting Agreement; or (vii) any adverse change or prospective adverse change in the business or in the financial or trading position or prospects of the Company or any of its subsidiaries or PLDT which in the opinion of the Underwriters is material in the context of the Rights Issue; or (viii) any of the obligations or undertakings of the Controlling Shareholder under the Controlling Shareholder's Undertaking have not been complied with; or (ix) the permission to deal in and the listing of the Rights Shares (in their nil-paid and fully-paid forms) has been withdrawn by the Stock Exchange; or (x) any suspension in trading of Shares on the Stock Exchange for a continuous period of more than one Business Day (other than any suspension for the purpose of obtaining clearance from the Stock Exchange for the publication of the Announcement); or (b) there develops, occurs, exists or comes into force: (i) any event or series of events in the nature of force majeure (including, without limitation, any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out, outbreak or escalation of hostilities (whether or not war is declared) or declaration of national or international emergency or calamity or crisis) in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business; or (ii) any new law or regulation or any change in existing laws or regulations (or any change in the interpretation or application thereof by any court or other competent authority) in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business; or (iii) the declaration of a banking moratorium by the relevant Hong Kong authorities; or (iv) any event or series of events concerning or relating to or otherwise having an effect on, or any change in, local (including, without limitation, Hong Kong), national, regional or international financial, political, military, industrial, economic, legal, fiscal or regulatory matters or conditions; or (v) any change in the conditions of local, national or international securities markets (including, without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange, the Singapore Stock Exchange, the Philippine Stock Exchange or the Indonesia Stock Exchange); or (vi) a change or development including a prospective change in taxation or exchange control in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business which will or may adversely affect the Company or any of its subsidiaries or PLDT or the present or prospective shareholders of the Company, and which, in any such case and in the absolute opinion of the Underwriters, will or may (A) be materially adverse to, or materially and prejudicially affect, the business or financial or trading position or prospects of the Company, its subsidiaries and PLDT as a whole or the Rights Issue or the success thereof; or (B) make it inadvisable or inexpedient to proceed with the Rights Issue; or (C) have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms.

CHEQUES AND CASHIER'S ORDERS

All cheques and cashier's orders will be presented for payment immediately following receipt and all interest earned on such monies will be retained for the benefit of the Company. Any provisional allotment letter in respect of which the accompanying cheque or cashier's order is dishonoured on first presentation is liable to be rejected, and in that event the provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled. Completion and return of a provisional allotment letter together with a cheque or cashier's order in payment for the Rights Shares accepted will constitute a warranty by the applicant that the cheque or cashier's order will be honoured on first presentation deemed to have been declined and will be cancelled.

SHARE CERTIFICATES AND REFUND CHEQUES FOR THE RIGHTS ISSUE

It is expected that share certificates for all fully-paid Rights Shares are be posted on or around Friday, 27 November 2009 to those Qualifying Shareholders who have accepted and (where applicable) applied for, and paid for, the Rights Shares by ordinary mail at their own risk. Refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares (if any) are expected to be posted on or around Friday, 27 November 2009 by ordinary mail to the applicants at their own risk.

EXCESS RIGHTS SHARES

The Qualifying Shareholders may apply, by way of excess application, for Rights Shares representing unsold fractional entitlements, together with any Rights Shares provisionally allotted but not accepted by Qualifying Shareholders or otherwise subscribed for by transferees of nil-paid Rights Shares and any Rights Shares representing any unsold entitlements of the Non-Qualifying Shareholders (if any).

Application for excess Rights Shares may be made by completing a prescribed form of application for excess Rights Shares. The board of the Company will allocate the excess Rights Shares at its discretion on a fair and equitable basis, but will give preference to topping-up odd lots of Shares to whole board lots of Shares.

Beneficial Owners whose Shares are held by a Registered Owner, or which are held in CCASS, should note that the Registered Owner (including CCASS) is regarded as a single Shareholder according to the register of members of the Company. Accordingly, Beneficial Owners whose Shares are registered in the name of a Registered Owner, or which are held in CCASS, should note that the aforesaid arrangement in relation to the top-up of odd lots for allocation of excess Rights Shares will not be extended to them individually.

If a Qualifying Shareholder wishes to apply for any Rights Shares in addition to his provisional allotment, he must complete and sign an excess application form and lodge it, together with a separate remittance for the amount payable on application in respect of the excess Rights Shares applied for, with the Company's branch share registrar by 4:30 p.m. on Thursday, 19 November 2009, or such later time and/or date as may be agreed between the Company and the Underwriters.

FRACTIONAL ENTITLEMENTS

The Company will not provisionally allot fractions of Rights Shares in their nil-paid or fully-paid forms.

The aggregate of fractions of the Rights Shares, in nil-paid form, will be provisionally allotted to a nominee appointed by the Company, and if a premium of more than HK$100 (net of expenses) can be obtained, will be sold by the Company or its appointed nominee in nil-paid form on the Stock Exchange. The net proceeds of such sale will be retained by the Company.

Any unsold fractions of the Rights Shares will be made available for excess applications on excess application forms by Qualifying Shareholders.

DISTRIBUTION OF THIS PROVISIONAL ALLOTMENT LETTER AND THE OTHER PROSPECTUS DOCUMENTS

This provisional allotment letter shall only be sent to the Qualifying Shareholders.

Distribution of this provisional allotment letter and the other Prospectus Documents into jurisdictions other than Hong Kong may be restricted by law. Persons into whose possession this provisional allotment letter or any of the other Prospectus Documents come (including, without limitation, agents, custodians, nominees and trustees) should inform themselves of and observe any such restrictions. Any failure to comply with those restrictions may constitute a violation of the securities laws of any such jurisdiction. Any Shareholder or Beneficial Owner who is in any doubt as to his/her position should consult an appropriate professional adviser without delay. In particular, subject to certain exceptions as agreed between the Company and the Underwriters, this provisional allotment letter and the other Prospectus Documents should not be distributed, forwarded to or transmitted in, into or from any of the Specified Territories.

The Prospectus Documents will not be registered under the applicable securities legislation of any jurisdiction other than Hong Kong and Bermuda.

QUALIFYING SHAREHOLDERS AND NON-QUALIFYING SHAREHOLDERS

To qualify for the Rights Issue and to accept the Rights Shares provisionally allotted under the provisional allotment letter, a Shareholder must have been registered as a member of the Company as at 5:00 p.m. on Wednesday, 4 November 2009 and not be a Non-Qualifying Shareholder.

The Non-Qualifying Shareholders are Shareholders resident in the US, the UK and Canada (the "Specified Territories"), except that a Shareholder resident in one of the Specified Territories who was registered as a member of the Company on the Record Date and who fulfils the requirements of an applicable exemption described in the section below headed "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue" is regarded as a Qualifying Shareholder.

Arrangements will be made for the Rights Shares which would otherwise have been available to be taken up by the Non-Qualifying Shareholders to be sold in the market in their nil-paid form on any one or more of the last three dealing days of the period for dealing in nil-paid Rights Shares (the last day of such period is Monday, 16 November 2009), if a premium (net of expenses) can be obtained. The proceeds of such sale, less expenses, will be paid to the Non-Qualifying Shareholders pro-rata to their shareholdings held as at 5:00 p.m. on Wednesday, 4 November 2009. The Company will retain individual amounts of HK$100 or less for its own benefit. Any unsold entitlement of Non-Qualifying Shareholders to the Rights Shares, together with any Rights Shares provisionally allotted but not accepted by the Qualifying Shareholders or otherwise subscribed for by transferees of nil-paid Rights Shares and any unsold fractions of the Rights Shares (see the section headed "Fractional Entitlements" above) will be made available for excess applications on excess application forms by Qualifying Shareholders.

Receipt of this provisional allotment letter and/or any other Prospectus Document does not and will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this provisional allotment letter and/or the other Prospectus Documents must be treated as sent for information only and should not be copied or redistributed. Persons (including, without limitation, custodians, nominees and trustees) who receive a copy of this provisional allotment letter and/or any other Prospectus Document should not, in connection with the Rights Issue, distribute or send the same in, into or from, or transfer nil-paid Rights Shares to

終止包銷協議

敬請注意，包銷協議給予包銷商權利，倘若出現以下情況，可於最後終止時間前，隨時向本公司發出書面通知終止包銷協議內所載之安排：(a)倘若於包銷協議日期後，包銷商獲悉以下任何事項或包銷商有合理因由相信：(i)於該公告、章程文件或任何補充章程所載的任何陳述在任何重大方面於當時為或已成為失實、不正確或有誤導性；或(ii)發生或發現任何事宜，而倘若該公告、章程文件或任何補充章程於當時已經發出，如其並未於該公告、章程文件或任何補充章程中披露，會構成其重大遺漏事宜；或(iii)任何適用法律或監管規則規定本公司須就供股發出補充章程；或(iv)本公司於包銷協議所給予之任何保證為(或倘若於當時重覆會是)失實或違反；或(v)根據包銷協議所載之彌償導致或可能導致本公司須負上任何法律責任的任何事件、作為或遺漏；或(vi)本公司違反其於包銷協議之任何責任或承諾；或(vii)本公司或其任何附屬公司或PLDT的業務或財務或經營狀況或前景有任何不利逆轉或潛在不利轉變，而包銷商認為對供股屬重大改變；或(viii)控股股東未有遵守其於控股股東之承諾的任何責任或承諾；或(ix)聯交所撤回有關(未繳股款及繳足股款)供股股份上市及買賣之批准；或(x)股份在連續多過一個營業日期間暫停在聯交所買賣(就發表該公告取得聯交所審批有關之任何停牌除外)；或(b)以下事件被發現、出現、存在或生效：(i)本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務發生任何一件或一連串不可抗力事件(包括(但不限於)天災、戰爭、騷亂、擾亂公眾秩序、內亂、火災、水災、爆炸、疫症、恐怖主義活動、罷工或閉廠、敵對行為爆發或升級(無論有否宣戰)或宣佈全國或國際間進入緊急狀態或災難或危機)；或(ii)本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務頒佈任何新法律或規例或現有法律或規例出現任何變動(或任何法院或其他主管當局更改其詮釋或應用)；或(iii)香港有關當局宣佈銀行停止經營；或(iv)出現任何事件或一連串事項，而其涉及或有關或以其他方式影響當地(包括(但不限於)香港)、國家、地區或國際金融、政治、軍事、工業、經濟、法律、財政或監管事宜或狀況或其任何變動；或(v)任何當地、國家或國際證券市場之狀況出現任何變動(包括(但不限於)任何全面禁止、暫停或重大限制聯交所、新加坡證券交易所、菲律賓證券交易所或印尼證券交易所的證券買賣)；或(vi)本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務的稅務或外匯管制出現變動或發展(包括潛在發展)，而其將會或可能對本公司或其任何附屬公司或PLDT或本公司之現有或未來股東產生不利影響，而在任何有關情況下，包銷商全權認為，將會或可能：(A)對本公司、其附屬公司及PLDT的整體業務或財務或貿易狀況或前景或對供股或其成功產生重大不利影響或構成重大損害；或(B)導致繼續進行供股成為不智或不適宜；或(C)導致包銷協議的任何部分(包括包銷)未能根據其條款履行。

支票及銀行本票

所有支票及銀行本票於收訖後隨即過戶，而有關款項之全部利息將撥歸本公司所有。任何暫定配額通知書所隨附之支票或銀行本票未能於首次過戶時兌現，有關通知書有可能被拒絕受理，在此情況下，該暫定配額通知書下的暫定配額及所有權利將被視為已遭拒絕及將予以註銷。填妥之暫定配額通知書連同所接納供股股份之付款支票或銀行本票交回後將構成申請人之一項保證，表示該支票或銀行本票於首次過戶時將可兌現。

供股之股票及退款支票

預期所有繳足股款供股股份之股票將於二零零九年十一月二十七日(星期五)或前後以普通郵遞方式寄發予已接納及(如適用)申請認購供股股份並繳交股款之合資格股東，郵誤風險概由彼等自行承擔。預期全部或部分不獲接納額外供股股份申請(如有)之退款支票將於二零零九年十一月二十七日(星期五)或前後以普通郵遞方式寄發予申請人，郵誤風險概由彼等自行承擔。

額外供股股份

合資格股東可以額外申請之方式申請認購有關未出售之零碎配額之供股股份、暫定配發但未獲合資格股東接納或另行獲未繳股款供股股份承讓人認購之任何供股股份，以及不合資格股東之任何未售配額有關的任何供股股份(如有)。

合資格股東可填妥特設之額外供股股份申請表格申請認購額外供股股份。本公司董事會將按公平合理之基準酌情分配額外供股股份，惟將優先處理將手持不足一手買賣單位之股份湊足成完整股份買賣單位之申請。

由登記持有人或中央結算系統持有股份之實益擁有人務請注意，董事會將根據本公司之股東登記冊視登記持有人(包括中央結算系統)為單一股東。因此，以登記持有人之名義登記或由中央結算系統持有股份之股東務須注意，上述配發額外供股股份以湊整手持不足一手買賣單位之安排將不會個別適用於彼等。

合資格股東如欲申請認購其暫定配額以外之任何供股股份，則必須填妥並簽署額外申請表格，並於二零零九年十一月十九日(星期四)下午四時三十分或本公司與包銷商協定之較後時間及／或日期之前，連同就所申請額外供股股份須於申請時支付之股款一併交回本公司之股份過戶登記處分處。

零碎股份權益

本公司將不會暫定配發零碎未繳股款或繳足股款供股股份。

彙集所得之未繳股款供股股份將會暫定配發予本公司委任之代名人。倘若可獲得溢價超過100港元(於扣除有關費用後)，則本公司或其委任之代名人將會以未繳股款方式在聯交所出售。出售所得款項之淨額將會由本公司保留。

任何未出售之零碎供股股份將可供合資格股東以額外申請表格作出額外申請。

派發本暫定配額通知書及其他章程文件

本暫定配額通知書只可向合資格股東寄發。

派發本暫定配額通知書及章程文件至香港以外的司法管轄區可能受法律限制。擁有本暫定配額通知書或任何其他章程文件的人士(包括(並不限於)代理、保管人、代名人及受託人)須知悉並遵守任何有關限制。未能遵守該等限制可能構成違反任何有關司法管轄區的證券法例。任何股東或實益擁有人如對其狀況有任何疑問，應儘快諮詢合適之專業顧問。尤其是，除本公司與包銷商協定的若干例外情況外，本暫定配額通知書及其他章程文件不應於任何指明地區派發、送交或送呈。

章程文件將不會根據香港及百慕達以外任何司法管轄區之適用證券法例註冊。

合資格股東及不合資格股東

為符合資格參與供股及接納根據暫定配額通知書所暫定配發之供股股份，股東於二零零九年十一月四日(星期三)下午五時正須為本公司之登記股東，且並非不合資格股東。

不合資格股東指居於美國、英國及加拿大(「指明地區」)之股東，除非居於其中一個指明地區之股東於記錄日期已登記為本公司股東，並且符合下文「指明地區內或許可接納其於供股中之權利的有限類別人士」一節內所述之適用豁免規定而被視為合資格股東，則作別論。

有關原可供不合資格股東接納之供股股份，如在扣除開支後可獲得溢價，則本公司將會作出安排，於未繳股款供股股份買賣期間之最後三個交易日任何一日或多日(有關期間之最後一日為二零零九年十一月十六日(星期一))，以未繳股款方式在市場上出售。有關出售所得款項(於扣除有關開支後)，本公司將根據彼等於二零零九年十一月四日(星期三)下午五時正之持股量按比例支付予不合資格股東。至於100港元或不足100港元之個別款項將由本公司保留。不合資格股東之任何未售配額有關的任何供股股份，連同暫定配發但未獲合資格股東接納或另行獲未繳股款供股股份承讓人認購之任何供股股份以及有關未出售之零碎配額之供股股份(見上文「零碎股份權益」一節)，將可供合資格股東以額外申請表格額外申請。

收到本暫定配額通知書及／或任何其他章程文件並不(亦將不會)構成在提呈要約屬違法之該等司法管轄區提呈要約，在該等情況下，本暫定配額通知書及／或其他章程文件須視為僅供參照處理，亦不應複製或轉發。任何人(包括(並不限於)保管人、代名人及受託人)如收到本暫定配額通知書及／或任何其他章程文件，不應(就供股而言)將其在、向或由任何指明地區派發或寄發或在、向或由任何指明地區向任何人士轉讓未繳股款供股股份。倘若任何人或其代理或代名人在任何有關地區收到暫定配額通知書或額外申請表格，其不可尋求接納暫定配額通知書或額外申請表格內所述之權利或轉讓暫定配額通知書(或根據額外申請表格申請任何額外供股股份)，除非本公司及包銷商決定，有關作為不會導致違反適用

any person in, into or from, any of the Specified Territories. If a provisional allotment letter or excess application form is received by any person in any such territory, or by his/her agent or nominee, he/she must not seek to take up the rights referred to in the provisional allotment letter or excess application form or transfer the provisional allotment letter (or apply for any excess Rights Shares under the excess application form) unless the Company and the Underwriters determine that such actions would not violate applicable legal or regulatory requirements. Any person (including, without limitation, custodians, nominees and trustees) who does forward this provisional allotment letter or any other Prospectus Document in, into or from any Specified Territory (whether under a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this section.

Notwithstanding any other provision in this provisional allotment letter or any other Prospectus Document, the Company and the Underwriters reserve the right to permit any Shareholder to take up his/her/its rights if the Company and the Underwriters, in their absolute discretion, are satisfied that the transaction in question would not result in a contravention of any registration or other legal requirement in any jurisdiction.

LIMITED CATEGORIES OF PERSONS IN THE SPECIFIED TERRITORIES WHO MAY BE ABLE TO TAKE UP THEIR RIGHTS UNDER THE RIGHTS ISSUE

The following limited categories of persons in the Specified Territories may be able to take up their rights under the Rights Issue:

- Shareholders or Beneficial Owners in the US whom the Company believes reasonably are QIBs (the identities of whom are to be agreed between the Company and the Underwriters) may be able to purchase Rights Shares being offered in the Rights Issue (pursuant to the exercise of rights granted under the Rights Issue) by way of a private placement pursuant to an applicable exemption from registration under the Securities Act, provided that they provide a signed investor representation letter in the form set out in Appendix IV of the Prospectus, which will also contain restrictions and procedures regarding the transfer of Rights Shares, in accordance with the requirements of the Prospectus.
- Persons resident in the UK who are (a) persons who have professional experience in matters relating to investments and who are investment professionals as specified in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Financial Promotion Order"); (b) persons falling within Article 49(2)(a)-(d) of the Financial Promotion Order ("high net worth companies, unincorporated associations etc"); or (c) persons to whom this Prospectus may otherwise be lawfully distributed.
- Persons located in Canada who are "accredited investors" as defined in National Instrument 45-106 *Prospectus and Registration Exemptions* ("NI 45-106") or "permitted clients" as defined in National Instrument 31-103 *Registration Requirements and Exemptions* ("NI 31-103").

In each case, the Company and the Underwriters reserve the absolute discretion in determining whether to allow such participation as well as the identity of the persons who may be allowed to do so.

REPRESENTATIONS AND WARRANTIES

By completing, signing and submitting this provisional allotment letter, each subscriber of Rights Shares being offered and sold outside the US hereby represents and warrants to the Company and the Underwriters and to any person acting on their behalf, unless in their sole discretion the Company and the Underwriters waive such requirement that:

- He/she/it was a Shareholder as at 5:00 p.m. on Wednesday, 4 November 2009, or he/she/it lawfully acquired or may lawfully acquire rights, directly or indirectly, from such a person;
- He/she/it may lawfully be offered, take up, exercise, obtain, subscribe for and receive the rights and/or the Rights Shares in the jurisdiction in which he/she/it resides or is currently located;
- Subject to certain exceptions, he/she/it is not resident or located in, or a citizen of, the US;
- Subject to certain exceptions, he/she/it is not accepting an offer to acquire, take up or exercise rights or Rights Shares on a nondiscretionary basis for a person who is resident or located in, or a citizen of the US at the time the instruction to accept was given;
- He/she/it is acquiring the rights and/or the Rights Shares in an "offshore transaction" as defined in Regulation S under the Securities Act;
- He/she/it has not been offered the Rights Shares by means of any "directed selling efforts" as defined in Regulation S under the Securities Act;
- He/she/it is not acquiring rights or Rights Shares with a view to the offer, sale, transfer, delivery or distribution, directly or indirectly, of such rights or Rights Shares into the US; and
- He/she/it understands that neither the rights or Rights Shares have been or will be registered under the Securities Act or with any securities regulatory authority of any state, territory, or possession of the US and the rights or Rights Shares are being distributed and offered outside the US in reliance on Regulation S. Consequently he/she/it understands the rights or Rights Shares may not be offered, sold, pledged or otherwise transferred in or into the US, except in reliance on an exemption from, or in transactions not subject to, the registration requirements of the Securities Act.

Any person accepting and/or transferring this provisional allotment letter or requesting registration of the Rights Shares comprised therein represents and warrants to the Company and the Underwriters that, except where proof or confirmation has been provided to the Company's satisfaction that such person's use of this provisional allotment letter will not result in the contravention of any applicable legal requirement in any jurisdiction: (i) such person is not accepting and/or transferring this provisional allotment letter, or requesting registration of the relevant nil-paid Rights Shares or the fully-paid Rights Shares from within any of the Specified Territories; (ii) such person is not in any of the Specified Territories or in any territory in which it is otherwise unlawful to make or accept an offer to acquire the Rights Shares or to use this provisional allotment letter in any manner in which such person has used or will use it; (iii) such person is not acting on a non-discretionary basis for a person resident in any of the Specified Territories at the time the instruction to accept or renounce was given; and (iv) such person is not acquiring the Rights Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any of the Rights Shares into any of the Specified Territories.

The Company may treat as invalid any acceptance or purported acceptance of the allotment of Rights Shares comprised in, or any transfer or purported transfer of, this provisional allotment letter if it: (a) appears to the Company to have been executed in, or despatched from, any of the Specified Territories and the acceptance may involve a breach of the laws of the relevant Specified Territory or the acceptance is otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it or its agents believe the same may violate any applicable legal or regulatory requirement; (b) provides an address in any of the Specified Territories for delivery of definitive share certificates for Rights Shares and such delivery would be unlawful or provides an address for delivery of definitive share certificates in any other jurisdiction outside Hong Kong in which it would be unlawful to deliver such certificates; or (c) purports to exclude the representation and/or warranty required by the paragraph immediately above.

In relation to the Canadian investors, capitalised terms and expressions shall have the respective meanings assigned to them in the Canadian Offering Memorandum dated on or around Wednesday, 4 November 2009 issued by the Company in connection with the Rights Issue (the "Canadian Offering Memorandum"). By completing, signing and submitting this provisional allotment letter, each Canadian investor who exercises the Rights and subscribes for the Shares will be deemed to have represented to the Company, each of the Underwriters, their respective broker-dealer affiliates and each dealer participating in the distribution of the Rights and Shares as set forth in the Canadian Offering Memorandum.

GENERAL

Lodgment of this provisional allotment letter with, where relevant, the form of transfer and nomination purporting to have been signed by the person(s) in whose favour this provisional allotment letter has been issued, shall be conclusive evidence of the title of the party or parties lodging it to deal with the same and to receive a split provisional allotment letter and/or the share certificates for the Rights Shares. Further copies of the Prospectus are available at the Company's branch share registrar, Computershare Hong Kong Investor Services Ltd., (telephone number: (852) 2862 8555), at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.

All documents, including cheques for refund, will be sent by ordinary mail at the risk of the relevant applicants or other persons entitled thereto.

This provisional allotment letter and all acceptances of the offer contained in it shall be governed by and construed in accordance with the laws of Hong Kong.

Nil-paid rights are expected to be traded in board lots of 2,000 (as the Existing Shares are currently traded on the Stock Exchange in board lots of 2,000).

References in this provisional allotment letter to time are to Hong Kong time unless otherwise stated.

By completing, signing and submitting this provisional allotment letter, you agree to disclose to the Company and/or its Hong Kong branch share registrar and their respective advisers and agents personal data and any information which they require about you or the person(s) for whose benefit you have made the acceptance of the provisional allotment of Rights Shares. The Personal Data (Privacy) Ordinance provides the holders of securities with rights to ascertain whether the Company or its Hong Kong branch share registrar hold their personal data, to obtain a copy of that data, and to correct any data that is inaccurate. In accordance with the Personal Data (Privacy) Ordinance, the Company and its Hong Kong branch share registrar have the right to charge a reasonable fee for the processing of any data access request. All requests for access to data or correction of data or for information regarding policies and practices and the kinds of data held should be addressed to the Company, at its principal place of business in Hong Kong at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong or as notified from time to time in accordance with applicable law, for the attention of the Company Secretary or (as the case may be) the Hong Kong branch share registrar.

Yours faithfully,
For and or behalf of
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

* *For identification purposes only*

法律或規管規定，則作別論。任何人(包括(並不限於)保管人、代名人及受託人)如將本暫定配額通知書或任何其他章程文件在、向或由任何指明地區轉交(無論根據合約或法律責任或其他理由)，應促使收件人注意本節內容。

儘管本暫定配額通知書或任何其他章程文件有任何其他規定，本公司及包銷商保留權利容許任何股東接納其權利，倘若本公司及包銷商按其絕對酌情決定信納有關交易將不會導致違反任何司法管轄區之任何註冊或其他法律規定。

指明地區內或許可接納其於供股中之權利的有限類別人士
以下指明地區內的有限類別人士或許可接納其於供股中之權利：

- 位於美國而本公司合理相信為合資格機構買家之股東或實益擁有人(其身份有待本公司與包銷商協議)或許可根據《證券法》有關豁免註冊之適用規定以私人配售方式購買根據供股提呈之供股股份(因行使根據供股授予之權利)，惟彼等須根據章程之規定，以章程附錄四所載之形式提供簽妥之投資者聲明書，當中亦載有關於轉讓供股股份之限制及手續。
- 居於英國者(a)如屬於投資方面事宜擁有專業經驗者及如屬《2005年《2000年金融服務與市場法》(金融推廣)令》(經修訂)(「金融推廣令」)第19(5)條所指明之投資專業人員；(b)如屬《金融推廣令》第49(2)(a)至(d)條所指的人(「高淨值公司、非法團組織等」)；或(c)可另行合法向其派發章程者。
- 位於加拿大而屬國家文書第45-106號「章程及註冊豁免」(「NI 45-106」)所界定之「合格投資者」或國家文書第31-103號「註冊規定及豁免」(「NI 31-103」)所界定之「認許客戶」。

在上述各自之情況下，本公司及包銷商保留權利可絕對酌情決定是否容許有關參與以及參與者之身份。

陳述及保證
倘若填妥、簽妥及交回本暫定配額通知書，在美國以外提呈及出售之供股股份的每位認購人即據此向本公司及包銷商作出以下陳述及保證，除非本公司及包銷商按其全權酌情決定豁免有關規定：

- 彼於二零零九年十一月四日(星期三)下午五時正為股東，或彼已依法或可依法從有關人士取得直接或間接權利；
- 彼可合法在其居住或目前所處之司法管轄區獲提呈、接納、行使、取得、認購及收取有關權利及／或供股股份；
- 在若干例外情況的規限下，彼並非居於或處於美國，或為美國之公民；
- 在若干例外情況的規限下，彼並非按非酌情基準為給予接納指示時居於或處於美國，或為美國之公民的人接納收購、接納或行使有關權利或供股股份之建議；
- 彼乃根據《證券法》規例S所界定之「離岸交易」中收購有關權利及／或供股股份；
- 彼並非以《證券法》規例S所界定之任何「指向銷售力度」獲提呈股份；
- 彼收購有關權利或供股股份之目的並非直接或間接向美國提呈、出售、轉讓、交付或分發有關權利或供股股份；及
- 彼明白，有關權利或供股股份均並無(亦將不會)根據《證券法》或在美國任何州、地區或領地之任何證券監管當局註冊，而有關權利及供股股份乃依據規例S在美國以外分發及提呈。因此，彼明白，有關權利或供股股份不可在或向美國提呈、出售、質押或另行轉讓，惟依據《證券法》註冊規定之豁免或在無須遵守《證券法》註冊規定之交易除外。

任何人士接納及／或轉讓本暫定配額通知書或要求登記暫定配額通知書內的供股股份，即已向本公司及包銷商聲明及保證，除非已提供令本公司信納的證據或確認，證明該人士使用本暫定配額通知書將不會違反任何司法管轄區的任何適用法律規定：(i)該人士並非身在任何指明地區境內接納及／或轉讓本暫定配額通知書或要求登記有關的未繳股款供股股份或已繳股款供股股份；(ii)該人士並非身在任何指明地區或作出或接納要約以認購供股股份或該人士曾經或將以任何方式使用本暫定配額通知書乃屬違法的任何地區；(iii)於作出接納或放棄指示時該人士並非以非全權委託形式為居於任何指明地區的人士行事；及(iv)該人士並非為直接或間接提呈、出售、轉售、轉讓、交付或分派任何供股股份至任何指明地區而認購該等供股股份。

倘出現下列情況，本公司可視任何接納或聲稱接納本暫定配額通知書內的供股股份的配額或轉讓或聲稱轉讓本暫定配額通知書為無效：(a)本公司認為其為於任何指明地區簽立或寄發及接納可能涉及違反有關指明地區之法律或接納是可能違反任何司法管轄區的法例，或倘本公司或其代理人相信，二者可能違反任何適用法律或監管規定；(b)就交付供股股份正式股票所提供的地址位於任何指明地區而有關交付屬違法，或就交付供股股份正式股票所提供的地址位香港以外且交付該等股票乃屬違法的任何其他司法管轄區；或(c)聲稱拒絕上一段所規定的陳述及／或保證。

有關加拿大投資者，已界定之詞彙和用語與本公司於二零零九年十一月四日(星期三)或相近日子就供股而刊發之加拿大發售備忘錄(「加拿大發售備忘錄」)所賦予者具相同涵義。藉著填妥、簽署及遞交本暫定配額通知書，每名行使供股權並認購股份之加拿大投資者，將被視為已向本公司、各包銷商、彼等各自之經紀－交易商聯屬人士及各參與供股權及股份之分發的交易商作出加拿大發售備忘錄所載之陳述。

一般事項
本暫定配額通知書連同(如適用)由獲發本暫定配額通知書人士所簽署之轉讓及提名表格一經交回，即確證交回之人士(一名或多名)有權處理暫定配額通知書及收取分拆之暫定配額通知書及／或供股股份之股票。如需要額外之章程，可於本公司之股份過戶登記處分處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)(電話號碼：(852) 2862 8555)索取。

所有文件(包括退款支票)將以平郵投遞方式寄予有關申請人或其他應得之人士，郵誤風險概由收件人自行承擔。

本暫定配額通知書及所有接納其中所載之要約均須受香港法例監管，並按其詮釋。

預期未繳股款權利將以2,000股之每手買賣單位進行買賣(現有股份目前以2,000股之每手買賣單位在聯交所進行買賣)。

除另有說明者外，本暫定配額通知書內所提及之時間均為香港時間。

倘若填妥、簽署及交回本暫定配額通知書， 閣下同意向本公司及／或其股份過戶登記處香港分處及彼等各自之顧問及代理披露個人資料及彼等所需而有關 閣下或 閣下為其利益而接納暫定配發之供股股份的人之任何資料。《個人資料(私隱)條例》給予證券持有人權利可確定本公司或股份過戶登記處香港分處是否持有其個人資料，索取有關資料之副本，以及更正任何不準確之資料。根據《個人資料(私隱)條例》，本公司及其股份過戶登記處香港分處有權就處理任何查閱資料之要求收取合理費用。有關查閱資料或更正資料或有關政策及慣例以及持有資料種類之資料的所有要求，應寄往本公司之香港主要營業地點(地址為香港中環康樂廣場八號交易廣場第二座二十四樓)或根據適用法律不時通知之地點並以公司秘書為收件人，或(視屬何情況而定)股份過戶登記處香港分處。

此致

列位合資格股東 台照

代表
第一太平有限公司
常務董事兼行政總監
彭澤仁
謹啟

二零零九年十一月四日

* *僅供參考之用*

THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Prospectus or as to the action to be taken, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in First Pacific Company Limited, you should at once hand this Prospectus to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

A copy of each of the Prospectus Documents, having attached thereto the documents specified in the paragraph headed "Documents delivered to the Registrar of Companies" in Appendix III to this Prospectus, have been registered by the Registrar of Companies in Hong Kong as required by Section 342C of the Companies Ordinance, and will be filed with the Registrar of Companies of Bermuda on or as soon as reasonably practicable after the publication of this Prospectus. The Registrar of Companies in Hong Kong, the Registrar of Companies of Bermuda and the Securities and Futures Commission of Hong Kong take no responsibility for the contents of any of these documents.

Hong Kong Exchanges and Clearing Limited, the Stock Exchange and HKSCC take no responsibility for the contents of the Prospectus Documents, make no representation as to their accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of the Prospectus Documents.

Distribution of the Prospectus Documents into jurisdictions other than Hong Kong may be restricted by law. Persons into whose possession the Prospectus Documents come (including, without limitation, agents, custodians, nominees and trustees) should inform themselves of and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. In particular, subject to certain exceptions as determined by the Company, this Prospectus, the PAL or the EAF should not be distributed, forwarded to or transmitted in, into or from any of the Specified Territories.

Shareholders and Beneficial Owners are referred to the important information set out in the sections headed "Qualifying Shareholders and Closure of Register of Members", "Distribution of this Prospectus and the other Prospectus Documents", "Non-Qualifying Shareholders" and "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue" in this Prospectus. Shareholders and Beneficial Owners in the US, the UK and Canada are specifically referred to the sections of this Prospectus headed "Non-Qualifying Shareholders" and "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue". Except as otherwise set out herein the Rights Issue described in this Prospectus is not being made to Shareholders, Beneficial Owners or investors in the Specified Territories.

Shareholders, Beneficial Owners and any other persons having possession of this Prospectus and/or any of the other Prospectus Documents are advised to inform themselves of and to observe any legal requirements applicable thereto. No person in any Specified Territory receiving this Prospectus and/or any of the other Prospectus Documents may treat the same as an offer, invitation or solicitation to subscribe for any Rights Shares unless such offer, invitation or solicitation could lawfully be made without compliance with any registration or regulatory or legal requirements in such territory.


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacific.com
(Stock Code: 00142)

PROPOSED RIGHTS ISSUE BY FIRST PACIFIC COMPANY LIMITED OF 643,387,400 RIGHTS SHARES AT THE SUBSCRIPTION PRICE OF HK$3.40 PER RIGHTS SHARE ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY FIVE EXISTING SHARES HELD

Joint Underwriters of the Rights Issue
(in alphabetical order)

CAZENOVE ASIA
A Standard Chartered group company

CREDIT SUISSE

HSBC

Unless otherwise stated, all references to times and dates in this Prospectus are references to Hong Kong time and Hong Kong dates, respectively.

The latest time for acceptance of and payment for the Rights Shares is 4:30 p.m. on Thursday, 19 November 2009. The procedures for acceptance and payment for the Rights Shares are set out in the section of this Prospectus headed "Procedures for Acceptance or Transfer".

Dealings in the Existing Shares and the Rights Shares in their nil-paid and fully-paid forms may be settled through CCASS established and operated by HKSCC. You should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser for details of the settlement arrangements and how such arrangements may affect your rights and interests.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms on the Stock Exchange, as well as compliance with the stock admission requirements of HKSCC, the Rights Shares in their nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the respective commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the "General Rules of CCASS" and the "CCASS Operational Procedures" in effect from time to time.

It should be noted that the Underwriting Agreement grants the Underwriters the right to terminate their obligations under the Underwriting Agreement by notice to the Company at any time prior to the Latest Time for Termination if: (a) any of the following shall have come to the notice of the Underwriters or the Underwriters shall have reasonable cause to believe after the date of the Underwriting Agreement: (i) that any statement contained in any of the Announcement, the Prospectus Documents or any supplementary prospectus was or has become untrue, incorrect or misleading in any material respect; or (ii) that any matter has arisen or been discovered which would, if the Announcement, the Prospectus Documents or any supplementary prospectus had been issued at that time, constitute a material omission therefrom if it had not been disclosed in the Announcement, the Prospectus Documents or any supplementary prospectus; or (iii) that the Company is required by any applicable law or regulatory rule to issue a supplementary prospectus in connection with the Rights Issue; or (iv) that any of the warranties given by the Company pursuant to the Underwriting Agreement is (or would if repeated at that time be) untrue or breached; or (v) any event, act or omission which gives rise or is likely to give rise to any liability of the Company pursuant to the indemnities contained in the Underwriting Agreement; or (vi) any breach of any of the obligations or undertakings of the Company under the Underwriting Agreement; or (vii) any adverse change or prospective adverse change in the business or in the financial or trading position or prospects of the Company or any of its subsidiaries or PLDT which in the opinion of the Underwriters is material in the context of the Rights Issue; or (viii) any of the obligations or undertakings of the Controlling Shareholder under the Controlling Shareholder's Undertaking have not been complied with; or (ix) the permission to deal in and the listing of the Rights Shares (in their nil-paid and fully-paid forms) has been withdrawn by the Stock Exchange; or (x) any suspension in trading of Shares on the Stock Exchange for a continuous period of more than one Business Day (other than any suspension for the purpose of obtaining clearance from the Stock Exchange for the publication of the Announcement); (b) there develops, occurs, exists or comes into force: (i) any event or series of events in the nature of force majeure (including, without limitation, any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out, outbreak or escalation of hostilities (whether or not war is declared) or declaration of national or international emergency or calamity or crisis) in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business; or (ii) any new law or regulation or any change in existing laws or regulations (or any change in the interpretation or application thereof by any court or other competent authority) in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business; or (iii) the declaration of a banking moratorium by the relevant Hong Kong authorities; or (iv) any event or series of events concerning or relating to or otherwise having an effect on, or any change in, local (including, without limitation, Hong Kong), national, regional or international financial, political, military, industrial, economic, legal, fiscal or regulatory matters or conditions; or (v) any change in the conditions of local, national or international securities markets (including, without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange, the Singapore Stock Exchange, the Philippine Stock Exchange or the Indonesia Stock Exchange); or (vi) a change or development including a prospective change in taxation or exchange control in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business which will or may adversely affect the Company or any of its subsidiaries or PLDT or the present or prospective shareholders of the Company, and which, in any such case and in the absolute opinion of the Underwriters, will or may (A) be materially adverse to, or materially and prejudicially affect, the business or financial or trading position or prospects of the Company, its subsidiaries and PLDT as a whole or the Rights Issue or the success thereof; or (B) make it inadvisable or inexpedient to proceed with the Rights Issue; or (C) have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms.

4 November 2009

The Rights Issue is conditional upon the Underwriting Agreement becoming unconditional and not being terminated. If the condition of the Rights Issue is not fulfilled, the Rights Issue will not proceed, in which case, a further announcement will be made by the Company at the relevant time. It should also be noted that the Shares have been dealt with on an ex-rights basis from Thursday, 29 October 2009 and that the Rights Shares are expected to be dealt with in their nil-paid form from Monday, 9 November 2009 to Monday, 16 November 2009 (both days inclusive). Such dealings will take place when the condition of the Rights Issue remains unfulfilled. Any person dealing in the securities of the Company up to the date on which such condition is fulfilled or waived and any person dealing in the nil-paid Rights Shares from Monday, 9 November 2009 to Monday, 16 November 2009 (being the first and last day of dealings in the nil-paid Rights Shares respectively) will accordingly bear the risk that the Rights Issue may not become unconditional and may not proceed. Any person dealing or contemplating any dealing in the securities of the Company and/or the Rights Shares in their nil-paid form during this period who is in any doubt about his or her position is recommended to consult his or her own professional adviser.

EXCEPT AS OTHERWISE SET OUT HEREIN, THE RIGHTS ISSUE DESCRIBED IN THIS PROSPECTUS IS NOT BEING MADE TO SHAREHOLDERS, BENEFICIAL OWNERS OR INVESTORS IN THE SPECIFIED TERRITORIES. This Prospectus does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, nil-paid Rights Shares or fully-paid Rights Shares or to take up any entitlements to nil-paid Rights Shares or fully-paid Rights Shares in any jurisdiction in which such an offer or solicitation is unlawful. None of the nil-paid Rights Shares, the fully-paid Rights Shares, this Prospectus, the PAL or the EAF will be registered under the securities laws of any of the Specified Territories and none of the nil-paid Rights Shares, the fully-paid Rights Shares, this Prospectus, the PAL or the EAF will qualify for distribution under any of the relevant securities laws of any of the Specified Territories (other than pursuant to any applicable exceptions as agreed by the Company). Accordingly, the nil-paid Rights Shares and the fully-paid Rights Shares may not be offered, sold, pledged, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, into or within any of the Specified Territories (other than pursuant to any applicable exceptions as agreed by the Company).

Shareholders with registered addresses in any of the Specified Territories and Beneficial Owners who are residents of the Specified Territories are referred to the sections of this Prospectus headed "Non-Qualifying Shareholders" and "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue".

Notice relating to investors in Australia
This Prospectus does not constitute a disclosure document under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the "Corporations Act 2001 (Cth)"). Accordingly, this Prospectus does not necessarily contain all of the information a prospective investor would expect to be contained in an offering document or which he/she may require to make an investment decision. The offer to which this Prospectus relates is being made in Australia in reliance on Class Order 00/183 issued by the Australian Securities and Investments Commission in July 2007. This Prospectus only constitutes an offer in Australia for sale of the nil-paid Rights Shares and fully-paid Rights Shares to persons who are recorded as holders of Shares on the relevant Record Date.

As any offer for the issue of the nil-paid Rights Shares and fully-paid Rights Shares under this Prospectus will be made without disclosure in Australia under Part 6D.2, the offer of those nil-paid Rights Shares and fully-paid Rights Shares for resale in Australia within 12 months of their sale may, under section 707(3) of the Corporations Act 2001 (Cth), require disclosure to investors under Part 6D.2 if none of the exemptions in section 708 of the Corporations Act 2001 (Cth) apply to that resale and if ASIC Class Order 00/214 does not apply.

This Prospectus is intended to provide general information only and has been prepared by the Company without taking into account any particular person's objectives, financial situation or needs. Recipients should, before acting on this information, consider the appropriateness of this information having regard to their personal objectives, financial situation or needs. Recipients should review and consider the contents of this document and obtain financial advice (or other appropriate professional advice) specific to their situation before making any decision to accept the offer of the nil-paid Rights Shares and fully-paid Rights Shares. This document was prepared under the law and operating rules of a foreign market, namely Hong Kong. The Company is not subject to the continuous disclosure requirements of the Corporations Act 2001 (Cth).

Notice relating to investors in Brazil
The Rights Issue does not constitute a public offer in Brazil. This document has not been filed or registered with the Brazilian Securities Commission, or *Comissão de Valores Mobiliários*. The Rights Shares (either nil paid or fully paid) will not be publicly traded in Brazil.

Notice relating to investors in Canada
Neither the nil-paid Rights Shares nor fully-paid Rights Shares may be distributed, directly or indirectly, in any province or territory of Canada or to or for the benefit of any resident of any province or territory of Canada except pursuant to an exemption from the requirement to file a prospectus or rights offering circular with regulatory bodies in the province or territory of Canada in which the offer or sale is made and only by a dealer duly registered under applicable laws in circumstances where an exemption from applicable registered dealer registration requirements is not available.

Notice relating to investors in France
Pursuant to Article 3.2.b of the Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading, Article L.411-2 of the French Monetary and Financial Code and Article D.411-4 of the same Code, any offer that is exclusively directed to a restricted circle of investors consisting of less than one hundred investors in France does not constitute a public offering as provided in Article L.411-1 of same Code.

In order to comply with Article 211-3 of the General Regulation of the Autorité des Marchés Financiers (AMF), the Company therefore informs the investors participating in the Rights Issue that:

1. The Rights Issue does not require a prospectus to be submitted for approval to the AMF;

2. Persons or entities referred to in point 2°, Section II of Article L. 411-2 of the French Monetary and Financial Code may take part in the Rights Issue solely for their own account, as provided in Articles D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Monetary and Financial Code;

3. The financial instruments (including, but not limited to, right(s) issue of share(s) and share(s) of the Company) thus acquired cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Monetary and Financial Code.

Notice relating to investors in Ireland
This Prospectus and the information contained herein has been prepared and is intended for use in Ireland solely by those limited number of holders of Existing Shares in Ireland to whom it is sent by the Company. It may not be reproduced, redistributed or passed on to any other persons in Ireland or published in whole or in any part in Ireland for any other purpose. Any offer of securities contained in or considered to arise in or by virtue of this document is addressed to fewer than 100 persons in Ireland and accordingly there is no requirement to publish a prospectus pursuant to the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (Irish Prospectus Regulations).

Therefore, this Prospectus has not been prepared in accordance with Directive 2003/71/EC, the Irish Prospectus Regulations, or any measures made under such Directive or the laws of Ireland. Furthermore this document has not been reviewed by any regulatory authority in any EU Member State.

Notice relating to investors in Malaysia
This Prospectus has not been and will not be registered as a prospectus with the Malaysian Securities Commission ("SC") under the Capital Markets and Services Act 2007 ("CMSA"). However, this Prospectus will be deposited as an information memorandum with the SC within 7 days after the issue of this Prospectus. Accordingly, this Prospectus and any other document or material in connection with the issue or offer for sale, or invitation for acquisition of the nil-paid Rights Shares or fully-paid Rights Shares shall not be circulated nor distributed, nor may the nil-paid Rights Shares or fully-paid Rights Shares be issued, offered or sold, or be made the subject of an invitation for acquisition, whether directly or indirectly, to any person in Malaysia, other than pursuant to the Rights Issue (or other exempted exercise).

The approval of the SC has not been sought and, consequently, the nil-paid Rights Shares and fully-paid Rights Shares may not be made available, or offered for acquisition, nor may any invitation to acquire the nil-paid Rights Shares or fully-paid Rights Shares, whether directly or indirectly, be issued to any person in Malaysia unless such issue, offer or invitation is exempted from the requirement for the approval of the SC by virtue of schedule 5 to the CMSA.

Notice relating to investors in Malta
The contents of this Prospectus are not calculated to invite or induce persons to subscribe for or otherwise acquire an instrument and accordingly this document falls outside the parameters of the term investment advertisements as such terms are defined in the Investment Services Act of Malta.

Notice relating to investors in Portugal
No prospectus has been or will be registered, approved or passported into Portugal in respect of the nil-paid Rights Shares or fully-paid Rights Shares and therefore the nil-paid Rights Shares or fully-paid Rights Shares may not be or caused to be offered, marketed or distributed in Portugal nor may this Prospectus be or be caused to be distributed, disseminated or addressed to Portuguese-resident investors in circumstances that would constitute an offer of securities to the public under the Portuguese Securities Code.

Notice relating to investors in the PRC
If a Shareholder resident in the PRC and/or any other PRC resident (including both individuals and companies) wishes to invest in any nil-paid Rights Shares or fully-paid Rights Shares, it shall be responsible for complying with relevant laws of the PRC. The Company will not be responsible for verifying the PRC legal qualification of such Shareholder and/or resident, thus, should the Company suffer any losses and damages due to non-compliance with the relevant laws of the PRC by any such Shareholder and/or resident, the Shareholder and/or other resident shall be responsible to compensate the Company for the same.

The Company shall not be obliged to issue the nil-paid Rights Shares or fully-paid Rights Shares to any such Shareholder and/or other resident, if in the Company's absolute discretion issuing the nil-paid Rights Shares or fully-paid Rights Shares to them does not comply with the relevant laws of the PRC.

Notice relating to investors in Singapore
This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Rights Shares may not be circulated or distributed, nor may the Rights Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) existing holders of Shares or (ii) pursuant to, and in accordance with the conditions of, an exemption under any provision of Subdivision (4) of Division I of Part XIII of the Securities and Futures Act, Chapter 289 of Singapore.

Notice relating to investors in South Africa
In order to comply with South African law, PALs sent to Qualifying Shareholders with registered addresses in South Africa will not be transferable. Qualifying Shareholders with registered addresses in South Africa should note that they may require the approval of the South African exchange control authorities if they wish to take up their entitlements. Such persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

Notice relating to investors in Spain
The Rights Issue does not constitute a public offer in Spain according to Article 30 bis of Act 24/1988, of 28 July, on the Securities Market, as amended, and thus, no prospectus in connection therewith shall be registered with the Spanish Securities Market Commission. According to the foregoing, no nil-paid Rights Shares or fully-paid Rights Shares may be publicly offered, sold or delivered, nor may any prospectus or any other offer or publicity material relating to the Rights Issue or the nil-paid Rights Shares or fully-paid Rights Shares be distributed, in the Kingdom of Spain by the Company or any person on its behalf, except in compliance with Spanish law and regulations.

Notice relating to investors in Taiwan
In order to comply with Taiwanese law, PALs sent to Qualifying Shareholders with registered addresses in Taiwan will not be transferable. The nil-paid Rights Shares and fully-paid Rights Shares have not been and will not be registered with the Financial Supervisory Commission ("FSC") of Taiwan pursuant to relevant securities laws and regulations of Taiwan and may not be offered or sold in Taiwan in the event that any such offer or sale would constitute an offer as defined under the Securities and Exchange Act of Taiwan and require the registration thereof or report thereon with or to the FSC. No individual or entity in Taiwan has been authorised to offer, sell or otherwise advise on the offer or sale of the nil-paid Rights Shares or fully-paid Rights Shares in Taiwan.

NOTICES

Notice relating to investors in the UK

The Prospectus Documents will be provided in the UK only to, and are directed only to (a) persons who have professional experience in matters relating to investments and who are investment professionals as specified in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "**Financial Promotion Order**"); (b) persons falling within Article 49(2)(a)-(d) of the Financial Promotion Order ("high net worth companies, unincorporated associations etc."); or (c) persons to whom the Prospectus Documents may otherwise be lawfully distributed (all such persons together with "qualified investors" (as defined in the Prospectus Directive 2003/71/EC) being referred to as "**Relevant Persons**"). The Prospectus Documents and their contents must not be acted upon or relied upon in the UK by persons who are not Relevant Persons. Any investment or investment activity to which the Prospectus Documents relate is available only in the UK to Relevant Persons, and will be engaged in only with such persons. This Prospectus is exempt from the general restriction on the communication of invitations or inducements to enter into investment activity and has therefore not been approved by an authorised person, as would otherwise be required by section 21 of the *Financial Services and Markets Act 2000*. Any investment to which this Prospectus relates is only available to (and any investment activity to which it relates will be engaged in only with) Relevant Persons. Persons located in the UK who are not Relevant Persons should not take any action upon receipt of this Prospectus (or any of the other Prospectus Documents). By receiving this Prospectus (or any of the other Prospectus Documents) in the UK you are deemed to warrant to the Company that you fall within the categories of persons described above.

Notice relating to investors in the US

This Prospectus may not be circulated, distributed, forwarded, delivered or redistributed, electronically or otherwise, to persons within the US, and may not be relied upon as a basis for any investment decision or for any other purpose by any person within the US, save as provided below.

These materials do not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the US. The Rights Shares in their nil-paid and fully-paid forms have not been and will not be registered under the US Securities Act of 1933 or under any securities laws of any state or other jurisdiction of the US and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the US except pursuant to an applicable exemption from the registration requirements of the US Securities Act of 1933 and in compliance with any applicable securities laws of any state or other jurisdiction of the US. The Rights Shares in both nil-paid and fully-paid forms, the Prospectus, the PAL and the EAF have not been approved or disapproved by the US Securities and Exchange Commission, any state's securities commission in the US or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the Rights Shares in both nil-paid and fully-paid forms, the PAL and the EAF or the accuracy or adequacy of this Prospectus. There will be no public offer of these securities in the US. The Rights Shares in both nil-paid and fully-paid forms (1) are being offered and sold in offshore transactions in reliance on Regulation S under the Securities Act, and (2) may be offered and sold in the US to persons whom the Company reasonably believes to be "qualified institutional buyers" within the meaning of Rule 144A of the Securities Act ("QIBs") in reliance on the exemption from the registration requirements of the Securities Act under Section 4(2) thereof and who have provided to the Company a signed investor representation letter in the form set out in Appendix IV to this Prospectus, in transactions exempt from the registration requirements of the Securities Act.

The Rights Shares offered outside the US are being offered in reliance on Regulation S under the Securities Act. Each purchaser or subscriber of Rights Shares being offered and sold the Rights Shares outside the US will be deemed to have represented and agreed, among other things, that the purchaser or subscriber is acquiring the Rights Shares in an offshore transaction meeting the requirements of Regulation S under the Securities Act.

In addition, until 40 days after the posting date of the Prospectus Documents, an offer, sale or transfer of the Rights Shares within the US by a broker/dealer (whether or not participating in the Rights Issue) may violate the registration requirements of the Securities Act.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Enforceability of Judgments

The Company is a public company incorporated under the laws of Bermuda. Most of the members of the Board and most of the Company's employees are citizens or residents of countries other than the US. A substantial portion of the assets of such persons and all or substantially all the Company's assets are located outside the US. As a result, it may not be possible for investors to effect service of process within the US upon such persons or upon the Company, or to enforce judgments obtained in US courts, including judgments predicated upon civil liabilities under the securities laws of the US or any state or territory within the US. In addition, there may be substantial doubt as to the enforceability, in Bermuda, of original actions or actions for enforcement based on the federal securities laws of the US or judgments of US courts, including judgments predicated upon the civil liability provisions of the securities laws of the US.

Forward-Looking Statements

All statements in this Prospectus other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements may be identified by the use of words such as "might", "may", "could", "would", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue", "illustration", "projection" or similar expressions and the negative thereof. Forward-looking statements in this Prospectus include, without limitation, statements in respect of the Group's business strategies, product offerings, market position, competition, financial prospects, performance, liquidity and capital resources, as well as statements regarding trends in the relevant industries and markets in which the Group operates, technological advances, financial and economic developments, legal and regulatory changes and their interpretation and enforcement.

The forward-looking statements in this Prospectus are based on management's present expectations about future events. Management's present expectations reflect numerous assumptions regarding the Group's strategy, operations, industry, developments in the credit and other financial markets and trading environment. By their nature, they are subject to known and unknown risks and uncertainties, which could cause actual results and future events to differ materially from those implied or expressed by forward-looking statements. Should one or more of these risks or uncertainties materialise, or should any assumptions underlying forward-looking statements prove to be incorrect, the Group's actual results could differ materially from those expressed or implied by forward-looking statements. Additional risks not known to the Group or that the Group does not currently consider material could also cause the events and trends discussed in this Prospectus not to occur, and the estimates, illustrations and projections of financial performance not to be realised.

Prospective investors are cautioned that forward-looking statements speak only as at the date of publication of the Prospectus Documents. Except as required by applicable law, the Group does not undertake, and expressly disclaims, any duty to revise any forward-looking statement in this Prospectus, be it as a result of new information, future events or otherwise.

CONTENTS

In this Prospectus, unless the context otherwise requires, the following terms have the meanings set out below:

"ADSs"	American depositary shares of the Company, each representing 5 Shares and evidenced by American depositary receipts;
"ADS Holders"	holders of ADSs;
"Announcement"	the announcement of the Company dated 15 October 2009 announcing the Rights Issue;
"associate(s)"	has the meaning ascribed to it under the Listing Rules;
"Beneficial Owner"	any beneficial owner of Shares whose Shares are registered in the name of a Registered Owner;
"Board"	the board of Directors;
"Business Day"	a day (other than a Saturday or Sunday or any public holiday in Hong Kong) on which commercial banks in Hong Kong are generally open for business;
"Canadian Offering Memorandum"	the Canadian Offering Memorandum to be issued by the Company in connection with the Rights Issue and dated on or around the date of this Prospectus, to be sent to Shareholders with registered addresses in Canada;
"Cazenove Asia"	Cazenove Asia Limited, a licensed corporation under the SFO for Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities as defined under the SFO. Cazenove Asia Limited is a Standard Chartered group company. The mark "Cazenove" and marks containing "Cazenove" are trade marks of Cazenove IP Limited and are used under limited license. Cazenove Asia Limited, its subsidiaries and affiliated companies are now subsidiaries or affiliated companies of Standard Chartered Bank (Hong Kong) Limited, and are not affiliated with JPMorgan Cazenove Limited, Cazenove Inc., or their subsidiaries;
"CCASS"	The Central Clearing and Settlement System established and operated by HKSCC;
"CCASS Participant"	a person admitted by HKSCC as a participant of CCASS;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the laws of Hong Kong), as amended or supplemented from time to time;

"Company"	First Pacific Company Limited, an exempted company incorporated in Bermuda with limited liability, the Shares of which are listed on the Stock Exchange;
"Controlling Shareholder"	Mr. Anthoni Salim, the Chairman of the Company and its ultimate controlling shareholder, as that expression is defined in and used for the purposes of the Listing Rules;
"Controlling Shareholder's Undertaking"	the irrevocable undertaking dated Wednesday, 14 October 2009 given by the Controlling Shareholder in favour of the Company and the Underwriters as described in this Prospectus;
"Credit Suisse"	Credit Suisse (Hong Kong) Limited, a licensed corporation under the SFO for Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 5 (advising on futures contracts), Type 6 (advising on corporate finance) and Type 7 (providing automated trading services) regulated activities as defined under the SFO;
"Director(s)"	director(s) of the Company;
"EAF(s)"	the excess application form(s) to be issued in connection with the Rights Issue;
"Existing Shares"	the Shares which were in issue at 5:00 p.m. on the Record Date;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"HKSCC"	Hong Kong Securities Clearing Company Limited;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited, a registered institution under the SFO, licensed to conduct Type 1 (dealing in securities), Type 4 (advising on securities), Type 5 (advising on futures contracts) and Type 6 (advising on corporate finance) regulated activities under the SFO and a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong);
"Intermediary"	in relation to a Beneficial Owner whose Shares are deposited in CCASS and registered in the name of HKSCC Nominees Limited, means the Beneficial Owner's broker, custodian, nominee or other relevant person who is a CCASS Participant or who has deposited the Beneficial Owner's Shares with a CCASS Participant;

"Investor Participant"	a person admitted to participate in CCASS as an Investor Participant;
"Last Trading Day"	Tuesday, 13 October 2009, being the Trading Day immediately prior to the temporary suspension in trading of the Shares on the Stock Exchange pending the release of the Announcement;
"Latest Acceptance Date"	the latest date for acceptance of, and payment for, Rights Shares, which is expected to be Thursday, 19 November 2009 (or such other date to be agreed in writing between the Company and the Underwriters);
"Latest Practicable Date"	Friday, 30 October 2009, being the latest practicable date prior to the printing of this Prospectus for the purposes of ascertaining certain information contained in this Prospectus;
"Latest Time for Termination"	4:30 p.m. on the third Business Day after the Latest Acceptance Date (the Latest Time for Termination is expected to be Tuesday, 24 November 2009);
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"NI 31-103"	the meaning given on page 19 of this Prospectus;
"NI 45-106"	the meaning given on page 19 of this Prospectus;
"Non-Qualifying Shareholder(s)"	Shareholder(s) whose name(s) appeared in the register of members of the Company at 5:00 p.m. on the Record Date and whose address(es) as shown in such register is/are in any of the Specified Territories, except for those Shareholders with addresses in the US, the UK or Canada who fulfil, to the satisfaction of the Company, the relevant requirements specified in the section of this Prospectus headed "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue"; and any Shareholders or Beneficial Owners at that time who are otherwise known by the Company to be resident in any of the Specified Territories, except for those Shareholders or Beneficial Owners resident in the US, the UK or Canada who fulfil, to the satisfaction of the Company, the relevant requirements specified in the section of this Prospectus headed "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue";
"PAL(s)"	the provisional allotment letter(s) to be issued in connection with the Rights Issue;

"PLDT"	Philippine Long Distance Telephone Company, an associated company of the Group;
"PRC"	the People's Republic of China;
"Prospectus"	this prospectus to be issued containing details of the Rights Issue;
"Prospectus Documents"	the Prospectus, PAL and EAF;
"QIB(s)"	"qualified institutional buyers" within the meaning of Rule 144A of the Securities Act;
"Qualifying Shareholders"	persons whose names appeared in the register of members of the Company at 5:00 p.m. on the Record Date as holders of Shares, but excluding the Non-Qualifying Shareholders;
"Record Date"	Wednesday, 4 November 2009, the date by reference to which entitlement to participate in the Rights Issue was determined;
"Registered Owner"	in respect of a Beneficial Owner, means a nominee, trustee, depository or any other authorised custodian or third party which is the registered holder in the register of members of the Company of the Shares in which the Beneficial Owner is beneficially interested;
"Registrar"	the Company's branch share registrar in Hong Kong being Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong;
"Regulation S"	Regulation S under the Securities Act;
"Relevant Persons"	the meaning given on the cover pages of this Prospectus, under the heading "Notice relating to investors in the UK";
"Rights Issue"	the issue, by way of rights, of one (1) Rights Share for every five (5) Existing Shares held at 5:00 p.m. on the Record Date at the Rights Subscription Price, payable in full on acceptance;
"Rights Share(s)"	643,387,400 new Shares to be allotted and issued by way of rights to Qualifying Shareholders;
"Rights Subscription Price"	the subscription price of HK$3.40 per Rights Share;
"Securities Act"	U.S. Securities Act of 1933, as amended;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;

"Share(s)"	ordinary share(s) of US$0.01 each in the share capital of the Company;
"Share Options"	share options granted under the share option scheme of the Company adopted on 24 May 2004;
"Shareholders"	persons registered in the register of members of the Company as holders of Shares, except that where the registered holder of Shares is HKSCC Nominees Limited on behalf of CCASS shall also include, where the context so admits, the CCASS Participants whose CCASS stock accounts are deposited with such Shares;
"Specified Territories"	means the US, the UK and Canada;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Trading Day"	a day on which the Stock Exchange is open for trading;
"Underwriters" (in alphabetical order)	Cazenove Asia, Credit Suisse and HSBC;
"Underwriting Agreement"	the underwriting agreement dated 15 October 2009 entered into between the Company and the Underwriters in relation to the Rights Issue, as amended by an amendment agreement dated 4 November 2009 entered into between the same parties;
"Underwritten Rights Shares"	the Rights Shares, other than those agreed to be, or to be procured to be, taken up by the Controlling Shareholder (being 284,491,191 Rights Shares), underwritten by the Underwriters subject to the terms and conditions of the Underwriting Agreement (being 358,896,209 Rights Shares);
"UK"	the United Kingdom of Great Britain and Northern Ireland;
"US"	the United States of America (including its territories and dependencies, any state in the US and the District of Columbia);
"US$"	US dollar, the lawful currency of the United States of America; and
"%"	per cent.

Unless stated otherwise, translations of quoted currency values in this Prospectus are made on an approximate basis and at the rate of US$1.00 = HK$7.75. Percentages and figures expressed have been rounded.

In this Prospectus, unless the context otherwise requires, any reference to the singular includes the plural and vice versa and any reference to a gender includes a reference to the other gender and the neuter.

The following information is derived from, and should be read in conjunction with and subject to, the full text of this Prospectus:

What is the Rights Issue?	:	A means for the Company to raise additional funding by offering to the Company's existing Shareholders who are Qualifying Shareholders the right to subscribe for further Shares in proportion to their existing shareholdings.
Basis of the Rights Issue	:	Qualifying Shareholders are being offered the opportunity to subscribe for one (1) Rights Share for every five (5) Existing Shares held at 5:00 p.m. on the Record Date. For more information in relation to Qualifying Shareholders, see the sections of this Prospectus headed "Qualifying Shareholders and Closure of Register of Members", "Distribution of this Prospectus and the other Prospectus Documents", "Non-Qualifying Shareholders" and "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue", below.
Rights Subscription Price	:	HK$3.40 per Rights Share payable in full on acceptance.
Number of Shares in issue	:	3,216,937,003 as at the Latest Practicable Date.
Number of Rights Shares to be issued	:	643,387,400 Rights Shares.
Latest Acceptance Date	:	Expected to be Thursday, 19 November 2009.
Amount to be raised	:	Approximately HK$2,187.5 million (equivalent to approximately US$282.3 million) before expenses.
Excess applications	:	Qualifying Shareholders may apply for Rights Shares in excess of their provisional allotment (see the section below headed "Application for Excess Rights Shares"). Any Rights Shares available for excess application would be those Rights Shares (if any) representing unsold fractional entitlements (see the section headed "Fractional Entitlements", below) and any Rights Shares provisionally allotted but not accepted by Qualifying Shareholders or otherwise subscribed for by transferees of nil-paid Rights Shares and any Rights Shares representing any unsold entitlements of the Non-Qualifying Shareholders (see the section headed "Non-Qualifying Shareholders", below).
Status	:	The Rights Shares, when allotted, issued and fully paid, will rank pari passu in all respects with the Shares then in issue such that holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions the record dates of which are on or after the date of allotment of the Rights Shares.
Underwriters (in alphabetical order)	:	Cazenove Asia, Credit Suisse and HSBC.

TERMINATION OF THE UNDERWRITING AGREEMENT

The Underwriters have the right to terminate the Underwriting Agreement by notice to the Company at any time prior to the Latest Time for Termination if:

(a) any of the following shall have come to the notice of the Underwriters or the Underwriters shall have reasonable cause to believe after the date of the Underwriting Agreement:

(i) that any statement contained in any of the Announcement, the Prospectus Documents or any supplementary prospectus was or has become untrue, incorrect or misleading in any material respect; or

(ii) that any matter has arisen or been discovered which would, if the Announcement, the Prospectus Documents or any supplementary prospectus had been issued at that time, constitute a material omission therefrom if it had not been disclosed in the Announcement, the Prospectus Documents or any supplementary prospectus; or

(iii) that the Company is required by any applicable law or regulatory rule to issue a supplementary prospectus in connection with the Rights Issue; or

(iv) that any of the warranties given by the Company pursuant to the Underwriting Agreement is (or would if repeated at that time be) untrue or breached; or

(v) any event, act or omission which gives rise or is likely to give rise to any liability of the Company pursuant to the indemnities contained in the Underwriting Agreement; or

(vi) any breach of any of the obligations or undertakings of the Company under the Underwriting Agreement; or

(vii) any adverse change or prospective adverse change in the business or in the financial or trading position or prospects of the Company or any of its subsidiaries or PLDT which in the opinion of the Underwriters is material in the context of the Rights Issue; or

(viii) any of the obligations or undertakings of the Controlling Shareholder under the Controlling Shareholder's Undertaking have not been complied with; or

(ix) the permission to deal in and the listing of the Rights Shares (in their nil-paid and fully-paid forms) has been withdrawn by the Stock Exchange; or

(x) any suspension in trading of Shares on the Stock Exchange for a continuous period of more than one Business Day (other than any suspension for the purpose of obtaining clearance from the Stock Exchange for the publication of the Announcement); or

(b) there develops, occurs, exists or comes into force:

(i) any event or series of events in the nature of force majeure (including, without limitation, any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out, outbreak or escalation of hostilities (whether or not war is declared) or declaration of national or international emergency or calamity or crisis) in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business; or

(ii) any new law or regulation or any change in existing laws or regulations (or any change in the interpretation or application thereof by any court or other competent authority) in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business; or

(iii) the declaration of a banking moratorium by the relevant Hong Kong authorities; or

(iv) any event or series of events concerning or relating to or otherwise having an effect on, or any change in, local (including, without limitation, Hong Kong), national, regional or international financial, political, military, industrial, economic, legal, fiscal or regulatory matters or conditions; or

(v) any change in the conditions of local, national or international securities markets (including, without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange, the Singapore Stock Exchange, the Philippine Stock Exchange or the Indonesia Stock Exchange); or

(vi) a change or development including a prospective change in taxation or exchange control in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business which will or may adversely affect the Company or any of its subsidiaries or PLDT or the present or prospective shareholders of the Company,

and which, in any such case and in the absolute opinion of the Underwriters, will or may (A) be materially adverse to, or materially and prejudicially affect, the business or financial or trading position or prospects of the Company, its subsidiaries and PLDT as a whole or the Rights Issue or the success thereof; or (B) make it inadvisable or inexpedient to proceed with the Rights Issue; or (C) have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms.

In the event that the Underwriters exercise their right to terminate the Underwriting Agreement, their obligations will cease and the Rights Issue will not proceed, in which case, a further announcement will be made by the Company at the relevant time.

WARNING OF THE RISKS OF DEALING IN NIL-PAID RIGHTS SHARES

The Rights Shares are expected to be dealt with in their nil-paid form from Monday, 9 November 2009 to Monday, 16 November 2009 (both dates inclusive).

The Rights Issue is conditional upon the Underwriting Agreement becoming unconditional and not being terminated. If the condition of the Rights Issue is not fulfilled, the Rights Issue will not proceed. Any dealing in Shares or Rights Shares in their nil-paid form, or in any other securities of the Company, is at an investor's own risk. Any Shareholders or other persons contemplating any dealings in the Shares or Rights Shares in their nil-paid form, or in any other securities of the Company, are advised to exercise caution and to consult their professional advisers.

EXPECTED TIMETABLE

The expected timetable for the Rights Issue is set out below:

	2009
Last day of dealings in the Shares on a cum-rights basis	Wednesday, 28 October
Commencement of dealings in the Shares on an ex-rights basis	Thursday, 29 October
Latest time for lodging transfers of Shares and related documents to be entitled to participate in the Rights Issue	4:30 p.m., Friday, 30 October
Book close period to determine the entitlements under the Rights Issue (both dates inclusive)	Monday, 2 November to Wednesday, 4 November
Reference time on the Record Date	5:00 p.m., Wednesday, 4 November
Prospectus Documents to be posted	Thursday, 5 November
First day of dealings in nil-paid Rights Shares	Monday, 9 November
Latest time for splitting nil-paid Rights Shares	4:30 p.m., Wednesday, 11 November
Latest time for (1) receipt by the Company of letters of representation, in the form attached hereto as Appendix IV, from US persons who are QIBs, (2) UK persons who are Relevant Persons to contact the Company to notify the Company of their eligibility to accept Rights Shares offered under the Rights Issue and (3) Canadian persons who are "accredited investors" as defined in NI 45-106 or "permitted clients" as defined in NI 31-103 to contact the Company to notify the Company of their eligibility to accept Rights Shares offered under the Rights Issue	1:00 p.m. Wednesday, 11 November
Last day of dealings in nil-paid Rights Shares	Monday, 16 November
Latest time for acceptance of Rights Shares and payment and for application and payment for excess Rights Shares	4:30 p.m., Thursday, 19 November
Rights Issue and Underwriting Agreement expected to become unconditional	4:30 p.m., Tuesday, 24 November
Announcement of the results of acceptance and excess application of the Rights Issue	Thursday, 26 November
Refund cheques for wholly and partially unsuccessful excess applications and cheques to Non-Qualifying Shareholders, if any, to be posted	Friday, 27 November

	2009
Share certificates for Rights Shares to be posted	Friday, 27 November
First day of dealings in fully-paid Rights Shares	Tuesday, 1 December

Notes:

(i) **All references to times and dates in the Expected Timetable are references to Hong Kong time and Hong Kong dates, respectively.**

(ii) Dates or deadlines specified in this Prospectus are indicative only and may be extended or varied by agreement between the Company and the Underwriters. Any changes to the timetable will be published or notified to the Shareholders and the Stock Exchange as appropriate.

Effect of bad weather on the latest time for acceptance of Rights Shares

The latest time for acceptance of Rights Shares and the payment therefor will not take place as shown if there is a tropical cyclone warning signal number 8 or above, or a "black" rainstorm warning:

(a) in force in Hong Kong at any local time before 12:00 noon and no longer in force after 12:00 noon on Thursday, 19 November 2009. Instead the latest time for acceptance of the Rights Shares and the payment therefor will, in both instances, be extended to 5:00 p.m. on the same Business Day; or

(b) in force in Hong Kong at any local time between 12:00 noon and 4:30 p.m. on Thursday, 19 November 2009. Instead the latest time for acceptance of the Rights Shares and the payment therefor will, in both instances, be rescheduled to 4:30 p.m. on the following Business Day which does not have either of those warnings in force at any time between 9:00 a.m. and 4:30 p.m.

If the latest time for acceptance of the Rights Shares and the payment therefor does not take place on Thursday, 19 November 2009, the subsequent dates mentioned in this section headed "Expected Timetable" may be affected. An announcement will be made by the Company in such event.


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacific.com
(Stock Code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-executive Directors:
Ambassador Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso
Napoleon L. Nazareno

Independent Non-executive Directors:
Graham L. Pickles
Prof. Edward K.Y. Chen, GBS, CBE, JP
Sir David W.C. Tang, KBE

Hong Kong Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

4 November 2009

To the Qualifying Shareholders and,
for information purposes only, the Non-Qualifying Shareholders other than US persons

Dear Sir or Madam,

PROPOSED RIGHTS ISSUE BY FIRST PACIFIC COMPANY LIMITED OF 643,387,400 RIGHTS SHARES AT THE SUBSCRIPTION PRICE OF HK$3.40 PER RIGHTS SHARE ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY FIVE EXISTING SHARES HELD

INTRODUCTION

The Company announced on Thursday, 15 October 2009 that it proposes to raise approximately HK$2,187.5 million (approximately US$282.3 million) before expenses by way of the Rights Issue, on the basis of one (1) Rights Share for every five (5) Existing Shares held at 5:00 p.m. on the Record Date. Qualifying Shareholders are entitled to apply for additional Rights Shares in excess of their respective

entitlements under the Rights Issue through excess applications. The Rights Issue will involve the issue of 643,387,400 Rights Shares at a subscription price of HK$3.40 per Rights Share payable in full on application.

The Underwritten Rights Shares are fully underwritten on the terms and subject to the conditions set out in the Underwriting Agreement and the Rights Issue would, on completion, raise for the Company approximately HK$2,187.5 million (approximately US$282.3 million), before expenses.

RIGHTS ISSUE OVERVIEW

What is the Rights Issue?	A means for the Company to raise additional funding by offering to the Company's existing Shareholders who are Qualifying Shareholders the right to subscribe for further Shares in proportion to their existing shareholdings.
Basis of the Rights Issue:	Qualifying Shareholders are being offered the opportunity to subscribe for one (1) Rights Share for every five (5) Existing Shares held at 5:00 p.m. on the Record Date. For more information in relation to Qualifying Shareholders, see the sections headed "Qualifying Shareholders and Closure of Register of Members", "Distribution of this Prospectus and other Prospectus Documents", "Non-Qualifying Shareholders" and "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue," below.
Rights Subscription Price:	HK$3.40 per Rights Share.
Number of Shares in issue:	3,216,937,003 Shares as at the Latest Practicable Date.
Number of Rights Shares to be issued:	643,387,400 Rights Shares.
Latest Acceptance Date:	Expected to be Thursday, 19 November 2009.
Amounts to be raised:	Approximately HK$2,187.5 million (equivalent to approximately US$282.3 million) before expenses.
Excess applications:	Qualifying Shareholders may apply for Rights Shares in excess of their provisional allotment (see the section headed "Application for Excess Rights Shares" below). Any Rights Shares available for excess application would be those Rights Shares (if any) representing unsold fractional entitlements (see the section headed "Fractional Entitlements", below) and any Rights Shares provisionally allotted but not accepted by Qualifying Shareholders or otherwise subscribed for by transferees of nil-paid Rights Shares and any Rights Shares representing any unsold entitlements of the Non-Qualifying Shareholders (see the section headed "Non-Qualifying Shareholders", below).

Status: The Rights Shares, when allotted, issued and fully paid, will rank pari passu in all respects with the Shares then in issue such that holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions the record dates of which are on or after the date of allotment of the Rights Shares.

Underwriters (in alphabetical order): Cazenove Asia, Credit Suisse and HSBC.

The number of Rights Shares to be issued represents approximately 20.0% of the existing issued share capital of the Company and approximately 16.7% of the issued share capital of the Company as enlarged by the allotment and issue of the Rights Shares.

THE RIGHTS SUBSCRIPTION PRICE

The Rights Subscription Price for the Rights Shares is HK$3.40 each and is payable in full when a Qualifying Shareholder accepts the provisional allotment of Rights Shares or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares applies for the relevant Rights Shares.

The Rights Subscription Price represents:

(i) a discount of approximately 26.6% to the closing price of HK$4.63 per Share as quoted on the Stock Exchange on the Latest Practicable Date;

(ii) a discount of approximately 35.8% to the closing price of HK$5.30 per Share as quoted on the Stock Exchange on the Last Trading Day;

(iii) a discount of approximately 31.7% to the theoretical ex-rights price of approximately HK$4.98 per Share which is calculated based on the closing price of the Shares on the Last Trading Day;

(iv) a discount of approximately 37.0% to the average of the closing prices of the Shares for the 5 consecutive Trading Days ended on the Last Trading Day of approximately HK$5.40 per Share;

(v) a discount of approximately 35.6% to the average of the closing prices of the Shares for the 10 consecutive Trading Days ended on the Last Trading Day of approximately HK$5.28 per Share;

(vi) a discount of approximately 36.3% to the average of the closing prices of the Shares for the 30 consecutive Trading Days ended on the Last Trading Day of approximately HK$5.34 per Share;

(vii) a premium of approximately 6.3% to the consolidated net asset value per Share of approximately HK$3.20 based on the consolidated net assets of the Company and its subsidiaries as set out in the unaudited financial statements of the Company and its subsidiaries as at 30 June 2009;

(viii) a discount of approximately 69.1% to the adjusted net assets value on the Latest Practicable Date* of approximately HK$11.0 per Share; and

(ix) a discount of approximately 64.9% to the adjusted net assets value on the Latest Practicable Date* after taking into account the effect of the Rights Issue of approximately HK$9.7 per Share.

* As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. The adjusted net assets value on the Latest Practicable Date represents the Group's underlying worth and is calculated based on the quoted share prices of the listed investments as at the Latest Practicable Date applied to the Group's economic interest and after deducting the Head Office's net debt.

The Rights Subscription Price was determined by the Company with reference to the prevailing market price of the Shares. After taking into consideration the reasons for the Rights Issue as stated in the section headed "Reasons for the Rights Issue and Use of Proceeds", the Directors (including the independent non-executive Directors) consider that the terms of the Rights Issue (including the Rights Subscription Price) are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

QUALIFYING SHAREHOLDERS

To qualify for the Rights Issue, a Shareholder must have been registered as a member of the Company on or before 5:00 p.m. on the Record Date and not be a Non-Qualifying Shareholder (see the section below entitled "Non-Qualifying Shareholders").

Qualifying Shareholders who take up their pro-rata entitlements in full will not suffer any dilution to their interests in the Company. If a Qualifying Shareholder does not take up his or her entitlement under the Rights Issue in full, his or her proportionate shareholding in the Company will be diluted.

BASIS OF PROVISIONAL ALLOTMENT OF RIGHTS SHARES

Qualifying Shareholders will receive a PAL in respect of the Rights Issue. The Rights Shares will be provisionally allotted on the basis of one (1) Rights Share, in nil-paid form, for every whole multiple of five (5) Existing Shares held by a Qualifying Shareholder at 5:00 p.m. on the Record Date. Any holdings (or balance of holdings) of less than five (5) Existing Shares will not entitle their holders to be provisionally allotted a Rights Share. The board lot of the Rights Shares in nil-paid form will be 2,000 Shares.

Application for all or any part of a Qualifying Shareholder's provisional allotment of Rights Shares should be made by completing the PAL, and lodging the same with a remittance for the Rights Shares being applied for, which shall be for an equal or lesser number of the Rights Shares provisionally allotted to such Qualifying Shareholder. See further the section headed "Procedures for Acceptance or Transfer" below.

DISTRIBUTION OF THIS PROSPECTUS AND THE OTHER PROSPECTUS DOCUMENTS

The Company will only send this Prospectus accompanied by the other Prospectus Documents to the Qualifying Shareholders. However, the Company will, to the extent practicable, send this Prospectus (without the PAL or the EAF) to Non-Qualifying Shareholders in the UK, for information purposes only; and will, to the extent practicable, send the Canadian Offering Memorandum to be issued by the Company in connection with the Rights Issue and dated on or around the date of this Prospectus to the Non-Qualifying Shareholders in Canada for information purposes only, also without the PAL or the EAF. This Prospectus will not be sent to any Shareholders or Beneficial Owners in the US, except to those Shareholders or Beneficial Owners whom the Company believes reasonably are QIBs and in respect of whom the provisions applicable to QIBs under the heading "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue" have been complied with.

Distribution of this Prospectus and the other Prospectus Documents into jurisdictions other than Hong Kong may be restricted by law. Persons into whose possession the Prospectus Documents come (including, without limitation, agents, custodians, nominees and trustees) should inform themselves of and observe any such restrictions. Any failure to comply with those restrictions may constitute a violation of the securities laws of any such jurisdiction. Any Shareholder or Beneficial Owner who is in any doubt as to his/her position should consult an appropriate professional adviser without delay. In particular, subject to certain exceptions as determined by the Company, this Prospectus should not be distributed, forwarded to or transmitted in, into or from any of the Specified Territories together with the PAL or the EAF.

The Prospectus Documents will not be registered under the applicable securities legislation of any jurisdiction other than Hong Kong and Bermuda.

NON-QUALIFYING SHAREHOLDERS

Non-Qualifying Shareholders are those Shareholders with registered addresses in, or who are otherwise known by the Company to be residents of, places outside Hong Kong and in respect of whom the Directors, based on enquiries made by the Directors, consider it necessary or expedient not to offer the Rights Issue to such Shareholders on account either of the legal restrictions under the laws of the relevant place in which the Shareholder is located or the requirements of the relevant regulatory body or stock exchange in that place.

The Company has obtained advice from legal advisers in respect of each of the Specified Territories that either (i) the Prospectus Documents would be required to be registered or filed with or subject to approval by the relevant authorities in those territories; or (ii) the Company or Shareholders would need to take additional steps to comply with the local legal requirements if the Rights Issue were extended to the Shareholders in those territories. Having considered the circumstances, the Directors have formed the view that, other than subject to certain limited exceptions as described below, it is necessary or expedient to restrict the ability of Shareholders in the Specified Territories to take up their rights under the Rights Issue due to the time and costs involved in the registration of the Prospectus and/or compliance with relevant local legal or regulatory requirements in those territories.

Accordingly, for the purposes of the Rights Issue, the Non-Qualifying Shareholders are:

(a) Shareholders whose name(s) appeared in the register of members of the Company at 5:00 p.m. on the Record Date and whose address(es) as shown in such register is/are in any of the Specified Territories, except for those Shareholders with addresses in the US, the UK or Canada who fulfil, to the satisfaction of the Company, the relevant requirements specified in the section headed "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue", below; and

(b) any Shareholders or Beneficial Owners at that time who are otherwise known by the Company to be resident in any of the Specified Territories, except for those Shareholders or Beneficial Owners resident in the US, the UK or Canada who fulfil, to the satisfaction of the Company, the relevant requirements specified in the section headed "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue", below.

Notwithstanding any other provision in this Prospectus or the PAL or the EAF, the Company reserves the right to permit any Shareholder to take up his/her/its rights if the Company, in its absolute discretion, is satisfied that the transaction in question is exempt from or not subject to the legislation or regulations giving rise to the restrictions in question. If the Company is so satisfied, the Company will, if requested, arrange for the relevant Shareholder to be sent a PAL and an EAF.

Rights Shares have been provisionally allotted to all Shareholders whom the Company considers are Qualifying Shareholders. In respect of those Shareholders whose name(s) appeared in the register of members of the Company at 5:00 p.m. on the Record Dated and whose address(es) as shown in such register is/are in any of the Specified Territories, the Rights Shares which would otherwise have been provisionally allotted to them have instead been provisionally allotted to a nominee and will be sold in the market in their nil-paid form in accordance with the procedures described in the final paragraph of this section, below; unless the relevant Shareholder complies, by no later than 1:00 p.m. on Wednesday, 11 November 2009 with the applicable requirements of the section below headed "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue". PALs and EAFs have not been, and will not be, sent to Shareholders with address(es) in, or who are otherwise known to the Company to be resident in, any of the Specified Territories except where the Company is satisfied that such action would not result in a contravention of any registration or other legal requirement in any such jurisdictions.

Receipt of this Prospectus and/or a PAL and/or an EAF or the crediting of nil-paid Rights Shares to a stock account in CCASS does not and will not constitute an offer in those jurisdictions in which it would be illegal to make an offer and, in those circumstances, this Prospectus and/or a PAL and/or an EAF must be treated as sent for information only and should not be copied or redistributed. Persons (including, without limitation, custodians, nominees and trustees) who receive a copy of this Prospectus and/or a PAL and/or an EAF or whose stock account in CCASS is credited with nil-paid Rights Shares should not, in connection with the Rights Issue, distribute or send the same in, into or from, or transfer nil-paid Rights Shares to any person in, into or from, any of the Specified Territories. If a PAL or an EAF or a credit of nil-paid Rights Shares in CCASS is received by any person in any such territory, or by his/her agent or nominee, he/she should not seek to take up the rights referred to in the PAL or transfer the PAL (or apply for any excess Rights Shares under the EAF) or transfer the nil-paid Rights Shares in CCASS unless the Company determines that such actions would not violate applicable legal or regulatory requirements. Any person (including, without limitation, custodians, nominees and trustees) who does forward this Prospectus or a PAL or an EAF in, into or from any Specified Territory (whether under a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this section.

Arrangements will be made for the Rights Shares which would otherwise have been available to be taken up by the Non-Qualifying Shareholders to be sold in the market in their nil-paid form on any one or more of the last three dealing days of the period for dealing in nil-paid Rights Shares (the last day of such period is Monday, 16 November 2009), if a premium (net of expenses) can be obtained. The proceeds of such sale, less expenses, will be paid to the Non-Qualifying Shareholders pro-rata to their shareholdings held at 5:00 p.m. on the Record Date. Such amounts will be paid in US$ or UK pounds sterling (depending on the registered address of the relevant Non-Qualifying Shareholder) and will be converted from Hong Kong dollars to the relevant currency of payment at the then prevailing exchange rates. The Company will retain individual amounts of HK$100 or less (or the equivalent) for its own benefit. Any unsold entitlement of Non-Qualifying Shareholders to the Rights Shares, together with any Rights Shares provisionally allotted but not accepted by the Qualifying Shareholders or otherwise subscribed for by transferees of nil-paid Rights Shares and any unsold fractions of the Rights Shares (see the section headed "Fractional Entitlements" below), will be made available for excess applications on EAFs by Qualifying Shareholders.

LIMITED CATEGORIES OF PERSONS IN THE SPECIFIED TERRITORIES WHO MAY BE ABLE TO TAKE UP THEIR RIGHTS UNDER THE RIGHTS ISSUE

Notwithstanding what is said in the section headed "Non-Qualifying Shareholders" above, the following limited categories of persons in the Specified Territories may be able to take up their rights under the Rights Issue:

(1) Shareholders or Beneficial Owners in the US whom the Company believes reasonably are QIBs may be able to purchase Rights Shares being offered in the Rights Issue (pursuant to the exercise of rights granted under the Rights Issue) by way of a private placement pursuant to an applicable exemption from registration under the Securities Act, provided that they provide a signed investor representation letter in the form set out in Appendix IV of this Prospectus, which will also contain restrictions and procedures regarding the transfer of Rights Shares.

    Duly completed and signed investor representation letters should be received by the Company by fax or email at the contact details for the Company specified below in this section, **by no later than 1:00 p.m. on Wednesday, 11 November 2009 (Hong Kong time);** failing which the nil-paid Rights Shares provisionally allotted to such Shareholders or in respect of such Beneficial Owners may be sold in the market in their nil-paid form pursuant to the arrangements applicable to the Rights Shares which would otherwise have been available to be taken up by the Non-Qualifying Shareholders, as described in the section above headed "Non-Qualifying Shareholders".

(2) Shareholders or Beneficial Owners resident in the UK who are (a) persons who have professional experience in matters relating to investments and who are investment professionals as specified in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Financial Promotion Order"); (b) persons falling within Article 49(2)(a)-(d) of the Financial Promotion Order ("high net worth companies, unincorporated associations etc"); or (c) persons to whom this Prospectus may otherwise be lawfully distributed.

A Shareholder or Beneficial Owner who considers that he/she/it fulfils one of those requirements and is, therefore, eligible to accept his/her/its Rights Shares provisionally allotted under the Rights Issue should contact the Company by sending a notification that it is eligible to participate in the Rights Issue **by no later than 1:00 p.m. on Wednesday, 11 November 2009 (Hong Kong time)**; failing which the nil-paid Rights Shares provisionally allotted to that Shareholder or in respect of that Beneficial Owner may be sold in the market in their nil-paid form pursuant to the arrangements applicable to the Rights Shares which would otherwise have been available to be taken up by the Non-Qualifying Shareholders, as described in the section above headed "Non-Qualifying Shareholders". The contact details of the Company for this purpose are set out below.

(3) Shareholders or Beneficial Owners located in Canada who are "accredited investors" as defined in National Instrument 45-106 *Prospectus and Registration Exemptions* ("NI 45-106") or "permitted clients" as defined in National Instrument 31-103 *Registration Requirements and Exemptions* ("NI 31-103").

A Shareholder or Beneficial Owner who considers that he/she/it is either an "accredited investor" under NI 45-106 or a " permitted client" under NI 31-103 and is, therefore, eligible to accept his/her/its Rights Shares provisionally allotted under the Rights Issue should contact the Company by sending a notification that it is eligible to participate in the Rights Issue **by no later than 1:00 p.m. on Wednesday, 11 November 2009 (Hong Kong time)**; failing which the nil-paid Rights Shares provisionally allotted to that Shareholder or in respect of that Beneficial Owner may be sold in the market in their nil-paid form pursuant to the arrangements applicable to the Rights Shares which would otherwise have been available to be taken up by the Non-Qualifying Shareholders, as described in the section above headed "Non-Qualifying Shareholders". The contact details of the Company for this purpose are set out below.

In each case, the Company reserves the absolute discretion in determining whether to allow such participation as well as the identity of the persons who may be allowed to do so.

A Shareholder or Beneficial Owner who fulfils, to the satisfaction of the Company, the requirements referred to in (1), (2) or (3) above may obtain a PAL and an EAF by contacting the Company and must do so by no later than 1:00 p.m. on Wednesday, 11 November 2009 (Hong Kong time). Shareholders or Beneficial Owners located in the US who are QIBs should return their duly completed and signed investor representation letters to the Company by fax or email, to be received by the Company by no later than 1:00 p.m. on Wednesday, 11 November 2009 (Hong Kong time), following receipt of which the Company will provide the relevant Shareholder with a PAL and an EAF (for those Shareholders who are registered Shareholders), or permit such Shareholder to participate in the Rights Issue and receive Rights Shares (for those Shareholders holding interests in Shares through CCASS). The Company's contact details for these purposes and for the purposes of paragraphs (2) and (3) above are as follows:

Telephone from within Hong Kong:	2842 4388
Telephone from outside Hong Kong:	+852 2842 4388
Fax from within Hong Kong:	2810 4313
Fax from outside Hong Kong:	+852 2810 4313
Email:	companysecretary@firstpacific.com
For the attention of:	the Company Secretary

PROCEDURES FOR ACCEPTANCE OR TRANSFER

General

Any person (including, without limitation, agents, nominees and trustees) wishing to take up his/her/its rights under the Rights Issue must satisfy himself/herself/itself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. The attention of Shareholders with registered addresses in any of the Specified Territories or holding Shares on behalf of persons with such addresses is drawn to the sections above headed "Non-Qualifying Shareholders" and "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue".

Each subscriber of Rights Shares being offered and sold outside the US will be deemed (by accepting delivery of this Prospectus) to have given each of the following representations and warranties to the Company and the Underwriters and to any person acting on their behalf, unless in their sole discretion the Company and the Underwriters waive such requirement:

- He/she/it was a Shareholder as at the Record Date, or he/she/it lawfully acquired or may lawfully acquire rights, directly or indirectly, from such a person;

- He/she/it may lawfully be offered, take up, exercise, obtain, subscribe for and receive the rights and/or the Rights Shares in the jurisdiction in which he/she/it resides or is currently located;

- Subject to certain exceptions, he/she/it is not resident or located in, or a citizen of, the US;

- Subject to certain exceptions, he/she/it is not accepting an offer to acquire, take up or exercise rights or Rights Shares on a non-discretionary basis for a person who is resident or located in, or a citizen of the US at the time the instruction to accept was given;

- He/she/it is acquiring the rights and/or the Rights Shares in an "offshore transaction" as defined in Regulation S under the Securities Act;

- He/she/it has not been offered the Rights Shares by means of any "directed selling efforts" as defined in Regulation S under the Securities Act;

- He/she/it is not acquiring rights or Rights Shares with a view to the offer, sale, transfer, delivery or distribution, directly or indirectly, of such rights or Rights Shares into the US; and

- He/she/it understands that neither the rights nor the Rights Shares have been or will be registered under the Securities Act or with any securities regulatory authority of any state, territory, or possession of the US and the rights or Rights Shares are being distributed and offered outside the US in reliance on Regulation S. Consequently he/she/it understands the rights or Rights Shares may not be offered, sold, pledged or otherwise transferred in or into the US, except in reliance on an exemption from, or in transactions not subject to, the registration requirements of the Securities Act.

Action to be taken by Registered Shareholders

Subscription for all Rights Shares provisionally allotted

For each Qualifying Shareholder, a PAL is enclosed with the Prospectus which entitles the Qualifying Shareholder(s) to whom it is addressed to subscribe for the number of the Rights Shares shown thereon. If the Qualifying Shareholder(s) wish(es) to exercise his/her/their right to subscribe for all the Rights Shares provisionally allotted to him/them as specified in the PAL, he/she/they must lodge the PAL in accordance with the instructions printed thereon, together with a remittance for the full amount payable on acceptance, with the Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, by no later than 4:30 p.m. on the Latest Acceptance Date. All remittances must be made in Hong Kong dollars and cheques or cashier's orders must be drawn on a bank account in Hong Kong and made payable to "**First Pacific Company Limited – Rights Issue Account**" and crossed "**Account Payee Only**".

It should be noted that unless the PAL, together with the appropriate remittance, has been lodged with the Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, by 4:30 p.m. on the Latest Acceptance Date, whether by the original allottee or any person in whose favour the rights have been validly transferred, that provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled. The Company may, at its discretion, treat a PAL as valid and binding on the person(s) by whom or on whose behalf it is lodged even if not completed in accordance with the relevant instructions.

All cheques and cashier's orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Any PAL in respect of which the cheque or cashier's order is dishonoured on first presentation is liable to be rejected, and in that event the provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled. If the Underwriters exercise their right to terminate the Underwriting Agreement before the Latest Time for Termination, the monies received in respect of the relevant provisional allotments will be returned to the relevant persons without interest and by means of cheques despatched by ordinary post at the risk of such persons on Friday, 27 November 2009.

Transfers and "splitting" of nil-paid Rights Shares

The nil-paid Rights Shares can be traded on the Stock Exchange. A Qualifying Shareholder can accept all of his/her/its provisional allotment of Rights Shares, or sell all of his/her/its provisional allotment on the Stock Exchange or accept only part of his/her/its provisional allotment and sell the remaining part on the Stock Exchange.

If a Qualifying Shareholder wishes to accept only part of his/her/its provisional allotment or transfer a part of his/her/its rights to subscribe for the Rights Shares provisionally allotted to him/her/it under the PAL or to transfer his/her/its rights to more than one person, the entire PAL must be surrendered and lodged for cancellation together with a covering letter stating clearly the number of split PALs required and the number of nil-paid Rights Shares to be comprised in each split PAL (which, in aggregate, should be equal to the number of Rights Shares provisionally allotted to such holder as stated in Box B of the original PAL), by no later than 4:30 p.m. on Wednesday, 11 November 2009 to the Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, who will cancel the original PAL and issue new PALs in the denominations required. This process is commonly known as "splitting" the nil-paid Rights Shares.

Having "split" the nil-paid Rights Shares, a Qualifying Shareholder who wishes to accept the provisional allotment of Rights Shares represented by a new PAL should do so in accordance with the instructions given above in relation to the subscription for all the Rights Shares provisionally allotted.

If a Qualifying Shareholder wishes to transfer all of his/her/its nil-paid Rights Shares under a PAL (or a split PAL, as the case may be) to another person, he/she/it should complete and sign Form B in the PAL and hand the PAL to the person to or through whom he/she/it is transferring his/her/its nil-paid Rights Shares. The transferee must then complete and sign Form C in the PAL and lodge the PAL intact together with a remittance for the full amount payable on acceptance with the Registrar, Computershare Hong Kong Investor Services Limited, at the address given above, to effect the transfer by no later than 4:30 p.m. on Thursday, 19 November 2009.

The Company reserves the right to refuse to register any transfer in favour of any person in respect of which the Company believes such transfer may violate applicable legal or regulatory requirements.

Important notice and representations and warranties relating to registered Shareholders in the Specified Territories

As described above, Shareholders with registered addresses in the Specified Territories are only permitted to take up their rights under the Rights Issue if they fulfil, to the satisfaction of the Company, the requirements specified in the section above entitled "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue".

Any registered Shareholder accepting and/or transferring a PAL or requesting registration of the Rights Shares comprised therein represents and warrants to the Company that, except where proof has been provided to the satisfaction of the Company that such person's use of the PAL will not result in the contravention of any applicable legal requirement in any jurisdiction: (i) such person is not accepting and/or transferring the PAL, or requesting registration of the relevant nil-paid Rights Shares or the fully-paid Rights Shares from within any of the Specified Territories; (ii) such person is not in any of the Specified Territories or in any territory in which it is otherwise unlawful to make or accept an offer to acquire the Rights Shares or to use the PAL in any manner in which such person has used or will use it; (iii) such person is not acting on a non-discretionary basis for a person resident in any of the Specified Territories at the time the instruction to accept or transfer was given; and (iv) such person is not acquiring the Rights Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any of the Rights Shares into any of the Specified Territories.

The Company may treat as invalid any acceptance or purported acceptance of the allotment of Rights Shares comprised in, or transfer or purported transfer of, a PAL if it: (a) appears to the Company to have been executed in, or despatched from, any of the Specified Territories and the acceptance may involve a breach of the laws of the relevant Specified Territory or the acceptance is otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it or its agents believe the same may violate any applicable legal or regulatory requirement; (b) provides an address in any of the Specified Territories for delivery of definitive share certificates for Rights Shares and such delivery would be unlawful or provides an address for delivery of definitive share certificates in any other jurisdiction outside Hong Kong in which it would be unlawful to deliver such certificates; or (c) purports to exclude the representation and/or warranty required by the paragraph immediately above.

Action to be taken by Beneficial Owners whose Shares are held by a Registered Owner (other than Shares deposited in CCASS)

Subscription for Rights Shares provisionally allotted and transfers and "splitting" of nil-paid Rights Shares

If you are a Beneficial Owner whose Shares are registered in the name of a Registered Owner and you wish to subscribe for the Rights Shares provisionally allotted to you, or sell your nil-paid Rights Shares or "split" your nil-paid Rights Shares and accept part of your provisional allotment and sell the remaining part, you should contact the Registered Owner and provide the Registered Owner with instructions or make arrangements with the Registered Owner in relation to the acceptance, transfer and/or "splitting" of the rights to subscribe for Rights Shares which have been provisionally allotted in respect of the Shares in which you are beneficially interested.

Such instructions and/or arrangements should be given or made in advance of the relevant dates stated in the Expected Timetable and otherwise in accordance with the requirements of the Registered Owner in order to allow the Registered Owner sufficient time to ensure that your instructions are given effect.

Important notice and representations and warranties relating to Beneficial Owners in the Specified Territories whose Shares are held by a Registered Owner (other than CCASS)

As described above, Beneficial Owners resident in the Specified Territories are only permitted to take up their rights under the Rights Issue if they fulfil, to the satisfaction of the Company, the requirements specified in the section above entitled "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue".

Any Beneficial Owner accepting and/or transferring a PAL or requesting registration of the Rights Shares comprised therein represents and warrants to the Company that, except where proof has been provided to the satisfaction of the Company that such person's use of the PAL will not result in the contravention of any applicable legal requirement in any jurisdiction: (i) such person is not accepting and/or renouncing the PAL, or requesting registration of the relevant nil-paid Rights Shares or the fully-paid Rights Shares from within any of the Specified Territories; (ii) such person is not in any of the Specified Territories or in any territory in which it is otherwise unlawful to make or accept an offer to acquire the Rights Shares or to use the PAL in any manner in which such person has used or will use it; (iii) such person is not acting on a non-discretionary basis for a person resident in any of the Specified Territories

at the time the instruction to accept or transfer was given; and (iv) such person is not acquiring the Rights Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any of the Rights Shares into any of the Specified Territories.

The Company may treat as invalid any acceptance or purported acceptance of the allotment of Rights Shares comprised in, or transfer or purported transfer of, a PAL if it: (a) appears to the Company to have been executed in, or despatched from, any of the Specified Territories and the acceptance may involve a breach of the laws of the relevant Specified Territory or the acceptance is otherwise in a manner which may involve a breach of the laws of any jurisdiction or if it or its agents believe the same may violate any applicable legal or regulatory requirement; (b) provides an address in any of the Specified Territories for delivery of definitive share certificates for Rights Shares and such delivery would be unlawful or provides an address for delivery of definitive share certificates in any other jurisdiction outside Hong Kong in which it would be unlawful to deliver such certificates; or (c) purports to exclude the representation and/or warranty required by the paragraph immediately above.

Action to be taken by Beneficial Owners holding interests in Shares through CCASS

Subscription for Rights Shares provisionally allotted and transfers and "splitting" of nil-paid Rights Shares

If you are a Beneficial Owner whose Shares are deposited in CCASS and registered in the name of HKSCC Nominees Limited, and you wish to subscribe for the Rights Shares provisionally allotted to you, or sell your nil-paid Rights Shares or "split" your nil-paid Rights Shares and accept part of your provisional allotment and sell the remaining part, you should (unless you are a person admitted to participate in CCASS as an Investor Participant) contact your Intermediary and provide your Intermediary with instructions or make arrangements with your Intermediary in relation to the acceptance, transfer and/or "splitting" of the rights to subscribe for Rights Shares which have been provisionally allotted in respect of the Shares in which you are beneficially interested.

Such instructions and/or arrangements should be given or made in advance of the relevant dates stated in the Expected Timetable and otherwise in accordance with the requirements of your Intermediary in order to allow your Intermediary sufficient time to ensure that your instructions are given effect. The procedure for acceptance, transfer and/or "splitting" by CCASS Participants of the Rights Shares provisionally allotted to CCASS stock accounts in respect of the Shares registered in the name of HKSCC Nominees Limited shall be in accordance with the "General Rules of CCASS", the "CCASS Operational Procedures" and any other requirements of CCASS.

The procedures for acceptance, transfer and/or "splitting" of Rights Shares provisionally allotted to Beneficial Owners who have been admitted to participate in CCASS as Investor Participants shall be in accordance with the "General Rules of CCASS", the "CCASS Operational Procedures" and any other requirements of CCASS. Beneficial Owners who have been admitted to participate in CCASS as Investor Participants should contact CCASS and provide CCASS with instructions or make arrangements with CCASS in relation to the manner in which such Beneficial Owners' interests in Rights Shares should be dealt with.

Important notice and representations and warranties relating to Beneficial Owners in the Specified Territories holding interests in Shares through CCASS

As described above, Beneficial Owners resident in any of the Specified Territories are only permitted to take up their rights under the Rights Issue if they fulfil, to the satisfaction of the Company, the requirements specified in the section above entitled "Limited categories of persons in the Specified Territories who may be able to take up their rights under the Rights Issue".

Any Beneficial Owner holding interests in Shares through CCASS and any CCASS Participant who makes a valid acceptance and/or transfer in accordance with the procedures set out above represents and warrants to the Company that, except where proof has been provided to the satisfaction of the Company that such person's acceptance will not result in the contravention of any applicable legal requirement in any jurisdiction: (i) such person is not in any of the Specified Territories or in any territory in which it is otherwise unlawful to make or accept an offer to acquire Rights Shares; (ii) such person is not acting on a non-discretionary basis for a person located within any of the Specified Territories at the time the instruction to accept was given; and (iii) such person is not acquiring Rights Shares with a view to the offer, sale, resale, transfer, delivery or distribution, directly or indirectly, of any such Rights Shares into any of the Specified Territories.

The Company may treat as invalid any instruction which appears to the Company to have been despatched from any of the Specified Territories and which may involve a breach of the laws of the relevant Specified Territory or any instruction which otherwise appears to the Company may involve a breach of the laws of any jurisdiction; or if the Company or its agents believes the same may violate any applicable legal or regulatory requirement; or which purports to exclude the representation and/or warranty required by the paragraph immediately above.

SHARE CERTIFICATES AND REFUND CHEQUES FOR THE RIGHTS ISSUE

Subject to the fulfilment of the condition of the Rights Issue, share certificates for all fully-paid Rights Shares are expected to be posted to those entitled thereto by ordinary mail at their own risk on or before Friday, 27 November 2009.

Refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares (if any) are expected to be posted on or around Friday, 27 November 2009 by ordinary mail to the applicants at their own risk.

STATUS OF THE RIGHTS SHARES

The Rights Shares, when allotted, issued and fully paid, will rank pari passu in all respects with the Shares then in issue such that holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions the record dates of which are on or after the date of allotment of the Rights Shares.

FRACTIONAL ENTITLEMENTS

The Company will not provisionally allot fractions of Rights Shares in their nil-paid or fully-paid forms.

The aggregate of fractions of the Rights Shares, in nil-paid form, will be provisionally allotted to a nominee appointed by the Company, and if a premium of more than HK$100 (net of expenses) can be obtained, will be sold by the Company or its appointed nominee in nil-paid form on the Stock Exchange. The net proceeds of such sale will be retained by the Company.

Any unsold fractions of the Rights Shares will be made available for excess applications on EAFs by Qualifying Shareholders.

APPLICATION FOR EXCESS RIGHTS SHARES

Qualifying Shareholders may apply, by way of excess applications, for Rights Shares representing unsold fractional entitlements, together with any Rights Shares provisionally allotted but not accepted by Qualifying Shareholders or otherwise subscribed for by transferees of nil-paid Rights Shares and any Rights Shares representing any unsold entitlements of the Non-Qualifying Shareholders (if any).

Action to be taken by Registered Shareholders who wish to apply for excess Rights Shares

Excess Rights Shares application procedures

Applications for excess Rights Shares should be made only by Qualifying Shareholders and only by completing an EAF and lodging the same with a separate remittance for the amount payable on application in respect of the excess Rights Shares being applied for with the Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. on Thursday, 19 November 2009 or such later time and/or date as may be agreed between the Company and the Underwriters. All remittances must be made in Hong Kong dollars and cheques or cashier's orders must be drawn on a bank account in Hong Kong and made payable to "**First Pacific Company Limited – Excess Application Account**" and crossed "**Account Payee Only**". The Directors will allocate the excess Rights Shares (if any) at their discretion on a fair and equitable basis on the following principles:

(1) preference will be given to applications for less than a board lot of Rights Shares where it appears to the Directors that such applications are made to round up odd lot holdings to whole lot holdings and that such applications are not made with the intention to abuse this mechanism; and

(2) subject to the availability of excess Rights Shares after allocation under principle (1) above, the excess Rights Shares will be allocated to Qualifying Shareholders based on a sliding scale with reference to the number of excess Rights Shares applied for by them (i.e. Qualifying Shareholders applying for a smaller number of excess Rights Shares will be allocated a higher percentage of the excess Rights Shares they have applied for; whereas Qualifying Shareholders applying for a larger number of excess Rights Shares will be allocated a lower percentage of the excess Rights Shares they have applied for (although they will receive a greater number of excess Rights Shares than those applying for a smaller number)).

If no excess Rights Shares are allotted to a Qualifying Shareholder, the amount tendered on application is expected to be returned to that Qualifying Shareholder in full by ordinary mail and at his own risk on Friday, 27 November 2009. If the number of excess Rights Shares allotted to a Qualifying Shareholder is less than that applied for, the surplus application monies are also expected to be returned to him by ordinary mail and at his own risk on Friday, 27 November 2009.

If the Underwriters exercise their right to terminate the Underwriting Agreement before the Latest Time for Termination, the monies received in respect of relevant applications for excess Rights Shares will be returned to the relevant persons without interest, by means of cheques despatched by ordinary mail at the risk of such persons on Friday, 27 November 2009.

All cheques or cashier's orders will be presented for payment following receipt and all interest earned on such monies will be retained for the benefit of the Company. Any EAF in respect of which a cheque or cashier's order is dishonoured on first presentation is liable to be rejected. The EAF is for use only by the person(s) to whom it is addressed and is not transferable. All documents, including cheques or cashier's orders for amounts due, will be sent at the risk of the persons entitled thereto to their registered addresses by the Registrar. The Company may, at its discretion, treat an EAF as valid and binding on the person(s) by whom or on whose behalf it is lodged even if not completed in accordance with the relevant instructions.

Important notice and representations and warranties relating to registered Shareholders in the Specified Territories

What is set out under the heading "Important notice and representations and warranties relating to registered Shareholders in the Specified Territories" on page 22 above in the section dealing with "Procedures for Acceptance or Transfer" of the nil-paid Rights Shares and fully-paid Rights Shares also applies to applications for excess Rights Shares, with appropriate changes to reflect that the context is an application for excess Rights Shares.

Action to be taken by Beneficial Owners whose Shares are held by a Registered Owner (other than Shares deposited in CCASS) who wish to apply for excess Rights Shares

Excess Rights Shares application procedures

If you are a Beneficial Owner whose Shares are registered in the name of a Registered Owner and you wish to apply for excess Rights Shares, you should contact the Registered Owner and provide the Registered Owner with instructions or make arrangements with the Registered Owner in relation to such application. Such instructions and/or arrangements should be given or made in advance of the latest time for application and payment for excess Rights Shares stated in the Expected Timetable and otherwise in accordance with the requirements of the Registered Owner, in order to allow the Registered Owner sufficient time to ensure that your instructions are given effect.

Important notice and representations and warranties relating to Beneficial Owners in the Specified Territories whose Shares are held by a Registered Owner (other than CCASS)

What is set out under the heading "Important notice and representations and warranties relating to Beneficial Owners in the Specified Territories whose Shares are held by a Registered Owner (other than CCASS)" on page 23 above in the section dealing with "Procedures for Acceptance or Transfer" of the nil-paid Rights Shares and fully-paid Rights Shares also applies to applications for excess Rights Shares, with appropriate changes to reflect that the context is an application for excess Rights Shares.

Action to be taken by Beneficial Owners holding interest in Shares through CCASS who wish to apply for excess Rights Shares

Excess Rights Shares application procedures

If you are a Beneficial Owner whose Shares are deposited in CCASS and registered in the name of HKSCC Nominees Limited, and you wish to apply for excess Rights Shares, you should (unless you are a person admitted to participate in CCASS as an Investor Participant) contact your Intermediary and provide your Intermediary with instructions or make arrangements with your Intermediary in relation to the application for excess Rights Shares. Such instructions and/or arrangements should be given or made in advance of the date stated in the Expected Timetable as the latest time for application and payment for excess Rights Shares and otherwise in accordance with the requirements of your Intermediary, in order to allow your Intermediary sufficient time to ensure that your instructions are given effect. The procedure for application for excess Rights Shares shall be in accordance with the "General Rules of CCASS", the "CCASS Operational Procedures" and any other requirements of CCASS.

The procedures for application for excess Rights Shares by Beneficial Owners who have been admitted to participate in CCASS as Investor Participants shall be in accordance with the "General Rules of CCASS", the "CCASS Operational Procedures" and any other requirements of CCASS. Beneficial Owners who have been admitted to participate in CCASS as Investor Participants should contact CCASS to provide CCASS with instructions or make arrangements with CCASS in relation to any applications for excess Rights Shares.

Important notice and representations and warranties relating to Beneficial Owners in the Specified Territories holding interests in Shares through CCASS

What is set out under the heading "Important notice and representations and warranties relating to Beneficial Owners in the Specified Territories holding interests in Shares through CCASS" on page 25 above in the section dealing with "Procedures for Acceptance or Transfer" of the nil-paid Rights Shares and the fully-paid Rights Shares also applies to applications for excess Rights Shares, with appropriate changes to reflect that the context is an application for excess Rights Shares.

Important notice for Beneficial Owners

Beneficial Owners with their Shares held by a Registered Owner, or which are held in CCASS, should note that the Registered Owner (including HKSCC Nominees Limited) is regarded as a single Shareholder according to the register of members of the Company. Accordingly, Beneficial Owners whose Shares are registered in the name of a Registered Owner, or which are held in CCASS, should note that the aforesaid arrangement in relation to the top-up of odd lots for allocation of excess Rights Shares will not be extended to them individually.

ADS HOLDERS

Because the Rights Shares have not been and will not be registered under the US Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the US, the Rights Shares are not being offered to ADS Holders and Bank of New York Mellon (the "**Depositary**"), the depositary appointed in respect of the ADSs, will not be permitted to pass the rights offered hereby on to the ADS Holders. Under the Company's existing Deposit Agreement, the Depositary has discretion, after consultation with the Company, as to the procedure to be followed in disposing of such rights on behalf of the ADS Holders and in making the net proceeds available to such holders or, if such procedure is not available, to allow the rights to lapse. After consulting with the Depositary, the Company understands that the Depositary intends to sell the rights in Hong Kong and distribute the net proceeds to ADS Holders.

The Rights Shares may be "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and therefore may not be deposited into any unrestricted depositary receipt facility established or maintained by any depositary bank, including but not limited to the existing ADR facility maintained by the Depositary, unless at the time of deposit such Rights Shares are no longer "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act.

APPLICATION FOR LISTING AND DEALING ARRANGEMENTS

The Company has applied to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Rights Shares, in both their nil-paid and fully-paid forms. No part of the Shares in issue or to be issued under the Rights Issue are listed or dealt in on any other stock exchange.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms, on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Rights Shares in both their nil-paid and fully-paid forms will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement dates of dealings in the Rights Shares on the Stock Exchange in both their nil-paid and fully-paid forms, or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any Trading Day is required to take place in CCASS on the second settlement day thereafter. All activities under CCASS are subject to the "General Rules of CCASS" and "CCASS Operational Procedures" in effect from time to time.

Dealings in the Rights Shares in both their nil-paid and fully-paid forms, both in board lots of 2,000, will be subject to the payment of stamp duty (see below under the section headed "Hong Kong Taxation") and other applicable fees in Hong Kong. Shareholders and Beneficial Owners should seek advice from their stockbroker or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

HONG KONG TAXATION

(a) General

This section addresses the taxation of income and capital gains of holders of nil-paid Rights Shares and fully-paid Rights Shares under the laws and practices of Hong Kong. The following summary of the tax position in Hong Kong is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. This summary provides a general outline of the material tax considerations that may be relevant to a decision to subscribe for, purchase, own or dispose of the Rights Shares and does not deal with all possible Hong Kong tax consequence applicable to all categories of investors.

(b) Taxation on gains of sale

No tax is imposed in Hong Kong in respect of capital gains. However, trading gains from the sale of an asset by persons carrying on a trade, profession or business in Hong Kong where the trading gains are derived from or arise in Hong Kong will be chargeable to Hong Kong profits tax. Hong Kong profits tax is currently charged at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals. Certain categories of taxpayers whose trade, profession or business consists of buying and selling shares are likely to be regarded as deriving trading gains rather than capital gains (for example, financial institutions, insurance companies and securities dealers) unless these taxpayers could prove that the investment securities are held as capital assets.

Gains from the sale of the nil-paid Rights Shares or fully-paid Rights Shares effected on the Stock Exchange will be considered to be derived from or arise in Hong Kong. A liability for Hong Kong profits tax would thus arise in respect of trading gains from the sale of nil-paid Rights Shares and fully-paid Rights Shares effected on the Stock Exchange, where such gains arise from a trade, profession or business carried on in Hong Kong and are otherwise not of a capital nature.

(c) Stamp Duty

Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the nil-paid Rights Shares or the fully-paid Rights Shares, will be payable by the purchaser on every purchase and by the seller on every sale of nil-paid Rights Shares or fully-paid Rights Shares (that is, a total of 0.2% is currently payable on a typical sale and purchase transaction involving Shares). In addition, a fixed duty of HK$5.00 is currently payable on any instrument of transfer of Shares.

UNDERWRITING ARRANGEMENTS FOR THE RIGHTS ISSUE

(1) Controlling Shareholder's Undertaking

As at the Latest Practicable Date, the Controlling Shareholder is directly or indirectly interested in a total of 1,422,455,963 Shares. The Company's total issued share capital is currently 3,216,937,003 ordinary shares of US$0.01 each. Accordingly, the Controlling Shareholder is interested in approximately 44.22% of the Company's current issued share capital.

The Controlling Shareholder has irrevocably undertaken to the Company and the Underwriters, among other things:

(i) to subscribe for (or procure subscription for), by 4:30 p.m. on the Latest Acceptance Date the 284,491,191 Rights Shares to be provisionally allotted to him and/or his associates in respect of the 1,422,455,963 Shares in which he or his associates are beneficially interested pursuant to the terms of the Rights Issue;

(ii) to procure that the Controlling Shareholder or his associates (as appropriate) will remain beneficially interested in the 1,422,455,963 Shares referred to in (i) above at 5:00 p.m. on the Record Date as they were on 14 October 2009; and

(iii) if any additional Rights Shares are provisionally allotted to the Controlling Shareholder or his associates pursuant to the terms of the Rights Issue, in respect of any further Shares acquired by the Controlling Shareholder or his associates on or before 5:00 p.m. on the Record Date, to subscribe for (or procure the subscription for), by 4:30 p.m. on the Latest Acceptance Date, those additional Rights Shares.

In connection with the financing of the Controlling Shareholder's obligations under the Controlling Shareholder's Undertaking, the Controlling Shareholder and/or his associate(s) have entered into, or propose to enter into, a loan facility with Credit Suisse, Singapore Branch as lender.

Save for the undertaking from the Controlling Shareholder, the Company has not obtained undertakings from any other Shareholders that they will subscribe for any or all of the Rights Shares to be provisionally allotted to them.

(2) Underwriting Agreement

The Underwriters have severally agreed (in their respective proportions) to fully underwrite the Underwritten Rights Shares, subject to the terms and conditions of the Underwriting Agreement as described below.

Terms of the Underwriting Agreement

Date:	15 October 2009, as amended by an amendment agreement dated 4 November 2009
Parties:	The Company and the Underwriters
Number of Rights Shares underwritten:	All of the Rights Shares excluding the 284,491,191 Rights Shares to be subscribed (or procured to be subscribed) by the Controlling Shareholder pursuant to the Controlling Shareholder's Undertaking, being 358,896,209 Rights Shares.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint or joint and several.

The number of Shares to be subscribed by the Controlling Shareholder is one Share less than the number stated in the Announcement; and the number of Rights Shares underwritten is, consequently, one Share more than the number stated in the Announcement. This is due to rounding, resulting from the Shares in which the Controlling Shareholder is interested being held through several custodian accounts. The Underwriting Agreement has been amended accordingly, pursuant to an amendment agreement dated 4 November 2009.

CONDITIONS OF THE RIGHTS ISSUE AND THE UNDERWRITING AGREEMENT

The Rights Issue is conditional upon the Underwriting Agreement becoming unconditional and not being terminated. The obligations of the Underwriters to underwrite the Rights Issue are conditional upon fulfilment of the following conditions:

(a) the Rights Shares being provisionally allotted by a resolution of the Board on the terms set out in the Prospectus Documents to the Qualifying Shareholders;

(b) the delivery to the Stock Exchange and registration by the Registrar of Companies in Hong Kong no later than Wednesday, 4 November 2009 (or such other date as the Underwriters may agree in writing with the Company) of one copy of each of the Prospectus Documents each duly certified, in accordance with the requirements of the Companies Ordinance, as having been approved by resolution of the Board (in compliance with the requirements of the Companies Ordinance);

(c) the filing with the Registrar of Companies in Bermuda of one copy of the Prospectus duly signed in accordance with the requirements of the Companies Act 1981 of Bermuda on or before or as soon as reasonably practicable after the publication of the Prospectus in compliance with the Companies Act 1981 of Bermuda;

(d) the sending of the Prospectus Documents to the Qualifying Shareholders only and the sending, to the extent reasonably practicable, of the Prospectus for information purposes only to the Non-Qualifying Shareholders with a registered address in the UK, and of the Canadian Offering Memorandum only to the Non-Qualifying Shareholders with a registered address in Canada;

(e) permission to deal in, and listing of, all the Rights Shares to be issued (in their nil-paid and fully-paid forms) being granted or agreed to be granted (subject to allotment) by the Stock Exchange by no later than the Business Day prior to the commencement of trading of Rights Shares (in nil-paid form and fully-paid forms respectively) and such permission not being withdrawn or revoked prior to the Latest Time for Termination;

(f) the fulfilment by the Controlling Shareholder of his obligations under the Controlling Shareholder's Undertaking in accordance with the terms and conditions of the Rights Issue and in respect of the Controlling Shareholder's obligations to subscribe or procure the subscription, on or before 4:30 p.m. on the Latest Acceptance Date, for the aggregate of (i) 284,491,191 Rights Shares; and (ii) any additional Rights Shares to be provisionally allotted to him and/or his associates in respect of any Shares acquired by him or his associates on or before 5:00 p.m. on the Record Date;

(g) the Company's compliance with and performance of all the undertakings and obligations of the Company under the Underwriting Agreement including, without limitation, the obligation to deliver to the Underwriters (in form and substance satisfactory to them) the documents listed therein by the times and dates specified therein;

(h) the issue of the Rights Shares and the obligations of the Underwriters to underwrite the Underwritten Rights Shares not being prohibited by any statute, order, rule, directive or regulation promulgated after the date of the Underwriting Agreement by any legislative, executive or regulatory body or authority of Hong Kong and/or Bermuda;

(i) no stop order or similar order having been issued by any court or other judicial, governmental or regulatory authority in relation to the Rights Issue nor the sale and subscription and/or purchase of the Rights Shares in accordance with the provisions of any of the Underwriting Agreement and the Controlling Shareholder's Undertaking or the execution and performance of the Underwriting Agreement by the Company or the execution and performance of the Controlling Shareholder's Undertaking by the Controlling Shareholder being prohibited by any statute, order, rule, regulation or directive issued by, or objected to by any legislative, executive or regulatory body or authority of Hong Kong; and

(j) the warranties given by the Company pursuant to the Underwriting Agreement remaining true and accurate at all times at or before the Latest Time for Termination.

If the conditions of the Underwriting Agreement are not duly fulfilled and/or waived (where applicable) by the Underwriters, by the time and/or date specified in each case or if no time or date is specified then on or before Tuesday, 15 December 2009 (or such later date as the Company and the Underwriters may agree in writing) or if the Underwriting Agreement shall be terminated as described below, save in respect of certain rights or obligations under the Underwriting Agreement all liabilities of the parties under the Underwriting Agreement will cease. In such circumstances, the Company shall reimburse the Underwriters for all the costs and expenses incurred but shall not be liable to pay to any of the Underwriters the underwriting commission thereunder.

If the Underwriting Agreement does not become unconditional or is terminated, the Rights Issue will not proceed.

TERMINATION OF THE UNDERWRITING AGREEMENT

The Underwriters reserve the right to terminate the arrangements set out in the Underwriting Agreement if:

(a) any of the following shall have come to the notice of the Underwriters or the Underwriters shall have reasonable cause to believe after the date of the Underwriting Agreement:

(i) that any statement contained in any of the Announcement, the Prospectus Documents or any supplementary prospectus was or has become untrue, incorrect or misleading in any material respect; or

(ii) that any matter has arisen or been discovered which would, if the Announcement, the Prospectus Documents or any supplementary prospectus had been issued at that time, constitute a material omission therefrom if it had not been disclosed in the Announcement, the Prospectus Documents or any supplementary prospectus; or

(iii) that the Company is required by any applicable law or regulatory rule to issue a supplementary prospectus in connection with the Rights Issue; or

(iv) that any of the warranties given by the Company pursuant to the Underwriting Agreement is (or would if repeated at that time be) untrue or breached; or

(v) any event, act or omission which gives rise or is likely to give rise to any liability of the Company pursuant to the indemnities contained in the Underwriting Agreement; or

(vi) any breach of any of the obligations or undertakings of the Company under the Underwriting Agreement; or

(vii) any adverse change or prospective adverse change in the business or in the financial or trading position or prospects of the Company or any of its subsidiaries or PLDT which in the opinion of the Underwriters is material in the context of the Rights Issue; or

(viii) any of the obligations or undertakings of the Controlling Shareholder under the Controlling Shareholder's Undertaking have not been complied with; or

(ix) the permission to deal in and the listing of the Rights Shares (in their nil-paid and fully-paid forms) has been withdrawn by the Stock Exchange; or

(x) any suspension in trading of Shares on the Stock Exchange for a continuous period of more than one Business Day (other than any suspension for the purpose of obtaining clearance from the Stock Exchange for the publication of the Announcement); or

(b) there develops, occurs, exists or comes into force:

(i) any event or series of events in the nature of force majeure (including, without limitation, any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic, terrorism, strike or lock-out, outbreak or escalation of hostilities (whether or not war is declared) or declaration of national or international emergency or calamity or crisis) in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business; or

(ii) any new law or regulation or any change in existing laws or regulations (or any change in the interpretation or application thereof by any court or other competent authority) in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business; or

(iii) the declaration of a banking moratorium by the relevant Hong Kong authorities; or

(iv) any event or series of events concerning or relating to or otherwise having an effect on, or any change in, local (including, without limitation, Hong Kong), national, regional or international financial, political, military, industrial, economic, legal, fiscal or regulatory matters or conditions; or

(v) any change in the conditions of local, national or international securities markets (including, without limitation, the imposition of any moratorium, suspension or material restriction on trading in securities generally on the Stock Exchange, the Singapore Stock Exchange, the Philippine Stock Exchange or the Indonesia Stock Exchange); or

(vi) a change or development including a prospective change in taxation or exchange control in Hong Kong or Bermuda or any other place in which the Company or any of its subsidiaries or PLDT conducts or carries on business which will or may adversely affect the Company or any of its subsidiaries or PLDT or the present or prospective shareholders of the Company,

and which, in any such case and in the absolute opinion of the Underwriters, will or may (A) be materially adverse to, or materially and prejudicially affect, the business or financial or trading position or prospects of the Company, its subsidiaries and PLDT as a whole or the Rights Issue or the success thereof; or (B) make it inadvisable or inexpedient to proceed with the Rights Issue; or (C) have the effect of making any part of the Underwriting Agreement (including underwriting) incapable of performance in accordance with its terms.

In the event that the Underwriters exercise their right to terminate the Underwriting Agreement, their obligations will cease and the Rights Issue will not proceed, in which case, a further announcement will be made by the Company at the relevant time.

WARNING OF THE RISKS OF DEALING IN SHARES AND NIL-PAID RIGHTS SHARES

The Shares have been dealt with on an ex-rights basis since Thursday, 29 October 2009. The Rights Shares are expected to be dealt with in their nil-paid form from Monday, 9 November 2009 to Monday, 16 November 2009 (both dates inclusive).

The Rights Issue is conditional upon the Underwriting Agreement becoming unconditional and not being terminated. If the condition of the Rights Issue is not fulfilled, the Rights Issue will not proceed. Any dealing in Shares or Rights Shares in their nil-paid form is at an investor's own risk. Any Shareholders or other persons contemplating any dealings in the Shares or Rights Shares in their nil-paid form are advised to exercise caution and to consult their professional advisers.

LOCK-UP UNDERTAKINGS

Pursuant to the Underwriting Agreement, the Company has undertaken to each of the Underwriters that:

(a) except for (i) the Rights Shares to be allotted and issued pursuant to the Rights Issue and (ii) any Shares or other securities or rights issued or granted under existing share schemes or pursuant to the exercise of existing rights of subscription or conversion (including any Share Options as already granted under the Share Option Scheme of the Company adopted on 24 May 2004); or

(b) with the prior written consent of the Underwriters (and which may be given or withheld at the absolute discretion of the Underwriters),

from the date of the Underwriting Agreement up to 90 days after the first day of trading of the Rights Shares on the Stock Exchange, the Company will not (i) allot or issue or sell, or offer to allot or issue or sell, accept subscription for, pledge, lend, mortgage, assign, charge, purchase any option or contract to sell, or grant any option, right or warrant to subscribe for or purchase or lend or otherwise dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or debt capital or other securities of the Company or any interests therein or any securities convertible into or exercisable or exchangeable for any Shares or which carry rights to subscribe for or purchase Shares, or deposit Shares with a depositary in connection with the issue of depositary receipts, or (ii) enter into a transaction

(including, without limitation, a swap or other derivative transaction) that transfers, in whole or in part, any of the economic consequences of ownership of any such Shares or debt capital or securities or any interest therein or has an effect on the market in the Shares similar to that of a sale of interest in Shares or repurchase any Shares, or (iii) enter into any transaction with the same economic effect as any transaction described in (i) or (ii) above or (iv) offer or agree or contract or announce any intention to enter into or effect any such transaction described in (i), (ii) or (iii) above.

Pursuant to the Controlling Shareholder's Undertaking, the Controlling Shareholder has undertaken to the Company and each of the Underwriters that from the date of the Controlling Shareholder's Undertaking up to 90 days after the first day of trading of the Rights Shares on the Stock Exchange, he will not and he will procure that none of his associates will (i) sell, transfer or otherwise dispose of any Shares held by him or his relevant associates (as the case may be), or (ii) enter into a transaction that transfers, in whole or in part, the economic consequences of ownership of any such Shares (including without limitation enter into or effect any transaction described in (i) above in respect of any interests, direct or indirect, held by the Controlling Shareholder in any of his associates which have an interest in any such Shares) or (iii) offer or agree or contract or announce any intention to enter into or effect any transaction described in (i) or (ii) above; provided that the Controlling Shareholder's Undertaking shall not prohibit or restrict any sale, transfer or other disposal of Shares (or transaction referred to in (ii) above or agreement or announcement referred to in (iii) above) among the Controlling Shareholder and his associates or between his associates; and further provided that nothing in the Controlling Shareholder's Undertaking shall prohibit or restrict any (A) sale, transfer or other disposal (or any transaction referred to in (ii) above or agreement or announcement referred to in (iii) above) pursuant to any security interest, charge or other encumbrance or rights over or in respect of any Shares in which the Controlling Shareholder is or may become (or any of his associates are or may become) interested which is either in existence as at the date of the Controlling Shareholder's Undertaking or which is or may be granted to or created in favour of any of the Underwriters or their respective affiliates, or (B) the grant or creation of any such security interest, charge or other encumbrance or rights over or in respect of any Shares in which the Controlling Shareholder is or may become (or any of his associates are or may become) interested in favour of any of the Underwriters or their respective affiliates.

NO USE OF THE GENERAL MANDATE

On the basis that the Rights Shares are being offered to Shareholders pro rata to their existing shareholdings (apart from fractional entitlements to Rights Shares and the exclusion of Non-Qualifying Shareholders on the basis described above), in accordance with Listing Rule 13.36(2)(a), there is no requirement for the Rights Issue to be approved by Shareholders in general meeting, nor for the Directors to issue the Rights Shares pursuant to the current general mandate granted to the Directors at the 2009 annual general meeting of the Company.

SHAREHOLDING STRUCTURE

As at the Latest Practicable Date, the Company has 3,216,937,003 Shares in issue and 208,272,000 Share Options outstanding which entitle the holders thereof to subscribe for 208,272,000 Shares, of which a total of 143,100,000 Share Options are vested before the completion of the Rights Issue. The latest date for those Share Options to be exercised in order to enable the holders of the Share Options to have become Shareholders on or before the Record Date, and to thereby qualify for the Rights Issue as Qualifying Shareholders, has already passed. Accordingly, the holders of the Share Options will not receive any nil-paid or fully-paid Rights Shares under the Rights Issue in respect of their Share Options.

Save for the Share Options, as at the Latest Practicable Date the Company has no other outstanding convertible securities, options, or warrants in issue or similar rights which confer any rights to subscribe for, convert into, or exchange into, Shares.

The shareholding structure of the Company upon completion of the Rights Issue, assuming no issue of any other Shares (other than the Rights Shares) on or before completion of the Rights Issue is as follows:

Shareholders	As at the Latest Practicable Date		Immediately after completion of the Rights Issue (assuming all Rights Shares are taken up by the Shareholders)		Immediately after completion of the Rights Issue (assuming no Rights Shares are taken up by the Shareholders other than the Controlling Shareholder)	
	No. of Shares	*%*	*No. of Shares*	*%*	*No. of Shares*	*%*
Controlling Shareholder and associates	1,422,455,963	44.2	1,706,947,154	44.2	1,706,947,154	44.2
Directors (other than the Controlling Shareholder)	40,225,652	1.3	48,270,780	1.3	40,225,652	1.1
Underwriters	–	–	–	–	358,896,209	9.3
Other Shareholders (being public Shareholders)	1,754,255,388	54.5	2,105,106,469	54.5	1,754,255,388	45.4
Total	3,216,937,003	100.0	3,860,324,403	100.0	3,860,324,403	100.0

REASONS FOR THE RIGHTS ISSUE AND USE OF PROCEEDS

The Group is principally engaged in telecommunications, infrastructure, consumer food products and natural resources.

The Company intends to raise net proceeds of approximately HK$2,146.8 million (approximately US$277.0 million) from the Rights Issue, after payment of expenses (equivalent to a net price of approximately HK$3.337 per Rights Share).

The Company intends to apply the net proceeds of the Rights Issue in pursuit of the Group's investment strategies and, in particular, to apply part of such proceeds to expand and develop the Group's mining strategies in the Philippines and in Southeast Asia, and secondly, if suitable opportunities arise, in the Group's infrastructure portfolio in the Philippines held through Metro Pacific Investments Corporation.

The Directors may review and vary the purpose for which the proceeds are used in light of what they consider to be the optimal use of proceeds from time to time. Further announcements will be made, if necessary, in the event of material change to the use of proceeds.

EQUITY FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

The Company has not conducted any equity fund raising activities in the past twelve months before the Latest Practicable Date.

ADJUSTMENTS TO EXERCISE PRICE AND NUMBER OF SHARE OPTIONS

As at the Latest Practicable Date, there are Share Options to subscribe up to an aggregate of 208,272,000 Shares outstanding under the Share Option Scheme. The allotment and issue of the Rights Shares will cause adjustments to the exercise price and number of Share Options.

The adjustments to be made to all outstanding Share Options as certified by the Company's auditors are set out as below:

Number of Share Options before Rights Issue	Exercise price prior to the Rights Issue	Number of Share Options after Rights Issue	Adjusted exercise price after the Rights Issue
	HK$		*HK$*
81,852,000	1.76	86,274,058	1.6698
4,500,000	3.275	4,743,113	3.1072
121,920,000	5.33	128,506,733	5.0569
208,272,000		**219,523,904**	

RECENT DEVELOPMENTS

As referred to in the Announcement, the Company's Philippine affiliate, MPIC, has previously stated that it intends to seek to increase its shareholding in Manila Electric Company ("Meralco") to not less than a 20% interest, and is in discussions with various parties with the intention of achieving that objective. The Group and its Philippine affiliated and associated companies currently hold an aggregate approximately 34.7% shareholding in Meralco, with Pilipino Telephone Corporation ("Piltel"), a subsidiary of PLDT, currently holding an approximately 20% shareholding and MPIC holding an approximately 14.7% shareholding.

Since the date of the Announcement, MPIC has been actively engaged in discussions with First Philippine Holdings Corporation ("FPHC"), a Philippine corporation controlled by the Lopez group, which holds approximately 13.4% of Meralco relating to certain arrangements to increase MPIC's shareholding in Meralco by a further approximately 6.7% interest. However, on 30 October 2009, MPIC was informed by FPHC that FPHC had received a competing proposal from a group including Mr. Henry Sy Jr. to purchase all of the approximately 13.4% interest in Meralco held by FPHC. MPIC believes that the proposed purchase price under the competing proposal is Pesos 300 (equivalent to approximately US$6.3 or HK$48.4) per share of Meralco. MPIC has no information at this stage as to how such competing proposal might be financed and discussions between MPIC and FPHC are ongoing with a view to clarifying the implications of the possible competing offer on MPIC's proposed arrangements and establishing whether MPIC's proposed arrangements will proceed.

In connection with any proposal by FPHC to sell its interest in Meralco to any person other than MPIC or Piltel, both MPIC and Piltel have the benefit of certain rights of first refusal and tag-along rights under Agreements dated 12 March 2009 which were entered into between the Lopez group and the persons from whom MPIC and Piltel acquired their respective interests in Meralco (the rights under which were assigned to MPIC and Piltel on their acquisitions of interests in Meralco).

No agreement to increase interests in Meralco by MPIC has been executed as at the date of this Prospectus; nor has any decision been taken in relation to when such an agreement might be executed, or in relation to any possible exercise of MPIC's or Piltel's rights of first refusal and/or tag-along rights under the Agreements referred to above in connection with any possible sale by FPHC of an interest in Meralco to the competing bidder or any other person. The Company will make such further announcements as may be appropriate to update the Shareholders of any material developments in relation to this matter.

QUARTERLY FINANCIAL RESULTS IN RESPECT OF THE THIRD QUARTER OF 2009 PUBLISHED OR TO BE PUBLISHED BY CERTAIN LISTED SUBSIDIARIES AND ASSOCIATED COMPANIES OF THE GROUP AND CERTAIN OTHER LISTED COMPANIES IN WHICH THE GROUP IS INVESTED

Shareholders should note that the following listed subsidiaries and associated companies of the Group, and certain other listed companies in which the Group is invested, have recently announced or will soon be announcing their financial results for the quarter ended 30 September 2009. The table below sets out the names of the relevant companies; the Group's attributable economic interest in each of the relevant companies; the relevant stock exchange on which the securities of each of the relevant companies are listed; and the date/indicative date (which is not fixed and is subject to change) on which the third quarter 2009 financial results are expected to be announced.

Name of relevant company	The Group's attributable economic interest in the relevant company	Stock exchange on which the shares of the relevant company are listed	Date/indicative date for announcement of third quarter 2009 financial results
Indofood Agri Resources Ltd.*	29.1%	Singapore Stock Exchange	11 November 2009
Manila Electric Company	13.2%	Philippine Stock Exchange	29 October 2009
Metro Pacific Investments Corporation*	54.1%	Philippine Stock Exchange	12 November 2009
Metro Pacific Tollways Corporation*	54.0%	Philippine Stock Exchange	13 November 2009
Philex Mining Corporation	30.9%	Philippine Stock Exchange	10 November 2009
Philippine Long Distance Telephone Company*	26.5%	Philippine Stock Exchange	3 November 2009
Pilipino Telephone Corporation	26.3%	Philippine Stock Exchange	29 October 2009
PT Indofood Sukses Makmur Tbk*	50.1%	Indonesia Stock Exchange	15 December 2009
PT Perusahaan Perkebunan London Sumatra Indonesia Tbk*	18.8%	Indonesia Stock Exchange	10 November 2009

Consistent with the Company's past practice, the third quarter 2009 financial results of the companies listed above which have an asterisk next to their respective names have been/will be reproduced by the Company in the form of overseas regulatory announcements published or to be published by the Company in Hong Kong in accordance with Rule 13.09(2) of the Listing Rules, on or around the dates/ indicative dates specified above.

For the remaining companies which do not have an asterisk marked next to their respective names, Shareholders should refer to the relevant public disclosure made by those companies in accordance with the rules of the relevant stock exchange on which their shares are listed.

GENERAL

The unaudited consolidated net asset value of the Company and its subsidiaries as at 30 June 2009 amounted to approximately US$1,327.0 million (approximately HK$10,284.3 million). For the financial year ended 31 December 2008, the audited consolidated profits before and after taxation of the Company and its subsidiaries amounted to approximately US$397.4 million (approximately HK$3,079.9 million) and US$336.6 million (approximately HK$2,608.7 million) respectively. For the financial year ended 31 December 2007, the audited consolidated profits before and after taxation of the Company and its subsidiaries amounted to approximately US$754.5 million (approximately HK$5,847.4 million) and US$665.6 million (approximately HK$5,158.4 million) respectively.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this Prospectus.

Yours faithfully,
By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

1. SUMMARY OF FINANCIAL RESULTS AND CONDITIONS OF THE GROUP

The following financial information has been extracted from the audited consolidated financial statements of the Group as published in the Company's annual reports for the years ended 31 December 2007 and 2008 and the unaudited condensed consolidated interim financial statements of the Group as published in the Company's interim report for the six months ended 30 June 2009.

	Six months ended 30 June 2009	Year ended 31 December 2008	2007	2006
	US$ million	*US$ million*	*US$ million*	*US$ million*
	(Unaudited)	(Audited)	(Audited)	(Audited)
Turnover	1,809.1	4,105.3	3,040.8	2,474.8
Profit before taxation	353.3	397.4	754.5	293.3
Taxation	(52.7)	(61.4)	(94.0)	(71.6)
Profit for the period/year from continuing operations	300.6	336.0	660.5	221.7
Profit for the period/year from a discontinued operation	2.7	0.6	5.1	–
Profit before minority interest	303.3	336.6	665.6	221.7
Minority interest	(139.0)	(135.8)	(160.8)	(57.2)
Profit attributable to owners of the parent	164.3	200.8	504.8	164.5
Ordinary share dividends				
Interim – 2009: U.S. 0.51 cent (2008: U.S. 0.38 cent, 2007: U.S. 0.26 cent, 2006: U.S. 0.13 cent) per share	16.5	12.3	8.2	4.1
Special – 2008: Nil (2007: U.S. 0.38 cent, 2006: U.S. 0.12 cent) per share	N/A	–	12.3	3.9
Proposed final – 2008: U.S. 0.77 cent (2007: U.S. 0.64 cent, 2006: U.S. 0.45 cent) per share	N/A	24.7	20.6	14.4
Total	16.5	37.0	41.1	22.4
Earnings per share (U.S. cents)				
– Basic	5.11	6.23	15.72	5.15
– Diluted	5.05	5.93	15.29	5.06

N/A: Not applicable

Assets and liabilities of the Group

	As at 30 June	As at 31 December		
	2009	**2008**	**2007**	**2006**
	US$ million	*US$ million*	*US$ million*	*US$ million*
	(Unaudited)	(Audited)	(Audited)	(Audited)
Total assets	7,569.4	7,199.0	5,221.1	2,883.5
Less: Total liabilities	4,832.3	4,823.8	3,098.1	1,850.7
Minority interest	1,410.1	1,245.1	991.7	450.1
Net assets	1,327.0	1,130.1	1,131.3	582.7

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP

The following are the audited financial statements of the Group for the year ended 31 December 2008 together with the accompanying notes as extracted from the annual report of the Company for the year ended 31 December 2008.

Consolidated Profit and Loss Statement

For the year ended 31 December		**2008**	**2007**
US$ millions	*Notes*		(Restated)[(i)]
Turnover	4	4,105.3	3,040.8
Cost of sales		(3,103.4)	(2,320.7)
Gross Profit		1,001.9	720.1
Gain on dilutions and divestments		28.7	356.1
Distribution costs		(273.9)	(254.2)
Administrative expenses		(256.8)	(170.7)
Other operating (expenses)/income, net		(144.9)	0.6
Net borrowing costs	5	(150.5)	(137.1)
Share of profits less losses of associated companies and joint ventures		192.9	239.7
Profit Before Taxation	6	397.4	754.5
Taxation	7	(61.4)	(94.0)
Profit for the Year from Continuing Operations		336.0	660.5
Profit for the year from a discontinued operation	8	0.6	5.1
Profit for the Year		336.6	665.6
Attributable to:			
Equity holders of the parent	9	200.8	504.8
Minority interest		135.8	160.8
		336.6	665.6
Ordinary Share Dividends	10		
Interim – U.S. 0.38 cent (2007: U.S. 0.26 cent) per share		12.3	8.2
Proposed special – Nil (2007: U.S. 0.38 cent) per share		–	12.3
Proposed final – U.S. 0.77 cent (2007: U.S. 0.64 cent) per share		24.7	20.6
Total		37.0	41.1

For the year ended 31 December *US$ millions*	*Notes*	**2008**	**2007** (Restated)[i]
Earnings Per Share Attributable to Equity Holders of the Parent (U.S. cents)	11		
Basic			
– For profit from continuing operations		6.23	15.67
– For profit from a discontinued operation		–	0.05
– For profit for the year		6.23	15.72
Diluted			
– For profit from continuing operations		5.93	15.24
– For profit from a discontinued operation		–	0.05
– For profit for the year		5.93	15.29

(i) Refer to Note 2(B)

The accompanying notes form an integral part of the Financial Statements.

Consolidated Balance Sheet

At 31 December *US$ millions*	*Notes*	**2008**	**2007** (Restated)(i)
Non-current Assets			
Property, plant and equipment	12	808.4	784.1
Plantations	13	744.5	881.5
Associated companies and joint ventures	15	1,202.3	1,304.7
Goodwill	16	675.6	347.2
Other intangible assets	17	1,538.5	–
Accounts receivable, other receivables and prepayments	18	3.0	37.0
Prepaid land premiums	19	153.2	151.4
Available-for-sale assets	20	1.7	6.0
Deferred tax assets	21	38.7	45.0
Financial assets at fair value through profit or loss	22	–	79.8
Other non-current assets	23	217.1	110.0
		5,383.0	3,746.7
Current Assets			
Cash and cash equivalents	24	625.9	600.8
Pledged deposits	34(C)	12.0	–
Available-for-sale assets	20	56.9	24.1
Accounts receivable, other receivables and prepayments	18	435.5	355.5
Inventories	25	557.4	494.0
		1,687.7	1,474.4
Assets of a disposal group classified as held for sale	8	128.3	–
		1,816.0	1,474.4

At 31 December *US$ millions*	*Notes*	2008	2007 (Restated)[i]
Current Liabilities			
Accounts payable, other payables and accruals	26	667.4	485.6
Short-term borrowings	27	1,207.0	1,000.1
Provision for taxation	28	55.8	52.9
Current portion of deferred liabilities and provisions	29	39.4	17.4
		1,969.6	1,556.0
Liabilities directly associated with the assets classified as held for sale	8	106.1	–
		2,075.7	1,556.0
Net Current Liabilities		(259.7)	(81.6)
Total Assets Less Current Liabilities		5,123.3	3,665.1
Equity			
Issued share capital	30	32.1	32.2
Other reserves	31	902.0	1,048.6
Retained earnings		196.0	50.5
Equity attributable to equity holders of the parent		1,130.1	1,131.3
Minority interest	32	1,245.1	991.7
Total Equity		2,375.2	2,123.0
Non-current Liabilities			
Long-term borrowings	27	1,951.7	1,044.5
Deferred liabilities and provisions	29	432.4	180.5
Deferred tax liabilities	21	364.0	310.8
Derivative liability	33	–	6.3
		2,748.1	1,542.1
		5,123.3	3,665.1

(i) Refer to Note 2(B)

The accompanying notes form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

25 March 2009

Company Balance Sheet

At 31 December *US$ millions*	*Notes*	2008	2007
Non-current Assets			
Subsidiary companies	14	996.2	906.2
Loans to a joint venture		–	104.3
		996.2	1,010.5
Current Assets			
Cash and cash equivalents	24	45.9	106.3
Amounts due from subsidiary companies	14(A)	1,889.5	1,781.8
Other receivables and prepayments		0.1	0.2
		1,935.5	1,888.3
Current Liabilities			
Amounts due to subsidiary companies	14(B)	832.6	814.5
Other payables and accruals		0.6	0.6
		833.2	815.1
Net Current Assets		1,102.3	1,073.2
Total Assets Less Current Liabilities		2,098.5	2,083.7
Equity			
Issued share capital	30	32.1	32.2
Other reserves		1,182.2	1,162.5
Retained earnings		344.0	348.1
Equity attributable to equity holders of the parent		1,558.3	1,542.8
Non-current Liabilities			
Loans from subsidiary companies	14(C)	540.2	540.9
		2,098.5	2,083.7

The accompanying notes form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

25 March 2009

Consolidated Statement of Changes in Equity

US$ millions	*Notes*	Equity attributable to equity holders of the parent										
		Issued share capital	Share premium	Share options issued	Unrealized gains/ (losses) on available-for-sale assets	Unrealized (losses)/ gains on cash flow hedges	Exchange reserve	Capital and other reserves	(Accumulated losses)/ retained earnings	Total	Minority interest	Total equity
Balance at 1 January 2007		32.0	964.2	11.3	51.9	(6.6)	(42.7)	(2.6)	(424.8)	582.7	450.1	1,032.8
Changes in equity for 2007:												
Exchange differences on translating foreign operations		–	–	–	–	–	84.2	–	–	84.2	(29.5)	54.7
Unrealized gains on available-for-sale assets		–	–	–	3.9	–	–	–	–	3.9	2.2	6.1
Realized gains on available-for-sale assets		–	–	–	(45.5)	–	–	–	–	(45.5)	(3.3)	(48.8)
Unrealized gains on cash flow hedges		–	–	–	–	13.4	–	–	–	13.4	–	13.4
Net income and expense recognized directly in equity		–	–	–	(41.6)	13.4	84.2	–	–	56.0	(30.6)	25.4
Profit for the year		–	–	–	–	–	–	–	504.8	504.8	160.8	665.6
Total recognized income and expense for the year		–	–	–	(41.6)	13.4	84.2	–	504.8	560.8	130.2	691.0
Divestment and dilution of interest in an associated company		–	–	–	–	0.5	3.3	–	–	3.8	–	3.8
Dilution of interest in subsidiary companies		–	–	–	–	–	(0.8)	0.3	–	(0.5)	–	(0.5)
Acquisition of subsidiary companies	34(A)	–	–	–	–	–	–	–	–	–	203.5	203.5
Change in attributable interests		–	–	–	–	–	–	–	–	–	222.9	222.9
Dividends paid to minority shareholders		–	–	–	–	–	–	–	–	–	(15.0)	(15.0)
Issue of shares upon the exercise of share options	30(A)	0.2	7.5	(2.4)	–	–	–	–	–	5.3	–	5.3
Repurchase and cancellation of shares	30(B)	–	–	–	–	–	–	–	(3.0)	(3.0)	–	(3.0)
Equity-settled share option arrangements		–	–	8.7	–	–	–	–	–	8.7	–	8.7
2006 special dividend		–	–	–	–	–	–	–	(3.9)	(3.9)	–	(3.9)
2006 final dividend		–	–	–	–	–	–	–	(14.4)	(14.4)	–	(14.4)
2007 interim dividend	10	–	–	–	–	–	–	–	(8.2)	(8.2)	–	(8.2)
Balance at 31 December 2007 (Restated)[i]		32.2	971.7	17.6	10.3	7.3	44.0	(2.3)	50.5	1,131.3	991.7	2,123.0

US$ millions	*Notes*	Equity attributable to equity holders of the parent Issued share capital	Share premium	Share options issued	Unrealized gains/ (losses) on available-for-sale assets	Unrealized (losses)/ gains on cash flow hedges	Exchange reserve	Capital and other reserves	(Accumulated losses)/ retained earnings	Total	Minority interest	Total equity
Balance at 31 December 2007												
As previously reported		32.2	971.7	17.6	10.3	7.3	44.2	(2.3)	56.1	1,137.1	992.6	2,129.7
Prior year adjustments	2(B)	-	-	-	-	-	(0.2)	-	(5.6)	(5.8)	(0.9)	(6.7)
As restated[(i)]		32.2	971.7	17.6	10.3	7.3	44.0	(2.3)	50.5	1,131.3	991.7	2,123.0
Changes in equity for 2008:												
Exchange differences on translating foreign operations		-	-	-	-	-	(159.9)	-	-	(159.9)	(177.2)	(337.1)
Unrealized gains on available-for-sale assets		-	-	-	1.6	-	-	-	-	1.6	1.3	2.9
Realized gains on available-for-sale assets		-	-	-	(0.1)	-	-	-	-	(0.1)	-	(0.1)
Unrealized losses on cash flow hedges		-	-	-	-	(5.9)	-	-	-	(5.9)	-	(5.9)
Net income and expense recognized directly in equity		-	-	-	1.5	(5.9)	(159.9)	-	-	(164.3)	(175.9)	(340.2)
Profit for the year		-	-	-	-	-	-	-	200.8	200.8	135.8	336.6
Total recognized income and expense for the year		-	-	-	1.5	(5.9)	(159.9)	-	200.8	36.5	(40.1)	(3.6)
Divestment and dilution of interest in an associated company		-	-	-	-	-	(0.3)	-	-	(0.3)	-	(0.3)
Dilution of interest in subsidiary companies		-	-	-	-	-	0.2	-	-	0.2	-	0.2
Acquisition of subsidiary companies	34(A)	-	-	-	-	0.5	-	(2.4)	-	(1.9)	295.1	293.2
Change in attributable interests		-	-	-	-	-	-	-	-	-	25.7	25.7
Reserve of a disposal group classified as assets held for sale		-	-	-	(0.1)	-	-	0.1	-	-	-	-
Dividends paid to minority shareholders		-	-	-	-	-	-	-	-	-	(27.3)	(27.3)
Issue of shares upon the exercise of share options	30(A)	0.1	2.4	(0.9)	-	-	-	-	-	1.6	-	1.6
Repurchase and cancellation of shares	30(B)	(0.2)	-	-	-	-	-	0.2	(10.1)	(10.1)	-	(10.1)
Equity-settled share option arrangements		-	-	18.0	-	-	-	-	-	18.0	-	18.0
2007 special dividend	10	-	-	-	-	-	-	-	(12.3)	(12.3)	-	(12.3)
2007 final dividend	10	-	-	-	-	-	-	-	(20.6)	(20.6)	-	(20.6)
2008 interim dividend	10	-	-	-	-	-	-	-	(12.3)	(12.3)	-	(12.3)
Balance at 31 December 2008		32.1	974.1	34.7	11.7	1.9	(116.0)	(4.4)	196.0	1,130.1	1,245.1	2,375.2

(i) Refer to Note 2(B)

The accompanying notes form an integral part of the Financial Statements.

Company Statement of Changes in Equity

US$ millions	*Notes*	Issued share capital	Share premium	Share options issued	Capital redemption reserve	Contributed surplus	Retained earnings	Total
Balance at 1 January 2007		32.0	964.2	10.7	–	173.8	265.6	1,446.3
Profit for the year		–	–	–	–	–	112.0	112.0
Issue of shares upon the exercise of share options	30(A)	0.2	7.5	(2.4)	–	–	–	5.3
Repurchase and cancellation of shares	30(B)	–	–	–	–	–	(3.0)	(3.0)
Equity-settled share option arrangements	36(A)	–	–	8.7	–	–	–	8.7
2006 special dividend		–	–	–	–	–	(3.9)	(3.9)
2006 final dividend		–	–	–	–	–	(14.4)	(14.4)
2007 interim dividend	10	–	–	–	–	–	(8.2)	(8.2)
Balance at 31 December 2007		32.2	971.7	17.0	–	173.8	348.1	1,542.8
Profit for the year		–	–	–	–	–	51.2	51.2
Issue of shares upon the exercise of share options	30(A)	0.1	2.4	(0.9)	–	–	–	1.6
Repurchase and cancellation of shares	30(B)	(0.2)	–	–	0.2	–	(10.1)	(10.1)
Equity-settled share option arrangements	36(A)	–	–	18.0	–	–	–	18.0
2007 special dividend	10	–	–	–	–	–	(12.3)	(12.3)
2007 final dividend	10	–	–	–	–	–	(20.6)	(20.6)
2008 interim dividend	10	–	–	–	–	–	(12.3)	(12.3)
Balance at 31 December 2008		32.1	974.1	34.1	0.2	173.8	344.0	1,558.3

The accompanying notes form an integral part of the Financial Statements.

Consolidated Cash Flow Statement

For the year ended 31 December *US$ millions*	*Notes*	**2008**	**2007** (Restated)[i]
Profit Before Taxation			
From continuing operations		397.4	754.5
From a discontinued operation		1.3	6.8
Adjustments for:			
Interest expenses	5	185.3	167.8
Loss/(gain) on changes in fair value of plantations	6	97.7	(22.0)
Foreign exchange and derivative losses/(gains), net	6	83.2	(20.0)
Depreciation	6	79.2	64.5
Impairment losses recognized		43.9	38.7
Decrease/(increase) in accounts receivable, other receivables and prepayments (Non-current)		37.5	(2.3)
Amortization of other intangible assets	17	27.3	–
Equity-settled share option expense	36(A)	18.0	8.7
Recognition of prepaid land premiums	6	7.1	2.8
Share of profits less losses of associated companies and joint ventures		(192.9)	(239.7)
Increase in other non-current assets		(35.7)	(10.4)
Interest income	5	(34.8)	(30.7)
Gain on dilution of interest in subsidiary companies	6	(18.9)	(149.6)
Gain on divestment and dilution of interest in an associated company	6	(9.8)	(206.5)
Realized gain on sale of available-for-sale assets	6	(0.6)	(25.0)
Gain on sale of property, plant and equipment	6	(0.6)	(0.2)
Dividend income from available-for-sale assets	6	(0.5)	–
Dividend income from financial assets at fair value through profit or loss	6	–	(2.9)
Others		(7.5)	26.2
		676.6	360.7
Increase in accounts payable, other payables and accruals		69.1	137.1
Increase in inventories		(160.3)	(116.1)
Increase in accounts receivable, other receivables and prepayments (Current)		(151.6)	(84.4)
Net cash generated from operations[ii]		433.8	297.3
Interest received		40.7	30.3
Interest paid		(196.9)	(113.6)
Tax paid	28	(112.4)	(83.3)
Net Cash Inflow from Operating Activities		165.2	130.7

(i) Refer to Note 2(B)

(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

For the year ended 31 December *US$ millions*	*Notes*	**2008**	**2007** (Restated)[(i)]
Dividend received from associated companies	15(B)	211.9	155.0
Proceeds from sale of property, plant and equipment		20.8	7.8
Acquisition of subsidiary companies	34(A)	(611.8)	(517.6)
Purchase of property, plant and equipment		(163.4)	(69.5)
Investments in associated companies	34(B)	(140.5)	–
Investments in plantations		(76.7)	(36.8)
Investments in intangible assets		(67.8)	–
Acquisition of available-for-sale assets		(38.9)	–
Loans and advances to a joint venture, net		(19.0)	(96.0)
Deposits for increased investments in subsidiary companies		(12.9)	–
Proceeds from divestment principally of financial assets at fair value through profit or loss		–	49.1
Proceeds from disposal of available-for-sale assets		–	31.2
Dividend received from financial assets at fair value through profit or loss		–	2.9
Increased investment in associated companies		–	(514.8)
Increased investment in a subsidiary company		–	(25.6)
Net Cash Outflow from Investing Activities		(898.3)	(1,014.3)
Proceeds from new borrowings		1,871.1	1,793.8
Proceeds from sale of shares by a subsidiary company		62.1	–
Proceeds from the issue of shares upon the exercise of share options		1.6	5.3
Borrowings repaid		(1,050.9)	(824.1)
Dividends paid to shareholders		(45.2)	(26.5)
Dividends paid to minority interest by subsidiary companies		(27.3)	(15.0)
Repurchase of shares		(10.1)	(3.0)
Repurchase of subsidiary companies' shares		(7.7)	–
Shares issued to minority interest by subsidiary companies		–	264.0
Decrease in pledged deposits and restricted cash		–	31.3
Payments in respect of financing arrangements		–	(6.0)
Net Cash Inflow from Financing Activities		793.6	1,219.8
Net Increase in Cash and Cash Equivalents		60.5	336.2
Cash and cash equivalents at 1 January		600.8	267.4
Exchange translation		(35.4)	(2.8)
Cash and Cash Equivalents at 31 December		625.9	600.8

(i) Refer to Note 2(B)

The accompanying notes form an integral part of the Financial Statements.

Notes to the Financial Statements

1. CORPORATE INFORMATION

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to telecommunications, consumer food products, infrastructure and natural resources.

The Group comprises the Company and its subsidiary companies.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company's ordinary shares are listed on the SEHK. Its shares are also available in the US through ADRs.

2. BASIS OF PREPARATION, SUMMARY OF PRINCIPAL ACCOUNTING POLICIES AND CHANGES

(A) Basis of Preparation

The Financial Statements have been prepared in accordance with HKFRSs (which include all HKFRSs, HKASs and Interpretations) issued by the HKICPA, Hong Kong GAAP and the disclosure requirements of the Hong Kong Companies Ordinance and the Listing Rules. The Financial Statements have been prepared under the historical cost convention except for plantations, financial assets at fair value through profit or loss, available-for-sale assets and derivative financial instruments which, as disclosed in the accounting policies below, are stated at fair value. These Financial Statements are presented in US (U.S.) dollars and rounded to the nearest million (US$ millions) with one decimal place except when otherwise indicated.

(B) Impact of New and Revised HKFRSs and Changes in Accounting Policies

Certain changes to Hong Kong GAAP have been implemented during 2008 as a consequence of the following new and revised HKFRSs issued by the HKICPA:

HKAS 39 and HKFRS 7 Amendments	"Reclassification of Financial Assets"[(i)]
HK(IFRIC)-Int 11	"HKFRS 2 – Group and Treasury Share Transactions"[(ii)]
HK(IFRIC)-Int 12	"Service Concession Arrangements"[(iii)]
HK(IFRIC)-Int 14	"HKAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"[(iii)]

(i) Effective from 1 July 2008
(ii) Effective for annual periods commencing on or after 1 March 2007
(iii) Effective for annual periods commencing on or after 1 January 2008

The adoption of HKAS 39 and HKFRS 7 Amendments, HK(IFRIC)-Int 11 and HK(IFRIC)-Int 14 has had no effect on both the profit attributable to equity holders of the parent for the years ended 31 December 2008 and 31 December 2007 and equity attributable to equity holders of the parent at 31 December 2008 and 31 December 2007. The impact of adopting HK(IFRIC)-Int 12 is summarized as follows.

HK(IFRIC)-Int 12 covers contractual arrangements arising from private entities providing public services. The Group's adoption of HK(IFRIC)-Int 12 affects its accounting for the results of operations and financial

position of its joint venture (which become a subsidiary company of the Group since July 2008), Maynilad. Maynilad holds an exclusive concession, granted by Metropolitan Waterworks and Sewerage System (MWSS) on behalf of the Philippine government, to provide water and sewerage services and charge users for the services provided in the area of West Metro Manila. Under HK(IFRIC)-Int 12, Maynilad (i) recognized the value of concession assets as intangible assets (subject to amortization) and the present value of concession fees payable (subject to accretion of interest expenses) during the entire concession period retrospectively, (ii) reclassified certain of its property, plant and equipment (representing the water infrastructure) which will be vested to MWSS at the end of the concession period as its concession assets and amortized on a straight-line basis over the concession period (which results in changes in depreciation and amortization expenses), (iii) recognized contract revenue, costs and margins for its services of constructing and upgrading the infrastructure used to provide its services, and (iv) retranslated the foreign currency denominated portion of the concession fees payable and loans based on the closing exchange rate at each balance sheet date and capitalized the foreign exchange differences as deferred credits or charges given the existence of a recovery mechanism for these foreign exchange differences in accordance with the concession agreement entered into between MWSS and Maynilad.

Upon DMWC's acquisition of Maynilad in January 2007, the Group has already accounted for Maynilad's concession assets at fair value and recognize the present value of concession fees payable the remaining concession life. Therefore, the financial impact of the Group's adoption of HK(IFRIC)-Int 12 is limited to (i) a reclassification of certain property, plant and equipment to concession assets and their amortization over the remaining concession life, (ii) a recognition of construction revenue, costs and margins, and (iii) a recognition of foreign exchange differences arising from the retranslation of foreign currency denominated portion of concession fees payable and loans as deferred credits or charges.

The effect of the above changes is summarized below:

(a) *Effect on the consolidated balance sheet at 31 December 2008 and 2007*

Effect of new accounting policies **At 31 December** *US$ millions*	**2008**	**2007**
Assets		
Decrease in property, plant and equipment	(382.5)	–
Increase in other intangible assets	388.2	–
Decrease in associated companies and joint ventures	–	(6.7)
	5.7	(6.7)
Liabilities/Equity		
Decrease in deferred liabilities and provisions	(9.7)	–
Increase in deferred tax liabilities	3.6	–
Increase/(decrease) in retained earnings	5.0	(5.6)
Decrease in exchange reserve	(0.3)	(0.2)
Increase/(decrease) in minority interest	7.1	(0.9)
	5.7	(6.7)

(b) *Effect on the consolidated profit and loss statement for the years ended 31 December 2008 and 2007*

Effect of new accounting policies **For the year ended 31 December** *US$ millions*	**2008**	**2007**
Decrease in cost of sales	0.5	–
Decrease in other operating expenses, net	18.7	–
Increase/(decrease) in share of profits less losses of associated companies and joint ventures	6.0	(6.1)
Increase in taxation	(6.0)	–
Increase/(decrease) in profit for the year	19.2	(6.1)
Attributable to:		
Equity holders of the parent	10.6	(5.6)
Minority interest	8.6	(0.5)
Increase/(decrease) in profit for the year	19.2	(6.1)
Increase/(decrease) in earnings per share attributable to equity holders of the parent (U.S cents)		
Basic	0.33	(0.17)
Diluted	0.33	(0.17)

(C) Impact of Issued but not yet Effective HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these Financial Statements.

HKAS 1 (Revised)	"Presentation of Financial Statements"
HKAS 23 (Revised)	"Borrowing Costs"
HKAS 27 (Revised)	"Consolidated and Separate Financial Statements"
HKAS 32 and HKAS 1 Amendments	"Puttable Financial Instruments and Obligations Arising on Liquidation"
HKAS 39 Amendments	"Eligible Hedged Items"
HKFRS 1 and HKAS 27 Amendments	"Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate"
HKFRS 1 (Revised)	"First-time Adoption of Hong Kong Financial Reporting Standards"
HKFRS 2 Amendments	"Share-based Payment – Vesting Conditions and Cancellations"
HKFRS 3 (Revised)	"Business Combinations"
HKFRS 7 Amendments	"Financial Instruments: Disclosures"
HKFRS 8	"Operating Segments"
HK(IFRIC)-Int 13	"Customer Loyalty Programmes"
HK(IFRIC)-Int 15	"Agreements for the Construction of Real Estate"
HK(IFRIC)-Int 16	"Hedges of a Net Investment in a Foreign Operation"
HK(IFRIC)-Int 17	"Distribution of Non-cash Assets to Owners"
HK(IFRIC)-Int 18	"Transfer of Assets from Customers"
Annual Improvements to HKFRSs	"Improvements to HKFRS"

HKAS 1 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The main change relates to the separation of owner and non-owner changes in the statement of changes in equity. Owners represent the holders of financial instruments classified as equity. The revised standard requires the statement of changes in equity to include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the revised standard introduces the statement of comprehensive income which presents all items of income and expense recognized in profit or loss together with all other items of recognized income and expense.

HKAS 23 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The main change is the removal of the option of immediately recognizing as an expense for borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such assets.

HKAS 27 (Revised) shall be applied for annual periods beginning on or after 1 July 2009. The revised standard replaces the term "minority interest" with "non-controlling interest" and requires changes in a parent's ownership interest in a subsidiary company that do not result in a loss of control to be accounted for as equity transactions.

HKAS 32 and HKAS 1 Amendments shall be applied for annual periods beginning on or after 1 January 2009. The amendments require entitles to classify (a) puttable financial instruments and (b) instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, if they have particular features and fulfill certain specific criteria.

HKAS 39 Amendments address the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. They clarify that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as hedged item.

HKFRS 1 and HKAS 27 Amendments should be applied for annual periods beginning on or after 1 January 2009. The HKAS 27 Amendments require all dividends from subsidiaries, associates or jointly controlled entities to be recognized in the income statement in the separate financial statements. The amendments are applied prospectively only. The HKFRS 1 Amendments allow a first-time adopter of HKFRSs to measure its investment in subsidiaries, associates or jointly controlled entities using a deemed cost of either fair value or the carrying amount under the previous accounting practice in the separate financial statements.

HKFRS 1 (Revised) shall be applied for annual periods beginning on or after 1 July 2009. The revised version has an improved structure but does not contain any technical changes.

HKFRS 2 Amendments shall be applied for annual periods beginning on or after 1 January 2009. The amendments clarify that vesting conditions are service conditions and performance conditions only and that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

HKFRS 3 (Revised) shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on 1 July 2009. The revised standard requires (a) for partial acquisitions, non- controlling interests shall be measured either as their proportionate interest in the net identifiable assets or at fair value; (b) for step acquisitions, goodwill shall be measured as the difference at the acquisition date between the fair value of any investment in the business held before the acquisition, the consideration transferred and the net assets acquired; (c) the recognition of acquisition-related costs as expenses, rather than included in goodwill and (d) the recognition of contingent consideration measured at fair value at the acquisition date.

HKFRS 7 Amendments shall be applied for annual periods beginning on or after 1 January 2009. The amendments require fair value measurements to be disclosed by the source of inputs, using the three-level hierarchy of (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly (as prices) or indirectly (derived from prices) (Level 2) and (c) inputs for the assets or liabilities that are not based on observable market data (unobservable inputs) (Level 3).

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. HKFRS 8 will replace HKAS 14 "Segment Reporting".

HK(IFRIC)-Int 13 shall be applied for annual periods beginning on or after 1 July 2008. This interpretation requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished.

HK(IFRIC)-Int 15 shall be applied for annual periods beginning on or after 1 January 2009. This interpretation standardizes accounting practice across jurisdictions for the recognition of revenue by real estate developers for sales of units, including the sale of properties before their constructions are complete. In addition, the interpretation provides guidance on how to determine whether an agreement for the construction of real estate is within the scope of HKAS 11 "Construction Contracts" or HKAS 18 "Revenue" and, accordingly, when revenue from the construction should be recognized.

HK(IFRIC)-Int 16 shall be applied for annual periods beginning on or after 1 October 2008. This interpretation clarifies the issues of (a) whether risk arises from (i) the foreign currency exposure to the functional currencies of the foreign operation and the parent entity, or from (ii) the foreign currency of the foreign operation and the presentation currency of the parent entity's consolidated financial statements; (b) which entity within the group can hold a hedging instrument in a hedge of a net investment in a foreign operation and (c) how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item when the entity disposes of the investment.

HK(IFRIC)-Int 17 shall be applied for annual periods beginning on or after 1 July 2009. This interpretation provides guidance to the entities which distributes assets other than cash (i.e., non-cash assets to its owners acting in their capacity as owners) The interpretation requires entities to (a) recognize the dividend payable when the dividend is appropriately authorized and is no longer at the discretion of the entity; (b) measure the dividend payable at the fair value of the assets to be distributed and (c) recognize the difference between the carrying amount of the assets distributed and the carrying amount of the dividend payable in the profit and loss when the entities settle the dividend payable.

HK(IFRIC)-Int 18 shall be applied for the transfer of assets from customers received on or after 1 July 2009. This interpretation requires that when an entity receives from a customer a transfer of an item of property, plant and equipment, it should recognize the asset only if it acquires a control of that asset, instead of by reference to the receipt of a right of ownership.

Improvements to HKFRSs sets out certain amendments to HKFRSs made in response to International Accounting Standards Board's annual improvement projects, which include certain changes that may result in accounting changes for presentation, recognition or measurement purposes. The key amendments are summarized as follows.

HKAS 1 "Presentation of Financial Statements" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with HKAS 39 are examples of current assets and liabilities, respectively.

HKAS 16 "Property, Plant and Equipment" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires entities which routinely sell items of property, plant and equipment that it has held for rental to others to (a) recognize the proceeds from the sale of such assets as revenue in accordance with HKAS 18 and (b) transfer the carrying amount of the asset to inventories when the asset ceases to be rental and becomes held for sale.

HKAS 19 "Employee Benefits" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that (a) a plan amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation; (b) plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation; and (c) the distinction between short-term and long-term employee benefits should be based on whether benefits are due to be settled within or after 12 months of employee service being rendered.

HKAS 23 "Borrowing Costs" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that interest expense should be calculated using the effective interest method defined in HKAS 39.

HKAS 27 "Consolidated and Separate Financial Statements" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that where an investment in a subsidiary that is accounted for under HKAS 39, is classified as held for sale under HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", HKAS 39 will continue to be applied.

HKAS 28 "Investment in Associates" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires an investment in associate to be treated as a single asset for the purpose of impairment testing and any impairment loss not to be allocated to any specific assets, including goodwill that forms part of the carrying amount of the investment in the associate. Accordingly, any reversal of that impairment loss is recognized in accordance with HKAS 36 to the extent that the recoverable amount of the investment subsequently increases. In addition, the amendment clarifies that where an investment in associate is accounted for in accordance with HKAS 39, only certain rather than all disclosure requirements in HKAS 28 need to be made in addition to disclosures required by HKAS 32 "Financial Instruments: Presentation" and HKFRS 7 "Financial Instruments: Disclosures".

HKAS 31 "Interests in Joint Ventures" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment clarifies that where an investment in joint venture is accounted for in accordance with HKAS 39, only certain rather than all disclosure requirements in HKAS 31 need to be made in addition to disclosures required by HKAS 32 and HKFRS 7.

HKAS 36 "Impairment of Assets" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires disclosure equivalent to those for value-in-use calculation to be made when using discounted cash flow projections in determining fair value less costs to sell in assessing recoverable amounts.

HKAS 38 "Intangible Assets" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment (a) clarifies that an entity should recognize expenditure on goods and services received when it receives those goods or services in relation to advertising and promotional activities; and (b) removes the statement which is perceived as preventing an entity from using a method that results in a lower rate of amortization than the straight-line method.

HKAS 39 "Financial Instruments: Recognition and Measurement" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment (a) clarifies that it is possible for there to be movements into and out of the fair value through profit or loss category where a derivative commences or ceases to qualify as a hedging instrument in cash flow or net investment hedge; (b) removes the requirement for hedge accounting to be applied at segment level and (c) requires a revised effective interest rate to be used when remeasuring the carrying amount of a debt instrument on cessation of fair value hedge accounting.

HKAS 40 "Investment Property" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires (a) property that is under construction or development for future use as investment property to be accounted for as investment property in accordance with HKAS 40 and (b) investment property under construction to be measured at cost until its fair value becomes reliably determinable or construction is complete (whichever is earlier).

HKAS 41 "Agriculture" Amendment shall be applied for annual periods beginning on or after 1 January 2009. The amendment requires (a) the use of market-based discount rate in measuring the fair value of a biological asset based on its present value of expected net cash flows and (b) requires the inclusion of the net cash flows that market participants would expect the asset to generate in its most relevant market in calculating fair value.

HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" Amendment shall be applied for annual periods beginning on or after 1 July 2009. The amendment requires an entity that is committed to a sale plan involving loss of control of a subsidiary to classify all assets and liabilities of that subsidiary as held for sale when the criteria set out in HKFRS 5 are met.

The Group has not early adopted the above new and revised HKFRSs for the year ended 31 December 2008. The Company has already commenced an assessment of the impact of these new and revised HKFRSs but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position and presentation of consolidated financial statements.

(D) Summary of Principal Accounting Policies

(a) Basis of consolidation

The Financial Statements include the financial statements of the Company and its subsidiary companies for the year ended 31 December 2008. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary company is an entity controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition, being the date on which the Group obtains control, or up to the effective date of disposal, as appropriate. The gain or loss on disposal of a subsidiary company represents the difference between the net proceeds from sale and the Group's share of its net assets, including the attributable carrying amount of goodwill.

The acquisition of subsidiary companies during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity investments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interest represents the interests of minority shareholders not held by the Group in the results and net assets of the Company's subsidiary companies. An acquisition of a minority interest is accounted for using the parent entity extension method whereby the difference between the consideration and the existing carrying amount of the share of the net assets acquired is recognized as goodwill.

For business combinations involving entities or businesses under common control (a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory), they are accounted for applying the principles of merger accounting which is consistent with Accounting Guideline 5 "Merger Accounting for Common Control Combinations" issued by the HKICPA. The method requires the combined entity recognizing the assets, liabilities and equity of the combining entities or businesses at the carrying amounts (i.e., existing book values from the controlling parties' perspective) in the consolidated financial statements of the controlling party or parties prior to the common control combination. There is no recognition of any goodwill or excess of the acquirer's interest in the net fair value of the acquiree's identified assets, liabilities and contingent liabilities over the cost at the time of the common control combination to the extent of the controlling party's or parties' interests.

In the Company's balance sheet, investments in subsidiary companies are stated at cost less any provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(b) *Cash and cash equivalents*

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, less bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(c) *Inventories*

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method, the weighted average method or the moving average method, and in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated selling prices less estimates of costs to completion and selling expenses.

(d) *Property, plant and equipment*

Freehold land is stated at cost and is not depreciated. Other property, plant and equipment is stated at cost less accumulated depreciation and any impairment losses, calculated on the straight-line basis at annual rates estimated to write off their book values to residual values over their expected useful lives. Details of depreciation rates are set out in Note 12(A).

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency denominated liabilities used to acquire such assets. Major costs incurred in restoring property, plant and equipment to their normal working condition are charged to the profit and loss statement. Improvements are capitalized and depreciated over their expected useful lives to the Group. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the profit and loss statement.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

(e) *Plantations*

Plantations, which primarily comprise oil palm and rubber plantations, are stated at fair value less estimated point-of- sale costs. Gains or losses arising on initial recognition of plantations at fair value less estimated point-of-sale costs and from the change in fair value less estimated point-of-sale costs of plantations at each reporting date are included in the profit and loss statement for the period in which they arise.

The fair value of the oil palm plantations is estimated by reference to independent professional valuations using the discounted cash flows of the underlying plantations. The expected cash flows from the whole life cycle of the oil palm plantations is determined using the market price of the estimated yield of the fresh fruit bunches (FFB), net of maintenance and harvesting costs, and any costs required to bring the oil palm plantations to maturity. The estimated yield of the oil palm plantations is dependent on the age of the oil palm trees, the location, soil type and infrastructure. The market price of the FFB is largely dependent on the prevailing market price of the crude palm oil (CPO) and palm kernel oil (PKO).

Oil palm trees have an average life that ranges from 20 to 25 years, with the first three to four years as immature and the remaining as mature.

Rubber tress have an average life that ranges from 20 to 25 years, with the first five to six years as immature and the remaining years as mature. Rubber plantations are considered mature when at least 70% of the trees per block are tapable and, the circumference of the trunk of the tree is 45 centimeters or more at the height of 160 centimeters from the ground.

(f) *Associated companies*

An associated company is an entity, not being a subsidiary company or a joint venture, in which the Group has a long-term interest of generally not less than 20% of the equity voting rights and over whose management the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associated companies are accounted for by the equity method of accounting, less any impairment losses. The Group's investments in associated companies include goodwill (net of any accumulated impairment losses) identified on acquisition. The Group's share of its associated companies' post-acquisition profits and losses is recognized in the consolidated profit and loss statement, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Income from associated companies is stated in the consolidated profit and loss statement as the Group's share of profits less losses of associated companies. For the share of associated companies' post acquisition movements in reserves recognized in the Group's consolidated reserves, the Group will disclose them, when applicable in the consolidated statement of changes in equity.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(g) *Joint ventures*

The Group recognized its interest in joint ventures using the equity method of accounting. Under the equity method of accounting, such interest is stated at cost plus post-acquisition changes in the Group's share in the net assets of the joint ventures, less any impairment losses. The profit and loss statement reflects the Group's share of the results of operation of the joint ventures from the date of incorporation of the joint ventures.

(h) *Intangible assets (other than goodwill)*

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired from business combinations is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed to be either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date. The Group's concession assets represent the fair value of concessions of right granted by governments to charge users of public services provided. The concession assets are amortized using the straight-line method over the term of the concessions. The Group's brands represent the brands for its various milk-related products. The brands are amortized using the straight- line method over their estimated useful lives.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash- generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

(i) *Asset retirement obligations*

The net present value of legal obligations associated with the retirement of an item of property, plant and equipment that resulted from the acquisition, construction or development and the normal operation of property, plant and equipment is recognized in the period in which it is incurred.

(j) *Income tax*

Income tax comprises current and deferred taxes. Income tax is recognized in the profit and loss statement, or in equity if it relates to items that are recognized directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax liabilities are provided, using the liability method, on all taxable temporary differences (with limited exceptions) arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax assets and unused tax losses (with limited exceptions). The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(k) *Provisions and contingent liabilities*

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. When the effect of discounting is material, the amount recognized for a provision is the present value, at the balance sheet date, of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount, arising from the passage of time, is included in net borrowing costs in the profit and loss statement.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.

(l) *Impairment of assets*

An assessment is made at each balance sheet date as to whether there is any indication of impairment of assets including property, plant and equipment, certain investments, goodwill and other long-lived assets, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's fair value less costs to sell and value in use.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, then the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognized impairment loss of all assets other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of the asset. However, this is limited and will not give rise to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization), had no impairment loss been recognized for the asset in prior years.

A reversal of such an impairment loss is credited to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(m) *Accounting for acquisition and disposal*

(I) Results

The results of subsidiary or associated companies acquired or disposed of are accounted for from or to the effective date of acquisition or disposal.

(II) Fair value adjustments

On the acquisition of a subsidiary company or an interest in an associated company, the acquisition cost is allocated to the fair values of the identifiable assets, liabilities and contingent liabilities acquired.

(III) Goodwill

Goodwill represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets, liabilities and contingent liabilities acquired as at the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortized but reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired and its amount will be written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed.

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of the acquisition, after reassessment, is recognized immediately in the consolidated profit and loss statement.

In the case of associated companies and joint ventures, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

(n) Foreign currencies

(I) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Financial Statements are presented in the currency of US dollars, which is the Company's functional and presentation currency.

(II) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss statement (except for those which will be refunded or billed to customers through billings as approved by governments under service concession arrangements). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

(III) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognized as a separate component of equity. On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognized in the profit and loss statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(IV) Cash flow statement

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiary companies are translated into US dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries and jointly-controlled entities which arise throughout the year are translated into US dollars at average exchange rates of the year.

(o) Turnover and revenue recognition

Turnover represents the amounts received and receivable from the sale of goods and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when the ownership of goods sold has been transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stages of completion for the rendering of the said services.

Construction revenue is recognized by reference to the stages of completion. Dividend income is recognized when the Group's right to receive payment has been established. Interest income is recognized as it accrues taking into account the principal amount outstanding and the effective interest rate.

(p) Segmental information

A segment is a distinguishable component of the Group that is engaged either in providing certain products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intragroup balances and intragroup transactions are eliminated as part of the consolidation process.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year. The Head Office and other items mainly comprise the Head Office's assets, borrowings and overheads.

(q) Leases

Leases, where substantially all of the risks and rewards of ownership of assets remain with the lessor, are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are recorded in the profit and loss statement on the straight-line basis over the lease terms.

Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently recognized as expenses on the straight-line basis over the lease terms.

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

(r) *Employee benefits*

(I) Pension obligations

The Group operates defined contribution and defined benefit retirement schemes.

Contributions to defined contribution schemes by the Group and employees are calculated as a percentage of the employees' basic salaries. The Group's contributions to defined contribution schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to the contributions vesting fully.

Contributions to defined benefit schemes are determined based on the value of the retirement scheme assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations, and are determined on the basis of actuarial valuations using the projected unit credit method. The costs of defined benefit schemes are charged against profit on a systematic basis so as to be spread over the expected remaining service lives of the employees affected. Actuarial gains and losses are recognized immediately in the profit and loss statement as and when they occur.

(II) Long service payments

Certain of the Group's employees are eligible for long service payments in the event of the termination of their employment. A provision is recognized in respect of the probable future long service payments expected to be made. The provision is the best estimate of the probable future payments that have been earned by the employees from their service to the Group at the balance sheet date.

(III) Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the share options at the date at which they are granted. Fair value is determined using an option pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the relevant shares (market conditions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognized for equity- settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, as a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

(IV) Cash-settled transactions

The Group's associated companies grant share appreciation rights (SARs) to eligible key executives and advisors, and recognize the services received and the liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. The liability is measured, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. Until settled, any changes in fair value at each reporting date will be recognized in the profit and loss statement.

(V) Paid leave carried forward

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

(s) Borrowing costs

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed in the profit and loss statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

(t) Financial assets and financial liabilities

The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when the Group becomes a party to the contractual provisions of the instrument and derecognizes a financial asset when the Group no longer controls the contractual rights to the cash flows that comprise the financial instrument which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument have already expired or are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, are done using the trading date accounting, which means, the accounting based on the date that the Group commits to purchase or sell the asset.

Financial assets in the scope of HKAS 39 "Financial Instruments: Recognition and Measurement" are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available- for-sale financial assets, as appropriate. Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold to maturity. Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other three categories.

A financial asset or financial liability can be designated as a financial asset or financial liability at fair value through profit or loss only upon its initial recognition. The Group may use this designation only in the case of a contract containing one or more embedded derivatives (as described below) or when doing so results in more relevant information, because either

(i) it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or

(ii) a group of financial assets, financial liabilities or both are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group's key management personnel.

For a contract containing one or more embedded derivatives, the Group may designate the entire hybrid (combined) contract as a financial asset or financial liability at fair value through profit or loss unless:

(i) the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or

(ii) it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits that holder to prepay the loan for approximately its amortized cost.

Financial assets or financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit or loss. Fair value is determined by reference to the transaction price or other market prices. If such market prices are not reliably determinable, the fair value of the consideration is estimated as the sum of all future cash payments or receipts, discounted using the prevailing market rates of interest for similar instruments with similar maturities.

After initial recognition, the following financial assets and liabilities are measured at amortized cost using the effective interest rate method: (i) loans and receivables; (ii) held-to-maturity investments; and (iii) financial liabilities other than liabilities measured at fair values through profit or loss, whereas available-for-sale assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss statement. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Amortized cost for held-to-maturity investments is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount.

Investments in unquoted equity securities and derivatives linked thereon are measured at cost.

Amortization of discounts and premiums is taken directly to the consolidated profit and loss statement. Changes in the fair value of financial assets and liabilities measured at fair value of (i) all derivatives (except for those eligible for hedge accounting); (ii) other items intended to be actively traded; and (iii) any item designated as "at fair value through profit or loss" at origination, are taken directly to the profit and loss statement. Changes in the fair value of available-for-sale financial assets are recognized in equity, except for the foreign exchange fluctuations on available-for-sale debt securities and the interest component which is taken directly to net profit or loss for the period based on the asset's effective yield.

Financial assets and liabilities include financial instruments which may be a primary instrument, such as receivables, payables and equity securities, or a derivative instrument, such as financial options, futures and forwards, interest rate swaps and currency swaps.

Financial instruments are classified as a financial liability or a financial asset or an equity in accordance with the substance of the contractual arrangement. Financial instruments that contain both liability and equity elements are classified separately as financial liabilities, or equity instruments. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and the Group intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset is impaired.

(I) Assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in the profit and loss statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the profit and loss statement, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

(II) Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(III) Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the profit and loss statement, is transferred from equity to the profit and loss statement. Impairment losses on equity instruments classified as available for sale are not reversed through the profit and loss statement.

(u) Derivative instruments

The Group uses derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

The criteria for a derivative instrument to be classified as a hedge include: (i) the hedge transaction is expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk, (ii) the effectiveness of the hedge can be reliably measured, (iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and (iv) for cash flow hedges, the forecast transaction, which is the subject of the hedge, must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

For the purpose of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the profit and loss statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the profit and loss statement.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in the consolidated profit or loss statement. The gains or losses that are accumulated in equity are transferred to the profit and loss statement in the same period in which the hedged item affects the profit or loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the profit and loss statement.

(v) Dividends

Final dividends proposed by the Directors are recognized as a liability when they have been approved by the shareholders and declared in an annual general meeting.

Interim dividends are simultaneously proposed and declared, because the Company's memorandum and bye– laws grant the Directors the authority to declare interim dividends. Consequently, interim dividends are recognized immediately as a liability when they are proposed and declared.

(w) Related parties

A party is considered to be related to the Group if:

(I) directly, or indirectly through one or more intermediaries, the party (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(II) the party is an associate;

(III) the party is a joint venture in which the entity is a venturer;

(IV) the party is a member of the key management personnel of the Group;

(V) the party is a close member of the family of any individual referred to in (I) or (IV);

(VI) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (IV) or (V); or

(VII) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

(x) *Non-current assets (or disposal groups) held for sale*

Non-current assets (or disposal groups) are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use.

3. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the Group's financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

(A) Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have significant effect on the amounts recognized in the Financial Statements:

(a) *Classification of financial assets and financial liabilities*

The Group determines the classification of certain of assets and liabilities as financial assets and financial liabilities by judging whether they meet the definition of financial assets and financial liabilities set out in HKAS 39. Accordingly, the financial assets and financial liabilities are accounted for in accordance with the Group's accounting policies set out in Note 2(D)(t).

(b) *Service concession arrangements*

In applying HK(IFRIC)-Int 12 for the service concession arrangements of Maynilad and Manila North Tollways Corporation (MNTC), the Group has made judgments that these arrangements qualify for the application of the intangible asset model. Details of the Group's accounting policy in respect of intangible assets (other than goodwill) are set out in Note 2(D)(h).

(B) Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) *Estimating useful lives and residual values of property, plant and equipment*

The Group estimates the useful lives and residual values of its property, plant and equipment based on the period over which the assets are expected to be available for use. The estimated useful lives and residual values of the property, plant and equipment are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the Group's estimation of the useful lives and residual values of its property, plant and equipment is based on its collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in those estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives and residual values of the Group's property, plant and equipment would increase its recorded depreciation expenses and decrease its non-current assets.

(b) *Estimating useful lives of brands*

The Group estimates the useful lives of the brands for its various milk-related products. The estimated useful lives of the brands are reviewed annually and are updated if expectations differ from previous estimates due to changes in market situations or other limits. It is possible, however, that future results of operations could be materially affected by changes in those estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the Group's brands would increase its recorded amortization expenses and decrease its other intangible assets.

(c) *Assets impairment*

Hong Kong GAAP requires that an impairment review should be performed when certain impairment indication is present. In case of goodwill, such assets are subject to yearly impairment test and whenever there is an indication that such assets may be impaired.

Purchase accounting requires extensive use of accounting estimates to allocate the purchase price to the fair market values of the assets and liabilities purchased, including intangible assets and contingent liabilities. The Group's business acquisitions have resulted in goodwill, which is subject to a periodic impairment test.

Determining the fair value of property, plant and equipment, plantations, and intangible assets (other than goodwill) at the date of acquisition of business, which requires the determination of future cash flows expected to be generated from the continued use (i.e., value in use) and ultimate disposition of such assets, requires the Group to make estimates and assumptions that can materially affect its consolidated financial statements. Future events could cause the Group to conclude that property, plant and equipment associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on its financial condition and results of operations.

The preparation of estimated future cash flows involves significant estimations. While the Group believes that its assumptions are appropriate and reasonable, significant changes in its assumptions may materially affect its assessment of recoverable values and may lead to future additional impairment charges under Hong Kong GAAP.

(d) *Deferred tax assets*

The Group reviews the carrying amounts at each balance sheet date and reduces deferred tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable profit to allow all or part of its recognized deferred tax assets to be utilized.

(e) *Financial assets and liabilities*

Hong Kong GAAP requires that the Group carries certain of its financial assets and liabilities at fair value, which requires extensive use of accounting estimates. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates and interest rates), the amount of changes in fair value would differ if the Group utilized different valuation methodologies. Any changes in fair value of these financial assets and liabilities would affect directly the Group's consolidated profit and loss and equity.

(f) Estimating allowances for accounts receivable

The Group estimates the allowance for accounts receivable based on two methods. The amounts calculated using each of these methods are combined to determine the total amount it provides. Firstly, the Group evaluates specific accounts where it has information that certain customers are unable to meet their financial obligations. In these cases, the Group uses judgment, based on the best available facts and circumstances, including but not limited to, the length of its relationship with the customer and the customer's current credit status based on third party credit reports and known market factors, to record specific provisions for customers against amounts due to reduce its receivable amounts that the Group expects to collect. These specific provisions are re-evaluated and adjusted as additional information received affects the amounts estimated. Secondly, a provision is established as a certain percentage of age of status of receivables. This percentage is based on a collective assessment of historical collection, write-off, experience and changes in its customer payment terms.

The amounts and timing of recorded expenses for any period would differ if the Group utilized different estimates. An increase in the Group's allowance for accounts receivable would increase its recorded operating expenses and decrease its assets.

(g) Estimating allowances for inventories

The Group estimates the allowance for inventories based on the best available facts and circumstances, including but not limited to, the inventories' own conditions (i.e., whether they are damaged or become wholly or partially obsolete), their market selling prices, estimated costs of completion and estimated costs to be incurred for their sale. The provisions are re-evaluated and adjusted as additional information received affects the amount estimated.

(h) Pension and other retirement benefits

The determination of the Group's obligation and cost for defined benefits is performed by independent actuaries engaged by the Group and dependent on the selection of certain assumptions used by them in calculating such amounts. Those assumptions include among others, discount rates, expected returns on plan assets, rates of salary and pension increase and average remaining working lives of employees. In accordance with Hong Kong GAAP, actual results that differ from the Group's assumptions are recognized immediately in the profit and loss statement as and when they occur. While the Group believes that the actuaries' assumptions are reasonable and appropriate, significant differences in the Group's actual experience or significant changes in the Group's assumptions may materially affect its pension and other retirement obligations.

(i) Measurement of fair value of plantations

Hong Kong GAAP requires that the Group carries its plantations at fair value less estimated point-of-sale costs, which requires extensive use of accounting estimates. The determination of such fair value less estimated point-of-sale costs is performed by independent valuers engaged by the Group. Significant components of fair value measurement were determined using assumptions including average life of plantations, yield per hectare, plantation area and discount rates. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of these plantations would affect directly the Group's profit and loss and equity.

(j) Equity-settled share option expense

Hong Kong GAAP requires that the Group measures its share options at fair value at the date at which they are granted, which requires extensive use of accounting estimates. The determination of such fair value is performed by an independent valuer engaged by the Group. Significant components of fair value measurement were determined using assumptions including expected volatility and dividend yield and average risk-free interest rate. The amount of fair value determined at the date of which the options are granted would differ if the Group utilized different assumptions. Any changes in fair value of the share options determined at the date of which they are granted would affect directly the Group's profit and loss in subsequent periods when these fair values are recognized as expenses over the share options' vesting period.

4. TURNOVER AND SEGMENTAL INFORMATION

US$ millions	**2008**	**2007** (Restated)
Turnover		
Sale of goods	3,896.9	2,980.1
Rendering of services	208.4	60.7
Total	4,105.3	3,040.8

Segmental Information

Segmental information, relating to the Group's business and geographical segments, is analyzed as follows. Analysis by business segment is the Group's primary segment reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on pages 124 to 125.

By Principal Business Activity – 2008

US$ millions	Telecom-munications	Consumer Food Products	Infrastructure	Natural Resources	Head Office	2008 Total
Profit and Loss						
Segment revenue – turnover	–	3,992.5	112.8	–	–	4,105.3
Segment results	–	359.6	41.5	–	(46.1)	355.0
Net borrowing costs						(150.5)
Share of profits less losses of associated companies and joint ventures	194.8	0.5	(1.2)	(1.2)	–	192.9
Profit before taxation						397.4
Taxation						(61.4)
Profit for the year from continuing operations						336.0
Profit for the year from a discontinued operation						0.6
Profit for the year						336.6
Assets and Liabilities						
Segment assets	–	3,951.2	1,933.7	–	14.5	5,899.4
Associated companies and joint ventures	1,043.8	15.4	48.0	95.1	–	1,202.3
Unallocated assets						97.3
Total assets						7,199.0
Segment liabilities	–	533.7	677.9	–	33.7	1,245.3
Unallocated liabilities						3,578.5
Total liabilities						4,823.8
Other Information						
Capital expenditure	–	232.3	68.2	–	–	300.5
Depreciation and amortization	–	76.5	29.5	–	0.5	106.5
Loss on changes in fair value of plantations	–	97.7	–	–	–	97.7
Foreign exchange and derivative losses, net	–	73.6	3.3	–	6.3	83.2
Impairment losses recognized	–	5.6	1.9	–	36.4	43.9
Other non-cash expenses	–	7.1	–	–	18.0	25.1

By Principal Geographical Market – 2008

US$ millions	The Philippines	Indonesia	Others	Head Office	2008 Total
Segment revenue – turnover	112.8	3,992.5	–	–	4,105.3
Segment assets	1,933.7	3,951.2	–	14.5	5,899.4
Associated companies and joint ventures	1,183.6	15.4	3.3	–	1,202.3
Unallocated assets					97.3
Total assets					7,199.0
Capital expenditure	68.2	232.3	–	–	300.5

By Principal Business Activity – 2007

US$ millions	Telecom-munications	Consumer Food Products	Infrastructure	Natural Resources	Head Office	2007 (Restated) Total
Profit and Loss						
Segment revenue – turnover	–	3,040.3	0.5	–	–	3,040.8
Segment results	–	410.8	38.3	–	202.8	651.9
Net borrowing costs						(137.1)
Share of profits less losses of associated companies and joint ventures	209.2	(0.3)	30.8	–	–	239.7
Profit before taxation						754.5
Taxation						(94.0)
Profit for the year from continuing operations						660.5
Profit for the year from a discontinued operation						5.1
Profit for the year						665.6
Assets and Liabilities						
Segment assets	–	3,495.5	150.4	–	195.4	3,841.3
Associated companies and joint ventures	1,078.9	2.3	223.5	–	–	1,304.7
Unallocated assets						75.1
Total assets						5,221.1
Segment liabilities	–	532.2	83.1	–	74.5	689.8
Unallocated liabilities						2,408.3
Total liabilities						3,098.1
Other Information						
Capital expenditure	–	104.5	1.6	–	0.2	106.3
Depreciation and amortization	–	63.4	0.7	–	0.4	64.5
Impairment losses recognized	–	35.8	2.9	–	–	38.7
Other non-cash expenses	–	2.8	–	–	12.3	15.1

By Principal Geographical Market – 2007

US$ millions	The Philippines	Indonesia	Others	Head Office	2007 (Restated) Total
Segment revenue – turnover	0.5	3,040.3	–	–	3,040.8
Segment assets	150.4	3,495.5	–	195.4	3,841.3
Associated companies and joint ventures	1,296.7	2.3	5.7	–	1,304.7
Unallocated assets					75.1
Total assets					5,221.1
Capital expenditure	1.6	104.5	–	0.2	106.3

5. NET BORROWING COSTS

US$ millions	2008	2007 (Restated)
Bank loans and other loans		
– Wholly repayable within five years	163.6	159.7
– Not wholly repayable within five years	21.7	8.1
Total Borrowing Costs	185.3	167.8
Less interest income	(34.8)	(30.7)
Net Borrowing Costs	150.5	137.1

No borrowing costs were capitalized by the Group during the year (2007: Nil).

6. PROFIT BEFORE TAXATION

US$ millions	*Notes*	2008	2007
Profit Before Taxation is Stated after (Charging)/Crediting(i)			
Cost of inventories sold		(2,470.1)	(1,886.8)
Employees' remuneration	36(A)	(347.3)	(280.7)
(Loss)/gain on changes in fair value of plantations	13	(97.7)	22.0
Cost of services rendered		(96.7)	(28.0)
Foreign exchange and derivative (losses)/gains, net	9	(83.2)	20.0
Depreciation	12	(79.2)	(64.5)
Impairment losses			
– Associated companies and joint ventures(ii)		(36.4)	(2.9)
– Accounts receivable(iii)	18(C)	(7.0)	(2.5)
– Goodwill(ii)	16	(0.5)	(16.7)
– Other non-current assets(ii)		–	(12.4)
– Property, plant and equipment(ii)	12	–	(4.2)
Amortization of other intangible assets	17	(27.3)	–
Operating lease rentals			
– Land and buildings		(8.6)	(10.1)
– Hire of plant and equipment		(3.6)	(0.4)
Recognition of prepaid land premiums	19	(7.1)	(2.8)
Auditors' remuneration			
– Audit services		(2.1)	(1.9)
– Other services		(0.6)	(0.6)
Gain on dilution of interest in subsidiary companies		18.9	149.6
Gain on divestment and dilution of interest in an associated company		9.8	206.5
Realized gain on sale of available-for-sale assets		0.6	25.0
Gain on sale of property, plant and equipment		0.6	0.2
Dividend income from available-for-sale assets		0.5	–
Dividend income from financial assets at fair value through profit or loss		–	2.9

(i) Includes amounts (charged)/credited in respect of a discontinued operation
(ii) Included in other operating (expenses)/income, net
(iii) Included in distribution costs

7. TAXATION

No Hong Kong profits tax (2007: Nil) has been provided as the Group had no estimated assessable profits (2007: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

US$ millions	2008	2007 (Restated)
Subsidiary Companies – Overseas		
Current taxation *(Note 28)*	121.6	96.5
Deferred taxation *(Note 21)*	(60.2)	(2.5)
Total	61.4	94.0

Included within the share of profits less losses of associated companies and joint ventures is taxation of US$93.7 million (2007: US$107.9 million) and which is analyzed as follows.

US$ millions	2008	2007
Associated Companies and Joint Ventures – Overseas		
Current taxation	94.9	60.4
Deferred taxation	(1.2)	47.5
Total	93.7	107.9

A reconciliation between profit before taxation multiplied by the applicable tax rates and the taxation amount as shown in the consolidated profit and loss statement is as follows.

US$ millions	2008	%	2007 (Restated)	%
Profit Before Taxation	397.4		754.5	
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	140.6	35.4	261.4	34.6
Tax effect of:				
– Non-deductible expenses	6.0	1.5	16.3	2.2
– Income not subject to tax	(32.5)	(8.2)	(109.6)	(14.5)
– Share of profits less losses of associated companies and joint ventures	(32.8)	(8.3)	(92.7)	(12.2)
– Others	(19.9)	(4.9)	18.6	2.4
Taxation	61.4	15.5	94.0	12.5

8. A DISCONTINUED OPERATION

Following a strategic review of MPIC's businesses and its focus on core infrastructure, MPIC's directors decided in late 2008 to divest approximately 21.0% of its interest in the property business, Landco Pacific Corporation (Landco), thereby reducing MPIC's interest in Landco from 51.0% to approximately 30.0%. The divestment of interest in Landco is expected to be completed in 2009. As at 31 December 2008, Landco was classified as a disposal group held for sale.

(A) The results of Landco for the year are presented as follows.

US$ millions	**2008**	**2007**
Turnover	27.7	34.2
Cost of sales and operating expense	(29.4)	(31.4)
Net interest income	2.8	4.1
Share of profits less losses of associated companies and joint ventures	0.2	(0.1)
Profit before taxation	1.3	6.8
Taxation	(0.7)	(1.7)
Profit for the Year from a Discontinued Operation	0.6	5.1

(B) The major classes of assets, liabilities and reserve of Landco classified as held for sale as at 31 December 2008 are as follows:

US$ millions	**2008**
Assets	
Property, plant and equipment *(Note 12)*	2.8
Associated companies and joint ventures	3.9
Deferred tax assets *(Note 21)*	9.3
Accounts receivable, other receivables and prepayment (Current)	56.1
Inventories	51.0
Other assets	5.2
Assets classified as held for sale	128.3
Liabilities	
Accounts payable, other payables and accruals	(68.9)
Short-term borrowings	(16.5)
Long-term borrowings	(15.7)
Deferred tax liabilities *(Note 21)*	(5.0)
Liabilities directly associated with the assets classified as held for sale	(106.1)
Net Assets Directly Associated with the Disposal Group	22.2

US$ millions	**2008**
Reserves	
Unrealized gains on available-for-sale assets of the disposal group	0.1

(C) The net cash flows of Landco are as follows:

US$ millions	2008	2007
Operating activities	(21.3)	(2.6)
Investing activities	1.0	(7.9)
Financing activities	21.1	8.6
Net Cash Inflow/(Outflow)	0.8	(1.9)

9. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The profit attributable to equity holders of the parent includes US$46.9 million of net foreign exchange and derivative losses (2007: gains of US$25.0 million (Restated)), which comprise a loss of US$43.0 million (2007: US$2.7 million) on the changes in the fair values of derivatives and foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and a loss of US$3.9 million (2007: a gain of US$27.7 million) on changes in the fair value of certain PLDT shares designated as financial assets at fair value through profit or loss and US$24.5 million (2007: US$286.6 million) of net non-recurring gains.

Analysis of Foreign Exchange and Derivative (Losses)/Gains

US$ millions	2008	2007 (Restated)
Foreign exchange and derivative (losses)/gains		
– Subsidiary companies *(Note 6)*	(83.2)	20.0
– Associated companies and joint ventures	(17.7)	14.3
Subtotal	(100.9)	34.3
Attributable to taxation and minority interest	54.0	(9.3)
Total	(46.9)	25.0

The non-recurring gains of US$24.5 million for 2008 mainly include (i) a gain on dilution of the Group's interest in Indofood of US$18.9 million (ii) a gain on divestment and dilution of the Group's interest in PLDT of US$9.8 million (iii) MPIC's gains arising from increase in interests in Maynilad and MDI totaling US$13.4 million (iv) a gain of US$10.5 million from a reduction in Indofood's deferred tax liabilities due to reduction in future tax rates and (v) MPIC's gain on sale of assets of US$3.9 million, partly offset by a Group's impairment provision of US$36.4 million in respect of its investment in Philex. The non-recurring gains of US$286.6 million for 2007 mainly comprise a gain on divestment of the Group's interest in PLDT of US$174.7 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares and a gain on dilution of the Group's effective interest in Indofood's oils and plantations businesses of US$75.9 million.

Included within the profit attributable to equity holders of the parent for the year ended 31 December 2008 is a profit of US$51.2 million (2007: US$112.0 million) attributable to the Company.

10. ORDINARY SHARE DIVIDENDS

	U.S. cent per ordinary share		US$ millions	
	2008	2007	2008	2007
Interim	0.38	0.26	12.3	8.2
Proposed special	–	0.38	–	12.3
Proposed final	0.77	0.64	24.7	20.6
Total	1.15	1.28	37.0	41.1

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

11. EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

The calculation of basic earnings per share is based on the profit for the year attributable to equity holders of the parent of US$200.8 million (2007: US$504.8 million (Restated)), and the weighted average number of 3,223.5 million (2007: 3,211.4 million) ordinary shares in issue during the year.

The calculation of diluted earnings per share is based on: (i) the profit for the year attributable to equity holders of the parent of US$200.8 million (2007: US$504.8 million (Restated)) reduced by the dilutive impact of (a) US$6.1 million (2007: US$4.2 million) in respect of the convertible notes issued by DMWC and (b) US$0.3 million (2007: US$0.1 million) in respect of the exercise of share options issued by its associated companies and (ii) a share base equal to the aggregate of the weighted average number of 3,223.5 million (2007: 3,211.4 million) ordinary shares in issue during the year (as used in the basic earnings per share calculation) and the weighted average of 54.1 million (2007: 62.1 million) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the year.

The impact upon full conversion of the Head Office's Exchangeable Notes and MPIC's convertible notes has not been taken into account in calculating the diluted earnings per share because their anti-dilutive effect on the basic earnings per share for the year would actually increase the earnings per share.

12. PROPERTY, PLANT AND EQUIPMENT

US$ millions	Land and buildings	Machinery, equipment and vessels	Consolidated
Cost			
At 1 January 2008	316.2	934.2	1,250.4
Exchange translation	(46.3)	(152.4)	(198.7)
Additions	9.0	151.0	160.0
Acquisition of subsidiary companies *(Note 34(A))*	30.2	62.5	92.7
Disposals	(14.1)	(16.7)	(30.8)
Reclassification *(Note 8(B))*[i]	(5.2)	(2.1)	(7.3)
At 31 December 2008	289.8	976.5	1,266.3
Accumulated Depreciation and Impairment			
At 1 January 2008	86.5	379.8	466.3
Exchange translation	(13.3)	(59.2)	(72.5)
Charge for the year *(Note 6)*	14.7	64.5	79.2
Disposals	(1.9)	(8.7)	(10.6)
Reclassification *(Note 8(B))*[i]	(1.3)	(3.2)	(4.5)
At 31 December 2008	84.7	373.2	457.9
Net Book Amount at 31 December 2008	205.1	603.3	808.4

(i) To assets of a disposal group classified as held for sale

US$ millions	Land and buildings	Machinery, equipment and vessels	Consolidated
Cost			
At 1 January 2007	280.1	853.0	1,133.1
Exchange translation	(15.0)	(38.1)	(53.1)
Additions	29.1	40.4	69.5
Acquisition of subsidiary companies *(Note 34(A))*	23.7	85.0	108.7
Disposals	(1.7)	(6.1)	(7.8)
At 31 December 2007	316.2	934.2	1,250.4
Accumulated Depreciation and Impairment			
At 1 January 2007	76.5	339.8	416.3
Exchange translation	(3.3)	(15.2)	(18.5)
Charge for the year *(Note 6)*	13.3	51.2	64.5
Impairment *(Note 6)*	–	4.2	4.2
Disposals	–	(0.2)	(0.2)
At 31 December 2007	86.5	379.8	466.3
Net Book Amount at 31 December 2007	229.7	554.4	784.1

(A) The principal annual rates of depreciation:

Freehold land	Nil
Freehold buildings	2.5% to 20.0%
Leasehold buildings	Lesser of period of lease, or 2.5% to 20.0%
Machinery, equipment and vessels	2.5% to 50.0%

(B) The land and buildings are freehold and leasehold properties held outside Hong Kong.

(C) Property, plant and equipment with a net book amount of US$183.4 million (2007: US$81.8 million) was pledged as security for certain of the Group's banking facilities (Note 27(E)).

13. PLANTATIONS

US$ millions	Consolidated 2008	2007
At 1 January	881.5	275.0
Exchange translation	(121.6)	(29.3)
Additions	76.7	36.8
Acquisition of subsidiary companies *(Note 34(A))*	5.6	577.0
(Loss)/gain on changes in fair value less estimated point-of-sale costs, net *(Note 6)*	(97.7)	22.0
At 31 December	744.5	881.5

Physical measurement of oil palm, rubber and other plantations at 31 December is as follows.

Hectares	Consolidated 2008	2007
Oil palm		
– Mature plantations	124,169	118,029
– Immature plantations	58,944	43,427
Rubber		
– Mature plantations	17,873	18,956
– Immature plantations	4,537	3,048
Sugar cane, cocoa, tea and others		
– Mature plantations	7,044	2,800
– Immature plantations	761	722
Total	213,328	186,982

(A) The Group's plantations mainly represent palm trees and rubber trees owned by Indofood. The palm trees are planted for the production of FFB, which are used in the production of CPO and PKO. The rubber trees are planted for the production of cup lump. The fair values of oil palm plantations are determined by an independent valuer using the discounted future cash flows of the underlying plantations. The expected future cash flows of the oil palm plantations are determined using the forecast market price of FFB which is largely dependent on the projected selling prices of CPO and PKO in the market. The fair values of rubber plantations are determined using the discounted future cash flows of the underlying plantations. The expected future cash flows of the rubber plantations are determined using the forecast market price of cup lump which is based on the projected selling price of Rubber Smoke Sheet 1 (RSS1). Significant assumptions made in determining the fair value of the plantations are:

(a) No new planting/re-planting activities are assumed.

(b) The palm trees have an average life that ranges from 20 to 25 years, with the first three to four years as immature and the remaining years as mature. The rubber trees have an average life of that ranges from 20 to 25 years, with the first five to six years as immature and the remaining years as mature.

(c) The yield per hectare of palm trees is based on guidelines from the Indonesian Oil Palm Research Institute which varies with the average age of palm trees. The yield per hectare of rubber trees is based on estimation made by Indofood's agronomists and reviewed by an independent valuer.

(d) The discount rates of 19.3% (2007: 18.1%) and 18.2% (2007: 17.7%), which represent the respective asset specific rates for Indofood's palm trees and rubber trees plantation operations, were applied in the discounted cash flow calculations.

(e) The projected selling price of CPO over the projection period is based on the consensus of reputable independent forecasting service firms for the short term and on the studies on historical actual CPO price for the last 20 years for the remaining projected period. The projected selling price of RSS1 over the projected period is based on the reference issued by the World Bank and historical selling prices of the Group.

(B) During 2008, Indofood's palm trees produced 2.5 million tons (2007: 1.5 million tons) of FFB and rubber trees produced 28.1 thousand tons (2007: 7.9 thousand tons) of rubber. The fair values of FFB and rubber harvested during 2008, determined at the point of harvest, amounted to US$342.4 million (2007: US$206.6 million) and US$54.4 million (2007: US$8.3 million), respectively.

(C) Plantations with a net book amount of US$421.5 million (2007: US$546.2 million) were pledged as security for certain of the Group's banking facilities (Note 27(E)).

14. SUBSIDIARY COMPANIES

	Company	
US$ millions	**2008**	**2007**
Unlisted shares at cost	1,176.6	1,176.6
Less provision for impairment loss	(180.4)	(270.4)
Total	996.2	906.2

The Company's listed subsidiary companies are held through the intermediate holding companies.

(A) The amounts due from subsidiary companies are unsecured, interest-bearing at a range of 0% to 7.3 % per annum (2007: 0% to 8.3% per annum) and repayable within one year. The carrying value of the Company's amounts due from subsidiary companies approximates to their fair value.

(B) The amounts due to subsidiary companies are unsecured, interest-bearing at a range of 0% to 6.8% per annum (2007:0% to 5.0% per annum) and repayable within one year. The carrying value of the Company's amounts due to subsidiary companies approximates to their fair value.

(C) The loans from subsidiary companies are unsecured, interest-bearing at a range of 2.9% to 7.1% per annum (2007: 0% to 7.1% per annum) and not repayable within one year. The carrying value of the Company's loans from subsidiary companies approximates to their fair value.

(D) Details of the principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on pages 124 to 125.

15. ASSOCIATED COMPANIES AND JOINT VENTURES

	Associated Companies		Joint Ventures		Consolidated	
	2008	2007	2008	2007	2008	2007
US$ millions				(Restated)		(Restated)
Shares, at cost						
– Listed	1,983.0	1,785.9	–	–	1,983.0	1,785.9
– Unlisted	102.5	56.9	2.7	63.4	105.2	120.3
Share of post-acquisition reserves *(Note 31)*	(884.8)	(750.1)	(1.1)	46.4	(885.9)	(703.7)
Loans (from)/to associated companies and a joint venture	–	(2.1)	–	104.3	–	102.2
Total	1,200.7	1,090.6	1.6	214.1	1,202.3	1,304.7

(A) At 31 December 2008, both the listed and unlisted investments were located outside Hong Kong.

(B) At 31 December 2008, the market valuation of listed investments was US$2,281.6 million (2007: US$3,815.9 million) and the net dividends received during 2008 amounted to US$211.9 million (2007: US$155.0 million).

(C) Details of the Group's principal associated companies, PLDT and Philex, which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on pages 124 to 125.

(D) PLDT was incorporated under the laws of the Philippines on 28 November 1928 to provide telephone services in the Philippines. PLDT's charter was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period ending in 2028. Under its amended charter, which became effective on 24 August 1991, PLDT is authorized to provide virtually every type of telecommunication service, both within the Philippines and between the Philippines and other countries. PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

(E) Philex was incorporated under the laws of the Philippines in 1995 to engage in mining activities. Philex primarily engaged in large-scale exploration, development and utilization of mineral resources. Philex has operated for the past 50 years at the deposit at Padcal, Tuba Benguet Province, Island of Luzons producing gold, copper and silver as its principal products.

(F) At 31 December 2008, the Group has made an impairment provision of US$36.4 million (2007: Nil) for its investment in Philex. The impairment provision was determined by an independent valuer, ATR Kim-Eng Capital Partners, Inc. after making reference to the fair values and recoverable amounts of Philex's Padcal and Boyongan mines based on Philex's financial projections and discounted cash flow models, applying a discount rate of 12.0%.

(G) Additional financial information in respect of the Group's principal associated companies, PLDT and Philex, as prepared under Hong Kong GAAP, is set out below.

US$ millions	PLDT 2008	PLDT 2007	Philex[(i)] 2008
Operating Results			
Turnover	3,295.3	3,088.3	2.1
Profit/(loss) before taxation	2,121.2	1,724.4	(3.6)
Profit/(loss) after taxation	1,564.5	1,459.1	(4.1)
Profit (Loss) for the Year/Period	720.9	832.6	(2.7)
Net Assets			
Current assets	1,389.6	1,192.1	260.6
Non-current assets	3,931.7	4,613.7	360.2
Total Assets	5,321.3	5,805.8	620.8
Current liabilities	(1,377.4)	(1,165.6)	(123.7)
Non-current liabilities and provisions	(1,805.6)	(2,004.3)	(100.7)
Total Liabilities	(3,183.0)	(3,169.9)	(224.4)
Minority interest	(30.2)	(33.9)	(31.8)
Net Assets at 31 December	2,108.1	2,602.0	364.6

(i) Information in respect of Philex only relates to 28 November 2008 (date of the Group's investment in Philex) and after.

(H) The Group has discontinued the recognition of its share of losses of Prime Media Holdings, Inc., an associated company, because the share of losses of this associated company fully eroded the Group's investment. The amounts of the Group's unrecognized share of losses of this associated company for the current year and cumulatively were US$0.6 million (2007: US$0.1 million) and US$8.7 million (2007: US$8.6 million), respectively.

16. GOODWILL

US$ millions	Consolidated 2008	Consolidated 2007
At 1 January	347.2	34.8
Exchange translation	(25.2)	(9.6)
Acquisition of subsidiary companies *(Note 34(A))*	354.1	335.1
Increased investment in a subsidiary company	–	3.6
Impairment *(Note 6)*	(0.5)	(16.7)
Net Book Amount at 31 December	675.6	347.2

(A) Goodwill is allocated to the Group's cash-generating units identified according to the business and geographical segments. The goodwill amount at 31 December 2008 relates to (a) Indofood's businesses (principally plantations and dairy) which contribute to the Group's consumer food products business segment located in Indonesia and (b) MPIC's businesses (water and toll road) which contribute to the Group's infrastructure business segment located in the Philippines. The goodwill amount at 31 December 2007 solely relates to Indofood's businesses (principally plantations).

(B) In assessing the impairment for goodwill, the Group compares the carrying amount of the underlying assets against their recoverable amounts (calculated as the higher of the assets' fair value less costs to sell and their value in use). The recoverable amounts of Indofood's and MPIC's businesses have been determined based on fair value less costs to sell or value in use calculations using cash flow projections covering periods from 4 years up to 10 years (for the plantation companies) for Indofood's businesses and 14 years for MPIC's water business. The discount rates applied to cash flow projections range from 15.7% to 20.6% (2007: 12.8% to 23.7%) for Indofood's businesses and 9.2% for MPIC's water business, which reflect specific risks relating to the relevant businesses.

In the assessment of the recoverable amount of Indofood's plantation businesses, the projected price of the CPO is based on the consensus of reputable forecast service firms for the short-term period and the World Bank forecast for the remaining projection period, while the projected sugar price is determined based on the average retail sales of sugar price in Indonesia for the past five years. The cash flows beyond the projected periods are extrapolated using an estimated growth rate of 5.0%, which does not exceed the long term average growth rate of the industry and country in which the businesses operate.

In the assessment of the recoverable amount of Indofood's dairy businesses, their value in use were calculated based on their cash flow projections as per the most recent financial budgets and forecasts, which management believes are reasonable and are management's best estimates of the ranges of economic condition that will exist over the forecast period. The cash flows beyond the projected periods are extrapolated using an estimated growth rate of 5.0%, which does not exceed the long term average growth rate of the industry and country in which the businesses operate.

In the assessment of the recoverable amount of MPIC's water business, its value in use was calculated based on its cash flow projections as per the most recent financial budgets and forecasts, which management believes are reasonable and are management's best estimates of the ranges of economic condition that will exist over the forecast period.

Changes to the above assumptions used by the management to determine the recoverable values can have significant impact on the results of the assessment. Management is of the opinion that no reasonably possible change in any of the key assumptions stated above would cause the carrying amount of the goodwill for each of the cash generating units to materially exceed their recoverable values.

Goodwill arising from MPIC's acquisition of First Philippine Infrastructure, Inc. (FPII) is still provisional and, therefore, has yet to be allocated to its particular cash generating unit. Impairment testing will commence in the period when the accounting of the acquisition is finalized, which should not be more than 12 months from the date of acquisition. Notwithstanding this, management believes that based on the financial budgets and forecasts of the toll road operations, there is no impairment of goodwill arising from the acquisition of FPII in 2008.

17. OTHER INTANGIBLE ASSETS

US$ millions	Concession assets	Brands	Consolidated
Cost			
At 1 January 2008	–	–	–
Acquisition of subsidiary companies *(Note 34(A))*	1,199.0	346.0	1,545.0
Exchange translation	(44.7)	–	(44.7)
Additions	63.8	–	63.8
At 31 December 2008	1,218.1	346.0	1,564.1
Accumulated Amortization			
At 1 January 2008	–	–	–
Charge for the year *(Note 6)*	27.3	–	27.3
Exchange translation	(1.7)	–	(1.7)
At 31 December 2008	25.6	–	25.6
Net Book Amount at 31 December 2008	1,192.5	346.0	1,538.5

(A) Concession assets represent the concessions held by (a) Maynilad for its exclusive right granted by MWSS on behalf of the Philippine government to provide water and sewerage services and charge users for the services provided in the area of West Metro Manila and (b) MNTC for its rights, interests and privileges to finance, design, construct, operate and maintain toll roads, toll facilities and other facilities generating toll-related and non-toll related income in respect of the Manila North Expressway (also known as North Luzon Expressway (NLEX)) – Phases 1, 2 and 3 during their respective concession periods.

In February 1997, Maynilad entered into a concession agreement with MWSS, with respect to the MWSS West Service Area. Under the concession agreement, MWSS grants Maynilad, the sole right to manage, operate, repair, decommission and refurbish all fixed and movable assets required to provide water and sewerage services in the West Service Area for 25 years ending in 2022. The legal title to all property, plant and equipment contributed to the existing MWSS system by Maynilad during the concession period remains with the Maynilad until the expiration date at which time, all rights, titles and interests in such assets will automatically vest to MWSS. Under the concession agreement, Maynilad is entitled to the rate adjustments of (a) annual standard rate adjustment to compensate for increases in the consumer price index subject to rate adjustment limit; (b) extraordinary price adjustment to account for the financial consequences of the occurrence of certain unforeseen events subject to grounds stipulated in the concession agreement; and (c) rate rebasing mechanism allows rates to be adjusted every five years to enable Maynilad to recover expenditures efficiently and prudently incurred, Philippine business taxes and payments corresponding to debt service on concession fees and Maynilad loans incurred to finance such expenditures.

In August 1995, First Philippine Infrastructure Development Corporation (FPIDC), the parent company of MNTC, entered into a joint venture agreement with Philippine National Construction Corporation (PNCC), in which PNCC assigned its rights, interests and privileges under its franchise to construct, operate and maintain toll facilities in the NLEX and its extensions, stretches, linkages and diversions in favour of MNTC, including the design, funding, construction, rehabilitation, refurbishing and modernization and selection and installation of an appropriate toll collection system therein during the concession period subject to prior approval by the President of the Philippines. In April 1998, the Philippine government, acting by and through the Toll Regulatory Board as the grantor, PNCC as the franchisee and MNTC as the concessionaire executed a Supplemental Toll Operation Agreement (STOA) whereby the Philippine government recognized and accepted the assignment by PNCC of its usufructuary rights, interests and privileges under its franchise in favor of MNTC as approved by the President of the Philippines and granted MNTC concession rights, obligations and privileges including the authority to finance, design, construct, operate and maintain the NLEX project roads as toll roads commencing upon the date the STOA comes into effect until 31 December 2030 or 30 years after the issuance of the Toll Operation Permit for the last

completed phase, whichever is earlier. In October 2008, the concession agreement was extended for another seven years to 2037. Pursuant to the STOA, MNTC is required to pay franchise fees to PNCC and to pay for the government's project overhead expenses based on certain percentages of construction costs and maintenance works on the project roads. Upon expiry of the concession period, MNTC shall hand-over the project roads to the Philippine government without cost, free from any and all liens and encumbrances and fully operational and in good working condition, including any and all existing land required, works, toll road facilities and equipment found therein directly related to and in connection with the operation of the toll road facilities.

(B) Brands represent the brands held by PT Indolakto (Indolakto) for its various milk-related products.

(C) All of the Group's concession assets and brands were acquired by the Group as part of a business combination.

(D) The useful lives for amortization:

Concession assets	Remaining concession life after being acquired, 15 – 29 years
Brands	20 years

18. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND PREPAYMENTS

	Consolidated	
US$ millions	**2008**	**2007**
Trade receivables	258.1	263.3
Other receivables	120.6	100.8
Prepayments	59.8	28.4
Total	438.5	392.5
Presented As:		
Non-current Portion	3.0	37.0
Current Portion	435.5	355.5
Total	438.5	392.5

(A) The carrying amount of the current portion of accounts receivable, other receivables and prepayments approximates to their fair value. The fair value of the non-current portion of accounts receivable, other receivables and prepayments is US$3.4 million (2007: US$42.0 million) which is determined based on cash flows discounted using a weighted average prevailing interest rate of 10.5% (2007: 9.9%). The weighted average effective interest rate of the non-current portion of accounts receivable, other receivables and prepayments is 11.7% (2007: 12.2%).

(B) The ageing profile of trade receivables is analyzed as below.

	Consolidated	
US$ millions	**2008**	**2007**
0 to 30 days	204.3	218.6
31 to 60 days	12.0	4.8
61 to 90 days	6.7	5.5
Over 90 days	35.1	34.4
Total	258.1	263.3

US$ millions	Consolidated 2008	2007
Neither past due nor impaired	234.5	225.2
Past due but not impaired		
– 0 to 30 days past due	9.4	6.0
– 31 to 60 days past due	6.2	5.5
– 61 to 90 days past due	7.1	13.8
– Over 90 days past due	0.9	12.8
Total	258.1	263.3

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

(C) At 31 December 2008, trade receivables of US$24.8 million (2007: US$4.1 million) were collectively impaired and fully provided for. Movements in the provision for impairment of trade receivables were as follows.

US$ millions	Consolidated 2008	2007
At 1 January	(4.1)	(1.8)
Exchange translation	0.6	0.2
Charge for the year *(Note 6)*	(7.0)	(2.5)
At 31 December	(10.5)	(4.1)

(D) As the Group's trade receivables relate to a large number of diversified customers, there is no concentration of credit risk.

(E) Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. MPIC (a) allows 60 days of credit to its water service customers, (b) collects toll fees through Tollway Management Corporation (TMC) (an associated company of MNTC's parent company) by the users' prepaid and reloadable electronic toll collection devices and credit card payment arrangements.

(F) Accounts receivable with a net book amount of US$20.9 million (2007: US$16.6 million) were pledged as security for certain of the Group's banking facilities (Note 27(E)).

19. PREPAID LAND PREMIUMS

US$ millions	Consolidated 2008	2007
At 1 January	151.4	48.4
Exchange translation	(15.8)	(4.1)
Acquisition of subsidiary companies *(Note 34(A))*	29.7	112.9
Additions	–	2.3
Recognition during the year *(Note 6)*	(7.1)	(2.8)
Total Prepaid Land Premiums	158.2	156.7
Current portion included in accounts receivable, other receivables and prepayments	(5.0)	(5.3)
At 31 December	153.2	151.4

US$ millions	Consolidated 2008	2007
Overseas, Held On:		
Leases of between 10 and 50 years	151.0	153.4
Leases of less than 10 years	7.2	3.3
Total	158.2	156.7

20. AVAILABLE-FOR-SALE ASSETS

US$ millions	Consolidated 2008	2007
Listed investments, at fair value:		
– Equity investments – Overseas	23.8	24.4
– Debentures with a fixed interest rate of 14.0% (2007: 14.0%) and a maturity date of 1 October 2014 (2007: 1 October 2014) – Overseas	0.3	0.4
Unlisted investment, at cost less impairment provisions:		
– Equity investment – Overseas	32.8	3.0
Unlisted investment, at fair value:		
– Club debentures – Hong Kong	1.7	2.3
Total	58.6	30.1
Presented As:		
Non-Current Portion	1.7	6.0
Current Portion	56.9	24.1
Total	58.6	30.1

The fair values of the listed equity investments and debentures are based on quoted market prices. The fair value of the unlisted investment in club debentures has been estimated by reference to recent market transaction prices. The Directors believe that the estimated fair values by reference to market prices, which are recorded in the carrying amounts of the available-for-sale assets, and the related changes in fair values, which are recorded directly in the Group's equity, are reasonable, and that they are the most appropriate values at the balance sheet date.

21. DEFERRED TAX

The movements in deferred tax assets during the year are as follows.

US$ millions	Tax loss carry forward	Allowance for doubtful accounts	Liabilities for employee retirement benefits	Others	Consolidated
Deferred Tax Assets					
At 1 January 2008	7.6	1.3	22.3	13.8	45.0
Exchange translation	(1.4)	(0.2)	(2.3)	(2.2)	(6.1)
Acquisition of subsidiary companies *(Note 34(A))*	–	–	4.7	13.3	18.0
Credit/(charge) to the profit and loss statement *(Note 7)*	3.0	0.9	(7.7)	(10.5)	(14.3)
Transfer from provision for taxation *(Note 28)*	–	–	–	5.4	5.4
Reclassification *(Note 8(B))*[i]	–	–	–	(9.3)	(9.3)
At 31 December 2008	9.2	2.0	17.0	10.5	38.7

(i) To assets of a disposal group classified as held for sale

US$ millions	Tax loss carry forward	Allowance for doubtful accounts	Liabilities for employee retirement benefits	Others	Consolidated
Deferred Tax Assets					
At 1 January 2007	2.4	0.4	4.9	12.6	20.3
Exchange translation	(0.1)	–	(0.7)	0.5	(0.3)
Acquisition of subsidiary companies *(Note 34(A))*	–	–	5.3	0.1	5.4
Credit/(charge) to the profit and loss statement *(Note 7)*	5.3	0.9	12.8	(1.4)	17.6
Transfer from provision for taxation *(Note 28)*	–	–	–	2.0	2.0
At 31 December 2007	7.6	1.3	22.3	13.8	45.0

The movements in deferred tax liabilities during the year are as follows.

US$ millions	Allowance in excess of related depreciation of property, plant and equipment	Brands	Change in fair value of plantations	Withholding tax on undistributed earnings of subsidiary and associated companies	Others	Consolidated
Deferred Tax Liabilities						
At 1 January 2008	(184.3)	–	(103.1)	(22.0)	(1.4)	(310.8)
Exchange translation	21.8	–	11.6	2.1	14.9	50.4
Acquisition of subsidiary companies *(Note 34(A))*	(11.7)	(86.5)	–	–	(79.0)	(177.2)
Credit/(charge) to the profit and loss statement *(Note 7)*	18.3	–	24.5	(2.4)	33.4	73.8
Transfer from provision for taxation *(Note 28)*	–	–	–	–	(5.2)	(5.2)
Reclassification *(Note 8(B))*[i]	–	–	–	–	5.0	5.0
At 31 December 2008	(155.9)	(86.5)	(67.0)	(22.3)	(32.3)	(364.0)

(i) To liabilities directly associated with the assets classified as held for sale

US$ millions	Allowance in excess of related depreciation of property, plant and equipment	Brands	Change in fair value of plantations	Withholding tax on undistributed earnings of subsidiary and associated companies	Others	Consolidated
Deferred Tax Liabilities						
At 1 January 2007	(96.6)	-	(60.6)	(4.3)	(1.8)	(163.3)
Exchange translation	4.8	-	5.7	-	3.9	14.4
Acquisition of subsidiary companies *(Note 34(A))*	(93.3)	-	(41.6)	-	(8.9)	(143.8)
Credit/(charge) to the profit and loss statement *(Note 7)*	0.8	-	(6.6)	(19.2)	8.2	(16.8)
Transfer to/(from) provision for taxation *(Note 28)*	-	-	-	1.5	(2.8)	(1.3)
At 31 December 2007	(184.3)	-	(103.1)	(22.0)	(1.4)	(310.8)

At 31 December 2008, tax losses available to reduce future income tax, arising in the entities to which they relate, amounted to US$9.1 million (2007: US$7.4 million) in respect of non-Hong Kong tax losses, and US$30.2 million (2007: US$30.2 million) in respect of Hong Kong tax losses. The non-Hong Kong tax losses are available for offsetting against future taxable profits of the companies in which the losses arose for three to five years, whereas Hong Kong tax losses are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. No deferred tax assets have been recognized in respect of these losses as they have arisen in subsidiary companies that have been loss-making for some time. Except for this, deferred tax assets have been properly recognized.

Pursuant to the Philippines and Indonesian income tax laws, withholding taxes of 10% to 15% is levied on dividends declared to foreign investors. The Group is therefore liable to withholding taxes on dividends distributed by its subsidiary and associated companies in the Philippines and Indonesia. At 31 December 2008, the Group has fully recognized the deferred tax for the withholding taxes that would be payable on unremitted earnings that are subject to withholding taxes of its associated companies established in the Philippines. However, except for those earnings to be distributed as dividends, no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings of the Group's subsidiary companies established in the Philippines and Indonesia. In the opinion of the Directors, it is not probable that these subsidiary companies will distribute such earnings in the foreseeable future. The aggregate amount of temporary differences associated with investments in subsidiary companies in the Philippines and Indonesia for which deferred tax liabilities have not been recognized totalled approximately US$22.5 million at 31 December 2008 (2007: US$25.2 million).

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

22. FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The amount at 31 December 2007 represents the fair value, determined based on a quoted market price, of certain PLDT shares designated as financial assets at fair value through profit or loss to offset against the exposure arising from changes in the fair value of the option element embedded in the Head Office's Exchangeable Notes. Following the full settlement of the Head Office's Exchangeable Notes in February 2008, the balances of these PLDT's shares were reclassified as the Group's interests in associated companies.

23. OTHER NON-CURRENT ASSETS

US$ millions	Consolidated 2008	2007
Deposits for acquisition of assets	96.4	34.2
Input value added taxes	31.8	0.3
Claims for tax refund	7.5	5.6
Deferred charges	7.2	9.0
Others	74.2	60.9
Total	217.1	110.0

The deposits for acquisition of assets mainly represent Indofood's deposits for the acquisition of vessels and certain landrights.

The input value added taxes mainly represent MNTC's input taxes from its purchase of goods and services (including those in relation to project construction cost).

The claims for tax refund relates to the tax payment in advance made by Indofood in respect of wheat importation which is creditable against Indofood's corporate income tax payable.

The deferred charges mainly represent deferred costs and expenses relating to Indofood's systems implementation.

24. CASH AND CASH EQUIVALENTS

US$ millions	Consolidated		Company	
	2008	2007	2008	2007
Cash at banks and on hand	478.1	492.1	34.5	0.1
Short-term time deposits	147.8	108.7	11.4	106.2
Total	625.9	600.8	45.9	106.3

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods of between three days and one month depending on the immediate cash requirements of the Group, and earn interest at the respective short-term time deposit rates. The bank balances and time deposits are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.

25. INVENTORIES

US$ millions	Consolidated 2008	2007
Raw materials	389.9	281.5
Work in progress	6.1	6.3
Finished goods	161.4	154.9
Properties held for sale	–	51.3
Total	557.4	494.0

(A) At 31 December 2008, inventories with a carrying amount of US$68.8 million (2007: US$63.8 million) were carried at net realizable value.

(B) At 31 December 2008, inventories with a carrying amount of US$9.4 million (2007: US$13.8 million) were pledged as security for certain of the Group's banking facilities (Note 27(E)).

26. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

US$ millions	Consolidated 2008	2007
Trade payables	233.4	213.0
Accrued expenses	287.0	140.9
Other payables	147.0	131.7
Total	667.4	485.6

The ageing profile of trade payables is analyzed as follows:

US$ millions	Consolidated 2008	2007
0 to 30 days	220.7	189.4
31 to 60 days	8.5	2.0
61 to 90 days	2.6	5.9
Over 90 days	1.6	15.7
Total	233.4	213.0

All of the accounts payable, other payables and accruals are expected to be settled within one year. The carrying amount of the Group's accounts payable, other payables and accruals approximate to their fair value.

27. BORROWINGS

US$ millions	Effective interest rate (%)	Maturity	*Notes*	Consolidated 2008	2007
Short-term					
Bank loans	5.0 – 17.7 (2007: 5.9 – 11.0)	2009 (2007: 2008)	(A)	1,115.7	819.6
Other loans	2.5 – 12.5 (2007: 2.5 – 13.5)	2009 (2007: 2008)	(B)	91.3	180.5
Subtotal				1,207.0	1,000.1
Long-term					
Bank loans	5.0 – 17.7 (2007: 7.3 – 11.0)	2010 – 2018 (2007: 2009 – 2013)	(C)	1,770.1	722.4
Other loans	10.0 (2007: 7.8 – 18.3)	2010 – 2012 (2007: 2009 – 2010)	(D)	181.6	322.1
Subtotal				1,951.7	1,044.5
Total				3,158.7	2,044.6

The balance of short-term borrowings includes US$163.1 million (2007: US$202.5 million) of current portion of long-term borrowings.

The maturity profile of the Group's borrowings is as follows:

US$ millions	Bank loans 2008	Bank loans 2007	Other loans 2008	Other loans 2007	Consolidated 2008	Consolidated 2007
Not exceeding one year	1,115.7	819.6	91.3	180.5	1,207.0	1,000.1
More than one year but not exceeding two years	110.4	64.0	–	105.8	110.4	169.8
More than two years but not exceeding five years	1,129.7	608.9	181.6	216.3	1,311.3	825.2
More than five years	530.0	49.5	–	–	530.0	49.5
Total	2,885.8	1,542.0	272.9	502.6	3,158.7	2,044.6
Representing amounts repayable						
– wholly within five years	2,297.3	1,246.0	272.9	502.6	2,570.2	1,748.6
– not wholly within five years	588.5	296.0	–	–	588.5	296.0
Total	2,885.8	1,542.0	272.9	502.6	3,158.7	2,044.6

The carrying amounts of the borrowings are denominated in the following currencies:

US$ millions	Consolidated 2008	Consolidated 2007
U.S. dollar	1,752.4	934.1
Rupiah	924.0	1,026.6
Peso	482.3	83.9
Total	3,158.7	2,044.6

An analysis of the carrying amounts of borrowings into fixed and variable interest rates is as follows:

US$ millions	Consolidated 2008	Consolidated 2007
Variable interest rate	2,479.7	1,552.6
Fixed interest rate	679.0	492.0
Total	3,158.7	2,044.6

The carrying amounts and fair values of the long-term borrowings are as follows:

US$ millions	Carrying amounts 2008	Carrying amounts 2007	Fair values 2008	Fair values 2007
Bank loans	1,770.1	722.4	1,777.0	731.3
Other loans	181.6	322.1	155.3	332.9
Total	1,951.7	1,044.5	1,932.3	1,064.2

The fair values are based on published price quotations for listed notes and bonds issued by the Group and projected cash flows discounted using the borrowing rates ranging from 5.0% to 17.7% (2007: 5.9% to 10.0%) for the other fixed interest rate borrowings. The carrying amounts of the Group's variable interest rate borrowings approximate to their fair values due to frequent repricing.

The carrying amounts of the short-term borrowings approximate to their fair values.

Details of the borrowings are set out below.

(A) Short-term Bank Loans

The balance includes US$150.0 million (with an aggregate face value of US$150.0 million) of bank loans (2007: Nil) borrowed by two wholly-owned subsidiary companies of the Company with details summarized as follows.

(a) A US$100.0 million (with a face value of US$100.0 million) bank loan (2007: Nil) drawn in November 2008 secured by the Group's 3.3% interest in PLDT, subject to a variable London Inter-bank Offer Rate (LIBOR) based interest rate, which is repayable in November 2009.

(b) A US$50.0 million (with a face value of US$50.0 million) bank loan (2007: Nil) drawn in November 2008 secured by the Group's 20.1% interest in Philex and 8.5% interest in MPIC, subject to a variable LIBOR based interest rate, which is repayable in November 2009.

(B) Short-term Other Loans

The balance includes Rupiah 1.0 trillion (with a face value of US$89.1 million) of Rupiah bonds (which represents the original amount issued in July 2004 of Rupiah 1.0 trillion (US$91.3 million) less repurchase of the bonds with a face value of Rupiah 24 billion (US$2.2 million) during 2005) (2007: face value of US$103.6 million) issued by Indofood, with a coupon rate of 12.5%, are payable quarterly, and mature in July 2009.

(C) Long-term Bank Loans

The balance includes US$634.2 million (with an aggregate face value of US$641.3 million) of bank loans (2007: US$641.1 million) borrowed by various wholly-owned subsidiary companies of the Company with details summarized as follows:

(a) A US$44.6 million (with a face value of US$45.0 million) bank loan (2007: US$49.5 million) drawn in November 2005 secured by the Group's 1.4% (2007: 1.1%) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in November 2012.

(b) A US$49.6 million (with a face value of US$50.0 million) bank loan (2007: US$49.5 million) drawn in July 2006 secured by the Group's 1.2% (2007: 1.0%) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in July 2011.

(c) A US$46.0 million (with a face value of US$46.3 million) bank loan (2007: US$49.5 million) drawn in November 2006 secured by the Group's 1.1% (2007: 1.1%) interest in PLDT, subject to a variable LIBOR based interest rate, which is repayable in November 2013.

(d) A US$296.5 million (with a face value of US$300.0 million) bank loan (2007: US$295.6 million) drawn in January 2007 secured by the Group's 6.7% interest (2007: 6.6%) in PLDT, subject to a variable LIBOR based interest rate, which is repayable in December 2011.

(e) A US$197.5 million (with a face value of US$200.0 million) bank loan (2007: US$197.0 million) drawn in August 2007 secured by the Group's 3.9% interest (2007: 3.9%) in PLDT, subject to a variable LIBOR based interest rate, which is repayable in December 2012.

(D) Long-term Other Loans

The balance includes Rupiah 2.0 trillion (with a face value of US$182.6 million) of Rupiah bonds (2007: face value of US$212.3 million) issued by Indofood in May 2007, with a coupon rate of 10.0%, are payable quarterly, and mature in May 2012.

(E) Charges on Group Assets

At 31 December 2008, the total borrowings include secured bank and other borrowings of US$1,604.0 million (2007: US$773.6 million). Such bank and other borrowings were secured by the Group's property, plant and equipment, plantations, accounts receivable and inventories equating to a net book value of US$635.2 million (2007: US$658.4 million) and the Group's interest of 17.6% (2007: 13.7%) in PLDT, 8.5% (2007: Nil) in MPIC and 20.1% (2007: Nil) in Philex.

(F) Bank Covenants

The Group has complied with all of its bank covenants, except for those related to Metro Pacific Corporation (Metro Pacific). Since the fourth quarter of 2001, Metro Pacific has been unable to meet its debt obligations. At 31 December 2008, Metro Pacific had Pesos 109 million (US$2.3 million) (2007: Pesos 451 million or US$10.9 million) outstanding debt obligations. Metro Pacific has reached agreements with certain of its creditors for the settlement of some of the debt obligations and anticipates to further reduce the outstanding debt obligations during 2009.

28. PROVISION FOR TAXATION

	Consolidated	
US$ millions	**2008**	**2007**
At 1 January	52.9	23.1
Exchange translation	(7.2)	(1.7)
Acquisition of subsidiary companies *(Note 34(A))*	0.7	17.6
Provision for taxation on estimated assessable profits for the year *(Note 7)*	121.6	96.5
Transfer from deferred taxation *(Note 21)*	0.2	0.7
Total	168.2	136.2
Tax paid	(112.4)	(83.3)
At 31 December	55.8	52.9

29. DEFERRED LIABILITIES AND PROVISIONS

US$ millions	Pension	Long-term liabilities	Others	Consolidated 2008	2007
At 1 January	152.4	8.3	37.2	197.9	108.7
Exchange translation	(21.9)	(17.7)	(6.2)	(45.8)	(3.0)
Additions	0.6	2.1	4.8	7.5	59.9
Acquisition of subsidiary companies *(Note 34(A))*	11.1	276.8	102.3	390.2	37.2
Payment and utilization	(4.5)	(9.8)	(63.7)	(78.0)	(4.9)
At 31 December	137.7	259.7	74.4	471.8	197.9
Presented as:					
Current Portion	–	19.0	20.4	39.4	17.4
Non-current Portion	137.7	240.7	54.0	432.4	180.5
Total	137.7	259.7	74.4	471.8	197.9

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

The long-term liabilities mainly relate to Maynilad's concession fees payable to MWSS and deferred credits (which represent foreign exchange gains which will be refunded to the customers and foreign exchange differences arising from retranslation of the portion of Maynilad's foreign currency denominated concession fees payable and loans) and Indofood's accrued liabilities for dismantlement, removal or restoration in relation to property, plant and equipment.

The others mainly relate to MNTC's provision for value added taxes and a restructuring provision. The restructuring provision relates to the restructuring of the Group's shareholding structure in PLDT. The amount of the provision for the restructuring is estimated based on the anticipated transaction costs required to complete the restructuring. The estimation basis is reviewed on an ongoing basis and revised as appropriate.

30. SHARE CAPITAL

US$ millions	Consolidated and Company 2008	2007
Authorized		
5,000,000,000 (2007: 5,000,000,000) ordinary shares of U.S. 1 cent each	50.0	50.0
Issued and fully paid		
At 1 January	32.2	32.0
Issue of shares upon the exercise of share options	0.1	0.2
Repurchase and cancellation of shares	(0.2)	–
At 31 December		
3,213,377,003 (2007: 3,224,143,003) ordinary shares of U.S. 1 cent each	32.1	32.2

During the year, the movements in the Company's share capital were as follows.

(A) 7,060,000 (2007: 23,314,000) share options were exercised at the exercise price of HK$1.76 per share (2007: HK$1.76 per share), resulting in the issue of 7,060,000 (2007: 23,314,000) new ordinary shares of U.S. 1 cent each for a total cash consideration of HK$12.4 million (US$1.6 million) (2007: HK$41.0 million or US$5.3 million). Details of the Company's share option scheme are set out in Note 37(D)(a) to the Financial Statements.

(B) During the year, the Company repurchased 17,826,000 (2007: 3,964,000) ordinary shares on the SEHK at an aggregate consideration of HK$78.2 million (US$10.1 million) (2007: HK$23.3 million or US$3.0 million) before expenses. These shares were subsequently cancelled. Details of the repurchase are summarized as follows:

Month of repurchases	Number of ordinary shares repurchased	Purchase price paid per share Highest *HK$*	Lowest *HK$*	Aggregate consideration paid *HK$ millions*	*US$ millions*
May 2008	3,320,000	5.50	5.20	17.7	2.3
June 2008	3,152,000	4.99	4.83	15.6	2.0
July 2008	2,226,000	4.62	4.24	10.0	1.3
September 2008	4,392,000	4.50	3.90	18.0	2.3
October 2008	4,736,000	3.88	2.20	16.9	2.2
Total	17,826,000			78.2	10.1

The repurchases were effected by the Directors with a view to benefiting the shareholders as a whole by enhancing the Company's net assets and earnings per share.

31. OTHER RESERVES

An analysis of the Group's exchange reserve, by principal operating company, is set out below.

US$ millions	Consolidated 2008	2007
PLDT	(27.2)	51.0
MPIC	(15.4)	6.6
Indofood	(75.5)	(17.4)
Philex	3.0	–
Others	(0.9)	4.0
Total	(116.0)	44.2

An analysis of the accumulated reserves of associated companies and joint ventures, included within consolidated reserves, is set out below.

	Associated Companies		Joint Ventures		Consolidated	
	2008	**2007**	**2008**	**2007**	**2008**	**2007**
US$ millions				(Restated)		(Restated)
Associated Companies and Joint Ventures						
Revenue reserve	(861.8)	(808.5)	(0.5)	30.6	(862.3)	(777.9)
Exchange reserve	(24.4)	51.1	(0.6)	15.8	(25.0)	66.9
Unrealized gains on cash flow hedges	1.4	7.3	–	–	1.4	7.3
Total *(Note 15)*	(884.8)	(750.1)	(1.1)	46.4	(885.9)	(703.7)

The Group's capital and other reserves include US$0.2 million (2007: Nil) of capital redemption reserve.

The contributed surplus of the Company arose from a reorganization of the Group in 1988 and represents the difference between the nominal value of the share capital issued by the Company and the aggregate net asset value of the subsidiary companies acquired at the date of acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus provided certain conditions are met.

32. MINORITY INTEREST

An analysis of the Group's minority interest, by principal operating company, is set out below.

	Consolidated	
	2008	**2007**
US$ millions		(Restated)
Indofood	1,060.7	949.9
MPIC	184.4	41.8
Total	1,245.1	991.7

33. DERIVATIVE LIABILITY

The amount at 31 December 2007 represents the fair value of the exchangeable option embedded in the Head Office's Exchangeable Notes. Following the full settlement of the Head Office's Exchangeable Notes in February 2008, all of the remaining amount of such derivative liability has been charged to the profit and loss statement.

34. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(A) Acquisition of Subsidiary Companies

US$ millions	Fair value recognized on acquisition							Carrying amount immediately before the acquisition	
	MPIC's consolidation of DMWC and its subsidiary company	MPIC's acquisition of FPII and its subsidiary companies	Indofood's acquisition of PT Lajuperdana Indah (LPI)	Indofood's acquisition of Drayton and its subsidiary companies	Others	2008 Total	2007 Indofood's acquisition of PT Perusahaan Perkebunan London Sumatra and others Total	2008 Total	2007 Total
Consideration									
Cash and cash equivalents	107.9	242.2	41.0	351.5	5.9	748.5	573.6		
Joint ventures	100.3	-	-	-	-	100.3	-		
Due from a joint venture	21.1	-	-	-	-	21.1	-		
Due to a group company	-	9.5	-	-	-	9.5	-		
Shares issued by IndoAgri	-	-	-	-	-	-	132.1		
Total	229.3	251.7	41.0	351.5	5.9	879.4	705.7		
Net Assets									
Property, plant and equipment *(Note 12)*	11.6	2.2	40.9	36.0	2.0	92.7	108.7	82.8	80.8
Plantations *(Note 13)*	-	-	4.3	-	1.3	5.6	577.0	5.9	198.1
Associated companies and joint ventures	-	14.3	-	-	-	14.3	-	13.7	-
Other intangible assets *(Note 17)*	853.7	345.3	-	346.0	-	1,545.0	-	1,404.0	-
Accounts receivable, other receivables and prepayments (Non-current)	-	6.1	-	-	-	6.1	14.9	6.1	14.9
Prepaid land premiums *(Note 19)*	-	-	20.0	8.6	1.1	29.7	112.9	11.6	54.0
Deferred tax assets *(Note 21)*	11.3	4.3	2.1	0.3	-	18.0	5.4	3.7	0.2
Other non-current assets	15.1	33.4	-	3.1	5.3	56.9	9.5	57.1	9.5
Cash and cash equivalents	61.9	37.9	34.8	1.1	1.0	136.7	56.0	136.7	56.0
Pledged deposits	12.0	-	-	-	-	12.0	-	12.0	-
Due from a group company	-	9.5	-	-	-	9.5	-	9.5	-
Available-for-sale assets	-	-	-	1.2	-	1.2	-	1.2	-
Accounts receivable, other receivables and prepayments (Current)	23.2	2.9	4.2	35.3	0.1	65.7	17.8	65.7	17.8
Inventories	0.6	0.6	0.5	48.8	0.1	50.6	19.9	50.6	19.9
Capital reserve	2.2	-	-	-	-	2.2	-	-	-
Accounts payable, other payables and accruals	(147.0)	(19.7)	(16.8)	(61.2)	(5.2)	(249.9)	(59.2)	(249.7)	(59.2)
Due to a group company	(95.0)	-	-	-	-	(95.0)	-	(95.0)	-
Short-term borrowings	(50.0)	(13.6)	(0.3)	(16.0)	-	(79.9)	(27.5)	(79.9)	(27.5)
Current portion of deferred liabilities and provisions	(22.5)	(3.9)	-	-	-	(26.4)	-	(26.4)	-
Provision for taxation *(Note 28)*	-	-	(0.1)	(0.6)	-	(0.7)	(17.6)	(0.7)	(17.6)
Long-term borrowings	-	(179.1)	(21.2)	(6.2)	-	(206.5)	(62.7)	(206.5)	(62.7)
Deferred liabilities and provisions *(Note 29)*	(345.0)	(40.1)	-	(5.1)	-	(390.2)	(37.2)	(340.9)	(19.7)
Deferred tax liabilities *(Note 21)*	(65.3)	(13.9)	(6.7)	(91.0)	(0.3)	(177.2)	(143.8)	(131.9)	(8.2)
Total Net Assets	266.8	186.2	61.7	300.3	5.4	820.4	574.1	729.6	256.3
Minority interest	(123.3)	(52.7)	(24.8)	(94.3)	-	(295.1)	(203.5)		
Total Net Assets Acquired at Fair Value	143.5	133.5	36.9	206.0	5.4	525.3	370.6		
Goodwill *(Note 16)*	85.8	118.2[(i)]	4.1	145.5	0.5	354.1	335.1		
Net Cash Outflow Per the Consolidated Cash Flow Statement	(46.0)	(204.3)	(6.2)	(350.4)	(4.9)	(611.8)	(517.6)		

(i) Provisional amount subject to revision upon further assessment of fair value of the share of identifiable assets acquired and liabilities and contingent liabilities assumed

In July 2008, MPIC (i) repaid Pesos 1.4 billion (US$31.8 million) of exchangeable debt and purchased US$20.0 million of convertible debt issued by DMWC from Ashmore Investment Management Limited and their affiliates (the Ashmore Funds) and (ii) purchased US$20.0 million of convertible debt issued by DMWC from the Company. Following these transactions, MPIC's voting interest in DMWC increased to approximately 55.4% on a fully diluted basis. As a result, DMWC changed from a joint venture to a subsidiary company of MPIC and MPIC consolidated DMWC's financial results and position starting from July 2008. In November 2008, a shareholders' agreement between MPIC and DMCI Holdings Inc. regarding their investments in DMWC was finalized. According to this agreement, MPIC's economic interest in DMWC also increased from 50.0% to 55.4% on a fully diluted basis.

In November 2008, MPIC acquired a 99.8% interest in First Philippine Infrastructure, Inc. (FPII). FPII owns approximately 67.1% interest in MNTC. MNTC was granted a concession in June 1998 to finance, design, construct, operate and maintain the toll roads, toll facilities and other facilities generating toll-related and non-toll-related income in respect of the NLEX in the Philippines.

In July 2008, PT Salim Ivomas Pratama (SIMP), a subsidiary company of Indofood, completed its subscription of a 60.0% of interest in PT Lajuperdana Indah (LPI) for a total consideration of Rupiah 375 billion (US$41.0 million). LPI engages in sugar cane plantation operations in Indonesia and owns approximately 21,500 hectares of plantation land.

In December 2008, Indofood acquired a 100% interest in Drayton Pte Ltd (Drayton) and a shareholder's loan of US$100.5 million to Drayton from Drayton's original shareholder, for a total consideration of US$350.0 million. Drayton owns a 68.6% interest in Indolakto. Drayton is an investment holding company. Indolakto engages in the production of processed milk and milk-related products in Indonesia.

The goodwill is mainly attributable to the premiums for the acquisition of control in the above acquired companies and the synergies expected to arise from the acquisition of them.

Since the date of acquisitions, the above acquired companies recorded a profit for the year of US$16.5 million, which is included in the profit and loss of the Group. If all of the above acquisitions had taken place on 1 January 2008, the turnover of the Group for the year ended 31 December 2008 would have been US$4,326.3 million. It is not practicable to disclose the profit for the year of the Group, as if the acquisitions had taken place at the beginning of the year, as the information of fair value of plantations of the acquired companies at the beginning of the year is not available to management. The subsidiary companies acquired during the year had net cash inflows from operating and financing activities of US$50.2 million and US$120.3 million, respectively, and had a net cash outflow of US$90.2 million in respect of investing activities during the year.

(B) Investments in Associated Companies

The cash outflow mainly relates to the Group's investment in a 20.1% interest in Philex in November 2008 of US$129.1 million and MPIC's investment in a 34.0% interest in Davao Doctors Hospital in June 2008 of US$11.4 million.

(C) Pledged Deposits

At 31 December 2008, the Group had US$12.0 million (2007: Nil) pledged bank deposits to secure a performance bond requirement of Maynilad in respect of payment of concession fees.

(D) Major Non-cash Transaction

During the year, the Group settled US$3.9 million of the Head Office's Exchangeable Notes through the transfer of 0.1% of PLDT's shares and Metro Pacific Corporation, a 96.6% owned subsidiary company of MPIC, settled Pesos 289 million (US$6.8 million) of borrowings through the transfer of certain property assets to its creditors.

35. COMMITMENTS AND CONTINGENT LIABILITIES

(A) Capital Expenditure

US$ millions	Consolidated 2008	2007
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	548.2	185.6
Contracted, but not provided for	6.3	41.9
Total	554.5	227.5

The Group's capital expenditure commitments principally relate to Indofood's purchase of property, plant and equipment, investments in plantations, and Maynilad's and MNTC's construction of water and toll road infrastructure.

At 31 December 2008, the Company has no commitments in respect of capital expenditure (2007: Nil).

(B) Leasing Commitments

At 31 December 2008, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows.

US$ millions	Consolidated 2008	2007
Land and Buildings		
– Within one year	2.8	1.9
– Between two and five years, inclusive	1.6	1.9
– After five years	1.8	3.2
Subtotal	6.2	7.0
Plant and Equipment		
– Within one year	0.1	0.3
– Between two and five years, inclusive	0.1	0.3
– After five years	0.1	0.8
Subtotal	0.3	1.4
Total	6.5	8.4

At 31 December 2008, the Company did not have any leasing commitments (2007: Nil).

(C) Contingent Liabilities

At 31 December 2008, except for US$53.7 million (2007: US$73.4 million) guarantees given by Indofood to loan facilities obtained by certain plantation farmers in relation to arrangements for those farmers' production and sale of fresh fruit bunches to Indofood, neither the Group nor the Company had any significant contingent liabilities (2007: Nil).

36. EMPLOYEES' BENEFITS

(A) Remuneration

US$ millions	Consolidated 2008	2007
Basic salaries	209.6	179.7
Bonuses	44.3	28.5
Benefits in kind	29.5	41.4
Pension contributions	35.1	14.1
Retirement and severance allowances	10.8	8.3
Equity-settled share option expense	18.0	8.7
Total *(Note 6)*	347.3	280.7
Average Number of Employees	65,015	51,722

The above includes the remuneration of the Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 37(A) to the Financial Statements.

(B) Retirement Benefits

The Group operates both defined contribution and defined benefit schemes. In addition, the Group has made provisions for estimated liabilities for employee benefits for meeting the minimum benefits required to be paid to the qualified employees as required under Indonesian's labour law.

(a) Defined contribution schemes

The Group operates five (2007: five) defined contribution schemes covering approximately 17,884 (2007: 19,351) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes, either by the Group or by the employees, are determined by reference to the employees' salaries and length of service and range from 0% to 10% (2007: 0% to 10%). Under the terms of the schemes, the Group cannot be requested to make additional payments over and above these levels of contributions. In three (2007: three) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2008, no amount (2007: Nil) was used for this purpose. At 31 December 2008, the forfeited contributions had been fully utilized.

(b) Defined benefit schemes and estimated liabilities for employee benefits

The Group operates five (2007: three) defined benefit schemes covering approximately 2,615 (2007: 753) employees. The assets of four (2007: two) of these schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and the schemes have undergone independent valuations. These actuarial valuations, performed by the actuaries of PT Sentra Jasa Aktuaria (a member of the Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia), Actuarial Advisers, Inc. and Institutional Synergy, Inc, FASP (members of Actuary Society of the Philippines), were based on the projected unit credit method. The plan assets do not include any financial instruments of the Group or property occupied by, or other assets used by, the Group. At 31 December 2008, the Group's level of funding in respect of its defined benefit schemes was 59.5% (2007: 57.3%).

The Group has made provisions for estimated liabilities for employee benefits covering approximately 45,953 (2007: 42,291) employees. The amounts of such provisions were determined by reference to employees' final salaries and length of service and based on actuarial computations prepared by the actuaries of PT Sentra Jasa Aktuaria and PT Jasa Aktuaria Praptasentosa Gunajasa (members of the Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia) using the projected unit credit method.

(I) The amount of liability under defined benefit schemes and estimated liabilities for employee benefits included in the balance sheet is as follows:

US$ millions	**Defined benefit schemes**	**Estimated liabilities for employee benefits**	**Consolidated 2008**	**Consolidated 2007**
Present value of defined benefit obligations	(18.5)	(125.8)	(144.3)	(154.9)
Fair value of plan assets	11.0	–	11.0	6.3
Liability in the Balance Sheet	(7.5)	(125.8)	(133.3)	(148.6)

(II) The changes in the present value of the defined benefit obligations during the year are as follows:

US$ millions	**Defined benefit schemes**	**Estimated liabilities for employee benefits**	**Consolidated 2008**	**Consolidated 2007**
At 1 January	(11.0)	(143.9)	(154.9)	(67.2)
Exchange translation	2.1	20.4	22.5	3.1
Current service cost	(1.8)	(10.5)	(12.3)	(8.1)
Interest cost on obligation	(1.0)	(17.8)	(18.8)	(8.8)
Actuarial gains/(losses)	4.2	22.0	26.2	(41.3)
Acquisition of subsidiary companies	(12.8)	(5.3)	(18.1)	(37.2)
Benefit paid	1.8	9.3	11.1	4.6
At 31 December	(18.5)	(125.8)	(144.3)	(154.9)

(III) The changes in the fair value of plan assets under defined benefit schemes during the year are as follows:

US$ millions	**Consolidated** **2008**	**2007**
At 1 January	6.3	6.8
Exchange translation	(1.4)	(0.2)
Expected return	0.5	0.9
Actuarial losses	(0.6)	–
Assets distributed on settlements	(0.8)	–
Contributions by employer	1.8	0.1
Acquisition of subsidiary companies	7.0	–
Benefit paid	(1.8)	(1.3)
At 31 December	11.0	6.3

The overall expected rate of return on assets is determined based on the market prices prevailing on that date applicable to the period over which the obligation is to be settled.

(IV) The major categories of plan assets as a percentage of the fair value of the total plan assets under defined benefit schemes are as follows:

	Consolidated **2008**	**2007**
Philippines equities	52%	1%
Indonesian equities	48%	99%

(V) Amounts for the current and previous four years for defined benefit schemes are as follows:

US$ millions	**2008**	**2007**	**Consolidated** **2006**	**2005**	**2004**
Defined benefit obligations	(18.5)	(11.0)	(10.5)	(11.0)	(9.0)
Plan assets	11.0	6.3	6.8	6.2	6.4
Deficit	(7.5)	(4.7)	(3.7)	(4.8)	(2.6)
Experience adjustments on plan liabilities	(4.1)	(0.7)	(0.1)	(2.3)	(1.0)
Experience adjustments on plan assets	(0.6)	–	–	–	–

(VI) The amount recognized in the profit and loss statement is analyzed as follows:

US$ millions	Defined benefit schemes	Estimated liabilities for employee benefits	Consolidated 2008	2007
Current service cost	1.8	10.5	12.3	8.1
Interest cost on obligation	1.0	17.8	18.8	8.8
Expected return on plan assets	(0.5)	–	(0.5)	(0.9)
Net actuarial (gains)/losses recognized in the year	(3.6)	(22.0)	(25.6)	41.3
Total[(i)]	(1.3)	6.3	5.0	57.3
Actual Return on Plan Assets			7%	13%

(i) Included in cost of sales, distribution costs, administrative expenses and other operating expenses, net

(VII) Principal actuarial assumptions (weighted average) at 31 December are as follows:

	Consolidated 2008	2007
Discount rate	11%	9%
Expected return on plan assets	8%	8%
Future salary increases	9%	9%
Future pension increases	9%	9%
Average remaining working lives of employees (years)	17.8	18.9

(VIII) The Group expects to contribute US$2.0 million (2007: US$1.8 million) to its defined benefit pension plans in the next year.

(C) Loans to Officers

During 2008 and 2007, there were no loans made by the Group to officers which require disclosure pursuant to Section 161B of the Hong Kong Companies Ordinance.

37. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

(A) Directors' Remuneration

The table below shows the remuneration of Directors on an individual basis.

Directors' Remuneration – 2008

	Non-performance based			Performance	Equity-settled			
		Other	Pension	based	share option			2008
US$'000	Salaries	benefits	contributions	payments(i)	expense	Fees(ii)	Emoluments(iii)	Total
Chairman								
Anthoni Salim	1,152	–	–	–	–	30	–	1,182
Executive Directors								
Manuel V. Pangilinan *Managing Director and Chief Executive Officer*	2,080	460	142	1,559	4,028	–	–	8,269
Edward A. Tortorici	1,242	135	1,595	120	2,499	–	–	5,591
Robert C. Nicholson	892	23	2	446	2,117	–	–	3,480
Non-executive Directors								
Ambassador Albert F. del Rosario	–	–	–	–	720	160	–	880
Sutanto Djuhar	–	–	–	–	–	–	–	–
Tedy Djuhar	–	–	–	–	–	40	–	40
Ibrahim Risjad	–	–	–	–	–	–	–	–
Benny S. Santoso	–	–	–	–	720	89	–	809
Napoleon L. Nazareno	244	119	19	146	–	91	–	619
Independent Non-executive Directors								
Graham L. Pickles	–	–	–	–	720	115	–	835
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	–	–	–	–	720	90	–	810
Sir David W.C. Tang, *KBE*	–	–	–	–	720	45	77	842
Total	5,610	737	1,758	2,271	12,244	660	77	23,357

Directors' Remuneration – 2007

US$'000	Non-performance based Salaries	Other benefits	Pension contributions	Performance based payments[i]	Equity-settled share option expense	Fees[ii]	Emoluments[iii]	2007 Total
Chairman								
Anthoni Salim	464	–	–	–	–	–	–	464
Executive Directors								
Manuel V. Pangilinan *Managing Director and Chief Executive Officer*	1,610	419	96	2,018	1,854	–	–	5,997
Edward A. Tortorici	1,035	149	1,073	–	1,284	–	–	3,541
Robert C. Nicholson	947	21	2	756	1,062	–	–	2,788
Non-executive Directors								
Ambassador Albert F. del Rosario	–	–	–	–	342	125	–	467
Sutanto Djuhar	–	–	–	–	–	–	–	–
Tedy Djuhar	–	–	–	–	–	–	–	–
Ibrahim Risjad	–	–	–	–	–	–	–	–
Benny S. Santoso	–	–	–	–	342	31	–	373
Independent Non-executive Directors								
Graham L. Pickles	–	–	–	–	342	115	–	457
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	–	–	–	–	342	120	–	462
Sir David W.C. Tang, *KBE*	–	–	–	–	342	75	77	494
Total	4,056	589	1,171	2,774	5,910	466	77	15,043

(i) Performance based payments comprise performance bonuses and long-term monetary incentive awards

(ii) For meetings attended

(iii) For consultancy services provided to the Company

Included within the total Directors' remuneration is an amount of US$1.3 million (2007: US$1.2 million) paid by PLDT, an associated company, in respect of the services of the Managing Director and Chief Executive Officer.

(B) Senior Executives' Remuneration

As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed those of the Company's Directors. Two (2007: Two) senior executives were among the Group's five highest earning employees. The remaining three (2007: three) of the five highest earning employees, are the Company's Directors.

US$ millions	**2008**	**2007**
Non-performance based		
– Salaries and benefits	0.8	0.7
Performance based		
– Bonuses and long-term monetary incentive awards	0.2	0.3
Equity-settled share option expense	2.1	1.1
Total	3.1	2.1

The table below shows the remuneration of the two (2007: two) senior executives who were among the Group's five highest earning employees in 2008.

Remuneration bands	2008 *Number*	2007 *Number*
US$893,001 – US$957,000	–	1
US$1,149,001 – US$1,213,000	–	1
US$1,469,001 – US$1,533,000	1	–
US$1,597,001 – US$1,661,000	1	–
Total	2	2

(C) Key Management Personnel Compensation

US$ millions	**Consolidated** **2008**	**2007**
Non-performance based		
– Salaries and benefits	22.5	15.8
– Pension contributions	1.9	2.0
Performance based		
– Bonuses and long-term monetary incentive awards	9.1	7.4
Equity-settled share option expense	18.0	8.7
Fees	0.6	0.5
Total	52.1	34.4

(D) Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 31 December 2008 are set out below.

(a) Particulars of the Company's Share Option Scheme

	Share options held at 1 January 2008	Share options exercised during the year	Share option held at 31 December 2008	Share options exercise price *(HK$)*	Market price at the date of grant *(HK$)*	Market price during the period of exercise *(HK$)*	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors										
Manuel V. Pangilinan	31,800,000	–	31,800,000	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
	30,200,000	–	30,200,000	5.33	5.33	–	5 September 2007	September 2012	September 2008	September 2017
Edward A. Tortorici	10,620,000	(7,060,000)	3,560,000	1.76	1.76	5.72	1 June 2004	December 2008	June 2005	May 2014
	18,200,000	–	18,200,000	5.33	5.33	–	5 September 2007	September 2012	September 2008	September 2017
Robert C. Nicholson	14,000,000	–	14,000,000	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
	15,500,000	–	15,500,000	5.33	5.33	–	5 September 2007	September 2012	September 2008	September 2017
Non-Executive Directors										
Ambassador Albert F. del Rosario	2,840,000	–	2,840,000	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	–	3,160,000	5.33	5.33	–	5 September 2007	September 2008	September 2008	September 2017
Benny S. Santoso	2,840,000	–	2,840,000	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	–	3,160,000	5.33	5.33	–	5 September 2007	September 2008	September 2008	September 2017
Independent Non-Executive Directors										
Graham L. Pickles	3,160,000	–	3,160,000	5.33	5.33	–	5 September 2007	September 2008	September 2008	September 2017
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	1,340,000	–	1,340,000	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	–	3,160,000	5.33	5.33	–	5 September 2007	September 2008	September 2008	September 2017
Sir David W. C. Tang, *KBE*	3,160,000	–	3,160,000	5.33	5.33	–	5 September 2007	September 2008	September 2008	September 2017
Senior Executives	29,032,000	–	29,032,000	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
	4,500,000	–	4,500,000	3.275	3.25	–	7 June 2006	December 2010	June 2007	June 2016
	42,220,000	–	42,220,000	5.33	5.33	–	5 September 2007	September 2012	September 2008	September 2017
Total	218,892,000	(7,060,000)	211,832,000							

	Share options held at 1 January 2007	Share options granted during the year	Share options exercised during the year	Share options held at 31 December 2007	Share option exercise price (HK$)	Market price at date of grant (HK$)	Market price during the period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors											
Manuel V. Pangilinan	31,800,000	-	-	31,800,000	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
	-	30,200,000	-	30,200,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Edward A. Tortorici	17,680,000	-	(7,060,000)	10,620,000	1.76	1.76	5.72	1 June 2004	December 2008	June 2005	May 2014
	-	18,200,000	-	18,200,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Robert C. Nicholson	24,500,000	-	(10,500,000)	14,000,000	1.76	1.76	5.80-6.00	1 June 2004	December 2008	June 2005	May 2014
	-	15,500,000	-	15,500,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Non-Executive Directors											
Ambassador Albert	2,840,000	-	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
F. del Rosario	-	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Benny S. Santoso	2,840,000	-	-	2,840,000	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
	-	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Independent Non-Executive Directors											
Graham L. Pickles	1,000,000	-	(1,000,000)	-	1.76	1.76	5.18-5.39	1 June 2004	June 2005	June 2005	May 2014
	-	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Prof. Edward K.Y. Chen	2,840,000	-	(1,500,000)	1,340,000	1.76	1.76	5.60-5.96	1 June 2004	June 2005	June 2005	May 2014
GBS, CBE, JP	-	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Sir David W. C. Tang, *KBE*	-	3,160,000	-	3,160,000	5.33	5.33	-	5 September 2007	September 2008	September 2008	September 2017
Senior Executives	32,286,000	-	(3,254,000)	29,032,000	1.76	1.76	4.42-6.05	1 June 2004	December 2008	June 2005	May 2014
	4,500,000	-	-	4,500,000	3.275	3.25	-	7 June 2006	December 2010	June 2007	June 2016
	-	42,220,000	-	42,220,000	5.33	5.33	-	5 September 2007	September 2012	September 2008	September 2017
Total	120,286,000	121,920,000	(23,314,000)	218,892,000							

At the AGM held on 24 May 2004, the Company's shareholders approved a share option scheme (Scheme) under which the Directors may, at their discretion, at any time during the period of the Scheme, grant Directors and executives of the Company's share options as part of the Company's long-term incentive program. The Scheme, which complies with the provisions set out in Chapter 17 of the Listing Rules, became effective on 24 May 2004. The Scheme will be valid for 10 years and will expire on 23 May 2014.

The maximum number of shares on which options may be granted may not exceed 10% of the Company's issued share capital, excluding any shares issued on the exercise of options at any time. The maximum number of shares in respect of which options may be granted under the Scheme to any one participant in any 12-month period is limited to 1% of the aggregate number of shares of the Company in issue at the time of the proposed grant of options to such participant.

The exercise price in relation to each share option offer shall be determined by the Directors at their absolute discretion, but in any event shall not be less than the highest of (i) the closing price of the Company's shares as stated in the daily quotation sheet of the SEHK on the date of grant; (ii) the average closing price of the Company's shares as stated in the daily quotation sheets of the SEHK for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a Company's share on the date of grant. The terms of the Scheme provide that subject to any other restrictions on vesting imposed by the Directors, share options may be exercised under the Scheme at any time from the date of acceptance until the date of expiry. All options presently outstanding under the Scheme are subject to certain restrictions on exercise including a prohibition on exercise at any time during the period commencing one year after the date on which any option is accepted. Options which lapse or are cancelled prior to their expiry date are deleted from the register of options.

On 1 June 2004, 134,586,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$0.849 or an aggregate value of US$14.6 million for all options granted. The assumptions used were as follows:

Share price at the date of grant	HK$1.76
Exercise price	HK$1.76
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	55%
Option life	10 years
Expected dividend yield	1% per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.06% per annum

Taking into account the expected turnover rate of the Directors and senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 6.61 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 75% higher than the exercise price.

On 1 June 2006, 4,500,000 share options under the Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$1.554 or an aggregate value of US$0.9 million for all options granted. The assumptions used were as follows:

Share price at the date of grant	HK$3.25
Exercise price	HK$3.275
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	50%
Option life	10 years
Expected dividend yield	1% per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.71% per annum

Taking into account the expected turnover rate of the senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 6.79 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 100% higher than the exercise price.

On 5 September 2007, 121,920,000 share options under the Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$2.596 or an aggregate value of US$40.6 million for all options granted. The assumptions used were as follows:

Share price at the date of grant	HK$5.33
Exercise price	HK$5.33
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	45%
Option life	10 years
Expected dividend yield	1% per annum
Average risk-free interest rate (based on the Hong Kong Exchange Fund Notes)	4.40% per annum

Taking into account the expected turnover rate of the Directors and senior executives and the early exercise behavior, the average expected life of the options granted was estimated to be 7.60 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 150% higher than the exercise price.

The binomial model, applied for determining the estimated values of the share options granted under the Scheme, was developed for use in estimating the fair value of the traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the Company's share options have characteristics significantly different from those of the traded options, changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of the share options granted are set out in Note 2(D)(r)(III) to the Financial Statements.

(b) Particulars of MPIC's Share Option Scheme

On 14 June 2007, the shareholders of MPIC approved a share option scheme under which MPIC's directors may, at their discretion, invite executives of MPIC upon the regularization of employment of eligible executives, to take up share options of MPIC to obtain an ownership interest in MPIC and for the purpose of long-term employment motivation. The scheme became effective on 14 June 2007 and is valid for 10 years.

The maximum number of shares on which options may be granted under the scheme may not exceed 10% of the issued share capital of MPIC as at the date on which the MPIC's share option scheme is adopted. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any 12-month period shall not exceed 1% of the shares in issue at the relevant time.

The exercise price in relation to each option granted under the scheme shall be determined by MPIC's directors at their absolute discretion, but in any event shall not be less than (i) the closing price of MPIC's shares for one or more board lots of such MPIC's shares on the Philippine Stock Exchange (PSE) on the option grant date; (ii) the average closing price of MPIC's share for one or more board lots of such MPIC's shares on the PSE for the five business days on which dealings in the MPIC's shares are made immediately preceding the option grant date; or (iii) the par value of the MPIC's shares, whichever is higher.

At a special shareholders' meetings of MPIC held on 20 February 2009, MPIC's shareholders approved the amendments to MPIC's share options scheme which include (i) a refreshment of the number of MPIC options that may be granted to take into account of the increase in the capital stock of MPIC or other changes to its capital structure which has either been approved by the shareholders, implemented, in process, or which may potentially be approved or implemented in the future and (ii) the inclusion in MPIC's share option plan of a requirement for MPIC to comply with relevant corporate requirements and regulations applicable to MPIC's parent company.

Up to 25 March 2009, no share options have been granted under the scheme.

38. RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the year are disclosed as follows:

(A) In January 2007, the Company (i) advanced US$76.0 million to DMWC and (ii) subscribed for US$20.0 million convertible notes issued by DMWC for the purpose of funding DMWC's acquisition of Maynilad. The convertible notes issued by DMWC have a maturity period of three years and can be converted into DMWC's common shares at their par value of Peso 1 per DMWC's common share during the terms of the notes. In May 2008, DMWC repaid the US$76.0 million advance, together with interest.

(B) On 28 July 2008, SIMP, a subsidiary company of Indofood, completed its subscription of a 60.0% interest in LPI, a company originally owned by the Chairman of the Company, for a total consideration of Rupiah 375 billion (US$41.0 million). Details of the subscription are set out in Note 34(A) to the Financial Statements.

(C) ALBV has a technical assistance agreement with Smart for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunication services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement expired on 23 February 2008 and was renewed for a period of four years to 23 February 2012. The agreement provides for payments of technical service fees equivalent to 1% (2007: 1%) of the consolidated net revenue of Smart.

The fee under the above arrangement amounted to Pesos 630 million (US$14.1 million) for the year ended 31 December 2008 (2007: Pesos 656 million or US$13.7 million). At 31 December 2008, the outstanding prepaid technical service fee amounted to Pesos 8 million (US$0.2 million) (2007: Pesos 87 million or US$1.7 million).

(D) In November 2008, SIMP entered into two agreements with Lyminton Pte. Ltd and PT Mulia Abadi Lestari to acquire the remaining minority shareholding of approximately 30% of PT Sarana Inti Pramata and PT Mitra Inti Sejati Plantation for the consideration of US$16.4 million and Rupiah 28.5 billion (approximately US$2.3 million), respectively. These transactions also constitute connected transactions as defined in Chapter 14A of the Listing Rules.

(E) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated companies, joint ventures and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of transactions	**Consolidated**	
For the year ended 31 December	**2008**	**2007**
US$ millions		
Profit and Loss Items		
Sales of finished goods		
– to associated companies and joint ventures	24.5	28.1
– to affiliated companies	60.8	48.6
Purchases of raw materials		
– from associated companies and joint ventures	41.5	43.2
– from affiliated companies	14.0	8.8
Management and technical services fee income and royalty income		
– from associated companies and joint ventures	0.9	0.9
– from affiliated companies	7.5	4.6
Insurance expenses		
– to affiliated companies	2.8	2.7
Rental expenses		
– to affiliated companies	1.2	1.3
Transportation and pump services expenses		
– to affiliated companies	0.4	0.3

Approximately 2% (2007: 3%) of Indofood's sales and 2% (2007: 3%) of its purchases were transacted with these related companies.

Nature of balance	**Consolidated**	
At 31 December	**2008**	**2007**
US$ million		
Balance Sheet Items		
Accounts receivable – trade		
– from associated companies and joint ventures	2.6	3.4
– from affiliated companies	13.3	8.7
Accounts receivable – non-trade		
– from associated companies and joint ventures	0.4	0.2
– from affiliated companies	8.3	8.8
Accounts payable – trade		
– to associated companies and joint ventures	3.6	6.3
– to affiliated companies	2.3	1.2
Accounts payable – non-trade		
– to affiliated companies	19.2	5.9
Other payables – non-trade		
– to affiliated companies	–	5.8

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

(F) Maynilad has entered into various construction contracts with DMCI group for the amounts totaling US$21.9 million for the latter's construction of water infrastructure for Maynilad. These related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

39. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amount of each of the categories of financial instruments as at the balance sheet date are as follows:

	Consolidated						
	2008			2007			
US$ millions	Loans sale and receivables	Available-for-sale financial assets	Total	Financial assets at fair value through profit or loss	Loans and receivables	Available-for-financial assets	Total
Loans to associated companies and a joint venture	–	–	–	–	102.2	–	102.2
Accounts and other receivables (Non-current)	3.0	–	3.0	–	37.0	–	37.0
Available-for-sale assets (Non-current)	–	1.7	1.7	–	–	6.0	6.0
Financial assets at fair value through profit or loss	–	–	–	79.8	–	–	79.8
Other non-current assets	60.6	–	60.6	–	36.8	–	36.8
Cash and cash equivalents	625.9	–	625.9	–	600.8	–	600.8
Pledged deposits	12.0	–	12.0	–	–	–	–
Available-for-sale assets (Current)	–	56.9	56.9	–	–	24.1	24.1
Accounts and other receivables (Current)	375.7	–	375.7	–	327.1	–	327.1
Total	1,077.2	58.6	1,135.8	79.8	1,103.9	30.1	1,213.8

	Consolidated			
	2008	2007		
US$ millions	Financial liabilities at amortized cost	Financial liabilities at amortized cost	Financial liabilities at fair value	Total
Accounts payable, other payables and accruals	667.4	485.6	–	485.6
Short-term borrowings	1,207.0	1,000.1	–	1,000.1
Current portion of deferred liabilities and provisions	18.9	–	–	–
Long-term borrowings	1,951.7	1,044.5	–	1,044.5
Deferred liabilities and provisions	140.3	–	–	–
Derivative liability	–	–	6.3	6.3
Total	3,985.3	2,530.2	6.3	2,536.5

US$ millions	Company 2008 Loans and receivables	Company 2007 Loans and receivables
Loans to a joint venture	–	104.3
Cash and cash equivalents	45.9	106.3
Amounts due from subsidiary companies	1,889.5	1,781.8
Other receivables (Current)	0.1	0.2
Total	1,935.5	1,992.6

US$ millions	Company 2008 Financial liabilities at amortized cost	Company 2007 Financial liabilities at amortized cost
Amounts due to subsidiary companies	832.6	814.5
Other payables and accruals	0.6	0.6
Loans from subsidiary companies	540.2	540.9
Total	1,373.4	1,356.0

40. CAPITAL AND FINANCIAL RISK MANAGEMENT

(A) Capital Management

The primary objectives of the Group's capital management is to safeguard the Group's ability to continue as a going concern and ensure that it maintains an optimal capital structure for supporting the stability and growth of its business and maximizing shareholder value.

The Group manages its capital structure, and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years ended 31 December 2008 and 31 December 2007.

The Group monitors capital using a gearing ratio, which is net debt divided by total equity. The Group's policy is to keep the gearing ratio at an optimal level which supports its business. The Group includes within net debt, short-term borrowings and long-term borrowings, less cash and cash equivalents and pledged deposits. The total equity includes equity attributable to equity holders of the parent and minority interest.

US$ millions	Consolidated 2008	2007 (Restated)
Short-term borrowings	1,207.0	1,000.1
Long-term borrowings	1,951.7	1,044.5
Less cash and cash equivalents	(625.9)	(600.8)
Less pledged deposits	(12.0)	–
Net debt	2,520.8	1,443.8
Equity attributable to equity holders of the parent	1,130.1	1,131.3
Minority interest	1,245.1	991.7
Total equity	2,375.2	2,123.0
Gearing ratio (times)	1.06	0.68

(B) Financial Risk Management

The Group's principal financial instruments include the various financial assets (which comprise accounts receivables, other receivables and prepayments, available-for-sale assets, cash and cash equivalents, pledged deposits and financial assets at fair value through profit or loss) and financial liabilities (which comprise accounts payable, other payables and accruals, short-term borrowings, long-term borrowings, deferred liabilities and provisions and derivative liability). The main purpose of the cash and cash equivalents, and short-term and long-term borrowings is to finance the Group's operations. The other financial assets and liabilities, such as accounts receivable and accounts payable, mainly arise directly from its operations.

The Group also enters into derivative transactions, including principally foreign exchange contracts and interest rate swap. The purpose is to manage the currency and interest rate risks arising from the Group's sources of finance and its operations.

It is, and has been, throughout the year, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are market risk (including currency risk and price risk), credit risk, liquidity risk and fair value and cash flow interest rate risk. The Company's Board of Directors reviews and agrees policies for managing each of these risks and they are summarized below. The Group's accounting policies in relation to derivatives are set out in Note 2(D)(u) to the Financial Statements.

(a) Market Risk

(I) Currency Risk

To manage the Group's foreign exchange risk arising from future commercial transactions, recognized assets and liabilities, and improve investment and cash flow planning, in addition to natural hedges, the Group enters into and engages in foreign exchange contracts for the purpose of managing its foreign exchange rate exposures emanating from business, transaction specific, as well as currency translation risks and reducing and/or managing the adverse impact of changes in foreign exchange rates on the Group's operating results and cash flows. However, some of the aforementioned derivative instruments of the Group do not qualify as effective hedges and therefore are not designated as cash flow hedges for accounting purposes in accordance with the provisions of HKAS 39.

The following table demonstrates the sensitivity arising from the Group's financial assets and liabilities at the balance sheet date to a reasonably possible change in the exchange rates of Rupiah and Peso, with all other variables held constant, of the Group's profit attributable to equity holders of the parent and retained earnings (due mainly to foreign exchange gains/losses on translation of the U.S. dollar denominated financial assets and liabilities). There is no significant impact on the other components of the Group's equity.

US$ millions	2008 Depreciation against the U.S. dollar (%)	2008 Effect on profit attributable to equity holders of the parent and retained earnings	2007 Depreciation against the U.S. dollar (%)	2007 Effect on profit attributable to equity holders of the parent and retained earnings
Rupiah	(5.4)	(11.4)	(0.9)	(0.3)
Peso	(4.0)	(2.4)	(3.0)	-

(II) Price Risk

The Group's price risk principally relates to the changes in the market value of its equity investments.

(b) Credit Risk

For the consumer food products business, the Group has credit risk arising from the credit given to the customers, but it has policies in place to ensure that wholesales of products are made to creditworthy customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any particular customer, such as requiring sub-distributors to provide bank guarantees. For the water business, the Group allows 60 days of credit to its customers. For the toll road business, the Group collects its toll fees through TMC by cash, prepaid and reloadable electronic toll collection devices and through credit card payments. In addition, receivable balances are monitored on an ongoing basis to reduce the Group's exposure to bad debts.

With respect to credit risk arising from the Group's other financial assets, which include cash and cash equivalents and certain investments in debt securities classified as available-for-sale assets, the Group's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments and the unrealized losses on available-for-sale assets charged directly to the Group's equity.

The Group has no significant concentrations of credit risk.

(c) Liquidity Risk

The Group manages its liquidity profile to be able to finance its capital expenditure and service its maturing debts by maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

The Group regularly evaluates its projected and actual cash flow information and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, and debt capital and equity capital issues.

The maturity profile of the Group's financial liabilities at 31 December 2008 based on contractual undiscounted payments, including future interest payments, is as follows.

	Accounts payable, other payables and accruals		Borrowings		Deferred liabilities and provisions		Derivative liability		Consolidated	
US$ millions	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Not exceeding one year	667.4	485.6	1,509.4	1,195.6	30.0	-	-	-	2,206.8	1,681.2
More than one year but not exceeding two years	-	-	298.9	270.2	24.5	-	-	-	323.4	270.2
More than two years but not exceeding five years	-	-	1,851.5	1,086.8	58.0	-	-	6.3	1,909.5	1,093.1
More than five years	-	-	692.2	56.9	77.1	-	-	-	769.3	56.9
Total	667.4	485.6	4,352.0	2,609.5	189.6	-	-	6.3	5,209.0	3,101.4

(d) *Fair Value and Cash Flow Interest Rate Risks*

The Group's interest rate risk arises from interest-bearing borrowings, cash and cash equivalents and pledged deposits. Borrowings and cash and cash equivalents with variable interest rate terms expose the Group to cash flow interest rate risk. Borrowings and cash and cash equivalents with fixed interest rate terms expose the Group to fair value interest rate risk. At 31 December 2008, 21.5% (2007: 24.1%) of the Group's borrowings were at fixed rates.

The following table demonstrates the sensitivity arising from the Group's financial assets and liabilities at the balance sheet date to a reasonably possible change in interest rates, with all other variables held constant, of the Group's profit attributable to equity holders of the parent and retained earnings (through the impact on variable rate borrowings and cash and cash equivalents). There is no significant impact on the other components of the Group's equity.

	2008		2007	
US$ millions	Increase/ (decrease) (Basis points)	Effect on profit attributable to equity holders of the parent and retained earnings	Increase/ (decrease) (Basis points)	Effect on profit attributable to equity holders of the parent and retained earnings
Interest rates for				
– U.S. dollar	50	(4.8)	(300)	16.6
– Rupiah	(300)	0.4	(50)	0.6
– Peso	(300)	5.1	100	(0.2)

41. COMPARATIVE AMOUNTS

As explained in Note 2(B) to the Financial Statements, due to the adoption of HK(IFRIC)-Int 12 during the year, the accounting treatment and presentation of certain items and balances have been revised to comply with such changes. During the year, the Group also changed its classification of the changes in fair value of plantations from cost of sales to other operating expenses/income to better reflect the non-operational nature of such an item. Accordingly, certain comparative amounts have been reclassified and restated to conform with the current year's presentation and accounting treatments. In addition, the comparative profit and loss statement has been re-presented as if the operation discontinued during the current year had been discontinued at the beginning of the comparative year (Note 8).

42. APPROVAL OF THE FINANCIAL STATEMENTS

The Financial Statements were approved and authorized for issue by the Board of Directors on 25 March 2009.

SUMMARY OF PRINCIPAL INVESTMENTS

Philippine Long Distance Telephone Company

PLDT (PSE: TEL; NYSE: PHI) is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company, Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company, ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	:	Telecommunications
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	187.5 million
Particulars of issued shares held	:	Common shares of Pesos 5 par value
Economic interest	:	26.4%

Further information on PLDT can be found at www.pldt.com

Metro Pacific Investments Corporation

MPIC (PSE: MPI) is a publicly-listed investment and management company based in the Philippines with holdings in infrastructure, utilities and healthcare enterprises.

Sector	:	Infrastructure, Utilities and Healthcare
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	7.0 billion
Particulars of issued shares held	:	Common shares of Peso 1 par value
Economic interest	:	97.3%

Further information on MPIC can be found at www.mpic.com.ph

PT Indofood Sukses Makmur Tbk

Indofood (IDX: INDF) is a "Total Food Solutions" company engaged in food manufacturing, processing, marketing and distribution. It is based in Jakarta and is listed on the Indonesia Stock Exchange. Through its four complementary strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (noodles, dairy, food seasonings, snack foods and nutrition and special foods), Bogasari (flour and pasta), Agribusiness (oil palm, rubber, sugar cane, cocoa and tea plantations, cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume, plantation companies by hectarage and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in Indonesia.

Sector	:	Consumer Food Products
Place of incorporation/business area	:	Indonesia
Issued number of shares	:	8.8 billion
Particulars of issued shares held	:	Shares of Rupiah 100 par value
Economic interest	:	50.1%

Further information on Indofood can be found at www.indofood.co.id

Philex Mining Corporation

Philex (PSE: PX) is a Philippine listed company engaged in exploration, development and utilization of mineral resources.

Sector	:	Natural Resources
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	3.9 billion
Particulars of issued shares held	:	Common shares of Peso 1 par value
Economic interest	:	20.1%

Further information on Philex can be found at www.philexmining.com.ph

3. UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP

The following are the unaudited condensed consolidated financial statements of the Group for the six months ended 30 June 2009 together with the accompanying notes as extracted from the interim report of the Company for the six months ended 30 June 2009.

Condensed Consolidated Income Statement

For the six months ended 30 June		(Unaudited)	
US$ millions	*Notes*	**2009**	**2008** (Restated)[(i)]
Turnover	2	1,809.1	2,044.8
Cost of sales		(1,279.8)	(1,503.6)
Gross Profit		529.3	541.2
Gain on divestments and dilutions		–	9.8
Distribution costs		(137.8)	(165.7)
Administrative expenses		(138.5)	(113.0)
Other operating income, net		96.9	81.2
Net borrowing costs	3	(110.7)	(60.6)
Share of profits less losses of associated companies and joint ventures		114.1	113.6
Profit Before Taxation	4	353.3	406.5
Taxation	5	(52.7)	(103.3)
Profit for the Period from Continuing Operations		300.6	303.2
Profit for the period from a discontinued operation	6	2.7	2.3
Profit for the Period		303.3	305.5
Attributable to:			
Owners of the parent	7	164.3	156.8
Minority interest		139.0	148.7
		303.3	305.5
Ordinary Share Dividend	8		
U.S. 0.51 cent (2008: U.S. 0.38 cent) per share		16.5	12.3
Earnings Per Share Attributable to Owners of the Parent (U.S. cents)	9		
Basic			
– For profit from continuing operations		5.01	4.81
– For profit from a discontinued operation		0.10	0.05
– For profit for the period		5.11	4.86
Diluted			
– For profit from continuing operations		4.95	4.62
– For profit from a discontinued operation		0.10	0.04
– For profit for the period		5.05	4.66

(i) Refer to Note 21

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June *US$ millions*	(Unaudited) 2009	2008
Profit for the Period	303.3	305.5
Other Comprehensive Income/(Loss)		
Exchange differences on translating foreign operations	89.6	(35.5)
Realized exchange reserve upon divestment and dilution of interest in an associated company	–	(0.3)
Unrealized gains/(losses) on available-for-sale assets	28.3	(5.6)
Realized gains on available-for-sale assets	–	(0.1)
Realized losses on cash flow hedges	0.7	–
Unrealized losses on cash flow hedges	(2.1)	(7.5)
Income tax related to cash flow hedges	0.1	–
Share of revaluation increment of an associated company's assets	5.0	–
Other comprehensive income/(loss) for the period, net of tax	121.6	(49.0)
Total Comprehensive Income for the Period	424.9	256.5
Attributable to:		
Owners of the parent	214.0	94.5
Minority interest	210.9	162.0
	424.9	256.5

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Condensed Consolidated Statement of Financial Position

US$ millions	*Notes*	**(Unaudited) At 30 June 2009**	**(Audited) At 31 December 2008**
Non-current Assets			
Property, plant and equipment	10	934.5	808.4
Plantations		889.4	744.5
Associated companies and joint ventures	11	1,184.8	1,202.3
Goodwill		718.5	675.6
Other intangible assets	12	1,546.7	1,538.5
Accounts receivable, other receivables and prepayments		4.3	3.0
Prepaid land premiums		160.7	153.2
Available-for-sale assets		91.5	1.7
Deferred tax assets		46.2	38.7
Other non-current assets		270.2	217.1
		5,846.8	5,383.0
Current Assets			
Cash and cash equivalents		616.5	625.9
Pledged deposits and restricted cash	13	30.8	12.0
Available-for-sale assets		55.7	56.9
Accounts receivable, other receivables and prepayments	14	408.3	435.5
Inventories		602.9	557.4
Assets held for sale		8.4	–
		1,722.6	1,687.7
Assets of a disposal group classified as held for sale	6	–	128.3
		1,722.6	1,816.0

US$ millions	*Notes*	**(Unaudited) At 30 June 2009**	**(Audited) At 31 December 2008**
Current Liabilities			
Accounts payable, other payables and accruals	15	631.5	667.4
Short-term borrowings		1,068.2	1,207.0
Provision for taxation		23.4	55.8
Current portion of deferred liabilities and provisions	16	81.6	39.4
		1,804.7	1,969.6
Liabilities directly associated with the assets classified as held for sale	6	–	106.1
		1,804.7	2,075.7
Net Current Liabilities		(82.1)	(259.7)
Total Assets Less Current Liabilities		5,764.7	5,123.3
Equity			
Issued share capital		32.2	32.1
Retained earnings		335.6	196.0
Other components of equity		959.2	902.0
Equity attributable to owners of the parent		1,327.0	1,130.1
Minority interest		1,410.1	1,245.1
Total Equity		2,737.1	2,375.2
Non-current Liabilities			
Long-term borrowings		2,256.5	1,951.7
Deferred liabilities and provisions	16	405.1	432.4
Deferred tax liabilities		366.0	364.0
		3,027.6	2,748.1
		5,764.7	5,123.3

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Cheif Executive Officer

4 September 2009

Condensed Consolidated Statement of Changes in Equity

US$ millions	Equity attributable to owners of the parent											
	Issued share capital	Share premium	Share options issued	Exchange reserve	Unrealized gains/ (losses) on available-for -sale assets	Unrealized gains/ (losses) on cash flow hedges	Income tax related to cash flow hedges	Capital and other reserves	Retained earnings	Total	Minority interest	(Unaudited) Total equity
Balance at 1 January 2008	32.2	971.7	17.6	44.1	10.3	11.0	(3.7)	(2.3)	55.6	1,136.5	992.6	2,129.1
Total comprehensive income for the period	–	–	–	(51.8)	(3.0)	(11.1)	3.6	–	156.8	94.5	162.0	256.5
Issue of shares upon												
the exercise of share options	0.1	2.4	(0.9)	–	–	–	–	–	–	1.6	–	1.6
Repurchase and cancellation of shares	(0.1)	–	–	–	–	–	–	0.1	(4.3)	(4.3)	–	(4.3)
Equity-settled share option arrangements	–	–	11.1	–	–	–	–	–	–	11.1	–	11.1
2007 special and final dividends paid	–	–	–	–	–	–	–	–	(32.9)	(32.9)	–	(32.9)
Dividends declared to minority shareholders	–	–	–	–	–	–	–	–	–	–	(19.2)	(19.2)
Balance at 30 June 2008	32.2	974.1	27.8	(7.7)	7.3	(0.1)	(0.1)	(2.2)	175.2	1,206.5	1,135.4	2,341.9
Balance at 1 January 2009	32.1	974.1	34.7	(116.0)	11.7	2.1	(0.2)	(4.4)	196.0	1,130.1	1,245.1	2,375.2
Total comprehensive income for the period	–	–	–	16.5	29.4	(1.3)	0.1	5.0	164.3	214.0	210.9	424.9
Issue of shares upon												
the exercise of share options	0.1	1.2	(0.4)	–	–	–	–	–	–	0.9	–	0.9
Equity-settled share option arrangements	–	–	6.8	–	–	–	–	–	–	6.8	–	6.8
2008 final dividend paid	–	–	–	–	–	–	–	–	(24.7)	(24.7)	–	(24.7)
Dividends declared and paid to												
minority shareholders	–	–	–	–	–	–	–	–	–	–	(32.9)	(32.9)
Acquisition of minority interest	–	–	–	–	–	–	–	–	–	–	(6.6)	(6.6)
Disposal of a disposal group												
classified as held for sale	–	–	–	–	–	–	–	(0.1)	–	(0.1)	(6.4)	(6.5)
Balance at 30 June 2009	32.2	975.3	41.1	(99.5)	41.1	0.8	(0.1)	0.5	335.6	1,327.0	1,410.1	2,737.1

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June		(Unaudited)	
US$ millions	*Notes*	**2009**	**2008** (Restated)[i]
Profit Before Taxation			
From continuing operations		353.3	406.5
From a discontinued operation		1.7	2.8
Adjustments for:			
Interest expenses	3	123.3	79.4
Amortization of other intangible assets	4	44.1	–
Depreciation	4	40.8	42.2
Equity-settled share option expense		5.7	11.1
Recognition of prepaid land premiums	4	2.8	3.2
Share of profits less losses of associated companies and joint ventures		(114.1)	(113.6)
Gain on changes in fair value of plantations	4	(53.8)	(69.8)
Foreign exchange and derivative (gains)/losses, net	4	(32.0)	1.1
Increase in other non-current assets		(30.5)	(14.1)
Interest income	3	(12.6)	(18.8)
Increase in accounts receivables, other receivables and prepayment (Non-current)		(1.1)	(0.1)
Gain on sale of property, plant and equipment	4	(0.3)	(0.5)
Gain on divestment and dilution of interest in an associated company	4	–	(9.8)
Others		7.2	5.5
		334.5	325.1
Increase in working capital[ii]		(141.1)	(153.7)
Net cash generated from operations		193.4	171.4
Interest received		9.0	17.2
Interest paid		(110.1)	(88.2)
Tax paid		(100.9)	(79.1)
Net Cash (Outflow)/Inflow from Operating Activities		(8.6)	21.3

For the six months ended 30 June *US$ millions*	*Notes*	(Unaudited) 2009	2008 (Restated)(i)
Dividend received from associated companies		127.3	140.1
Proceeds from sale of property, plant and equipment		1.4	3.9
Purchase of property, plant and equipment		(111.6)	(55.8)
Acquisition of available-for-sale assets		(59.3)	(36.1)
Investments in other intangible assets		(43.7)	–
Investments in plantations		(32.6)	(38.2)
Investments in associated companies		(15.5)	(11.8)
Increased investments in subsidiary companies		(8.1)	–
(Advances to)/repayment from associated companies, net		(0.1)	1.9
Proceeds from disposal of available-for-sale assets		–	7.2
Loans to a joint venture, net		–	(19.0)
Deposit for acquisition of a subsidiary company		–	(4.1)
Net Cash Outflow from Investing Activities		(142.2)	(11.9)
Net borrowings raised		187.4	200.6
Proceeds from the exercise of share options		0.9	1.6
Increase in time deposits with original maturity of more than three months		(61.3)	–
Dividends paid to shareholders		(24.7)	(32.9)
Increase in restricted cash		(18.8)	–
Dividends paid to minority shareholders by subsidiary companies		(14.2)	–
Share issue expenses of a subsidiary company		(0.3)	–
Repurchase of shares		–	(4.3)
Net Cash Inflow from Financing Activities		69.0	165.0
Net (Decrease)/Increase in Cash and Cash Equivalents		(81.8)	174.4
Cash and cash equivalents at 1 January		625.9	600.8
Exchange translation		11.1	4.7
Cash and Cash Equivalents at 30 June		555.2	779.9
Representing			
Cash and cash equivalents		616.5	779.9
Less time deposits with original maturity of more than three months		(61.3)	–
Cash and Cash Equivalents at 30 June		555.2	779.9

(i) Refer to Note 21

(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Notes to the Condensed Interim Financial Statements

1. BASIS OF PREPARATION AND IMPACT OF NEW AND REVISED HKFRSs

(A) Basis of Preparation

The Condensed Interim Financial Statements have been prepared in accordance with HKAS 34 "Interim Financial Reporting" issued by the HKICPA and the disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited (SEHK). The Condensed Interim Financial Statements have been prepared on a basis consistent with the accounting policies adopted in the Group's 2008 audited financial statements.

(B) Impact of New and Revised HKFRSs

Certain changes to Hong Kong GAAP have been implemented during 2009 as a consequence of the following new and revised Hong Kong Financial Reporting Standards (HKFRSs) (which include all HKFRSs, HKASs and Interpretations) issued by the HKICPA:

HKAS 1 (Revised)	"Presentation of Financial Statements"(i)
HKAS 23 (Revised)	"Borrowing Costs"(i)
HKAS 32 and HKAS 1 Amendments	"Puttable Financial Instruments and Obligations Arising on Liquidation"(i)
HKAS 39 Amendments	"Eligible Hedged Items"(ii)
HKFRS 1 and HKAS 27 Amendments	"Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate"(i)
HKFRS 2 Amendments	"Share-based Payment – Vesting Conditions and Cancellations"(i)
HKFRS 7 Amendments	"Financial Instruments: Disclosures"(i)
HKFRS 8	"Operating Segments"(i)
HK(IFRIC)-Int 9 and HKAS39 Amendments	"Reassessment of Embedded Derivatives"(iii)
HK(IFRIC)-Int 13	"Customer Loyalty Programmes"(iv)
HK(IFRIC)-Int 15	"Agreements for the Construction of Real Estate"(i)
HK(IFRIC)-Int 16	"Hedges of a Net Investment in a Foreign Operation"(v)
Annual Improvements to HKFRSs	"Improvements to HKFRSs"(vi)
	"Improvements to HKFRSs 2009"(vii)

(i) Effective for annual periods commencing on or after 1 January 2009
(ii) Effective for annual periods commencing on or after 1 July 2009
(iii) Effective for annual periods ending on or after 30 June 2009
(iv) Effective for annual periods commencing on or after 1 July 2008
(v) Effective for annual periods commencing on or after 1 October 2008
(vi) Generally effective for annual periods commencing on or after 1 January 2009, unless otherwise stated in the specific HKFRSs
(vii) Generally effective for annual periods commencing on or after 1 January 2010, unless otherwise stated in the specific HKFRSs

The adoption of the above pronouncements has had no effect on both the profit attributable to owners of the parent for the periods ended 30 June 2009 and 30 June 2008 and equity attributable to owners of the parent at 30 June 2009 and 31 December 2008, but only results in certain changes in the financial statements presentation and disclosures.

2. TURNOVER AND SEGMENTAL INFORMATION

For the six months ended 30 June *US$ millions*	**2009**	**2008** (Restated)
Turnover		
Sale of goods	1,624.3	2,003.8
Rendering of services	184.8	41.0
Total	1,809.1	2,044.8

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Group), whose operating results is regularly reviewed by the Group's chief operating decision maker who makes decisions about how resources are to be allocated to the segment and assesses its performance, and for which discrete financial information is available to him.

The Board of Directors considers the business from both product or service and geographical perspective. From a product or service perspective, the Group business interests are divided into four main segments, which are telecommunications, infrastructure, consumer food products and natural resources. Geographically, the Board of Directors considers the businesses of the Group are operating in the Philippines and Indonesia, respectively. Details of the Group's principal investments are provided on pages 150 to 151.

The Board of Directors assesses the performance of the operating segments based on a measure of recurring profit. This measurement basis measures the profit attributable to owners of the parent excluding the effects of foreign exchange and derivative gains/losses, gain/loss on changes in fair value of plantations and non-recurring items. Non-recurring items represent certain items, through occurrence or size, which are not considered as usual operating items.

The revenue, results, total assets, total liabilities and other information regarding the Group's reportable businesses for the six months ended 30 June 2009 and 2008 and at 30 June 2009 and 31 December 2008 are as follows.

By Principal Business Activity – 2009

For the six months ended/at 30 June *US$ millions*	The Philippines Telecom-munications	Infrastructure	Natural Resources	Indonesia Consumer Food Products	Head Office	2009 Total
Revenue						
Turnover	–	156.2	–	1,652.9	–	1,809.1
Results						
Recurring profit	102.9	14.6	2.1	31.8	(23.9)	127.5
Assets and Liabilities						
Associated companies and joint ventures	1,007.0	54.9	116.1	3.1	3.7	1,184.8
Other assets	–	1,765.2	–	4,450.1	169.3	6,384.6
Total assets	1,007.0	1,820.1	116.1	4,453.2	173.0	7,569.4
Borrowings	–	672.3	–	1,872.0	780.4	3,324.7
Other liabilities	–	534.8	–	876.7	96.1	1,507.6
Total liabilities	–	1,207.1	–	2,748.7	876.5	4,832.3
Other Information						
Depreciation and amortization	–	(37.3)	–	(47.4)	(0.2)	(84.9)
Interest income	–	5.4	–	6.4	0.8	12.6
Interest expenses	–	(38.9)	–	(72.0)	(12.4)	(123.3)
Share of profits less losses of associated companies and joint ventures	107.1	3.1	3.9	–	–	114.1
Taxation	–	23.2	–	(69.5)	(6.4)	(52.7)
Additions to non-current assets (other than financial instruments and deferred tax assets)	–	53.5	–	186.8	–	240.3

By Principal Business Activity – 2008

For the six months ended at 30 June/ at 31 December	The Philippines			Indonesia		
				Consumer		2008
US$ millions	Telecom-munications	Infrastructure	Natural Resources	Food Products	Head Office	(Restated) Total
Revenue						
Turnover	–	–	–	2,044.8	–	2,044.8
Results						
Recurring profit	106.9	1.1	–	50.6	(32.1)	126.5
Assets and Liabilities						
Associated companies and joint ventures	1,040.5	48.0	95.1	15.4	3.3	1,202.3
Other assets	–	1,940.6	–	4,039.9	16.2	5,996.7
Total assets	1,040.5	1,988.6	95.1	4,055.3	19.5	7,199.0
Borrowings	–	677.7	–	1,696.6	784.4	3,158.7
Other liabilities	–	745.0	–	862.7	57.4	1,665.1
Total liabilities	–	1,422.7	–	2,559.3	841.8	4,823.8
Other Information						
Depreciation and amortization	–	(0.5)	–	(41.4)	(0.3)	(42.2)
Interest income	–	4.6	–	8.0	6.2	18.8
Interest expenses	–	(4.6)	–	(54.8)	(20.0)	(79.4)
Share of profits less losses of associated companies and joint ventures	117.8	(3.9)	–	(0.3)	–	113.6
Taxation	–	3.1	–	(101.3)	(5.1)	(103.3)
Additions to non-current assets (other than financial instruments and deferred tax assets)	–	1.0	–	108.7	–	109.7

A reconciliation between profit before taxation as shown in the condensed consolidated income statement and recurring profit is as follows.

For the six months ended 30 June	**2009**	**2008**
US$ millions		(Restated)
Profit before taxation		
– Continuing operations	353.3	406.5
– A discontinued operation	1.7	2.8
Exclusion of:		
– Foreign exchange and derivative (gains)/losses *(Note 7)*	(23.2)	2.4
– Gain on changes in fair value of plantations *(Note 4)*	(53.8)	(69.8)
– Non-recurring items	(14.9)	(17.5)
Deduction of attributable taxation and minority interest	(135.6)	(197.9)
Recurring profit	127.5	126.5

3. NET BORROWING COSTS

For the six months ended 30 June *US$ millions*	**2009**	**2008** (Restated)
Bank loans and other loans		
– Wholly repayable within five years	99.2	76.8
– Not wholly repayable within five years	24.3	2.6
Less borrowing costs capitalized in other intangible assets	(0.2)	–
Total Borrowing Costs	123.3	79.4
Less interest income	(12.6)	(18.8)
Net Borrowing Costs	110.7	60.6

4. PROFIT BEFORE TAXATION

For the six months ended 30 June *US$ millions*	**2009**	**2008**
Profit Before Taxation is Stated after (Charging)/Crediting [(i)]		
Cost of inventories sold	(750.8)	(1,212.6)
Employee remuneration	(182.7)	(182.0)
Cost of services rendered	(94.1)	(19.7)
Amortization of other intangible assets	(44.1)	–
Depreciation *(Note 10)*	(40.8)	(42.2)
Impairment losses for accounts receivable [(ii)]	(3.9)	(4.6)
Recognition of prepaid land premiums	(2.8)	(3.2)
Gain on changes in fair value of plantations	53.8	69.8
Foreign exchange and derivative gains/(losses), net *(Note 7)*	32.0	(1.1)
Gain on sale of property, plant and equipment	0.3	0.5
Gain on divestment and dilution of interest in an associated company	–	9.8
Realized gains on sale of available-for-sale assets	–	0.1

(i) Include amounts (charged)/credited in respect of a discontinued operation

(ii) Included in distribution costs

5. TAXATION

No Hong Kong profits tax (2008: Nil) has been provided as the Group had no estimated assessable profits (2008: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

For the six months ended 30 June *US$ millions*	**2009**	**2008** (Restated)
Subsidiary Companies – Overseas		
Current taxation	61.0	87.6
Deferred taxation	(8.3)	15.7
Total	52.7	103.3

Included within share of profits less losses of associated companies and joint ventures is taxation of US$45.5 million (2008: US$77.1 million) and which is analyzed as follows.

For the six months ended 30 June *US$ millions*	**2009**	**2008**
Associated Companies and Joint Ventures – Overseas		
Current taxation	42.2	46.5
Deferred taxation	3.3	30.6
Total	45.5	77.1

6. A DISCONTINUED OPERATION

Following a strategic review of MPIC's businesses which focus on core infrastructure, MPIC's directors decided in late 2008 to divest part of its interest in the property business, Landco Pacific Corporation (Landco), which was operated by MPIC. As at 31 December 2008, the Group's investment in Landco was classified as a disposal group held for sale. In June 2009, MPIC disposed 17.0% interest in Landco for Pesos 203 million (US$4.2 million), thereby reducing its interest in Landco from 51.0% to 34.0%. Following this transaction, the Group's remaining 34.0% interest in Landco was classified as non-current assets held for sale.

7. PROFIT ATTRIBUTABLE TO OWNERS OF THE PARENT

The profit attributable to owners of the parent includes US$3.3 million of net foreign exchange and derivative gains (2008: losses of US$4.8 million) on foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and payables and the changes in the fair values of derivatives, US$8.4 million (2008: US$12.7 million) of gain on changes in fair value of plantations and US$25.1 million (2008: US$22.4 million) of net non-recurring gains.

Analysis of Foreign Exchange and Derivative Gains/(Losses)

For the six months ended 30 June *US$ millions*	**2009**	**2008**
Foreign exchange and derivative gains/(losses)		
– Subsidiary companies *(Note 4)*	32.0	(1.1)
– Associated companies and joint ventures	(8.8)	(1.3)
Subtotal	23.2	(2.4)
Attributable to taxation and minority interest	(19.9)	(2.4)
Total	3.3	(4.8)

The non-recurring gains of US$25.1 million for 2009 mainly represent Maynilad's reversal of provision for deferred credits following a resolution of new tariff rates with the regulator. The non-recurring gains of US$22.4 million for 2008 mainly comprise a gain on divestment and dilution of the Group's interest in PLDT of US$9.8 million.

8. ORDINARY SHARE DIVIDEND

At a meeting held on 4 September 2009, the Directors declared an interim cash dividend of U.S. 0.51 cent (2008: U.S. 0.38 cent) per ordinary share.

9. EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE PARENT

The calculation of basic earnings per share is based on the profit for the period attributable to owners of the parent of US$164.3 million (2008: US$156.8 million), and the weighted average number of ordinary shares of 3,214.3 million (2008: 3,226.4 million) in issue during the period.

The calculation of diluted earnings per share is based on: (i) the profit for the period attributable to owners of the parent of US$164.3 million (2008: US$156.8 million) reduced by the dilutive impact of (a) US$0.1 million (2008: US$0.1 million) in respect of the exercise of share options issued by its associated companies and (b) nil (2008: US$3.4 million) in respect of the convertible notes issued by its previous joint venture DMWC (which became a subsidiary company since July 2008) and (ii) a share base equal to the aggregate of the weighted average number of ordinary shares of 3,214.3 million (2008: 3,226.4 million) in issue during the period (as used in the basic earnings per share calculation) and the weighted average number of ordinary shares of 37.6 million (2008: 59.9 million) assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the period.

The impact upon full conversion of the MPIC's share options has not been taken into account in calculating the diluted earnings per share because their anti-dilutive effect on the basic earnings per share for the period would actually increase the earnings per share.

10. PROPERTY, PLANT AND EQUIPMENT

The movements in property, plant and equipment are set out below.

US$ millions	**2009**	**2008**
At 1 January	808.4	784.1
Exchange translation	56.3	15.8
Additions	111.6	55.8
Depreciation *(Note 4)*	(40.8)	(42.2)
Disposals	(1.0)	(3.4)
At 30 June	934.5	810.1

11. ASSOCIATED COMPANIES AND JOINT VENTURES

US$ millions	**At 30 June 2009**	**At 31 December 2008**
PLDT	1,007.0	1,040.5
Philex	116.1	95.1
MPIC	54.9	48.0
Others	6.8	18.7
Total	1,184.8	1,202.3

12. OTHER INTANGIBLE ASSETS

US$ millions	At 30 June 2009	At 31 December 2008
Concession assets-Water	840.3	837.9
Concession assets-Tollroad	345.4	354.6
Brands	361.0	346.0
Total	1,546.7	1,538.5

Concession assets-Water represent the concession held by Maynilad for its exclusive right granted by Metropolitan Waterworks and Sewerage System (MWSS) on behalf of the Philippine government to provide water and sewerage services and charge users for the services provided in the area of West Metro Manila during its concession period. Concession assets-Tollroad represent the concession held by Manila North Tollways Corporation (MNTC) for its right, interests and privileges to finance, design, construct, operate and maintain toll roads, toll facilities and other facilities generating toll-related and non-toll related income in respect of the Manila North Expressway (also known as North Luzon Expressway (NLEX)) during its concession period. Brands represent the brands held by PT Indolakto for its various milk-related products.

13. PLEDGED DEPOSITS AND RESTRICTED CASH

At 30 June 2009, the Group had US$12.0 million (31 December 2008: US$12.0 million) of pledged bank deposits and US$18.8 million (31 December 2008: Nil) of cash which was restricted as to use.

14. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND PREPAYMENTS

Included in accounts receivable, other receivables and prepayments are trade receivables of US$259.5 million (31 December 2008: US$258.1 million) with an ageing profile as below.

US$ millions	At 30 June 2009	At 31 December 2008
0 to 30 days	209.8	204.3
31 to 60 days	10.0	12.0
61 to 90 days	5.7	6.7
Over 90 days	34.0	35.1
Total	259.5	258.1

Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. MPIC (a) allows 60 days for credit for its water service customers, (b) collects toll fees through its associated company, Tollways Management Corporation (TMC), by cash, the users' prepaid and reloadable electronic toll collection devices and credit card payment arrangements.

15. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

Included in accounts payable, other payables and accruals are trade payables of US$195.3 million (31 December 2008: US$233.4 million) with an ageing profile as below.

US$ millions	**At 30 June 2009**	**At 31 December 2008**
0 to 30 days	163.9	220.7
31 to 60 days	5.8	8.5
61 to 90 days	1.0	2.6
Over 90 days	24.6	1.6
Total	195.3	233.4

16. DEFERRED LIABILITIES AND PROVISIONS

US$ millions	**Long-term liabilities**	**Pension**	**Others**	**2009 Total**	**2008 Total**
At 1 January	259.7	137.7	74.4	471.8	197.9
Exchange translation	(2.4)	9.7	(0.7)	6.6	3.2
Additions	55.0	16.3	4.3	75.6	21.9
Payment and utilization	(47.5)	(4.9)	(14.9)	(67.3)	(0.7)
At 30 June	264.8	158.8	63.1	486.7	222.3
Presented as:					
Current Portion	64.2	–	17.4	81.6	17.3
Non-current Portion	200.6	158.8	45.7	405.1	205.0
Total	264.8	158.8	63.1	486.7	222.3

The long-term liabilities mainly relate to Maynilad's concession fees payable to MWSS and deferred credits (which represent foreign exchange gains and other payables which will be refunded to the customers and foreign exchange differences arising from retranslation of the portion of Maynilad's foreign currency denominated concession fees payable and loans) and Indofood's accrued liabilities for dismantlement, removal or restoration in relation to property, plant and equipment.

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

The others mainly relate to MNTC's provision for value added taxes and a restructuring provision. The restructuring provision relates to the restructuring of the Group's shareholding structure in PLDT. The amount of the provision for the restructuring is estimated based on the anticipated transaction costs required to complete the restructuring. The estimation basis is reviewed on an ongoing basis and revised as appropriate.

17. COMMITMENTS AND CONTINGENT LIABILITIES

(A) Capital Expenditure

US$ millions	At 30 June 2009	At 31 December 2008
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	207.8	548.2
Contracted, but not provided for	171.7	6.3
Total	379.5	554.5

The Group's capital expenditure commitments principally relate to Indofood's purchase of property, plant and equipment, investments in plantations, and Maynilad's and MNTC's construction of water and toll road infrastructure.

(B) Contingent Liabilities

At 30 June 2009, except for US$56.9 million (31 December 2008: US$53.7 million) guarantees given by Indofood for loan facilities obtained by certain plantation farmers in relation to arrangements for those farmers' production and sale of fresh fruit bunches to Indofood, neither the Group nor the Company had any significant contingent liabilities (31 December 2008: Nil).

18. SHARE OPTIONS

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 30 June 2009 are set out below.

(A) Particulars of the Company's Share Option Scheme

	Share options held at 1 January 2009	Share options granted during the period	Share options exercised during the period	Share options held at 30 June 2009	Share options exercise price (HK$)	Market price at date of grant (HK$)	Market price during the period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors											
Manuel V. Pangilinan	31,800,000	–	–	31,800,000	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
	30,200,000	–	–	30,200,000	5.33	5.33	–	5 September 2007	September 2012	September 2008	September 2017
Edward A. Tortorici	3,560,000	–	(3,560,000)	–	1.76	1.76	3.77	1 June 2004	December 2008	June 2005	May 2014
	18,200,000	–	–	18,200,000	5.33	5.33	–	5 September 2007	September 2012	September 2008	September 2017
Robert C. Nicholson	14,000,000	–	–	14,000,000	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
	15,500,000	–	–	15,500,000	5.33	5.33	–	5 September 2007	September 2012	September 2008	September 2017
Non-Executive Directors											
Ambassador Albert F. del Rosario	2,840,000	–	–	2,840,000	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	–	–	3,160,000	5.33	5.33	–	5 September 2007	September 2008	September 2008	September 2017
Benny S. Santoso	2,840,000	–	–	2,840,000	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	–	–	3,160,000	5.33	5.33	–	5 September 2007	September 2008	September 2008	September 2017
Independent Non-Executive Directors											
Graham L. Pickles	3,160,000	–	–	3,160,000	5.33	5.33	–	5 September 2007	September 2008	September 2008	September 2017
Prof. Edward K.Y. Chen *GBS, CBE, JP*	1,340,000	–	–	1,340,000	1.76	1.76	–	1 June 2004	June 2005	June 2005	May 2014
	3,160,000	–	–	3,160,000	5.33	5.33	–	5 September 2007	September 2008	September 2008	September 2017
Sir David W. C. Tang, *KBE*	3,160,000	–	–	3,160,000	5.33	5.33	–	5 September 2007	September 2008	September 2008	September 2017
Senior Executives	29,032,000	–	–	29,032,000	1.76	1.76	–	1 June 2004	December 2008	June 2005	May 2014
	4,500,000	–	–	4,500,000	3.275	3.25	–	7 June 2006	December 2010	June 2007	June 2016
	42,220,000	–	–	42,220,000	5.33	5.33	–	5 September 2007	September 2012	September 2008	September 2017
Total	211,832,000	–	(3,560,000)	208,272,000							

Further information regarding the Company's share option scheme has been set out on pages 147 and 148 of the Company's 2008 Annual Report.

(B) Particulars of MPIC's Share Option Scheme

	Share options held at 1 January 2009	Share options granted during the period	Share options exercised during the period	Share options held at 30 June 2009	Share options exercise price *(Peso)*	Market price at date of grant *(Peso)*	Market price during the period of exercise *(Peso)*	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors											
Manuel V. Pangilinan	7,500,000	-	-	7,500,000	2.12	2.10	-	9 December 2008	January 2010	January 2009	January 2013
	-	7,500,000	-	7,500,000	2.73	2.65	-	10 March 2009	March 2010	March 2009	March 2013
Edward A. Tortorici	5,000,000	-	-	5,000,000	2.12	2.10	-	9 December 2008	January 2010	January 2009	January 2013
	-	5,000,000	-	5,000,000	2.73	2.65	-	10 March 2009	March 2010	March 2009	March 2013
Ambassador Albert F. del Rosario	2,500,000	-	-	2,500,000	2.12	2.10	-	9 December 2008	January 2010	January 2009	January 2013
	-	2,500,000	-	2,500,000	2.73	2.65	-	10 March 2009	March 2010	March 2009	March 2013
Senior Executives	46,000,000	-	(2,250,000)	43,750,000	2.12	2.10	5.60	9 December 2008	January 2010	January 2009	January 2013
	-	47,925,245	(1,250,000)	46,675,245	2.73	2.65	5.60	10 March 2009	March 2010	March 2009	March 2013
Total	61,000,000	62,925,245	(3,500,000)	120,425,245							

At the annual general meeting held on 1 June 2007, the Company's shareholders approved a share option scheme under which MPIC's directors may, at their discretion, invite executives of MPIC upon the regularization of employment of eligible executives, to take up share options of MPIC to obtain an ownership interest in MPIC and for the purpose of long-term employment motivation. The scheme was subsequently approved by MPIC's shareholders and became effective on 14 June 2007 and would be valid for 10 years.

The maximum number of shares on which options may be granted under the scheme may not exceed 10% of the issued share capital of MPIC as 1 June 2007, at the date on which the MPIC's share option scheme was approved by the Company's shareholders on the annual general meeting held on 1 June 2007. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any 12-month period shall not exceed 1% of the shares in issue at the relevant time.

The exercise price in relation to each option granted under the scheme shall be determined by MPIC's directors at their absolute discretion, but in any event shall not be less than (i) the closing price of MPIC's shares for one or more board lots of such MPIC's shares on the Philippine Stock Exchange (PSE) on the option grant date; (ii) the average closing price of MPIC's shares for one or more board lots of such MPIC's shares on the PSE for the five business days on which dealings in the MPIC's shares are made immediately preceding the option grant date; or (iii) the par value of the MPIC's shares, whichever is higher.

On 9 December 2008, 61,000,000 share options under MPIC's scheme were granted. The average fair value of options granted, as calculated based on the Black-Scholes option pricing model, was Peso 0.37 or an aggregate value of Pesos 22.8 million (US$0.5 million) for all options granted. The assumptions used were as follows:

Share price at the date of grant	Pesos 2.10
Exercise price	Pesos 2.12
Expected volatility (based on historical volatility of the MPIC's share commensurate with the average expected life of the options granted)	76%
Option life	4 years
Average risk-free interest rate (based on the Philippine government zero coupon bond)	6.26% per annum

On 10 March 2009, 62,925,245 share options under MPIC's scheme were granted. The average fair value of options granted, as calculated based on Black-Scholes option pricing model, was Peso 0.51 or an aggregate value of Pesos 31.8 million (US$0.7 million) for all options granted. The assumptions used were as follows:

Share price at the date of grant	Pesos 2.65
Exercise price	Pesos 2.73
Expected volatility (based on historical volatility of the MPIC's share commensurate with the average expected life of the options granted)	64%
Option life	4 years
Average risk-free interest rate (based on the Philippine government zero coupon bond)	4.53% per annum

The Black-Scholes option pricing model, applied for determining the estimated values of the share options granted under MPIC's scheme, requires input of higher subjective assumptions, including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of the share options granted are set out in Note 2D(r)(III) to the Company's 2008 audited financial statements set out on pages 103 and 104 of the Company's 2008 Annual Report.

At a special shareholders' meetings of MPIC held on 20 February 2009, MPIC's shareholders approved the amendments to MPIC's share options scheme which include (i) a refreshment of the number of MPIC options that may be granted to take into account of the increase in the capital stock of MPIC or other changes to its capital structure which have either been approved by the shareholders, implemented, in process, or which may potentially be approved or implemented in the future; and (ii) the inclusion in MPIC's share option plan of a requirement for MPIC to comply with relevant corporate requirements and regulations applicable to MPIC's parent company. The amendments were subsequently approved by the Company's shareholders in the annual general meeting held on 3 June 2009.

19. RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the period are disclosed as follows:

(A) In June 2009, MPIC entered into a sale and purchase agreement with AB Holdings Corporation (ABHC), Alfred Xerex-Burgos, Jr. (AXB) (together the 49.0% shareholder of Landco) and Landco pursuant to which MPIC sold 1.3 million common shares of Landco (representing 17.0% interest in Landco) for a consideration of Pesos 203 million (approximately US$4.2 million) to ABHC. This transaction also constituted a connected transaction as defined in Chapter 14A of the Listing Rules.

(B) Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, has a technical assistance agreement with Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of four years from 23 February 2008, subject to renewal upon mutual agreement between the parties. The agreement provides for payments of technical service fees equivalent to 1% (2008: 1%) of the consolidated net revenue of Smart.

The fee under the above arrangement amounted to Pesos 322 million (US$6.7 million) for the period ended 30 June 2009 (30 June 2008: Pesos 303 million or US$7.2 million). At 30 June 2009, the outstanding technical service fee payable amounted to Pesos 214 million (US$4.5 million) (31 December 2008: outstanding prepaid technical service fee of Pesos 8 million or US$0.2 million).

(C) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated companies, joint ventures and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of transactions

For the six months ended 30 June *US$ millions*	**2009**	**2008**
Income Statement Items		
Sales of finished goods		
– to associated companies and joint ventures	14.0	12.7
– to affiliated companies	25.1	28.1
Purchases of raw materials		
– from associated companies and joint ventures	19.4	22.9
– from affiliated companies	5.7	5.5
Management and technical services fee income and royalty income		
– from associated companies and joint ventures	0.5	0.5
– from affiliated companies	2.5	1.8
Insurance expenses		
– to affiliated companies	1.4	1.3
Rental expenses		
– to affiliated companies	0.5	0.6
Transportation and pump services expenses		
– to affiliated companies	0.2	0.2

Approximately 2% (2008: 2%) of Indofood's sales and 2% (2008: 2%) of its purchases were transacted with these related parties.

Nature of balances

US$ millions	At 30 June 2009	At 31 December 2008
Statement of Financial Position Items		
Accounts receivable – trade		
– from associated companies and joint ventures	4.5	2.6
– from affiliated companies	11.8	13.3
Accounts receivable – non-trade		
– from associated companies and joint ventures	0.2	0.4
– from affiliated companies	10.4	8.3
Accounts payable – trade		
– to associated companies and joint ventures	4.9	3.6
– to affiliated companies	3.5	2.3
Accounts payable – non-trade		
– to affiliated companies	21.8	19.2

(D) During the period ended 30 June 2009, MPIC's subsidiary company, Maynilad, entered into certain construction contracts with DMCI Holdings Inc. (DMCI) (a 44.6% shareholder of DMWC, Maynilad's parent company) for the latter's construction of water infrastructure for Maynilad. On 23 March 2009, Maynilad entered into (i) a framework agreement with D.M. Consunji, Inc. (Consunji), a subsidiary company of DMCI, in relation to the provision of engineering, procurement and/or construction services by Consunji to Maynilad for the period from 23 March 2009 to 31 December 2011 and (ii) a lease agreement with DMCI Project Developers, Inc. (DMCIPD), a subsidiary company of DMCI, for the renting of certain premises in the Makati City by DMCIPD to Maynilad for the period from 1 February 2009 to 31 January 2012. These related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules.

All significant transactions with DMCI group, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of transactions

For the six months ended 30 June *US$ millions*	2009	2008
Income Statement Items		
Rental expenses	0.1	–
Capital Expenditure Items		
Construction services for water infrastructure obtained	21.2	–

Nature of balances

US$ millions	At 30 June 2009	At 31 December 2008
Statement of Financial Position Items		
Accounts receivable – trade	5.4	–
Accounts payable – trade	0.1	3.0

(E) During the period ended 30 June 2009, MPIC's subsidiary company, MNTC, collected toll fees through TMC, MPIC's associated company.

All significant transactions with TMC, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of transactions

For the six months ended 30 June *US$ millions*	2009	2008
Income Statement Items		
Operator's fee	14.3	–
Management income	0.1	–
Guarantee income	0.2	–
Interest income	0.2	–

Nature of balances

US$ millions	At 30 June 2009	At 31 December 2008
Statement of Financial Position Items		
Accounts receivable – trade	7.7	7.3
Accounts payable – trade	6.2	5.6

20. SUBSEQUENT EVENTS

(A) On 10 July 2009, LAWL Pte. Ltd (LAWL) completed the subscription of 791.1 million of new common shares issued by MPIC for Pesos 2.0 billion (approximately US$41.6 million), which reduced the Group's economic interest in MPIC from approximately 97.9% to approximately 90.3%. The Group is expected to record a dilution gain of approximately US$10 million from this transaction.

(B) On 14 July 2009, Pilipino Telephone Corporation (Piltel), a subsidiary company of PLDT, completed the acquisition of 223.0 million common shares of Manila Electric Company (Meralco) from First Philippine Utilities Corporation at a total consideration of Pesos 20.1 billion (approximately US$418.8 million).

On 17 July 2009 (the Reference Date), MPIC entered into two separate preliminary agreements (term sheets) with (a) Beneficial Trust Fund of PLDT (BTF Term Sheet) and (b) Crogan Limited (Crogan), a wholly-owned subsidiary company of the Company, and Metro Pacific Holdings, Inc. (MPHI), a Philippine affiliate of the Company (MPHI Term Sheet), respectively. The BTF Term Sheet contemplates that MPIC will purchase 113.3 million common shares of Meralco (representing an approximately 10.17% interest in Meralco) from BTF at a total consideration of Pesos 14.3 billion (approximately US$297.4 million), which will be partly funded by the cash proceeds from BTF's subscription of 2.7 billion new common shares of MPIC, at a price of Pesos 3.5 (US$0.073) per share, for a total subscription price of Pesos 9.5 billion (approximately US$197.4 million). The MPHI Term Sheet contemplates that MPIC will purchase 31.1 million common shares of Meralco (representing approximately 2.79% interest in Meralco) from Crogan at a total consideration of Pesos 3.9 billion (approximately US$81.6 million), which will be partly funded by the cash proceeds from MPHI's subscription of 742.5 million new common shares of MPIC, at a price of Pesos 3.5 (US$0.073) per share, at a total consideration of Pesos 2.6 billion (approximately US$54.1 million). In addition, according to the MPHI Term Sheet, Crogan has the option to (a) apply the remaining amount of consideration payable by MPIC to Crogan of Pesos 1.3 billion (approximately US$27.5 million) for the purchase of Meralco common shares in subscribing for more common shares of MPIC at the price of Pesos 3.5 (US$0.073) per share and (b) assign to MPHI its right to receive the said total consideration for the sale of Meralco common shares to MPIC.

Upon completion of the above transactions, the Group's economic interest in MPIC will be reduced from approximately 90.3% to either 73.0% or 73.7%, and the Group is expected to record a dilution gain of either US$40 million or US$42 million, depending on whether Crogan exercises the right to subscribe for more MPIC common shares (as mentioned above).

In addition, MPIC has undertaken in the BTF Term Sheet that, subject to favourable market conditions as determined by its board of directors, MPIC will conduct a fund raising exercise (a "Re-launch" of its listed shares) to broaden its current investor base, which will be effected by way of a public offering or placement of MPIC's shares to independent investors and result in an offering to public shareholders of a minimum of the lower of (a) 15% of MPIC's fully diluted equity and (b) US$100 million in value of shares valued at the Re-launch issue price. MPIC agreed that it would not, within a period of 90 days from the Reference Date, issue shares or other securities at a price less than the Pesos 3.5 (US$0.073) per share and in the alternative, that if MPIC do so, MPIC will compensate BTF and MPHI for the difference between the aggregate subscription price paid by BTF and MPHI for the above-mentioned subscriptions and the value of those shares at the Re-launch issue price in the form of additional MPIC common shares, to be issued at the Re-launch issue price.

21. COMPARATIVE AMOUNTS

As explained in Note 1(B) to the Condensed Interim Financial Statements, due to the adoption of HKAS 1 (Revised) and HKFRS 8 during the period, the presentation of certain items and balances has been revised to comply with such changes. Accordingly, certain comparative amounts have been reclassified to conform with the current period's accounting presentation. In addition, the comparative income statement has been restated as if a discontinued operation had been discontinued at the beginning of the comparative period.

SUMMARY OF PRINCIPAL INVESTMENTS
At 30 June 2009

Philippine Long Distance Telephone Company
PLDT (PSE: TEL; NYSE: PHI) is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company, Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company, ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	:	Telecommunications
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	186.8 million
Particulars of issued shares held	:	Common shares of Pesos 5 par value
Economic interest	:	26.5%

Further information on PLDT can be found at www.pldt.com

Metro Pacific Investments Corporation
MPIC (PSE: MPI) is a publicly-listed investment and management company based in the Philippines with holdings in infrastructure, utilities and healthcare enterprises.

Sector	:	Infrastructure, Utilities and Healthcare
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	9.4 billion
Particulars of issued shares held	:	Common shares of Peso 1 par value
Economic interest	:	97.9%

Further information on MPIC can be found at www.mpic.com.ph

PT Indofood Sukses Makmur Tbk

Indofood (IDX: INDF) is a "Total Food Solutions" company engaged in food manufacturing, processing, marketing and distribution. Indofood is based in Jakarta and is listed on the Indonesia Stock Exchange and its Agribusiness subsidiaries, Indofood Agri Resources Ltd and PT PP London Sumatra Indonesia Tbk are listed on the Singapore and Indonesia Stock Exchanges. Through its four complementary strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (noodles, dairy, food seasonings, snack foods and nutrition and special foods), Bogasari (flour and pasta), Agribusiness (oil palm, rubber, sugar cane, cocoa and tea plantations, cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume, plantation companies by hectarage and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in Indonesia.

Sector	:	Consumer Food Products
Place of incorporation/business area	:	Indonesia
Issued number of shares	:	8.8 billion
Particulars of issued shares held	:	Shares of Rupiah 100 par value
Economic interest	:	50.1%

Further information on Indofood can be found at www.indofood.co.id

Philex Mining Corporation

Philex (PSE: PX) is a Philippine listed company engaged in exploration, development and utilization of mineral resources.

Sector	:	Natural Resources
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	4.9 billion
Particulars of issued shares held	:	Common shares of Peso 1 par value
Economic interest	:	23.1%

Further information on Philex can be found at www.philexmining.com.ph

4. INDEBTEDNESS

As at 30 September 2009, the Group had outstanding borrowings of approximately US$3,407.5 million (equivalent to approximately HK$26,408.1 million). The borrowings comprised secured bank loans of US$1,573.8 million (equivalent to approximately HK$12,197.0 million), unsecured bank loans of US$1,406.4 million (equivalent to approximately HK$10,899.6 million), secured other loans of US$0.9 million (equivalent to approximately HK$6.9 million) and unsecured other loans of US$426.4 million (equivalent to approximately HK$3,304.6 million).

The secured bank loans were secured by certain of the Group's property, plant and equipment, plantations, other intangible assets, prepaid land premiums, other non-current assets, cash and cash equivalents, inventories and the Group's interest of approximately 20.9% in PLDT, approximately 4.2% in Metro Pacific Investments Corporation, approximately 20.0% in Philex Mining Corporation, approximately 99.8% in Metro Pacific Tollways Corporation, approximately 16.5% in DMCI-MPIC Water Company, Inc. and approximately 9.9% in Maynilad Water Services, Inc.

The other loans comprised unsecured bonds of US$370.8 million (equivalent to approximately HK$2,873.7 million) (as described below), unsecured trust receipt loans of US$53.3 million (equivalent to approximately HK$413.1 million) and others. The bonds held by the Group as at 30 September 2009 comprise the following:

(a) Rupiah 2.0 trillion (equivalent to approximately US$205.7 million or HK$1,594.2 million) Rupiah bonds issued by PT Indofood Sukses Makmur Tbk ("Indofood"), with a coupon rate of 10.0%, payable quarterly, and which mature in May 2012; and

(b) Rupiah 1.6 trillion (equivalent to approximately US$165.1 million or HK$1,279.5 million) Rupiah bonds issued by Indofood, with a coupon rate of 13.2%, payable quarterly, and which mature in June 2014.

As at 30 September 2009, except for US$59.7 million (equivalent to approximately HK$462.7 million) guarantees given by Indofood for loan facilities obtained by certain plantation farmers in relation to arrangements for those farmers' production and sale of fruit bunches to Indofood, the Group did not have any material contingent liabilities.

Save as aforesaid, and apart from intra-group liabilities, the Group did not have outstanding at the close of business on 30 September 2009 any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other contingent liabilities.

There is no material change in the Group's outstanding indebtedness and contingent liabilities from 30 September 2009 to the Latest Practicable Date.

5. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the estimated net proceeds from the proposed Rights Issue, the internal resources and the available banking facilities of the Group and in the absence of unforeseen circumstances, the Group will have sufficient working capital for its present requirements for the twelve months from the date of the Prospectus.

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2008, the date to which the latest published audited financial statements of the Group were made up.

7. GENERAL BUSINESS TRENDS AND FINANCIAL AND TRADING PROSPECTS OF THE GROUP

The Group's principal investments have the following developments since 31 December 2008.

In September and October 2009, Metro Pacific Investments Corporation ("MPIC") completed the re-launch of its shares by way of a public offering to raise Pesos 14.3 billion (approximately US$300 million or HK$2.3 billion) through an old for new shares arrangement. The public offering diluted the Group's attributable economic interest in MPIC from approximately 90.2% to approximately 61.5%. The Group is expected to record a dilution gain of approximately US$50 million (equivalent to approximately HK$387.5 million) as a result of the public offering of MPIC's shares.

On 6 October 2009, MPIC completed the acquisition of an approximately 13% interest in Manila Electric Company ("Meralco") for a consideration of Pesos 18.2 billion (approximately US$378.5 million or HK$2,933.4 million). Since part of the consideration was settled through the issuance of new MPIC common shares, the Group's attributable economic interest in MPIC was further diluted to 54.1%. A dilution gain of approximately US$14 million (equivalent to approximately HK$108.5 million) will be recorded by the Group as a result of the issuance of MPIC common shares as part of the consideration for the acquisition of the approximately 13% interest in Meralco. Together with the approximately 1.7% Meralco interest acquired from the open market, MPIC's effective interest in Meralco becomes approximately 14.7%. In addition, Pilipino Telephone Corporation, a subsidiary of PLDT, acquired an approximately 20% interest in Meralco in July 2009.

Following the acquisition of an approximately 20% interest in Philex Mining Corporation ("Philex") on 28 November 2008, the Group acquired an additional approximately 11% interest in Philex from the open market for a consideration of approximately US$96 million (equivalent to approximately HK$744 million) during 2009.

The share values of each of the Group's listed investments in PLDT, MPIC, Indofood and Philex have increased since 31 December 2008.

For illustrative purposes only, set out below is the unaudited pro forma adjusted consolidated net tangible liabilities of the Group, as at 30 June 2009, after completion of the Rights Issue, as if the Rights Issue had taken place on 30 June 2009. Although reasonable care has been exercised in preparing the unaudited pro forma financial information, Shareholders who read the information should bear in mind that it is inherently subject to adjustments and, because of its nature, may not give a true picture of the financial position of the Group following the Rights Issue.

1. UNAUDITED PRO FORMA ADJUSTED CONSOLIDATED NET TANGIBLE LIABILITIES OF THE GROUP

Introduction

The unaudited pro forma adjusted consolidated net tangible liabilities (the "Unaudited Pro Forma Financial Information") of the Group has been prepared by the directors of the Company in accordance with Paragraph 4.29 of the Listing Rules to illustrate the effect of the proposed Rights Issue on the consolidated net tangible liabilities of the Group as if the Rights Issue had taken place on 30 June 2009.

The Unaudited Pro Forma Financial Information of the Group is prepared based on the unaudited consolidated net assets of the Group as at 30 June 2009, as extracted from the published interim report of the Group for the six months ended 30 June 2009 set out in Appendix I to this Prospectus, after incorporating the unaudited pro forma adjustments described in the accompanying notes.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and, because of its hypothetical nature, it may not give a true picture of the consolidated net tangible liabilities of the Group following the Rights Issue as at the date to which it is made up or at any future date.

	Based on 643,387,400 Rights Shares to be issued at subscription price of HK$3.40 per Rights Share		**Per Share**	**No. of Shares outstanding**
	US$ million	*HK$ million*	*HK$*	*(million)*
Unaudited consolidated net assets of the Group attributable to equity holders of the Company as at 30 June 2009 *(Note 1)*	1,327.0	10,284.2	3.20	3,216.9
Less: Unaudited consolidated intangible assets of the Group attributable to equity holders of the Company as at 30 June 2009 *(Note 2)*	(2,265.2)	(17,555.3)		–

	Based on 643,387,400 Rights Shares to be issued at subscription price of HK$3.40 per Rights Share		Per Share	No. of Shares outstanding
	US$ million	*HK$ million*	*HK$*	*(million)*
Unaudited consolidated net tangible liabilities of the Group attributable to equity holders of the Company as at 30 June 2009 *(Note 3)*	(938.2)	(7,271.1)	(2.26)	3,216.9
Estimated net proceeds from the Rights Issue *(Note 4)*	277.0	2,146.8		643.4
Unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to equity holders of the Company after the completion of the Rights Issue *(Notes 5 and 6)*	(661.2)	(5,124.3)	(1.33)	3,860.3

Notes:

(1) The unaudited consolidated net assets of the Group attributable to equity holders of the Company as at 30 June 2009 is extracted from the published interim report of the Company for the six months ended 30 June 2009 as set out in Appendix I to this Prospectus.

(2) The unaudited consolidated intangible assets of the Group attributable to equity holders of the Company as at 30 June 2009 represent concession assets, brands and goodwill arising from the acquisition of subsidiary companies.

(3) The unaudited consolidated net tangible liabilities of the Group attributable to equity holders of the Company per Share as at 30 June 2009 is calculated based on the unaudited consolidated net tangible liabilities of the Group attributable to equity holders of the Company of US$938.2 million or HK$7,271.1 million and the number of shares in issue of 3,216,937,003 as at 30 June 2009.

(4) The estimated net proceeds from the Rights Issue of approximately US$277.0 million or HK$2,146.8 million are based on 643,387,400 Rights Shares to be issued (in the proportion of one Rights Share for every 5 Existing Shares held as at the Record Date which is 3,216,937,003 Shares) at the subscription price of HK$3.40 per Rights Share and after deduction of estimated related expenses of approximately US$5.3 million or HK$40.7 million.

(5) The unaudited pro forma adjusted consolidated net tangible liabilities of the Group attributable to equity holders of the Company represents the unaudited consolidated net tangible liabilities of the Group attributable to equity holders of the Company as at 30 June 2009 plus the estimated net proceeds from the Rights Issue (Note 4).

(6) The unaudited pro forma adjusted consolidated net tangible liabilities per Share of the Group attributable to equity holders of the Company is calculated based on the unaudited pro forma adjusted consolidated net tangible liabilities of US$661.2 million or HK$5,124.3 million and the number of Shares in issue 3,216,937,003 Shares as at 30 June 2009 and 643,387,400 Rights Shares to be issued pursuant to the Rights Issue.

(7) No adjustment has been made to reflect any trading results or other transactions of the Group entered into subsequent to 30 June 2009.

2. ACCOUNTANTS' REPORT ON THE UNAUDITED PRO FORMA ADJUSTED CONSOLIDATED NET TANGIBLE LIABILITIES OF THE GROUP


ERNST & YOUNG
安 永

4 November 2009

The Directors
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central
Hong Kong

Dear Sirs,

ACCOUNTANTS' REPORT ON THE UNAUDITED PRO FORMA ADJUSTED CONSOLIDATED NET TANGIBLE LIABILITIES

We report on the unaudited pro forma adjusted consolidated net tangible liabilities (the "Unaudited Pro Forma Financial Information") of First Pacific Company Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group"), which has been prepared by the directors of the Company (the "Directors") for illustrative purposes only, to provide information about how the proposed rights issue of 643,387,400 rights shares of the Company might have affected the financial information presented, for inclusion in Appendix II to the prospectus of the Company dated 4 November 2009 (the "Prospectus"). The basis of preparation of the Unaudited Pro Forma Financial Information is set out in Appendix II to the Prospectus.

Respective Responsibilities of the Directors and Reporting Accountants

It is the responsibility solely of the Directors to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments, and discussing the Unaudited Pro Forma Financial Information with the Directors. This engagement did not involve independent examination of any of the underlying financial information.

Our work did not constitute an audit or a review made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the HKICPA, and accordingly, we do not express any such audit or review assurance on the Unaudited Pro Forma Financial Information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the Directors, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 30 June 2009 or any future dates.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the Directors on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

1. RESPONSIBILITY STATEMENT

This Prospectus includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. PARTICULARS OF DIRECTORS AND SENIOR MANAGEMENT

Chairman

Anthoni Salim

Age 60, born in Indonesia. Mr. Salim graduated from Ewell County Technical College in London. He is the President and CEO of the Salim Group, President Director and CEO of PT Indofood Sukses Makmur Tbk, and holds positions as Commissioner and Director in various companies, including Futuris Corporation Limited, Australia. Mr. Salim serves on the Boards of Advisors of several multinational companies. He was a member of the GE International Advisory Board, and is currently a member of the Advisory Board of ALLIANZ Group, an insurance company based in Germany. He joined the Asia Business Council in September 2004. Mr. Salim is the son of Soedono Salim. He has served as a Director of First Pacific since 1981 and assumed the role of Chairman in June 2003.

Managing Director and Chief Executive Officer

Manuel V. Pangilinan

Age 63, born in the Philippines. Mr. Pangilinan received a BA from Ateneo de Manila University and an MBA from University of Pennsylvania's Wharton School before working in the Philippines and Hong Kong for the PHINMA Group, Bancom International Limited and American Express Bank. He served as First Pacific's Managing Director after founding the Company in 1981, was appointed Executive Chairman in February 1999 and re-assumed the role of Managing Director and CEO in June 2003. Mr. Pangilinan also served as President and CEO of Philippine Long Distance Telephone Company (PLDT) since November 1998 and was appointed Chairman of PLDT in February 2004. He is the Chairman of Metro Pacific Investments Corporation, Smart Communications, Inc., Pilipino Telephone Corporation, Maynilad Water Services, Inc., Metro Pacific Tollways Corporation (formerly First Philippine Infrastructure, Inc.), Manila North Tollways Corporation, First Philippine Infrastructure Development Corporation, Tollways Management Corporation, Philex Mining Corporation, Landco Pacific Corporation and Medical Doctors, Inc. (Makati Medical Center). Mr. Pangilinan is also the President Commissioner of PT Indofood Sukses Makmur Tbk and a Director of Manila Electric Company. In May 2006, the Office of the President of the Philippines awarded Mr. Pangilinan the Order of Lakandula, rank of Komandante in recognition of his contributions to the country. He was named Management Man of the Year 2005 by the Management Association of the Philippines. Mr. Pangilinan was awarded Honorary Doctorates in Humanities by Holy Angel University in 2008, by Xavier University in 2007 and by

San Beda College in 2002 in the Philippines. He was a member of the Board of Overseers of The Wharton School, University of Pennsylvania, and holds chairmanships in the Board of Trustees of Ateneo de Manila University and of San Beda College, non-profit organizations Philippine Business for Social Progress (PBSP) and the Philippine Business for Education (PBED). Mr. Pangilinan is also the President of the Samahang Basketbol Ng Pilipinas (the national association for basketball) and is Chairman of the Amateur Boxing Association of the Philippines (the national association for boxing).

Executive Directors

Edward A. Tortorici

Age 69, born in the US. Mr. Tortorici received a BS from New York University and an MS from Fairfield University. Mr. Tortorici has served in a variety of senior and executive management positions, including Corporate Vice President for Crocker Bank and Managing Director positions at Olivetti Corporation of America and Fairchild Semiconductor Corporation. Mr. Tortorici subsequently founded EA Edwards Associates, an international management and consulting firm specializing in strategy formulation and productivity improvement with offices in USA, Europe and Middle East. In 1987 Mr. Tortorici joined First Pacific as an Executive Director for strategic planning and corporate restructuring, and launched the Group's entry into the telecommunications and technology sectors. Presently, he oversees corporate strategy for First Pacific and guides the Group's strategic planning and corporate development activities. Mr. Tortorici serves as a Commissioner of PT Indofood Sukses Makmur Tbk which is based in Indonesia; a Director of Metro Pacific Corporation, Maynilad Water Services, Inc. and Landco Pacific Corporation, and an Executive Advisor of Metro Pacific Investments Corporation, companies located in the Philippines. He also serves as a Trustee of the Asia Society and the Metropolitan Museum of Manila.

Robert C. Nicholson

Age 53, born in Scotland. Mr. Nicholson qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a Senior Partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications, debt and equity capital markets, corporate reorganizations and the privatization of state-owned enterprises in the People's Republic of China. Mr. Nicholson joined First Pacific's Board in June 2003 and was named an Executive Director in November 2003. He was a Senior Advisor to the Board of Directors of PCCW Limited between August 2001 and September 2003. He is an Independent Non-executive Director of QPL International Holdings Limited and Pacific Basin Shipping Limited, a Non-executive Director of India Capital Growth Fund Limited (listed on the AIM market of the London Stock Exchange) since November 2005. Mr. Nicholson serves as a Commissioner of PT Indofood Sukses Makmur Tbk and is a Director of Philex Mining Corporation and Level Up! International Holdings Pte Ltd.

Non-executive Directors

Ambassador Albert F. Del Rosario

Age 69, born in the Philippines. The former Ambassador of the Republic of the Philippines to the United States of America from October 2001 to August 2006 earned his Bachelor's Degree in Economics at New York University. He is currently Chairman of Gotuaco, del Rosario Insurance Brokers, Inc., BusinessWorld Publishing Corporation, Makati Foundation for Education, Stratbase, Inc. and is President of Philippine Telecommunications Investment Corporation. Ambassador del Rosario serves as Commissioner or Director in numerous companies and non-profit organizations including PT Indofood Sukses Makmur Tbk, Philippine Long Distance Telephone Company, Metro Pacific Investments Corporation, Metro Pacific Tollways Corporation, First Philippine Infrastructure Development Corporation, Manila North Tollways Corporation, Asia Traders Insurance Corporation, Landco Pacific Corporation, MediaQuest Holdings, Inc., Philippine Cancer Society and is a member of the Board of Trustees or Governors of the Makati Business Club, International Graduate University, Washington, DC and Asia Society's International Council. He also headed the development of Pacific Plaza Towers, Metro Pacific Corporation's signature project in Fort Bonifacio's Global City. In September 2004, Ambassador del Rosario was conferred the Order of Sikatuna, Rank of Datu, by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations for the Philippines. He is moreover, a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine Democracy and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education. He was elevated to the Xavier Hall of Fame in New York City in 2006. Ambassador del Rosario joined First Pacific's Board in June 2003.

Sutanto Djuhar

Age 81, born in Indonesia. Mr. Djuhar has founded numerous Indonesian companies involved primarily in cement plants and real estate development. He is a Commissioner of PT Kartika Chandra and serves as a Director of PT Bogasari Flour Mills and Pacific Industries and Development Limited. Mr. Djuhar, who is the father of Tedy Djuhar, joined First Pacific's Board in 1981.

Tedy Djuhar

Age 58, born in Indonesia. Mr. Djuhar received a Bachelor of Economics degree from the University of New England in Australia. Mr. Djuhar is the Vice President Director of PT Indocement Tunggal Prakarsa Tbk, Director of Pacific Industries and Development Limited, and Director of a number of other Indonesian companies. He is the son of Sutanto Djuhar. Mr. Djuhar joined First Pacific's Board in 1981.

Ibrahim Risjad

Age 75, born in Indonesia. Mr. Risjad serves as a Commissioner of PT Indofood Sukses Makmur Tbk. He joined First Pacific's Board in 1981.

Benny S. Santoso

Age 51, born in Indonesia. Mr. Santoso graduated from Ngee Ann College in Singapore. He serves as a Commissioner of PT Indofood Sukses Makmur Tbk and PT Indosiar Karya Mandiri Tbk, a Director of PT Indocement Tunggal Prakarsa Tbk and a member of the Advisory Board of Philippine Long Distance Telephone Company. Mr. Santoso joined First Pacific's Board in June 2003.

Napoleon L. Nazareno

Age 59, born in the Philippines. Mr. Nazareno graduated in 1970 from the University of San Carlos in Cebu with a Bachelor of Science degree in Mechanical Engineering. He received a Master's degree in Business Management from the Asian Institute of Management (AIM) in 1973. He also took the INSEAD Executive Program at the European Institute of Business Administration in Fontainebleau, France in 1983. In 1973, Mr. Nazareno worked as an Assistant Product Manager at the Flexible Packaging Division in Phimco Industries, Inc. and in 1981, he joined the international firm Akerlund & Rausing as Acting Production Manager. In 1989, he was named President and CEO of Akerlund & Rausing (Philippines). Mr. Nazareno served as President and CEO of Metro Pacific Corporation from 1995 to 1999. In 1998, Mr. Nazareno became President and CEO of Pilipino Telephone Corporation (a cellular subsidiary of Smart Communications, Inc. (Smart)). He became President and CEO of Smart in 2000 and subsequently assumed the presidency at parent firm Philippine Long Distance Telephone Company in 2004, positions he continues to hold concurrently. Mr. Nazareno is also a Director of Manila Electric Company. Mr. Nazareno joined First Pacific's Board in 2008.

Independent Non-executive Directors

Graham L. Pickles

Age 52, born in Australia. Mr. Pickles holds a Bachelor of Business degree (majoring in accounting). He is a member of the Certified Practising Accountants of Australia, and is a Fellow of the Australian Institute of Directors. Mr. Pickles has significant experience in the distribution and technology sectors, running several distribution businesses in Asia and Australasia in the IT and telecommunications industries, over a career spanning more than 20 years. Mr. Pickles serves as a Commissioner of PT Indofood Sukses Makmur Tbk and was appointed Chairman of Asia Pacific Brands India Limited in 2005. He was previously the CEO of Tech Pacific Holdings Limited, a wholly-owned subsidiary of First Pacific Company Limited until Tech Pacific was sold in 1997. Mr. Pickles was also a member of the executive committee of Hagemeyer N.V. in which First Pacific had a controlling interest until 1998. Mr. Pickles joined First Pacific's Board in 2004.

Professor Edward K.Y. Chen, *GBS, CBE, JP*

Age 64, born in Hong Kong and educated at the University of Hong Kong and Oxford University. Professor Chen is an Independent Non-executive Director of Asia Satellite Telecommunications and Wharf Holdings Limited. He was a trustee for Eaton Vance Management Funds. Formerly, Professor Chen served as President of Lingnan University from 1995 to 2007, and Professor and Director of the Centre of Asian Studies of the University of Hong Kong; Chairman of Hong Kong's Consumer Council; as an Executive Councillor of the Hong Kong Government; and as a Legislative Councillor. Professor Chen is now a Distinguished Fellow of the Centre of Asian Studies at the University of Hong Kong. Professor Chen joined First Pacific's Board in 1993.

Sir David W.C. Tang
KBE, Chevalier de L'Ordre des Arts et des Lettres

Age 55, born in Hong Kong. Sir David was educated locally and then Cambridge, London and Beijing, where he taught English and Philosophy at Peking University. Sir David is the founder of Shanghai Tang; the China Clubs in Beijing, Hong Kong and Singapore; China Tang in London and Pacific Cigars. He joined First Pacific's Board in 1989.

Advisors

Honorary Chairman and Advisor to the Board

Soedono Salim

Age 94, born in China. Mr. Salim served as First Pacific's Chairman from 1981 until February 1999, when he assumed his current titles. He serves as Chairman of the Salim Group.

Advisor to the Board

Sudwikatmono

Age 75, born in Indonesia. Mr. Sudwikatmono served as a Director of First Pacific from 1981 until February 1999, when he assumed his current title. He is a Vice President Commissioner of PT Indocement Tunggal Prakarsa Tbk and holds board positions with a number of other Indonesian companies.

Senior Management

Executive Vice President
Group Financial Controller

Richard L. Beacher

Age 50, born in the United Kingdom. Mr. Beacher received a BA (Hons) in Economics and Accounting from University of Newcastle Upon Tyne, U.K. He is a member of the Institute of Chartered Accountants in England and Wales and a member of the Hong Kong Institute of Certified Public Accountants. Mr. Beacher moved to Hong Kong in 1984 with PriceWaterhouse and most recently served in financial positions with Hagemeyer Cosa Lieberman and latterly with Siemens Building Technologies as Global Business Line Controller. He joined First Pacific in 2006.

Executive Vice President
Group Human Resources

Maisie M.S. Lam

Age 54, born in Hong Kong. Ms. Lam received a Diploma from the Hong Kong Polytechnic University/Hong Kong Management Association. She joined First Pacific in 1983.

Executive Vice President
Group Finance

Joseph H.P. Ng

Age 47, born in Hong Kong. Mr. Ng received an MBA and a Professional Diploma in Accountancy from the Hong Kong Polytechnic University. He is a member of the Hong Kong Institute of Certified Public Accountants and of the Association of Chartered Certified Accountants. Mr. Ng joined First Pacific in 1988 from PriceWaterhouse's audit and business advisory department in Hong Kong. Prior to his appointment as Executive Vice President, Group Finance in May 2002, Mr. Ng was Group Treasurer of the First Pacific Group and served in several senior finance positions within the First Pacific Group.

Vice President
Group Finance

Richard P.C. Chan

Age 40, born in Hong Kong. Mr. Chan received a BBA (Hons) degree from the Hong Kong Baptist University and an MBA from the Chinese University of Hong Kong. He is a Certified Public Accountant (Practising), a CFA charterholder and a Fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He has experience in auditing, accounting, finance and management spanning a diverse range of business activities. Mr. Chan joined First Pacific in 1996 from KPMG.

Vice President
Group Corporate Communications

Sara S.K. Cheung

Age 46, born in Hong Kong. Ms. Cheung received a BA in Business Economics from UCLA (University of California, Los Angeles) and an MBA from Southern Illinois University, Carbondale. She is responsible for investor relations, corporate communications and media relations. Ms. Cheung is a member of the National Investor Relations Institute and the Hong Kong Investor Relations Association. She joined First Pacific in 1997 from the Public Affairs department of Wharf Limited and Wheelock and Company Limited.

Vice President
Company Secretary

Nancy L.M. Li

Age 52, born in Hong Kong. Ms. Li received a BA from McMaster University in Canada and a MSc in Corporate Governance and Directorship from Hong Kong Baptist University. She is a Fellow of the Hong Kong Institute of Company Secretaries and The Institute of Chartered Secretaries & Administrators of Great Britain. Ms. Li joined First Pacific in 1987 from the Hong Kong Polytechnic University's academic secretariat. Prior to that, she worked in the company secretarial department of Coopers & Lybrand. Ms. Li was appointed as First Pacific's Company Secretary in May 2003.

Vice President
Group Tax and Treasury

Peter T.H. Lin

Age 40, born in Hong Kong. Mr. Lin received an MSc in Management Sciences and BSc in Economics and Statistics from the University of Southampton and Coventry University respectively. He is a Fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He is also a member of the Institute of Chartered Accountants in England and Wales and the Hong Kong Tax Institute. Mr. Lin joined First Pacific in 1998 from KPMG where he was a Tax Manager specializing in Corporate Tax.

3. SHARE CAPITAL

The authorised and issued share capital of the Company as at the Latest Practicable Date and following completion of the Rights Issue were and are expected to be as follows:

		Par Value
Authorised:		*US$*
5,000,000,000	Shares	50,000,000
Issued and fully paid or credited as fully paid:		*US$*
3,216,937,003	Shares as at the Latest Practicable Date	32,169,370
Rights Shares to be issued:		*US$*
643,387,400	Shares	6,433,874
Issued share capital upon completion of the Rights Issue:		*US$*
3,860,324,403	Shares	38,603,244

All of the Shares in issue and to be issued rank and will rank pari passu in all respects with each other, including, in particular, as to dividends, voting rights and return of capital. The Shares in issue and the Rights Shares to be issued are or will (as the case may be) be listed on the Stock Exchange.

4. DISCLOSURE OF INTERESTS

(i) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code), to be notified to the Company and the Stock Exchange were as follows:

(a) Long positions in shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital *(%)*	Ordinary shares options
Anthoni Salim	1,422,455,963 (C)(i)	44.22	–
Manuel V. Pangilinan	6,622,759 (P)	0.21	62,000,000
Edward A. Tortorici	32,992,131 (P)	1.03	18,200,000
Robert C. Nicholson	10,762 (P)	0.00	29,500,000
Ambassador Albert F. del Rosario	600,000 (P)	0.02	6,000,000
Benny S. Santoso	–	–	6,000,000
Graham L. Pickles	–	–	3,160,000
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	–	–	4,500,000
Sir David W.C. Tang, *KBE*	–	–	3,160,000

(C) = Corporate interest, (P) = Personal interest

(i) Anthoni Salim indirectly owns 100% of First Pacific Investments (B.V.I.) Limited which, in turn, is interested in 632,226,599 shares in the Company. Anthoni Salim's indirect interest in First Pacific Investments (B.V.I.) Limited is held through Salerni International Limited (a company in which Anthoni Salim directly holds 100% of the issued share capital). Anthoni Salim also owns 56.8% of First Pacific Investments Limited which, in turn, is interested in 790,229,364 shares in the Company. Of the 56.8% of First Pacific Investments Limited's share capital owned by Anthoni Salim, 10% is held by Anthoni Salim directly, and 46.8% by Salerni International Limited. The remaining 43.2% interest in First Pacific Investments Limited is owned as to 30% by Sutanto Djuhar, 10% by Tedy Djuhar and 3.2% by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(b) *Long positions in shares in associated corporations*

- Manuel V. Pangilinan owned 2,242,404 common shares(P) and 15,000,000 share options in Metro Pacific Investments Corporation (MPIC), 210,033 common shares(P) in Philippine Long Distance Telephone Company (PLDT) and 360 preferred shares(P) in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee, as well as 25,000 common shares(P) in Philex Mining Corporation (Philex).

- Edward A. Tortorici owned 69,596 common shares(C) and 660,000 common shares(P) as well as 10,000,000 share options in MPIC and 104,874 common shares(P) in PLDT.

- Robert C. Nicholson owned 1,250 common shares(P) in Philex.

- Sutanto Djuhar owned 15,520,335 ordinary shares(C) in PT Indofood Sukses Makmur Tbk (Indofood).

- Tedy Djuhar owned 15,520,335 ordinary shares(C) in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares(C) in Indofood.

- Anthoni Salim owned 632,370 ordinary shares(C) in Indofood and a direct interest of 2,007,788 shares in Indofood Agri Resources Ltd. (IndoAgri) through his controlled corporations other than First Pacific and an indirect interest of 998,200,000 IndoAgri shares through First Pacific group companies.

- Ambassador Albert F. del Rosario owned 140,005 common shares(P) and 1,560 preferred shares(P) in PLDT, 3,016,624 common shares(P) and 5,000,000 share options in MPIC, 32,231,970 preferred shares in Prime Media Holdings, Inc. (PMH) as nominee, 4 common shares(P) in PMH as beneficial owner, 4,922 common shares(P) in Costa de Madera Corporation, 15,000 common shares(P) in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) in Metro Strategic Infrastructure Holdings, Inc.

- Napoleon L. Nazareno owned 6,648 common shares(P) in MPIC, 13,927 common shares(P) in PLDT and 495 preferred shares(P) in PLDT.

(P) = Personal interest, (C) = Corporate interest

As at the Latest Practicable Date, other than as disclosed, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

(ii) Interests of Substantial Shareholders and other persons

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at the Latest Practicable Date, the Company had been notified that the following persons were interested in 5% or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,422,455,963 Shares (long position) at the Latest Practicable Date, representing approximately 44.22% of the Company's issued share capital, by way of its 46.80% interest in First Pacific Investments Limited (FPIL-Liberia) and its 100% interest in First Pacific Investments (B.V.I.) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 Shares at the Latest Practicable Date, representing approximately 24.57% of the Company's issued share capital at that date. FPIL Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in note (i) of the table on page 166. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 632,226,599 Shares at the Latest Practicable Date, representing approximately 19.65% of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Marathon Asset Management Limited (Marathon), a UK incorporated company, notified the Company that it held 208,871,173 Shares of the Company in August 2008, representing approximately 6.48% of the Company's issued share capital at that time. At the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

(e) Lazard Asset Management LLC (Lazard), a US incorporated company, notified the Company that it held 193,365,000 Shares of the Company in July 2009, representing approximately 6.01% of the Company's issued share capital at that time. At the Latest Practicable Date, the Company has not received any other notification from Lazard of any change to such holding.

(f) The Capital Group Companies, Inc. ("Capital Group"), a US incorporated company, notified the Company that it held 183,097,080 Shares of the Company in October 2009, representing approximately 5.69% of the Company's issued share capital at that time. At the Latest Practicable Date, the Company has not received any other notification from Capital Group of any change to such holding.

As at the Latest Practicable Date, so far as was known to the Directors and chief executive of the Company, the following parties (other than the Directors or the chief executive of the Company) were, directly or indirectly, interested in ten per cent or more of the nominal value of any class of share capital (including any options in respect of such capital) carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of members of the Group	Name of shareholder	Approximate percentage of issued share capital held
PT Indofood Fritolay Makmur	Seven-Up Netherland B.V	49.0%
DMCI-MPIC Water Company Inc.	DMCI Holdings, Inc.	44.6%
PT Mentari Subur Abadi	PT Giat Sembada Sentosa	40.0%
PT Mega Citra Perdana	PT Purwa Wana Lestari	40.0%
PT Surya Rengo Containers	Rengo Company Ltd.	40.0%
PT Swadaya Bhakti Negaramas	PT Giat Sembada Sentosa	40.0%
PT Laju Perdana Indah	PT Bangun Sriwijaya Sentosa	32.0%
PT Indolakto	PT Perusahaan Dagang dan Industries Marison NV	29.5%
PT Putridaya Usahatama	Pandi Kusuma	22.5%
PT Putridaya Usahatama	Siti Sundari Rita	12.5%
PT Multi Agro Kencana Prima	Koperasi Perkebunan Karet Panca Usaha Mitra	20.0%
Manila North Tollways Corporation	Leighton Asia Limited	16.5%
Manila North Tollways Corporation	Egis Projects S.A.	13.9%
Metro Pacific Investments Corporation	The Board of Trustees For the Account of The Beneficial Trust Fund Created Pursuant to the Benefit Plan of PLDT	16.2%
PT Argha Giri Perkasa	PT Minamas Eramustika	13.6%
Indofood Singapore Holdings Pte. Ltd.	PT Mandiri Investama Sejati	12.9%
First Pacific Communications Holdings B.V.	Excella Trading Limited	12.5%
Pacsari Pte. Ltd.	Grace Shipping Ltd.	10.0%
PT Tani Andalas Sejahtera	Agus Suherman	10.0%
First Pacific Realty Partners Corporation	PCI Limited	18.9%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors nor the chief executive of the Company was aware of any other person, other than a Director or a chief executive of the Company, who had an interest or short position in the Shares or underlying Shares of equity derivatives and debentures of the Company which would fall to be disclosed to the Company under the provisions of the Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in ten per cent or more of the nominal value of any class of share capital (including any option in respect of such capital) carrying rights to vote in all circumstances at general meetings of any other member of the Group.

(iii) Interests in Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at the Latest Practicable Date are set out below.

(A) Particulars of the Company's Share Option Scheme

	Share options held at the Latest Practicable Date	Share options exercise price (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors						
Manuel V. Pangilinan	31,800,000	1.76	1 June 2004	**December 2008**	June 2005	May 2014
	30,200,000	5.33	5 September 2007	**September 2012**	September 2008	September 2017
Edward A. Tortorici	18,200,000	5.33	5 September 2007	**September 2012**	September 2008	September 2017
Robert C. Nicholson	14,000,000	1.76	1 June 2004	**December 2008**	June 2005	May 2014
	15,500,000	5.33	5 September 2007	**September 2012**	September 2008	September 2017
Non-Executive Directors						
Ambassador Albert F. del Rosario	2,840,000	1.76	1 June 2004	**June 2005**	June 2005	May 2014
	3,160,000	5.33	5 September 2007	**September 2008**	September 2008	September 2017
Benny S. Santoso	2,840,000	1.76	1 June 2004	**June 2005**	June 2005	May 2014
	3,160,000	5.33	5 September 2007	**September 2008**	September 2008	September 2017
Independent Non-Executive Directors						
Graham L. Pickles	3,160,000	5.33	5 September 2007	**September 2008**	September 2008	September 2017
Prof. Edward K.Y. Chen *GBS, CBE, JP*	1,340,000	1.76	1 June 2004	**June 2005**	June 2005	May 2014
	3,160,000	5.33	5 September 2007	**September 2008**	September 2008	September 2017
Sir David W. C. Tang *KBE*	3,160,000	5.33	5 September 2007	**September 2008**	September 2008	September 2017
Senior Executives	29,032,000	1.76	1 June 2004	**December 2008**	June 2005	May 2014
	4,500,000	3.275	7 June 2006	**December 2010**	June 2007	June 2016
	42,220,000	5.33	5 September 2007	**September 2012**	September 2008	September 2017
Total	**208,272,000**					

(B) Particulars of MPIC's Share Option Scheme

	Share options held at the Latest Practicable Date	Share options exercise price (Peso)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors						
Manuel V. Pangilinan	7,500,000	2.12	9 December 2008	**January 2010**	January 2009	January 2013
	7,500,000	2.73	10 March 2009	**March 2010**	March 2009	March 2013
Edward A. Tortorici	5,000,000	2.12	9 December 2008	**January 2010**	January 2009	January 2013
	5,000,000	2.73	10 March 2009	**March 2010**	March 2009	March 2013
Ambassador Albert F. del Rosario	2,500,000	2.12	9 December 2008	**January 2010**	January 2009	January 2013
	2,500,000	2.73	10 March 2009	**March 2010**	March 2009	March 2013
Senior Executives	38,635,000	2.12	9 December 2008	**January 2010**	January 2009	January 2013
	41,345,245	2.73	10 March 2009	**March 2010**	March 2009	March 2013
Total	**109,980,245**					

5. DIRECTORS' INTERESTS

(a) Service Contracts

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which was not expiring or determinable by the employer within one year without payment of compensation, other than statutory compensation.

(b) Assets of the Group

As at the Latest Practicable Date, none of the Directors had any interest, direct or indirect, in any assets which have, since 31 December 2008 (being the date to which the latest published audited consolidated financial statements of the Company were made up), been acquired or disposed of by, or leased to, the Company or any member of the Group, or were proposed to be acquired or disposed of by, or leased to, the Company or any member of the Group.

(c) Contracts of the Group

As at the Latest Practicable Date, save for Mr. Anthoni Salim's interests in the underlying contracts of the continuing connected transactions referred to in the Shareholders' circular dated 13 June 2008, none of the Directors were materially interested in any contract or arrangement entered into by any member of the Group subsisting at such date and which is significant in relation to the business of the Group.

6. DIRECTORS' INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates have a controlling interest in a business which competes either directly or indirectly with the business of the Company.

7. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

8. MATERIAL CONTRACTS

The following contracts have been entered into by the Group (not being contracts entered into in the ordinary course of business) within the two years immediately preceding the date of this Prospectus and are or may be material:

(a) the Underwriting Agreement, comprising the underwriting agreement dated 15 October 2009 entered into between the Company and the Underwriters, as amended by an amendment agreement dated 4 November 2009 entered into between the same parties;

(b) agreement dated 2 October 2009 between Metro Pacific Investments Corporation ("MPIC") and Beneficial Trust Fund established for the benefit of qualified employees of Philippine Long Distance Telephone Company ("BTF") relating to the sale and transfer to MPIC of 113,313,389 common shares in Manila Electric Company ("Meralco");

(c) subscription agreement dated 2 October 2009 by MPIC and BTF relating to subscription by and issue to BTF of 3,159,162,338 MPIC shares from the unissued capital stock of MPIC;

(d) placement agreement dated 19 September 2009 by MPIC and MPHI with CLSA Singapore Pte Ltd and UBS AG covering 4,150,000,000 common shares of MPIC, with an over-allotment option ("Over-Allotment Option") covering an additional 620,000,000 common shares of MPIC;

(e) greenshoe agreement dated 19 September 2009 between MPHI and CLSA Limited as over-allotment agent to regulate the exercise of the Over-Allotment Option;

(f) subscription agreement dated 19 September 2009 by MPHI and MPIC relating to top up subscription under the re-launch of the listed shares of MPIC;

(g) agreement dated 19 June 2009 between MPIC, AB Holdings Corporation ("ABHC") with the conformity of Landco Pacific Corporation ("Landco") and Alfred Xerez-Burgos, Jr. in relation to ABHC's acquisition from MPIC of 1,330,247 fully paid common shares of Landco;

(h) sale and assignment agreement dated 21 November 2008 between PT Salim Ivomas Pratama and Lyminton Pte Ltd in relation to the acquisition of 29.98% interest in PT Sarana Inti Pratama;

(i) sale and purchase agreement dated 21 November 2008 between PT Salim Ivomas Pratama, PT Mulia Abadi Lestari and PT Indoagri Inti Plantation in relation to the purchase of the remaining 30% interest of PT Mitra Inti Sejati Plantation;

(j) term sheet dated 3 October 2008 entered into between the Company and Philex Mining Corporation ("Philex") relating to an acquisition of an approximate aggregate 20.16% interest in Philex by a wholly owned subsidiary of the Company and a letter agreement dated 15 October 2008 supplementing the same;

(k) agreement dated 22 September 2008 between PT Indofood Sukses Makmur Tbk ("Indofood") and Pastilla Investment Limited ("Pastilla") in relation to the acquisition of share capital in Drayton Pte. Ltd. ("Drayton") and the assignment to Indofood of a loan owing by Drayton to Pastilla;

(l) agreement dated 9 September 2008 between MPIC, ABHC, Alfred Xerez-Burgos, Jr. and Landco in relation to certain call option;

(m) share purchase agreement dated 26 August 2008 between Benpres Holdings Corporation as Seller ("Benpres"), First Philippine Holdings Corporation as Seller ("FPH") and MPIC in respect of shares in First Philippine Infrastructure, Inc;

(n) agreement dated 27 June 2008 by Asset Holder PCC No.2 Limited in respect of Ashmore Asian Recovery fund, EMDCD Ltd., Ashmore Global Special Situations Fund 4 Limited Partnership, Ashmore Global Special Situations Fund 2 Limited, Ashmore Global Special Situations Fund 3 Limited Partnership as Assignors and Salient Holdings Limited, a wholly owned subsidiary of the Company, as Assignee for purchase of DMCI-MPIC Water Company Inc.'s convertible notes;

(o) agreement dated 27 June 2008 on repayment of the exchangeable notes (exchangeable into shares of Maynilad Water Services, Inc.) by Metro Pacific Investments Corporation to Inframetro Investments Pte Ltd;

(p) share subscription agreement dated 9 May 2008 by PT Salim Ivomas Pratama with (i) PT Bangun Sriwijaya Sentosa, (ii) PT Lajuperdana Indah (the "Target Company") and (iii) the minority shareholders of the Target Company in relation to subscription of 60% new equity in the Target Company.

9. MISCELLANEOUS

(a) The Company Secretary of the Company is Ms. Nancy L.M. Li, MSc (Corporate Governance and Directorship), BA, FCS(PE), FCIS.

(b) The qualified accountant of the Company is Mr. Richard L. Beacher, BA(Hons) in Economics and Accounting, FCCA, CPA.

(c) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. The principal office of the Company is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(d) The principal share registrar and transfer office is Butterfield Fulcrum Group (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(e) The share registrar and transfer office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(f) The Company's auditors are Ernst & Young, Certified Public Accountants, of 18th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong.

(g) The Company's legal advisers in relation to the Rights Issue are (i) as to Hong Kong law, Richards Butler, in association with Reed Smith LLP, of 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong, (ii) as to Bermuda law, Conyers Dill & Pearman, Room 2901, One Exchange Square, 8 Connaught Place, Central, Hong Kong and (iii) as to US law, Davis Polk & Wardwell LLP, 18th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong.

(h) The Company's principal bankers are Calyon Corporate and Investment Bank, Mizuho Corporate Bank, Ltd, Standard Chartered Bank, Banco de Oro Unibank, Inc and Metropolitan Bank and Trust Company.

(i) The Company's authorised representatives (as defined in the Listing Rules) are (A) Mr. Manuel V. Pangilinan and (B) Mr. Edward A. Tortorici, together with Mr. Robert C. Nicholson (alternate to (A)) and Ms. Nancy L.M. Li (alternate to (B)).

10. QUALIFICATIONS OF EXPERT

The following is the qualification of the expert who has given an opinion or advice which is contained in this Prospectus ("Expert"):

Name	Qualification
Ernst & Young	Certified Public Accountants

11. EXPERT'S INTERESTS IN ASSETS

The Expert has confirmed that as at the Latest Practicable Date, it does not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

The Expert has further confirmed that as at the Latest Practicable Date it does not have any direct or indirect interests in any assets or any securities of the Company or any member of the Group which have since 31 December 2008 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by, or leased to, the Company or any member of the Group, or which are proposed to be acquired or disposed of by, or leased to, the Company or any member of the Group.

12. CONSENT OF EXPERT

The Expert has given and has not withdrawn its written consent to the issue of this Prospectus with the inclusion herein of its letter and/or references to its name in the form and context in which it appears.

13. EXPENSES

The expenses in connection with the Rights Issue, including the underwriting commission, printing, registration, translation, legal and accounting charges are estimated to be approximately HK$40.7 million and will be payable by the Company.

14. GENERAL

In case of discrepancy or differences in interpretation, the English text of this Prospectus prevails over the Chinese text.

15. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong, on any weekday, except public holidays, for 14 days from the date of this Prospectus:

(a) this Prospectus;

(b) the memorandum of association and Bye-laws of the Company;

(c) the annual reports of the Company for the two years ended 31 December 2007 and 31 December 2008;

(d) the interim report of the Company for the six months ended 30 June 2009;

(e) the letter from Ernst & Young on the unaudited pro forma financial information of the Group dated 4 November 2009, the text of which is set out in Appendix II to this Prospectus;

(f) the material contracts referred to in the section headed "Material Contracts" in this Appendix III; and

(g) the written consent from the Expert referred to in the section headed "Consent of Expert" in this Appendix III.

16. DOCUMENTS DELIVERED TO THE REGISTRAR OF COMPANIES

A copy of each of the Prospectus Documents and the written consent referred to in the paragraph headed "Consent of Expert" in this Appendix III have been delivered to the Registrar of Companies in Hong Kong for registration as required by Section 342C of the Companies Ordinance.

A copy of each of the Prospectus Documents will be delivered to the Registrar of Companies in Bermuda on or as soon as reasonably practicable after the publication of this Prospectus as required by the Companies Act 1981 of Bermuda.

Important Note to QIBs:

Please return a duly signed investor representation letter to First Pacific Company Limited (the "**Company**"), by mail, fax or email to companysecretary@firstpacific.com to the Company so as to reach the Company on or before 1:00 p.m. on Wednesday, 11 November 2009 (Hong Kong time). If you are a Beneficial Owner, please also forward a copy of the signed investor representation letter to your Intermediary or Registered Owner (which references, for the avoidance of doubt, exclude and are not intended to refer to HKSCC Nominees Limited). You should note that if you do not return a duly signed investor representation letter in a timely manner, you may not be eligible to participate in the Rights Issue and will not be allowed to receive the Prospectus Documents, including the PAL and the EAF.

Dated ____________________ 2009

First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place, Central
Hong Kong
Fax: +852 2810 4313
Email: companysecretary@firstpacific.com
Attention: Nancy Li, Company Secretary

Ladies and Gentlemen:

This letter is delivered in connection with our exercise of subscription rights to subscribe for shares (the "**Shares**") by way of a private placement in the capital of the Company in connection with the rights issue (the "**Rights Issue**") of 643,387,400 rights Shares ("**Rights Shares**"), including the rights in nil paid form to subscribe for Rights Shares ("**Nil-Paid Rights**" and, together with the Rights Shares, the "**Securities**") on the basis of 1 Rights Share for every 5 existing Shares held (or held by us through CCASS), as at 5:00 p.m. on the record date for the Rights Issue, being 4 November 2009. We hereby represent, warrant and agree that at all times before the settlement of the Rights Issue:

1. We are a "qualified institutional buyer" ("**QIB**") (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the "**Securities Act**"), with the full power and authority to make the acknowledgements, representations and agreements contained herein, and, if we are acquiring the Securities as a fiduciary or agent for one or more investor accounts, each owner of such account is a QIB, we have investment discretion with respect to each such account, and we have the full power and authority to make the acknowledgements, representations and agreements contained herein on behalf of each owner of such account and, in such event, the references to us in such acknowledgements, representations and agreements contained herein shall be read to include each owner of such account.

2. We are an existing shareholder of the Company and are acquiring the Securities for our own account, or for the account of one or more QIB(s) as to which we have full investment discretion, in each case for investment purposes, and not with a view to any resale, distribution or other disposition (within the meaning of the U.S. securities laws) of the Securities.

   We understand (and each account for which we are acting has been advised and understands) that no action has been or will be taken to permit an offering of the Securities in any jurisdiction (other than the registration of the Prospectus with the Registrar of Companies of Hong Kong and the Registrar of Companies in Bermuda); and we will not offer, resell, pledge or otherwise transfer any of the Securities which we may acquire, or any beneficial interests therein, in any jurisdiction or in any circumstances in which such offer or sale is not authorised or to any person to whom it is unlawful to make such offer, sale or invitation except under circumstances that will result in compliance with any applicable laws and/or regulations.

3. Without limiting the generality of the foregoing, we understand (and each account for which we are acting has been advised and understands) that the Securities have not been and will not be registered under the Securities Act, and are being offered and sold to us (or such beneficial owner) in a transaction not involving a public offering, or in reliance on an exemption from the registration requirements of the Securities Act, which may include Rule 144A.

4. We understand and agree (and each account for which we are acting has been advised and understands) that the Securities are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and may not be deposited into any unrestricted depositary receipt facility, including but not limited to the existing American Depositary Receipts ("ADRs") facility maintained by Bank of New York Mellon (the "**Depositary**"), as depositary for the Company's ADRs, unless at the time of deposit such Securities are no longer "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act.

5. We acknowledge that, regardless of whether our current holding is in the form of ordinary shares or American Depositary Shares ("ADSs"), to the extent we participate in the Rights Issue (conditional upon meeting certain requirements, including inter alia our completing, signing and delivery of this letter as instructed) and acquire any Rights Shares, we will receive such Rights Shares in the form of ordinary shares and not in the form of ADSs. We further acknowledge that until one year after the latest date on which the Rights Shares are delivered in the Rights Issue (which is currently expected to be 27 November 2009) or until the Rights Shares are no longer "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, no depositary will accept deposits of the Rights Shares in any ADR facility, or permit pre-releases of the Company's ADSs from any ADR facility, unless we (or a broker on our behalf) certify, among other things, that the shares to be deposited were not subscribed or purchased pursuant to the Rights Issue, and that we have not borrowed shares to be deposited with the intention of replacing them with Rights Shares subscribed or purchased pursuant to the Rights Issue.

6. We acknowledge that the Shares are listed on The Stock Exchange of Hong Kong Limited (the "**HKSE**") and that the Company is therefore required to publish certain business and financial information in accordance with the rules and practices of the HKSE (the "**Exchange Information**") and that we are able to obtain or access such information without undue difficulty. We understand that the Exchange Information has been prepared in accordance with the HKSE format, style and content, which differs from US format, style and content. We understand that the financial statements included in the Prospectus (as defined below) were not prepared in connection with an offering registered with the US Securities and Exchange Commission (the "**SEC**") under the Securities Act. Furthermore, we understand that the work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it has been carried out in accordance with those standards. None of the Company, the underwriters who may be associated with the Rights Issue (the "**Underwriters**") nor any of their respective affiliates has made any recommendation, promise, representation or warranty to us, express or implied, with respect to the Company, the Rights Issue or the Securities or the accuracy, completeness or adequacy of the Exchange Information.

7. We are not acquiring or subscribing for the Securities as a result of any general solicitation or general advertising, including advertisements, articles, notices, or other communications published in any newspaper, magazine or similar media or broadcast over radio or television; or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

8. Provided that we have returned and duly signed this investor representation letter in a timely manner, we understand that we will receive a copy of the prospectus dated 4 November 2009 relating to the Securities (the "**Prospectus**"), and will have access to the financial and other information regarding the Company and the Securities as we will have requested in connection with our investment decision to subscribe for and purchase the Securities. We agree that we will hold the Prospectus in confidence, it being understood that the Prospectus will be received by us solely for our use and that we will not duplicate, distribute, forward, transfer or otherwise transmit the Prospectus, any provisional allotment letter or excess application form relating to the Rights Issue, or any other materials concerning the Rights Issue (including electronic copies thereof) to any persons within the US, and agree that such materials shall not be duplicated, distributed, forwarded, transferred or otherwise transmitted by us. We have not relied on financial or other information supplied to us by any person other than information contained in the Prospectus or information provided by the Company. We have made our own assessment concerning the relevant tax, legal and other economic considerations relevant to our investment in the Securities including whether the Company and any of its direct or indirect subsidiaries is a "passive foreign investment company" (a "**PFIC**") within the meaning of section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and the consequences of the acquisition, ownership and disposition of a direct or indirect interest in a PFIC. We understand that if the Company were determined to be a PFIC, there would be adverse tax consequences for a U.S. holder of the Securities.

9. We acknowledge that (a) any information that we have received or will receive relating to the Rights Issue and the Securities, including the Prospectus and the Exchange Information (collectively, the "**Information**"), has been prepared solely by the Company and (b) that none of the Underwriters, or their respective affiliates, has verified or will verify such information, and no recommendation, promise, representation or warranty (express or implied) is or has been made or given by any of the Underwriters or their respective affiliates as to the accuracy, completeness or sufficiency of the Information, and nothing contained in the Information is, or shall be relied upon as, a promise, representation or warranty by them or their affiliates. Neither the Underwriters nor any of their affiliates are under any obligation to provide us with any amendment, update or replacement information with respect to the Information.

10. We understand that, to the extent the Rights Shares are delivered in certificated form, the certificate delivered in respect of the Rights Shares will bear a legend substantially to the following effect for so long as the Rights Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act:

    "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE US SECURITIES ACT OF 1933 (THE "US SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE US, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE US SECURITIES ACT ("RULE 144A") OR ANOTHER EXEMPTION FROM, OR TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE US SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE US SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE US SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE US. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE US SECURITIES ACT FOR RESALES OF THESE SHARES. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THESE SHARES MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF THE COMPANY'S SHARES, ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK FOR SO LONG AS THESE SHARES REMAIN "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144A(a)(3)."

11. Prior to deciding to subscribe for the Securities, we (a) will have consulted with our own legal, regulatory, tax, business, investment, financial and accounting advisers in each jurisdiction in connection herewith to the extent we have deemed necessary, (b) will have possessed all information relating to the Company and the Securities which we believe is necessary for the purpose of making our investment decision, (c) will have had a reasonable opportunity to ask questions of and receive answers from officers and representatives of the Company concerning the respective financial condition and results of operations of the Company and the subscription for the Securities, and any such questions will have been answered to our satisfaction, (d) will have reviewed all information that we believe is necessary or appropriate in connection with a subscription for the Securities and (e) will have conducted our own due diligence on the Company and the Rights Issue, and will have made our own investment decisions based upon our own judgment, due diligence and advice from such advisers as we have deemed necessary and will not have relied upon any recommendation, promise, representation or warranty of or view expressed by or on behalf of the Underwriters or their respective affiliates (including any research reports).

12. We will not hold the Underwriters or any of their respective affiliates responsible for any misstatements in or omissions in the Information or in any other written or oral information provided by the Company to us. We acknowledge that no written or oral information relating to the Rights Issue and the Securities has been or will be provided by the Underwriters or any of their respective affiliates to us.

13. We understand and agree that we may not rely, and we have not relied, on any investigation that the Underwriters or any of their respective affiliates or any person acting on their behalf has conducted with respect to the Rights Issue or the Securities, and neither of them nor any affiliate thereof, nor any of their respective affiliates, employees, officers, directors or representatives has made any recommendation, promise, representation or warranty to them, express or implied, with respect to the Company, the Rights Issue or the Securities.

14. We have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and we have the financial ability to bear the economic risk of investment in the Securities and to sustain a complete loss in connection therewith. We will not look to the Company or any of the Underwriters for all or part of any such loss or losses we may suffer.We have no reason to anticipate any change in our circumstances, financial or otherwise, which may cause or require any sale or distribution by us of all or any part of any Securities we may decide to invest in.

15. We agree that in the event that at some future time we wish to reoffer, resell, pledge or otherwise transfer any of the Securities, we will not do so except in accordance with any applicable U.S. federal law and securities laws of any state of the US and we certify that either:

    (a) we will transfer the Securities in an offshore transaction in accordance with Rule 903 or 904 of Regulation S under the Securities Act, which includes for the avoidance of doubt a bona fide sale on the HKSE that has not been prearranged with any counterparty thereto;

(b) we will transfer the Securities in a transaction exempt from the registration requirements of the Securities Act and, if requested by the Company, provide an opinion of counsel reasonably satisfactory to the Company which states that the transfer is exempt from the registration requirements of the Securities Act; or

(c) we will transfer the Securities pursuant to an effective registration statement under the Securities Act.

We understand and acknowledge that the Underwriters are assisting the Company in respect of the Rights Issue and that the Underwriters are acting solely for the Company and no one else in connection with the Rights Issue and, in particular, are not providing any service to us, making any recommendations to us, advising us regarding the suitability of any transactions we may enter into to subscribe or purchase any Securities or providing advice to us in relation to the Company, the Rights Issue or the Securities. Further, to the extent permitted by law, we waive any and all claims, actions, liabilities, damages or demands we may have against the Underwriters arising from their engagement with the Company.

We have full power and authority to execute and deliver this letter, which constitutes our valid and legally binding obligation and is enforceable against us in accordance with its terms.

16. We acknowledge that the Company, the Underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations, warranties and agreements and agree that the foregoing acknowledgements, representations, warranties and agreements will be valid as if repeated at all times up to the settlement of the Rights Issue.

We understand that the Company, the Underwriters and their respective affiliates are relying on this letter in order to comply with U.S. and other securities laws. We irrevocably authorise any depository, which includes any nominee, custodian or other financial intermediary through which we hold Shares, to provide the Company and each of the Underwriters with a copy of this letter and such information regarding our identity and holding of Shares (including pertinent account information and details of our identity and contact information) as is necessary or appropriate to facilitate our acquisition or exercise of Nil-Paid Rights or purchase of Rights Shares. We also irrevocably authorise the Company, the Underwriters and their respective affiliates to produce this letter or a copy hereof to any interested party in any administrative, arbitration or legal proceeding or official inquiry with respect to the matters set forth herein.

Very truly yours,

By Institution: ______________________________

Signature ______________________________

Name:

Title:

Institution's Address: ______________________________

____

____

____

____

Daytime Telephone Number: ______________________________

If signing on behalf of another person, please indicate the capacity in which signed:

____

____

____

Name, address and contact details of the financial intermediary or nominee in Hong Kong through which the Shares are held:

____

____

____

____

____

此乃要件　請即處理

閣下如對本章程任何方面或應採取之行動**有任何疑問**，應咨詢　閣下之持牌證券交易商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本章程送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

章程文件各一份（隨附本章程附錄三內「送交公司註冊處處長之文件」一段內所指明之文件）已按公司條例第342C條規定獲香港公司註冊處處長註冊並將於刊發本章程時或其後在合理切實可行情況下儘快送交百慕達公司註冊處處長存檔。香港公司註冊處處長、百慕達公司註冊處處長及香港證券及期貨事務監察委員會對該等文件的內容概不負責。

香港交易及結算所有限公司、聯交所及香港結算對本章程之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本章程全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

向香港以外司法管轄區派發章程文件可能受法律限制。擁有章程文件者（包括（但不限於）代理、保管人、代名人及受託人）應知悉及遵守任何有關限制。未有遵從該等限制可能構成違反任何有關司法管轄區之證券法律。尤其是，除本公司所決定之若干例外情況外，本章程、暫定配額通知書及額外申請表格不應在、向或由任何指明地區派發、轉送或傳遞。

股東及實益擁有人敬請參閱本章程內「合資格股東及暫停辦理股份過戶登記」、「派發本章程及其他章程文件」、「不合資格股東」及「指明地區內或許可接納其於供股中之權利的有限類別人士」各節內所載之重要資料。美國、英國及加拿大之股東及實益擁有人特別敬請參閱本章程內「不合資格股東」及「指明地區內或許可接納其於供股中之權利的有限類別人士」各節。除於本文件內另有所載者外，本章程內所述之供股並非向指明地區內之股東、實益擁有人或投資者作出。

擁有本章程及／或其他章程文件之股東、實益擁有人及任何其他人士應知悉及遵守任何適用法律規定。任何指明地區之人士如接獲本章程及／或任何其他章程文件，均不可視其為認購任何供股股份之要約、邀請或招攬，除非有關要約、邀請或招攬可合法作出而無須符合有關地區之任何註冊或規管或法律規定，則作別論。

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

（根據百慕達法例註冊成立之有限公司）
網址：http://www.firstpacific.com
（股份代號：00142）

第一太平有限公司
建議供股
涉及643,387,400股供股股份，
有關認購價為每股供股股份3.40港元，
有關基準為每持有五股現有股份可獲配發一股供股股份

供股聯席包銷商
（根據其英文名稱字母排序）

CAZENOVE ASIA
A Standard Chartered group company

CREDIT SUISSE

HSBC 滙豐

除另有說明者外，本章程內所有日期及時間均分別指香港日期及香港時間。

接納供股股份及付款之最後時間為二零零九年十一月十九日（星期四）下午四時三十分。有關接納供股股份及付款之手續載於本章程「接納及轉讓之手續」一節內。

現有股份及未繳股款與繳足股款供股股份之買賣可通過由香港結算建立和營運的中央結算系統結算。　閣下應咨詢　閣下之持牌證券交易商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問，以了解結算安排詳情以及有關安排可能如何影響　閣下之權利及權益。

待未繳股款及繳足股款之供股股份獲批准在聯交所上市及買賣，以及遵守香港結算之股份收納規定，則未繳股款及繳足股款之供股股份將由未繳股款及繳足股款之供股股份開始在聯交所買賣之日起或香港結算釐定之有關其他日期起獲香港結算接納為合資格證券，可於中央結算系統內寄存、結算及交收。聯交所參與者之間於任何交易日進行的交易須於其後第二個營業日在中央結算系統內進行交收。中央結算系統之所有活動均須受不時有效之中央結算系統一般規則及中央結算系統運作程序所限制。

敬請注意，包銷協議賦予包銷商權利可在發生以下事件時以於最後終止時間前任何時間向本公司發出通知終止其於包銷協議之責任：(a)倘若於包銷協議日期後，包銷商獲悉以下任何事項或包銷商有合理因由相信：(i)該公告、章程文件或任何補充章程所載的任何陳述在任何重大方面於當時為或已成為失實、不正確或有誤導性；或(ii)發生或發現任何事宜，而倘若該公告、章程文件或任何補充章程於當時已經發出，如其並未於該公告、章程文件或任何補充章程中披露，會構成其重大遺漏事宜；或(iii)任何適用法律或監管規則規定本公司須就供股發出補充章程；或(iv)本公司於包銷協議所給予之任何保證為（或倘若於當時重覆會是）失實或違反；或(v)根據包銷協議所載之彌償導致或可能導致本公司須負上任何法律責任的任何事件、作為或遺漏；或(vi)本公司違反其於包銷協議之任何責任或承諾；或(vii)本公司或其任何附屬公司或PLDT的業務或財務或經營狀況或前景有任何不利逆轉或潛在不利轉變，而包銷商認為對供股屬重大改變；或(viii)控股股東未有遵守其於控股股東之承諾的任何責任或承諾；或(ix)聯交所撤回有關（未繳股款及繳足股款）供股股份上市及買賣之批准；或(x)股份在連續多過一個營業日期間暫停在聯交所買賣（就發表該公告取得聯交所審批有關之任何停牌除外）；或(b)以下事件被發現、出現、存在或生效：(i)本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務發生任何一件或一連串不可抗力事件（包括（但不限於）天災、戰爭、騷亂、擾亂公眾秩序、內亂、火災、水災、爆炸、疫症、恐怖主義活動、罷工或閉廠、敵對行為爆發或升級（無論有否宣戰）或宣佈全國或國際間進入緊急狀態或災難或危機）；或(ii)本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務頒佈任何新法律或規例或現有法律或規例出現任何變動（或任何法院或其他主管當局更改其詮釋或應用）；或(iii)香港有關當局宣佈銀行停止經營；或(iv)出現任何事件或一連串事項，而其涉及或有關或以其他方式影響當地（包括（但不限於）香港）、國家、地區或國際金融、政治、軍事、工業、經濟、法律、財政或監管事宜或狀況或其任何變動；或(v)任何當地、國家或國際證券市場之狀況出現任何變動（包括（但不限於）任何全面禁止、暫停或重大限制聯交所、新加坡證券交易所、菲律賓證券交易所或印尼證券交易所的證券買賣）；或(vi)本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務的稅務或外匯管制出現變動或發展（包括潛在發展），而其將會或可能對本公司或其任何附屬公司或PLDT或本公司之現有或未來股東產生不利影響，而在任何有關情況下，包銷商全權認為，將會或可能：(A)對本公司、其附屬公司及PLDT的整體業務或財務或貿易狀況或前景或供股或其成功產生重大不利影響或構成重大損害；或(B)導致繼續進行供股成為不智或不適宜；或(C)導致包銷協議的任何部分（包括包銷）未能根據其條款履行。

二零零九年十一月四日

供股須待包銷協議成為無條件及並無被終止後，方可作實。倘若供股之條件並無獲履行，則供股將不會進行，在該情況下，本公司將會於適當時間另行刊發公告。敬請注意，股份已經由二零零九年十月二十九日(星期四)起以除權基準買賣。供股股份預期將於二零零九年十一月九日(星期一)至二零零九年十一月十六日(星期一)期間(首尾兩天包括在內)以未繳股款方式買賣。上述買賣將於供股之條件尚未獲履行時發生。自現時至有關條件獲履行或獲豁免之日期，買賣本公司證券之任何人士，以及於二零零九年十一月九日(星期一)至二零零九年十一月十六日(星期一)(即分別為買賣未繳股款供股股份之首日及最後日期)期間買賣未繳股款供股股份之任何人士，須承擔供股可能未能成為無條件及可能不會進行之風險。於此期間買賣或計劃買賣本公司證券及／或未繳股款供股股份之任何人士如對其狀況有任何疑問，敬請咨詢其本身之專業顧問。

除本文件另有所載外，位於指明地區的股東、實益擁有人或投資者將不獲提出本章程所述的供股。本章程並不構成於作出有關建議或請求屬違法的任何司法管轄區提出任何出售或發行建議或邀請，或有關購入未繳股款供股股份或繳足股款供股股份或接納任何未繳股款供股股份配額的任何要約的任何請求的一部分。未繳股款供股股份、繳足股款供股股份、暫定配額通知書或額外申請表格一概不會根據任何指明地區的證券法例登記，而未繳股款供股股份、繳足股款供股股份、本章程、暫定配額通知書或額外申請表格一概不會根據任何指明地區(根據本公司所同意的任何適用例外情況除外)的任何有關證券法例合資格進行分派。因此，未繳股款供股股份及繳足股款供股股份一概不得向任何指明地區或在任何指明地區內(根據本公司所同意的任何適用例外情況除外)直接或間接予以提呈、出售、抵押、接納、行使、轉售、放棄、轉讓或交付。

登記地址位於任何指明地區的股東及為指明地區居民之實益擁有人請參閱本章程「不合資格股東」及「指明地區內或許可接納其於供股中之權利的有限類別人士」各節。

澳洲投資者注意事項
本章程並不構成澳利大亞聯邦《2001年公司法》(「澳洲2001年公司法」)第6D.2部分所指的披露文件。因此，本章程不一定載列有意投資者預期將載於發售文件或作出投資決定可能所需的所有資料。本章程涉及的建議乃於澳洲根據澳大利亞證券及投資事務監察委員會於2007年7月頒布的Class Order 00/183作出。本章程僅構成在澳洲向於有關記錄日期記錄為股份持有人的人士，提出出售未繳股款供股股份及繳足股款供股股份的建議。

由本章程所指任何發行未繳股款供股股份及繳足股款供股股份的建議將未有根據第6D.2部分作出披露下提出，故於出售後12個月內於澳洲提呈該等未繳股款供股股份及繳足股款供股股份轉售，或根據澳洲2001年公司法第707(3)條，須在澳洲2001年公司法第708條的豁免條文概不適用於該轉售的情況下，根據第6D.2部分向投資者作出披露，猶如ASIC Class Order 00/214並不適用。

本章程僅擬提供一般資料，乃本公司在並無考慮任何特定人士的目標、財政狀況或需要下編製。收件人在依據此資料行事前，應考慮此資料是否適合其個人目標、財政狀況或需要。在作出任何決定接納未繳股款供股股份及繳足股款供股股份的建議前，收件人應審閱及考慮本章程的內容，並取得切合其情況的財務意見(或其他適當的專業意見)。本文件乃根據境外市場(即香港)之法律及營運規則編製。本公司無須遵守澳洲2001年公司法之持續披露規定。

巴西投資者注意事項
供股並不構成巴西的公開發售。本文件並無向巴西證券委員會存檔或登記。供股股份(未繳股款或繳足股款)將不會於巴西公開買賣。

加拿大投資者注意事項
未繳股款供股股份及繳足股款供股股份均不可直接或間接在加拿大任何省或地區或為加拿大任何省或地區之任何居民的利益而派發，除非獲豁免將章程或權利要約章程送交加拿大任何省或地區之監管機構的規定而有關要約或銷售乃由根據適用法律妥為註冊之買賣商在不可豁免適用註冊買賣商註冊規定之情況下作出，則作別論。

法國投資者注意事項
根據指令2003/71/EC第3.2.b條(內容有關向公眾人士提呈證券或獲准買賣時刊發之章程)、法國貨幣及金融法第L.411-2條及該法第D.411-4條，任何要約如只提呈限定的投資者而數目少於一百名法國投資者，則不構成該法第L.411-1條所指的公開發售。

為符合Autorité des Marchés Financiers (AMF)一般規例第211-3條，本公司因此通知參與供股的投資者：

1. 供股無須將章程提交AMF批准；

2. 法國貨幣及金融法第L.411-2條第II部第2點所述之人士或實體可僅為本身之賬戶參與供股，誠如法國貨幣及金融法第D. 411-1、D. 411-2、D. 734-1、D. 744-1、D. 754-1及D. 764-1條所規定；

3. 所收購之金融工具(包括(但不限於)本公司之供股股份及股份)不可直接或間接向公眾人士分發，惟根據法國貨幣及金融法第L. 411-1、L. 411-2、L. 412-1及L. 621-8至L. 621-8-3條除外。

英國投資者注意事項

章程文件在英國只可提供予，亦只會發給以下人士：(a)如屬投資方面事宜擁有專業經驗者及如屬《2005年《2000年金融服務與市場法》(金融推廣)令》(經修訂)(「**金融推廣令**」)第19(5)條所指明之投資專業人員；(b)如屬《金融推廣令》第49(2)(a)至(d)條所指的人(「高淨值公司、非法團組織等」)；或(c)可另行合法向其派發本章程者(所有該等人士連同「合資格投資者」(定義見指令2003/71/EC)統稱為「**有關人士**」)。在英國，並非有關人士者不得就章程文件及其內容行事或依賴其。在英國，章程文件有關之投資或投資活動只適用於有關人士，亦只會與有關人士進行。本章程獲豁免有關邀請或促使進行投資活動之通訊的一般限制，因此未經獲授權人士批准(如《2000年金融服務與市場法》第21條所規定)。本章程有關之任何投資只適用於有關人士(而其有關之任何投資活動亦只會與有關人士進行)。位於英國而並非有關人士者於收到本章程(或任何其他章程文件)後不應採取任何行動。倘若在英國收取本章程(或任何其他章程文件)， 閣下將被視為向本公司保證， 閣下屬於上述類別人士。

美國投資者注意事項

本章程不得以電子或其他方式向美國以內的人傳閱、派發、轉交、交付或轉發，美國以內任何人亦不得依賴其作為任何投資決定的基礎或作任何其他用途，惟下文所規定者除外。

此等資料並不構成在美國購買或認購證券之任何要約或招攬或為其一部分。未繳股款供股股份及繳足股款供股股份並無(亦將不會)根據美國《1933年證券法》或美國任何州或其他司法管轄區之證券法律註冊，亦不可在美國直接或間接提呈、發售、接納、行使、轉售、放棄、轉讓或交付，除非獲得有關美國《1933年證券法》註冊規定的適用豁免，及符合美國任何州或其他司法管轄區之適用證券法律。未繳股款供股股份及繳足股款供股股份、章程、暫定配額通知書及額外申請表格未經美國證券及交易委員會、美國任何州之證券委員會或任何美國監管當局批准或不批准，任何上述有關當局亦並無通過或同意提呈未繳股款供股股份及繳足股款供股股份、暫定配額通知書及額外申請表格之可取之處或本章程之準確性或足夠性。該等證券將不會在美國公開發售。未繳股款供股股份及繳足股款供股股份(1)依據《證券法》規例S在離岸交易中提呈及出售，及(2)在美國可依賴《證券法》第4(2)條之註冊規定豁免，在豁免《證券法》之註冊規定的交易中，向本公司合理相信為《證券法》規則144A所指的「合資格機構買家」，並向本公司提供本章程附錄四所載形式之已簽署投資者聲明書者提呈及出售。

在美國以外提呈之供股股份乃依據《證券法》規例S提呈。在美國以外之提呈及出售供股股份之每名買方或認購人將被視為已聲明及同意(其中包括)買方或認購人在符合《證券法》規例S規定之離岸交易中收購供股股份。

此外，直至章程文件寄發日期40日後，在美國由經紀／買賣商(不論是否參與供股)提呈、出售或轉讓可能違反《證券法》之註冊規定。

新罕布什爾州投資者注意事項

並無根據新罕布什爾州經修訂法例第421-B章(「RSA 421-B」)將註冊聲明或特許申請在新罕布什爾州存檔之事實，以及已在新罕布什爾州有效註冊證券或有人獲特許之事實，均不構成新罕布什爾州秘書任何根據RSA 421-B存檔之文件為真實、完整及並無誤導成分的結果。任何有關事實以及證券或交易可獲豁免或除外之事實，均不表示州秘書已以任何形式通過任何人、證券或交易之可取之處或資格，或推薦或批准。向任何潛在買方、顧問或客戶作出或致使作出與本段規定不一致之任何陳述均屬違法。

判決的強制執行

本公司為一家在百慕達註冊成立之公眾公司。大部分董事會成員及大部分本公司僱員均為美國以外國家之公民或居民。有關人士之大部分資產及本公司之所有或幾乎所有資產均位於美國以外。因此，投資者未必可在美國以內向有關人士或本公司送達法律程序文件，或強制執行在美國法院取得的判決，包括根據美國或美國以內任何州或地區之證券法律就民事法律責任所作出的判決。此外，在百慕達，強制執行根據美國聯邦證券法律或美國法庭判決的原法律行動或強制執行之法律行動(包括根據美國證券法律之民事法律責任條文所作出之判決)存在很大疑問。

前瞻性陳述

除過去事實的陳述外，本章程內之所有陳述均為前瞻性陳述。在部分情況下，前瞻性陳述可能以「可」、「可能」、「或會」、「會」、「將會」、「預期」、「擬」、「估計」、「預計」、「相信」、「計劃」、「尋求」、「繼續」、「說明」、「預測」或類似字眼或其相反顯示。本章程內之前瞻性陳述包括(但不限於)有關本集團業務策略、產品提供、市場狀況、競爭、財務前景、表現、流動狀況及資金資源之陳述，以及本集團經營之有關行業及市場趨勢、技術更新、財務及經濟發展、法律及規管變動及其詮釋及執行之陳述。

本章程內之前瞻性陳述乃基於管理層目前對未來事項之預期。管理層目前之預期反映有關本集團策略、經營、行業、信貸及其他財金融市場之發展及貿易環境的多項假設。基於其性質，其存在已知及未知之風險及不明朗因素，以致實際結果及未來事項與前瞻性陳述所隱含或明示者有重大分別。倘若一項或多項風險或不明朗因素出現，或倘若前瞻性陳述之任何相關假設證實不正確，則本集團之實際業績可能與前瞻性陳述所隱含或明示者有重大分別。本集團不知道或本集團目前認為不重大的其他風險，可能導致本章程內所述事項及趨勢不出現，及估計、說明及財務表現預測不實現。

有意投資者應注意，前瞻性陳述僅以章程文件刊發日期而言。除適用法律規定外，本集團並無承諾因新資訊、未來事項或其他事項而修訂本章程內任何前瞻性陳述的任何責任，並明確表示不負有關責任。

愛爾蘭投資者注意事項
本章程及其中所載資料之編製僅擬供本公司寄發之有限數目愛爾蘭現有股份持有人在愛爾蘭使用。其不可複製、轉發或轉予任何其他愛爾蘭人士或整份或部分在愛爾蘭刊發作任何其他用途。本文件所載或認為因其或基於其而出現之任何證券要約的對象少於100名愛爾蘭人，因此無須根據《2005年愛爾蘭章程(指令2003/71/EC)規例》(愛爾蘭章程規例)刊發章程。

因此，章程並非根據指令2003/71/EC、《愛爾蘭章程規例》或該指令或愛爾蘭法律下的任何措施而編製。此外，本文件未經任何歐盟成員國之任何監管當局審閱。

馬來西亞投資者注意事項
本章程並無亦不會根據Capital Markets and Services Act 2007(「CMSA」)向馬來西亞證券委員會(「馬證委」)登記為章程。然而，本章程將於本章程刊發後7日內存入馬證委作為資料備忘錄。因此，本章程及任何其他與未繳股款供股股份及繳足股款供股股份的發行或出售建議或購入邀請有關的文件或資料不得向馬來西亞任何人士傳閱或派發，而未繳股款供股股份及繳足股款供股股份亦不得直接或間接向馬來西亞任何人士提供、提呈認購或作為購入邀請的對象，惟根據供股(或其他獲豁免活動除外)。

本公司並無尋求馬證委批准，因此，未繳股款供股股份及繳足股款供股股份不得直接或間接向馬來西亞任何人士提供或提呈購入，亦不得向馬來西亞任何人士直接或間接作出任何購入未繳股款供股股份及繳足股款供股股份的邀請，除非該發行、建議或邀請根據CMSA附表5獲豁免馬證委批准的規定。

馬爾他投資者注意事項
本章程之內容並非為邀請或吸引人士認購或另外收購工具，因此，本文件並不屬於馬爾他《投資服務法》內所界定「投資廣告」一詞之範圍內。

葡萄牙投資者注意事項
並無亦將不會就未繳股款供股股份或繳足股款供股股份在葡萄牙註冊、批准或送入章程，因此，在根據葡萄牙《證券法》會構成向公眾人士提呈證券之情況下，未繳股款供股股份或繳足股款供股股份不可亦不可致使其在葡萄牙提呈、推廣或分發，此外，本章程不可亦不可致使其向葡萄牙居民投資者派發、散佈或給予。

中國投資者注意事項
倘居於中國的股東及／或任何其他中國居民(包括個人及公司)欲投資於任何未繳股款供股股份及繳足股款供股股份，則其有責任遵守中國有關法例。本公司將不會負責核實該股東及／或居民的中國法律資格，因此，倘本公司因任何有關股東及／或居民未有遵守中國有關法例而蒙受任何損失及損害，該股東及／或其他居民須負責就此向本公司作出賠償。

倘本公司絕對酌情認為向任何有關股東及／或其他居民發行未繳股款供股股份及繳足股款供股股份不符合中國有關法例，則本公司無義務向彼等發行未繳股款供股股份及繳足股款供股股份。

新加坡投資者注意事項
本章程並無向新加坡金融管理局登記為章程。因此，本章程及任何其他與(A)供股股份的建議或出售或認購或購買邀請有關的文件或資料不得傳閱或派發，而供股股份亦不得直接或間接向新加坡人士提呈或出售或作為認購或購入邀請的對象，惟(i)向股份現有持有人或(ii)根據新加坡法例第289章《證券及期貨法》(「證券及期貨法」)第XIII部第I節第(4)分節之任何條文的豁免條例進行者，則另作別論。

南非投資者注意事項
為遵守南非法例，寄發予登記地址位於南非的合資格股東的暫定配額通知書不得轉讓。登記地址位於南非的合資格股東應注意，彼等如欲接納其配額，則可能須取得南非外匯管制機構的批准。有關人士應諮詢其專業顧問，以瞭解有關彼等接納其權利是否需取得任何政府或其他方面的同意或遵守任何其他手續。

西班牙投資者注意事項
根據證券市場法案第24/1988號(七月二十八日)(經修訂)第30條，供股並不構成在西班牙進行公開發售，因此，概不會就此將任何章程在西班牙證券市場委員會註冊。根據上文所述，未繳股款供股股份或繳足股款供股股份不可公開發售、出售或交付，而本公司或代表其的任何人亦不可在西班牙王國派發有關供股或未繳股款供股股份或繳足股款供股股份之任何章程或任何其他要約或宣傳資料，惟符合西班牙法律及規例者除外。

台灣投資者注意事項
為遵守台灣法例，寄發予登記地址位於台灣的合資格股東的暫定配額通知書不得轉讓。未繳股款供股股份及繳足股款供股股份並無亦不會根據台灣有關證券法例及規例向台灣金融監督管理委員會(「金管會」)登記，而倘任何有關建議或出售將構成台灣《證券交易法》所界定的建議，且須向金管會登記或報告，亦不得於台灣提呈或出售。概無台灣個人或實體已獲批准於台灣提呈或出售未繳股款供股股份及繳足股款供股股份，或以其他方式就未繳股款供股股份及繳足股款供股股份的建議或出售提供意見。

目　錄

頁次

釋　義

於本章程內，除文義另有所指外，下列詞彙具有以下涵義：

「美國預託股份」	指	本公司之美國預託股份，每份相當於5股股份，並以美國預託證券作為證明；
「美國預託股份持有人」	指	美國預託股份之持有人；
「該公告」	指	本公司於二零零九年十月十五日刊發之公告，當中宣佈供股；
「聯繫人士」	指	具有上市規則所賦予之相同涵義；
「實益擁有人」	指	股份以登記擁有人之名義登記的任何股份實益擁有人；
「董事會」	指	董事會；
「營業日」	指	香港商業銀行一般開門營業之日子(不包括星期六或星期日或香港任何公眾假期)；
「加拿大發售備忘錄」	指	本公司將就供股而於本章程日期左右發出之加拿大發售備忘錄，將寄發予登記地址位於加拿大之股東；
「嘉誠亞洲」	指	嘉誠亞洲有限公司，證券及期貨條例持牌法團，可從事證券及期貨條例所界定第1類(證券交易)、第4類(就證券提供意見)、第6類(就機構融資提供意見)及第9類(資產管理)受規管活動。嘉誠亞洲有限公司為渣打集團旗下公司。「Cazenove」標誌及載有「Cazenove」之標誌為Cazenove IP Limited之商標，根據有限特許使用。嘉誠亞洲有限公司、其附屬公司及聯屬公司現為渣打銀行(香港)有限公司之附屬公司或聯屬公司，而非JPMorgan Cazenove Limited、Cazenove Inc.或彼等之附屬公司的聯屬公司；
「中央結算系統」	指	由香港結算建立和營運的中央結算及交收系統；
「中央結算系統參與者」	指	獲香港結算接納為中央結算系統參與者之人士；
「公司條例」	指	香港法例第32章公司條例(經不時修訂或補充)；

「本公司」	指	第一太平有限公司，一間於百慕達註冊成立並獲豁免之有限公司，其股份於聯交所上市；
「控股股東」	指	林逢生先生，本公司主席及其最終控股股東(按該用語在上市規則所界定及為上市規則所用)；
「控股股東之承諾」	指	本章程內所述控股股東於二零零九年十月十四日給予本公司及包銷商之不可撤回承諾；
「瑞信」	指	瑞士信貸(香港)有限公司，證券及期貨條例持牌法團，可從事證券及期貨條例所界定第1類(證券交易)、第2類(期貨合約交易)、第4類(就證券提供意見)、第5類(就期貨合約提供意見)、第6類(就機構融資提供意見)及第7類(提供自動交易服務)受規限活動；
「董事」	指	本公司董事；
「額外申請表格」	指	就供股發出之額外股份申請表格；
「現有股份」	指	於記錄日期下午五時正已發行之股份；
「本集團」	指	本公司及其附屬公司；
「港元」	指	香港法定貨幣港元；
「香港結算」	指	香港中央結算有限公司；
「香港」	指	中華人民共和國香港特別行政區；
「滙豐」	指	香港上海滙豐銀行有限公司，根據證券及期貨條例之註冊機構，持牌可進行證券及期貨條例第1類(證券交易)、第4類(就證券提供意見)、第5類(就期貨合約提供意見)及第6類(就機構融資提供意見)受規管活動，亦為香港法例第155章銀行業條例之持牌銀行；
「中介人」	指	就股份存放在中央結算系統並以香港中央結算(代理人)有限公司之名義登記的實益擁有人，指實益擁有人之經紀、保管人、代名人或為中央結算系統參與者或將實益擁有人之股份存放在中央結算系統參與者之其他有關人士；

「投資者參與者」	指	獲接納作為投資參與者參與中央結算系統的人；
「最後交易日」	指	二零零九年十月十三日(星期二)，即緊接股份暫停在聯交所買賣以待刊發該公告前之交易日；
「最後接納日期」	指	接納供股股份及付款之最後日期(預期為二零零九年十一月十九日)(或本公司與包銷商以書面協議之有關其他日期)；
「最後可行日期」	指	二零零九年十月三十日(星期五)，即本章程付印前確定其所載若干資料之最後實際可行日期；
「最後終止時間」	指	最後接納日期後第三個營業日下午四時三十分(最後終止時間預期為二零零九年十一月二十四日(星期二))；
「上市規則」	指	聯交所證券上市規則；
「NI 31-103」	指	本章程第19頁所給予之涵義；
「NI 45-106」	指	本章程第19頁所給予之涵義；
「不合資格股東」	指	於記錄日期下午五時正名列本公司股東登記冊之股東，而其於該登記冊內所示地址位於任何指明地區，惟地址位於美國、英國或加拿大且符合本章程內「指明地區內或許可接納其於供股中之權利的有限類別人士」一節內所指明之有關規定而本公司亦感到滿意的該等股東除外；及當時據本公司所知為任何指明地區之居民的任何股東或實益擁有人，惟居於美國、英國或加拿大且符合本章程內「指明地區內或許可接納其於供股中之權利的有限類別人士」一節內所指明之有關規定而本公司亦感到滿意的該等股東或實益擁有人除外；
「暫定配額通知書」	指	就供股發出之暫定配額通知書；

「PLDT」	指	本集團之聯營公司Philippine Long Distance Telephone Company；
「中國」	指	中華人民共和國；
「章程」	指	將予發出之本章程，當中載有關於供股之詳情；
「章程文件」	指	章程、暫定配額通知書及額外申請表格；
「合資格機構買家」	指	《證券法》規則144A所指之「合資格機構買家」；
「合資格股東」	指	於記錄日期下午五時正在本公司股東登記冊內登記為股份持有人的人，不合資格股東除外；
「記錄日期」	指	釐定參與供股權利所參考之日期，即二零零九年十一月四日(星期三)；
「登記擁有人」	指	就實益擁有人而言，指實益擁有人擁有實益權益之股份在本公司股東登記冊之登記持有人，而其為有關代名人、受託人、存管處或任何其他獲授權保管人或第三者；
「登記處」	指	本公司之股份過戶登記處香港分處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)；
「規則S」	指	《證券法》規則S；
「有關人士」	指	本章程封面頁「英國投資者注意事項」一節所給予之涵義；
「供股」	指	以於記錄日期下午五時正每持有五(5)股現有股份可獲配發一(1)股供股股份之比例，按供股認購價發行股份，股款須於接納時繳足；
「供股股份」	指	643,387,400股以供股方式向合資格股東配發及發行之新股份；
「供股認購價」	指	每股供股股份3.40港元之認購價；
「證券法」	指	美國《1933年證券法》(經修訂)；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例(經不時修訂或補充)；

「股份」	指	本公司股本中每股面值0.01美元之普通股；
「購股權」	指	根據本公司於二零零四年五月二十四日採納之購股權計劃所授出之購股權；
「股東」	指	在本公司之股東登記冊登記為股份持有人的人，惟倘若股份之登記持有人為香港中央結算(代理人)有限公司代表中央結算系統，則亦包括(倘若情況如此)其中央結算系統證券賬戶存有有關股份之中央結算系統參與者；
「指明地區」	指	美國、英國及加拿大；
「聯交所」	指	香港聯合交易所有限公司；
「交易日」	指	聯交所開市進行買賣之日子；
「包銷商」(根據其英文名稱字母排序)	指	嘉誠亞洲、瑞信及滙豐；
「包銷協議」	指	本公司與包銷商就供股而於二零零九年十月十五日訂立之包銷協議(經上述各方於二零零九年十一月四日訂立之修訂協議所修訂)；
「包銷供股股份」	指	包銷商根據包銷協議之條款及條件所包銷之供股股份(即358,896,209股供股股份)，不包括控股股東同意接納或促使接納者(即284,491,191股供股股份)；
「英國」	指	大不列顛及北愛爾蘭聯合王國；
「美國」	指	美利堅合眾國(包括其領土及屬地、任何美國州分及哥倫比亞特區)；
「美元」	指	美利堅合眾國之法定貨幣美元；及
「%」	指	百分比。

於本章程內，除另有指明外，所引述貨幣價值的換算為概約數值，匯率為1.00美元兑7.75港元。百分比及所顯示的數額均已約整。

於本章程內，除文義另有所指外，凡指單數的字亦指眾數，反之亦然，而凡指一個性別亦指另一性別及不屬於男性或女性者。

以下資料乃取自本章程全文，應與其一併閱讀及受其規限：

何謂供股？	:	為本公司籌集額外資金之方法，方式為按現有股權之比例，向身為合資格股東之本公司現有股東提呈認購進一步股份之權利。
供股基準	:	現向合資格股東提呈機會，於記錄日期下午五時正每持有五(5)股現有股份可認購一(1)股供股股份。有關合資格股東之更多資料，敬請參閱本章程下文「合資格股東及暫停辦理股份過戶登記」、「派發本章程及其他章程文件」、「不合資格股東」及「指明地區內或許可接納其於供股中之權利的有限類別人士」各節。
供股認購價	:	每股供股股份為3.40港元，股款須於接納時繳足。
已發行股份數目	:	於最後可行日期為3,216,937,003股股份。
將予發行之供股股份數目	:	643,387,400股供股股份。
最後接納日期	:	預期為二零零九年十一月十九日(星期四)。
籌集款項	:	約21.875億港元(相等於約2.823億美元)(未扣除有關費用前)。
額外申請	:	合資格股東可申請超過其暫定配額之供股股份(見下文「申請額外供股股份」一節)。可供額外申請之任何供股股份為有關未出售之零碎配額之供股股份(見下文「零碎股份權益」一節)、暫定配發但未獲合資格股東接納或另行獲未繳股款供股股份承讓人認購之任何供股股份，以及不合資格股東之任何未售配額有關的任何供股股份(見下文「不合資格股東」一節)(如有)。
地位	:	於配發、發行及繳足股款後，供股股份與當時已發行股份在各方面均將享有同等權益，致令繳足股款供股股份持有人將有權收取記錄日期為配發供股股份日期或以後之所有日後股息及分派。
包銷商(根據其英文名稱字母排序)	:	嘉誠亞洲、瑞信及滙豐。

包銷商保留權利，倘若出現以下情況，可在最後終止時間前任何時間以向本公司發出通知之方式終止包銷協議：

(a) 倘若於包銷協議日期後，包銷商獲悉以下任何事項或包銷商有合理因由相信：

(i) 該公告、章程文件或任何補充章程所載的任何陳述在任何重大方面於當時為或已成為失實、不正確或有誤導性；或

(ii) 發生或發現任何事宜，而倘若該公告、章程文件或任何補充章程於當時已經發出，如其並未於該公告、章程文件或任何補充章程中披露，會構成其重大遺漏事宜；或

(iii) 任何適用法律或監管規則規定本公司須就供股發出補充章程；或

(iv) 本公司於包銷協議所給予之任何保證為(或倘若於當時重覆會是)失實或違反；或

(v) 根據包銷協議所載之彌償導致或可能導致本公司須負上任何法律責任的任何事件、作為或遺漏；或

(vi) 本公司違反其於包銷協議之任何責任或承諾；或

(vii) 本公司或其任何附屬公司或PLDT的業務或財務或經營狀況或前景有任何不利逆轉或潛在不利轉變，而包銷商認為對供股屬重大改變；或

(viii) 控股股東未有遵守其於控股股東之承諾的任何責任或承諾；或

(ix) 聯交所撤回有關(未繳股款及繳足股款)供股股份上市及買賣之批准；或

(x) 股份在連續多過一個營業日期間暫停在聯交所買賣(就發表該公告取得聯交所審批有關之任何停牌除外)；或

(b) 以下事件被發現、出現、存在或生效：

(i) 本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務發生任何一件或一連串不可抗力事件(包括(但不限於)天災、戰爭、騷亂、擾亂公眾秩序、內亂、火災、水災、爆炸、疫症、恐怖主義活動、罷工或閉廠、敵對行為爆發或升級(無論有否宣戰)或宣佈全國或國際間進入緊急狀態或災難或危機)；或

(ii) 本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務頒佈任何新法律或規例或現有法律或規例出現任何變動(或任何法院或其他主管當局更改其詮釋或應用)；或

(iii) 香港有關當局宣佈銀行停止經營；或

(iv) 出現任何事件或一連串事項，而其涉及或有關或以其他方式影響當地(包括(但不限於)香港)、國家、地區或國際金融、政治、軍事、工業、經濟、法律、財政或監管事宜或狀況或其任何變動；或

(v) 任何當地、國家或國際證券市場之狀況出現任何變動(包括(但不限於)任何全面禁止、暫停或重大限制聯交所、新加坡證券交易所、菲律賓證券交易所或印尼證券交易所的證券買賣)；或

(vi) 本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務的稅務或外匯管制出現變動或發展(包括潛在發展)，而其將會或可能對本公司或其任何附屬公司或PLDT或本公司之現有或未來股東產生不利影響，

而在任何有關情況下，包銷商全權認為，將會或可能：(A)對本公司、其附屬公司及PLDT的整體業務或財務或貿易狀況或前景或供股或其成功產生重大不利影響或構成重大損害；或(B)導致繼續進行供股成為不智或不適宜；或(C)導致包銷協議的任何部分(包括包銷)未能根據其條款履行。

倘若包銷商行使其權利終止包銷協議，則其責任將會終止，而供股亦將不會進行，在該情況下，本公司將會於適當時間另行刊發公告。

買賣未繳股款供股股份之風險警告

供股股份預期將於二零零九年十一月九日(星期一)至二零零九年十一月十六日(星期一)期間(首尾兩天包括在內)以未繳股款方式買賣。

供股須待包銷協議成為無條件及並無被終止後，方可作實。倘若供股之條件並無獲履行，則供股將不會進行。投資者如買賣股份或未繳股款之供股股份或本公司之任何其他證券，須自行承擔有關風險。任何股東或其他人士如擬買賣股份或未繳股款之供股股份或本公司之任何其他證券，敬請審慎行事及諮詢其專業顧問。

供股之預期時間表載列如下：

	二零零九年
按連權方式買賣股份之最後日期	十月二十八日（星期三）
股份開始按除權方式買賣	十月二十九日（星期四）
交回股份過戶文件及有關文件以符合資格參與供股之最後時間	十月三十日（星期五）下午四時三十分
暫停辦理股東登記手續以釐定參與供股資格之期間（首尾兩天包括在內）	十一月二日（星期一）至十一月四日（星期三）
記錄日期之參考時間	十一月四日（星期三）下午五時正
寄發章程文件	十一月五日（星期四）
買賣未繳股款供股股份之首日	十一月九日（星期一）
分拆未繳股款之供股股份之最後時間	十一月十一日（星期三）下午四時三十分
(1)本公司以所附附錄四之形式收到身為合資格機構買家之美國人的聲明書，(2)身為有關人士之英國人聯絡本公司通知本公司其符合資格接納根據供股提呈之供股股份及(3)屬NI 45-106所界定之「合格投資者」或NI 31-103所界定之「認許客戶」之加拿大人聯絡本公司，通知本公司其符合資格接納根據供股提呈之供股股份的最後時間	十一月十一日（星期三）下午一時正
買賣未繳股款之供股股份之最後日期	十一月十六日（星期一）
接納供股股份及付款以及申請額外供股股份及付款之最後時間	十一月十九日（星期四）下午四時三十分
預期供股及包銷協議成為無條件	十一月二十四日（星期二）下午四時三十分
刊發有關供股接納及額外申請結果之公告	十一月二十六日（星期四）
寄發全部或部分不成功額外申請之退款支票及不合資格股東之支票（如有）	十一月二十七日（星期五）

二零零九年

寄發供股股份之股票............................十一月二十七日(星期五)

買賣繳足股款供股股份之首日............................十二月一日(星期二)

附註：

(i) **預期時間表內所有日期及時間均分別指香港日期及香港時間。**

(ii) 本章程所列日期或限期僅供參考，本公司與包銷商或會協議押後或更改。時間表如有任何變更，會向股東及聯交所發出適當的公告或通知。

惡劣天氣對接納供股股份之最後時間的影響

倘若8號或以上熱帶氣旋警告信號，或「黑色」暴雨警告信號：

(a) 於二零零九年十一月十九日(星期四)中午十二時正前之任何本地時間在香港生效，並於二零零九年十一月十九日(星期四)中午十二時正後不再生效。在該兩個情況下，接納供股股份及付款之最後時間均將延至同一個營業日下午五時正；或

(b) 於二零零九年十一月十九日(星期四)中午十二時正至下午四時三十分之間任何本地時間在香港生效。在該兩個情況下，接納供股股份及付款之最後時間均將會重新定於下一個營業日下午四時三十分，而該營業日上午九時正至下午四時三十分之間之任何時間並無該等警告信號生效，

接納供股股份及付款之最後時間將不會如上文所示。

倘若接納供股股份及付款之最後時間並非二零零九年十一月十九日(星期四)，則本節內「預期時間表」所述之有關日期可能會受到影響。在該情況下，本公司將另行刊發公告。



FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacific.com

(股份代號：00142)

主席：
林逢生

執行董事：
彭澤仁*(常務董事兼行政總監)*
唐勵治
黎高臣

非執行董事：
Albert F. del Rosario大使
林文鏡
林宏修
Ibrahim Risjad
謝宗宣
Napoleon L. Nazareno

獨立非執行董事：
Graham L. Pickles
陳坤耀教授，*金紫荊星章*、*CBE*、*太平紳士*
鄧永鏘爵士，*KBE*

香港主要辦事處：
香港中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者：

第一太平有限公司
建議供股
涉及643,387,400股供股股份，
有關認購價為每股供股股份3.40港元，
有關基準為每持有五股現有股份可獲配發一股供股股份

緒言

本公司於二零零九年十月十五日（星期四）宣佈，本公司建議以供股方式籌集約21.875億港元（約2.823億美元）（未扣除有關費用前），有關基準為於記錄日期下午五時正時每持有五(5)股現有股份可獲配發一(1)股供股股份。除各自於供股之權利外，合資

格股東亦有權透過額外申請申請額外供股股份。供股將涉及發行643,387,400股供股股份，有關認購價為每股供股股份3.40港元，股款須於申請時繳足。

所包銷供股股份已獲根據包銷協議內所載之條款及條件全數獲包銷，於完成時，供股可為本公司籌集約21.875億港元(約2.823億美元)(未扣除有關費用前)。

供股發行概覽

何謂供股？	為本公司籌集額外資金之方法，方式為按現有股權之比例，向身為合資格股東之本公司現有股東提呈認購進一步股份之權利。
供股基準：	現向合資格股東提呈機會，於記錄日期下午五時正每持有五(5)股現有股份可認購一(1)股供股股份。有關合資格股東之更多資料，敬請參閱下文「合資格股東及暫停辦理股份過戶登記」、「派發本章程及其他章程文件」、「不合資格股東」及「指明地區內或許可接納其於供股中之權利的有限類別人士」各節。
供股認購價：	每股供股股份為3.40港元。
已發行股份數目：	於最後可行日期為3,216,937,003股股份。
將予發行之供股股份數目：	643,387,400股供股股份。
最後接納日期：	預期為二零零九年十一月十九日(星期四)。
籌集款項：	約21.875億港元(相等於約2.823億美元)(未扣除有關費用前)。
額外申請：	合資格股東可申請超過其暫定配額之供股股份(見下文「申請額外供股股份」一節)。可供額外申請之任何供股股份為有關未出售之零碎配額之供股股份(見下文「零碎股份權益」一節)、暫定配發但未獲合資格股東接納或另行獲未繳股款供股股份承讓人認購之任何供股股份，以及不合資格股東之任何未售配額有關的任何供股股份(見下文「不合資格股東」一節)(如有)。

地位： 於配發、發行及繳足股款後，供股股份與當時已發行股份在各方面均將享有同等權益，致令繳足股款供股股份持有人將有權收取記錄日期為配發供股股份日期或以後之所有日後股息及分派。

包銷商（根據其英文名稱字母排序）： 嘉誠亞洲、瑞信及滙豐

將予發行之供股股份數目相當於本公司現有之已發行股本約20.0%及本公司經配發及發行供股股份擴大後之已發行股本約16.7%。

供股認購價

供股股份之供股認購價為每股3.40港元，其須於合資格股東接納供股股份暫定配額或申請認購額外供股股份，或於未繳股款供股股份之承讓人申請有關供股股份時悉數支付。

供股認購價較：

(i) 股份於最後可行日期在聯交所所報之收市價每股4.63港元折讓約26.6%；

(ii) 股份於最後交易日在聯交所所報之收市價每股5.30港元折讓約35.8%；

(iii) 股份之理論除權價每股約4.98港元（根據股份於最後交易日之每股收市價計算）折讓約31.7%；

(iv) 股份於截至最後交易日止之連續5個交易日之平均收市價每股約5.40港元折讓約37.0%；

(v) 股份於截至最後交易日止之連續10個交易日之平均收市價每股約5.28港元折讓約35.6%；

(vi) 股份於截至最後交易日止之連續30個交易日之平均收市價每股約5.34港元折讓約36.3%；

(vii) 根據本公司及其附屬公司於二零零九年六月三十日之未經審核財務報表內所載本公司及其附屬公司的綜合資產淨值計算之每股綜合資產淨值約3.20港元溢價約6.3%；

(viii) 根據於最後可行日期*之經調整資產淨值每股約11.0港元折讓約69.1%；及

(ix) 根據於最後可行日期*之經調整資產淨值(經計及供股之影響後)每股約9.7港元折讓約64.9%。

* 由於本公司大部分之投資均為上市投資，因此，本公司須面對有關投資之權益市場價值的波動。於最後可行日期之經調整資產淨值指本集團之基礎價值，按上市投資於最後可行日期之股份報價應用於本集團之經濟權益及於扣除總部之淨債項後計算。

供股認購價乃本公司經參考股份之現行市場價格而釐定。經考慮「進行供股的原因及所得款項用途」一節內所述有關進行供股的原因後，董事(包括獨立非執行董事)認為，供股之條款(包括供股認購價)屬公平合理，並符合本公司及其股東之整體利益。

合資格股東

為符合資格參與供股，股東於記錄日期下午五時正須為本公司之登記股東，且並非不合資格股東(見下文「不合資格股東」一節)。

按比例全數接納配額的合資格股東所佔本公司的權益將不會被攤薄。倘若合資格股東不全數接納本身的供股配額，則所佔本公司股權的比例將會被攤薄。

暫定配發供股股份之基準

合資格股東將會收到有關供股之暫定配額通知書。供股股份將按合資格股東於記錄日期下午五時正時每持有五(5)股現有股份之整數倍數將獲配發一(1)股未繳股款供股股份之基準暫定配發。持有少於五(5)股現有股份或持有餘額少於五(5)股現有股份之持有人將無權獲暫定配發供股股份。未繳股款供股股份之每手買賣單位將為2,000股股份。

如欲申請全數或任何部分之合資格股東之供股股份暫定配額，應填妥暫定配額通知書，連同所申請供股股份之股款一併交回，有關數目須相等於或少於暫定配發予有關合資格股東之供股股份數目。有關進一步詳情，見下文「接納或轉讓之手續」一節。

派發本章程及其他章程文件

本公司只會向合資格股東寄發本章程及其他章程文件。然而，本公司將會在切實可行範圍內寄發本章程(不包括暫定配額通知書或額外申請表格)予英國之不合資格股東，僅供參照；亦將會在切實可行範圍內寄發本公司就供股而於本章程日期左右發出之加拿大發售備忘錄予加拿大之不合資格股東，僅供參照，亦不包括暫定配額通知書或額外申請表格。本章程將不會寄發予美國之任何股東或實益擁有人，惟本公司合理相信為合資格機構買家之該等股東或實益擁有人而根據「指明地區內或許可接納其於供股中之權利的有限類別人士」一節適用於合資格機構買家之條文已就其獲遵從則除外。

派發本章程及章程文件至香港以外的司法管轄區可能受法律限制。擁有章程文件的人士(包括(但不限於)代理、保管人、代名人及受託人)須知悉並遵守任何有關限制。未能遵守該等限制可能構成違反任何有關司法管轄區的證券法例。任何股東或實益擁有人如對其狀況有任何疑問，應儘快咨詢合適之專業顧問。尤其是，除本公司所決定的若干例外情況外，本章程及暫定配額通知書或額外申請表格不應在、向或由任何指明地區派發、送交或送呈。

章程文件將不會根據香港及百慕達以外任何司法管轄區之適用證券法例註冊。

不合資格股東

不合資格股東指登記地址位於香港以外地區或據本公司另行得悉為香港以外地區居民之該等股東，且董事根據董事所作出之查詢，考慮到股東所處之有關地區的法例之法律限制或該地區有關監管機構或證券交易所的規定後，認為有必要或適宜不向有關股東作出供股建議。

本公司從各指明地區之法律顧問取得意見，指：(i)須將章程文件送交該等地區之有關當局註冊或存檔或須獲得其批准；或(ii)倘若向該等地區之股東提呈供股，則本公司或股東須採取更多步驟以符合當地法律規定。考慮到有關情況，董事認為，除下文所述之若干有限例外情況外，基於在該等地區將章程註冊及／或遵從該等地區有關當地法律或規管規定所涉及之時間及成本，有必要或適宜限制指明地區之股東接納彼等於供股之權利的能力。

因此，就供股而言，不合資格股東為：

(a) 於記錄日期下午五時正名列本公司股東登記冊之股東，而其於該登記冊內所示地址位於任何指明地區，惟地址位於美國、英國或加拿大且符合下文「指明地區內或許可接納其於供股中之權利的有限類別人士」一節內所指明之有關規定而本公司亦感到滿意的該等股東除外；及

(b) 當時據本公司所知為任何指明地區之居民的任何股東或實益擁有人，惟居於美國、英國或加拿大且符合下文「指明地區內或許可接納其於供股中之權利的有限類別人士」一節內所指明之有關規定而本公司亦感到滿意的該等股東或實益擁有人除外。

儘管本章程或暫定配額通知書或額外申請表格有任何其他規定，本公司保留權利容許任何股東接納其權利，倘若本公司及包銷商按其絕對酌情決定信納有關交易獲豁免或無須遵守引致有關限制之法例或規例。倘若本公司信納如此，本公司(倘被要求)將安排向有關股東寄發暫定配額通知書及額外申請表格。

供股股份已暫定配發予全體本公司認為屬合資格股東之股東。有關於記錄日期下午五時正名列本公司股東登記冊而有關登記冊內所示地址位於任何指明地區之該等股東，原應暫定配發予有關股東之供股股份已改為暫定配發予一名代名人，並將會根據本節下文最後一段內所述之手續以未繳股款方式在市場上出售；除非有關股東不遲於二零零九年十一月十一日(星期三)下午一時正符合下文「指明地區內或許可接納其於供股中之權利的有限類別人士」一節之適用規定，則作別論。暫定配額通知書及額外申請表格並無(亦將不會)寄發予地址位於任何指明地區或據本公司另行得悉為任何指明地區居民之股東，惟倘本公司信納有關作為不會導致違反任何有關司法管轄區之任何註冊或其他法律規定，則作別論。

收到本章程及／或暫定配額通知書及／或額外申請表格或中央結算系統證券賬戶存入未繳股款供股股份並不(亦將不會)構成在提呈要約屬違法之該等司法管轄區提呈要約，在該等情況下，本章程及／或暫定配額通知書及／或額外申請表格須視為僅供參照處理，亦不應複製或轉發。任何人(包括(但不限於)保管人、代名人及受託人)如收到本章程及／或暫定配額通知書及／或額外申請表格或其中央結算系統證券賬戶存入未繳股款供股股份，不應(就供股而言)將其在、向或由任何指明地區派發或寄發或在、向或由任何指明地區之任何人士轉讓未繳股款供股股份。倘若任何有關地區之任何人或其代理或代名人收到暫定配額通知書或額外申請表格或中央結算系統證券賬戶存入未繳股款供股股份，其不應尋求接納暫定配額通知書內所述之權利或轉讓暫定配額通知書(或根據額外申請表格申請任何額外供股股份)或在中央結算系統內轉讓未繳股款供股股份，除非本公司決定，有關作為不會導致違反適用法律或規管規定，則作別論。任何人(包括(但不限於)保管人、代名人及受託人)如將本章程或暫定配額通知書或額外申請表格在、向或由任何指明地區轉交(無論根據合約或法律責任或其他理由)，應促使收件人注意本節內容。

有關原可供不合資格股東接納之供股股份，如在扣除開支後可獲得溢價，則本公司將會作出安排，於未繳股款供股股份買賣期間之最後三個交易日任何一日或多日(有關期間之最後一日為二零零九年十一月十六日(星期一))，以未繳股款方式在市場上出售。有關出售所得款項(於扣除有關開支後)，本公司將根據彼等於記錄日期下午五時正之持股量按比例支付予不合資格股東。有關款項將會以美元或英鎊支付(視乎有關不合資格股東之登記地址而定)，並將按當時之通行匯率由港元兑換為有關付款貨幣。至於100港元或不足100港元(或其等值)之個別款項將由本公司保留。不合資格股東之任何未售配額有關的任何供股股份，連同暫定配發但未獲合資格股東接納或另行獲未繳股款供股股份承讓人認購之任何供股股份以及有關未出售之零碎配額之供股股份(見下文「零碎股份權益」一節)，將可供合資格股東以額外申請表格額外申請。

指明地區內或許可接納其於供股中之權利的有限類別人士

儘管上文「不合資格股東」一節另有所述，以下指明地區內的有限類別人士或許可接納其於供股中之權利：

(1) 位於美國而本公司合理相信為合資格機構買家之股東或實益擁有人或許可根據《證券法》有關豁免註冊之適用規定以私人配售方式購買根據供股提呈之供股股份(因行使根據供股授予之權利)，惟彼等須以本章程附錄四所載之形式提供簽妥之投資者聲明書，當中亦載有關於轉讓供股股份之限制及手續。

   填妥及簽妥之投資者聲明書應**不遲於二零零九年十一月十一日(星期三)下午一時正(香港時間)**按本節下文所指明之本公司聯絡詳情以傳真或電子郵件交回並由本公司收妥；否則，向有關股東或就有關實益擁有人暫定配發之未繳股款供股股份可能會如上文「不合資格股東」一節內所述，根據原可供不合資格股東接納之供股股份適用之安排以未繳股款形式在市場上出售。

(2) 居於英國之股東或實益擁有人(a)如屬投資方面事宜擁有專業經驗者及如屬《2005年《2000年金融服務與市場法》(金融推廣)令》(經修訂)(「金融推廣令」)第19(5)條所指明之投資專業人員；(b)如屬《金融推廣令》第49(2)(a)至(d)條所指的人(「高淨值公司、非法團組織等」)；或(c)可另行合法向其派發本章程者。

股東或實益擁有人如認為其符合其中一項該等規定，並因此符合資格接納其根據供股獲暫定配發之供股股份，應**不遲於二零零九年十一月十一日（星期三）下午一時正（香港時間）**聯絡本公司並寄發有關其符合資格參與供股之通知；否則，向該股東或就該實益擁有人暫定配發之未繳股款供股股份可能會如上文「不合資格股東」一節內所述，根據原可供不合資格股東接納之供股股份適用之安排以未繳股款形式在市場上出售。就此而言，本公司之聯絡詳情載於下文。

(3) 位於加拿大而屬國家文書第45-106號「章程及註冊豁免」（「NI 45-106」）所界定之「合格投資者」或國家文書第31-103號「註冊規定及豁免」（「NI 31-103」）所界定之「認許客戶」的股東或實益擁有人。

股東或實益擁有人如認為其屬NI 45-106所界定之「合格投資者」或NI 31-103所界定之「認許客戶」，並因此符合資格接納其根據供股獲暫定配發之供股股份，應**不遲於二零零九年十一月十一日（星期三）下午一時正（香港時間）**聯絡本公司並寄發有關其符合資格參與供股之通知；否則，向該股東或就該實益擁有人暫定配發之未繳股款供股股份可能會如上文「不合資格股東」一節內所述，根據原可供不合資格股東接納之供股股份適用之安排以未繳股款形式在市場上出售。就此而言，本公司之聯絡詳情載於下文。

在各自之情況下，本公司保留權利可絕對酌情決定是否容許有關參與以及可能容許參與者之身份。

股東或實益擁有人如符合上文(1)、(2)或(3)所述之規定而本公司亦感到滿意，可聯絡本公司索取暫定配額通知書及額外申請表格，且須不遲於二零零九年十一月十一日（星期三）下午一時正（香港時間）進行。位於美國並為合資格機構買家之股東或實益擁有人，應不遲於二零零九年十一月十一日（星期三）下午一時正（香港時間）以傳真或電子郵件將填妥及簽妥之投資者聲明書交回並由本公司收妥。本公司收到後，將會向有關股東提供暫定配額通知書及額外申請表格（如屬登記股東之該等股東）或容許有關股東參與供股及收取供股股份（如屬透過中央結算系統持有股份權益之該等股東）。就此及上文(2)及(3)段而言，本公司之聯絡詳情如下：

香港以內應撥電話號碼：	2842 4388
香港以外應撥電話號碼：	+852 2842 4388
香港以內應撥傳真號碼：	2810 4313
香港以外應撥傳真號碼：	+852 2810 4313
電子郵件：	companysecretary@firstpacific.com
收件人：	公司秘書

接納及轉讓手續

一般事項

任何人（包括（但不限於）代理、保管人、代名人及受託人）如欲接納彼等於供股之權利，須使自己信納其已全面遵守任何相關地區之適用法律，包括取得任何所需的政府或其他同意、符合任何其他所需之正式手續，以及繳納相關地區之任何發行、轉讓或其他稅項。登記地址位於任何指明地區或代擁有有關地址者持有股份之股東，敬請注意上文「不合資格股東」及「指明地區內或許可接納其於供股中之權利的有限類別人士」各節。

倘若接納交付本章程，在美國以外提呈及出售之供股股份的每名認購人將被視為向本公司及包銷商及代其行事之任何人作出以下陳述及保證，除非本公司及包銷商按其全權酌情決定豁免有關規定：

- 彼於記錄日期為股東，或彼已依法或可依法從有關人士取得直接或間接權利；
- 彼可合法在其居住或目前所處之司法管轄區獲提呈、接納、行使、取得、認購及收取有關權利及／或供股股份；
- 在若干例外情況的規限下，彼並非居於或處於指明地區，或為美國之公民；
- 在若干例外情況的規限下，彼並非按非酌情基準為給予接納指示時居於或處於指明地區，或為美國之公民的人接納收購、接納或行使有關權利或供股股份之建議；
- 彼乃根據《證券法》規例S所界定之「離岸交易」中收購有關權利及／或供股股份；
- 彼並非以《證券法》規例S所界定之任何「指向銷售力度」獲提呈股份；
- 彼收購有關權利或供股股份之目的並非直接或間接向美國提呈、出售、轉讓、交付或分發有關權利或供股股份；及

- 彼明白，有關權利或供股股份均並無(亦將不會)根據《證券法》或在美國任何州、地區或領地之任何證券監管當局註冊，而有關權利及供股股份乃依據規例S在美國以外分發及提呈。因此，彼明白，有關權利或供股股份不可在或向美國提呈、出售、質押或另行轉讓，惟依據《證券法》註冊規定之豁免或在無須遵守《證券法》註冊規定之交易除外。

登記股東應採取之行動

認購所有獲暫定配發之供股股份

有關每名合資格股東，章程夾附一份暫定配額通知書，賦予名列其上的合資格股東權利，認購該通知書上所列的供股股份數目。如合資格股東擬行使其權利認購暫定配額通知書上所列全部暫定向其配發的供股股份，彼必須按暫定配額通知書上印列的指示遞交暫定配額通知書，並連同接納時應繳的全數股款，在不遲於最後接納日期下午四時三十分交往登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)。所有股款必須以由香港的持牌銀行的銀行賬戶開立的港元支票或由香港的持牌銀行開出的銀行本票支付，以劃線「**只准入抬頭人賬戶**」方式註明抬頭人為「**First Pacific Company Limited – Rights Issue Account**」。

務請注意，除非暫定配額通知書連同適當的股款在最後接納日期下午四時三十分前送抵登記處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)，不論是由原來的承配人或獲有效轉讓該等權利的任何人士遞交，暫定配額通知書及其項下的所有權利均將被視為已遭拒絕，並將予以註銷。儘管未有根據有關指示填妥，本公司仍可按其酌情決定將暫定配額通知書視為有效，對交回或代表交回者具有約束力。

所有支票及銀行本票將於收取後即時予以兑現，就該等款項賺取的所有利息將由本公司保留。任何支票或銀行本票於首次兑現時未獲兑現的暫定配額通知書可能會被拒絕，在此情況下，該暫定配額通知書下的暫定配額及所有權利將被視為已遭拒絕及將予以註銷。倘包銷商行使其權利於最後終止時間前終止包銷協議，則就有關暫定配額所收取之股款將於二零零九年十一月二十七日(星期五)或之前不計利息以支票方式退還予有關人士，並以平郵方式寄出，郵誤風險概由有關人士承擔。

轉讓及分拆未繳股款供股股份

未繳股款供股股份可在聯交所買賣。合資格股東可接納其所有供股股份暫定配額，或在聯交所出售其所有暫定配額，或只接納其部分暫定配額並在聯交所出售其餘部分。

倘合資格股東欲僅接納其於部分暫定配額，或轉讓其部分權利以認購根據暫定配額通知書獲暫定配發的供股股份，或轉讓其權利予一位以上人士，整份暫定配額通知書連同清楚註明所需要的分拆暫定配額通知書數目及每份暫定配額通知書包含的未繳股款供股股份數目（兩者合共應相等於原有的暫定配額通知書內乙欄所載列暫定配發予該名持有人的供股股份數目）的信件，須在不遲於二零零九年十一月十一日（星期三）下午四時三十分前交回及送遞登記處香港中央證券登記有限公司（地址為香港皇后大道東183號合和中心17樓1712-1716室），以供註銷。香港中央證券登記有限公司將註銷原有的暫定配額通知書，並按所要求的數額發出新的暫定配額通知書。此手續通稱為「分拆」未繳股款供股股份。

將未繳股款之供股股份「分拆」後，合資格股東如欲接納新暫定配額通知書所代表之供股股份暫定配額，應根據上述就認購所有暫定配發之供股股份所給予的指示接納。

倘合資格股東欲轉讓其於暫定配額通知書（或分拆暫定配額通知書，視情況而定）下的全部未繳股款供股股份予其他人士，彼應填妥及簽署暫定配額通知書表格乙，並將暫定配額通知書轉交其未繳股款供股股份的承讓人或經手轉讓的人士。承讓人其後須填妥及簽署暫定配額通知書表格丙，並將整份暫定配額通知書連同接納時應付全部款項的股款，在不遲於二零零九年十一月十九日（星期四）下午四時三十分前送交登記處香港中央證券登記有限公司（地址見上文），以進行轉讓。

本公司保留權利拒絕受理以任何人士為受益人的任何轉讓登記，如本公司就此相信該轉讓或會違反適用法例或監管規定。

重要通告以及與指明地區登記股東有關的聲明及保證

誠如上文所述，登記地址位於指明地區之股東，只有在彼等符合上文「指明地區內或許可接納其於供股中之權利的有限類別人士」一節內所指明之規定而本公司亦感到滿意的情況下，方獲准接納其於供股之權利。

任何登記股東接納及／或轉讓暫定配額通知書或要求登記暫定配額通知書內的供股股份，即已向本公司聲明及保證，除非已提供令本公司信納的證據，證明該人士使用暫定配額通知書將不會違反任何司法管轄區的任何適用法律規定：(i)該人士並非身在任何指明地區境內接納及／或轉讓暫定配額通知書或要求登記有關的未繳股款供股股份或已繳股款供股股份；(ii)該人士並非身在任何指揮部地區或作出或接納要約以認購供股股份或該人士曾經或將以任何方式使用暫定配額通知書乃屬違法的任何地區；(iii)於作出接納或轉讓指示時該人士並非以非全權委託形式為居於任何指明地區的人士行事；及(iv)該人士並非為直接或間接提呈、出售、轉售、轉讓、交付或分派任何供股股份至任何指明地區而認購該等供股股份。

倘出現下列情況，本公司可視任何接納或聲稱接納暫定配額通知書內的供股股份的配額或轉讓或聲稱轉讓暫定配額通知書為無效：(a)本公司認為其為於任何指明地區簽立或寄發及接納可能涉及違反有關指明地區之法律或接納是可能違反任何司法管轄區的法例，或倘本公司或其代理人相信，二者可能違反任何適用法律或監管規定；(b)就交付供股股份正式股票所提供的地址位於任何指明地區而有關交付屬違法，或就交付供股股份正式股票所提供的地址位香港以外且交付該等股票乃屬違法的任何其他司法管轄區；或(c)聲稱拒絕上一段所規定的陳述及／或保證。

股份由登記擁有人持有(不包括存放在中央結算系統之股份)之實益擁有人應採取之行動

認購獲暫定配發之供股股份以及轉讓及分拆未繳股款供股股份

倘若　閣下為實益擁有人而股份以登記擁有人之名義登記，而　閣下擬認購暫定配發予　閣下之供股股份，或出售　閣下之未繳股款供股股份或「分拆」　閣下之未繳股款供股股份及接納　閣下之部分暫定配額及出售其餘部分，則　閣下應聯絡登記擁有人，並就接納、轉讓及／或「分拆」可認購就　閣下擁有實益權益之股份而暫定配發之供股股份的權利，向登記擁有人發出指示或作出安排。

有關指示及／或安排應於預期時間表內所述之有關日期前及另行根據登記擁有人的要求發出或作出，以給予登記擁有人足夠時間，確保　閣下之指示得以執行。

重要通告以及與指明地區股份由登記擁有人持有(不包括中央結算系統)之實益擁有人有關的聲明及保證

誠如上文所述，登記地址位於指明地區之實益擁有人，只有在彼等符合上文「指明地區內或許可接納其於供股中之權利的有限類別人士」一節內所指明之規定，而本公司亦感到滿意的情況下，方獲准接納其於供股之權利。

任何實益擁有人接納及／或轉讓暫定配額通知書或要求登記暫定配額通知書內的供股股份，即已向本公司聲明及保證，除非已提供令本公司信納的證據，證明該人士使用暫定配額通知書將不會違反任何司法管轄區的任何適用法律規定：(i)該人士並非身在任何指明地區境內接納及／或放棄暫定配額通知書或要求登記有關的未繳股款供股股份或已繳股款供股股份；(ii)該人士並非身在任何指揮部地區或作出或接納要約

以認購供股股份或該人士曾經或將以任何方式使用暫定配額通知書乃屬違法的任何地區；(iii)於作出接納或轉讓指示時該人士並非以非全權委託形式為居於任何指明地區的人士行事；及(iv)該人士並非為直接或間接提呈、出售、轉售、轉讓、交付或分派任何供股股份至任何指明地區而認購該等供股股份。

倘出現下列情況，本公司可視任何接納或聲稱接納暫定配額通知書內的供股股份的配額或轉讓或聲稱轉讓暫定配額通知書為無效：(a)本公司認為其為於任何指明地區簽立或寄發及接納可能涉及違反有關指明地區之法律或接納是可能違反任何司法管轄區的法例，或倘本公司或其代理人相信，二者可能違反任何適用法律或監管規定；(b)就交付供股股份正式股票所提供的地址位於任何指明地區而有關交付屬違法，或就交付供股股份正式股票所提供的地址位香港以外且交付該等股票乃屬違法的任何其他司法管轄區；或(c)聲稱拒絕上一段所規定的陳述及／或保證。

透過中央結算系統持有股份權益之實益擁有人應採取之行動

認購獲暫定配發之供股股份以及轉讓及分拆未繳股款供股股份

倘若 閣下為實益擁有人而股份存放在中央結算系統並以香港中央結算(代理人)有限公司之名義登記，而 閣下擬認購暫定配發予 閣下之供股股份，或出售 閣下之未繳股款供股股份或「分拆」 閣下之未繳股款供股股份及接納 閣下之部分暫定配額及出售其餘部分，則 閣下應(除非 閣下獲中央結算系統接納為投資者參與者)聯絡 閣下之中介人，並就接納、轉讓及／或「分拆」可認購就 閣下擁有實益權益之股份而暫定配發之供股股份的權利，向 閣下之中介人發出指示或作出安排。

有關指示及／或安排應於預期時間表內所述之有關日期前及另行根據 閣下之中介人的要求發出或作出，以給予 閣下之中介人足夠時間，確保 閣下之指示得以執行。中央結算系統參與者接納、轉讓及／或「分拆」就以香港中央結算(代理人)有限公司之名義登記的股份而暫定配發予中央結算系統證券賬戶之供股股份的手續，須遵守《中央結算系統一般規則》、《中央結算系統運作程序守則》及中央結算系統之任何其他規定。

接納、轉讓及／或「分拆」暫定配發予獲中央結算系統接納為投資者參與者之實益擁有人的供股股份的手續，須遵守《中央結算系統一般規則》、《中央結算系統運作程序守則》及中央結算系統之任何其他規定。獲中央結算系統接納為投資者參與者之實益擁有人應聯絡中央結算系統，就應如何處理有關實益擁有人於供股股份之權益向中央結算系統發出指示或作出安排。

重要通告以及與指明地區透過中央結算系統持有股份權益之實益擁有人有關的聲明及保證

誠如上文所述，為任何指明地區居民之實益擁有人，只有在彼等符合上文「指明地區內或許可接納其於供股中之權利的有限類別人士」一節內所指明之規定而本公司亦感到滿意的情況下，方獲准接納其於供股之權利。

透過中央結算系統持有股份權益之任何實益擁有人及任何中央結算系統參與者如根據上文所載之手續作出有效接納及／或轉讓，即已向本公司聲明及保證，除非已提供令本公司信納的證據，證明該人士接納將不會違反任何司法管轄區的任何適用法律規定：(i)該人士並非身在任何指揮部地區或作出或接納要約以認購供股股份乃屬違法的任何地區；(ii)於作出接納指示時該人士並非以非全權委託形式為位於任何指明地區的人士行事；及(iii)該人士並非為直接或間接提呈、出售、轉售、轉讓、交付或分派任何供股股份至任何指明地區而認購該等供股股份。

倘出現下列情況，本公司可視任何指示為無效：本公司認為其為於任何指明地區寄發及可能涉及違反有關指明地區之法律或本公司另行認為任何指示可能違反任何司法管轄區的法例；或倘本公司或其代理人相信，二者可能違反任何適用法律或監管規定；或聲稱拒絕上一段所規定的陳述及／或保證。

供股之股票與退款支票

待供股之條件獲履行後，所有繳足股款供股股份之股票預期將於二零零九年十一月二十七日(星期五)或以前以平郵方式寄予有權收取者，郵誤風險概由彼等承擔。

有關全部或部分不成功之額外供股股份申請之退款支票(如有)預期將於二零零九年十一月二十七日(星期五)左右以平郵方式寄予申請人，郵誤風險概由彼等承擔。

供股股份之地位

於配發、發行及繳足股款後，供股股份與當時已發行股份在各方面均將享有同等權益，致令繳足股款供股股份持有人將有權收取記錄日期為配發供股股份日期或以後之所有日後股息及分派。

零碎股份權益

本公司將不會暫定配發零碎未繳股款或繳足股款供股股份。

彙集所得之未繳股款供股股份將會暫定配發予本公司委任之代名人。倘若可獲得溢價超過100港元(於扣除有關費用後),則本公司或其委任之代名人將會以未繳股款方式在聯交所出售。出售所得款項之淨額將會由本公司保留。

任何未出售之零碎供股股份將可供合資格股東以額外申請表格作出額外申請。

申請額外供股股份

合資格股東可以額外申請之方式申請認購有關未出售之零碎配額之供股股份、暫定配發但未獲合資格股東接納或另行獲未繳股款供股股份承讓人認購之任何供股股份,以及不合資格股東之任何未售配額有關的任何供股股份(如有)。

擬申請額外供股股份之登記股東應採取之行動

額外供股股份申請手續

如欲申請額外供股股份,只能由合資格股東作出,並須填妥額外申請表格,連同就所申請額外供股股份應付款項另行開出之支票,不遲於二零零九年十一月十九日(星期四)下午四時三十分,或本公司與包銷商可能協議之有關較後日期及/或時間,一併交回登記處香港分處香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室)。所有股款必須以由香港的銀行賬戶開立的支票或由香港的銀行開出的銀行本票以港元支付,以劃線「**只准入抬頭人賬戶**」方式註明抬頭人為「**First Pacific Company Limited – Excess Application Account**」。董事將根據以下原則,按公平公正基準酌情分配額外供股股份(如有):

(1) 少於一手買賣單位之供股股份的申請將獲優先處理,倘若董事認為,該等申請乃為將不足一手之零碎股權補足為一手完整買賣單位之股權而作出,而有關申請並非旨在濫用此機制;及

(2) 視乎根據上文第(1)項原則分配後之額外供股股份數目，本公司將參考合資格股東所申請額外供股股份之數目以滑準法向彼等作出分配（即申請較小數目供股股份的合資格股東所獲之佔其申請數目的百分比較高額外供股股份數目，而申請較大數目的供股股份的合資格股東可獲得的供股股份數目雖然較申請小數目的股東多，但所獲額外供股股份數目佔其申請數目的百分比則較低）。

倘合資格股東不獲配發額外供股股份，則預期合資格股東所支付之股款將會全數退還予合資格股東，有關退款將以平郵於二零零九年十一月二十七日（星期五）寄出，郵誤風險概由其承擔。倘合資格股東所獲配發之額外供股股份數目少於其所申請之數目，則剩餘之申請款項預期將會退還予彼，有關退款將以平郵於二零零九年十一月二十七日（星期五）寄出，郵誤風險概由其承擔。

倘包銷商行使其權利於最後終止時間前終止包銷協議，則就有關申請額外供股股份所收取之股款將於二零零九年十一月二十七日（星期五）或之前不計利息以支票方式退還予有關人士，並以平郵方式寄出，郵誤風險概由有關人士承擔。

所有支票及銀行本票將於收取後即時予以兑現，就該等款項賺取的所有利息將由本公司保留。任何支票或銀行本票於首次兑現時未獲兑現的額外申請表格可能會被拒絕。額外申請表格僅供註明收件人使用，不得轉讓。所有文件（包括應付款項之支票或銀行本票）將會由登記處根據有權收取者之登記地址寄予彼等，郵誤風險概由其承擔。儘管未有根據有關指示填妥，本公司仍可按其酌情決定將額外申請表格視為有效，對交回或代表交回者具有約束力。

重要通告以及與指明地區登記股東有關的聲明及保證

上文「接納或轉讓手續」一節內「重要通告以及與指明地區登記股東有關的聲明及保證」（第22頁）就未繳股款供股股份及繳足股款供股股份所述之內容，亦適用予申請額外供股股份，惟須作出適當變動，以反映其乃有關申請額外供股股份。

股份由登記擁有人持有(不包括存放在中央結算系統之股份)之實益擁有人應採取之行動

額外供股股份申請手續

倘若　閣下為實益擁有人而以登記擁有人之名義登記，而　閣下擬申請額外供股股份，則　閣下應聯絡登記擁有人，並就申請額外供股股份向登記擁有人發出指示或作出安排。有關指示及／或安排應於預期時間表內所述有關申請額外供股股份及付款之最後日期及時間前及另行根據登記擁有人的要求發出或作出，以給予登記擁有人足夠時間，確保　閣下之指示得以執行。

重要通告以及與指明地區股份由登記擁有人持有(不包括中央結算系統)之實益擁有人有關的聲明及保證

上文「接納或轉讓手續」一節內「重要通告以及與指明地區股份由登記擁有人持有(不包括中央結算系統)之實益擁有人有關的聲明及保證」(第23頁)就未繳股款供股股份及繳足股款供股股份所述之內容，亦適用予申請額外供股股份，惟須作出適當變動，以反映其乃有關申請額外供股股份。

透過中央結算系統持有股份權益並擬申請額外供股股份之實益擁有人應採取之行動

額外供股股份申請手續

倘若　閣下為實益擁有人而股份存放在中央結算系統並以香港中央結算(代理人)有限公司之名義登記，而　閣下擬申請額外供股股份，則　閣下應(除非　閣下獲中央結算系統接納為投資者參與者)聯絡　閣下之中介人，並就申請額外供股股份向　閣下之中介人發出指示或作出安排。有關指示及／或安排應於預期時間表內所述有關申請額外供股股份及付款之最後日期及時間前及另行根據　閣下之中介人的要求發出或作出，以給予　閣下之中介人足夠時間，確保　閣下之指示得以執行。中央結算系統參與者申請額外供股股份的手續，須遵守《中央結算系統一般規則》、《中央結算系統運作程序守則》及中央結算系統之任何其他規定。

實益擁有人申請額外供股股份的手續，須遵守《中央結算系統一般規則》、《中央結算系統運作程序守則》及中央結算系統之任何其他規定。獲中央結算系統接納為投資者參與者之實益擁有人應聯絡中央結算系統，就申請任何額外供股股份向中央結算系統發出指示或作出安排。

重要通告以及與指明地區透過中央結算系統持有股份權益之實益擁有人有關的聲明及保證

上文「接納或轉讓手續」一節內「重要通告以及與指明地區透過中央結算系統持有股份權益之實益擁有人有關的聲明及保證」(第25頁)就未繳股款供股股份及繳足股款供股股份所述之內容，亦適用予申請額外供股股份，惟須作出適當變動，以反映其乃有關申請額外供股股份。

致實益擁有人之重要通知

由登記擁有人或中央結算系統持有其股份之實益擁有人應留意，董事會將按照本公司之股東登記冊視登記擁有人(包括中央結算(代理人)有限公司)為單一股東。因此，股份以登記擁有人(或中央結算系統)之名義登記之實益擁有人應留意，上述有關在分配額外供股股份時補足少於一手之買賣單位的安排，將不會個別伸延至彼等。

美國預託股份持有人

由於供股股份並無(亦將不會)根據美國《1933年證券法》或美國任何州或其他司法管轄區之證券法律註冊，因此，供股股份並非向美國預託股份持有人提呈，而Bank of New York Mellon(「**存管處**」)(就美國預託股份委任之存管處)將不得將據此提呈之權利轉給美國預託股份持有人。根據本公司之現有存管協議，存管處有酌情權可於與本公司咨詢後決定代表美國預託股份持有人出售有關權利及讓有關持有人取得有關所得款項淨額之程序，或(倘若並無有關程序)容許有關權利失效。與存管處咨詢後，本公司得知存管處擬在香港出售有關權利，並將有關所得款項淨額分派予美國預託股份持有人。

供股股份可能屬於《證券法》第144(a)(3)條所指的「限制證券」，因此不可存放入任何存管銀行所設立或維持之任何無限制預託證券設施，包括(但不限於)存管處所維持之現有美國預託證券設施，除非於存放時，有關供股股份已不再屬於《證券法》第144(a)(3)條所指的「限制證券」。

申請上市及買賣安排

本公司已向聯交所上市委員會申請批准未繳股款及繳足股款之供股股份上市及買賣。並無任何部分已發行股份或將根據供股發行之股份在任何其他證券交易所上市或買賣。

待未繳股款及繳足股款之供股股份獲批准在聯交所上市及買賣，以及遵守香港結算之股份收納規定，則未繳股款及繳足股款之供股股份將由未繳股款及繳足股款之供股股份開始在聯交所買賣之日起或香港結算釐定之有關其他日期起獲香港結算接納為合資格證券，可於中央結算系統內寄存、結算及交收。聯交所參與者之間於任何交易日進行的交易須於其後第二個交收日在中央結算系統內進行交收。中央結算系統之所有活動均須受不時有效之中央結算系統一般規則及中央結算系統運作程序所限制。

買賣未繳股款及繳足股款之供股股份（兩者均以2,000股為買賣單位）須繳納香港印花稅（見下文「香港稅項」一節）及其他適用費用。有關該等交收安排之詳情以及有關安排將如何影響到股東之權利及利益，股東應咨詢彼等之股票經紀或其他專業顧問。

香港稅項

(a) 一般資料

本節載述根據香港法例及慣例未繳股款供股股份及繳足股款供股股份的持有人應繳納的收入及資本收益稅項。下列香港稅務狀況概要乃根據現行法例及慣例作出，可予作出變動且不構成法律或稅務意見。本概要提供可能與決定認購、購買、擁有或出售供股股份有關的重要稅項考慮因素的一般概論，不一定涉及適用於所有投資者類別的所有可能的香港稅務後果。

(b) 銷售收益稅

香港並無就資本收益徵收稅項。然而，於香港從事行業、專業或業務的人士出售資產所得的交易收益，且交易收益源於或產生自香港，則將須繳納香港利得稅。現時企業利得稅按稅率16.5% 計算，而個人按最高15%計算。有關行業、專業或業務包括買賣股份的若干類別納稅人可能會被視為賺取交易收益而非資本收益（如金融機構、保險公司及證券交易商），除非該等納稅人可證明投資證券乃持作股本資產。

於聯交所出售未繳股款供股股份或繳足股款供股股份所得的收益將會被認為源於或產生自香港。因此，有關香港利得稅的責任將會因在香港從事非資本性質的行業、專業或業務於聯交所出售未繳股款供股股份及繳足股款供股股份所得的交易收益而產生。

(c) 印花稅

香港印花稅現時根據未繳股款供股股份或繳足股款供股股份的代價或市值中的較高者按0.1%的從價稅率計算，將由買家於每次購買時及賣家於每次出售未繳股款供股股份或繳足股款供股股份時支付(即現時於進行涉及股份的一般買賣交易時須支付合共0.2%)。此外，現時須就股份的任何轉讓文據支付定額稅款5.00港元。

有關供股之包銷安排

(1) 控股股東之承諾

於最後可行日期，控股股東於合共1,422,455,963股股份中直接或間接擁有權益。目前，本公司之已發行股本總額為3,216,937,003股每股面值0.01美元之普通股。因此，控股股東於本公司現有已發行股本中擁有約44.22%權益。

控股股東已向本公司及包銷商作出不可撤回之承諾，其中包括：

(i) 不遲於最後接納日期下午四時三十分根據供股之條款認購(或促使認購)就其或其聯繫人士擁有實益權益的1,422,455,963股股份暫定配發予其及／或其聯繫人士之284,491,191股供股股份；

(ii) 促使控股股東或其聯繫人士(視何者適用而定)於記錄日期下午五時正時仍於上文(i)所述之1,422,455,963股股份中擁有實益權益(正如於二零零九年十月十四日所持有)；及

(iii) 倘若根據供股之條款就控股股東或其聯繫人士於記錄日期下午五時正或以前所收購之任何其他股份向控股股東或其聯繫人士暫定配發任何額外供股股份，則彼等須不遲於最後接納日期下午四時三十分認購(或促使認購)該等額外供股股份。

有關控股股東就履行其於控股股東之承諾的責任所需之資金，控股股東及／或其聯繫人士已或擬與瑞信新加坡分行(作為貸款人)訂立貸款融通。

除控股股東之承諾外，本公司並無取得任何其他股東承諾彼等將認購彼等獲暫定配發之任何或所有供股股份。

(2) 包銷協議

包銷商已各別同意（按彼等各自之比例）包銷所有包銷供股股份，惟須受下述包銷協議之條款及條件的規限。

包銷協議之條款

日期：	二零零九年十月十五日（經於二零零九年十一月四日訂立之修訂協議所修訂）
有關各方：	本公司及各包銷商
所包銷供股股份之數目：	所有供股股份（不包括控股股東根據控股股東之承諾將予認購（或促使認購）之284,491,191股供股股份），即358,896,209股供股股份。

各包銷商根據包銷協議之責任為各別的，而並非共同的或共同及各別的。

控股股東所認購之股份數目較該公告內所述之數目少一股股份；因此，所包銷供股股份之數目較該公告內所述之數目多一股股份。此乃由於控股股東透過多個保管人賬戶持有股份權益，以致出現約整問題。包銷協議已經根據於二零零九年十一月四日訂立之修訂協議作出相應修訂。

供股之條件及包銷協議

供股須待包銷協議成為無條件及並無被終止後，方可作實。包銷商包銷供股之責任須待以下條件獲履行後，方可作實：

(a) 藉董事會決議案根據章程文件內所載之條款向合資格股東暫定配發供股股份；

(b) 在不遲於二零零九年十一月四日（星期三）（或包銷商與本公司可能以書面協議之有關其他日期），遵從公司條例規定，將經董事會決議案批准，並根據公司條例之規定妥為核證之章程文件各一份分別送交聯交所及獲香港公司註冊處處長登記；

(c) 遵照百慕達一九八一年公司法(經修訂)之規定，於章程刊發日期或之前或於其後在合理切實可行情況下儘快將一份根據百慕達一九八一年公司法(經修訂)之規定正式簽署之章程送交百慕達公司註冊處處長存檔；

(d) 只向合資格股東寄發章程文件，在合理切實可行範圍內只寄發章程予登記地址位於英國之不合資格股東(僅供參照)，以及只向登記地址位於加拿大之不合資格股東寄發加拿大發售備忘錄；

(e) 聯交所於不遲於供股股份分別以未繳股款及繳足股款方式開始買賣前的營業日，批准或同意批准所有將予發行之供股股份分別以未繳股款及繳足股款方式買賣及上市(有待配發)，且有關批准於最後終止時間前並無撤回或撤銷；

(f) 控股股東根據供股之條款及條件履行其於控股股東之承諾的義務及就控股股東於最後接納日期下午四時三十分或以前認購或促使認購(i) 284,491,191股供股股份；及(ii)就其或其聯繫人士於記錄日期下午五時正或以前所收購之任何股份而暫定配發予彼及／或其聯繫人士之任何額外供股股份之總和的義務；

(g) 本公司遵守及履行本公司於包銷協議之一切承諾及義務，包括(但不限於)不遲於其中所指明之日期及時間(以包銷商滿意之形式及內容)向包銷商交付其中所列之文件的責任；

(h) 香港及／或百慕達之任何立法、行政或監管機構或當局並無於包銷協議日期後公佈任何法規、法令、規則、指令或規例而禁止發行供股股份及包銷商包銷所包銷供股股份之義務；

(i) 任何法庭或其他司法、政府或監管當局並無就供股發出任何停止令或類似法令，亦並無香港之任何立法、行政或監管機構或當局反對，而其發出之任何法規、法令、規則、法例或指令亦並無禁止根據包銷協議及控股股東之承諾的任何條文出售及認購及／或購買供股股份或本公司執行及履行包銷協議或控股股東執行或履行控股股東之承諾；及

(j) 本公司於包銷協議所給予之保證於最後終止時間或以前任何時間均維持真實及準確。

倘若包銷協議之條件未能於各情況所指明之日期及／或時間或(倘若並無指明日期或時間)二零零九年十二月十五日(星期二)或之前(或本公司與包銷商可能以書面協議之有關較後日期)獲妥為履行及／或豁免(如適用)，或倘若包銷協議如下文所述被終止，除有關包銷協議之若干權利和義務外，有關各方根據包銷協議之所有法律責任將會終止。在該情況下，本公司須向包銷商補還所產生之所有成本及費用，惟無須據此向任何包銷商支付包銷佣金。

倘若包銷協議並無成為無條件或被終止，則供股將不會進行。

終止包銷協議

包銷商保留權利，倘若出現以下情況，可終止包銷協議內所載之安排：

(a) 倘若於包銷協議日期後，包銷商獲悉以下任何事項或包銷商有合理因由相信：

(i) 該公告、章程文件或任何補充章程所載的任何陳述在任何重大方面於當時為或已成為失實、不正確或有誤導性；或

(ii) 發生或發現任何事宜，而倘若該公告、章程文件或任何補充章程於當時已經發出，如其並未於該公告、章程文件或任何補充章程中披露，會構成其重大遺漏事宜；或

(iii) 任何適用法律或監管規則規定本公司須就供股發出補充章程；或

(iv) 本公司於包銷協議所給予之任何保證為(或倘若於當時重覆會是)失實或違反；或

(v) 根據包銷協議所載之彌償導致或可能導致本公司須負上任何法律責任的任何事件、作為或遺漏；或

(vi) 本公司違反其於包銷協議之任何責任或承諾；或

(vii) 本公司或其任何附屬公司或PLDT的業務或財務或經營狀況或前景有任何不利逆轉或潛在不利轉變，而包銷商認為對供股屬重大改變；或

(viii) 控股股東未有遵守其於控股股東之承諾的任何責任或承諾；或

(ix) 聯交所撤回有關(未繳股款及繳足股款)供股股份上市及買賣之批准；或

(x) 股份在連續多過一個營業日期間暫停在聯交所買賣(就發表該公告取得聯交所審批有關之任何停牌除外)；或

(b) 以下事件被發現、出現、存在或生效：

(i) 本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務發生任何一件或一連串不可抗力事件(包括(但不限於)天災、戰爭、騷亂、擾亂公眾秩序、內亂、火災、水災、爆炸、疫症、恐怖主義活動、罷工或閉廠、敵對行為爆發或升級(無論有否宣戰)或宣佈全國或國際間進入緊急狀態或災難或危機)；或

(ii) 本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務頒佈任何新法律或規例或現有法律或規例出現任何變動(或任何法院或其他主管當局更改其詮釋或應用)；或

(iii) 香港有關當局宣佈銀行停止經營；或

(iv) 出現任何事件或一連串事項，而其涉及或有關或以其他方式影響當地(包括(但不限於)香港)、國家、地區或國際金融、政治、軍事、工業、經濟、法律、財政或監管事宜或狀況或其任何變動；或

(v) 任何當地、國家或國際證券市場之狀況出現任何變動(包括(但不限於)任何全面禁止、暫停或重大限制聯交所、新加坡證券交易所、菲律賓證券交易所或印尼證券交易所的證券買賣)；或

(vi) 本公司或其任何附屬公司或PLDT於香港或百慕達或任何其他地方進行或經營業務的稅務或外匯管制出現變動或發展(包括潛在發展)，而其將會或可能對本公司或其任何附屬公司或PLDT或本公司之現有或未來股東產生不利影響，

而在任何有關情況下，包銷商全權認為，將會或可能：(A)對本公司、其附屬公司及PLDT的整體業務或財務或貿易狀況或前景或供股或其成功產生重大不利影響或構成重大損害；或(B)導致繼續進行供股成為不智或不適宜；或(C)導致包銷協議的任何部分(包括包銷)未能根據其條款履行。

倘若包銷商行使其權利終止包銷協議，則其責任將會終止，而供股亦將不會進行，在該情況下，本公司將會於適當時間另行刊發公告。

買賣股份及未繳股款供股股份之風險警告

股份已由二零零九年十月二十九日(星期四)起以除權基準買賣。供股股份預期將於二零零九年十一月九日(星期一)至二零零九年十一月十六日(星期一)期間(首尾兩天包括在內)以未繳股款方式買賣。

供股須待包銷協議成為無條件及並無被終止後，方可作實。倘若供股之條件並無獲履行，則供股將不會進行。投資者如買賣股份或未繳股款之供股股份，須自行承擔有關風險。任何股東或其他人士如擬買賣股份或未繳股款之供股股份，敬請審慎行事及諮詢其專業顧問。

禁售承諾

根據包銷協議，本公司已經向各包銷商承諾：

(a) 除(i)根據供股所配發及發行之供股股份及(ii)根據現有股份計劃或現有之認購或轉換權(包括已根據本公司於二零零四年五月二十四日所採納之購股權計劃授予之任何購股權)獲行使而發行或授予之任何股份或其他證券或權利；或

(b) 在獲得包銷商之事先書面同意前(包銷商可按其絕對酌情決定是否給予)，

由包銷協議日期起至供股股份在聯交所買賣首日後90日期間內，本公司將不會(i)配發或發行或出售，或建議配發或發行或出售、接納認購、質押、借出、按揭、出讓、押記、購買任何期權或訂約出售，或授予任何期權、權利或認股權證以認購或購買或借出或另行處置(不論有條件或無條件，或直接或間接，或以其他方式)本公司任何股份

或債務資本，或其他證券或其任何權益或可轉換為或行使或交換為任何股份或附帶權利可認購或購買股份之任何證券，或就發行寄存單據將股份寄存在存管處，或(ii)訂立交易(包括(但不限於)掉期或其他衍生工具交易)，而其全部或部分轉讓為擁有任何有關股份或債務資本或證券或其任何權益之任何經濟後果，或其對股份市場之影響與出售股份權益或購回任何股份相似，或(iii)訂立任何交易，而有關經濟影響與上文(i)或(ii)所述之任何交易相同，或(iv)建議或同意或訂約或宣佈有意訂立或實行上文(i)、(ii)或(iii)所述之任何有關交易。

根據控股股東之承諾，控股股東已經向本公司及各包銷商承諾，自控股股東之承諾日期起至供股股份開始在聯交所買賣日後90日止期間內，其將不會(而其將促使其聯繫人士概不會)：(i)出售、轉讓或另行出讓其或其有關聯繫人士(視屬何情況而定)所持有之任何股份，或(ii)訂立交易，而其全部或部分轉讓擁有任何有關股份之經濟後果(包括(但不限於)就控股股東或其任何於任何有關股份中擁有權益之聯繫人士直接或間接持有之任何權益而訂立或實行上文(i)所述之任何交易)，或(iii)建議或同意或訂約或宣佈有意訂立或實行上文(i)或(ii)所述之任何交易；但控股股東之承諾不得禁止或限制控股股東與其聯繫人士之間或其聯繫人士之間的任何股份出售、轉讓或其他出讓(或上文(ii)所述之交易或上文(iii)所述之同意或宣佈)；此外，控股股東之承諾中的任何內容概不得禁止或限制任何(A)就或有關控股股東擁有或可能會擁有(或其任何聯繫人士擁有或可能會擁有)權益之任何股份而於控股股東之承諾日期存在或是或可能授予任何包銷商或彼等各自之聯屬人士或為其利益而設立之任何抵押權益、押記或其他產權負擔或權利而作出之出售、轉讓或其他出讓(或上文(ii)所述之任何交易或上文(iii)所述之同意或宣佈)，或(B)就或有關控股股東擁有或可能會擁有(或其任何聯繫人士擁有或可能會擁有)權益之任何股份而授予任何包銷商或彼等各自之聯屬人士或為其利益而設立之任何有關抵押權益、押記或其他產權負擔或權利。

不動用一般性授權

基於供股股份乃根據股東當時的持股量，按比例(供股股份之零碎權益以及按上文所述基準不包括不合資格股東除外)向股東建議供股，因此，根據上市規則第13.36(2)(a)條，供股毋須獲得股東在股東大會上批准，董事亦不須根據在本公司二零零九年股東週年大會上授予董事之現有一般性授權發行供股股份。

股權架構

於最後可行日期，本公司有3,216,937,003股已發行股份，亦有208,272,000份尚未行使之購股權，其賦予持有人權利可認購208,272,000股股份，其中合共143,100,000份購股權已於供股完成前歸屬。為使購股權持有人於記錄日期或以前成為股東，以及因而以合資格股東身份符合資格參與供股，行使該等購股權之最後日期已經過去。因此，有關購股權持有人將不會就其購股權根據供股收取任何未繳股款或繳足股款供股股份。

於最後可行日期，除購股權外，本公司並無其他已發行及尚未行使之可轉換證券、期權或認股權證或類似權利而賦予任何權利可認購、轉換或交換為股份。

於供股完成時，假設於供股完成時或以前並無發行任何歸屬股份或任何其他股份（不包括供股股份），本公司之股權架構如下：

股東	於最後可行日期		於緊隨供股完成後（假設所有供股股份均獲股東接納）		於緊隨供股完成後（假設除控股股東外，並無供股股份獲股東接納）	
	股份數目	*%*	*股份數目*	*%*	*股份數目*	*%*
控股股東及其聯繫人士	1,422,455,963	44.2	1,706,947,154	44.2	1,706,947,154	44.2
董事（控股股東除外）	40,225,652	1.3	48,270,780	1.3	40,225,652	1.1
包銷商	–	–	–	–	358,896,209	9.3
其他股東（為公眾股東）	1,754,255,388	54.5	2,105,106,469	54.5	1,754,255,388	45.4
合計	3,216,937,003	100.0	3,860,324,403	100.0	3,860,324,403	100.0

進行供股的原因及所得款項用途

本集團業務以經營電訊、基建、消費性食品及天然資源為主。

本公司擬透過供股籌集所得款項淨額約21.468億港元(約2.770億美元)(於支付有關費用後)(相當於淨價格每股供股股份約3.337港元)。

本公司擬將供股所得款項淨額用於本集團之投資策略項目，尤其是將部分所得款項用於擴充及發展本集團在菲律賓及東南亞之礦務策略項目，其次，倘若出現合適機會，則用於本集團透過Metro Pacific Investments Corporation持有之菲律賓基建組合。

董事可能會不時進行檢討，並基於彼等認為所得款項之最優用途，更改有關所得款項之用途。倘若所得款項用途有重大變動，如有需要，本公司將會另行刊發公告。

於過去十二個月內進行之股本集資活動

於最後可行日期前過去十二個月內，本公司並無進行任何股本集資活動。

調整購股權之行使價及數目

於最後可行日期，根據購股權計劃，尚有可認購合共208,272,000股股份之購股權尚未行使。配發及發行供股股份將導致須調整購股權之行使價及數目。

對所有尚未行使購股權作出之調整(經本公司之核數師核實)載列如下：

供股前之購股權數目	供股前之行使價 *港元*	供股後之購股權數目	供股後之經調整行使價 *港元*
81,852,000	1.76	86,274,058	1.6698
4,500,000	3.275	4,743,113	3.1072
121,920,000	5.33	128,506,733	5.0569
208,272,000		**219,523,904**	

最近發展

誠如該公告內所述，本公司之菲律賓聯屬公司MPIC先前稱，有意尋求將其於Manila Electric Company(「Meralco」)之股權增加至不少於20%權益，並正與多方進行商討，從而達到該目標。本集團及其菲律賓聯屬及聯營公司目前持有Meralco合共約34.7%股權，其中PLDT之附屬公司Pilipino Telephone Corporation(「Piltel」)目前持有約20%股權，而MPIC則持有約14.7%股權。

自該公告日期以來，MPIC與First Philippine Holdings Corporation(「FPHC」)(一間由Lopez集團控制的菲律賓公司，持有Meralco約13.4%權益)一直積極商討有關MPIC再增持Meralco約6.7%權益之若干安排。然而，於二零零九年十月三十日，MPIC接獲FPHC通知，指FPHC收到一個包括Henry Sy Jr.先生之集團的競爭建議，指其欲購買FPHC於Meralco所持有之全部約13.4%權益。MPIC相信，競爭建議之建議收購價為每股Meralco股份300披索(相等於約6.3美元或48.4港元)。MPIC在現階段並無有關競爭建議有關所需資金如何籌集之資料，而MPIC與FPHC之間的商討則仍然繼續，以釐清潛在競爭建議對MPIC之建議安排的影響，並確定MPIC之建議安排會否繼續進行。

有關FPHC將其於Meralco之權益出售予MPIC或Piltel以外任何人士的任何建議，MPIC及Piltel均因Lopez集團與MPIC及Piltel收購彼等各自於Meralco之權益的人士於二零零九年三月十二日訂立之協議而享有若干優先放棄權及跟隨權(有關權利已經於MPIC及Piltel收購Meralco權益時轉讓予彼等)的利益。

截至本章程日期為止，尚未就MPIC增加其於Meralco之權益簽立任何協議；亦尚未決定何時可能會簽立有關協議，或在FPHC可能將於Meralco之權益出售予其他競投人或任何其他人的情況下是否行使上文所述有關協議內MPIC或Piltel之優先放棄權及／或跟隨權。本公司將會在適當情況下另行刊發公告，向股東提供有關事宜之任何重大發展。

本集團若干上市附屬公司及聯營公司及本集團投資之若干其他上市公司已刊發或將予刊發之二零零九年第三季度有關之季度財務業績

股東敬請注意，以下本集團上市附屬公司及聯營公司及本集團投資之若干其他上市公司最近已宣佈或即將宣佈其截至二零零九年九月三十日止季度之財務業績。下表載列有關公司之名稱；本集團於各有關公司之應佔經濟權益；各有關公司之證券上市的有關證券交易所；及預期宣佈二零零九年第三季度財務業績之日期／參考日期(尚未訂定及可予更改)。

有關公司名稱	本集團於有關公司之應佔經濟權益	有關公司之股份上市的證券交易所	宣佈二零零九年第三季度財務業績之參考日期
Indofood Agri Resources Ltd.*	29.1%	新加坡證券交易所	二零零九年十一月十一日
Manila Electric Company	13.2%	菲律賓證券交易所	二零零九年十月二十九日
Metro Pacific Investments Corporation*	54.1%	菲律賓證券交易所	二零零九年十一月十二日
Metro Pacific Tollways Corporation*	54.0%	菲律賓證券交易所	二零零九年十一月十三日
Philex Mining Corporation	30.9%	菲律賓證券交易所	二零零九年十一月十日
Philippine Long Distance Telephone Company*	26.5%	菲律賓證券交易所	二零零九年十一月三日
Pilipino Telephone Corporation	26.3%	菲律賓證券交易所	二零零九年十月二十九日
PT Indofood Sukses Makmur Tbk*	50.1%	印尼證券交易所	二零零九年十二月十五日
PT Perusahaan Perkebunan London Sumatra Indonesia Tbk*	18.8%	印尼證券交易所	二零零九年十一月十日

根據本公司之過去慣例，上列各有關名稱旁註有「*」號之公司的二零零九年第三季度財務業績，本公司已經／將會根據上市規則第13.09(2)條於上述日期／參考日期左右以本公司在香港刊發海外監管公告之形式轉載。

至於其餘各有關名稱旁並無註有「*」號之公司，股東應參閱該等公司根據其股份上市之有關證券交易所的規則所作出之有關公眾披露。

一般事項

於二零零九年六月三十日，本公司及其附屬公司之未經審核綜合資產淨值約為13.270億美元(約102.843億港元)。截至二零零八年十二月三十一日止財政年度，本公司及其附屬公司之經審核綜合除稅前及除稅後溢利分別約為3.974億美元(約30.799億港元)及3.366億美元(約26.087億港元)。截至二零零七年十二月三十一日止財政年度，本公司及其附屬公司之經審核綜合除稅前及除稅後溢利分別約為7.545億美元(約58.474億港元)及6.656億美元(約51.584億港元)。

附加資料

謹請 閣下細閱本章程附錄所載的附加資料。

此致

列位合資格股東 台照
及列位不合資格股東(美國人士除外) 參照

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤仁
謹啟

二零零九年十一月四日

1. 本集團之財務業績及狀況概要

以下財務資料摘錄自本公司截至二零零七年及二零零八年十二月三十一日止年度年報所刊載之本集團經審核綜合財務報表，以及本公司截至二零零九年六月三十日止六個月中期報告所刊載之本集團未經審核簡略綜合中期財務報表。

	截至二零零九年六月三十日止六個月	截至十二月三十一日止年度		
		二零零八年	二零零七年	二零零六年
	百萬美元 (未經審核)	*百萬美元* (經審核)	*百萬美元* (經審核)	*百萬美元* (經審核)
營業額	1,809.1	4,105.3	3,040.8	2,474.8
除稅前溢利	353.3	397.4	754.5	293.3
稅項	(52.7)	(61.4)	(94.0)	(71.6)
期／年內持續業務溢利	300.6	336.0	660.5	221.7
期／年內一項已終止業務溢利	2.7	0.6	5.1	–
未計少數股東權益前溢利	303.3	336.6	665.6	221.7
少數股東權益	(139.0)	(135.8)	(160.8)	(57.2)
母公司擁有人應佔溢利	164.3	200.8	504.8	164.5
普通股股息				
中期－二零零九年：每股0.51美仙 (二零零八年：0.38美仙、二零零七年：0.26美仙、二零零六年：0.13美仙)	16.5	12.3	8.2	4.1
特別－二零零八年：每股無 (二零零七年：0.38美仙、二零零六年：0.12美仙)	不適用	–	12.3	3.9
末期擬派－二零零八年：每股0.77美仙 (二零零七年：0.64美仙、二零零六年：0.45美仙)	不適用	24.7	20.6	14.4
總計	16.5	37.0	41.1	22.4
每股盈利*(美仙)*				
－基本	5.11	6.23	15.72	5.15
－攤薄	5.05	5.93	15.29	5.06

本集團之資產與負債

	於二零零九年六月三十日	於十二月三十一日		
		二零零八年	二零零七年	二零零六年
	百萬美元	*百萬美元*	*百萬美元*	*百萬美元*
	(未經審核)	(經審核)	(經審核)	(經審核)
資產總值	7,569.4	7,199.0	5,221.1	2,883.5
減：負債總額	4,832.3	4,823.8	3,098.1	1,850.7
少數股東權益	1,410.1	1,245.1	991.7	450.1
資產淨值	1,327.0	1,130.1	1,131.3	582.7

2. 本集團之經審核綜合財務報表

以下為本集團截至二零零八年十二月三十一日止年度之經審核財務報表及相關附註，乃摘錄自本公司截至二零零八年十二月三十一日止年度之年報。

綜合損益計算表

截至12月31日止年度 *百萬美元*	*附註*	**2008**	**2007** (經重列)[i]
營業額	4	4,105.3	3,040.8
銷售成本		(3,103.4)	(2,320.7)
毛利		1,001.9	720.1
權益攤薄及減持投資之收益		28.7	356.1
分銷成本		(273.9)	(254.2)
行政開支		(256.8)	(170.7)
其他經營(開支)／收入淨額		(144.9)	0.6
借貸成本淨額	5	(150.5)	(137.1)
應佔聯營公司及合營公司溢利減虧損		192.9	239.7
除稅前溢利	6	397.4	754.5
稅項	7	(61.4)	(94.0)
年內持續業務溢利		336.0	660.5
年內一項已終止業務溢利	8	0.6	5.1
年內溢利		336.6	665.6
以下者應佔：			
母公司權益持有人	9	200.8	504.8
少數股東權益		135.8	160.8
		336.6	665.6
普通股股息	10		
中期－每股0.38美仙(2007：0.26美仙)		12.3	8.2
特別擬派－無(2007：0.38美仙)		–	12.3
末期擬派－每股0.77美仙(2007：0.64美仙)		24.7	20.6
總計		37.0	41.1

截至12月31日止年度 *百萬美元*	*附註*	**2008**	**2007** (經重列)[i]
母公司權益持有人應佔每股盈利(美仙)	11		
基本			
－持續業務溢利		6.23	15.67
－一項已終止業務溢利		–	0.05
－年內溢利		6.23	15.72
攤薄			
－持續業務溢利		5.93	15.24
－一項已終止業務溢利		–	0.05
－年內溢利		5.93	15.29

(i) 參閱附註2(B)

有關附註屬財務報表之一部份。

綜合資產負債表

截至12月31日止年度 *百萬美元*	*附註*	**2008**	**2007** (經重列)(i)
非流動資產			
物業、廠房及設備	12	808.4	784.1
種植園	13	744.5	881.5
聯營公司及合營公司	15	1,202.3	1,304.7
商譽	16	675.6	347.2
其他無形資產	17	1,538.5	–
應收賬款、其他應收款項及預付款項	18	3.0	37.0
預付土地費用	19	153.2	151.4
可供出售資產	20	1.7	6.0
遞延税項資產	21	38.7	45.0
按公平價值計入損益之金融資產	22	–	79.8
其他非流動資產	23	217.1	110.0
		5,383.0	3,746.7
流動資產			
現金及現金等值項目	24	625.9	600.8
抵押存款	34(C)	12.0	–
可供出售資產	20	56.9	24.1
應收賬款、其他應收款項及預付款項	18	435.5	355.5
存貨	25	557.4	494.0
		1,687.7	1,474.4
分類為持作出售之出售組合資產	8	128.3	–
		1,816.0	1,474.4

截至12月31日止年度 *百萬美元*	*附註*	**2008**	**2007** (經重列)[i]
流動負債			
應付賬款、其他應付款項及應計款項	26	667.4	485.6
短期債務	27	1,207.0	1,000.1
稅項準備	28	55.8	52.9
遞延負債及撥備之即期部份	29	39.4	17.4
		1,969.6	1,556.0
與分類為持作出售之資產直接有關的負債	8	106.1	–
		2,075.7	1,556.0
流動負債淨額		(259.7)	(81.6)
資產總值減流動負債		5,123.3	3,665.1
權益			
已發行股本	30	32.1	32.2
其他儲備	31	902.0	1,048.6
保留溢利		196.0	50.5
母公司權益持有人應佔權益		1,130.1	1,131.3
少數股東權益	32	1,245.1	991.7
權益總額		2,375.2	2,123.0
非流動負債			
長期債務	27	1,951.7	1,044.5
遞延負債及撥備	29	432.4	180.5
遞延稅項負債	21	364.0	310.8
衍生工具負債	33	–	6.3
		2,748.1	1,542.1
		5,123.3	3,665.1

(i)　參閱附註2(B)

有關附註屬財務報表之一部份。

承董事會命

彭澤仁
常務董事兼行政總監

唐勵治
執行董事

二零零九年三月二十五日

公司資產負債表

12月31日結算 *百萬美元*	*附註*	2008	2007
非流動資產			
附屬公司	14	996.2	906.2
借予一間合營公司貸款		–	104.3
		996.2	1,010.5
流動資產			
現金及現金等值項目	24	45.9	106.3
應收附屬公司款項	14(A)	1,889.5	1,781.8
其他應收款項及預付款項		0.1	0.2
		1,935.5	1,888.3
流動負債			
應付附屬公司款項	14(B)	832.6	814.5
其他應付款項及應計款項		0.6	0.6
		833.2	815.1
流動資產淨額		1,102.3	1,073.2
資產總值減流動負債		2,098.5	2,083.7
權益			
已發行股本	30	32.1	32.2
其他儲備		1,182.2	1,162.5
保留溢利		344.0	348.1
母公司權益持有人應佔權益		1,558.3	1,542.8
非流動負債			
借自附屬公司貸款	14(C)	540.2	540.9
		2,098.5	2,083.7

有關附註屬財務報表之一部份。

承董事會命

彭澤仁
常務董事兼行政總監

唐勵治
執行董事

二零零九年三月二十五日

綜合權益變動表

		母公司權益持有人應佔權益										
百萬美元	附註	已發行股本	股份溢價	已發行購股權	可供出售資產之未變現收益／(虧損)	現金流量對沖之未變現(虧損)／收益	匯兑儲備	資本及其他儲備	(累積虧損)／保留溢利	總計	少數股東權益	權益總額
2007年1月1日結算		32.0	964.2	11.3	51.9	(6.6)	(42.7)	(2.6)	(424.8)	582.7	450.1	1,032.8
2007年之權益變動：												
換算海外業務之匯兑差額		–	–	–	–	–	84.2	–	–	84.2	(29.5)	54.7
可供出售資產之未變現收益		–	–	–	3.9	–	–	–	–	3.9	2.2	6.1
可供出售資產之已變現收益		–	–	–	(45.5)	–	–	–	–	(45.5)	(3.3)	(48.8)
現金流量對沖之未變現收益		–	–	–	–	13.4	–	–	–	13.4	–	13.4
直接於權益確認之收入及開支淨額		–	–	–	(41.6)	13.4	84.2	–	–	56.0	(30.6)	25.4
年內溢利		–	–	–	–	–	–	–	504.8	504.8	160.8	665.6
年內確認之收入及開支總額		–	–	–	(41.6)	13.4	84.2	–	504.8	560.8	130.2	691.0
減持及攤薄於一間聯營公司之權益		–	–	–	–	0.5	3.3	–	–	3.8	–	3.8
攤薄於附屬公司之權益		–	–	–	–	–	(0.8)	0.3	–	(0.5)	–	(0.5)
收購附屬公司	34(A)	–	–	–	–	–	–	–	–	–	203.5	203.5
應佔權益變動		–	–	–	–	–	–	–	–	–	222.9	222.9
已支付予少數股東之股息		–	–	–	–	–	–	–	–	–	(15.0)	(15.0)
行使購股權而發行之股份	30(A)	0.2	7.5	(2.4)	–	–	–	–	–	5.3	–	5.3
購回及註銷股份	30(B)	–	–	–	–	–	–	–	(3.0)	(3.0)	–	(3.0)
以權益支付購股權之安排		–	–	8.7	–	–	–	–	–	8.7	–	8.7
2006年特別股息		–	–	–	–	–	–	–	(3.9)	(3.9)	–	(3.9)
2006年末期股息		–	–	–	–	–	–	–	(14.4)	(14.4)	–	(14.4)
2007年中期股息	10	–	–	–	–	–	–	–	(8.2)	(8.2)	–	(8.2)
2007年12月31日結算（經重列）[i]		32.2	971.7	17.6	10.3	7.3	44.0	(2.3)	50.5	1,131.3	991.7	2,123.0

百萬美元	附註	母公司權益持有人應佔權益 已發行股本	股份溢價	已發行購股權	可供出售資產之未變現收益／(虧損)	現金流量對沖之未變現(虧損)／收益	匯兌儲備	資本及其他儲備	(累積虧損)／保留溢利	總計	少數股東權益	權益總額
2007年12月31日結算												
如前公佈		32.2	971.7	17.6	10.3	7.3	44.2	(2.3)	56.1	1,137.1	992.6	2,129.7
前年度調整	2(B)	-	-	-	-	-	(0.2)	-	(5.6)	(5.8)	(0.9)	(6.7)
經重列[i]		32.2	971.7	17.6	10.3	7.3	44.0	(2.3)	50.5	1,131.3	991.7	2,123.0
2008年之權益變動：												
換算海外業務之匯兌差額		-	-	-	-	-	(159.9)	-	-	(159.9)	(177.2)	(337.1)
可供出售資產之未變現收益		-	-	-	1.6	-	-	-	-	1.6	1.3	2.9
可供出售資產之已變現收益		-	-	-	(0.1)	-	-	-	-	(0.1)	-	(0.1)
現金流量對沖之未變現虧損		-	-	-	-	(5.9)	-	-	-	(5.9)	-	(5.9)
直接於權益確認之收入及開支淨額		-	-	-	1.5	(5.9)	(159.9)	-	-	(164.3)	(175.9)	(340.2)
年內溢利		-	-	-	-	-	-	-	200.8	200.8	135.8	336.6
年內確認之收入及開支總額		-	-	-	1.5	(5.9)	(159.9)	-	200.8	36.5	(40.1)	(3.6)
減持及攤薄於一間聯營公司之權益		-	-	-	-	-	(0.3)	-	-	(0.3)	-	(0.3)
攤薄於附屬公司之權益		-	-	-	-	-	0.2	-	-	0.2	-	0.2
收購附屬公司	34(A)	-	-	-	-	0.5	-	(2.4)	-	(1.9)	295.1	293.2
應佔權益變動		-	-	-	-	-	-	-	-	-	25.7	25.7
分類為持作出售之出售組合資產之儲備		-	-	-	(0.1)	-	-	0.1	-	-	-	-
已支付予少數股東之股息		-	-	-	-	-	-	-	-	-	(27.3)	(27.3)
行使購股權而發行之股份	30(A)	0.1	2.4	(0.9)	-	-	-	-	-	1.6	-	1.6
購回及註銷股份	30(B)	(0.2)	-	-	-	-	-	0.2	(10.1)	(10.1)	-	(10.1)
以權益支付購股權之安排		-	-	18.0	-	-	-	-	-	18.0	-	18.0
2007年特別股息	10	-	-	-	-	-	-	-	(12.3)	(12.3)	-	(12.3)
2007年末期股息	10	-	-	-	-	-	-	-	(20.6)	(20.6)	-	(20.6)
2008年中期股息	10	-	-	-	-	-	-	-	(12.3)	(12.3)	-	(12.3)
2008年12月31日結算		32.1	974.1	34.7	11.7	1.9	(116.0)	(4.4)	196.0	1,130.1	1,245.1	2,375.2

(i) 參閱附註2(B)

有關附註屬財務報表之一部份。

公司權益變動表

百萬美元	附註	已發行股本	股份溢價	已發行購股權	資本贖回儲備	實繳盈餘	保留溢利	總計
2007年1月1日結算		32.0	964.2	10.7	–	173.8	265.6	1,446.3
年內溢利		–	–	–	–	–	112.0	112.0
行使購股權而發行之股份	30(A)	0.2	7.5	(2.4)	–	–	–	5.3
購回及註銷股份	30(B)	–	–	–	–	–	(3.0)	(3.0)
以權益支付購股權之安排	36(A)	–	–	8.7	–	–	–	8.7
2006年特別股息		–	–	–	–	–	(3.9)	(3.9)
2006年末期股息		–	–	–	–	–	(14.4)	(14.4)
2007年中期股息	10	–	–	–	–	–	(8.2)	(8.2)
2007年12月31日結算		32.2	971.7	17.0	–	173.8	348.1	1,542.8
年內溢利		–	–	–	–	–	51.2	51.2
行使購股權而發行之股份	30(A)	0.1	2.4	(0.9)	–	–	–	1.6
購回及註銷股份	30(B)	(0.2)	–	–	0.2	–	(10.1)	(10.1)
以權益支付購股權之安排	36(A)	–	–	18.0	–	–	–	18.0
2007年特別股息	10	–	–	–	–	–	(12.3)	(12.3)
2007年末期股息	10	–	–	–	–	–	(20.6)	(20.6)
2008年中期股息	10	–	–	–	–	–	(12.3)	(12.3)
2008年12月31日結算		32.1	974.1	34.1	0.2	173.8	344.0	1,558.3

有關附註屬財務報表之一部份。

綜合現金流量表

截至12月31日止年度 *百萬美元*	*附註*	**2008**	**2007** (經重列)[i]
除税前溢利			
來自持續業務		397.4	754.5
來自一項已終止業務		1.3	6.8
就下列各項調整：			
利息開支	5	185.3	167.8
種植園公平價值變動之虧損／(收益)	6	97.7	(22.0)
匯兑及衍生工具之虧損／(收益)淨額	6	83.2	(20.0)
折舊	6	79.2	64.5
已確認之減值虧損		43.9	38.7
應收賬款、其他應收款項及預付款項(非流動)減少／增加		37.5	(2.3)
其他無形資產攤銷	17	27.3	–
以權益支付購股權之開支	36(A)	18.0	8.7
確認之預付土地費用	6	7.1	2.8
應佔聯營公司及合營公司之溢利減虧損		(192.9)	(239.7)
其他非流動資產增加		(35.7)	(10.4)
利息收入	5	(34.8)	(30.7)
攤薄於附屬公司權益之收益	6	(18.9)	(149.6)
減持及攤薄於一間聯營公司權益之收益	6	(9.8)	(206.5)
出售可供出售資產之已變現收益	6	(0.6)	(25.0)
出售物業、廠房及設備之收益	6	(0.6)	(0.2)
可供出售資產之股息收入	6	(0.5)	–
按公平價值計入損益之金融資產之股息收入	6	–	(2.9)
其他		(7.5)	26.2
		676.6	360.7
應付賬款、其他應付款項及應計款項增加		69.1	137.1
存貨增加		(160.3)	(116.1)
應收賬款、其他應收款項及預付款項(流動)增加		(151.6)	(84.4)
營運產生之現金收入淨額[ii]		433.8	297.3
已收利息		40.7	30.3
已付利息		(196.9)	(113.6)
已付税款	28	(112.4)	(83.3)
經營活動之現金收入淨額		165.2	130.7

(i)　參閱附註2(B)

(ii)　營運資金變動不包括因收購及出售附屬公司而導致之變動。

截至12月31日止年度 *百萬美元*	*附註*	2008	2007 (經重列)[(i)]
自聯營公司收取之股息	15(B)	211.9	155.0
出售物業、廠房及設備所得款項		20.8	7.8
收購附屬公司	34(A)	(611.8)	(517.6)
購買物業、廠房及設備		(163.4)	(69.5)
於聯營公司之投資	34(B)	(140.5)	–
於種植園之投資		(76.7)	(36.8)
於無形資產之投資		(67.8)	–
購買可供出售資產		(38.9)	–
借予一間合營公司之貸款及借款淨額		(19.0)	(96.0)
增加附屬公司之投資的按金		(12.9)	–
主要來自減持按公平價值計入損益之金融資產所得款項		–	49.1
出售可供出售資產所得款項		–	31.2
自按公平價值計入損益之金融資產收取之股息		–	2.9
增加於聯營公司之投資		–	(514.8)
增加於一間附屬公司之投資		–	(25.6)
投資活動之現金開支淨額		(898.3)	(1,014.3)
新借入貸款所得款項		1,871.1	1,793.8
附屬公司出售股份所得款項		62.1	–
行使購股權而發行之股份所得款項		1.6	5.3
償還貸款		(1,050.9)	(824.1)
支付予股東之股息		(45.2)	(26.5)
附屬公司支付予少數股東之股息		(27.3)	(15.0)
購回股份		(10.1)	(3.0)
購回附屬公司之股份		(7.7)	–
附屬公司發行予少數股東之股份		–	264.0
抵押存款及受限制現金減少		–	31.3
融資安排之付款		–	(6.0)
融資活動之現金收入淨額		793.6	1,219.8
現金及現金等值項目淨額之增加		60.5	336.2
1月1日之現金及現金等值項目		600.8	267.4
匯兑折算		(35.4)	(2.8)
12月31日之現金及現金等值項目		625.9	600.8

(i) 參閱附註2(B)

有關附註屬財務報表之一部份。

財務報表附註

1. 公司資料

第一太平有限公司為一家建基於香港的投資及管理公司，業務位於亞洲。其主要業務以經營電訊、消費性食品、基建及自然資源為主。

本集團包括本公司及其附屬公司。

本公司為於百慕達註冊成立之有限公司，註冊辦事處地址為 Canon's Court，22 Victoria Street，Hamilton HM12，Bermuda。

本公司普通股於香港聯交所上市，其股份亦透過美國預託證券方式在美國進行買賣。

2. 編製基準、主要會計政策概要及更改

(A) 編製基準

財務報表乃遵照香港會計師公會所頒布之香港財務報告準則(當中包括所有香港財務報告準則、香港會計準則及詮釋)、香港 公認會計準則、香港公司條例以及上市規則披露規定而編製。除下列會計政策中提及之種植園、按公平價值計入損益之金融資產、可供出售資產及衍生金融工具以公平價值列賬外，財務報表乃採用歷史成本會計法編製。除另有指明外，財務報表乃以美元呈列，並調整至最接近百萬金額(百萬美元)及一個小數位。

(B) 新訂及經修訂的香港財務報告準則之影響及會計政策之改變

由於香港會計師公會頒布下列新訂及經修訂香港財務報告準則，故香港公認會計準則於二零零八年有若干變動：

香港會計準則第39號及 香港財務報告準則第7號(修訂)	「金融資產重新分類」(i)
香港(國際財務報告詮釋委員會) －詮釋第11號	「香港財務報告準則第2號－集團及庫存股份交易」(ii)
香港(國際財務報告詮釋委員會) －詮釋第12號	「服務特許權協議」(iii)
香港(國際財務報告詮釋委員會) －詮釋第14號	「香港會計準則第19號－界定福利資產之限制、最低資金要求及互動作用」(iii)

(i) 於二零零八年七月一日開始生效
(ii) 於二零零七年三月一日或之後開始之年度期間生效
(iii) 於二零零八年一月一日或之後開始之年度期間生效

採納香港會計準則第39號及香港財務報告準則第7號(修訂)、香港(國際財務報告詮釋委員會)－詮釋第11號及香港(國際財務 報告詮釋委員會)－詮釋第14號對截至二零零八年十二月三十一日及二零零七年十二月三十一日止年度之母公司權益持有人應佔溢利與於二零零八年十二月三十一日及二零零七年十二月三十一日之母公司權益持有人應佔權益均並無影響。採納香港(國際財務報告詮釋委員會)－詮釋第12號之影響概述如下。

香港(國際財務報告詮釋委員會)－詮釋第12號涵蓋由私人公司提供公眾服務產生之合約安排。本集團採納香港(國際財務報告詮釋委員會)－詮釋第12號影響對其

合營公司Maynilad(於二零零八年七月開始成為本集團的附屬公司)之營運業績及財務狀況之會計處理。Maynilad持有Metropolitan Waterworks and Sewerage System (MWSS)代表菲律賓政府授出於大馬尼拉市西部地區提供食水及污水處理的獨家特許權,並可就所提供服務向用戶收費。根據香港(國際財務報告詮釋委員會)－詮釋第12號,Maynilad (i)已追溯確認特許權資產為無形資產(須作攤銷)及整個特許期內之應付特許費的現值(須累計利息),(ii)已重新分類其若干將於特許權有效期屆滿時歸屬MWSS的物業、廠房及設備(指水務基礎設施)作為特許權資產,並按直線法於特許權期間內攤銷(此導致折舊與攤銷開支變更),(iii)已確認建設及提升其用於提供服務的基礎設施之服務的合約收入、成本及毛利,及(iv)基於根據MWSS與Maynilad所訂立之特許權協議所存在的匯兌差額回撥機製,而已按每個結算日的收市匯率重新換算以外幣計值部份的應付特許權費及貸款,並將有關之匯兌差額資本化為遞延收入或開支入賬。

由於DMWC於二零零七年一月收購Maynilad時,本集團已按公平價值將Maynilad的特許權資產入賬,並已確認餘下特許期間的應付特許費之現值,因此,本集團採納香港(國際財務報告詮釋委員會)－詮釋第12號的財務影響僅限於(i)重新分類若干物業、廠房及設備為特許權資產,並按餘下特許權期間作攤銷,(ii)確認建設收入、成本及毛利,及(iii)確認重新換算以外幣計值 部份的應付特許權費用及貸款所產生的匯兌差額為遞延收入或開支。

上述變動的影響概述如下:

(a) *對二零零八年及二零零七年十二月三十一日結算之綜合資產負債表之影響*

新會計政策的影響 **12月31日結算** *百萬美元*	**2008**	**2007**
資產		
物業、廠房及設備減少	(382.5)	–
其他無形資產增加	388.2	–
聯營公司及合營公司減少	–	(6.7)
	5.7	(6.7)
負債/權益		
遞延負債及撥備減少	(9.7)	–
遞延稅項負債增加	3.6	–
保留溢利增加/(減少)	5.0	(5.6)
匯兌儲備減少	(0.3)	(0.2)
少數股東權益增加/(減少)	7.1	(0.9)
	5.7	(6.7)

(b) *對截至二零零八年及二零零七年十二月三十一日止年度之綜合損益計算表之影響*

新會計政策的影響 **截至12月31日止年度** *百萬美元*	**2008**	**2007**
銷售成本減少	0.5	–
其他經營開支淨額減少	18.7	–
應佔聯營公司及合營公司溢利減虧損增加／(減少)	6.0	(6.1)
税項增加	(6.0)	–
年內溢利增加／(減少)	19.2	(6.1)
以下者應佔：		
母公司權益持有人	10.6	(5.6)
少數股東權益	8.6	(0.5)
年內溢利增加／(減少)	19.2	(6.1)
母公司權益持有人應佔每股盈利增加／(減少)(美仙)		
基本	0.33	(0.17)
攤薄	0.33	(0.17)

(C) 已頒布但未生效之香港財務報告準則之影響

本集團並無於本財務報表採納以下已頒布但尚未生效之新訂及經修訂香港財務報告準則。

香港會計準則第1號(經修訂)	「財務報表的呈報」
香港會計準則第23號(經修訂)	「借貸成本」
香港會計準則第27號(經修訂)	「綜合及獨立財務報表」
香港會計準則第32號及香港會計準則第1號修訂	「可認沽金融工具及清盤時所產生之責任」
香港會計準則第39號修訂	「合資格對沖項目」
香港財務報告準則第1號及香港會計準則第27號修訂	「於附屬公司、共同控制實體或聯營公司投資的成本」
香港財務報告準則第1號(經修訂)	「首次採用香港財務報告準則」
香港財務報告準則第2號修訂	「基於股權的支付－可行使條件及撤銷」
香港財務報告準則第3號(經修訂)	「業務合併」
香港財務報告準則第7號修訂	「金融工具：披露」
香港財務報告準則第8號	「經營分部」
香港(國際財務報告詮釋委員會)－詮釋第13號	「客戶忠誠計劃」
香港(國際財務報告詮釋委員會)－詮釋第15號	「房地產建築協議」
香港(國際財務報告詮釋委員會)－詮釋第16號	「對沖海外業務淨投資」
香港(國際財務報告詮釋委員會)－詮釋第17號	「向擁有人分派非現金資產」
香港(國際財務報告詮釋委員會)－詮釋第18號	「從客戶轉移資產」
香港財務報告準則年度改進項目	「香港財務報告準則改進項目」

香港會計準則第1號(經修訂)適用於二零零九年一月一日或之後開始之年度期間。其主要變動乃關於權益變動表中擁有人與非擁有人變動的區分。擁有人指持有被界定為權益的金融工具之持有人。經修訂的準則規定權益變動表僅可載列與擁有人交易的細節，而所有非擁有人的權益變動則以單項形式呈列。此外，此經修訂準則引入全面收益報表，以列出所有在損益表確認的收入及開支項目，以及所有其他已確認之收入及開支的項目。

香港會計準則第23號(經修訂)適用於二零零九年一月一日或之後開始之年度期間。其主要變動為取消將需一段時間準備使用或銷售的資產有關之借貸成本立即確認為開支的選擇權。因此，公司需將借貸成本以資本化方式計入此類資產之成本中。

香港會計準則第27號(經修訂)適用於二零零九年七月一日或之後開始之年度期間。此經修訂的準則以「非控制權益」取代「少數股東」權益一詞，以及要求母公司於其擁有附屬公司權益之轉變在不導致失去控制權的情況下以權益交易方式入賬。

香港會計準則第32號及香港會計準則第1號修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂規定如金融工具有某些特徵及符合具體條件，公司可將(a)可認沽金融工具及(b)僅在清盤時須按比例向另一方提供應佔公司淨資產之工具或工具組成部份分類為權益。

香港會計準則第39號修訂提出認定對沖項目單邊風險及認定通脹為對沖風險或為部份對沖風險(在特定情況下)，此項修定闡明允許實體將金融工具部分公平價值變動或現金流量變動認定為對沖項目。

香港財務報告準則第1號及香港會計準則第27號修訂適用於二零零九年一月一日或之後開始之年度期間。香港會計準則第27號修訂規定來自附屬公司、聯營公司或共同控制實體的所有股息須在獨立財務報表的損益表確認。該修訂不可追溯應用。香港財務報告準則第1號修訂允許首次採納者根據過往會計慣例，於獨立財務報表運用公平價值或賬面值視作為成本計量於附屬公司、聯營公司或共同控制實體的投資。

香港財務報告準則第1號(經修訂)適用於二零零九年七月一日或之後開始之年度期間。該修訂本改進架構但並無技術層面變更。

香港財務報告準則第2號修訂適用於二零零九年一月一日或之後開始之年度期間。此修訂澄清可行使條件僅指服務條件和表現條件，而所有註銷(不論由公司或其他人士作出)必須按相同的會計方式處理。

香港財務報告準則第3號(經修訂)適用於二零零九年七月一日或之後開始之年度期間起收購的業務合併。此經修訂準則要求(a)於部份收購交易，非控制權益以所佔按比例計算的可識別資產淨值或公平值計算；(b)於逐步收購交易，商譽按在收購日期前所持有業務投資的公平價值及轉讓代價所收購資產淨值的差額計算；(c)確認有關收購費用為開支(即不包括在商譽計算內)及(d)確認於收購日期以公平價值方式計量的或然代價。

香港財務報告準則第7號修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂規定採用(a)同類資產或負債在活躍市場上的報價(未經調整)(第1級)；(b)除第1級報價以外的資產或負債的直接(價格)或間接(源自價格)可觀察輸入參數(第2級)及(c)並非基於可觀察市場數據的資產或負債的輸入參數(不可觀察輸入參數)(第3級)三個等級輸入參數披露公平價值的計量。

香港財務報告準則第8號適用於二零零九年一月一日或之後開始之年度期間。此準則要求以管理層層面呈報分部資料。管理層用作內部評估經營分部表現及資源分配的有關資料作為所呈報的分部資料。香港財務報告準則第8號將取代香港會計準則第14號「分部報告」。

香港(國際財務報告詮釋委員會)－詮釋第13號適用於二零零八年七月一日或之後開始之年度期間。此詮釋規定客戶忠誠獎勵積分(作為銷售交易的一部分時)應列作相關銷售交易的個別部份。銷售交易的已收代價須分配至客戶忠誠獎勵積分及銷售的其他部分。分配至忠誠獎勵積分的款項經參考公平價值後釐定及遞延入賬，直至贖回獎勵或以其他方式清償負債為止。

香港(國際財務報告詮釋委員會)－詮釋第15號適用於二零零九年一月一日或之後開始之年度期間。此詮釋統一房地產發展商位於不同司法權區銷售單位(包括物業建設完成前的預售)所產生收入確認的會計慣例。此外，該詮釋亦就釐定建設房地產協議是否屬於香港會計準則第11號「建築合同」或香港會計準則第18號「收入」的範圍及應確認建築收入的時間提供指引。

香港(國際財務報告詮釋委員會)－詮釋第16號適用於二零零八年十月一日或之後開始之年度期間。此詮釋闡明：(a)風險是否來自(i)海外業務與母公司功能貨幣的外幣風險，或來自(ii)海外業務外幣與母公司綜合財務報表呈列貨幣的匯兑風險；(b)集團內哪間公司可持有海外業務投資淨額對沖的對沖工具及(c)當公司出售投資時應如何釐定對沖工具及被對沖項目自權益重新分類至損益的金額。

香港(國際財務報告詮釋委員會)－詮釋第17號適用於二零零九年七月一日或之後開始之年度期間。此詮釋向分配現金以外的資產(即以擁有人身份向擁有人分配非現金資產)的公司提供指引。該詮釋規定公司須(a)於股息已獲適當授權且公司不可酌情決定股息入賬時，確認應付股息；(b)根據所分配資產的公平價值計量應付股息及(c)於公司結算應付股息時於損益確認所分配資產與應付股息的賬面值差額。

香港(國際財務報告詮釋委員會)－詮釋第18號適用於二零零九年七月一日或之後自客戶轉移的資產。公司收取客戶所轉讓的物業、廠房及設備項目時，應按獲取該資產的控制權而非按取得擁有權的基準確認該資產。

香港財務報告準則修訂載列根據國際會計準則委員會的年度改進計劃所作若干香港財務報告準則改進項目，其中包括可能導致呈列、確認或計量會計處理變動的若干變更。主要修訂概述如下。

香港會計準則第1號「財務報表的呈列」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂闡明根據香港會計準則第39號若干(而非全部)持作交易之金融資產及負債分別為流動資產及流動負債的例子。

香港會計準則第16號「物業、廠房及設備」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂規定通常出售持作租賃予他人的物業、廠房及設備的公司須(a)根據香港會計準則第18號將出售該等資產所得款項確認為收入；及(b)當終止租賃有關資產且成為持作出售時將資產的賬面值轉撥至存貨。

香港會計準則第19號「僱員福利」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂闡明(a)一項改變過往服務所佔福利若引致界定福利責任之現值減低時而令過往服務成本出現負值所作之計劃修訂；(b)計劃行政成本在計算計劃資產回報時扣除，惟僅以自界定福利責任之計量中扣除之成本為限；及(c)短期與長期僱員福利之區分以該等福利是否在僱員提供服務12個月內或之後結算為基準。

香港會計準則第23號「借貸成本」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂闡明利息開支須採用香港會計準則第39號所界定之實際利率法計算。

香港會計準則第27號「綜合及獨立財務報表」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂闡明倘根據香港會計準則第39號入賬之於附屬公司之投資根據香港財務報告準則第5號「持作出售之非流動資產及已終止經營業務」分類為持作出售，則香港會計準則第39號將繼續適用。

香港會計準則第28號「於聯營公司之投資」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂規定，於聯營公司之投資在減值測試時應視為單一資產，而減值虧損亦不分配至任何特定資產，包括屬於聯營公司之投資賬面值一部分的商譽。同樣，減值虧損的撥回會根據香港會計準則第36號確認，惟只限於所投資之可收回金額隨附之增加。此外，該修訂闡明倘根據香港會計準則第39號聯營公司之投資入賬，除須根據香港會計準則第32號「金融工具：呈列」及香港財務報告準則第7號「金融工具：披露」作出披露外，僅須遵照香港會計準則第28號的若干(而非全部)披露規定作出披露。

香港會計準則第31號「於合營企業之權益」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂闡明倘根據香港會計準則第39號將於合營企業的投資入賬，除根據香港會計準則第32號及香港財務報告準則第7號作出披露外，僅須遵照香港會計準則第31號的若干(而非全部)披露規定作出披露。

香港會計準則第36號「資產減值」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂規定，當使用貼現現金流量預測釐定公平價值減銷售成本而評估可收回金額時，則須作出與使用價值計算方式相若之披露。

香港會計準則第38號「無形資產」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂(a)闡明公司收取廣告及宣傳活動相關之貨物或服務時應確認所收取之貨物及服務開支；及(b)刪除視為阻止公司採用導致攤銷率較使用直線法者為低的方法的表述。

香港會計準則第39號「金融工具：確認及計量」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂(a)闡明倘衍生工具開始或不再符合現金流或投資對沖淨額的對沖工具資格時，則可歸入或剔出以公平值計入損益的類別；(b)刪除在分部層面應用對沖會計法之規定及(c)規定於終止使用公平價值對沖會計法而重新計量債務工具賬面值時，須採用經修訂之實際利率。

香港會計準則第40號「投資物業」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂規定(a)正在建設或開發以供日後作投資物業用途之物業須根據香港會計準則第40號入賬為投資物業；及(b)正在建設之投資物業須按成本計量直至能可靠計量公平價值或工程竣工前(以較早者為準)。

香港會計準則第41號「農業」修訂適用於二零零九年一月一日或之後開始之年度期間。該修訂規定，(a)須根據估計淨現金流量的現值所採用市場貼現率基準計量生物資產公平價值及(b)計算公平價值時須計入市場參與者預計資產在最相關市場產生的現金流量淨額。

香港財務報告準則第5號「持作出售之非流動資產及已終止經營業務」修訂適用於二零零九年七月一日或之後開始之年度期間。該修訂規定，倘公司承諾計劃出售附屬公司而失去附屬公司的控制權，則該附屬公司所有資產及負債在符合香港財務報告準則第5號載列的標準時均分類為持作出售。

本集團並無於截至二零零八年十二月三十一日止年度提早採用該等新訂及經修訂香港財務報告準則。本集團已開始評估此等新訂及經修訂香港財務報告準則之影響，惟未能決定此等新訂及經修訂香港財務報告準則會否對營運業績及財務狀況以及綜合財務報表的呈報有重大影響。

(D) 主要會計政策概要

(a) 綜合賬目基準

財務報表包括本公司及其附屬公司截至二零零八年十二月三十一日止年度之財務報表。所有本集團內各公司之間的重要交易及賬目餘額均在綜合賬目中對銷。

附屬公司是一家由本公司控制之實體。控制是指本公司有權力掌管該實體之財務及營運政策，從而受惠於其經營活動。

年內收購或出售的附屬公司之業績按本集團取得該公司控制權之收購生效日期起或截至出售之生效日期(視何者適用而定)在綜合損益計算表內列賬。出售附屬公司所得之收益或虧損相等於出售所得代價扣除本集團所佔該公司之資產淨值(包括任何商譽賬面值應佔部份)。

年內收購之附屬公司乃以收購會計法處理。此計算方法包括分配業務合併之成本至於收購日期所收購的可識別之資產、所承擔的負債及或有負債之公平價值。收購成本乃按資產公平價值總額、已發行的股份及交易日期所產生或承擔之負債加收購直接應佔成本計算。

少數股東權益指非本集團持有的少數股東在本公司附屬公司之業績及資產淨值中所佔權益。收購少數股東權益均使用母公司股權延伸會計法入賬，而代價與所佔收購資產淨值之現有賬面值的差額則確認為商譽。

涉及受共同控制之實體或業務的業務合併(指所有合併實體或業務於業務合併前後均最終由相同人士控制且控制權非屬暫時性質的業務合併)應採用與香港會計師公會頒布之會計指引第5號「共同控制合併之合併會計法」一致之合併會計原則列賬。此會計法規定，合併後之實體需按賬面值(指從控制方角度之現時賬面值)確認於共同控制合併前合併實體或業務於控制一方或多方的綜合財務報表所列示之資產、負債及權益。有關任何於共同控制合併時(以控制一方或多方持有權益為限)所產生之商譽或已識別資產、負債及或有負債之公平價值淨額超出成本之餘額均不會被確認。

在本公司資產負債表內，附屬公司的投資是按成本減任何減值虧損撥備入賬。附屬公司之業績乃按本公司已收及應收的股息入賬。

(b) *現金及現金等值項目*

資產負債表內，現金及現金等值項目包括手頭及存放於銀行之現金（包括沒有限制用途的定期存款）。

綜合現金流量表內，現金及現金等值項目包括手頭現金及活期存款以及短期高度流通之投資（可隨時變現為可知數額之現金、價值變動的風險不大）扣除銀行透支（需隨時償還且屬本集團現金管理一部份）。

(c) *存貨*

存貨按成本及可變現淨值兩者中之較低者列賬。成本以先進先出法、加權平均法或流動平均法計算。就在建工程及製成品而言，包括直接材料、直接員工及經常性開支有關部份。購入用以轉售之貨品的成本包括將貨品運至其目前所在地之費用。可變現淨值之計算乃按目前預計之銷售價減估計之製造成本及銷售費用。

(d) *物業、廠房及設備*

永久業權土地以原值入賬，不作折舊。其他物業、廠房及設備均按原值減累積折舊及減值虧損入賬，有關之折舊乃根據其估計可用年期按年率以直線法撇銷其賬面值至剩餘價值。折舊率詳情載於附註12(A)。

物業、廠房及設備之初步成本包括其購買價及將該資產達致其擬定用途之工作狀態及地點直接應佔之任何成本。成本亦包括資產廢棄之承擔、於建築期間之借貸資金利息以及用作收購該等資產之外幣計值負債相關之外匯虧損產生的合資格借貸成本。維修物業、廠房及設備以達至正常運作而產生之主要開支均列入損益計算表內支銷。改善費用撥作資金成本，並以其預計可供本集團使用之年期作折舊。當資產出售或廢棄，其成本、累積折舊、攤銷及減值虧損（如有）於賬目對銷，而出售產生之收益或虧損則計入損益計算表。

倘物業、廠房及設備項目部份之使用年期不同，則該項目之成本值於該等部份按合理基準分配，並單獨折舊。

本公司定期檢討剩餘價值、可用年期及折舊方法，以確保折舊期間及方法與物業、廠房及設備項目達致經濟利益之預 期模式一致。

(e) *種植園*

種植園主要包括油棕櫚樹及橡膠樹種植園，以公平價值減估計銷售時之成本列賬。於首次以公平價值減估計銷售時之成本確認之種植園價值以及於各報告日期種植園的公平價值減估計銷售時之成本之變動所產生的收益或虧損會於出現時計入該期間的損益計算表內。

油棕櫚樹種植園的公平價值乃經過參考有關種植園的折讓現金流量作出的獨立專業估值估計。油棕櫚樹種植園於整個週期的預期現金流量乃按鮮果實串產量之估計市場價值扣除保養及收割成本，以及令油棕櫚樹種植園達至成熟所需的任何成本而釐定。油棕櫚樹種植園的估計產量取決於油棕櫚樹樹齡、地點、泥土類別及基本設施。鮮果實串的市場價值很大程度上取決於棕櫚原油及橄欖油的現行市場價值。

油棕櫚樹平均壽命為二十年至二十五年，首三年至四年為未成熟期，其後年期為成熟期。

橡膠樹平均壽命為二十年至二十五年，首五年至六年為為未成熟期，其後年期為成熟期。當橡膠樹種植園每個區域最少70%可收成，且樹幹於由地面計起一百六十厘米高度之圓周達四十五厘米或以上時，橡膠樹種植園才被認定為成熟。

(f) *聯營公司*

聯營公司並非附屬公司或合營公司，是指本集團在其股份表決權中有長期權益（一般不少於20%）並可在其管理方面行使重大影響力，包括有權參與財務及營運決策過程之實體。

於聯營公司之投資以權益會計法扣除減值虧損列賬。本集團於聯營公司之投資包括於收購時所識別之商譽扣除任何累積減值虧損。本集團應佔其聯營公司收購後之溢利及虧損於綜合損益計算表內確認，而其應佔收購後儲備變動則於綜合儲備內被確認。累計收購後變動於該投資之賬面值調整。來自聯營公司之收益在綜合損益計算表列作本集團應佔聯營公司溢利減虧損。至於本集團綜合儲備確認之應佔聯營公司收購後儲備之變動，本集團即於適用時在其綜合權益變動表作出披露。

當聯營公司投資之賬面值為零時，除非本集團已就該聯營公司承擔責任或擔保負債，否則不再繼續就該公司使用權益會計法入賬。

(g) *合營公司*

本集團按權益會計法確認合營公司的權益。根據權益會計法，該等權益以成本加上本集團分佔合營公司資產淨值於收購後之變動再減任何減值虧損列賬。損益計算表反映來自合營公司自成立日期起本集團分佔其經營業績。

(h) *無形資產（除商譽外）*

個別收購的無形資產按初次確認的成本計量。業務合併時所收購的無形資產成本首先按收購當日的公平價值被確認。初步確認後，無形資產按成本減累積攤銷及累積減值虧損後列賬。無形資產的使用年期評估為有限或無限年期。

有限年期的無形資產在產生經濟利益的年期內被攤銷，在有跡象顯示無形資產可能減值時作評估減值。有限年期的無形資產的攤銷期及攤銷方法至少於各結算日檢討。本集團的特許權資產指政府所授予可向公共服務使用者收費的特許權公平價值。特許權資產使用直線法於特許權有效期內攤銷。本集團的品牌指各乳類製品相關品牌。品牌乃使用直線法於估計使用年期內攤銷。

無限使用年期的無形資產每年會個別或按現金產生單位層面測試有否減值。該等無形資產不會攤銷，會每年檢討其使用年期，以釐定無限年期評估是否仍然合理，倘否，則使用年期由無限轉為有限的變動會按預測基準入賬。

(i) *資產廢棄之承擔*

就物業、廠房及設備項目由於收購、興建或發展及日常運作而廢棄之有關法律責任現值淨額乃於產生期間確認。

(j) *所得税*

所得税包括本期及遞延税項。所得税於損益計算表內確認，或倘其與於權益直接確認之項目有關，則於權益中確認。

本期或過往期間之本期税項及負債乃按預期可自税務機關收回或向其繳付之金額計算。

遞延税項負債乃採用負債法，對資產及負債之計税基準與就財務申報該等項目之賬面值之間一切應課税暫時差異而作出撥備（除有限的例外情況外）。

所有可予扣減暫時差異、未動用税項資產結轉及未動用税項虧損均予以確認遞延税項資產（除有限的例外情況外）。遞延税項資產賬面值於每個資產負債表結算日檢討，並予扣減，直至不可能有足夠應課税溢利以動用全部或部份遞延税項資產為止。相反，於可能獲得足夠應課税溢利以動用全部或部份遞延税項資產之情況下，過往未確認之遞延税項資產則予以確認。

遞延税項資產及負債乃根據於資產負債表結算日已實施或已大致實施之税率（及税務法例），按資產變現時或負債償還時之預期適用之税率予以估量。

(k) *撥備及或有負債*

當本集團現時因過往事項須承擔法定或推定責任時，而因此可能須付出資源清償此等責任，並能可靠估計此等數額時，則將撥備確認入賬。當折現的影響重大時，確認撥備之數額乃是於資產負債表結算日預期需要清償責任之將來支出的現值。因時間流逝而增加的折現現值已納入損益計算表中的借貸成本淨額內。

當未必有可能需要付出經濟利益，或其數額未能可靠地估計，除非需付出之可能性極小，否則該責任將披露為或有負債。

(l)　*資產減值*

本公司在每個資產負債表結算日均會對評估有關資產減值作出評審，釐定任何資產(包括物業、廠房及設備、若干投資、商譽及其他長期資產)有否減值的跡象，或之前於早年為資產確認的減值虧損會否已不存在或有減少的跡象。如有此等跡象，將估計資產之可收回值。資產之可收回值會以資產之公平價值減出售成本或使用價值兩者較高者計算。

減值虧損只會在資產的賬面值高於可收回值才被確認。除非資產是以重估價值列賬，而減值虧損是根據該重估資產有關的會計政策入賬，否則減值虧損會於產生期間的損益計算表內列賬。

早前已確認的減值虧損只會在決定資產(除商譽外)可收回值的估計有所變動時方可回撥。可收回值不可高於該資產早前並無確認減值虧損時應有的賬面值(扣除任何折舊／攤銷)。

除非資產是以重估價值列賬，而減值虧損回撥是根據該重估資產有關的會計政策入賬，否則減值虧損回撥會於其產生期間於損益計算表內入賬。

(m)　*收購及出售業務之會計準則*

(I)　業績

收購或出售之附屬或聯營公司，其業績由收購生效日期起計或計至出售生效日期止。

(II)　公平價值調整

就收購附屬或聯營公司權益時，收購成本將被分配至收購的可識別之資產、負債及或有負債的公平價值。

(III)　商譽

商譽為收購之成本超逾本集團所收購的可識別之資產、負債及或有負債於收購日之公平價值。於初次確認後，商譽乃按成本減任何累積減值虧損計算。商譽不予攤銷而需每年或出現顯示賬面值可能減值之事件或狀況變動 時更頻密進行商譽減值檢討，其金額將於有需要時作減值調減。先前確認之商譽減值虧損不予撥回。

本集團在被收購方之可識別之資產、負債及或有負債的公平淨值中所佔權益超過收購成本的差額(經重新評估後)，即時在綜合損益計算表中確認。

如屬聯營公司及合營公司，商譽將計入該等公司之賬面值，而非列作綜合資產負債表中獨立已識別資產。

(n) *外幣*

(I) 功能及呈報貨幣

本集團旗下每個實體之財務報表所包括之項目，均以該實體營運所在之主要經濟環境所用之貨幣（功能貨幣）計算。財務報表乃以本公司之功能及呈報貨幣美元呈報。

(II) 交易及結餘

外幣交易均按交易當日之匯率折算為功能貨幣。此等交易結算以及按年結日之匯率折算外幣資產和負債而產生的匯兑收益及虧損，均於損益計算表內確認（惟根據服務特許權協議政府批准的透過帳單退還或開賬予客戶者除外）。以外幣歷史成本訂值之非貨幣項目按最初交易日期之匯率折算。以外幣公平價值訂值之非貨幣項目按釐定公平價值日期之匯率折算。

(III) 集團公司

本集團旗下所有實體的功能貨幣如與呈報貨幣不同（其中並無涉及嚴重通脹經濟體系的貨幣），其業績和財務狀況均按以下方法折算為呈報貨幣：

(i) 每項資產負債表的資產及負債均按照該資產負債表結算日的收市匯率折算；

(ii) 每項損益計算表的收入和支出均按照平均匯率折算；及

(iii) 所有匯兑差異均確認為權益內之獨立部份。在編製綜合賬目時，折算海外實體投資淨額和折算指定作有關投資之對沖項目的借貸及其他貨幣工具所產生的匯兑差異，均計入權益內。當出售海外業務時，該等匯兑差異將於損益計算表內確認為出售收益或虧損的一部份。

因收購海外實體而產生之商譽及公平價值調整，均被視作該海外實體之資產及負債處理，並按收市匯率折算。

(IV) 現金流量報表

就綜合現金流量報表而言，海外附屬公司之現金流量按產生現金流量日期之匯率折算為美元。海外附屬公司及共同控制實體於整個年度頻密產生之經常性現金流量按年內平均匯率折算為美元。

(o) *營業額及收入確認*

營業額為本集團日常業務範圍內向第三者銷售貨品或提供服務的已收及應收之金額。銷貨之營業額在所售貨品的所有權轉讓予買家時入賬。服務之營業額則按所指服務完成階段可明確地衡量時入賬。

建設工程收入按完工階段入賬。股息收入於本集團確定可收取股息款項之權利獲得確定時入賬。利息收入以本金餘額及實際利率計算的應計數額入賬。

(p) *分部資料*

分部是指集團提供之若干產品或服務可區別的業務部份(業務分部),或於特定的經濟環境內(地區分部)提供產品或服務。此等分部根據其與其他分部在風險及回報上之不同而區分。

分部之收入、支出、業績、資產及負債包括直接應佔分部之項目及其他在合理的原則上應歸屬於該分部之項目。該等項目未包括集團內部之結算,而集團內部交易會於綜合賬目過程中抵銷。

分部資本支出指年內收購預計可使用一年以上之分部資產之總支出。總公司及其他項目主要包括總公司資產、借貸及費用。

(q) *租約*

資產所有權之絕大部分風險及回報實際上仍歸屬出租公司的租約列賬為經營租約。倘本集團為承租人,經營租約之應付租金按直線法於租期內記錄在損益計算表。

根據經營租約就土地租賃作出的預付土地費用初步按成本值列賬,其後於租期內按直線基準確認為開支。

除法定擁有權外,資產所有權絕大部分回報及風險實際上已轉稼予本集團之租約列賬為融資租約。首次確認融資租約時,租賃資產成本按最低租賃付款現值撥作資本並連同有關承擔責任記錄下來(利息部份除外),以反映購買及融資。融資租約款項於財務支出與租約負債減值之間分配,以取得負債餘額的固定息率。融資租約導致資產產生折舊支出以及於該等期間產生借貸成本。財務支出直接自現有業務扣除。租賃資產之折舊政策與所持可折舊資產之政策一致。

(r)　僱員福利

(I)　退休金責任

本集團設有界定供款及界定福利退休計劃。

集團及僱員為界定供款計劃之供款額是以僱員基本薪金的百分率計算。本集團為界定供款計劃之供款額會以實際的支出入賬，並扣減因僱員在供款全數歸屬前離開該計劃所沒收的供款，用以減少集團之供款。

界定福利計劃供款根據退休計劃資產的價值及所涉退休金責任精算現值（根據將來事件的影響作評估，並根據精算評估法以預測單位信貸方法釐定）計算。界定福利計劃之成本，有系統地從溢利中計付，以便將有關成本於受惠的僱員的預計剩餘服務期內分攤。精算收益及虧損於產生時即時於綜合損益計算表確認。

(II)　長期服務金

本集團部份僱員可於離職時獲發長期服務金，而本集團已就未來可能支付之長期服務金提撥準備。此準備乃根據僱員於資產負債表結算日因服務於本集團而享有之長期服務金按最可靠之估計而提撥。

(III)　以權益支付之交易

與僱員進行的權益支付交易參考授出購股權當日的公平價值計算。公平價值按期權定價模式釐定。評估權益支付交易之價值時，不會計及任何表現條件，惟與有關股份價格相關的條件（市場條件）除外。

以權益支付之交易的成本會於達到表現條件的期間內確認，直至相關僱員完全享有該報酬之日（歸屬日）為止，並於權益作相應調高。由每個結算日直至歸屬日就以權益支付交易確認的累積支出反映歸屬期屆滿情況以及按最佳估算將會歸屬的報酬數目。

最終不會歸屬的報酬將不會確認為支出，惟歸屬附帶市場條件之報酬除外，該等報酬不論有關市場條件是否已達成均會視作歸屬處理，惟其他所有表現條件必須已達成。

當以權益結算報酬的條款修訂時，會確認最少的支出，猶如條款並無修訂。因修訂產生的任何交易價值增加均會按修訂日之計算確認支出。

當以權益結算報酬註銷時，會視作報酬已於註銷當日歸屬處理，而報酬任何尚未確認的支出會即時確認。然而，倘註銷的報酬以新報酬替代，並指定為授出當日的替代報酬，則該項註銷及新報酬會如上段所述被視為原有報酬之修訂處理。

(IV) 以現金支付之交易

本集團之聯營公司向合資格主要行政人員及顧問授出股份獎勵權，並確認該等合資格主要行政人員及顧問於歸屬期所提供服務確認為獲提供之服務及該等服務所需繳付款項之負債。有關負債初步及於每個結算日運用期權估值模式按股份獎勵權之公平價值，並計及授出股份獎勵權之條款及條件以及合資格主要行政人員及顧問直至當日為止所提供服務計算，直至清償負債為止。負債清償前，於各結算日之任何公平價值變動將於損益計算表確認。

(V) 結轉之有薪假期

本集團根據僱用合約，按曆年向僱員提供有薪假期。在若干情況下，於資產負債表結算日尚未享用之有薪假期可以結轉，並由有關僱員於翌年享用。本集團就此等由僱員於年內獲取並結轉之有薪假期，於資產負債表結算日計算預計未來支出並予以入賬。

(s) 借貸成本

借貸成本指借入資金所產生的利息及其他成本。其他成本包括外幣貸款的匯兑差額。外幣貸款產生之匯兑差額若被視為利息支出的調整，則計入借貸成本。

借貸成本於其產生年度計入損益計算表內，惟如資產須經長時間籌備才可作擬訂用途或出售，而有關之借貸成本為直接歸屬於該資產的購置、建築或生產，則撥作資本處理。

(t) 金融資產及金融負債

本集團成為金融工具合約條文之訂約方時，於綜合資產負債表內確認金融資產或金融負債，並於本集團不再控制有關金融工具現金流量之合約權利（一般情況指金融工具被出售或金融工具應佔之所有現金流量已到期或已轉讓予獨立第三方）時終止確認金融資產。金融負債（或部份金融負債）於清償負債時停止確認。本集團於首次確認後釐定其金融資產之分類，並於許可及適當時於結算日重新評估此項分類。就金融資產一般方式購買或出售而言，則須按交易日會計法（即以集團承諾購買或出售資產之日期為基準的會計方法）根據適用情況確認及終止確認。

根據香港會計準則第39號「金融工具：確認及計量」所界定之金融資產可分為按公平價值計入損益之金融資產、貸款及應收款項、持至到期之投資及可供出售金融資產（視適用者而定）。按公平價值計入損益之金融資產包括持作買賣之金融資產及於初步確認時指定為按公平價值計入損益之金融資產。貸款及應收款項為非衍生金融資產，有既定或可確定付款額及並無於活躍市場報價。有既定或可確定付款額並有既定屆滿日期之非衍生金融資產，在本集團有意且有能力持至到期日的情況下，會分類為持至到期類別。可供出售金融資產為指定為可供出售或並不列入其他三項分類的上市及非上市股本證券等之非衍生金融資產。

金融資產或金融負債僅可於首次確認時被指定為按公平價值計入損益之金融資產或金融負債。本集團可於此等情況下採用此指定方法－於合約包含一項或以上內含衍生工具（如下文所述）或基於以下原因於採用此指定後能提供較多有關資料：

(i) 其消除或大幅減少倘按不同基準計量資產或負債或確認其收益及虧損所產生的計量或確認之不一致情況；或

(ii) 一組按公平價值基準評估其表現之金融資產、金融負債或兩者（已根據書面記錄之風險管理或投資策略被管理），其有關組合之資料按此基準提供予本集團內部的主要管理人員。

至於包含一項或以上內含衍生工具之合約，本集團可將整項混合（合併）合約指定為按公平價值計入損益之金融資產或金融負債，除非：

(i) 內含衍生工具不會大幅更改合約規定之現金流量；或

(ii) 倘初次考慮類似混合（合併）工具時，只需少量或毋須分析已清楚顯示禁止分開內含衍生工具（例如貸款內含之預付選擇權准許持有人按概定之攤銷成本預付貸款）。

金融資產或金融負債首次按公平價值確認。除按公平價值計入損益之金融工具外，交易成本乃計入初次計量的所有金融資產及負債。公平價值乃參考交易價格或其他市價釐定。倘未能準確計算市價，代價之公平價值乃以所有未來現金付款或收款之總和，並按具有相近到期日之類似金融工具之現行市場利率折讓作出估計。

經初次確認後，下列金融資產及負債按實際利率法攤銷成本計算：(i)貸款及應收款項；(ii)持至到期之投資；及(iii)按公平價值計入損益之負債以外之金融負債。可供出售金融資產按公平價值計算，而收益或虧損則確認為權益當中一個獨立分項，直至終止確認有關投資或直至有關投資出現減值，屆時先前呈報於權益之累積收益或虧損將計入損益計算表內。攤銷成本計入收購之任何折讓或溢價，並包括屬於實際利率及交易成本其中一部份之有關費用。持至到期之投資的攤銷成本按初步確認款額減償還本金款額，加或減以實際利率法計得之初步確認款額與到期款額間差額，即累積攤銷計算。

無報價之股本證券及與此有關之衍生工具投資按成本值計算。

折讓及溢價之攤銷乃直接於綜合損益計算表確認。按公平價值計算之(i)所有衍生工具（合資格作對沖會計處理者除外）；(ii)其他作經常性買賣之項目投資；及(iii)初步指定為「按公平價值計入損益」持有之任何項目之金融資產及負債之公平價值變動直接於損益計算表確認。可供出售金融資產之公平價值變動於權益確認，惟可供出售債務證券之匯率波動及利息部份除外，此等項目按資產之實際回報直接於期內溢利或虧損淨額內確認。

金融資產及負債包括可作為主要工具之金融工具，如應收款項、應付款項及股本證券等；或衍生工具，如金融期權、期貨及遠期、利率掉期及貨幣掉期等。

金融工具按照合約安排之性質分類為金融負債、金融資產或權益。包含負債及權益部份之金融工具分開列作金融負債或權益工具。有關金融工具或屬金融負債一部份之利息、股息、收益及虧損乃呈報為開支或收入。向分類為權益之金融工具持有人之分派直接於權益內扣除。金融工具可於本集團擁有合法可強制執行權利抵銷，而本集團擬按淨值基準結算或同時變現資產及清償債務時予以抵銷。

本集團於各結算日評估是否有客觀證據顯示金融資產減值。

(I)　按攤銷成本列賬之資產

如果有客觀證據顯示以攤銷成本列賬之貸款及應收款項或持至到期之投資已出現減值虧損，則該虧損之金額為資產之賬面值與估計未來現金流量(不包括尚未產生之日後信貸虧損)以金融資產之最初實際利率(即首次確認時採用之實際利率)計算之折現值兩者之間的差額。有關減低資產之賬面值可直冲減或透過撥備賬作出扣減。有關減值虧損在損益計算表內確認。

以後期間，倘若減值虧損之數額減少，而減少之原因客觀上可與減值虧損確認後所發生之事件相關聯，則先前確認之減值虧損可予以回撥。任何其後撥回之減值虧損會於損益計算表內確認，惟回撥數額以回撥當日之資產賬面值並不超出其攤銷成本為限。

(II)　按成本列賬之資產

倘有客觀證據顯示因未能被可靠計量公平價值而非以公平價值列賬之無報價權益工具出現減值虧損，則該虧損之數額為資產之賬面值及估計未來現金流量之折現值(以當前市場類似金融資產之回報率為折現率折現)之間的差額。該等資產之減值虧損不可撥回。

(III)　可供出售金融資產

倘可供出售金融資產出現減值，成本(扣除任何本金付款及攤銷)與現時公平價值相差之數額，在扣減先前於損益計算表確認之任何減值虧損後，由權益撥入損益計算表。分類為可供出售之權益工具之減值虧損不可在損益計算表撥回。

(u)　衍生工具

本集團利用長期貨幣掉期、外幣期權、利率掉期及遠期貨幣合約等衍生金融工具對冲與外幣及利率波動相關之風險。該等衍生金融工具乃按公平價值列賬。

衍生工具將按下列基準確認為對沖項目：(i)預期對沖交易可有效地抵銷所對沖風險應佔之公平價值或現金流量變動，(ii)對沖之有效性能可靠地計量；(iii)對沖生效時有足夠文件記錄對沖關係；及(iv)就現金流量對沖而言，預期進行對沖之交易必須極有可能，且必須顯示最終可影響溢利或虧損之現金流量變化風險。

就對沖會計而言，對沖工具若用以對沖已確認資產或負債及確切承擔的公平價值變動之風險，則可分類為公平價值對沖；若用以對沖與已確認資產或負債或預計交易有關的特定風險所引起的現金流量變化風險，則可分類為現金流量對沖。

就符合特別對沖會計處理之公平價值對沖而言，按公平價值重新計算對沖工具所產生之任何收益或虧損即時於損益計算表確認。對沖風險應佔之對沖項目所產生任何收益或虧損調整至對沖項目之賬面值並於損益計算表確認。

就現金流量對沖而言，釐定為有效對沖之對沖工具之收益或虧損直接於權益確認，而無效部份則於綜合損益計算表確認。於權益累計之收益或虧損乃轉撥至對沖項目影響溢利及虧損同期之損益計算表。

就不符合資格進行對沖會計之衍生工具而言，公平價值變動所產生之任何收益或虧損乃直接於損益計算表確認。

(v)　股息

董事建議派發之末期股息於股東週年大會上獲股東批准並獲宣佈派發時確認為負債。

由於本公司之公司組織章程大綱及公司細則授予董事宣佈派發中期股息的權力，故中期股息會於建議時同時宣佈派發。因此，中期股息會於其被建議及宣佈派發時立即被確認為負債。

(w)　有關連人士

下列各方視為本集團之有關連人士：

(I)　透過一名或多名中介人直接或間接(i)控制本集團或受本集團控制或共同控制；(ii)擁有本集團權益，可對本集團行使重大影響力；或(iii)擁有本集團之共同控制權；

(II)　該方為相聯法團；

(III)　該方為合營公司而本集團為該合營公司之參與方；

(IV)　該方為本集團主要管理層人員；

(V)　該方為第(I)或(IV)項所述任何人士之直系親屬；

(VI)　該方為直接或間接受第(IV)或(V)項所述人士控制、共同控制或可行使重大影響力，或擁有重大投票權之實體；或

(VII)　該方為本集團為僱員而設立終止僱用後之福利計劃或屬本集團有關連之實體。

(x) 持作出售之非流動資產(或出售組合)

非流動資產(或出售之組合)於主要透過出售交易收回賬面值及極可能出售時分類為持作出售資產。倘資產之賬面值主要透過出售交易而非持續使用收回,則資產按賬面值或公平價值減銷售成本之較低者入賬。

3. 重要會計判斷及估計

編製本集團財務報表須管理層於報告日期作出會影響所呈報收入、開支、資產及負債之金額以及或有負債披露的判斷、估計及假設。然而,該等假設及估計的不確定或直至日後導致須重大調整受影響之資產或負債的賬面值。

(A) 判斷

於應用本集團會計政策時,除涉及估計之判斷外,管理層作出以下對財務報表中所確認金額影響重大之判斷:

(a) 金融資產及金融負債之分類

本集團透過判斷資產及負債是否符合香港會計準則第39號所界定金融資產及金融負債將若干資產及負債分類為金融資產及金融負債。按此,金融資產及金融負債按照附註2(D)(t)所載本集團會計政策列賬。

(b) 服務特許權協議

就Maynilad及ManilaNorthTollwaysCorporation(MNTC)的服務特許權協議應用香港(國際財務報告詮釋委員會)-詮釋第12號時,本集團已判定該等協議符合無形資產模式。本集團有關無形資產(除商譽外)的會計政策詳情載於附註
2(D)(h)。

(B) 估計項目之不肯定因素

有關未來之主要假設以及於資產負債表結算日其他主要估計項目不肯定因素之來源(其有導致下個財政年度內資產及負債賬面值須作出重大調整之重大風險)論述如下。

(a) 估計物業、廠房及設備之可用年期及剩餘價值

本集團按預期資產備妥可用之期間估計其物業、廠房及設備之可用年期及剩餘價值。物業、廠房及設備之估計可用年期及剩餘價值會每年檢討,並在基於耗損、技術或商業上過時及使用資產之法定或其他限制預計有別於早前估計時更新。此外,本集團按其對行業慣例、內部技術評估及類似資產之經驗整體評估物業、廠房及設備之可用年期及剩餘價值。然而,日後營運業績或會受估計因上述因素變更而變動之重大影響,就任何期間記錄開支之金額及時間均受該等因素及狀況變動所影響。倘本集團物業、廠房及設備之估計可用年期及剩餘價值減少,其已記錄折舊開支將會增加,而非流動資產將會減少。

(b) *估計品牌之可用年期*

本集團估計各種乳製品品牌之可用年期。品牌之估計可用年期會每年檢討，並在市況或其他限制有別於早前估計時更新。然而，日後營運業績或會受估計因上述因素變更而變動之重大影響，就任何期間記錄開支之金額及時間均受該等因素及狀況變動所影響。倘本集團品牌之估計可用年期減少，其已記錄之攤銷開支將會增加，而其他無形資產將會減少。

(c) *資產減值*

香港公認會計準則規定必須於出現若干減值跡象時進行減值檢討。就商譽而言，有關資產須每年及於有跡象顯示有關資產可能減值時檢測減值。

購買會計法須作出大量會計估計，以將購買價分配至所購入資產及負債之公平市場價值，包括無形資產及或有負債。本集團對因業務收購所產生之商譽會定期進行減值測試。

釐定物業、廠房及設備、種植園與無形資產(商譽除外)於購入業務日期之公平價值時，須予確定預期自持續使用而產生之日後現金流量(即使用價值)及最終出售該等資產，本集團須就此作出可能對綜合財務報表構成重大影響之估計及假設。日後事件或會導致本集團斷定與其中一項收購業務相關之物業、廠房及設備需被減值。因而產生之減值虧損或會對財政狀況及營運業績構成重大負面影響。

編製估計日後現金流量涉及重大估計。儘管本集團相信其假設屬恰當合理，惟其假設之重大變動或會對其可收回價值之評估構成重大影響，且或會根據香港公認會計準則作出日後額外減值支出。

(d) *遞延稅項資產*

本集團於每個資產負債表結算日檢討其賬面值，並於不再可能有足夠應課稅溢利可用以抵銷全部或部份遞延稅項資產時調減遞延稅項資產。然而，並無保證本集團將產生足夠應課稅溢利可用以抵銷全部或部份已確認遞延稅項資產。

(e) *金融資產及負債*

香港公認會計準則規定本集團必須按公平價值將其若干金融資產及負債列賬，即須作出大量會計估計。公平價值計量主要部份乃以可核證客觀證據(即匯率及利率)釐定，倘本集團採用其他估值方法，則公平價值變動金額或會有所不同。金融資產及負債公平價值之任何變動均會直接影響本集團之綜合溢利及虧損與權益。

(f) *估計應收賬款準備*

本集團按兩個方法估計應收賬款準備。使用此等方法中任何一項方法計算之金額會合併以釐定其撥備之總額。首先，本集團於得悉若干客戶無法履行其財務承擔時評估特定賬目。於該等情況，本集團按其所得最佳事實及狀況作出判斷，包括但不限於與有關客戶之關係長短，及按第三方信貸報告及已知市場因素作出之客戶現行信貸狀況，按本集團預期收回之應收款項金額作出調減，以記錄客戶個別撥備。由於所獲取進一步資料影響所估計金額，故此等個別撥備會被重新評估及調整。其次，本集團按應收款項賬齡若干百分比釐定撥備。該百分比乃基於過往收回款項狀況、撇銷及客戶付款期記錄及變動之整體評估。

倘本集團作出不同估計，則任何期間所記錄開支之金額及時間均會有所不同。本集團之應收賬款準備增加將會導致其所記錄之經營開支增加及資產減少。

(g) *估計存貨準備*

本集團按可獲取最佳事實及狀況估計其存貨準備，包括但不限於存貨本身狀況(即是否已損毀或全部或部份過時)、其市場售價、估計完成成本及估計銷售產生之成本。由於獲取進一步資料會影響所估計金額，故有關撥備會被重新評估及調整。

(h) *退休金及其他退休福利*

本集團就界定福利之承擔及成本乃由本集團聘用的獨立精算師計算及計算有關金額時彼等所用之若干假設釐定。該等假設其中包括折讓率、計劃資產預期回報、薪金及退休金水平增加及僱員平均餘下工作年期。按照香港公認會計準則，實際結果與本集團假設之差異於產生時即時於損益計算表確認。儘管本集團相信精算師之假設屬合理恰當，本集團實際經驗之重大差別或本集團假設之重大變動均可能對其退休金及其他退休承擔有重大影響。

(i) *種植園公平價值之計算*

香港公認會計準則規定本集團必須就其種植園按公平價值減估計銷售時之成本列賬，當中須作出大量會計估計。釐定有關公平值減估計銷售時之成本乃由本集團聘用的獨立估值師計算。公平價值重大部份之計算乃按假設釐定，包括種植園之平均壽命、每公頃產量、種植園面積及折讓率。倘本集團應用其他假設，則公平價值變動金額將有所不同。種植園公平價值之任何變動將會直接影響本集團溢利及虧損與權益。

(j) *以權益支付之購股權開支*

香港公認會計準則規定本集團必須就所發行購股權按其授出日期之公平價值列賬，當中須作出大量會計估計。釐定相關公平值乃由本集團聘用的獨立估值師進行計算。公平價值重大部份之計算乃按包括預期波幅及股息率及平均無風險利率等假設釐定。倘本集團於授出日期應用其他假設，公平價值變動金額將有所不同。於授出日期釐定之購股權公平價值若有任何變動，將會於購股權公平價值於以後之行使期間被確認為開支時直接影響本集團該等期間之溢利及虧損。

4. 營業額及分部資料

百萬美元	**2008**	**2007** （經重列）
營業額		
出售貨品	3,896.9	2,980.1
提供服務	208.4	60.7
總計	4,105.3	3,040.8

分部資料

分部資料按本集團業務活動及地區市場分部分析如下。本集團以業務分部作為基本分部呈報方式，因其與本集團所作之營運及財務 決策較為相符。本集團主要投資之詳情載於第124頁及第125頁。

按主要業務活動－2008

百萬美元	電訊	消費性食品	基建	自然資源	總公司	2008 總計
損益計算表						
分部收入－營業額	–	3,992.5	112.8	–	–	4,105.3
分部業績	–	359.6	41.5	–	(46.1)	355.0
借貸成本淨額						(150.5)
應佔聯營公司及合營公司溢利減虧損	194.8	0.5	(1.2)	(1.2)	–	192.9
除税前溢利						397.4
税項						(61.4)
年內持續業務溢利						336.0
年內一項已終止業務溢利						0.6
年內溢利						336.6
資產及負債						
分部資產	–	3,951.2	1,933.7	–	14.5	5,899.4
聯營公司及合營公司	1,043.8	15.4	48.0	95.1	–	1,202.3
不作分類資產						97.3
資產總值						7,199.0
分部負債	–	533.7	677.9	–	33.7	1,245.3
不作分類負債						3,578.5
負債總額						4,823.8
其他資料						
資本開支	–	232.3	68.2	–	–	300.5
折舊及攤銷	–	76.5	29.5	–	0.5	106.5
種植園公平價值變動之虧損	–	97.7	–	–	–	97.7
匯兑及衍生工具虧損淨額	–	73.6	3.3	–	6.3	83.2
已確認之減值虧損	–	5.6	1.9	–	36.4	43.9
其他非現金開支	–	7.1	–	–	18.0	25.1

按主要地區市場－2008

百萬美元	菲律賓	印尼	其他	總公司	2008 總計
分部收入－營業額	112.8	3,992.5	–	–	4,105.3
分部資產	1,933.7	3,951.2	–	14.5	5,899.4
聯營公司及合營公司	1,183.6	15.4	3.3	–	1,202.3
不作分類資產					97.3
資產總值					7,199.0
資本開支	68.2	232.3	–	–	300.5

按主要業務活動－2007

百萬美元	電訊	消費性食品	基建	自然資源	總公司	2007（經重列）總計
損益計算表						
分部收入－營業額	–	3,040.3	0.5	–	–	3,040.8
分部業績	–	410.8	38.3	–	202.8	651.9
借貸成本淨額						(137.1)
應佔聯營公司及合營公司溢利減虧損	209.2	(0.3)	30.8	–	–	239.7
除税前溢利						754.5
税項						(94.0)
年內持續業務溢利						660.5
年內一項已終止業務溢利						5.1
年內溢利						665.6
資產及負債						
分部資產	–	3,495.5	150.4	–	195.4	3,841.3
聯營公司及合營公司	1,078.9	2.3	223.5	–	–	1,304.7
不作分類資產						75.1
資產總值						5,221.1
分部負債	–	532.2	83.1	–	74.5	689.8
不作分類負債						2,408.3
負債總值						3,098.1
其他資料						
資本開支	–	104.5	1.6	–	0.2	106.3
折舊及攤銷	–	63.4	0.7	–	0.4	64.5
已確認之減值虧損	–	35.8	2.9	–	–	38.7
其他非現金開支	–	2.8	–	–	12.3	15.1

按主要地區市場－2007

百萬美元	菲律賓	印尼	其他	總公司	2007（經重列）總計
分部收入－營業額	0.5	3,040.3	–	–	3,040.8
分部資產	150.4	3,495.5	–	195.4	3,841.3
聯營公司及合營公司	1,296.7	2.3	5.7	–	1,304.7
不作分類資產					75.1
資產總值					5,221.1
資本開支	1.6	104.5	–	0.2	106.3

5. 借貸成本淨額

百萬美元	2008	2007 (經重列)
銀行貸款及其他貸款		
一須於5年內全數償還	163.6	159.7
一毋須於5年內全數償還	21.7	8.1
借貸成本總額	185.3	167.8
減利息收入	(34.8)	(30.7)
借貸成本淨額	150.5	137.1

年內本集團並無借貸成本撥作資本(二零零七年:無)。

6. 除稅前溢利

百萬美元	*附註*	2008	2007
除稅前溢利已(扣除)/計入(i)			
出售存貨成本		(2,470.1)	(1,886.8)
僱員薪酬	36(A)	(347.3)	(280.7)
種植園公平價值變動之(虧損)/收益	13	(97.7)	22.0
提供服務成本		(96.7)	(28.0)
匯兑及衍生工具(虧損)/收益淨額	9	(83.2)	20.0
折舊	12	(79.2)	(64.5)
減值虧損			
一聯營公司及合營公司(ii)		(36.4)	(2.9)
一應收賬款(iii)	18(C)	(7.0)	(2.5)
一商譽(ii)	16	(0.5)	(16.7)
一其他非流動資產(ii)		–	(12.4)
一物業、廠房及設備(ii)	12	–	(4.2)
其他無形資產之攤銷	17	(27.3)	–
經營租約租金			
一土地及樓宇		(8.6)	(10.1)
一租賃廠房及設備		(3.6)	(0.4)
確認之預付土地費用	19	(7.1)	(2.8)
核數師酬金			
一核數服務		(2.1)	(1.9)
一其他服務		(0.6)	(0.6)
攤薄於附屬公司權益之收益		18.9	149.6
減持及攤薄於一間聯營公司權益之收益		9.8	206.5
出售可供出售資產之已變現收益		0.6	25.0
出售物業、廠房及設備之收益		0.6	0.2
可供出售資產之股息收入		0.5	–
按公平價值計入損益之金融資產之股息收入		–	2.9

(i) 包括一項已終止業務(扣除)/計入的款項
(ii) 計入其他經營(開支)/收入淨額內
(iii) 計入分銷成本內

7. 稅項

由於本集團年內於香港並無估計應課稅溢利(二零零七年：無)，故並無就香港利得稅作出撥備(二零零七年：無)。香港以外地區應 課稅溢利之稅項則按本公司的附屬公司於各營業國家之適用稅率撥備。

百萬美元	**2008**	**2007** (經重列)
附屬公司－海外		
本期稅項*(附註28)*	121.6	96.5
遞延稅項*(附註21)*	(60.2)	(2.5)
總計	61.4	94.0

包括於應佔聯營公司及合營公司溢利減虧損之稅項為九千三百七十萬美元(二零零七年：一億零七百九十萬美元)，其分析如下。

百萬美元	**2008**	**2007**
聯營公司及合營公司－海外		
本期稅項	94.9	60.4
遞延稅項	(1.2)	47.5
總計	93.7	107.9

除稅前溢利乘以適當稅率與綜合損益計算表所示之稅項數額之對賬如下：

	2008		**2007** (經重列)	
百萬美元		*%*		*%*
除稅前溢利	397.4		754.5	
以有關司法權區適用利得稅稅率計算除稅前溢利的名義稅項下列各項之稅務影響：	140.6	35.4	261.4	34.6
－不可扣減之開支	6.0	1.5	16.3	2.2
－毋須繳稅之收入	(32.5)	(8.2)	(109.6)	(14.5)
－應佔聯營公司及合營公司之溢利減虧損	(32.8)	(8.3)	(92.7)	(12.2)
－其他	(19.9)	(4.9)	18.6	2.4
稅項	61.4	15.5	94.0	12.5

8. 一項已終止業務

MPIC的董事經過一輪就有關MPIC之業務及其專注經營核心基建的策略回顧後，於二零零八年年底決定減持其地產業務Landco Pacific Corporation (Landco)約21.0%權益，以致MPIC所持Landco權益由51.0%減至約30.0%。於Landco權益之減持預期於二零零九年內完成。於二零零八年十二月三十一日，Landco被分類為持作出售之出售組合。

(A) Landco年內的業績呈列如下：

百萬美元	**2008**	**2007**
營業額	27.7	34.2
銷售成本及經營開支	(29.4)	(31.4)
利息收入淨額	2.8	4.1
應佔聯營公司及合營公司之溢利減虧損	0.2	(0.1)
除税前溢利	1.3	6.8
税項	(0.7)	(1.7)
年內一項已終止業務溢利	0.6	5.1

(B) Landco於二零零八年十二月三十一日被分類為持作出售的主要資產、負債及儲備分類如下：

百萬美元	**2008**
資產	
物業、廠房及設備 *(附註12)*	2.8
聯營公司及合營公司	3.9
遞延税項資產 *(附註21)*	9.3
應收賬款、其他應收賬款及預付款項(即期)	56.1
存貨	51.0
其他資產	5.2
分類為持作出售之資產	128.3
負債	
應付賬款、其他應付賬款及應計款項	(68.9)
短期債務	(16.5)
長期債務	(15.7)
遞延税項負債 *(附註21)*	(5.0)
與分類為持作出售之資產直接有關的負債	(106.1)
與出售組合直接有關的資產淨值	22.2

百萬美元	**2008**
儲備	
出售組合之可供出售資產的未變現收益	0.1

(C) Landco的現金淨額流量如下：

百萬美元	**2008**	**2007**
經營活動	(21.3)	(2.6)
投資活動	1.0	(7.9)
融資活動	21.1	8.6
現金淨額流入／(流出)	0.8	(1.9)

9. 母公司權益持有人應佔溢利

母公司權益持有人應佔溢利包括匯兑及衍生工具虧損淨額四千六百九十萬美元(二零零七年：收益二千五百萬美元(經重列))，其中包括衍生工具公平價值變動及折算本集團未對沖外幣債務及應付款項的匯兑差額而產生之虧損四千三百萬美元(二零零七年：二百七十萬美元)及被指定列作按公平價值計入損益之金融資產的若干PLDT股份之公平價值變動而產生的虧損三百九十萬美元(二零零七年：收益二千七百七十萬美元)；以及非經常性收益淨額二千四百五十萬美元(二零零七年：二億八千六百六十萬美元)。

匯兑及衍生工具(虧損)／收益分析

百萬美元	**2008**	**2007** (經重列)
匯兑及衍生工具(虧損)／收益		
－附屬公司(附註6)	(83.2)	20.0
－聯營公司及合營公司	(17.7)	14.3
小計	(100.9)	34.3
税項及少數股東權益應佔部份	54.0	(9.3)
總計	(46.9)	25.0

二零零八年之非經常性收益二千四百五十萬美元主要包括(i)攤薄本集團於Indofood的權益之收益一千八百九十萬美元，(ii)減持及攤薄本集團於PLDT的權益之收益九百八十萬美元，(iii)MPIC因增加於Maynilad及MDI的權益而產生之收益總計一千三百四十萬美元，(iv)Indofood因未來税率的下調以致遞延税項負債減少而產生的收益一千零五十萬美元及(v)MPIC出售資產所產生的收益三百九十萬美元，部份被本集團就其於Philex之投資所作的減值撥備三千六百四十萬美元所抵銷。二零零七年之非經常性收益二億八千六百六十萬美元主要包括以PLDT股份償付若干總公司可轉換票據而減持本集團於PLDT權益之收益一億七千四百七十萬美元及因攤薄本集團於Indofood的食油及種植園業務的實際權益之收益七千五百九十萬美元。

截至二零零八年十二月三十一日止年度，母公司權益持有人應佔溢利已包括本公司應佔溢利五千一百二十萬美元(二零零七年：一億一千二百萬美元)。

10. 普通股股息

	每股普通股(美仙)		百萬美元	
	2008	2007	2008	2007
中期	0.38	0.26	12.3	8.2
特別擬派	–	0.38	–	12.3
末期擬派	0.77	0.64	24.7	20.6
總計	1.15	1.28	37.0	41.1

本年度擬派發之末期股息須本公司股東於應屆股東週年大會上批准。

11. 母公司權益持有人應佔每股盈利

每股基本盈利乃按年內母公司權益持有人應佔溢利二億零八十萬美元(二零零七年:五億零四百八十萬美元(經重列))及年內已發行普通股加權平均數三十二億二千三百五十萬股(二零零七年:三十二億一千一百四十萬股)計算。

每股攤薄盈利乃按:(i)年內母公司權益持有人應佔溢利二億零八十萬美元(二零零七年:五億零四百八十萬美元(經重列))減少(a)六百一十萬美元(二零零七年:四百二十萬美元)有關轉換DMWC所發行可換股票據及(b)三十萬美元(二零零七年:十萬美元)有關行使本集團聯營公司所授出購股權之攤薄影響;(ii)年內已發行普通股加權平均數三十二億二千三百五十萬股(二零零七年:三十二億一千一百四十萬股)(即相等於用於計算每股基本盈利的股份基礎),加上假設年內本公司之所有購股權被視為已獲行使而按零代價發行普通股之加權平均數五千四百一十萬股(二零零七年:六千二百一十萬股)之股份基礎計算。

由於悉數轉換總公司可轉換票據及MPIC之可換股票據所具有對年內每股基本盈利產生之反攤薄影響會實際使每股盈利金額增加,故此,其影響並無被用作計算每股攤薄盈利。

12. 物業、廠房及設備

百萬美元	土地及樓宇	機器、設備及輪船	綜合賬
原值			
2008年1月1日結算	316.2	934.2	1,250.4
匯兑折算	(46.3)	(152.4)	(198.7)
添置	9.0	151.0	160.0
收購附屬公司 *(附註34(A))*	30.2	62.5	92.7
出售	(14.1)	(16.7)	(30.8)
重新分類 *(附註8(B))* [(i)]	(5.2)	(2.1)	(7.3)
2008年12月31日結算	289.8	976.5	1,266.3
累積折舊及減值			
2008年1月1日結算	86.5	379.8	466.3
匯兑折算	(13.3)	(59.2)	(72.5)
年內開支 *(附註6)*	14.7	64.5	79.2
出售	(1.9)	(8.7)	(10.6)
重新分類 *(附註8(B))* [(i)]	(1.3)	(3.2)	(4.5)
2008年12月31日結算	84.7	373.2	457.9
賬面淨值2008年12月31日結算	205.1	603.3	808.4

(i) 至分類為持作出售之出售組合資產

百萬美元	土地及樓宇	機器、設備及輪船	綜合賬
原值			
2007年1月1日結算	280.1	853.0	1,133.1
匯兑折算	(15.0)	(38.1)	(53.1)
添置	29.1	40.4	69.5
收購附屬公司 *(附註34(A))*	23.7	85.0	108.7
出售	(1.7)	(6.1)	(7.8)
2007年12月31日結算	316.2	934.2	1,250.4
累積折舊及減值			
2007年1月1日結算	76.5	339.8	416.3
匯兑折算	(3.3)	(15.2)	(18.5)
年內開支 *(附註6)*	13.3	51.2	64.5
減值 *(附註6)*	–	4.2	4.2
出售	–	(0.2)	(0.2)
2007年12月31日結算	86.5	379.8	466.3
賬面淨值2007年12月31日結算	229.7	554.4	784.1

(A) 主要折舊年率：

永久業權土地	無
永久業權樓宇	2.5%至20.0%
租賃樓宇	租約年期或2.5%至20.0%之較低者
機器、設備及輪船	2.5%至50.0%

(B) 土地及樓宇為香港以外之可永久保有及租賃之物業。

(C) 賬面淨值為一億八千三百四十萬美元（二零零七年：八千一百八十萬美元）之物業、廠房及設備已被用作若干本集團銀行融資 的抵押品（附註27(E)）。

13. 種植園

	綜合賬	
百萬美元	**2008**	**2007**
1月1日結算	881.5	275.0
外匯折算	(121.6)	(29.3)
增加	76.7	36.8
收購附屬公司 *(附註34(A))*	5.6	577.0
公平價值變動所產生之（虧損）／收益減估計銷售時之成本淨額 *(附註6)*	(97.7)	22.0
12月31日結算	744.5	881.5

於十二月三十一日油棕櫚樹、橡膠樹及其他種植園之實際量度如下。

	綜合賬	
公頃	**2008**	**2007**
油棕櫚樹		
－已成熟之種植園	124,169	118,029
－未成熟之種植園	58,944	43,427
橡膠樹		
－已成熟之種植園	17,873	18,956
－未成熟之種植園	4,537	3,048
蔗糖、可可樹、茶樹及其他		
－已成熟之種植園	7,044	2,800
－未成熟之種植園	761	722
總計	213,328	186,982

(A) 本集團之種植園主要指由Indofood擁有之油棕櫚樹及橡膠樹。該等油棕櫚樹乃專為生產鮮果實串而種植，以供製造棕櫚原油及橄欖油。橡膠樹則為生產膠杯塊而種植。油棕櫚樹種植園的公平價值乃由獨立估值師按折讓有關種植園將來之現金流量釐定。油棕櫚樹種植園的預期將來現金流量乃按鮮果實串的預測市場價值釐定。鮮果實串的預測市場價值很大程度上取決於棕櫚原油及橄欖油的預期市場售價。橡膠樹種植園的公平價值按折讓有關種植園的將來現金流量釐定。橡膠樹種植園的預期將來現金流量乃按膠杯塊的預測市場售價釐定，而膠杯塊的預測市場售價則根據煙膠片1號的預期售價而定。釐定種植園公平價值時作出之重大假設如下:

(a) 假設並無進行全新／重新種植活動。

(b) 油棕櫚樹平均壽命為二十至二十五年，生長之首三年至四年為未成熟期，其後年期為成熟期。橡膠樹之平均壽命為二十年至二十五年，首五年至六年為未成熟期，其後年期為成熟期。

(c) 每公頃油棕櫚樹之產量以印尼棕櫚研究中心之準則為基礎，並隨著油棕櫚樹之平均壽命而改變。每公頃橡膠樹之產量乃根據Indofood農學家之估計為基礎，並由獨立估值師審閱。

(d) 折現現金流量時分別採用折讓率19.3%(二零零七年：18.1%)及18.2%(二零零七年：17.7%)(即Indofood種植園業務油棕櫚樹及橡膠樹之個別資產折讓率)計算。

(e) 棕櫚油於預期期間的預期售價乃根據信譽良好的獨立預測服務公司的預測(就短期而言)以及棕櫚原油過往實際價格研究(就餘下預期期間之最後二十年而言)而定。煙膠片1號於預期期間的預期售價乃根據世界銀行發佈的參考資料以及本集團的過往售價而定。

(B) Indofood種植之油棕櫚樹於二零零八年生產二百五十萬噸(二零零七年：一百五十萬噸)鮮果實串，而橡膠樹則生產二萬八千一百噸(二零零七年：七千九百噸)橡膠。二零零八年所收割鮮果實串及橡膠之公平價值於收割時計算，分別為三億四千二百四十萬美元(二零零七年：二億零六百六十萬美元)及五千四百四十萬美元(二零零七年：八百三十萬美元)。

(C) 賬面淨值為四億二千一百五十萬美元(二零零七年：五億四千六百二十萬美元)之種植園已被用作若干本集團銀行融資的抵押品(附註27(E))。

14. 附屬公司

百萬美元	公司賬 **2008**	**2007**
非上市股份之原值	1,176.6	1,176.6
扣除減值虧損撥備	(180.4)	(270.4)
總計	996.2	906.2

本公司之上市附屬公司乃透過中介控股公司持有。

(A) 應收附屬公司款項為無抵押，年利率介乎零至7.3%(二零零七年：年利率介乎零至8.3%)及於一年內償還。本公司應收附屬 公司款項之賬面值與其公平價值相若。

(B) 應付附屬公司款項為無抵押，年利率介乎零至6.8%(二零零七年：年利率介乎零至5.0%)及於一年內償還。本公司應付附屬 公司款項之賬面值與其公平價值相若。

(C) 借自附屬公司貸款為無抵押、年利率介乎2.9%至7.1%(二零零七年：年利率介乎零至7.1%)及毋須於一年內償還。本公司借 自附屬公司貸款之賬面值與其公平價值相若。

(D) 董事會認為對本集團業績或資產淨值有重大影響之主要附屬公司之詳情載列於第124頁及第125頁。

15. 聯營公司及合營公司

百萬美元	聯營公司 2008	聯營公司 2007	合營公司 2008	合營公司 2007 (經重列)	綜合賬 2008	綜合賬 2007 (經重列)
股份之原值						
－上市	1,983.0	1,785.9	–	–	1,983.0	1,785.9
－非上市	102.5	56.9	2.7	63.4	105.2	120.3
應佔收購後儲備*(附註31)*	(884.8)	(750.1)	(1.1)	46.4	(885.9)	(703.7)
借(自)／予聯營公司及一間合營公司之貸款	–	(2.1)	–	104.3	–	102.2
總計	1,200.7	1,090.6	1.6	214.1	1,202.3	1,304.7

(A) 於二零零八年十二月三十一日，上市及非上市投資均處於香港境外。

(B) 於二零零八年十二月三十一日，上市投資之市場價值為二十二億八千一百六十萬美元(二零零七年：三十八億一千五百九十萬美元)，而二零零八年已收股息淨額為二億一千一百九十萬美元(二零零七年：一億五千五百萬美元)。

(C) 董事認為對本集團業績或資產淨值有重大影響之本集團主要聯營公司PLDT及Philex之詳情載列於第124頁及第125頁。

(D) PLDT於一九二八年十一月二十八日按菲律賓法例註冊成立，於菲律賓提供電話服務。PLDT的牌照最初限於五十年期，之後兩次續期，每次延續二十五年，而上一次延續額外二十五年期至二零二八年年底。按其於一九九一年八月二十四日之已修訂牌照，PLDT獲授權可於菲律賓境內及菲律賓與其他國家之間提供任何種類的電訊服務。PLDT按菲律賓電訊管理局法章經營，法章包括(但不限於)批准PLDT提供之主要服務及PLDT的若干收費。

(E) Philex於一九九五年按菲律賓法例註冊成立，從事採礦業務。Philex主要從事大型礦產資源勘探、開發及運用。於過去五十年，Philex於呂宋島本格特省Tuba市的Padcal礦源生產銅、金及銀等主要產品。

(F) 於二零零八年十二月三十一日，本集團就投資Philex作出減值撥備三千六百四十萬美元(二零零七年：無)。減值撥備由獨立估值師ATR Kim-Eng Capital Partners，Inc.參考Philex於Padcal及Boyongan礦場的公平價值及可收回值(按Philex的財務預測及折讓現金流量模型並採用折讓率12.0%計算)而釐定。

(G) 按照香港公認會計準則編製，有關本集團之主要的聯營公司PLDT及Philex之附加財務資料列示如下。

百萬美元	PLDT 2008	PLDT 2007	Philex[i] 2008
經營業績			
營業額	3,295.3	3,088.3	2.1
除稅前溢利／(虧損)	2,121.2	1,724.4	(3.6)
除稅後溢利／(虧損)	1,564.5	1,459.1	(4.1)
年內／期內溢利／(虧損)	720.9	832.6	(2.7)
資產淨值			
流動資產	1,389.6	1,192.1	260.6
非流動資產	3,931.7	4,613.7	360.2
資產總值	5,321.3	5,805.8	620.8
流動負債	(1,377.4)	(1,165.6)	(123.7)
非流動負債及撥備	(1,805.6)	(2,004.3)	(100.7)
負債總額	(3,183.0)	(3,169.9)	(224.4)
少數股東權益	(30.2)	(33.9)	(31.8)
12月31日之資產淨值	2,108.1	2,602.0	364.6

(i) 僅提供二零零八年十一月二十八日(本集團投資於Philex的日期)及之後的Philex資料。

(H) 本集團已終止確認其應佔聯營公司Prime Media Holdings，Inc.之虧損，此乃由於應佔該聯營公司之虧損已全面對銷本集團於此投資之成本。本集團之本年度及累積應佔該聯營公司之未確認虧損金額分別為六十萬美元(二零零七年：十萬美元)及八百七十萬美元(二零零七年：八百六十萬美元)。

16. 商譽

百萬美元	綜合賬 2008	綜合賬 2007
1月1日結算	347.2	34.8
匯兌折算	(25.2)	(9.6)
收購附屬公司 *(附註34(A))*	354.1	335.1
增加於一家附屬公司之投資	–	3.6
減值 *(附註6)*	(0.5)	(16.7)
賬面淨值12月31日結算	675.6	347.2

(A) 商譽乃根據業務及地區分部運作分配至本集團之現金產生單位。於二零零八年十二月三十一日之商譽結算金額(a)與Indofood業務(主要為種植園及乳製品)有關並計入本集團於印尼之消費性食品業務分部及(b)與MPIC業務(水務及收費道路)有關並計入本集團於菲律賓之基建業務分部。於二零零七年十二月三十一日之商譽結算金額僅與Indofood業務有關(主要為種植園)。

(B) 於評估商譽減值時，本集團比較有關資產的賬面值與其可收回值。可收回值乃按資產之公平價值減出售成本與其使用價值的 較高者計算。在計算Indofood及MPIC業務以現金流量預測所得公平價值減出售成本或使用價值的可收回值時，Indofood業務之可收回值乃按涵蓋四年至十年(就種植園公司而言)之年期來計算，而MPIC供水業務之可收回值乃按涵蓋十四年之年期來計算。採用於Indofood業務現金流量預測之折讓率介乎15.7%至20.6%(二零零七年：12.8%至23.7%)，而採用於MPIC供水業務現金流量預測之折讓率為9.2%，此等折讓率反映各有關業務之風險。

在評估Indofood之種植園業務的可收回值時，棕櫚原油的預期價格乃按多家具信譽的預測服務公司的共識(短期而言)及世界銀行的預測(餘下預測期間而言)而釐定，而蔗糖的預期價格則按蔗糖於過去五年於印尼的平均零售價釐定。預測期間以後的現金流量乃使用估計增長率5.0%而推算，該增長率並無超出此行業及業務營運之國家的長期平均增長率。

在評估Indofood之乳製品業務的可收回值時，該等業務的使用價值乃按該等業務最近的財務預算及預測的現金流量預測而計算。管理層認為此等財務預算及預測合理，其也是管理層所能預算的經濟情況範圍內之最好的推測。預測期間以後的現金流量乃使用估計增長率5.0%而推算，該增長率並無超出此行業及業務營運之國家的長期平均增長率。

在評估MPIC供水業務的可收回值時，其所使用價值乃按其最近的財務預算及預測的現金流量預測而計算。管理層認為此等財務預算及預測合理，其也是管理層所能預算的經濟情況範圍內之最好的推測。

管理層用作釐定可收回值的上述假設有所變動會對評估結果有重大影響。管理層認為上述各項重要假設並無可導致各現金產生單位的商譽賬面值顯著地超越其可收回值的合理可能變動。

MPIC收購First Philippine Infrastructure，Inc.(FPII)所產生的商譽仍屬暫時估計數額，因此尚未分配至特定的現金產生單位。減值測試會於落實收購之會計結果期內開始進行，而有關期間為不多於收購當日起計十二個月計算。然而，管理層認為按照收費道路營運的財務預算及預測，收購FPII所產生的商譽於二零零八年並無減值。

17. 其他無形資產

百萬美元	**特許權資產**	**品牌**	**綜合賬**
成本			
2008年1月1日結算	–	–	–
收購附屬公司*(附註34(A))*	1,199.0	346.0	1,545.0
匯兌折算	(44.7)	–	(44.7)
增加	63.8	–	63.8
2008年12月31日結算	1,218.1	346.0	1,564.1
累積攤銷			
2008年1月1日結算	–	–	–
年內開支*(附註6)*	27.3	–	27.3
匯兌折算	(1.7)	–	(1.7)
2008年12月31日結算	25.6	–	25.6
賬面淨值2008年12月31日結算	1,192.5	346.0	1,538.5

(A) 特許權資產指(a) Maynilad所持由MWSS代表菲律賓政府授出可於大馬尼拉市西部地區提供食水及污水處理服務的獨家特許權並可就所提供服務向用戶收費；及(b)MNTC所持有可於各特許權期間就馬尼拉市北高速公路（亦稱北呂宋高速公路(NLEX)）–1、2及3期出資、設計、興建、經營及維修收費道路、收費設施及其他產生收費及非收費收入的設施的權利、權益及特權。

於一九九七年二月，Maynilad與MWSS就MWSS西部服務區訂立特許權協議。根據特許權協議，MWSS授予Maynilad獨家權利，於截至二零二二年止二十五年內管理、經營、修理、終止及整修於西部服務區提供食水及污水處理服務所需的所有固定及流動資產。於特許權期間，Maynilad向現有MWSS系統提供的所有物業、廠房及設備的法定業權仍屬Maynilad，直至屆滿日期為止，屆時該等資產之全部權利、業權及權益將自動歸屬於MWSS。根據特許權協議，Maynilad有權(a)調整年度標準費用率以抵銷消費者物價指數的上升（惟不得超過所限制的費用率調整）；(b)作出特殊價格調整以應對因發生若干不可預見事件而產生的財務後果（惟須受特許權協議所載情況的規限）；及(c)每五年調整費用重訂機制以使Maynilad有效地收回所產生的開支、菲律賓營業税及有關特許權費之債務服務付款以及為該等開支融資所產生的Maynilad貸款。

於一九九五年八月，MNTC母公司First Philippine Infrastructure Development Corporation (FPIDC)與Philippine National Construction Corporation (PNCC)訂立合營公司協議，PNCC向MNTC轉讓於NLEX興建、經營及維護收費設施以及擴建、延伸、連接及更改NLEX道路的特許權的權利、權益及特權，包括於特許權期間設計、出資、興建、修復、整修及現代化以及選擇並安裝合適的收費系統（惟須獲菲律賓總統事先批准）。一九九八年四月，菲律賓政府（透過收費規管委員會作為授權人）、PNCC（特許經營人）及MNTC（受讓人）訂立補充收費公路經營協議（STOA），菲律賓政府認可並同意PNCC向MNTC轉讓其特許權之用益權、權益及特權（惟須經菲律賓總統批准），且授予MNTC特許權、責任及特權，包括授權於STOA生效之日至二零三零年十二月三十一日期間或最後竣工段獲發收費公路經

營許可證後三十年期間(以較早者為準)出資、設計、興建、管理及維修NLEX公路工程。於二零零八年十月,特許權協議獲延期七年至二零三七年。根據STOA,MNTC須向PNCC支付特許權費,並按公路工程建設成本及維修工作的若干百分比支付政府項目日常開支。特許權期間屆滿後,MNTC應向菲律賓政府在不附設任何及全部留置權及產權負債下無償交回公路工程,且公路可全面運營並處於良好營運狀況,包括與經營收費公路設施直接相關及關連的任何及全部現有所需土地、工程、收費公路設施及已有設備。

(B) 品牌指PT Indolakto (Indolakto)所持不同乳製品的品牌。

(C) 本集團的特許權資產及品牌均由本集團於業務合併時所收購。

(D) 攤銷可用年期:

特許權資產	收購後剩餘特許權年期,15至29年
品牌	20年

18. 應收賬款、其他應收款項及預付款項

	綜合賬	
百萬美元	**2008**	**2007**
應收貿易賬款	258.1	263.3
其他應收款項	120.6	100.8
預付款項	59.8	28.4
總計	438.5	392.5
呈列為:		
非即期部份	3.0	37.0
即期部份	435.5	355.5
總計	438.5	392.5

(A) 應收賬款、其他應收款項及預付款項即期部份之賬面值與其公平價值相若。應收賬款、其他應收款項及預付款項之非即期部份之公平價值為三百四十萬美元(二零零七年:四千二百萬美元),此乃按現行之加權平均利率10.5%(二零零七年:9.9%)計算折現之現金流量釐定。應收賬款、其他應收款項及預付款項之非即期部份之加權平均實際利率為11.7%(二零零七年:12.2%)。

(B) 應收貿易賬款之賬齡分析如下。

	綜合賬	
百萬美元	**2008**	**2007**
0至30日	204.3	218.6
31至60日	12.0	4.8
61至90日	6.7	5.5
超過90日	35.1	34.4
總計	258.1	263.3

百萬美元	綜合賬 2008	2007
既未過期亦未減值	234.5	225.2
過期但未減值		
－過期0至30日	9.4	6.0
－過期31至60日	6.2	5.5
－過期61至90日	7.1	13.8
－過期超過90日	0.9	12.8
總計	258.1	263.3

既未過期亦未減值的應收款項與近期並無拖欠還款紀錄之廣泛類別的顧客有關。

過期但未減值的應收款項與本集團多個紀錄良好的客戶有關。根據過往經驗，管理層相信由於該等客戶之信譽質素並無重大改變且該等結餘仍被視為可全數收回，故毋需就該等結餘作出減值撥備。

(C) 於二零零八年十二月三十一日，共二千四百八十萬美元（二零零七年：四百一十萬美元）之應收貿易賬款已減值，並全數撥 備。應收貿易賬款減值撥備之變動如下：

百萬美元	綜合賬 2008	2007
1月1日結算	(4.1)	(1.8)
匯兑折算	0.6	0.2
年內開支 *(附註6)*	(7.0)	(2.5)
12月31日結算	(10.5)	(4.1)

(D) 由於本集團之應收貿易賬款與大量不同客戶有關，因而並無集中信貸風險。

(E) Indofood給予出口顧客六十日付款期，本地顧客則平均有三十日付款期。MPIC (a)給予用水客戶六十日付款期，(b)透過Tollway Management Corporation (TMC) (MNTC母公司的聯營公司)以使用者預付，可增值電子收費設備以及信用卡付款安排方式收取過路費。

(F) 賬面淨值為二千零九十萬美元（二零零七年：一千六百六十萬美元）之應收賬款已被用作本集團若干銀行融資的抵押品（附註27(E)）。

19. 預付土地費用

百萬美元	綜合賬 2008	2007
1月1日結算	151.4	48.4
匯兑折算	(15.8)	(4.1)
收購附屬公司 *(附註34(A))*	29.7	112.9
增加	–	2.3
年內確認 *(附註6)*	(7.1)	(2.8)
預付土地費用總額	158.2	156.7
計入應收賬款、其他應收款項及預付款項之即期部份	(5.0)	(5.3)
12月31日結算	153.2	151.4

百萬美元	綜合賬 2008	2007
海外，按以下年期持有：		
10年至50年之租賃	151.0	153.4
10年內之租賃	7.2	3.3
總計	158.2	156.7

20. 可供出售資產

百萬美元	綜合賬 2008	2007
上市投資，按公平價值：		
一股本投資－海外	23.8	24.4
一債券－海外，固定利率為14.0%（2007年：14.0%）及於2014年10月1日（2007年：2014年10月1日）到期	0.3	0.4
非上市投資，按成本扣除減值撥備：		
一股本投資－海外	32.8	3.0
非上市投資，按公平價值：		
一會所債券－香港	1.7	2.3
總計	58.6	30.1
呈列為：		
非即期部份	1.7	6.0
即期部份	56.9	24.1
總計	58.6	30.1

上市股本投資及債券之公平價值乃按市場所報價值釐定。作為非上市投資之會所債券，其公平價值之估計乃參考近期市場交易價格後釐定。董事相信，經參考市價釐定之估計公平價值（已記錄於可供出售資產之賬面值）以及公平價值之相關變動（已直接記錄於本集團之權益）均屬合理，且屬結算日最適用之價值。

21. 遞延稅項

年內遞延稅項資產之變動如下。

百萬美元	稅項虧損結轉	呆賬準備	僱員退休福利之負債	其他	綜合賬
遞延稅項資產					
2008年1月1日結算	7.6	1.3	22.3	13.8	45.0
匯兑折算	(1.4)	(0.2)	(2.3)	(2.2)	(6.1)
收購附屬公司 *(附註34(A))*	–	–	4.7	13.3	18.0
於損益計算表計入／(扣除) *(附註7)*	3.0	0.9	(7.7)	(10.5)	(14.3)
轉自稅項準備 *(附註28)*	–	–	–	5.4	5.4
重新分類 *(附註8(B))* [(i)]	–	–	–	(9.3)	(9.3)
2008年12月31日結算	9.2	2.0	17.0	10.5	38.7

(i) 至分類為持作出售之出售組合資產

百萬美元	稅項虧損結轉	呆賬準備	僱員退休福利之負債	其他	綜合賬
遞延稅項資產					
2007年1月1日結算	2.4	0.4	4.9	12.6	20.3
匯兑折算	(0.1)	–	(0.7)	0.5	(0.3)
收購附屬公司 *(附註34(A))*	–	–	5.3	0.1	5.4
於損益計算表計入／(扣除) *(附註7)*	5.3	0.9	12.8	(1.4)	17.6
轉自稅項準備 *(附註28)*	–	–	–	2.0	2.0
2007年12月31日結算	7.6	1.3	22.3	13.8	45.0

年內遞延稅項負債之變動如下。

百萬美元	物業、廠房及設備減免超出折舊之餘額	品牌	種植園公平價值之變動	附屬及聯營公司未分派盈利之預扣稅項	其他	綜合賬
遞延稅項負債						
2008年1月1日結算	(184.3)	–	(103.1)	(22.0)	(1.4)	(310.8)
匯兑折算	21.8	–	11.6	2.1	14.9	50.4
收購附屬公司 *(附註34(A))*	(11.7)	(86.5)	–	–	(79.0)	(177.2)
於損益計算表計入／(扣除) *(附註7)*	18.3	–	24.5	(2.4)	33.4	73.8
轉自稅項準備 *(附註28)*	–	–	–	–	(5.2)	(5.2)
重新分類 *(附註8(B))* [(i)]	–	–	–	–	5.0	5.0
2008年12月31日結算	(155.9)	(86.5)	(67.0)	(22.3)	(32.3)	(364.0)

(i) 至與分類為持作出售之資產直接有關的負債

百萬美元	物業、廠房及設備減免超出折舊之餘額	品牌	種植園公平價值之變動	附屬及聯營公司未分派盈利之預扣税項	其他	綜合賬
遞延税項負債						
2007年1月1日結算	(96.6)	–	(60.6)	(4.3)	(1.8)	(163.3)
匯兑折算	4.8	–	5.7	–	3.9	14.4
收購附屬公司 *(附註34(A))*	(93.3)	–	(41.6)	–	(8.9)	(143.8)
於損益計算表計入／(扣除) *(附註7)*	0.8	–	(6.6)	(19.2)	8.2	(16.8)
轉往／(自)税項準備 *(附註28)*	–	–	–	1.5	(2.8)	(1.3)
2007年12月31日結算	(184.3)	–	(103.1)	(22.0)	(1.4)	(310.8)

於二零零八年十二月三十一日，可扣減源自相關公司日後所得税之有關税項虧損，非香港税項虧損為九百一十萬美元(二零零七年：七百四十萬美元)及香港税項虧損為三千零二十萬美元(二零零七年：三千零二十萬美元)。非香港税項虧損可用作抵銷該等公司之未來應課税溢利，該等虧損可抵銷之年期為產生後之三至五年，而香港税項虧損可用作無限期抵銷有關產生該等虧損的公司之未來應課税溢利。由於此等虧損由一直錄得虧損之附屬公司所產生，故並無為其確認遞延税項資產。除此以外，遞延税項資產已獲適當確認。

根據菲律賓及印尼所得税法，向外國投資者宣派的股息須徵收10%至15%的預扣税。因此，本集團位於菲律賓及印尼的附屬及聯營公司所分派的股息須繳納預扣税。於二零零八年十二月三十一日，本集團已就於菲律賓所成立的聯營公司之未匯繳盈利之應繳預扣税悉數確認為遞延税項。然而，除將予分派作股息的盈利外，並無就本集團於菲律賓及印尼所成立的附屬公司之未匯繳盈利的應繳預扣税確認遞延税項。董事認為，該等附屬公司不大可能於可見未來分配該等盈利。於二零零八年十二月三十一日，於菲律賓及印尼的附屬公司之投資的未確認遞延税項負債相關暫時差額合共約二千二百五十萬美元(二零零七年：二千五百二十萬美元)。

本公司向其股東派付之股息毋須繳付所得税。

22. 按公平價值計入損益之金融資產

是項於二零零七年十二月三十一日的數額是根據市場報價而釐定若干被指定為按公平價值計入損益之金融資產PLDT股份之公平價值，該等資產用作抵銷因總公司可轉換票據內含期權部份之公平價值變動所帶來的風險。於二零零八年二月全數償付總公司可轉換票據後，餘下之此等PLDT股份已被重新列為本集團於聯營公司的權益。

23. 其他非流動資產

百萬美元	綜合賬 2008	2007
收購資產之按金	96.4	34.2
進項增值稅	31.8	0.3
退稅申索	7.5	5.6
遞延費用	7.2	9.0
其他	74.2	60.9
總計	217.1	110.0

收購資產之按金主要指Indofood收購輪船及若干土地使用權之按金。

進項增值稅主要指MNTC因購買商品及服務而產生的進項稅（包括與項目建築成本相關的進項稅）。

退稅申索指Indofood就進口小麥所繳付之稅款，有關款項可與Indofood之應付企業所得稅作抵扣。

遞延費用主要指有關Indofood建立系統所產生之遞延成本及開支。

24. 現金及現金等值項目

	綜合賬		公司賬	
百萬美元	2008	2007	2008	2007
銀行及手頭現金	478.1	492.1	34.5	0.1
短期定期存款	147.8	108.7	11.4	106.2
總計	625.9	600.8	45.9	106.3

銀行現金按每日銀行存款利率之浮息率計息。短期定期存款為期三日至一個月不等，視乎本集團之即時現金需求而定，並按短期定期存款之相關息率計息。銀行結餘及定期存款存於信譽良好且近期無違約紀錄的銀行。現金及現金等值項目之賬面值與其公平價值相若。

25. 存貨

百萬美元	綜合賬 2008	2007
原材料	389.9	281.5
在製品	6.1	6.3
製成品	161.4	154.9
持作待售物業	–	51.3
總計	557.4	494.0

(A) 於二零零八年十二月三十一日，賬面值為六千八百八十萬美元（二零零七年：六千三百八十萬美元）之存貨按可變現淨值列賬。

(B) 於二零零八年十二月三十一日，賬面值為九百四十萬美元（二零零七年：一千三百八十萬美元）之存貨已被用作若干本集團銀行融資的抵押品（附註27(E)）。

26. 應付賬款、其他應付款項及應計款項

百萬美元	綜合賬 2008	2007
應付貿易賬款	233.4	213.0
應計款項	287.0	140.9
其他應付款項	147.0	131.7
總計	667.4	485.6

應付貿易賬款之賬齡分析如下：

百萬美元	綜合賬 2008	2007
0至30日	220.7	189.4
31至60日	8.5	2.0
61至90日	2.6	5.9
超過90日	1.6	15.7
總計	233.4	213.0

預期所有應付賬款、其他應付款項及應計款項將於一年內清償。本集團應付賬款、其他應付款項及應計款項之賬面值與其公平價值相若。

27. 債務

百萬美元	**實際利率(%)**	**到期日**	*附註*	綜合賬 2008	2007
短期					
銀行貸款	5.0－17.7 (2007：5.9－11.0)	2009 (2007：2008)	(A)	1,115.7	819.6
其他貸款	2.5－12.5 (2007：2.5－13.5)	2009 (2007：2008)	(B)	91.3	180.5
小計				1,207.0	1,000.1
長期					
銀行貸款	5.0－17.7 (2007：7.3－11.0)	2010－2018 (2007：2009－2013)	(C)	1,770.1	722.4
其他貸款	10.0 (2007：7.8－18.3)	2010－2012 (2007：2009－2010)	(D)	181.6	322.1
小計				1,951.7	1,044.5
總計				3,158.7	2,044.6

短期債務結餘包括長期債務之即期部份一億六千三百一十萬美元(二零零七年：二億零二百五十萬美元)。

本集團債務之到期組合列載如下：

百萬美元	銀行貸款 2008	銀行貸款 2007	其他貸款 2008	其他貸款 2007	綜合賬 2008	綜合賬 2007
不超過1年	1,115.7	819.6	91.3	180.5	1,207.0	1,000.1
1年以上至2年	110.4	64.0	–	105.8	110.4	169.8
2年以上至5年	1,129.7	608.9	181.6	216.3	1,311.3	825.2
5年以上	530.0	49.5	–	–	530.0	49.5
總計	2,885.8	1,542.0	272.9	502.6	3,158.7	2,044.6
代表應付金額						
－須於5年內全數償還	2,297.3	1,246.0	272.9	502.6	2,570.2	1,748.6
－毋須於5年內全數償還	588.5	296.0	–	–	588.5	296.0
總計	2,885.8	1,542.0	272.9	502.6	3,158.7	2,044.6

債務之賬面值乃以下列貨幣列賬：

百萬美元	綜合賬 2008	綜合賬 2007
美元	1,752.4	934.1
印尼盾	924.0	1,026.6
披索	482.3	83.9
總計	3,158.7	2,044.6

按固定及浮動息率分析之債務賬面值列載如下：

百萬美元	綜合賬 2008	綜合賬 2007
浮動息率	2,479.7	1,552.6
固定息率	679.0	492.0
總計	3,158.7	2,044.6

長期債務之賬面值及公平價值列載如下：

百萬美元	賬面值 2008	賬面值 2007	公平價值 2008	公平價值 2007
銀行貸款	1,770.1	722.4	1,777.0	731.3
其他貸款	181.6	322.1	155.3	332.9
總計	1,951.7	1,044.5	1,932.3	1,064.2

公平價值乃按本集團所發行之上市票據及債券之已公佈報價，及以借貸息率5.0%至17.7%（二零零七年：5.9%至10.0%）作折讓率為其他定息債務預測現金流量為基礎計算所得。本集團浮息債務之賬面值與其公平價值相若，主要由於其利率經常獲重訂。

短期債務之賬面值與其公平價值相若。

債務之詳情列載如下：

(A) 短期銀行貸款

結算餘額包括本公司全資擁有之兩家附屬公司借入的一億五千萬美元（總面值一億五千萬美元）銀行貸款（二零零七年：無），詳情概述如下：

(a) 一筆於二零零八年十一月提取的一億美元（面值一億美元）（二零零七年：無）銀行貸款，以本集團於PLDT之3.3%權益作抵押，利率以浮動之倫敦銀行同業拆息(LIBOR)為基準計算，並須於二零零九年十一月償還。

(b) 一筆於二零零八年十一月提取的五千萬美元（面值五千萬美元）（二零零七年：無）銀行貸款，以本集團於Philex之20.1%權益及於MPIC之8.5%權益作抵押，利率以浮動之LIBOR為基準計算，並須於二零零九年十一月償還。

(B) 其他短期貸款

結算餘額包括Indofood發行之一萬億印尼盾（面值八千九百一十萬美元）之印尼盾債券（指二零零四年七月發行之本金額一萬億印尼盾（九千一百三十萬美元）減二零零五年購回債券之面值為二百四十億印尼盾（二百二十萬美元）的債券）（二零零七年：面值一億零三百六十萬美元），附票息率為12.5%，每季付息，並於二零零九年七月到期。

(C) 長期銀行貸款

結算餘額包括本公司多家全資擁有之附屬公司借入的六億三千四百二十萬美元（總面值六億四千一百三十萬美元）銀行貸款（二零零七年：六億四千一百一十萬美元），詳情概述如下：

(a) 一筆於二零零五年十一月提取之四千四百六十萬美元（面值四千五百萬美元）（二零零七年：四千九百五十萬美元）銀行貸款，以本集團於PLDT之1.4%（二零零七年：1.1%）權益作抵押，利率以浮動之LIBOR為基準計算，並須於二零一二年十一月償還。

(b) 一筆於二零零六年七月提取之四千九百六十萬美元（面值五千萬美元）（二零零七年：四千九百五十萬美元）銀行貸款，以本集團於PLDT之1.2%（二零零七年：1.0%）權益作抵押，利率以浮動之LIBOR為基準計算，並須於二零一一年七月償還。

(c) 一筆於二零零六年十一月提取之四千六百萬美元（面值四千六百三十萬美元）（二零零七年：四千九百五十萬美元）銀行貸款，以本集團於PLDT之1.1%（二零零七年：1.1%）權益作抵押，利率以浮動之LIBOR為基準計算，並須於二零一三年十一月償還。

(d) 一筆於二零零七年一月提取之二億九千六百五十萬美元（面值三億美元）（二零零七年：二億九千五百六十萬美元）銀行貸款，以本集團於PLDT之6.7%（二零零七年：6.6%）權益作抵押，利率以浮動之LIBOR為基準計算，並須於二零一一年十二月償還。

(e) 一筆於二零零七年八月提取之一億九千七百五十萬美元（面值二億美元）（二零零七年：一億九千七百萬美元）銀行貸款，以本集團於PLDT之3.9%（二零零七年：3.9%）權益作抵押，利率以浮動之LIBOR為基準計算，並須於二零一二年十二月償還。

(D) 其他長期貸款

結算餘額包括Indofood於二零零七年五月發行之二萬億印尼盾(面值一億八千二百六十萬美元)之印尼盾債券(二零零七年:面值二億一千二百三十萬美元),附票息率為10%,每季付息,並於二零一二年五月到期。

(E) 集團資產抵押

於二零零八年十二月三十一日,總債務包括有抵押銀行及其他債務十六億零四百萬美元(二零零七年:七億七千三百六十萬美元)。該銀行及其他債務乃由本集團相當於賬面淨值六億三千五百二十萬美元(二零零七年:六億五千八百四十萬美元)之物業、廠房及設備、種植園、應收賬款、存貨以及本集團於PLDT之17.6%(二零零七年:13.7%)權益、於MPIC之8.5%(二零零七年:無)權益及於Philex之20.1%(二零零七年:無)權益作為抵押。

(F) 銀行承諾

除Metro Pacific Corporation(Metro Pacific)外,本集團已遵守所有銀行承諾。自二零零一年第四季起,Metro Pacific未能應付其債務責任。於二零零八年十二月三十一日,Metro Pacific共有一億零九百萬披索(二百三十萬美元)(二零零七年:四億五千一百萬披索或一千零九十萬美元)尚未償還債務責任。Metro Pacific經已與若干債權人就償還部份債務責任達成協 議,並預期於二零零九年進一步減少未償還債務責任。

28. 稅項準備

	綜合賬	
百萬美元	**2008**	**2007**
1月1日結算	52.9	23.1
匯兑折算	(7.2)	(1.7)
收購附屬公司*(附註34(A))*	0.7	17.6
本年度估計應課稅溢利之稅項準備*(附註7)*	121.6	96.5
轉自遞延稅項*(附註21)*	0.2	0.7
總計	168.2	136.2
已付稅款	(112.4)	(83.3)
12月31日結算	55.8	52.9

29. 遞延負債及撥備

百萬美元	退休金	長期負債	其他	綜合賬 2008	綜合賬 2007
1月1日結算	152.4	8.3	37.2	197.9	108.7
匯兌折算	(21.9)	(17.7)	(6.2)	(45.8)	(3.0)
增加	0.6	2.1	4.8	7.5	59.9
收購附屬公司 *(附註34(A))*	11.1	276.8	102.3	390.2	37.2
付款及動用	(4.5)	(9.8)	(63.7)	(78.0)	(4.9)
12月31日結算	137.7	259.7	74.4	471.8	197.9
按以下方式呈列：					
即期部分	–	19.0	20.4	39.4	17.4
非即期部分	137.7	240.7	54.0	432.4	180.5
總計	137.7	259.7	74.4	471.8	197.9

退休金為有關退休計劃及長期服務金的應計負債。

長期負債主要為Maynilad應付予MWSS的特許權費及遞延借貸(指將退還予客戶的匯兌收益以及重新折算Maynilad應付的以外幣計值部份之特許權費及貸款產生的匯兌差額)及Indofood就物業、廠房及設備計入拆卸、遷移或復修之應計負債。

其他主要與MNTC就增值稅所作撥備及重組撥備有關。重組撥備與本集團重組PLDT股權架構有關。重組撥備金額乃根據預計完成重組所需交易成本作出估計。估計基準將會持續檢討，並於適當時修訂。

30. 股本

百萬美元	綜合賬及公司賬 2008	2007
法定		
5,000,000,000(2007年：5,000,000,000)股每股面值1美仙之普通股	50.0	50.0
已發行及繳足		
1月1日結算	32.2	32.0
行使購股權而發行之股份	0.1	0.2
購回及註銷股份	(0.2)	–
12月31日結算		
3,213,377,003(2007年：3,224,143,003)股每股面值1美仙之普通股	32.1	32.2

本公司於年內的股本變動如下：

(A) 七百零六萬份（二零零七年：二千三百三十一萬四千份）購股權已按每股1.76港元（二零零七年：每股1.76港元）之行使價已獲行使，致使七百零六萬股（二零零七年：二千三百三十一萬四千股）每股面值1美仙之新普通股以現金總代價一千二百四十萬港元（一百六十萬美元）（二零零七年：四千一百萬港元或五百三十萬美元）獲發行。本公司購股權計劃詳情載於財務報表附註37(D)(a)。

(B) 本公司於年內以總代價（未扣除開支）七千八百二十萬港元（一千零一十萬美元）（二零零七年：二千三百三十萬港元或三百萬美元）於香港聯交所購回本公司之一千七百八十二萬六千股（二零零七年：三百九十六萬四千股）普通股。其後該等股份已被註銷。購回之詳情概述如下：

		每股已付購買價		已付總代價	
		最高	最低		
購回月份	**購回普通股數目**	*港元*	*港元*	*百萬港元*	*百萬美元*
2008年5月	3,320,000	5.50	5.20	17.7	2.3
2008年6月	3,152,000	4.99	4.83	15.6	2.0
2008年7月	2,226,000	4.62	4.24	10.0	1.3
2008年9月	4,392,000	4.50	3.90	18.0	2.3
2008年10月	4,736,000	3.88	2.20	16.9	2.2
總計	17,826,000			78.2	10.1

董事認為購回股份可透過提高本公司資產淨值及每股盈利而對股東整體有利。

31. 其他儲備

本集團匯兑儲備按主要營運公司分析如下：

	綜合賬	
百萬美元	**2008**	**2007**
PLDT	(27.2)	51.0
MPIC	(15.4)	6.6
Indofood	(75.5)	(17.4)
Philex	3.0	–
其他	(0.9)	4.0
總計	(116.0)	44.2

於綜合儲備列賬之聯營公司及合營公司累積儲備分析如下：

百萬美元	聯營公司 2008	聯營公司 2007	合營公司 2008	合營公司 2007 (經重列)	綜合賬 2008	綜合賬 2007 (經重列)
聯營公司及合營公司						
收益儲備	(861.8)	(808.5)	(0.5)	30.6	(862.3)	(777.9)
匯兌儲備	(24.4)	51.1	(0.6)	15.8	(25.0)	66.9
現金流量對沖之未變現收益	1.4	7.3	–	–	1.4	7.3
總計 *(附註15)*	(884.8)	(750.1)	(1.1)	46.4	(885.9)	(703.7)

本集團資本及其他儲備包括資本贖回儲備二十萬美元(二零零七年：無)。

本公司的實繳盈餘來自本集團於一九八八年的重組，並相等於本公司已發行股本面值與所收購附屬公司於收購當日的總資產淨值之差額。根據百慕達一九八一年公司法案(經修訂)，本公司可在符合若干條件的情況下，將實繳盈餘分派予股東。

32. 少數股東權益

本集團少數股東權益按主要營運公司分析如下：

百萬美元	綜合賬 2008	綜合賬 2007 (經重列)
Indofood	1,060.7	949.9
MPIC	184.4	41.8
總計	1,245.1	991.7

33. 衍生工具負債

於二零零七年十二月三十一日的款項指總公司可轉換票據內含可轉換期權之公平價值。於二零零八年二月總公司可轉換票據全數結算後，該衍生負債的所有餘額計入損益計算表。

34. 綜合現金流量表附註

(A) 收購附屬公司

百萬美元	收購時確認之公平價值							緊接收購前之賬面值	
	MPIC將DMWC及其附屬公司綜合入賬	MPIC收購FPII及其附屬公司	Indofood收購PT Lajuperdana Indah (LPI)	Indofood收購Drayton及其附屬公司	其他	2008總計	2007年Indofood收購PT Perusahaan Perkebunan London Sumatra及其他總計	2008總計	2007總計
代價									
現金及現金等值項目	107.9	242.2	41.0	351.5	5.9	748.5	573.6		
合營公司	100.3	–	–	–	–	100.3	–		
應收一間合營公司款項	21.1	–	–	–	–	21.1	–		
應付一間集團公司款項	–	9.5	–	–	–	9.5	–		
IndoAgri已發行股份	–	–	–	–	–	–	132.1		
總計	229.3	251.7	41.0	351.5	5.9	879.4	705.7		
資產淨值									
物業、廠房及設備*(附註12)*	11.6	2.2	40.9	36.0	2.0	92.7	108.7	82.8	80.8
種植園*(附註13)*	–	–	4.3	–	1.3	5.6	577.0	5.9	198.1
聯營公司及合營公司	–	14.3	–	–	–	14.3	–	13.7	–
其他無形資產*(附註17)*	853.7	345.3	–	346.0	–	1,545.0	–	1,404.0	–
應收賬款、其他應收款項及預付款項(非流動)	–	6.1	–	–	–	6.1	14.9	6.1	14.9
預付土地費用*(附註19)*	–	–	20.0	8.6	1.1	29.7	112.9	11.6	54.0
遞延稅項資產*(附註21)*	11.3	4.3	2.1	0.3	–	18.0	5.4	3.7	0.2
其他非流動資產	15.1	33.4	–	3.1	5.3	56.9	9.5	57.1	9.5
現金及現金等值項目	61.9	37.9	34.8	1.1	1.0	136.7	56.0	136.7	56.0
抵押存款	12.0	–	–	–	–	12.0	–	12.0	–
應收一間集團公司款項	–	9.5	–	–	–	9.5	–	9.5	–
可供出售資產	–	–	–	1.2	–	1.2	–	1.2	–
應收賬款、其他應收款項及預付款項(流動)	23.2	2.9	4.2	35.3	0.1	65.7	17.8	65.7	17.8
存貨	0.6	0.6	0.5	48.8	0.1	50.6	19.9	50.6	19.9
資本儲備	2.2	–	–	–	–	2.2	–	–	–
應付賬款、其他應付款項及應計款項	(147.0)	(19.7)	(16.8)	(61.2)	(5.2)	(249.9)	(59.2)	(249.7)	(59.2)
應付一間集團公司款項	(95.0)	–	–	–	–	(95.0)	–	(95.0)	–
短期債務	(50.0)	(13.6)	(0.3)	(16.0)	–	(79.9)	(27.5)	(79.9)	(27.5)
遞延負債及撥備之即期部份	(22.5)	(3.9)	–	–	–	(26.4)	–	(26.4)	–
稅項準備*(附註28)*	–	–	(0.1)	(0.6)	–	(0.7)	(17.6)	(0.7)	(17.6)
長期債務	–	(179.1)	(21.2)	(6.2)	–	(206.5)	(62.7)	(206.5)	(62.7)
遞延負債及撥備*(附註29)*	(345.0)	(40.1)	–	(5.1)	–	(390.2)	(37.2)	(340.9)	(19.7)
遞延稅項負債*(附註21)*	(65.3)	(13.9)	(6.7)	(91.0)	(0.3)	(177.2)	(143.8)	(131.9)	(8.2)
總資產淨值	266.8	186.2	61.7	300.3	5.4	820.4	574.1	729.6	256.3
少數股東權益	(123.3)	(52.7)	(24.8)	(94.3)	–	(295.1)	(203.5)		
按公平價值計算收購時之總資產淨值	143.5	133.5	36.9	206.0	5.4	525.3	370.6		
商譽*(附註16)*	85.8	118.2(i)	4.1	145.5	0.5	354.1	335.1		
於綜合現金流量表中之現金開支淨額	(46.0)	(204.3)	(6.2)	(350.4)	(4.9)	(611.8)	(517.6)		

(i) 為暫時估計金額，有待於進一步評估應佔所收購已識別資產及所承擔負債及或有負債之公平價值後作出調整

二零零八年七月，MPIC (i)償還十四億披索(三千一百八十萬美元)的可轉換債務並向Ashmore Investment Management Limited及其聯號公司(Ashmore Funds)購買DMWC發行的二千萬美元可轉換債務；及(ii)向本公司購買DMWC發行的二千萬美元可轉換債務。進行上述交易後，MPIC於DMWC之投票權益按全面攤薄基準計算，增至約55.4%。因此，DMWC自合營 公司轉變為MPIC的附屬公司，而MPIC自二零零八年七月起將DMWC的財務業績及財務狀況綜合入賬。二零零八年十一月，MPIC與DMCI Holdings Inc.就投資DMWC達成最終股東協議。根據該協議，MPIC於DMWC之經濟權益按全面攤薄基準計算，亦從50.0%增至55.4%。

二零零八年十一月，MPIC收購First Philippine Infrastructure，Inc. (FPII)之99.8%權益。FPII擁有MNTC約67.1%權益。MNTC於一九九八年六月獲授特許經營權，可就菲律賓NLEX的收費公路、收費設施及產生收費與非收費收入的其他設施融資、設計、建設、經營及維修。

二零零八年七月，Indofood附屬公司PT Salim Ivomas Pratama (SIMP)以總代價三千七百五十億印尼盾(四千一百萬美元)完成認購PT Lajuperdana Indah (LPI) 60.0%權益。LPI於印尼經營甘蔗種植園，擁有約二萬一千五百公頃種植園土地。

二零零八年十二月，Indofood以總代價三億五千萬美元收購Drayton Pte Ltd (Drayton)全部權益並向Drayton原股東收購Drayton一億零五十萬美元的股東貸款。Drayton擁有Indolakto之68.6%權益，屬投資控股公司。Indolakto於印尼從事生產加工乳製品及乳製品相關產品。

商譽主要來自收購上述所收購公司控制權所得溢價及預期上述收購所產生的協同效應。

自收購日期起，上述所收購公司錄得年度溢利一千六百五十萬美元，計入本集團損益表內。倘上述所有收購均於二零零八年一月一日進行，則本集團截至二零零八年十二月三十一日止年度的營業額應為四十三億二千六百三十萬美元。由於管理層並無被收購公司之種植園於年初的公平價值資料，故披露有關假設收購於年初已進行之本集團年內溢利為不可行的。年內所收購的附屬公司分別自經營及融資活動產生現金收入淨額五千零二十萬美元及一億二千零三十萬美元，並就年內投資活動產生 現金支出淨額九千零二十萬美元。

(B) 於聯營公司之投資

現金開支主要與本集團於二零零八年十一月投資一億二千九百一十萬美元取得Philex之20.1%權益及MPIC於二零零八年六月投資一千一百四十萬美元取得Davao Doctors Hospital之34.0%權益有關。

(C) 抵押存款

二零零八年十二月三十一日，本集團已抵押銀行存款為一千二百萬美元(二零零七年：無)，就Maynilad要求支付特許經營費 提供履約保證。

(D) 主要非現金交易

年內，本集團轉讓PLDT 0.1%股份而償還三百九十萬美元總公司的可轉換票據，及MPIC擁有96.6%權益的附屬公司MetroPacific Corporation向債權人轉讓若干物業資產而償還二億八千九百萬披索(六百八十萬美元)的借款。

35. 承擔及或有負債

(A) 資本開支

百萬美元	綜合賬 2008	2007
有關附屬公司之承擔：		
已批准但未簽約	548.2	185.6
已簽約但未計提	6.3	41.9
總計	554.5	227.5

本集團之資本開支承擔主要與Indofood購買物業、廠房及設備、於種植園的投資，以及Maynilad及MNTC建設水務及收費公路基建有關。

於二零零八年十二月三十一日，本公司並沒有資本開支承擔(二零零七年：無)。

(B) 租賃承擔

於二零零八年十二月三十一日，本集團根據不可取消之經營租約須於未來支付之最低租金總額如下：

百萬美元	綜合賬 2008	2007
土地及樓宇		
－1年內	2.8	1.9
－2至5年(包括在內)	1.6	1.9
－5年後	1.8	3.2
小計	6.2	7.0
廠房及設備		
－1年內	0.1	0.3
－2至5年(包括在內)	0.1	0.3
－5年後	0.1	0.8
小計	0.3	1.4
總計	6.5	8.4

於二零零八年十二月三十一日，本公司並沒有租賃承擔(二零零七年：無)。

(C) 或有負債

於二零零八年十二月三十一日，除Indofood就若干種植園農戶為其生產及向其銷售鮮果實串之安排所獲之信貸而為該等農戶提供之擔保五千三百七十萬美元(二零零七年：七千三百四十萬美元)外，本集團或本公司均沒有任何重大或有負債(二零零七年：無)。

36. 僱員福利

(A) 酬金

百萬美元	綜合賬 2008	2007
基本薪金	209.6	179.7
花紅	44.3	28.5
實物收益	29.5	41.4
退休金供款	35.1	14.1
退休及解僱撥備	10.8	8.3
以權益支付購股權之開支	18.0	8.7
總計 *(附註6)*	347.3	280.7
平均僱員人數	65,015	51,722

以上包括董事酬金。有關董事酬金的披露詳情列載於財務報表附註37(A)。

(B) 退休福利

本集團設立界定供款及界定福利計劃。此外，本集團亦就僱員福利估計負債作出撥備以符合印尼勞工法所規定須向合資格僱員支付的最低福利金。

(a) 界定供款計劃

本集團為約17,884名(二零零七年：19,351名)僱員設立五項(二零零七年：五項)界定供款計劃。該等計劃的資產由獨立受託人管理，跟本集團資產分開處理。本集團或僱員所作之計劃供款按僱員的薪金及服務年資而釐定，介乎零至10%(二零零七年：零至10%)。根據計劃條款，本集團毋須作出超逾上述供款水平的額外供款。於上述計劃中，其中三項(二零零七年：三項)可利用沒收供款扣減僱主的現有供款金額。二零零八年年內，並沒有動用款項作此用途(二零零七年：無)。於二零零八年十二月三十一日，沒收供款已全數動用。

(b) 界定福利計劃及僱員福利估計負債

本集團為約2,615名(二零零七年：753名)僱員設立五項(二零零七年：三項)界定福利計劃。該等計劃其中四項(二零零七年：兩項)之資產由獨立受託人管理，跟本集團資產分開處理。福利乃經參考僱員的最終薪酬及服務年資釐定，以及計劃均已進行獨立估值。此等精算估值乃由PT Sentra Jasa Aktuaria(印尼精算師協會及Expert in Life Insurance in Indonesia之會員)及Actuarial Advisers，Inc.與Institutional Synergy，Inc，FASP(菲律賓精算協會之會員)之精算師按預測單位基數方法計算。該等計劃的資產並不包括本集團任何金融工具、本集團佔用的物業或使用的其他資產。於二零零八年十二月三十一日，本集團有關其界定福利計劃的資金水平為59.5%(二零零七年：57.3%)。

本集團為約45,953名（二零零七年：42,291名）僱員的僱員福利估計負債作出撥備。有關撥備金額乃參考僱員最終薪酬及服務年資並經PT Sentra Jasa Aktuaria及PT Jasa Aktuaria Praptasentosa Gunajas（印尼精算師協會及Expert in Life Insurance in Indonesia之會員）之精算師採用預測單位基數方法所釐定。

(I)　計入資產負債表界定福利計劃的負債及僱員福利估計負債金額如下：

百萬美元	**界定福利計劃**	**僱員福利估計負債**	**綜合賬 2008**	**綜合賬 2007**
界定福利責任現值	(18.5)	(125.8)	(144.3)	(154.9)
計劃資產公平價值	11.0	–	11.0	6.3
計入資產負債表之負債	(7.5)	(125.8)	(133.3)	(148.6)

(II)　界定福利責任的現值於本年內的變動如下：

百萬美元	**界定福利計劃**	**僱員福利估計負債**	**綜合賬 2008**	**綜合賬 2007**
1月1日結算	(11.0)	(143.9)	(154.9)	(67.2)
匯兑折算	2.1	20.4	22.5	3.1
現有服務成本	(1.8)	(10.5)	(12.3)	(8.1)
承擔的利息成本	(1.0)	(17.8)	(18.8)	(8.8)
精算收益／(虧損)	4.2	22.0	26.2	(41.3)
收購附屬公司	(12.8)	(5.3)	(18.1)	(37.2)
已付福利	1.8	9.3	11.1	4.6
12月31日結算	(18.5)	(125.8)	(144.3)	(154.9)

(III) 界定福利計劃之計劃資產的公平價值於本年內的變動如下：

百萬美元	綜合賬 2008	2007
1月1日結算	6.3	6.8
匯兑折算	(1.4)	(0.2)
預期回報	0.5	0.9
精算虧損	(0.6)	–
結算時所分配資產	(0.8)	–
僱主供款	1.8	0.1
收購附屬公司	7.0	–
已付福利	(1.8)	(1.3)
12月31日結算	11.0	6.3

整體預期資產回報率按結算責任期間當日的現行市價釐定。

(IV) 界定福利計劃內之計劃資產主要組別佔整體計劃資產公平價值的百分比如下：

	綜合賬 2008	2007
菲律賓股權	52%	1%
印尼股權	48%	99%

(V) 現行及過往四年的界定福利計劃款額如下：

百萬美元	綜合賬 2008	2007	2006	2005	2004
界定福利責任	(18.5)	(11.0)	(10.5)	(11.0)	(9.0)
計劃資產	11.0	6.3	6.8	6.2	6.4
虧絀	(7.5)	(4.7)	(3.7)	(4.8)	(2.6)
計劃負債經驗調整	(4.1)	(0.7)	(0.1)	(2.3)	(1.0)
計劃資產經驗調整	(0.6)	–	–	–	–

(VI) 於損益計算表內確認之金額分析如下：

百萬美元	界定福利計劃	僱員福利估計負債	綜合賬 2008	綜合賬 2007
現有服務成本	1.8	10.5	12.3	8.1
承擔的利息成本	1.0	17.8	18.8	8.8
計劃資產預期回報	(0.5)	–	(0.5)	(0.9)
年內確認的精算（收益）／虧損淨額	(3.6)	(22.0)	(25.6)	41.3
總計[(i)]	(1.3)	6.3	5.0	57.3
計劃資產實質回報			7%	13%

(i) 包括在銷售成本、分銷成本、行政開支及其他經營開支淨額內

(VII) 於十二月三十一日的主要精算假設（加權平均數）如下：

	綜合賬 2008	綜合賬 2007
折讓率	11%	9%
計劃資產預期回報	8%	8%
未來薪金增長	9%	9%
未來退休金增長	9%	9%
僱員的平均尚餘工作期（年）	17.8	18.9

(VIII) 本集團預期於來年向界定福利退休計劃供款二百萬美元（二零零七年：一百八十萬美元）。

(C) 高級人員貸款

於二零零八年及二零零七年，本集團並無向高級人員提供須按香港公司條例第161B條而須予以披露的貸款。

37. 董事及高級行政人員酬金

(A) 董事酬金

下表按個別基準顯示董事酬金。

董事酬金－2008

千美元	非按表現				以權益			
	薪金	其他福利	退休金供款	按表現之款額[i]	支付購股權之開支	袍金[ii]	酬金[iii]	2008 總計
主席								
林逢生	1,152	–	–	–	–	30	–	1,182
執行董事								
彭澤仁*常務董事兼行政總監*	2,080	460	142	1,559	4,028	–	–	8,269
唐勵治	1,242	135	1,595	120	2,499	–	–	5,591
黎高臣	892	23	2	446	2,117	–	–	3,480
非執行董事								
Albert F. del Rosario大使	–	–	–	–	720	160	–	880
林文鏡	–	–	–	–	–	–	–	–
林宏修	–	–	–	–	–	40	–	40
Ibrahim Risjad	–	–	–	–	–	–	–	–
謝宗宣	–	–	–	–	720	89	–	809
Napoleon L. Nazareno	244	119	19	146	–	91	–	619
獨立非執行董事								
Graham L. Pickles	–	–	–	–	720	115	–	835
陳坤耀教授*金紫荊星章、CBE、太平紳士*	–	–	–	–	720	90	–	810
鄧永鏘爵士*KBE*	–	–	–	–	720	45	77	842
總計	5,610	737	1,758	2,271	12,244	660	77	23,357

董事酬金－2007

	非按表現				以權益			
千美元	薪金	其他福利	退休金供款	按表現之款額[i]	支付購股權之開支	袍金[ii]	酬金[iii]	2007總計
主席								
林逢生	464	–	–	–	–	–	–	464
執行董事								
彭澤仁*常務董事兼行政總監*	1,610	419	96	2,018	1,854	–	–	5,997
唐勵治	1,035	149	1,073	–	1,284	–	–	3,541
黎高臣	947	21	2	756	1,062	–	–	2,788
非執行董事								
Albert F. del Rosario大使	–	–	–	–	342	125	–	467
林文鏡	–	–	–	–	–	–	–	–
林宏修	–	–	–	–	–	–	–	–
Ibrahim Risjad	–	–	–	–	–	–	–	–
謝宗宣	–	–	–	–	342	31	–	373
獨立非執行董事								
Graham L. Pickles	–	–	–	–	342	115	–	457
陳坤耀教授*金紫荊星章*，*CBE*，*太平紳士*	–	–	–	–	342	120	–	462
鄧永鏘爵士*KBE*	–	–	–	–	342	75	77	494
總計	4,056	589	1,171	2,774	5,910	466	77	15,043

(i) 按表現之款額包括表現花紅及長期獎金
(ii) 就出席會議支付
(iii) 就向本公司提供顧問服務而支付

董事酬金總額中包括有關常務董事兼行政總監所提供服務之一百三十萬美元(二零零七年：一百二十萬美元)酬金，此金額由PLDT(一間聯營公司)支付。

(B) 高級行政人員酬金

由於本集團為高級行政人員設立類似的酬金計劃，故本集團高級行政人員的酬金可能高於本公司董事。兩名(二零零七年：兩 名)高級行政人員躋身本集團五名最高薪酬僱員之列。其餘三名(二零零七年：三名)屬於五名最高薪酬僱員中的行政人員均為本公司董事。

百萬美元	**2008**	**2007**
非按表現		
－薪金及福利	0.8	0.7
按表現		
－花紅及長期獎金	0.2	0.3
以權益支付購股權之開支	2.1	1.1
總計	3.1	2.1

下表列示於二零零八年屬於本集團五名最高薪酬僱員之兩名(二零零七年：兩名)高級行政人員之酬金組別。

酬金組別	2008 *人數*	2007 *人數*
893,001美元－957,000美元	–	1
1,149,001美元－1,213,000美元	–	1
1,469,001美元－1,533,000美元	1	–
1,597,001美元－1,661,000美元	1	–
總計	2	2

(C) 主要管理人員報酬

	綜合賬	
百萬美元	**2008**	**2007**
非按表現		
－薪金及福利	22.5	15.8
－退休金供款	1.9	2.0
按表現		
－花紅及長期獎金	9.1	7.4
以權益支付購股權之開支	18.0	8.7
袍金	0.6	0.5
總計	52.1	34.4

(D) 購股權

於二零零八年十二月三十一日本公司及其附屬公司授予本公司及其附屬公司董事及高級行政人員之購股權詳情如下。

(a) *本公司之購股權計劃細節*

	於2008年 1月1日 所持購股權	年內行使 之購股權	於2008年 12月31日 所持購股權	購股權 行使價 (港元)	於授出 日期之市價 (港元)	行使期間 之市價 (港元)	授出日期	最後賦予 權利日期	行使開始自	行使期結束
執行董事										
彭澤仁	31,800,000	-	31,800,000	1.76	1.76	-	2004年6月1日	2008年12月	2005年6月	2014年5月
	30,200,000	-	30,200,000	5.33	5.33	-	2007年9月5日	2012年9月	2008年9月	2017年9月
唐勵治	10,620,000	(7,060,000)	3,560,000	1.76	1.76	5.72	2004年6月1日	2008年12月	2005年6月	2014年5月
	18,200,000	-	18,200,000	5.33	5.33	-	2007年9月5日	2012年9月	2008年9月	2017年9月
黎高臣	14,000,000	-	14,000,000	1.76	1.76	-	2004年6月1日	2008年12月	2005年6月	2014年5月
	15,500,000	-	15,500,000	5.33	5.33	-	2007年9月5日	2012年9月	2008年9月	2017年9月
非執行董事										
Albert F.del Rosario大使	2,840,000	-	2,840,000	1.76	1.76	-	2004年6月1日	2005年6月	2005年6月	2014年5月
	3,160,000	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
謝宗宣	2,840,000	-	2,840,000	1.76	1.76	-	2004年6月1日	2005年6月	2005年6月	2014年5月
	3,160,000	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
獨立非執行董事										
Graham L. Pickles	3,160,000	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
陳坤耀教授*金紫荊星章*，	1,340,000	-	1,340,000	1.76	1.76	-	2004年6月1日	2005年6月	2005年6月	2014年5月
CBE，*太平紳士*	3,160,000	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
鄧永鏘爵士*KBE*	3,160,000	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
高級行政人員	29,032,000	-	29,032,000	1.76	1.76	-	2004年6月1日	2008年12月	2005年6月	2014年5月
	4,500,000	-	4,500,000	3.275	3.25	-	2006年6月7日	2010年12月	2007年6月	2016年6月
	42,220,000	-	42,220,000	5.33	5.33	-	2007年9月5日	2012年9月	2008年9月	2017年9月
總計	218,892,000	(7,060,000)	211,832,000							

	於2007年1月1日所持購股權	年內授出之購股權	年內行使之購股權	於2007年12月31日所持購股權	購股權行使價 *(港元)*	於授出日期之市價 *(港元)*	行使期間之市價 *(港元)*	授出日期	最後賦予權利日期	行使開始自	行使期結束
執行董事											
彭澤仁	31,800,000	-	-	31,800,000	1.76	1.76	-	2004年6月1日	2008年12月	2005年6月	2014年5月
	-	30,200,000	-	30,200,000	5.33	5.33	-	2007年9月5日	2012年9月	2008年9月	2017年9月
唐勵治	17,680,000	-	(7,060,000)	10,620,000	1.76	1.76	5.72	2004年6月1日	2008年12月	2005年6月	2014年5月
	-	18,200,000	-	18,200,000	5.33	5.33	-	2007年9月5日	2012年9月	2008年9月	2017年9月
黎高臣	24,500,000	-	(10,500,000)	14,000,000	1.76	1.76	5.80-6.00	2004年6月1日	2008年12月	2005年6月	2014年5月
	-	15,500,000	-	15,500,000	5.33	5.33	-	2007年9月5日	2012年9月	2008年9月	2017年9月
非執行董事											
Albert F. del Rosario大使	2,840,000	-	-	2,840,000	1.76	1.76	-	2004年6月1日	2005年6月	2005年6月	2014年5月
	-	3,160,000	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
謝宗宣	2,840,000	-	-	2,840,000	1.76	1.76	-	2004年6月1日	2005年6月	2005年6月	2014年5月
	-	3,160,000	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
獨立非執行董事											
Graham L. Pickles	1,000,000	-	(1,000,000)	-	1.76	1.76	5.18-5.39	2004年6月1日	2005年6月	2005年6月	2014年5月
	-	3,160,000	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
陳坤耀教授*金紫荊星章*、	2,840,000	-	(1,500,000)	1,340,000	1.76	1.76	5.60-5.96	2004年6月1日	2005年6月	2005年6月	2014年5月
CBE、*太平紳士*	-	3,160,000	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
鄧永鏘爵士*KBE*	-	3,160,000	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
高級行政人員	32,286,000	-	(3,254,000)	29,032,000	1.76	1.76	4.42-6.05	2004年6月1日	2008年12月	2005年6月	2014年5月
	4,500,000	-	-	4,500,000	3.275	3.25	-	2006年6月7日	2010年12月	2007年6月	2016年6月
	-	42,220,000	-	42,220,000	5.33	5.33	-	2007年9月5日	2012年9月	2008年9月	2017年9月
總計	120,286,000	121,920,000	(23,314,000)	218,892,000							

本公司股東於二零零四年五月二十四日舉行之股東週年大會上通過一項購股權計劃(計劃)。根據計劃，董事可於計劃生效期間任何時間內酌情向本公司董事及行政人員授出購股權，作為本公司長期獎勵計劃的一部份。計劃條款遵照上市規則第17章之規定，並於二零零四年五月二十四日生效。計劃有效期為十年，將於二零一四年五月二十三日到期。

可予授出購股權之最高股份數目，不得超過本公司之已發行股本(不包括隨時行使購股權時所發行之任何股份)之10%。於任何十二個月期間內，根據計劃可向任何一名參與者授出之購股權所涉及股份最高數目限額，不得超過向該參與者建議授出購股權時本公司已發行股份總數之1%。

董事可絕對酌情釐定各授出購股權之行使價，惟於任何情況下不得低於下列最高者：(i)本公司股份於授出日期在香港聯交所每日報價表所示之收市價；(ii)本公司股份在緊接授出日期前五個交易日在香港聯交所每日報價表所示之平均收市價；及(iii)本公司股份於授出日期之面值。根據計劃之條款，購股權可於接納日期起直至到期日止任何時間內行使，惟須受董事所訂立有關賦予之任何其他限制所限。所有根據計劃而至今尚未行使之購股權於行使時須受若干限制，包括禁止於接納購股權日期起計一年內行使購股權。於行使期結束日期前到期或被註銷之購股權將從購股權名冊中被刪除。

於二零零四年六月一日，134,586,000份購股權已根據本公司計劃授出。由華信惠悦顧問有限公司按二項式期權定價模式計算之已授出購股權之平均公平價值為0.849港元或所有授出之購股權總價值為一千四百六十萬美元。所採用的假設如下：

於授出日期之股份價格	1.76港元
行使價	1.76港元
預計波幅（根據相當於所授出購股權平均預計年期之本公司股份歷史波幅）	55%
購股權年期	10年
預計股息收益率	每年1%
無風險平均利率（根據香港證券交易所基金票據）	每年4.06%

計及董事及高級行政人員預計流失率及提早行使購股權之可能性後，所授出購股權之平均預計年期為6.61年。提早行使購股權乃假設購股權持有人將於股價最少高於行使價75%時行使購股權。

於二零零六年六月一日，4,500,000份購股權已根據計劃授出。由華信惠悦顧問有限公司按二項式期權定價模式計算之已授出購股權之平均公平價值為1.554港元或所有授出之購股權總價值為九十萬美元。所採用的假設如下：

於授出日期之股份價格	3.25港元
行使價	3.275港元
預計波幅（根據相當於所授出購股權平均預計年期之本公司股份歷史波幅）	50%
購股權年期	10年
預計股息收益率	每年1%
無風險平均利率（根據香港證券交易所基金票據）	每年4.71%

計及高級行政人員預計流失率及提早行使購股權之可能性後，所授出購股權之平均預計年期為6.79年。提早行使購股權乃假設購股權持有人將於股價最少高於行使價100%時行使購股權。

於二零零七年九月五日，121,920,000份購股權已根據計劃授出。由華信惠悅顧問有限公司按二項式期權定價模式計算之已授出購股權之平均公平價值為2.596港元或所有授出之購股權總價值為四千零六十萬美元。所採用的假設如下：

於授出日期之股份價格	5.33港元
行使價	5.33港元
預計波幅（根據相當於所授出購股權平均預計年期之本公司股份歷史波幅）	45%
購股權年期	10年
預計股息收益率	每年1%
無風險平均利率（根據香港證券交易所基金票據）	每年4.40%

計及董事及高級行政人員預計流失率及提早行使購股權之可能性後，所授出購股權之平均預計年期為7.60年。提早行使購股權乃假設購股權持有人將於股價最少高於行使價150%時行使購股權。

釐定根據計劃授出之購股權估計價值所用之二項式期權定價模式，原用作估計可全面轉讓及買賣之購股權之公平價值。該購股權定價模式須計入極度主觀假設，包括預期股價波幅。由於本公司之購股權與該等可供買賣之購股權之性質有重大差別，主觀假設之任何變動均可能對已授出購股權之估計價值造成重大影響。

本集團有關已授出購股權之會計政策詳情載於財務報表附註2(D)(r)(III)。

(b)　MPIC之購股權計劃細節

於二零零七年六月十四日，MPIC股東批准一項購股權計劃，讓MPIC董事可於確認合資格行政人員身份後酌情邀請MPIC之行政人員接受MPIC的購股權以獲得MPIC之擁有權權益，以作為長期受僱之鼓勵。該計劃於二零零七年六月十四日起生效，有效期為十年。

根據該計劃所授出的購股權相應股份數目，最高不能超過MPIC購股權計劃獲採納當日MPIC已發行股本10%。於任何十二個月期間內向任何一名合資格參與者（不論是否已為購股權持有人）授出及將予授出的購股權倘獲行使時可能發行之股份總數，不得超過有關時間已發行股份數目的1%。

根據該計劃授出的每份購股權行使價將由MPIC董事以絕對權釐定，惟於任何情況下不能低於以下之最高者：(i)一或多手MPIC股份於有關購股權授出日期在菲律賓證券交易所之收市價；(ii)一或多手MPIC股份於緊接有關購股權授出日期前五個營業日在菲律賓證券交易所（MPIC之股份在此作交易）之平均收市價；或(iii)MPIC股份的面值。

於二零零九年二月二十日舉行之MPIC特別股東大會，MPIC股東批准修訂MPIC的購股權計劃，其中包括(i)計入MPIC新增股本或已獲股東批准、已執行、正在執行或日後可能批准或執行之資本架構其他變動而更新可能授出之MPIC購股權數目；及(ii)於MPIC購股權計劃載入MPIC須遵循適用於MPIC母公司之相關企業規定及規例。

截至二零零九年三月二十五日，並無任何購股權按該計劃被授出。

38. 有關連人士交易

本集團於年內進行之主要有關連人士交易披露如下：

(A) 於二零零七年一月，本公司(i)向DMWC墊款七千六百萬美元及(ii)認購DMWC就被收購Maynilad所需籌集資金而發行價值二千萬美元的可換股票據。DMWC可換股票據於三年後到期，並可於票據期間按每股DMWC普通股1披索之面值轉換成DMWC的普通股。於二零零八年五月，DMWC償還墊款七千六百萬美元與相關利息。

(B) 二零零八年七月二十八日，Indofood附屬公司SIMP以總代價三千七百五十億印尼盾（四千一百萬美元）完成認購本公司主席原先擁有之公司LPI60.0%權益。認購詳情載於財務報表附註34(A)。

(C) ALBV與Smart有一項技術支援協議。按此協議，自二零零四年二月二十三日起ALBV為Smart提供一項四年期的技術支援服務，以及協助流動電話電訊服務的營運及維修服務，此協議可在雙方同意下再續期。此協議於二零零八年二月二十三日屆滿及被再續期四年至二零一二年二月二十三日。此協議規定支付之技術服務收費以相等於Smart綜合收入淨額之1%（二零零七年：1%）支付。

截至二零零八年十二月三十一日止年度內，此項安排之費用總額為六億三千萬披索（一千四百一十萬美元）（二零零七年：六億五千六百萬披索或一千三百七十萬美元）。於二零零八年十二月三十一日，預付技術服務費之尚餘數額為八百萬披索（二十萬美元）（二零零七年：八千七百萬披索或一百七十萬美元）。

(D) 於二零零八年十一月，SIMP與Lyminton Pte. Ltd及PT Mulia Abadi Lestari 訂立了兩項協議，分別收購PT Sarana Inti Pramata及PT Mitra Inti Sejati Plantation約30%的餘下少數股東權益，代價分別為一千六百四十萬美元及二百八十五億印尼盾（約二百三十萬美元）。該等交易亦屬上市規則第14A章所界定之關連交易。

(E) 於日常商業運作中，Indofood與若干聯營公司、合營公司及聯號公司進行貿易交易。此等交易主要與三林家族有關，均是透 過直接及／或共同擁有股份權益及共同管理。林逢生先生為本公司之主席及大股東，亦為Indofood之總裁董事兼行政總監。

所有與有關連人士進行的重大交易（不論該等交易是否按與非有關連人士所進行之交易者相若之條款及條件進行）披露如下：

交易性質 **截至12月31日止年度** *百萬美元*	**綜合賬** **2008**	 **2007**
損益計算表項目		
出售製成品		
－予聯營公司及合營公司	24.5	28.1
－予聯號公司	60.8	48.6
購買原材料		
－自聯營公司及合營公司	41.5	43.2
－自聯號公司	14.0	8.8
管理及技術服務費收入及特許權收入		
－自聯營公司及合營公司	0.9	0.9
－自聯號公司	7.5	4.6
保險費用開支		
－予聯號公司	2.8	2.7
租金開支		
－予聯號公司	1.2	1.3
運輸及抽運服務開支		
－予聯號公司	0.4	0.3

Indofood約2%（二零零七年：3%）之銷售額及2%（二零零七年：3%）之採購額是與此等有關連公司交易的。

結餘性質 **12月31日結算** *百萬美元*	**綜合賬** **2008**	 **2007**
資產負債表項目		
應收賬款－貿易		
－自聯營公司及合營公司	2.6	3.4
－自聯號公司	13.3	8.7
應收賬款－非貿易		
－自聯營公司及合營公司	0.4	0.2
－自聯號公司	8.3	8.8
應付賬款－貿易		
－予聯營公司及合營公司	3.6	6.3
－予聯號公司	2.3	1.2
應付賬款－非貿易		
－予聯號公司	19.2	5.9
其他應付款項－非貿易		
－予聯號公司	–	5.8

上述若干Indofood有關連人士交易亦屬上市規則第14A章所界定之持續關連交易。

(F) Maynilad與DMCI集團訂立多項建築合約，金額合共二千一百九十萬美元，由DMCI集團為Maynilad興建水務基建。該等有關連人士交易亦屬上市規則第14A章所界定之持續關連交易。

39. 按類別劃分之金融工具

於結算日各類別金融工具之賬面值如下：

	綜合賬						
	2008			2007			
百萬美元	貸款及應收款項	可供出售金融資產	總計	按公平價值計入損益之金融資產	貸款及應收款項	可供出售金融資產	總計
借予聯營公司及合營公司之貸款	–	–	–	–	102.2	–	102.2
應收賬款及其他應收款項(非即期)	3.0	–	3.0	–	37.0	–	37.0
可供出售資產(非流動)	–	1.7	1.7	–	–	6.0	6.0
按公平價值計入損益之金融資產	–	–	–	79.8	–	–	79.8
其他非流動資產	60.6	–	60.6	–	36.8	–	36.8
現金及現金等值項目	625.9	–	625.9	–	600.8	–	600.8
抵押存款	12.0	–	12.0	–	–	–	–
可供出售資產(流動)	–	56.9	56.9	–	–	24.1	24.1
應收賬款及其他應收款項(即期)	375.7	–	375.7	–	327.1	–	327.1
總計	1,077.2	58.6	1,135.8	79.8	1,103.9	30.1	1,213.8

	綜合賬			
	2008	2007		
百萬美元	按攤銷成本列賬之金融負債	按攤銷成本列賬之金融負債	按公平價值列賬之金融負債	總計
應付賬款、其他應付款項及應計款項	667.4	485.6	–	485.6
短期債務	1,207.0	1,000.1	–	1,000.1
遞延負債及撥備之即期部份	18.9	–	–	–
長期債務	1,951.7	1,044.5	–	1,044.5
遞延負債及撥備	140.3	–	–	–
衍生工具負債	–	–	6.3	6.3
總計	3,985.3	2,530.2	6.3	2,536.5

百萬美元	本公司 2008 貸款及應收款項	本公司 2007 貸款及應收款項
借予一間合營公司之貸款	–	104.3
現金及現金等值項目	45.9	106.3
應收附屬公司款項	1,889.5	1,781.8
其他應收款項(即期)	0.1	0.2
總計	1,935.5	1,992.6

百萬美元	本公司 2008 按攤銷成本列賬之金融負債	本公司 2007 按攤銷成本列賬之金融負債
應付附屬公司款項	832.6	814.5
其他應付款項及應計款項	0.6	0.6
借自附屬公司貸款	540.2	540.9
總計	1,373.4	1,356.0

40. 資本及財務風險管理

(A) 資本管理

本集團資本管理的主要目標乃確保本集團持續營運，及維持最佳資本架構以支持其業務的穩定性及發展及為股東帶來最大的利益。

本集團管理其資本架構，並就經濟環境的轉變對其資本架構進行調整。為維持或調整資本架構，本集團可調整派付股東的股息、向股東發回資本或發行新股。截至二零零八年十二月三十一日及二零零七年十二月三十一日止年度，本集團並無對其目標、政策或程序作出轉變。

本集團使用負債對權益比率(債務淨額除以權益總額)監控其資本。本集團政策乃將負債對權益比率保持在支持集團業務的最佳水平。本集團的債務淨額包括短期債務及長期債務減現金及現金等值項目以及抵押存款。權益總額包括母公司權益持有人應佔權益及少數股東權益。

百萬美元	綜合賬 2008	2007 (經重列)
短期債務	1,207.0	1,000.1
長期債務	1,951.7	1,044.5
減現金及現金等值項目	(625.9)	(600.8)
減抵押存款	(12.0)	–
債務淨額	2,520.8	1,443.8
母公司權益持有人應佔權益	1,130.1	1,131.3
少數股東權益	1,245.1	991.7
權益總額	2,375.2	2,123.0
負債對權益比率(倍數)	1.06	0.68

(B) 財務風險管理

本集團之主要金融工具包括多種金融資產(包括應收賬款、其他應收款項及預付款項、可供出售資產、現金及現金等值項目、抵押存款及按公平價值計入損益之金融資產)及金融負債(包括應付賬款、其他應付款項及應計款項、短期債務、長期債務、遞延負債及撥備以及衍生工具負債)。現金及現金等值項目與短期及長期債務之主要目的為就本集團業務籌集資金。應收賬款及應付賬款等其他金融資產及負債主要自營運直接產生。

本集團亦訂有衍生工具交易，主要包括外匯合約及利率掉期，目的為管理本集團融資來源及營運而產生之貨幣及利率風險。

本集團現時及於年內之政策一直為不予買賣金融工具。本集團金融工具產生之主要風險為市場風險(包括貨幣風險及價格風險)、信貸風險、流動資金風險及公平價值與現金流量利率風險。本公司之董事會檢討及同意管理上述各風險之政策，概述如下。本集團有關衍生工具之會計政策載於財務報表附註2(D)(u)。

(a) 市場風險

(I) 貨幣風險

本集團管理由未來商業交易產生之外匯風險、確認資產及負債，並改善投資及現金流量規劃。除自然對沖外，本集團訂立及進行外匯合約，以管理其業務及交易所產生之匯率風險以及貨幣換算風險，並減低及／或管理匯率變動對本集團營運業績及現金流量之負面影響。然而，本集團上述衍生工具部分並不符合香港會計準則第39號條文下有效對沖之定義並因而並無指定為須作相應會計處理之現金流量對沖項目。

下表列示因印尼盾及披索匯率的可能合理變動(在所有其他變量因素不變的情況下)而影響本集團於結算日的金融資產及負債而為本集團帶來母公司權益持有人應佔溢利及保留溢利(主要由於以美元計值的金融資產及負債在匯兑時所產生的匯兑收益／虧損所致)的相關敏感度。惟該等變動對本集團權益的其他部分並無重大影響。

	2008		2007	
百萬美元	兑美元貶值(%)	對母公司權益持有人應佔溢利及保留溢利的影響	兑美元貶值(%)	對母公司權益持有人應佔溢利及保留溢利的影響
印尼盾	(5.4)	(11.4)	(0.9)	(0.3)
披索	(4.0)	(2.4)	(3.0)	–

(II)　價格風險

本集團的價格風險主要與股本投資的市價變動有關。

(b)　信貸風險

就消費性食品業務，本集團就授客戶之信貸面對信貸風險，惟已制定政策確保產品批發予具合適信貸記錄之信譽良好客戶。本集團具有政策限制任何特定客戶之信貸風險，如要求分銷商取得銀行擔保。供水業務方面，本集團容許客戶60日的信貸期。收費公路業務方面，本集團透過TMC以現金、預付及可充值電子收費設備以及信用卡收取費用。此外，本集團持續監察應收款項結餘，以減低本集團壞賬帶來之風險。

就本集團其他金融資產(包括現金及現金等值項目與若干分類為可供出售資產的債務證券投資)所產生信貸風險而言，本集團面對之信貸風險為交易對方無法履行責任，最大風險為該等工具之賬面值及直接於本集團之權益扣除的可供出售資產之未變現虧損。

本集團並無重大信貸風險集中情況。

(c)　流動資金風險

本集團透過維持充足現金及可於市場出售之證券以及按適量之承諾信貸融資取得資金管理其流動資金組合，以應付其資本開支及償還到期債務。

本集團定期評估其預計及實際現金流量資料，並持續評估金融市場狀況物色進行集資活動之機會。此等集資活動可能包括銀行貸款、債務資本及股本發行。

於二零零八年十二月三十一日，本集團的金融負債按其合約而未經折讓之付款到期組合（包括未來利息開支）列載如下：

百萬美元	應付賬款、其他應付款項及應計款項		債務		遞延負債及撥備		衍生工具負債		綜合賬	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
不超過1年	667.4	485.6	1,509.4	1,195.6	30.0	–	–	–	2,206.8	1,681.2
1年以上至2年	–	–	298.9	270.2	24.5	–	–	–	323.4	270.2
2年以上至5年	–	–	1,851.5	1,086.8	58.0	–	–	6.3	1,909.5	1,093.1
5年以上	–	–	692.2	56.9	77.1	–	–	–	769.3	56.9
總計	667.4	485.6	4,352.0	2,609.5	189.6	–	–	6.3	5,209.0	3,101.4

(d) *公平價值及現金流量利率風險*

本集團之利率風險來自計息債務、現金及現金等值項目及已抵押存款。本集團因浮息之債務及現金及現金等值項目而面對現金流量利率風險。本集團因定息之債務及現金及現金等值項目而面對公平價值利率風險。於二零零八年十二月三十一日，本集團之21.5%（二零零七年：24.1%）債務為定息債務。

下表列示因利率的可能合理變動（在所有其他變量因素不變的情況下）而影響本集團於結算日的金融資產及負債而為本集團帶來母公司權益持有人應佔溢利及保留溢利（透過其於浮息債務及現金及現金等值項目的影響所致）的相關敏感度。惟該等變動對本集團權益的其他部分並無重大影響。

百萬美元	2008 增加／(減少)(基點)	2008 對母公司權益持有人應佔溢利及保留溢利的影響	2007 增加／(減少)(基點)	2007 對母公司權益持有人應佔溢利及保留溢利的影響
利率				
－美元	50	(4.8)	(300)	16.6
－印尼盾	(300)	0.4	(50)	0.6
－披索	(300)	5.1	100	(0.2)

41. 比較數字

如財務報表附註2(B)所述，由於本年內本集團採納香港（國際財務報告詮釋委員會）－詮釋第12號，故已修訂若干項目及結餘的會計處理及呈列，以符合相關變更。年內，本集團亦將種植園公平價值變動自分類為銷售成本改為其他營運開支／收入，以更妥善反映相關項目的非營運性質。因此，已重新分類及重列若干比較數字，以符合本年度的呈列及會計處理。此外，比較損益計算表已重新呈列，假設本年度內一項已終止的業務於比較年度之年初已被終止（附註8）。

42. 財務報表批准

財務報表已於二零零九年三月二十五日獲董事會批准，並授權發佈。

主要投資摘要

Philippine Long Distance Telephone Company

PLDT (PSE：TEL；NYSE：PHI)是一家於菲律賓具市場領導地位之電訊服務供應商，其普通股於菲律賓證券交易所上市，並以美國預託證 券方式在紐約證券交易所上市。PLDT為菲律賓上市公司中市值最大的企業之一。PLDT透過三大業務部門提供全面的電訊服務，包括無線（主要透過其全資擁有附屬公司Smart Communications, Inc.）、固線（主要透過PLDT）以及資訊及通訊科技（主要透過其全資擁有附屬公司ePLDT）。PLDT已於菲律賓建立覆蓋最廣之光纖骨幹、流動電話、固線電話及人造衛星網絡。

類別	:	電訊
註冊成立／經營地點	:	菲律賓
已發行股份數量	:	一億八千七百五十萬
所持已發行股份性質	:	每股面值5披索之普通股
經濟權益	:	26.4%

有關PLDT的進一步資料可瀏覽www.pldt.com

Metro Pacific Investments Corporation

MPIC (PSE：MPI)是以菲律賓為基地並於當地上市的投資及管理公司，持有基建、公用事業及健康護理企業之權益。

類別	:	基建、公用事業及健康護理
註冊成立／經營地點	:	菲律賓
已發行股份數量	:	七十億
所持已發行股份性質	:	每股面值1披索的普通股
經濟權益	:	97.3%

有關MPIC的進一步資料可瀏覽www.mpic.com.ph

PT Indofood Sukses Makmur Tbk

Indofood (IDX：INDF)為一家從事食品生產、加工、推廣及分銷的「全面食品方案」公司。以雅加達為基地，並於印尼證券交易所上市。Indofood透過四項互補策略性業務集團於印尼提供及分銷眾多類別的食品：品牌消費品(麵食、乳製品、食品調味料、零食以及營養及 特別食品)、Bogasar(i 麵粉及意大利麵食)、農業業務(油棕櫚樹、橡膠樹、甘蔗、可可豆及茶葉種植園、食油、植物牛油及起酥油)及分 銷。以產量計算，Indofood為全球最大即食麵製造商之一，以面積計算則為全球最大種植園公司之一，其亦為印尼最大磨粉商。以單一地 點產能計算，Indofood於雅加達的磨粉廠為全球最大磨粉廠之一。Indofood於印尼擁有龐大分銷網絡。

類別	:	消費性食品
註冊成立／經營地點	:	印尼
已發行股份數量	:	八十八億
所持已發行股份性質	:	每股面值100印尼盾之股份
經濟權益	:	50.1%

有關Indofood的進一步資料可瀏覽www.indofood.co.id

Philex Mining Corporation

Philex(PSE：PX)為一家菲律賓上市公司，從事勘探、開發及利用礦產資源之業務。

類別	:	天然資源
註冊成立／經營地點	:	菲律賓
已發行股份數量	:	三十九億
所持已發行股份性質	:	每股面值1披索之普通股
經濟權益	:	20.1%

有關Philex的進一步資料可瀏覽www.philexmining.com.ph

3. 本集團之未經審核簡略綜合財務報表

以下為本集團截至二零零九年六月三十日止六個月之未經審核簡略綜合財務報表及相關附註，乃摘錄自本公司截至二零零九年六月三十日止六個月之中期報告。

簡略綜合收益表

截至6月30日止6個月 *百萬美元*	*附註*	**(未經審核)** **2009**	 **2008** (經重列)[i]
營業額	2	1,809.1	2,044.8
銷售成本		(1,279.8)	(1,503.6)
毛利		529.3	541.2
減持投資及權益攤薄之收益		–	9.8
分銷成本		(137.8)	(165.7)
行政開支		(138.5)	(113.0)
其他經營收入淨額		96.9	81.2
借貸成本淨額	3	(110.7)	(60.6)
應佔聯營公司及合營公司溢利減虧損		114.1	113.6
除税前溢利	4	353.3	406.5
税項	5	(52.7)	(103.3)
期內持續業務溢利		300.6	303.2
期內一項已終止業務溢利	6	2.7	2.3
期內溢利		303.3	305.5
以下者應佔：			
母公司擁有人	7	164.3	156.8
少數股東權益		139.0	148.7
		303.3	305.5
普通股股息	8		
每股0.51美仙(2008年：0.38美仙)		16.5	12.3
母公司擁有人應佔每股盈利(美仙)	9		
基本			
－持續業務溢利		5.01	4.81
－一項已終止業務溢利		0.10	0.05
－期內溢利		5.11	4.86
攤薄			
－持續業務溢利		4.95	4.62
－一項已終止業務溢利		0.10	0.04
－期內溢利		5.05	4.66

(i) 參閱附註21

有關附註屬此簡略中期財務報表之一部份。

簡略綜合全面收益表

截至6月30日止6個月 *百萬美元*	（未經審核） 2009	2008
期內溢利	303.3	305.5
其他全面收入／(虧損)		
換算海外業務之匯兌差額	89.6	(35.5)
減持及攤薄於一間聯營公司之權益時已變現的匯兌儲備	–	(0.3)
可供出售資產之未變現收益／(虧損)	28.3	(5.6)
可供出售資產之已變現收益	–	(0.1)
現金流量對沖之已變現虧損	0.7	–
現金流量對沖之未變現虧損	(2.1)	(7.5)
與現金流量對沖有關之所得稅	0.1	–
應佔一間聯營公司資產之重估增值	5.0	–
期內除稅後之其他全面收入／(虧損)	121.6	(49.0)
期內全面收入總額	424.9	256.5
以下者應佔：		
母公司擁有人	214.0	94.5
少數股東權益	210.9	162.0
	424.9	256.5

有關附註屬此簡略中期財務報表之一部份。

簡略綜合財務狀況報表

百萬美元	附註	(未經審核) 2009年 6月30日 結算	(經審核) 2008年 12月31日 結算
非流動資產			
物業、廠房及設備	10	934.5	808.4
種植園		889.4	744.5
聯營公司及合營公司	11	1,184.8	1,202.3
商譽		718.5	675.6
其他無形資產	12	1,546.7	1,538.5
應收賬款、其他應收款項及預付款項		4.3	3.0
預付土地費用		160.7	153.2
可供出售資產		91.5	1.7
遞延税項資產		46.2	38.7
其他非流動資產		270.2	217.1
		5,846.8	5,383.0
流動資產			
現金及現金等值項目		616.5	625.9
抵押存款及受限制現金	13	30.8	12.0
可供出售資產		55.7	56.9
應收賬款、其他應收款項及預付款項	14	408.3	435.5
存貨		602.9	557.4
持作出售之資產		8.4	–
		1,722.6	1,687.7
分類為持作出售之出售組合資產	6	–	128.3
		1,722.6	1,816.0

百萬美元	附註	（未經審核） 2009年 6月30日 結算	（經審核） 2008年 12月31日 結算
流動負債			
應付賬款、其他應付款項及應計款項	15	631.5	667.4
短期債務		1,068.2	1,207.0
稅項準備		23.4	55.8
遞延負債及撥備之即期部份	16	81.6	39.4
		1,804.7	1,969.6
與分類為持作出售之資產直接有關的負債	6	–	106.1
		1,804.7	2,075.7
流動負債淨額		(82.1)	(259.7)
資產總值減流動負債		5,764.7	5,123.3
權益			
已發行股本		32.2	32.1
保留溢利		335.6	196.0
其他權益成分		959.2	902.0
母公司擁有人應佔權益		1,327.0	1,130.1
少數股東權益		1,410.1	1,245.1
權益總額		2,737.1	2,375.2
非流動負債			
長期債務		2,256.5	1,951.7
遞延負債及撥備	16	405.1	432.4
遞延稅項負債		366.0	364.0
		3,027.6	2,748.1
		5,764.7	5,123.3

有關附註屬此簡略中期財務報表之一部份。

承董事會命

彭澤仁
常務董事兼行政總監

二零零九年九月四日

簡略綜合權益變動表

百萬美元	母公司擁有人應佔權益										少數股東（未經審核）	
	已發行股本	股份溢價	已發行購股權	匯兑儲備	可供出售資產之未變現收益／（虧損）	現金流量對沖之未變現收益／（虧損）	與現金流量對沖有關之所得税	資本及其他儲備	保留溢利	總計	權益	權益總額
2008年1月1日結算	32.2	971.7	17.6	44.1	10.3	11.0	(3.7)	(2.3)	55.6	1,136.5	992.6	2,129.1
期內全面收入總額	–	–	–	(51.8)	(3.0)	(11.1)	3.6	–	156.8	94.5	162.0	256.5
行使購股權而發行之股份	0.1	2.4	(0.9)	–	–	–	–	–	–	1.6	–	1.6
購回及註銷股份	(0.1)	–	–	–	–	–	–	0.1	(4.3)	(4.3)	–	(4.3)
以權益支付購股權之安排	–	–	11.1	–	–	–	–	–	–	11.1	–	11.1
已付之2007年特別及末期股息	–	–	–	–	–	–	–	–	(32.9)	(32.9)	–	(32.9)
已宣佈派發予少數股東之股息	–	–	–	–	–	–	–	–	–	–	(19.2)	(19.2)
2008年6月30日結算	32.2	974.1	27.8	(7.7)	7.3	(0.1)	(0.1)	(2.2)	175.2	1,206.5	1,135.4	2,341.9
2009年1月1日結算	32.1	974.1	34.7	(116.0)	11.7	2.1	(0.2)	(4.4)	196.0	1,130.1	1,245.1	2,375.2
期內全面收入總額	–	–	–	16.5	29.4	(1.3)	0.1	5.0	164.3	214.0	210.9	424.9
行使購股權而發行之股份	0.1	1.2	(0.4)	–	–	–	–	–	–	0.9	–	0.9
以權益支付購股權之安排	–	–	6.8	–	–	–	–	–	–	6.8	–	6.8
已付之2008年末期股息	–	–	–	–	–	–	–	–	(24.7)	(24.7)	–	(24.7)
宣佈派發予及已支付少數股東之股息	–	–	–	–	–	–	–	–	–	–	(32.9)	(32.9)
收購少數股東權益	–	–	–	–	–	–	–	–	–	–	(6.6)	(6.6)
出售分類為持作出售之出售組合	–	–	–	–	–	–	–	(0.1)	–	(0.1)	(6.4)	(6.5)
2009年6月30日結算	32.2	975.3	41.1	(99.5)	41.1	0.8	(0.1)	0.5	335.6	1,327.0	1,410.1	2,737.1

有關附註屬此簡略中期財務報表之一部份。

簡略綜合現金流量表

截至6月30日止6個月 *百萬美元*	*附註*	（未經審核） **2009**	 **2008** （經重列）[i]
除稅前溢利			
來自持續業務		353.3	406.5
來自一項已終止業務		1.7	2.8
就下列各項調整：			
利息開支	3	123.3	79.4
其他無形資產之攤銷	4	44.1	–
折舊	4	40.8	42.2
以權益支付購股權之開支		5.7	11.1
確認之預付土地費用	4	2.8	3.2
應佔聯營公司及合營公司溢利減虧損		(114.1)	(113.6)
種植園公平價值變動之收益	4	(53.8)	(69.8)
匯兑及衍生工具（收益）／虧損淨額	4	(32.0)	1.1
其他非流動資產增加		(30.5)	(14.1)
利息收入	3	(12.6)	(18.8)
應收賬款、其他應收款項及預付款項（非流動）增加		(1.1)	(0.1)
出售物業、廠房及設備之收益	4	(0.3)	(0.5)
減持及攤薄於一間聯營公司權益之收益	4	–	(9.8)
其他		7.2	5.5
		334.5	325.1
營運資金增加[ii]		(141.1)	(153.7)
營運產生之現金淨額		193.4	171.4
已收利息		9.0	17.2
已付利息		(110.1)	(88.2)
已付税款		(100.9)	(79.1)
經營活動之現金（開支）／收入淨額		(8.6)	21.3

截至6月30日止6個月 百萬美元	附註	(未經審核) 2009	 2008 (經重列)[(i)]
自聯營公司收取之股息		127.3	140.1
出售物業、廠房及設備所得款項		1.4	3.9
購買物業、廠房及設備		(111.6)	(55.8)
購買可供出售資產		(59.3)	(36.1)
於其他無形資產之投資		(43.7)	–
於種植園之投資		(32.6)	(38.2)
於聯營公司之投資		(15.5)	(11.8)
增加附屬公司之投資		(8.1)	–
聯營公司(墊款)／還款淨額		(0.1)	1.9
出售可供出售資產所得款項		–	7.2
借予一間合營公司之貸款淨額		–	(19.0)
收購一間附屬公司之按金		–	(4.1)
投資活動之現金開支淨額		(142.2)	(11.9)
借入貸款淨額		187.4	200.6
行使購股權所得款項		0.9	1.6
原到期日超過三個月之定期存款增加		(61.3)	–
支付予股東之股息		(24.7)	(32.9)
受限制現金增加		(18.8)	–
附屬公司支付予少數股東之股息		(14.2)	–
一間附屬公司之股份發行開支		(0.3)	–
購回股份		–	(4.3)
融資活動之現金收入淨額		69.0	165.0
現金及現金等值項目淨額之(減少)／增加		(81.8)	174.4
1月1日之現金及現金等值項目		625.9	600.8
匯兑折算		11.1	4.7
6月30日之現金及現金等值項目		555.2	779.9
代表：			
現金及現金等值項目		616.5	779.9
減原到期日超過三個月之定期存款		(61.3)	–
6月30日之現金及現金等值項目		555.2	779.9

(i) 參考附註21

(ii) 營運資金變動不包括因收購及出售附屬公司而導致之變動

有關附註屬此簡略中期財務報表之一部份。

簡略中期財務報表附註

1. 編製基準及新訂及經修訂的香港財務報告準則之影響

(A) 編製基準

簡略中期財務報表乃遵照香港會計師公會所頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司(香港聯交所)證券上市規則(上市規則)之披露規定而編製。簡略中期財務報表編制基準與本集團二零零八年經審核財務報表所採納之會計政策貫徹一致。

(B) 新訂及經修訂的香港財務報告準則之影響

由於香港會計師公會頒佈下列新增及經修訂香港財務報告準則(包括所有香港財務報告準則、香港會計準則及詮釋),故香港公認會計準則於二零零九年出現若干變動:

香港會計準則第1號(經修訂)	「財務報表的呈報」(i)
香港會計準則第23號(經修訂)	「借貸成本」(i)
香港會計準則第32號及香港會計準則第1號修訂	「可認沽金融工具及清盤時所產生之責任」(i)
香港會計準則第39號修訂	「合資格對沖項目」(ii)
香港會計準則第1號及香港會計準則第27號修訂	「於附屬公司、共同控制實體或聯營公司投資的成本」(i)
香港財務報告準則第2號修訂	「基於股權的支付－可行使條件及撤銷」(i)
香港財務報告準則第7號修訂	「金融工具:披露」(i)
香港財務報告準則第8號	「經營分部」(i)
香港(國際財務報告詮釋委員會)－詮釋第9號及香港會計準則第39號修訂	「重估內含衍生工具」(iii)
香港(國際財務報告詮釋委員會)－詮釋第13號	「客戶忠誠計劃」(iv)
香港(國際財務報告詮釋委員會)－詮釋第15號	「房地產建築協議」(i)
香港(國際財務報告詮釋委員會)－詮釋第16號	「對沖海外業務淨投資」(v)
香港財務報告準則年度改進項目	「香港財務報告準則改進項目」(vi) 「二零零九年香港財務報告準則改進項目」(vii)

(i) 於二零零九年一月一日或之後開始之年度期間生效
(ii) 於二零零九年七月一日或之後開始之年度期間生效
(iii) 於截至二零零九年六月三十日或之後結束之年度期間生效
(iv) 於二零零八年七月一日或之後開始之年度期間生效
(v) 於二零零八年十月一日或之後開始之年度期間生效
(vi) 除香港財務報告準則另有指明外,普遍於二零零九年一月一日或之後開始之年度期間生效
(vii) 除香港財務報告準則另有指明外,普遍於二零一零年一月一日或之後開始之年度期間生效

採納上述公告對截至二零零九年六月三十日及二零零八年六月三十日止期間母公司擁有人應佔溢利及截至二零零九年六月三十日及二零零八年十二月三十一日止期間母公司擁有人應佔權益均無影響,惟僅對財務報表呈報方法及披露產生若干變動。

2. 營業額及分部資料

截至6月30日止6個月 *百萬美元*	**2009**	**2008** (經重列)
營業額		
出售貨品	1,624.3	2,003.8
提供服務	184.8	41.0
總計	1,809.1	2,044.8

營運分部是本集團賺取收入及產生開支(包括與本集團其他部分之任何交易有關之收入及開支)之商業活動之組成部分。營運分部之經營業績由本集團主要營運決策人定期審閱以對分部作資源分配及評估其表現作出決定,並可獲提供個別財務資料。

董事會將業務按產品或服務與地區層面考慮。就產品或服務層面而言,本集團業務權益分為四個主要部份:電訊、基建、消費性食品及天然資源。以地區層面而言,董事會以本集團分別位於菲律賓及印尼的經營業務作考慮。本集團的主要投資之詳情載於第150頁及第151頁。

董事會以量度所賺取經常性溢利作為對經營分部表現之評估基準。此量度基準乃量度母公司權益擁有人應佔溢利,當中不包括匯兑及衍生工具收益/虧損、種植園公平價值變動收益/虧損及非經常性項目之影響。非經常性項目為若干由於發生次數或金額大小關係而不被視為經常性的營運項目之項目。

截至二零零九年及二零零八年六月三十日止六個月及於二零零九年六月三十日及二零零八年十二月三十一日,本集團可申報業務之收入、業績、資產總額、負債總額及其他資料如下:

按主要業務活動－2009

截至6月30日止6個月／6月30日結算 *百萬美元*	菲律賓 電訊	菲律賓 基建	菲律賓 天然資源	印尼 消費性食品	總公司	2009 總計
收入						
營業額	–	156.2	–	1,652.9	–	1,809.1
業績						
經常性溢利	102.9	14.6	2.1	31.8	(23.9)	127.5
資產及負債						
聯營公司及合營公司	1,007.0	54.9	116.1	3.1	3.7	1,184.8
其他資產	–	1,765.2	–	4,450.1	169.3	6,384.6
資產總額	1,007.0	1,820.1	116.1	4,453.2	173.0	7,569.4
債務	–	672.3	–	1,872.0	780.4	3,324.7
其他負債	–	534.8	–	876.7	96.1	1,507.6
負債總額	–	1,207.1	–	2,748.7	876.5	4,832.3
其他資料						
折舊及攤銷	–	(37.3)	–	(47.4)	(0.2)	(84.9)
利息收入	–	5.4	–	6.4	0.8	12.6
利息開支	–	(38.9)	–	(72.0)	(12.4)	(123.3)
應佔聯營公司及合營公司溢利減虧損	107.1	3.1	3.9	–	–	114.1
稅項	–	23.2	–	(69.5)	(6.4)	(52.7)
非流動資產之增加（金融工具及遞延稅項資產除外）	–	53.5	–	186.8	–	240.3

按主要業務活動－2008

截至6月30日止6個月／12月31日結算 百萬美元	菲律賓 電訊	菲律賓 基建	菲律賓 天然資源	印尼 消費性食品	總公司	2008 (經重列) 總計
收入						
營業額	–	–	–	2,044.8	–	2,044.8
業績						
經常性溢利	106.9	1.1	–	50.6	(32.1)	126.5
資產及負債						
聯營公司及合營公司	1,040.5	48.0	95.1	15.4	3.3	1,202.3
其他資產	–	1,940.6	–	4,039.9	16.2	5,996.7
資產總額	1,040.5	1,988.6	95.1	4,055.3	19.5	7,199.0
債務	–	677.7	–	1,696.6	784.4	3,158.7
其他負債	–	745.0	–	862.7	57.4	1,665.1
負債總額	–	1,422.7	–	2,559.3	841.8	4,823.8
其他資料						
折舊及攤銷	–	(0.5)	–	(41.4)	(0.3)	(42.2)
利息收入	–	4.6	–	8.0	6.2	18.8
利息開支	–	(4.6)	–	(54.8)	(20.0)	(79.4)
應佔聯營公司及合營公司溢利減虧損	117.8	(3.9)	–	(0.3)	–	113.6
税項	–	3.1	–	(101.3)	(5.1)	(103.3)
非流動資產之增加（金融工具及遞延税項資產除外）	–	1.0	–	108.7	–	109.7

綜合收益表所示除税前溢利與經常性溢利兩者之對賬如下。

截至6月30日止6個月 百萬美元	2009	2008 (經重列)
除税前溢利		
－持續經營業務	353.3	406.5
－一項已終止經營業務	1.7	2.8
不包括：		
－滙兑及衍生工具（收益）／虧損*（附註7）*	(23.2)	2.4
－種植園公平價值變動之收益*（附註4）*	(53.8)	(69.8)
－非經常性項目	(14.9)	(17.5)
扣除應計税項及少數股東權益	(135.6)	(197.9)
經常性溢利	127.5	126.5

3. 借貸成本淨額

截至6月30日止6個月 *百萬美元*	**2009**	**2008** (經重列)
銀行貸款及其他貸款		
－須於5年內全數償還	99.2	76.8
－毋須於5年內全數償還	24.3	2.6
減被資本化於其他無形資產中之借貸成本	(0.2)	–
借貸成本總額	123.3	79.4
減利息收入	(12.6)	(18.8)
借貸成本淨額	110.7	60.6

4. 除税前溢利

截至6月30日止6個月 *百萬美元*	**2009**	**2008**
除税前溢利已(扣除)／計入(i)		
出售存貨成本	(750.8)	(1,212.6)
僱員薪酬	(182.7)	(182.0)
提供服務成本	(94.1)	(19.7)
其他無形資產之攤銷	(44.1)	–
折舊*(附註10)*	(40.8)	(42.2)
應收賬款之減值虧損(ii)	(3.9)	(4.6)
確認之預付土地費用	(2.8)	(3.2)
種植園公平價值變動之收益	53.8	69.8
匯兑及衍生工具收益／(虧損)淨額*(附註7)*	32.0	(1.1)
出售物業、廠房及設備之收益	0.3	0.5
減持及攤薄於一間聯營公司權益之收益	–	9.8
出售可供出售資產之已變現收益	–	0.1

(i) 包括一項已終止業務(扣除)／計入的款項
(ii) 計入分銷成本內

5. 税項

由於本集團期內於香港並無估計應課税溢利(二零零八年：無)，故並無就香港利得税作出撥備(二零零八年：無)。香港以外地區應課税溢利之税項則按本公司的附屬公司於各營業國家之適用税率撥備。

截至6月30日止6個月 *百萬美元*	**2009**	**2008** (經重列)
附屬公司－海外		
本期税項	61.0	87.6
遞延税項	(8.3)	15.7
總計	52.7	103.3

包括於應佔聯營公司及合營公司溢利減虧損之稅項為四千五百五十萬美元（二零零八年：七千七百一十萬美元），其分析如下。

截至6月30日止6個月 *百萬美元*	**2009**	**2008**
聯營公司及合營公司－海外		
本期稅項	42.2	46.5
遞延稅項	3.3	30.6
總計	45.5	77.1

6. 一項已終止業務

MPIC的董事經過一輪就有關MPIC專注經營核心基建業務的策略回顧後，於二零零八年年底決定減持由MPIC經營的地產業務Landco Pacific Corporation (Landco)之部份權益。於二零零八年十二月三十一日，本集團於Landco之投資被分類為持作出售之出售組合。於二零零九年六月，MPIC以二億零三百萬披索（四百二十萬美元）出售於Landco之17.0%權益，因此將其於Landco之權益由51.0%減少至34.0%。經是項交易後，本集團於Landco餘下之34.0%權益被分類為持作出售之非流動資產。

7. 母公司擁有人應佔溢利

母公司擁有人應佔溢利包括有關折算本集團未對冲外幣債務及應付款項匯兑差額及衍生工具公平價值變動的匯兑及衍生工具收益淨額三百三十萬美元（二零零八年：虧損四百八十萬美元）、種植園公平價值變動之收益八百四十萬美元（二零零八年：一千二百七十萬美元）及非經常性收益淨額二千五百一十萬美元（二零零八年：二千二百四十萬美元）。

匯兑及衍生工具收益／（虧損）分析

截至6月30日止6個月 *百萬美元*	**2009**	**2008**
匯兑及衍生工具收益／（虧損）		
－附屬公司*（附註4）*	32.0	(1.1)
－聯營公司及合營公司	(8.8)	(1.3)
小計	23.2	(2.4)
稅項及少數股東權益應佔部份	(19.9)	(2.4)
總計	3.3	(4.8)

二零零九年非經常性收益二千五百一十萬美元主要為Maynilad與監管機構就新水費達成決議後為遞延收入撥備所作之撥回。二零零八年非經常性收益二千二百四十萬美元主要包括減持及攤薄本集團於PLDT的權益之收益九百八十萬美元。

8. 普通股股息

於二零零九年九月四日舉行的會議上，董事宣佈派發中期現金股息每股普通股0.51美仙（二零零八年：0.38美仙）。

9. 母公司擁有人應佔每股盈利

每股基本盈利乃按期內母公司擁有人應佔溢利一億六千四百三十萬美元(二零零八年：一億五千六百八十萬美元)及期內已發行普通股加權平均數三十二億一千四百三十萬股(二零零八年：三十二億二千六百四十萬股)計算。

每股攤薄盈利乃按：(i)期內母公司擁有人應佔溢利一億六千四百三十萬美元(二零零八年：一億五千六百八十萬美元)減少(a)十萬美元(二零零八年：十萬美元)有關行使聯營公司所授出的購股權及(b)無(二零零八年：三百四十萬美元)有關轉換前合營公司DMWC(其自二零零八年七月起成為附屬公司)所發行可換股票據之攤薄影響；及(ii)期內已發行普通股加權平均數三十二億一千四百三十萬股(二零零八年：三十二億二千六百四十萬股)(即相等於用於計算每股基本盈利的股份基礎)，加上假設期內本公司之所有購股權被視為已獲行使而按零代價發行普通股之加權平均數三千七百六十萬股(二零零八年：五千九百九十萬股)股份基礎計算。

由於悉數轉換MPIC之購股權具有對期內每股基本盈利產生反攤薄之影響，即實際使每股盈利金額增加，故此，其影響並無被用作計算每股攤薄盈利。

10. 物業、廠房及設備

物業、廠房及設備之變動載列如下。

百萬美元	**2009**	**2008**
1月1日結算	808.4	784.1
匯兑折算	56.3	15.8
添置	111.6	55.8
折舊 *(附註4)*	(40.8)	(42.2)
出售	(1.0)	(3.4)
6月30日結算	934.5	810.1

11. 聯營公司及合營公司

百萬美元	**2009年 6月30日 結算**	**2008年 12月31日 結算**
PLDT	1,007.0	1,040.5
Philex	116.1	95.1
MPIC	54.9	48.0
其他	6.8	18.7
總計	1,184.8	1,202.3

12. 其他無形資產

百萬美元	2009年 6月30日 結算	2008年 12月31日 結算
供水特許權資產	840.3	837.9
收費公路特許權資產	345.4	354.6
品牌	361.0	346.0
總計	1,546.7	1,538.5

供水特許權資產指Maynilad所持有由Metropolitan Waterworks and Sewerage System (MWSS)代表菲律賓政府授出的獨家特許權以供其於特許權期間在大馬尼拉市西部地區提供用水及污水處理服務。收費公路特許權資產指Manila North Tollways Corporation (MNTC)持有的特許權以供其於特許權期間在馬尼拉北高速公路(亦被稱為北呂宋高速公路(NLEX))作融資、設計、興建、經營及維修收費道路、收費設施及其他產生道路收費有關及與道路收費無關的設施的權利、權益及特權。品牌指PT Indolakto持有各種有關乳類製品的品牌。

13. 抵押存款及受限制現金

於二零零九年六月三十日，本集團擁有抵押存款一千二百萬美元(二零零八年十二月三十一日：一千二百萬美元)及用途受限制之現金一千八百八十萬美元(二零零八年十二月三十一日：無)。

14. 應收賬款、其他應收款項及預付款項

應收賬款、其他應收款項及預付款項包括二億五千九百五十萬美元(二零零八年十二月三十一日：二億五千八百一十萬美元)之應收貿易賬款，其賬齡分析如下。

百萬美元	2009年 6月30日 結算	2008年 12月31日 結算
0至30日	209.8	204.3
31至60日	10.0	12.0
61至90日	5.7	6.7
超過90日	34.0	35.1
總計	259.5	258.1

Indofood給予出口顧客60日付款期及本地顧客平均30日付款期。MPIC (a)給予用水客戶60日付款期，(b)透過聯營公司Tollways Management Corporation (TMC)以現金、使用者預付、可增值電子收費設備及信貸卡付款安排方式收取過路費。

15. 應付賬款、其他應付款項及應計款項

應付賬款、其他應付款項及應計款項包括一億九千五百三十萬美元（二零零八年十二月三十一日：二億三千三百四十萬美元）之應付貿易賬款，其賬齡分析如下。

百萬美元	2009年6月30日結算	2008年12月31日結算
0至30日	163.9	220.7
31至60日	5.8	8.5
61至90日	1.0	2.6
超過90日	24.6	1.6
總計	195.3	233.4

16. 遞延負債及撥備

百萬美元	長期負債	退休金	其他	2009總計	2008總計
1月1日結算	259.7	137.7	74.4	471.8	197.9
匯兑折算	(2.4)	9.7	(0.7)	6.6	3.2
增加	55.0	16.3	4.3	75.6	21.9
付款及動用	(47.5)	(4.9)	(14.9)	(67.3)	(0.7)
6月30日結算	264.8	158.8	63.1	486.7	222.3
按以下方式呈列：					
即期部份	64.2	–	17.4	81.6	17.3
非即期部份	200.6	158.8	45.7	405.1	205.0
總計	264.8	158.8	63.1	486.7	222.3

長期負債主要為Maynilad應付予MWSS的特許權費及遞延收入（指將退還予客戶的匯兑收益及其他應付款項以及重新折算Maynilad應付的以外幣計值部份之特許權費及貸款產生之匯兑差額）及Indofood就物業、廠房及設備計入拆卸、遷移或修復之應計負債。

退休金為有關退休計劃及長期服務金的應計負債。

其他主要與MNTC就增值税所作之撥備及重組撥備有關。重組撥備與本集團重組PLDT股權架構有關。重組撥備金額乃根據預計完成重組所需交易成本作出估計。估計基準將會持續檢討，並於適當時修訂。

17. 承擔及或有負債

(A) 資本開支

百萬美元	2009年 6月30日 結算	2008年 12月31日 結算
有關附屬公司之承擔：		
已批准但未簽約	207.8	548.2
已簽約但未計提	171.7	6.3
總計	379.5	554.5

本集團之資本開支承擔主要與Indofood購買物業、廠房及設備、於種植園的投資，以及Maynillad及MNTC建設水務及收費公路基建有關。

(B) 或有負債

於二零零九年六月三十日，除Indofood就若干種植園農戶為其生產及向其銷售鮮果實串之安排所獲之信貸而為該等農戶提供之擔保的五千六百九十萬美元(二零零八年十二月三十一日：五千三百七十萬美元)外，本集團或本公司均沒有任何重大或有負債(二零零八年十二月三十一日：無)。

18. 購股權

於二零零九年六月三十日本公司及其附屬公司授予本公司及其附屬公司董事及高級行政人員之購股權詳情如下。

(A) 本公司之購股權計劃細節

	於2009年1月1日所持購股權	期內授出之購股權	期內行使之購股權	於2009年6月30日所持購股權	購股權行使價 *(港元)*	於授出日期之市價 *(港元)*	行使期間之市價 *(港元)*	授出日期	最後賦予權利日期	行使開始自	行使期結束
執行董事											
彭澤仁	31,800,000	-	-	31,800,000	1.76	1.76	-	2004年6月1日	2008年12月	2005年6月	2014年5月
	30,200,000	-	-	30,200,000	5.33	5.33	-	2007年9月5日	2012年9月	2008年9月	2017年9月
唐勵治	3,560,000	-	(3,560,000)	-	1.76	1.76	3.77	2004年6月1日	2008年12月	2005年6月	2014年5月
	18,200,000	-	-	18,200,000	5.33	5.33	-	2007年9月5日	2012年9月	2008年9月	2017年9月
黎高臣	14,000,000	-	-	14,000,000	1.76	1.76	-	2004年6月1日	2008年12月	2005年6月	2014年5月
	15,500,000	-	-	15,500,000	5.33	5.33	-	2007年9月5日	2012年9月	2008年9月	2017年9月
非執行董事											
Albert F.del Rosario大使	2,840,000	-	-	2,840,000	1.76	1.76	-	2004年6月1日	2005年6月	2005年6月	2014年5月
	3,160,000	-	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
謝宗宣	2,840,000	-	-	2,840,000	1.76	1.76	-	2004年6月1日	2005年6月	2005年6月	2014年5月
	3,160,000	-	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
獨立非執行董事											
Graham L. Pickles	3,160,000	-	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
陳坤耀教授*金紫荊星章*，*CBE*，*太平紳士*	1,340,000	-	-	1,340,000	1.76	1.76	-	2004年6月1日	2005年6月	2005年6月	2014年5月
	3,160,000	-	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
鄧永鏘爵士*KBE*	3,160,000	-	-	3,160,000	5.33	5.33	-	2007年9月5日	2008年9月	2008年9月	2017年9月
高級行政人員	29,032,000	-	-	29,032,000	1.76	1.76	-	2004年6月1日	2008年12月	2005年6月	2014年5月
	4,500,000	-	-	4,500,000	3.275	3.25	-	2006年6月7日	2010年12月	2007年6月	2016年6月
	42,220,000	-	-	42,220,000	5.33	5.33	-	2007年9月5日	2012年9月	2008年9月	2017年9月
總計	211,832,000	-	(3,560,000)	208,272,000							

有關本公司購股權計劃之其他資料已載於本公司二零零八年年報第147頁及148頁。

(B) MPIC之購股權計劃細節

	於2009年1月1日所持購股權	期內授出之購股權	期內行使之購股權	於2009年6月30日所持購股權	購股權行使價 *(披索)*	於授出日期之市價 *(披索)*	行使期間之市價 *(披索)*	授出日期	最後賦予權利日期	行使開始自	行使期結束
執行董事											
彭澤仁	7,500,000	-	-	7,500,000	2.12	2.10	-	2008年12月9日	2010年1月	2009年1月	2013年1月
	-	7,500,000	-	7,500,000	2.73	2.65	-	2009年3月10日	2010年3月	2009年3月	2013年3月
唐勵治	5,000,000	-	-	5,000,000	2.12	2.10	-	2008年12月9日	2010年1月	2009年1月	2013年1月
	-	5,000,000	-	5,000,000	2.73	2.65	-	2009年3月10日	2010年3月	2009年3月	2013年3月
Albert F.del Rosario大使	2,500,000	-	-	2,500,000	2.12	2.10	-	2008年12月9日	2010年1月	2009年1月	2013年1月
	-	2,500,000	-	2,500,000	2.73	2.65	-	2009年3月10日	2010年3月	2009年3月	2013年3月
高級行政人員	46,000,000	-	(2,250,000)	43,750,000	2.12	2.10	5.60	2008年12月9日	2010年1月	2009年1月	2013年1月
	-	47,925,245	(1,250,000)	46,675,245	2.73	2.65	5.60	2009年3月10日	2010年3月	2009年3月	2013年3月
總計	61,000,000	62,925,245	(3,500,000)	120,425,245							

於二零零七年六月一日舉行之股東週年大會上，本公司股東批准一項購股權計劃，據此，MPIC董事可於確認合資格行政人員身份後酌情邀請MPIC之行政人員接受MPIC的購股權以獲得MPIC之擁有權權益，以作為長期受僱之鼓勵。該計劃隨後經MPIC股東批准，並於二零零七年六月十四日起生效，有效期為十年。

根據該計劃所授出的購股權相應股份數目，最高不能超過MPIC於二零零七年六月一日(即MPIC購股權計劃於二零零七年六月一日舉行之股東大會上獲本公司股東批准當日)已發行股本10%。於任何十二個月期間內向任何一名合資格參與者(不論是否已為購股權持有人)授出及將予授出的購股權倘獲行使時可能發行之股份總數，不得超過有關時間已發行股份數目的1%。

根據該計劃授出的每份購股權行使價將由MPIC董事以絕對權釐定，惟於任何情況下不能低於以下之最高者：(i)一或多手MPIC股份於有關購股權授出日期在菲律賓證券交易所之收市價；(ii)一或多手MPIC股份於緊接有關購股權授出日期前五個營業日在菲律賓證券交易所(MPIC之股份在此作交易)之平均收市價；或(iii) MPIC股份的面值。

於二零零八年十二月九日，61,000,000份購股權已根據MPIC計劃授出。按Black-Scholes期權定價模式計算之已授出購股權之平均公平價值為0.37披索或所有授出之購股權總價值為二千二百八十萬披索（五十萬美元）。所採用的假設如下：

於授出日期之股份價格	2.10披索
行使價	2.12披索
預計波幅（根據相當於所授出購股權平均預計年期之MPIC股份歷史波幅）	76%
購股權年期	4年
無風險平均利率（根據菲律賓政府零息債券）	每年6.26%

於二零零九年三月十日，62,925,245份購股權已根據MPIC計劃授出。按Black-Scholes期權定價模式計算之已授出購股權之平均公平價值為0.51披索或所有授出之購股權總價值為三千一百八十萬披索（七十萬美元）。所採用的假設如下：

於授出日期之股份價格	2.65披索
行使價	2.73披索
預計波幅（根據相當於所授出購股權平均預計年期之MPIC股份歷史波幅）	64%
購股權年期	4年
無風險平均利率（根據菲律賓政府零息債券）	每年4.53%

為釐定根據MPIC計劃授出之購股權估計價值所用之Black-Scholes期權定價模式須計入極度主觀假設，包括預期股價波幅。主觀計入假設之變動可能對所授出購股權之估計價值產生重大影響。

本集團有關已授出購股權之會計政策詳情載於本公司二零零八年年報第103頁及第104頁所載之本公司二零零八年經審核財務報表附註2(D)(r)(III)。

於二零零九年二月二十日舉行之MPIC股東特別大會，MPIC股東批准修訂MPIC的購股權計劃，其中包括(i)計入MPIC新增股本或已獲股東批准、已執行、正在執行或日後可能批准或執行之資本架構其他變動而更新可能授出之MPIC購股權數目；及(ii)於MPIC購股權計劃載入MPIC須遵循適用於MPIC母公司之相關企業規定及規例。該等修訂隨後於二零零九年六月三日舉行之股東週年大會上獲本公司股東批准。

19. 有關連人士交易

本集團於期內進行之主要有關連人士交易披露如下：

(A) 於二零零九年六月，MPIC與AB Holdings Corporation (ABHC)、Alfred Xerex-Burgos, Jr. (AXB)(共同為Landco之49.0%股東)及Landco訂立一份買賣協議，據此，MPIC以代價二億零三百萬披索(約四百二十萬美元)向ABHC出售一百三十萬股Landco普通股(相當於Landco17.0%之權益)。此交易亦構成上市規則第14A章所界定之關連交易。

(B) 本公司之全資擁有附屬公司Asia Link B.V. (ALBV)與PLDT之全資擁有附屬公司Smart Communication, Inc. (Smart)訂立一份技術支援協議，據此，自二零零八年二月二十三日起ALBV向Smart提供一項為期四年之技術支援服務以及協助流動電話電訊服務的營運及維修服務，此協議可在雙方同意下再續期。該協議規定支付之技術服務收費以相當於Smart綜合收入淨額之1%(二零零八年：1%)支付。

於截止二零零九年六月三十日止期間內，此項安排之費用為三億二千二百萬披索(六百七十萬美元)(二零零八年六月三十日：三億零三百萬披索或七百二十萬美元)。於二零零九年六月三十日，應付技術服務費之尚餘數額為二億一千四百萬披索(四百五十萬美元)(二零零八年十二月三十一日：預付技術服務費之尚餘數額八百萬披索或二十萬美元)。

(C) 於日常商業運作中，Indofood與若干聯營公司、合營公司及聯號公司進行貿易交易。此等交易主要與三林家族有關，均是透過直接及／或共同擁有股份權益及共同管理。林逢生先生為本公司之主席及大股東，亦為Indofood之總裁董事兼行政總監。

所有與有關連人士進行的重大交易(不論該等交易是否按與非有關連人士所進行之交易者相若之條款及條件進行)披露如下：

交易性質

截至6月30日止6個月 *百萬美元*	**2009**	**2008**
收益表項目		
出售製成品		
－予聯營公司及合營公司	14.0	12.7
－予聯號公司	25.1	28.1
購買原材料		
－自聯營公司及合營公司	19.4	22.9
－自聯號公司	5.7	5.5
管理及技術服務費收入及特許權收入		
－自聯營公司及合營公司	0.5	0.5
－自聯號公司	2.5	1.8
保險費用開支		
－予聯號公司	1.4	1.3
租金開支		
－予聯號公司	0.5	0.6
運輸及抽運服務開支		
－予聯號公司	0.2	0.2

Indofood約2%(二零零八年：2%)之銷售額及2%(二零零八年：2%)之採購額是與此等有關連公司交易的。

結餘性質

百萬美元	**2009年 6月30日 結算**	**2008年 12月31日 結算**
財務狀況報表項目		
應收賬款－貿易		
－自聯營公司及合營公司	4.5	2.6
－自聯號公司	11.8	13.3
應收賬款－非貿易		
－自聯營公司及合營公司	0.2	0.4
－自聯號公司	10.4	8.3
應付賬款－貿易		
－予聯營公司及合營公司	4.9	3.6
－予聯號公司	3.5	2.3
應付賬款－非貿易		
－予聯號公司	21.8	19.2

(D) 於截至二零零九年六月三十日止期間內，MPIC之附屬公司Maynilad與DMCI Holdings Inc. (DMCI) (一名持有Maynilad之母公司DMWC 44.6%權益之股東）訂立若干建築合約，據此，DMCI為Maynilad興建供水基建。於二零零九年三月二十三日，Maynilad (i)與DMCI之附屬公司D.M. Consunji, Inc. (Consunji)訂立一份框架協議，內容有關於二零零九年三月二十三日至二零一一年十二月三十一日期間Consunji向Maynilad提供工程、採購及／或建築服務及(ii)與DMCI之附屬公司DMCI Project Developers, Inc. (DMCIPD)訂立一份租賃協議，據此，DMCIPD於二零零九年二月一日至二零一二年一月三十一日期間，將於馬卡蒂市(Makati City)之若干物業租賃予Maynilad。該等有關連人士交易亦構成上市規則第14A章所界定之關連交易。

所有與DMCI集團進行的重大交易（不論該等交易是否按與非有關連人士所進行之交易者相若之條款及條件進行）披露如下：

交易性質

截至6月30日止6個月 *百萬美元*	**2009**	**2008**
收益表項目		
租金開支	0.1	–
資本開支項目		
所獲得之供水基建之建築服務	21.2	–

結餘性質

百萬美元	2009年 6月30日 結算	2008年 12月31日 結算
財務狀況報表項目		
應收賬款－貿易	5.4	–
應付賬款－貿易	0.1	3.0

(E) 於截至二零零九年六月三十日止期間，MPIC之附屬公司MNTC透過MPIC之聯營公司TMC收取道路收費。

所有與TMC進行的重大交易（不論該等交易是否按與非有關連人士所進行之交易者相若之條款及條件進行）披露如下：

交易性質

截至6月30日止6個月 百萬美元	2009	2008
收益表項目		
營運費用	14.3	–
管理費用	0.1	–
擔保收入	0.2	–
利息收入	0.2	–

結餘性質

百萬美元	2009年 6月30日 結算	2008年 12月31日 結算
財務狀況報表項目		
應收賬款－貿易	7.7	7.3
應付賬款－貿易	6.2	5.6

20. 結算日後事項

(A) 於二零零九年七月十日，LAWL Pte. Ltd (LAWL) 完成以二十億披索（約四千一百六十萬美元）認購MPIC所發行的七億九千一百一十萬股之新普通股，其使本集團於MPIC的經濟權益由約97.9%減少至約90.3%。預期本集團於是項交易中將錄得攤薄收益約一千萬美元。

(B) 於二零零九年七月十四日，PLDT的一間附屬公司Pilipino Telephone Corporation (Piltel)完成以總代價二百零一億披索（約四億一千八百八十萬美元）向First Philippine Utilities Corporation購入二億二千三百萬股Manila Electric Company (Meralco) 之普通股。

於二零零九年七月十七日（參考日期），MPIC分別與(a)PLDT的Beneficial Trust Fund (BTF)及(b)一間本公司的全資擁有附屬公司Crogan Limited (Crogan)及一間本公司之菲律賓聯屬公司Metro Pacific Holdings, Inc. (MPHI)訂立兩份獨立的初步協議（合約細則）（分別為BTF合約細則及MPHI合約細則）。BTF合約細則擬定MPIC將向BTF購入一億一千三百三十萬股Meralco之普通股（相當於Meralco約10.17%之權益），總代價為一百四十三億披索（約二億九千七百四十萬美元），其中部份將以BTF按每股3.5披索（0.073美元）的價格認購二十七億股MPIC之新普通股的現金款項所支付，總認購價為九十五億披索（約一億九千七百四十萬美元）。MPHI合約細則擬定MPIC將向Crogan購入三千一百一十萬股Meralco之普通股（相當於Meralco約2.79%之權益），總代價為三十九億披索（約八千一百六十萬美元），其中部份將以MPHI按每股3.5披索（0.073美元）的價格認購七億四千二百五十萬股MPIC之新普通股的現金款項所支付，總認購價為二十六億披索（約五千四百一十萬美元）。此外，根據MPHI合約細則，Crogan可選擇(a)將MPIC就購買Meralco之普通股而應付Crogan的餘下金額十三億披索（約二千七百五十萬美元）用於按每股3.5披索（0.073美元）的價格認購更多MPIC之普通股及(b)向MPHI轉讓其可收取上述出售Meralco之普通股予MPIC之總代價的權利。

於完成上述交易時，本集團於MPIC的經濟權益將由約90.3%減至73.0%或73.7%，並且本集團預期將錄得一項攤薄收益四千萬美元或四千二百萬美元，視乎Crogan會否如上文所述行使認購更多MPIC之普通股之權利而定。

此外，MPIC已於BTF合約細則內承諾，在其董事會認為在有利的市場情況下，MPIC將進行一項集資活動（「重新推出」其上市股份），以擴闊其現有投資者基礎，其將以公開發售或配售MPIC股份予獨立投資者方式實現，並引致向公眾股東發售最少為(a)MPIC全部經攤薄權益的15%及(b)按重新推出發行價進行估值而價值為一億美元之股份（以較低者為準）。MPIC同意其不會於參考日期起九十日期間內以少於每股3.5披索（0.073美元）的價格發行股份或其他證券，或者倘若MPIC重新推出之發行價少於3.5披索，MPIC將向BTF及MPHI補償BTF及MPHI就上述認購支付的總認購價與按重新推出之發行價計算該等股份價值的差額，差額將按重新推出之發行價發行額外MPIC之普通股之形式支付。

21. 比較數額

如簡略中期財務報表附註1(B)所述，由於期內採納香港會計準則第1號（經修訂）及香港財務報告準則第8號，故若干項目及結餘的呈列已按有關變更作出相應修訂。因此，已重新分類若干比較數字，以符合本期的會計呈列。此外，比較收益表已被重新列示，假設一項已終止的業務於比較期間初期經已被終止。

主要投資摘要

於二零零九年六月三十日

Philippine Long Distance Telephone Company

PLDT (PSE: TEL；NYSE: PHI)是一家於菲律賓具市場領導地位的電訊服務供應商，其普通股於菲律賓證券交易所上市，並以美國預託證券方式在紐約證券交易所上市。PLDT為菲律賓上市公司中市值最大的企業之一。PLDT透過三大業務部門提供全面的電訊服務，包括無線（主要透過其全資擁有附屬公司Smart Communications, Inc.）、固線（主要透過PLDT）以及資訊及通訊科技（主要透過其全資擁有附屬公司ePLDT）。PLDT已於菲律賓建立覆蓋最廣的光纖骨幹、流動電話、固線電話及人造衛星網絡。

類別	:	電訊
註冊成立／經營地點	:	菲律賓
已發行股份數量	:	一億八千六百八十萬
所持已發行股份性質	:	每股面值5披索之普通股
經濟權益	:	26.5%

有關PLDT的進一步資料可瀏覽www.pldt.com

Metro Pacific Investments Corporation

MPIC (PSE: MPI)是以菲律賓為基地並於當地上市的投資及管理公司，持有基建、公用事業及健康護理企業之權益。

類別	:	基建、公用事業及健康護理
註冊成立／經營地點	:	菲律賓
已發行股份數量	:	九十四億
所持已發行股份性質	:	每股面值1披索之普通股
經濟權益	:	97.9%

有關MPIC的進一步資料可瀏覽www.mpic.com.ph

PT Indofood Sukses Makmur Tbk

Indofood (IDX: INDF)為一家從事食品生產、加工、推廣及分銷的「全面食品方案」公司。Indofood以雅加達為基地，並於印尼證券交易所上市，其農業業務附屬公司Indofood Agri Resources Ltd及PT PP London Sumatra Indonesia Tbk於新加坡及印尼證券交易所上市。Indofood透過四項互補策略性業務集團於印尼提供及分銷眾多類別的食品：品牌消費品（麵食、乳製品、食品調味料、零食以及營養及特別食品）、Bogasari（麵粉及意大利麵食）、農業業務（油棕櫚樹、橡膠樹、甘蔗、可可豆及茶葉種植園、食油、植物牛油及起酥油）及分銷。以產量計算，Indofood為全球最大即食麵製造商之一，以面積計算則為全球最大種植園公司之一，其亦為印尼最大磨粉商。以單一地點產能計算，Indofood於雅加達的磨粉廠為全球最大磨粉廠之一。Indofood於印尼擁有龐大分銷網絡。

類別	:	消費性食品
註冊成立／經營地點	:	印尼
已發行股份數量	:	八十八億
所持已發行股份性質	:	每股面值100印尼盾之股份
經濟權益	:	50.1%

有關Indofood的進一步資料可瀏覽www.indofood.co.id

Philex Mining Corporation

Philex (PSE: PX) 為一家菲律賓上市公司，從事勘探、開發及利用礦產資源的業務。

類別	:	天然資源
註冊成立／經營地點	:	菲律賓
已發行股份數量	:	四十九億
所持已發行股份性質	:	每股面值1披索之普通股
經濟權益	:	23.1%

有關Philex的進一步資料可瀏覽www.philexmining.com.ph

4. 債務

於二零零九年九月三十日，本集團之未償還借貸約為34.075億美元(相等於約264.081億港元)，借貸包括有抵押銀行貸款15.738億美元(相等於約121.970億港元)、無抵押銀行貸款14.064億美元(相等於約108.996億港元)、有抵押其他貸款900,000美元(相等於約6.9百萬港元)及無抵押其他貸款4.264億美元(相等於約33.046億港元)。

有抵押銀行貸款以本集團之若干物業、廠房及設備、種植園、其他無形資產、預付土地費用、其他非流動資產、現金及現金等值項目及存貨，以及本集團於PLDT約20.9%權益、於Metro Pacific Investments Corporation約4.2%權益、於Philex Mining Corporation約20.0%權益、於Metro Pacific Tollways Corporation約99.8%權益、於DMCI-MPIC Water Company, Inc.約16.5%權益及於Maynilad Water Services, Inc.約9.9%權益作為抵押。

其他貸款包括無抵押債券3.708億美元(相等於約28.737億港元)(如下述)、無抵押信託收據貸款5.33千萬美元(相等於約4.131億港元)及其他。本集團於二零零九年九月三十日止持有之債券包括以下各項：

(a) 由PT Indofood Sukses Makmur Tbk(「Indofood」)發行之20,000億印尼盾(相等於約2.057億美元或15.942億港元)之印尼盾債券，附票息率為10.0%，每季付息，該等印尼盾債券於二零一二年五月到期；及

(b) 由Indofood發行之16,000億印尼盾(相等於約1.651億美元或12.795億港元)之印尼盾債券，附票息率為13.2%，每季付息，該等印尼盾債券於二零一四年六月到期。

於二零零九年九月三十日，除Indofood就若干種植園農戶為其生產及向其銷售鮮果實串之安排所獲之信貸而為該等農戶提供之擔保5.97千萬美元(相等於約4.627億港元)外，本集團沒有任何重大或有負債。

除上文所述者及集團內負債外，本集團於二零零九年九月三十日營業時間結束時並無任何未償還之已發行或同意將發行之借貸資本、銀行透支、貸款或其他類似債項、承兑負債或承兑信貸、債券、按揭、押記、融資租賃或租購承擔、擔保或其他或有負債。

由二零零九年九月三十日至最後可行日期，本集團未償還之債項及或有負債並無重大變動。

5. 營運資金

董事認為，經考慮來自建議供股之估計所得款項淨額以及本集團之內部資源及可動用之銀行備用額，在並無不可預見之情況下，本集團將有足夠營運資金可應付其由章程日期起計十二個月之目前所需。

6. 重大不利變動

於最後可行日期，董事並不知悉本集團自二零零八年十二月三十一日(即本集團最近期經審核財務報表之編製日期)起之財務或營運狀況有任何重大不利變動。

7. 本集團的一般業務趨向以及財政及經營前景

本集團之主要投資自二零零八年十二月三十一日以來有以下發展。

於二零零九年九月及十月，Metro Pacific Investments Corporation(「MPIC」)完成透過先舊後新股份安排，以公開發售之方式重新推出其股份，以籌集143億披索(約3億美元或23億港元)。公開發售使本集團於MPIC之應佔經濟權益由約90.2%攤薄至約61.5%。本集團預期可因公開發售MPIC股份而錄得攤薄收益約5千萬美元(相等於約3.875億港元)。

於二零零九年十月六日，MPIC完成收購Manila Electric Company(「Meralco」)約13%權益，有關作價為182億披索(約3.785億美元或29.334億港元)。由於部分作價乃透過發行新MPIC普通股支付，因此，本集團於MPIC之應佔經濟權益進一步攤薄至54.1%。本集團將會由發行MPIC普通股(作為收購Meralco約13%權益之部分作價)而錄得攤薄收益約1.4千萬美元(相等於約1.085億港元)。連同在公開市場上所收購Meralco約1.7%權益，MPIC於Meralco之實際權益合共約為14.7%。此外，於二零零九年七月，PLDT之附屬公司Pilipino Telephone Corporation收購Meralco約20%權益。

於二零零八年十一月二十八日收購Philex Mining Corporation(「Philex」)約20%權益後，本集團於二零零九年在公開市場上再收購Philex約11%權益，有關作價約為9.6千萬美元(相等於約7.44億港元)。

自二零零八年十二月三十一日以來，本集團於PLDT、MPIC、Indofood及Philex之上市投資的股份價值有所上升。

僅為說明的用途，以下列載於供股完成後，本集團於二零零九年六月三十日之未經審核備考經調整綜合有形負債淨額，當中假設供股已於二零零九年六月三十日發生。儘管在編製未經審核備考財務資料時已採取合理程度的謹慎，然而，股東閱讀有關資料時應注意，其本身可能須予調整，而基於其性質，可能未能真實反映本集團於供股後的財務狀況。

1. 本集團之未經審核備考經調整綜合有形負債淨額

緒言

本集團之未經審核備考經調整綜合有形負債淨額(「未經審核備考財務資料」)乃由本公司董事根據上市規則第4.29段而編製，以說明建議供股對本集團之綜合有形負債淨額的影響，當中假設供股已於二零零九年六月三十日發生。

本集團之未經審核備考財務資料乃根據本集團於二零零九年六月三十日之未經審核綜合資產淨值(乃摘錄自本章程附錄一所載本集團截至二零零九年六月三十日止六個月之已刊發中期報告)，並經納入附同之附註所述的未經審核備考調整後而編製。

未經審核備考財務資料僅為說明用途而編製，而基於其假設性質，可能未能真實反映本集團於供股後於編製日期或任何未來日期之綜合有形負債淨額。

	根據643,387,400股將予發行之供股股份，有關認購價為每股供股股份3.40港元		**每股**	**已發行股份數目**
	百萬美元	*百萬港元*	*港元*	*(百萬)*
於二零零九年六月三十日之本公司權益持有人應佔本集團未經審核綜合資產淨值*(附註1)*	1,327.0	10,284.2	3.20	3,216.9
減：於二零零九年六月三十日之本公司權益持有人應佔本集團未經審核綜合無形資產*(附註2)*	(2,265.2)	(17,555.3)		–

	根據643,387,400股將予發行之供股股份，有關認購價為每股供股股份3.40港元		每股	已發行股份數目
	百萬美元	*百萬港元*	*港元*	*(百萬)*
於二零零九年六月三十日之本公司權益持有人應佔本集團未經審核綜合有形負債淨額*(附註3)*	(938.2)	(7,271.1)	(2.26)	3,216.9
來自供股之估計所得款項淨額*(附註4)*	277.0	2,146.8		643.4
於供股完成後本公司權益持有人應佔本集團之未經審核備考經調整綜合有形負債淨額*(附註5及6)*	(661.2)	(5,124.3)	(1.33)	3,860.3

附註：

(1) 於二零零九年六月三十日之本公司權益持有人應佔本集團未經審核綜合有形資產淨值乃摘錄自本章程附錄一所載本公司截至二零零九年六月三十日止六個月之已刊發中期報告。

(2) 於二零零九年六月三十日，本公司權益持有人應佔本集團之未經審核綜合無形資產指特許權資產、品牌及收購附屬公司所產生的商譽。

(3) 於二零零九年六月三十日之每股股份本公司權益持有人應佔本集團未經審核綜合有形負債淨額乃基於本公司權益持有人應佔本集團未經審核綜合有形負債淨額9.382億美元或72.711億港元及於二零零九年六月三十日之已發行股份數目3,216,937,003股而計算。

(4) 來自供股之估計所得款項淨額約2.770億美元或21.468億港元，乃根據按認購價每股供股股份3.40港元發行643,387,400股供股股份(有關比例為於記錄日期每持有5股現有股份(即合共3,216,937,003股股份)可獲配發一股供股股份)，扣除估計有關費用約5.3百萬美元或4.07千萬港元而計算。

(5) 本公司權益持有人應佔本集團未經審核備考經調整綜合有形負債淨額相當於二零零九年六月三十日之本公司權益持有人應佔本集團未經審核綜合有形負債淨額加來自供股之估計所得款項淨額(附註4)。

(6) 本公司權益持有人應佔本集團每股股份未經審核備考經調整綜合有形負債淨額乃基於未經審核備考經調整綜合有形負債淨額6.612億美元或51.243億港元以及於二零零九年六月三十日已發行之3,216,937,003股股份及643,387,400股將根據供股發行之供股股份而計算。

(7) 並無作出任何調整以反映本集團於二零零九年六月三十日後之任何貿易業績或於該日後所進行之其他交易。

2. 本集團未經審核備考經調整綜合有形負債淨額之會計師報告


ERNST & YOUNG
安 永

敬啟者：

未經審核備考經調整綜合有形負債淨額之會計師報告

吾等就載於第一太平有限公司(「貴公司」)日期為二零零九年十一月四日的章程(「章程」)附錄二內之 貴公司及其附屬公司(以下合稱「貴集團」)的未經審核備考經調整綜合有形負債淨額(「未經審核備考財務資料」)作出匯報。未經審核備考財務資料由 貴公司董事(「董事」)編製，僅作說明用途，提供有關建議就貴公司643,387,400股供股股份進行供股可能對所載財務資料的影響。未經審核備考財務資料的編製基準列載於章程附錄二。

董事及申報會計師各自的責任

董事須全權負責根據香港聯合交易所有限公司證券上市規則(「上市規則」)第4.29段以及參考香港會計師公會(「香港會計師公會」)所頒布的會計指引第7號「編撰備考財務資料以供載入投資通函」編製未經審核備考財務資料。

吾等負責根據上市規則第4.29(7)段就未經審核備考財務資料作出意見，並向 閣下匯報。對於吾等之前所發出任何有關編製未經審核備考財務資料時所用的任何財務資料的報告，除對於該等報告發出日期列明的收件人外，吾等概不負責。

意見基準

吾等已根據香港會計師公會頒布的香港投資通函申報聘約準則第300號「投資通函備考財務資料的會計師報告」進行工作。吾等的工作主要包括比較未經調整財務資料與來源文件、審閱有關調整的憑證以及就未經審核備考財務資料與董事進行討論。吾等的工作並不涉及任何相關財務資料的獨立審查。

吾等的工作並不構成根據香港會計師公會頒布的香港審核準則、香港審閱工作準則或香港保證工作準則進行的審核或審閱，因此，吾等不會就未經審核備考財務資料表示任何有關審核或審閱保證。

吾等已計劃及進行有關工作，以取得吾等認為必要的資料及解釋，以提供足夠證據合理確保未經審核備考財務資料已由董事按所述基準妥善編製，該基準與　貴集團的會計政策一致，及就根據上市規則第4.29(1)段披露的未經審核備考財務資料而言，所作調整乃屬適當。

未經審核備考財務資料僅為說明用途，乃根據董事的判斷及假設而作出，而基於其假設性質，不能作為日後任何事項的保證或指標，亦可能未能反映　貴集團於二零零九年六月三十日或其後任何日期的財務狀況。

意見

吾等認為：

(a) 未經審核備考財務資料已按所述基準由董事妥善編製；

(b) 該基準與　貴集團的會計政策一致；及

(c) 就根據上市規則第4.29(1)段披露的未經審核備考財務資料而言，所作調整乃屬適當。

此致

香港
中環康樂廣場八號
交易廣場第二座二十四樓
第一太平有限公司
列位董事　台照

安永會計師事務所
執業會計師
謹啟

二零零九年十一月四日

1. 責任聲明

本章程所載資料乃遵照上市規則規定而刊載，以提供有關本公司之資料。各董事願就本章程所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後確認，就彼等所深知及確信，概無遺漏任何其他事實導致本章程所載任何內容有所誤導。

2. 董事及高級管理層之資料

主席

林逢生

現年六十歲，出生於印尼。林氏畢業於倫敦Ewell County Technical College。彼為三林集團總裁兼行政總監，以及PT Indofood Sukses Makmur Tbk總裁董事兼行政總監，並於多家公司擔任專員及董事，其中包括澳洲Futuris Corporation Limited。林氏於多家跨國公司出任顧問會成員。彼曾任GE International Advisory Board成員，現為以德國為基地之保險公司ALLIANZ Group顧問會成員。彼於二零零四年九月加入亞洲企業領袖協會(Asia Business Council)。林氏為林紹良之子。彼自一九八一年起為第一太平董事，並於二零零三年六月起出任主席一職。

常務董事兼行政總監

彭澤仁

現年六十三歲，出生於菲律賓。彭氏在菲律賓及香港的PHINMA集團、Bancom國際有限公司及美國運通銀行服務前，於馬尼拉安德雷爾大學(Ateneo de Manila University)取得文學士學位，並於美國賓夕凡尼亞大學華頓學院(Wharton School)取得工商管理碩士學位。彭氏於一九八一年創立第一太平，並一直擔任常務董事之職，於一九九九年二月被委任為執行主席，並於二零零三年六月重任常務董事兼行政總監一職。彭氏於一九九八年十一月起兼任Philippine Long Distance Telephone Company (PLDT)總裁兼行政總監一職，並於二零零四年二月被委任為PLDT主席。彭氏亦為Metro Pacific Investments Corporation、Smart Communications, Inc.、Pilipino Telephone Corporation、Maynilad Water Services, Inc.、Metro Pacific Tollways Corporation（前稱First Philippine Infrastructure, Inc.）、Manila North Tollways Corporation、First Philippine Infrastructure Development Corporation、Tollways Management Corporation、Philex Mining Corporation、Landco Pacific Corporation及Medical Doctors, Inc. (Makati Medical Center)之主席。彭氏亦為PT Indofood Sukses Makmur Tbk之總裁專員及Manila Electric Company的董事。於二零零六年五月，菲律賓總統府向彭氏頒授Komandante等級之Order of

Lakandula勳銜，嘉許彭氏對該國作出之貢獻。彼亦獲菲律賓管理協會(Management Association of the Philippines)選為二零零五年最佳管理人(Management Man of the Year 2005)，並分別於二零零八年、二零零七年及二零零二年獲菲律賓Holy Angel University、Xavier University及聖北達大學(San Beda College)頒發人文科學榮譽博士學位。彼曾為美國賓夕凡尼亞大學華頓學院監督委員會會員，現任馬尼拉安德雷爾大學及聖北達大學信託委員會以及非牟利機構Philippine Business for Social Progress (PBSP)及Philippine Business for Education (PBED)主席。彭氏亦為菲律賓國家籃球協會(Samahang Basketbol Ng Pilipinas)總裁及菲律賓國家拳擊協會Amateur Boxing Association of the Philippines主席。

執行董事

唐勵治

現年六十九歲，出生於美國。唐氏取得紐約大學理學士學位及Fairfield University理學碩士學位。唐氏曾出任多個高級及行政管理職位，其中包括Crocker Bank之企業副總裁以及美國Olivetti Corporation及Fairchild Semiconductor Corporation常務董事。唐氏其後創辦國際管理及顧問公司EA Edwards Associates，該公司專於制定策略及改善生產力範疇，辦事處遍及歐美及中東。唐氏於一九八七年加入第一太平為執行董事，負責策略規劃及企業重組，引領集團進軍電訊及科技業。彼現時負責掌管第一太平之企業策略，並帶領集團之策略規劃及企業發展活動。唐氏現為以印尼為基地之PT Indofood Sukses Makmur Tbk專員；彼亦為位於菲律賓之Metro Pacific Corporation、Maynilad Water Services, Inc.及Landco Pacific Corporation之董事以及Metro Pacific Investments Corporation執行顧問。此外，彼亦出任Asia Society及馬尼拉大都會博物館(Metropolitan Museum of Manila)之信託人。

黎高臣

現年五十三歲，出生於蘇格蘭。黎氏於一九八零年在英格蘭及威爾斯以及於一九八二年在香港取得律師資格。彼於一九八五年至二零零一年期間為齊伯禮律師行之高級合夥人，成立企業及商務部門。彼於企業融資及跨境交易，包括合併及收購、區域性電訊、債務及股本市場、企業重組及中華人民共和國國有企業私有化方面均擁有廣博經驗。黎氏於二零零三年六月加入第一太平董事會，並於二零零三年十一月獲委任為執行董事。彼於二零零一年八月至二零零三年九月期間曾擔任電訊盈科有限公司董事會高級顧問。彼為品質國際集團有限公司及太平洋航運集團有限公司之獨立非執行董事。彼自二零零五年十一月起出任倫敦證券交易所另類投資市場上市之India Capital Growth Fund Limited非執行董事。黎氏亦擔任PT Indofood Sukses Makmur Tbk專員、Philex Mining Corporation及Level Up! International Holdings Pte Ltd董事。

非執行董事

Albert F. Del Rosario大使

現年六十九歲，出生於菲律賓，於二零零一年十月至二零零六年八月期間曾任菲律賓共和國駐美大使。彼於紐約大學取得經濟學士學位，現為Gotuaco, del Rosario Insurance Brokers, Inc.、BusinessWorld Publishing Corporation、Makati Foundation for Education、Stratbase, Inc.主席，並為Philippine Telecommunications Investment Corporation總裁。del Rosario大使為多間公司及非牟利機構的專員或董事，其中包括PT Indofood Sukses Makmur Tbk、Philippine Long Distance Telephone Company、Metro Pacific Investments Corporation、Metro Pacific Tollways Corporation、First Philippine Infrastructure Development Corporation、Manila North Tollways Corporation、Asia Traders Insurance Corporation、Landco Pacific Corporation、MediaQuest Holdings, Inc.及Philippine Cancer Society，並為Makati Business Club、華盛頓哥倫比亞特區International Graduate University及Asia Society之International Council之信託委員會或理事會成員。彼亦領導發展Metro Pacific Corporation於Fort Bonifacio之Global City之旗艦項目Pacific Plaza Towers。於二零零四年九月，del Rosario大使因促進菲律賓海外關係表現出眾，獲阿羅約(Gloria Macapagal-Arroyo)總統頒授Datu等級之Order of Sikatuna勳銜。此外，彼亦獲頒發EDSA II英勇獎章，作為其努力宣揚菲律賓民主之嘉許，並獲科拉桑阿基諾總統頒發菲律賓軍事獎章，表揚其出任Makati Foundation for Education主席之建樹。彼於二零零六年獲選入紐約市Xavier名人堂(Xavier Hall of Fame)。del Rosario大使於二零零三年六月加入第一太平董事會。

林文鏡

現年八十一歲，出生於印尼。林氏為多家以發展水泥廠及地產業務為主的印尼公司之創辦人。彼為PT Kartika Chandra專員，以及PT Bogasari Flour Mills及Pacific Industries and Development Limited董事。林氏為林宏修的父親，於一九八一年加入第一太平董事會。

林宏修

現年五十八歲，出生於印尼。林氏於澳洲新英格蘭大學(University of New England)取得經濟學士學位。彼現為PT Indocement Tunggal Prakarsa Tbk副總裁董事，以及Pacific Industries and Development Limited及數家印尼公司董事。林氏為林文鏡之子，於一九八一年加入第一太平董事會。

Ibrahim Risjad

現年七十五歲，出生於印尼。Risjad先生現為PT Indofood Sukses Makmur Tbk專員。彼於一九八一年加入第一太平董事會。

謝宗宣

現年五十一歲，出生於印尼。謝氏畢業於新加坡義安學院(Ngee Ann College)。彼現為PT Indofood Sukses Makmur Tbk與PT Indosiar Karya Mandiri Tbk專員、PT Indocement Tunggal Prakarsa Tbk董事及Philippine Long Distance Telephone Company顧問委員會成員。謝氏於二零零三年六月加入第一太平董事會。

Napoleon L. Nazareno

現年五十九歲，出生於菲律賓。Nazareno先生於一九七零年在宿霧University of San Carlos取得機械工程理學士學位，於一九七三年在Asian Institute of Management (AIM)取得工商管理碩士學位，並於一九八三年在法國楓丹白露的的European Institute of Business Administration修讀INSEAD行政課程。一九七三年，Nazareno先生於Phimco Industries, Inc.擔任軟包裝部產品助理經理，於一九八一年彼加入跨國公司Akerlund & Rausing擔任署理產品經理。彼於一九八九年出任Akerlund & Rausing (Philippines)總裁兼行政總監，於一九九五年至一九九九年間出任Metro Pacific Corporation總裁兼行政總監。Nazareno先生於一九九八年擔任Smart Communications, Inc. (Smart)的流動電話附屬公司Pilipino Telephone Corporation的總裁兼行政總監，於二零零零年擔任Smart的總裁兼行政總監，其後自二零零四年起擔任母公司Philippine Long Distance Telephone Company總裁至今。Nazareno先生亦為Manila Electric Company之董事。Nazareno先生於二零零八年加入第一太平董事會。

獨立非執行董事

Graham L. Pickles

現年五十二歲，出生於澳洲。彼持有工商管理學士學位(主修會計)。彼為澳洲執業會計師公會會員及澳洲董事學會資深會員。Pickles先生於分銷及科技行業擁有豐富經驗，在亞洲及大洋洲之資訊科技及電訊業管理多項分銷業務，在行內年資逾二十年。Pickles先生現為PT Indofood Sukses Makmur Tbk專員，並於二零零五年獲委任為Asia Pacific Brands India Limited主席。彼曾任Tech Pacific Holdings Limited之行政總監，Tech Pacific於一九九七年被第一太平出售前為其全資擁有附屬公司。Pickles先生亦曾為Hagemeyer N.V. (第一太平於一九九八年前擁有其控股權益)之執行委員會成員。Pickles先生於二零零四年加入第一太平董事會。

陳坤耀教授，*金紫荊星章、CBE、太平紳士*

現年六十四歲，出生於香港，曾就讀香港大學及牛津大學。陳教授現為亞洲衛星電訊及九龍倉控股有限公司之獨立非執行董事。彼曾為Eaton Vance Management Funds之信託人。陳教授於一九九五年至二零零七年擔任香港嶺南大學校長；曾任香港大學亞洲研究中心教授及董事、香港消費者委員會主席、香港行政局議員及立法局議員。陳教授現為香港大學亞洲研究中心傑出院士。陳教授於一九九三年加入第一太平董事會。

鄧永鏘爵士*KBE、Chevalier de L'Ordre des Arts et des Lettres*

現年五十五歲，出生於香港。鄧爵士於本地接受教育，其後於劍橋、倫敦及北京繼續學業，曾於北京大學教授英語及哲學。鄧爵士為上海灘商店；北京、香港及新加坡中國會；倫敦China Tang以及太平洋雪茄創辦人。彼於一九八九年加入第一太平董事會。

顧問

榮譽主席兼董事會顧問

林紹良

現年九十四歲，出生於中國。林氏自一九八一年起擔任第一太平主席至一九九九年二月出任現職。林氏現為三林集團主席。

董事會顧問

Sudwikatmono

現年七十五歲，出生於印尼。Sudwikatmono先生於一九八一年加入第一太平董事會至一九九九年二月出任現職。彼為PT Indocement Tunggal Prakarsa Tbk副總裁專員，並為多家印尼公司的董事會成員。

高級管理層

執行副總裁
集團財務總監

利翊綽

現年五十歲，出生於英國。利氏於英國University of Newcastle Upon Tyne取得經濟及會計（榮譽）學士學位。彼為英格蘭及威爾斯特許會計師公會及香港會計師公會會員。利氏於一九八四年調駐香港羅兵咸會計師事務所，曾任Hagemeyer Cosa Lieberman之財務職位，其後出任西門子建築技術公司(Siemens Building Technologies)之環球業務部管理人。彼於二零零六年加入第一太平。

執行副總裁
集團人力資源

林美仙

現年五十四歲，出生於香港。林氏持有香港理工大學暨香港管理專業協會所頒發之文憑。彼於一九八三年加入第一太平。

執行副總裁
集團財務

吳漢邦

現年四十七歲，出生於香港。吳氏獲香港理工大學頒授工商管理碩士學位及會計學專業文憑。彼為香港會計師公會及英國特許公認會計師公會會員。吳氏於一九八八年自香港羅兵咸會計師事務所核數及商業顧問部轉投第一太平。吳氏於二零零二年五月獲委任為集團財務部執行副總裁前，曾任第一太平集團之集團司庫，並歷任集團多個高級財務職位。

副總裁
集團財務

陳炳昌

現年四十歲，出生於香港。陳氏分別獲香港浸會大學及香港中文大學頒授工商管理學士（榮譽）學位及工商管理碩士學位。彼為執業會計師、特許財務分析師及香港會計師公會與英國特許公認會計師公會之資深會員。彼於多類商業活動，包括核數、會計、財務及管理範疇累積豐富經驗。陳氏於一九九六年由畢馬威會計師事務所轉投第一太平。

副總裁
集團企業傳訊

張秀琼

現年四十六歲，出生於香港。張氏分別獲UCLA（洛杉磯加州大學）及卡本代爾Southern Illinois University頒授商業經濟學學士及工商管理碩士學位。彼專責於投資者關係、企業傳訊及傳媒關係。張氏為National Investor Relations Institute及香港投資者關係協會會員。彼於一九九七年由九龍倉有限公司及會德豐有限公司之企業傳訊部轉投第一太平。

副總裁
公司秘書

李麗雯

現年五十二歲，出生於香港。李氏於加拿大McMaster University取得文學士學位，並於香港浸會大學取得公司管治與董事學碩士學位。彼為香港公司秘書公會及英國特許秘書及行政人員公會之資深會員。李氏於一九八七年加盟第一太平前任職於香港理工大學教務處。在此之前，曾任職永道會計師事務所之公司秘書部。李氏於二零零三年五月獲委任為第一太平公司秘書。

副總裁
集團稅務及庫務

連子行

現年四十歲，出生於香港。連氏獲University of Southampton及Coventry University分別頒授管理科學碩士與經濟及統計學學士學位。彼為香港會計師公會及英國特許公認會計師公會資深會員。彼亦為英格蘭及威爾斯特許會計師學會以及香港稅務學會會員。連氏於一九九八年由畢馬威會計師事務所轉投第一太平，彼曾於該公司擔任稅務經理，專責企業稅務。

3. 股本

本公司於最後可行日期及預期於供股完成後之法定及已發行股本如下：

		面值
法定：		*美元*
5,000,000,000	股股份	50,000,000
已發行及繳足股款或入賬列為繳足股款：		*美元*
3,216,937,003	股股份，於最後可行日期	32,169,370
將予發行之供股股份：		*美元*
643,387,400	股股份	6,433,874
於供股完成時之已發行股本：		*美元*
3,860,324,403	股股份	38,603,244

所有已發行及將予發行之股份彼此之間在各方面均享有及將享有同等權益，包括(尤其是)有關股息、表決權及資本退還的權利。已發行股份及將予發行之供股股份在或將會在(視屬何情況而定)聯交所上市。

4. 權益披露

(i) 董事擁有本公司及其相聯法團之權益

於最後可行日期，本公司董事及行政總監於本公司之股份及於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部知會本公司及聯交所（包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉）；或(b)須遵照證券及期貨條例第352條被列入該條所指登記冊內；或(c)須根據上市發行人董事進行證券交易之標準守則（「標準守則」）知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司股份之好倉

姓名	普通股	佔已發行股本的概約百分比 (%)	普通股購股權
林逢生	1,422,455,963 (C)(i)	44.22	–
彭澤仁	6,622,759 (P)	0.21	62,000,000
唐勵治	32,992,131 (P)	1.03	18,200,000
黎高臣	10,762 (P)	0.00	29,500,000
Albert F. del Rosario大使	600,000 (P)	0.02	6,000,000
謝宗宣	–	–	6,000,000
Graham L. Pickles	–	–	3,160,000
陳坤耀教授，*金紫荊星章、CBE、太平紳士*	–	–	4,500,000
鄧永鏘爵士，*KBE*	–	–	3,160,000

(C) = 法團權益，(P) = 個人權益

(i) 林逢生間接擁有First Pacific Investments (B.V.I.) Limited 100%權益，而該公司則擁有本公司632,226,599股股份權益。林逢生於First Pacific Investments (B.V.I.) Limited之間接權益則由林逢生直接持有全部已發行股本之公司Salerni International Limited持有。林逢生亦擁有First Pacific Investments Limited之股本的56.8%權益，而該公司則擁有本公司790,229,364股股份權益。在林逢生於First Pacific Investments Limited股本擁有的56.8%權益中，10%由林逢生直接持有，而46.8%則由Salerni International Limited持有。First Pacific Investments Limited餘下之43.2%權益由本公司非執行董事林文鏡、林宏修及Ibrahim Risjad控制之公司分別持有30%、10%及3.2%權益。

(b) 於相聯法團股份之好倉

- 彭澤仁以實益擁有人身份擁有2,242,404股Metro Pacific Investments Corporation (MPIC)普通股(P)及其15,000,000份購股權，210,033股Philippine Long Distance Telephone Company (PLDT)普通股(P)及360股PLDT優先股(P)，並以代理人身份持有15,417股PLDT普通股，以及25,000股Philex Mining Corporation (Philex)普通股(P)。

- 唐勵治擁有69,596股MPIC普通股(C)及660,000股MPIC普通股(P)及10,000,000份MPIC購股權，以及104,874股PLDT普通股(P)。

- 黎高臣擁有1,250股Philex普通股(P)。

- 林文鏡擁有15,520,335股PT Indofood Sukses Makmur Tbk (Indofood)普通股(C)。

- 林宏修擁有15,520,335股Indofood普通股(C)。

- Ibrahim Risjad擁有6,406,180股Indofood普通股(C)。

- 林逢生擁有632,370股Indofood普通股(C)，並透過其控制公司（第一太平除外）直接擁有2,007,788股Indofood Agri Resources Ltd. (IndoAgri)之股份權益，以及透過第一太平集團的成員公司間接擁有998,200,000股IndoAgri股份之權益。

- Albert F. del Rosario大使擁有140,005股PLDT普通股(P)及1,560股PLDT優先股(P)，3,016,624股MPIC普通股(P)及其5,000,000份購股權，以代理人身份持有32,231,970股Prime Media Holdings, Inc. (PMH)優先股，以實益擁有人身份擁有4股PMH普通股(P)，以及擁有4,922股Costa de Madera Corporation普通股(P)、15,000股Metro Pacific Land Holdings Inc.普通股(P)，以及80,000股Metro Strategic Infrastructure Holdings, Inc.普通股(P)。

- Napoleon L. Nazareno擁有6,648股MPIC普通股(P)、13,927股PLDT普通股(P)及495股PLDT優先股(P)。

(P) = 個人權益，(C) = 法團權益

於最後可行日期，除上文所披露者外，概無本公司董事及行政總監於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份及債券中，擁有或視作擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉及淡倉權益。

(ii) 主要股東及其他人士之權益

根據證券及期貨條例第336條存置之主要股東股份權益及淡倉名冊顯示，於最後可行日期，本公司已知悉下列人士擁有本公司已發行股本5%或以上權益：

(a) Salerni International Limited (Salerni)，在英屬維爾京群島註冊成立。於最後可行日期，Salerni透過其於First Pacific Investments Limited (FPIL-Liberia)之46.80%權益及於First Pacific Investments (B.V.I.) Limited (FPIL-BVI)之100%權益，擁有本公司1,422,455,963股股份(好倉)，佔本公司已發行股本約44.22%。

(b) FPIL-Liberia，在利比里亞共和國註冊成立。於最後可行日期，FPIL-Liberia實益擁有本公司790,229,364股股份，佔本公司當日已發行股本約24.57%。FPIL-Liberia由主席(林逢生)以及三位非執行董事(林文鏡、林宏修及Ibrahim Risjad)擁有，各人所佔權益比例已列示於第166頁列表附註(i)。林逢生被視為擁有FPIL-Liberia所持股份之權益。

(c) FPIL-BVI，在英屬維爾京群島註冊成立。於最後可行日期，FPIL-BVI實益擁有632,226,599股股份，佔本公司當日已發行股本約19.65%。本公司主席林逢生實益擁有FPIL-BVI全部已發行股本，因此被視為擁有FPIL-BVI所持股份的權益。

(d) Marathon Asset Management Limited (Marathon)，於英國註冊成立。於二零零八年八月，Marathon通知本公司其持有本公司208,871,173股股份，佔本公司當日已發行股本約6.48%。於最後可行日期，本公司並無接獲有關Marathon所持股權變動之其他通知。

(e) Lazard Asset Management LLC (Lazard)，於美國註冊成立。於二零零九年七月，Lazard通知本公司其持有本公司193,365,000股股份，佔本公司當日已發行股本約6.01%。於最後可行日期，本公司並無接獲有關Lazard所持股權變動之其他通知。

(f) The Capital Group Companies, Inc.(「Capital Group」),於美國註冊成立。於二零零九年十月,Capital Group通知本公司其持有本公司183,097,080股股份,佔本公司當日已發行股本約5.69%。於最後可行日期,本公司並無接獲有關Capital Group所持股權變動之其他通知。

就本公司董事及行政總監所知,於最後可行日期,除本公司的董事或行政總監以外,以下人士直接或間接擁有可於任何情況下在本集團任何其他成員公司的股東大會中投票之任何類別股本面值10%或以上之權益(包括任何涉及該等股本的期權):

本集團內成員公司之名稱	股東姓名/名稱	所持有已發行股本的概約百分比
PT Indofood Fritolay Makmur	Seven-Up Netherland B.V	49.0%
DMCI-MPIC Water Company Inc.	DMCI Holdings, Inc.	44.6%
PT Mentari Subur Abadi	PT Giat Sembada Sentosa	40.0%
PT Mega Citra Perdana	PT Purwa Wana Lestari	40.0%
PT Surya Rengo Containers	Rengo Company Ltd.	40.0%
PT Swadaya Bhakti Negaramas	PT Giat Sembada Sentosa	40.0%
PT Laju Perdana Indah	PT Bangun Sriwijaya Sentosa	32.0%
PT Indolakto	PT Perusahaan Dagang dan Industries Marison NV	29.5%
PT Putridaya Usahatama	Pandi Kusuma	22.5%
PT Putridaya Usahatama	Siti Sundari Rita	12.5%
PT Multi Agro Kencana Prima	Koperasi Perkebunan Karet Panca Usaha Mitra	20.0%
Manila North Tollways Corporation	Leighton Asia Limited	16.5%
Manila North Tollways Corporation	Egis Projects S.A.	13.9%
Metro Pacific Investments Corporation	The Board of Trustees For the Account of The Beneficial Trust Fund Created Pursuant to the Benefit Plan of PLDT	16.2%
PT Argha Giri Perkasa	PT Minamas Eramustika	13.6%
Indofood Singapore Holdings Pte. Ltd.	PT Mandiri Investama Sejati	12.9%
First Pacific Communications Holdings B.V.	Excella Trading Limited	12.5%
Pacsari Pte. Ltd.	Grace Shipping Ltd.	10.0%
PT Tani Andalas Sejahtera	Agus Suherman	10.0%
First Pacific Realty Partners Corporation	PCI Limited	18.9%

除上文所披露者外，就本公司董事及行政總監所知，於最後可行日期，除本公司的董事或行政總監以外，概無其他人士擁有須根據證券及期貨條例第XV部第2及3分部須向本公司披露擁有本公司股份、股本衍生工具之相關股份及債券之權益或淡倉，或直接或間接擁有可於任何情況下在本集團任何其他成員公司的股東大會中投票之任何類別股本面值10%或以上之權益（包括任何涉及該等股本的期權）。

(iii) 於購股權之權益

於最後可行日期本公司及其附屬公司授予本公司及其附屬公司董事及高級行政人員之購股權詳情如下。

(A) 本公司之購股權計劃細節

	於最後可行日期所持購股權	購股權行使價（港元）	授出日期	最後賦予權利日期	行使開始自	行使期結束
執行董事						
彭澤仁	31,800,000	1.76	2004年6月1日	**2008年12月**	2005年6月	2014年5月
	30,200,000	5.33	2007年9月5日	**2012年9月**	2008年9月	2017年9月
唐勵治	18,200,000	5.33	2007年9月5日	**2012年9月**	2008年9月	2017年9月
黎高臣	14,000,000	1.76	2004年6月1日	**2008年12月**	2005年6月	2014年5月
	15,500,000	5.33	2007年9月5日	**2012年9月**	2008年9月	2017年9月
非執行董事						
Albert F.del Rosario大使	2,840,000	1.76	2004年6月1日	**2005年6月**	2005年6月	2014年5月
	3,160,000	5.33	2007年9月5日	**2008年9月**	2008年9月	2017年9月
謝宗宣	2,840,000	1.7	2004年6月1日	**2005年6月**	2005年6月	2014年5月
	3,160,000	5.33	2007年9月5日	**2008年9月**	2008年9月	2017年9月
獨立非執行董事						
Graham L. Pickles	3,160,000	5.33	2007年9月5日	**2008年9月**	2008年9月	2017年9月
陳坤耀教授*金紫荊星章、CBE、太平紳士*	1,340,000	1.76	2004年6月1日	**2005年6月**	2005年6月	2014年5月
	3,160,000	5.33	2007年9月5日	**2008年9月**	2008年9月	2017年9月
鄧永鏘爵士*KBE*	3,160,000	5.33	2007年9月5日	**2008年9月**	2008年9月	2017年9月
高級行政人員	29,032,000	1.76	2004年6月1日	**2008年12月**	2005年6月	2014年5月
	4,500,000	3.275	2006年6月7日	**2010年12月**	2007年6月	2016年6月
	42,220,000	5.33	2007年9月5日	**2012年9月**	2008年9月	2017年9月
總計	**208,272,000**					

(B) MPIC之購股權計劃細節

	於最後可行日期所持購股權	購股權行使價（披索）	授出日期	最後賦予權利日期	行使開始自	行使期結束
執行董事						
彭澤仁	7,500,000	2.12	2008年12月9日	**2010年1月**	2009年1月	2013年1月
	7,500,000	2.73	2009年3月10日	**2010年3月**	2009年3月	2013年3月
唐勵治	5,000,000	2.12	2008年12月9日	**2010年1月**	2009年1月	2013年1月
	5,000,000	2.73	2009年3月10日	**2010年3月**	2009年3月	2013年3月
Albert F.del Rosario大使	2,500,000	2.12	2008年12月9日	**2010年1月**	2009年1月	2013年1月
	2,500,000	2.73	2009年3月10日	**2010年3月**	2009年3月	2013年3月
高級行政人員	38,635,000	2.12	2008年12月9日	**2010年1月**	2009年1月	2013年1月
	41,345,245	2.73	2009年3月10日	**2010年3月**	2009年3月	2013年3月
總計	**109,980,245**					

5. 董事權益

(a) 服務合約

於最後可行日期，概無任何董事與本集團內成員公司訂立現有服務合約或建議訂立服務合約（不包括一年內屆滿，或僱主在一年內可在不予賠償（法定賠償除外）的情況下終止的合約）。

(b) 本集團之資產

於最後可行日期，概無董事在自二零零八年十二月三十一日（即本公司最近期公布經審計綜合財務報表的結算日）後由本公司或本集團內成員公司收購或出售或租用的任何資產中，或在由本公司或本集團內成員公司擬收購或出售或租用的任何資產中，具有直接或間接的利益關係。

(c) 本集團之合約

於最後可行日期，除林逢生先生於日期為二零零八年六月十三日之股東通函內所述之持續關連交易的相關合約中有利益關係外，本集團內任何成員公司概無訂立董事與其有重大利益關係並與本集團的業務有重要關係的任何合約或安排（於當日仍然生效者）。

6. 董事於競爭業務之權益

於最後可行日期，就董事所知，董事或彼等各自之聯繫人概無於與本公司業務直接或間接構成競爭之業務中擁有控股權益。

7. 訴訟

於最後可行日期，本公司及其任何附屬公司概無牽涉任何重大訴訟或仲裁，以及就董事所知，本集團任何成員公司亦無任何尚未完結或將面對的重大訴訟或索償。

8. 重大合約

本集團於本章程日期前兩年期間訂立之重大合約或可能屬重大合約(非日常業務過程中訂立之合約)列示如下：

(a) 包銷協議，包括本公司與包銷商於二零零九年十月十五日訂立之包銷協議(經彼等於二零零九年十一月四日訂立之修訂協議修訂)；

(b) Metro Pacific Investments Corporation(「MPIC」)與為Philippine Long Distance Telephone Company合資格員工之利益而設立之Beneficial Trust Fund(「BTF」)於二零零九年十月二日訂立之協議，內容有關出售及轉讓MPIC之113,313,389股Manila Electric Company(「Meralco」)普通股；

(c) MPIC與BTF於二零零九年十月二日訂立之認購協議，內容有關BTF認購及向BTF發行MPIC未發行股本中3,159,162,338股MPIC股份；

(d) MPIC及MPHI與CLSA Singapore Pte Ltd及UBS AG於二零零九年九月十九日訂立之配售協議，涉及4,150,000,000股MPIC普通股，此外亦提供超額配股權(「超額配股權」)，涉及額外620,000,000股MPIC普通股；

(e) MPHI與CLSA Limited(作為超額配股權代理)於二零零九年九月十九日訂立之增售協議，以監管超額配股權之行使；

(f) MPHI與MPIC於二零零九年九月十九日訂立之認購協議，內容有關根據重新推出MPIC上市股份之補足認購；

(g) MPIC、AB Holdings Corporation(「ABHC」)、Landco Pacific Corporation(「Landco」)與Alfred Xerez-Burgos, Jr.於二零零九年六月十九日訂立之協議，內容有關ABHC向MPIC收購1,330,247股Landco之已繳足股款普通股；

(h) PT Salim Ivomas Pratama與Lyminton Pte Ltd於二零零八年十一月二十一日訂立之銷售及轉讓協議，內容有關收購PT Sarana Inti Pratama之29.98%權益；

(i) PT Salim Ivomas Pratama、PT Mulia Abadi Lestari與PT Indoagri Inti Plantation於二零零八年十一月二十一日訂立之買賣協議，內容有關購買PT Mitra Inti Sejati Plantation之其餘30%權益；

(j) 本公司與Philex Mining Corporation（「Philex」）於二零零八年十月三日訂立之合約細則，內容有關本公司一家全資擁有附屬公司收購Philex合共約20.16%之權益，以及於二零零八年十月十五日訂立之函件協議，以補充合約細則；

(k) PT Indofood Sukses Makmur Tbk（「Indofood」）與Pastilla Investment Limited（「Pastilla」）於二零零八年九月二十二日訂立之協議，內容有關收購Drayton Pte. Ltd.（「Drayton」）之股本及向Indofood轉讓Drayton應付予Pastilla之貸款；

(l) MPIC與ABHC、Alfred Xerez-Burgos, Jr.與Landco於二零零八年九月九日訂立之協議，內容有關若干認購期權；

(m) Benpres Holdings Corporation（作為賣方）（「Benpres」）、First Philippine Holdings Corporation（作為賣方）（「FPH」）與MPIC於二零零八年八月二十六日訂立之股份購買協議，內容有關First Philippine Infrastructure, Inc股份；

(n) Asset Holder PCC No.2 Limited於二零零八年六月二十七日訂立之協議，內容有關Ashmore Asian Recovery fund、EMDCD Ltd.、Ashmore Global Special Situations Fund 4 Limited Partnership、Ashmore Global Special Situations Fund 2 Limited、Ashmore Global Special Situations Fund 3 Limited Partnership（作為轉讓人）及本公司之全資擁有附屬公司Salient Holdings Limited（作為承讓人）購買DMCI-MPIC Water Company Inc.之可轉換票據之協議；

(o) 於二零零八年六月二十七日訂立之協議，內容有關Metro Pacific Investments Corporation向Inframetro Investments Pte Ltd償還可交換票據（可交換為Maynilad Water Services, Inc.股份）；及

(p) PT Salim Ivomas Pratama與(i) PT Bangun Sriwijaya Sentosa、(ii) PT Lajuperdana Indah（「目標公司」）及(iii)目標公司的少數股東於二零零八年五月九日訂立之股份認購協議，內容有關認購目標公司之60%新股本。

9. 其他資料

(a) 本公司之公司秘書為李麗雯女士（公司管治及董事學碩士、文學學士、FCS(PE)、FCIS）。

(b) 本公司之合資格會計師為利翊綽先生(經濟及會計(榮譽)學士、FCCA、CPA)。

(c) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而本公司之總辦事處則位於香港中環康樂廣場八號交易廣場第二座二十四樓。

(d) 主要股份登記及過戶處為Butterfield Fulcrum Group (Bermuda) Limited，位於Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda。

(e) 股份登記及過戶處(香港分處)為香港中央證券登記有限公司，位於香港灣仔皇后大道東一百八十三號合和中心十七樓一七一二至一七一六室。

(f) 本公司之核數師為安永會計師事務所(執業會計師)，地址為香港中環金融街八號國際金融中心第二期十八樓。

(g) 本公司有關供股之法律顧問為：(i)(有關香港法律)齊伯禮律師行(與禮德律師行聯營)，地址為香港中環遮打道十六至二十號歷山大廈二十樓；(ii)(有關百慕達法律)Conyers Dill & Pearman，地址為香港中環康樂廣場八號交易廣場第一座二九零一室；及(iii)(有關美國法律)Davis Polk & Wardwell LLP，地址為香港遮打道三號A香港會所大廈十八樓。

(h) 本公司之主要往來銀行為東方匯理銀行、瑞穗實業銀行、渣打銀行、Banco de Oro Unibank及Metropolitan Bank and Trust Company。

(i) 本公司之授權代表(定義見上市規則)為(A)彭澤仁先生及(B)唐勵治先生，以及黎高臣先生((A)之替代人)及李麗雯女士((B)之替代人)。

10. 專家資格

以下為於本章程提供意見或建議之專家(「專家」)資格：

名稱	資格
安永會計師事務所	執業會計師

11. 專家在資產中的權益

專家已確認，於最後可行日期，其概無擁有本集團任何成員公司之股權或可認購或提名他人認購本集團任何成員公司之證券的權利(不論是否可合法執行)。

專家另外亦已確認，於最後可行日期，其概無在自二零零八年十二月三十一日(即本公司最近期公布經審計綜合財務報表的結算日)後由本公司或本集團內成員公司收購或出售或租用的任何資產或任何證券中，或在由本公司或本集團內成員公司擬收購或出售或租用的任何資產或任何證券中，具有直接或間接的利益關係。

12. 專家之同意

專家已就本章程之刊發發出同意書，同意本章程按其現有格式及內容載入其函件及／或引述其名稱，且迄今並無撤回同意書。

13. 費用

有關供股的費用，包括包銷佣金、印刷、註冊、翻譯、法律及會計費用，估計約為4.07千萬港元，並將由本公司支付。

14. 一般事項

若本章程之中文版內容與英文版出現歧義，概以英文版為準。

15. 備查文件

下列文件之副本於本章程起計14天內任何週日(公眾假期除外)正常辦公時間內在本公司總辦事處香港中環康樂廣場八號交易廣場第二座二十四樓可供查閱：

(a) 本章程；

(b) 本公司組織章程大綱及細則；

(c) 截至二零零七年十二月三十一日及二零零八年十二月三十一日止兩個年度的本公司年報；

(d) 本公司截至二零零九年六月三十日止六個月之中期報告；

(e) 安永會計師事務所就本集團之未經審核備考財務資料於二零零九年十一月四日發出之函件，全文載於本章程附錄二內；

(f) 本附錄三「重大合約」一節所述之重大合約；及

(g) 本附錄三「專家之同意」一節所述專家之同意書。

16. 送交公司註冊處處長之文件

章程文件各一份及本附錄三內「專家之同意」一段內所述之書面同意已按公司條例第342C條規定送交香港公司註冊處處長註冊。

章程文件各一份已按百慕達一九八一年公司法規定於刊發本章程後在合理切實可行情況下儘快送交百慕達公司註冊處處長。

致合資格機構買家的重要提示：

敬請妥為簽署致第一太平有限公司(「**公司**」)之投資者聲明書，並以郵寄、傳真或電子郵件交回公司(電郵地址：companysecretary@firstpacific.com)，以使公司於二零零九年十一月十一日(星期三)下午一時正(香港時間)或以前收到。倘若　閣下為實益擁有人，亦敬請將已簽署之投資者聲明書副本送交　閣下之中介人或登記擁有人(為免生疑問，其並不包括亦不擬提述香港中央結算(代理人)有限公司)。敬請注意，倘若　閣下並無適時交回已妥為簽署之投資者聲明書，則　閣下未必符合資格參與供股，亦不可接收章程文件，包括暫定配額通知書及額外申請表格。

日期：二零零九年 ____________ 月 ____________ 日

第一太平有限公司
香港
中環康樂廣場八號
交易廣場第二座二十四樓
傳真：+852 2810 4313
電郵地址：companysecretary@firstpacific.com
收件人：公司秘書李麗雯

敬啟者：

送交本函件乃有關吾等就643,387,400股供股股份(「**供股股份**」)之供股(「**供股**」)以私人配售方式行使認購權以認購公司股本中股份(「股份」)，包括未繳股款之供股權以認購供股股份(「**未繳股款供股權**」，連同供股股份，統稱為「**證券**」)，有關基準為於供股之記錄日期(即二零零九年十一月四日)下午五時正每持有(或吾等透過中央結算系統持有)5股現有股份可獲配發1股供股股份。吾等謹此表示、保證及同意，於供股結算前任何時間：

1. 吾等為「合資格機構買家」(「**合資格機構買家**」)(定義見美國《1933年證券法》(經修訂)(「**證券法**」)規則144A)，具有全面的權力及授權作出本文件所載之承認、陳述及同意，而倘若吾等以受信人或代理身份為一個或多個投資者賬戶收購該等證券，則有關賬戶之擁有人各自均為合資格機構買家，吾等就各有關賬戶擁有投資酌情權，而吾等具有全面的權力及授權代表各有關賬戶擁有人作出本文件所載之承認、陳述及同意，在該情況下，本文件所載之承認、陳述及同意內提及吾等之處須解釋為包括各有關賬戶擁有人。

2. 吾等為公司現有股東，現為吾等本身之賬戶或為吾等有全面投資酌情權之一個或多個合資格機構買家的賬戶收購該等證券，在各有關情況下均為投資用途，而並非為該等證券之任何轉售、分配或其他處置(定義見美國證券法)。

   吾等明白(而吾等行事之每個賬戶已獲告知及明白)，並無亦不會採取任何行動以容許在任何司法管轄區提呈該等證券(章程送交香港公司註冊處處長及百慕達公司註冊處處長註冊除外)；及吾等將不會在任何司法管轄區或有關要約或出售未獲授權之任何情況下或向作出有關要約、出售或邀請屬違法之任何人提呈、轉售、質押或另行轉讓吾等可能收購之任何該等證券或其任何實益權益，惟將導致符合任何適用法律及／或規例之情況除外。

3. 在不局限上文的概括性的原則下，吾等明白(而吾等行事之每個賬戶已獲告知及明白)，該等證券並無(亦將不會)根據《證券法》註冊，而現時向吾等(或有關實益擁有人)提呈及出售之有關交易並不涉及公開發售或依賴豁免遵守《證券法》之註冊規定(可能包括規則144A)。

4. 吾等明白及同意(而吾等行事之每個賬戶已獲告知及明白)，該等證券屬於《證券法》規則144(a)(3)所指之「限制證券」，不得存放入任何無限制預託證券設施，包括(但不限於)Bank of New York Mellon作為公司美國預託證券(「美國預託證券」)之存管處而維持之現有美國預託證券設施(「**存管處**」)，除非於存放時，該等證券並不屬於《證券法》規則144(a)(3)所指之「限制證券」，則作別論。

5. 吾等承認，無論吾等目前以普通股或美國預託證券(「美國預託證券」)之形式持有，倘若吾等參與供股(須待符合若干規定後方可作實，包括(其中包括)吾等按指示填妥、簽署及交回本聲明書)並收購任何供股股份，吾等將會以普通股之形式而非美國預託證券之形式收取有關供股股份。吾等亦承認，在供股之供股股份交付的最後日期(目前預期為二零零九年十一月二十七日)後一年內或直至供股股份不再屬於《證券法》規則144(a)(3)所指之「限制證券」，概無存管處將接納將供股股份存放入任何美國預託證券設施，或容許從任何美國預託證券設施預先交出公司之美國預託證券，除非吾等(或經紀代吾等)核證(其中包括)存放之股份並非根據供股認購或購買，而吾等並無借入股份存放以代替根據供股認購或購買之供股股份。

6. 吾等承認，股份在香港聯合交易所有限公司(「**聯交所**」)上市，因此，公司須根據聯交所之規則及慣例刊發若干業務及財務資料(「**交易所資料**」)，而吾等可取得或閱覽有關資料而並無不當的困難。吾等明白，交易所資料乃根據聯交所之形式、模式及內容編製，其有別於美國形式、模式及內容。吾等明白，章程(定義見下文)內所載之財務報表並非就根據《證券法》在美國證券及交易委員會(「**證交會**」)註冊之發售而編製。此外，吾等明白，並無根據美利堅合眾國普遍接納的審核準則進行工作，因此不應當作已根據該等準則進行工作般依賴。公司、可能有關供股之包銷商(「**包銷商**」)或任何彼等各自之聯屬人士並就公司、供股或該等證券或交易所資料之準確性、完整性或足夠性向吾等作出任何推薦建議、承諾、陳述或保證(明示或隱含)。

7. 吾等收購或認購該等證券並非因任何一般招攬或一般廣告而進行，包括廣告、文章、告示，或其他在任何報章、雜誌或類似媒介刊登之其他通訊或電台或電視廣播；或出席者經一般招攬或一般廣告邀請之任何研討會或會議。

8. 只要吾等簽妥並依時交回本投資者聲明書，吾等明白，吾等將會收到於二零零九年十一月四日就該等證券刊發之供股章程(「**章程**」)，並將會取覽吾等就認購及購買該等證券之投資決定而要求有關公司及該等證券之財務及其他資料。吾等同意，吾等將會以機密形式持有章程，明白吾等收到章程僅供吾等之用，而吾等將不會複製、分發、轉遞、轉交或另行傳送章程、有關供股之任何暫定配額通知書或額外申請表格，或任何其他有關供股之資料(包括其電子版本)予美國任何人士，並同意吾等將不會複製、分發、轉遞、轉交或另行傳送有關資料。除章程內所載之資料及公司所提供之資料外，吾等並無依賴任何人向吾等提供之財務或其他資料。吾等已自行評估有關吾等投資於該等證券之有關稅務、法律及其他經濟考慮因素，包括公司及其任何直接或間接附屬公司是否屬於美國《1986年稅務守則》(經修訂)第1297條所指之「被動境外投資公司」(「**被動境外投資公司**」)，以及收購、擁有及出售被動境外投資公司直接或間接權益之後果。吾等明白，倘若公司被定為被動境外投資公司，則可能對該等證券之美國持有人構成不利稅務後果。

9. 吾等承認，(a)吾等就或將會就供股及該等證券而收到的任何資料，包括章程及交易所資料（統稱為「**資料**」），乃由公司全權編製，及(b)包銷商或彼等各自之聯屬人士概無核實亦將不會核實有關資料，而包銷商或其各自之聯屬人士並無就有關資料之準確性、完整性或充足性作出或給予任何推薦建議、承諾、陳述或保證（明示或隱含），而有關資料內所載者概不可作為彼等或其聯屬人士之承諾、陳述或保證般依賴。包銷商及其任何聯屬人士亦無任何責任向吾等提供有關資料之任何修訂、更新或替換資料。

10. 吾等明白，倘若供股股份以股票形式交付，只要供股股份屬於《證券法》規則144(a)(3)所指之「限制證券」，則就供股股份交付之股票將載有其意大致如下的文字：

「本證明書所代表之證券並無根據並無根據美國《1933年證券法》（「美國證券法」）或在美國任何州或其他司法管轄區之任何證券監管當局註冊，不可提呈、出售、質押或另行轉讓，除非：(1)根據美國《證券法》規則144A（「規則144A」）或美國《證券法》之註冊規定的另一豁免，或無須符合有關註冊規定之交易，向持有人或代表其行事之任何人合理相信其為規則144A所指的「合資格機構買家」的人為本身的賬戶或合資格機構買家的賬戶進行，(2)依據美國《證券法》規例S規則903或規則904在離岸交易中進行，或(3)根據美國《證券法》規則144A之註冊規定豁免（如可使用），在各情況下，均符合美國任何州之任何適用證券法律。不得有關就此等股份之轉售作出美國《證券法》規則144給予豁免的陳述。儘管上文另有所述，只要該等股份仍為規則144A(a)(3)所指的「限制證券」，該等股份不得存放入由存管銀行設立或維持之有關本公司股份之任何無限制預託證券設施。」

11. 在決定認購該等證券前，吾等(a)將已就此在吾等視為有需要之範圍內咨詢吾等本身有關各司法權區之法律、規管、稅務、商業、投資、財務及會計顧問，(b)將已擁有有關公司該等證券而吾等就作出吾等之投資決定而言認為有需要的所有資料，(c)將已有合理機會可就公司之有關財務狀況及經營業績以及認購該等證券向公司之高級人員及代理提問及獲答覆，而吾等對任何有關問題之答覆感到滿意，(d)將已審閱吾等就認購該等證券認為有需要或合適之所有資料，及(e)將已自行對公司及供股進行盡職審查，並將根據吾等本身之判斷、盡職審查及從有關顧問取得吾等視為有需要之意見作出吾等本身之投資決定，且並無依賴包銷商或彼等各自之聯屬人士或代表彼等發表之任何推薦建議、承諾、陳述或保證或意見(包括任何研究報告)。

12. 吾等將不會要求包銷商或其各自之聯屬人士就有關資料或公司向吾等提供之任何其他書面或口頭資料的任何錯誤陳述或遺漏負責。吾等承認，包銷商或彼等各自之任何聯屬人士並無亦將不會向吾等提供有關供股及該等證券之書面或口頭資料。

13. 吾等明白並同意，吾等不可依賴，吾等亦並無依賴包銷商或彼等各自之任何聯屬人士或代其行事之任何人就供股或該等證券所進行之任何調查，彼等及彼等之任何聯屬人士以及彼等各自之任何聯屬人士、僱員、高級人員、董事或代表並無就公司、供股或該等證券向彼等作出任何推薦建議、承諾、陳述或保證(明示或隱含)。

14. 吾等在財務及商業事宜擁有有關知識及經驗，使吾等能評估投資於該等證券的可取之處及風險，而吾等有財務能力承擔投資於該等證券之經濟風險及就此承受全數損失。有關吾等可能蒙受之全部或任何部分損失，吾等將不會向公司或任何包銷商追討。吾等並無理由預計吾等之情況(財務或其他方面)的任何變動而可能致使或要求吾等出售或分派吾等可能決定投資之任何該等證券的全部或任何部分。

15. 吾等同意，倘若於未來任何時間，吾等有意將任何該等證券再提呈、轉售、質押或另行轉讓，除根據任何適用美國聯邦法及美國任何州之證券法外，吾等將不會這樣做，吾等亦確認：

    (a) 吾等將根據《證券法》規例S規則903或904在離岸交易中轉讓該等證券，為免生疑問，其包括並無與任何有關交易對手方預先安排在聯交所進行之真誠出售；

(b) 吾等將在獲豁免《證券法》註冊規定之交易中轉讓該等證券，而倘若公司要求，將會提供公司合理滿意之法律意見，當中説明有關轉讓獲豁免《證券法》註冊規定；或

(c) 吾等將根據《證券法》規定之有效註冊書轉讓該等證券。

吾等明白及承認，包銷商在供股方面協助公司，而就供股而言，包銷商僅為公司而並非任何其他人行事，尤其是，其並非向吾等提供服務，向吾等提供任何推薦意見，就吾等可能訂立以認購或購買任何該等證券之任何交易的合適性向吾等提供意見，或就公司、供股或該等證券向吾等提供意見。此外，在法律容許的範圍內，吾等豁免吾等因包銷商獲公司委聘而可能對其擁有之任何及所有申索、法律行動、法律責任、損害賠償或索求。

吾等有十足權力及授權簽立及交付本聲明書，其構成吾等有效及具法律約束力之責任，並可根據其條款向吾等強制執行。

16. 吾等承認，公司、包銷商及彼等之聯屬人士以及其他人會依賴上述承認、陳述、保證及同意之真實性及準確性，吾等亦同意，倘若在截至供股結算日期止期間內任何時間重複，上述承認、陳述、保證及同意將依然有效。

吾等明白，公司、包銷商及彼等各自之聯屬人士乃依賴本聲明書以符合美國及其他證券法律。吾等不可撤回地授權任何存管處(包括任何吾等透過其持有股份之代名人、保管人或其他財務中介人)向公司及各包銷商提供本聲明書之副本及有關吾等之身份及吾等持有股份而在協助吾等收購或行使未繳股款供股權或購買供股股份時有需要或適宜之有關資料(包括有關賬戶資料以及吾等身份及聯絡資料之詳情)。吾等亦不可撤回地授權公司、包銷商及彼等各自之聯屬人士就有關本文件內所載事宜將本聲明書或其副本向任何行政、仲裁或法律程序或正式調查之任何有關人士出示。

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倘若代另一人簽署，請註明簽署身份：　______________________

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透過其持有股份之香港財務中介人或代名人的名稱、地址及聯絡詳情：　______________________

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